

Banco de Chile

Annual report

2025

PRIDE

IN OUR

COUNTRY

Banco de Chile

Annual report



2025

PRIDE
IN OUR
COUNTRY


2025

Table of Contents

This document was drafted in the Spanish language. The English version is merely a free translation for referential effects. In case of discrepancies between the Spanish and English versions, the Spanish version shall prevail.



Banco de Chile

Financial Report

Banco de Chile's financial report issued on February 3, 2026, is included in and forms an integral part of this Annual Report. The document is available on the bank's website at www.bancochile.cl in the section 'Our Bank.'

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Opening Remarks

Banco de Chile

• • • • • •

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OPENING
REMARKS

CORPORATE
PROFILE

CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

MESSAGE FROM THE CHAIRMAN

Dear Shareholders:

It is an honor to present Banco de Chile's Annual Report for fiscal year 2025 and to look back on the main elements that shaped our performance. Thanks to the hard work of our more than 10,000 employees and our consistently applied strategy, the bank led the industry not only in results but in several other areas as well. The achievements that we have reported this year and over time reinforce our belief that our work should be based on responsible growth with an appropriate risk-return ratio and continuous strengthening of our long-term fundamentals. I believe that these elements are essential to maintaining our leadership position and to projecting the bank's strength into the future.

Our results are even more noteworthy given the complexities of the business environment, which was marked by low economic growth due mainly to weak investment. Although this is not new—the country has been growing at an average of 2% since 2014, some evidence has led to concerns about structural elements. The gap between Chile and higher-income countries has widened, distancing us from the longed-for threshold of development despite extraordinarily favorable external conditions in recent years, such as high copper prices and the dynamism of our main trading partners. Public debt levels have increased in our country, and we have seen a drop in savings and continued high unemployment. This deterioration in growth, investment and employment constitutes a real barrier to improving the quality of life of people today as well as future generations.

The great challenge we face as a country is to look to the future and rebuild the foundations for prosperity. We all play a role in this effort, including both the private sector and the administration that will take office when the new political cycle begins. Although the challenges are many, we must work now on broad agreements that lay solid foundations for the long term. Chile has a great opportunity given the existing consensus on a wide range of matters and measures that are as necessary as they are urgent.

To move forward we must engage in a realistic assessment with strong technical foundations and without short-term biases, including corrective actions. We must learn from policies that have had negative effects, such as tax increases and pension fund withdrawals, which impacted savings and the cost of credit. Over the years, we have seen that economic policies can make a difference for development and can have significant costs when they are ill-advised or are implemented under inappropriate conditions.

Our country also has an opportunity to strengthen institutional aspects in various areas to avoid the distortions caused by political cycles. For example, deficiencies in the permit and licensing system have reduced our competitiveness and contributed to an outflow of capital. In addition, we must develop agreements that bring into being the changes that the country needs, including improvements to the current political system. The task is enormous and requires hard work, but throughout its history Chile has proven itself to be a resilient country with an enormous capacity to overcome adversity and move forward.

In this context, despite the numerous challenges of the macroeconomic environment, the banking sector has performed well in recent years, demonstrating considerable flexibility and adaptability. However, we must recognize the existence of factors that could put pressure on profitability in the future, such as the normalization of variables that temporarily boosted revenue. We must also closely monitor the evolution of the labor market, because if the decoupling of unemployment and growth persists, it could affect the quality of the loan portfolio. All this is taking place in a more complex global environment marked by greater economic and geopolitical risks, intensified competition and a sustained increase in regulations. This backdrop reinforces the need to deepen strategies aimed at improving efficiency and productivity levels in order to lay the foundations for the long-term sustainability of the business.



Banco de Chile



In addition to economic changes, we are facing structural transformations that will significantly impact global banking business models. The most important phenomenon is the technological revolution, which is profoundly redefining banks' relationships with their customers and the way they manage internal processes. The speed of this transformation presents enormous challenges such as heightened competition—including the emergence of technological platforms—and growing expectations in terms of immediacy, security and transparency. This requires intensified investments in key areas such as cybersecurity, technology infrastructure, artificial intelligence and data analytics along with a profound cultural change that promotes cooperation, adaptability and new skills. This revolution also represents a challenge to authorities, as regulatory frameworks must move forward quickly while safeguarding the stability of the system, fair competition and the conditions necessary for innovation.

We believe that we must continually adjust our strategy and business model to preserve the leadership that has characterized the bank throughout its history. In recent years, we have promoted various strategic initiatives, the benefits of which are evident. One example is the digital onboarding process, which has been enhanced by the creation of the FAN Account, a debit account that has enabled us to add nearly 2 million new customers in just 5 years. In addition, our digital channels allow us to conduct remote transactions in accordance with high security standards and ever-increasing time efficiency. In operations, we have automated numerous processes and gradually incorporated artificial intelligence tools, generating significant improvements in productivity. This has allowed us to optimize our branch network and the use of physical space and improve customer satisfaction levels, maintaining our leadership in this crucial area. We also took an important strategic step during fiscal year 2025 with the start of operations of the new subsidiary Banchile Pagos. Focused on the small and medium sized business segment, this entity expands our value proposition and contributes to strengthening financial inclusion in Chile.

During 2025, we also implemented a series of actions aimed at further solidifying the bank's sustainability framework. In the area of corporate governance, we amended the Board of Directors' bylaws in an effort to modernize and strengthen our governance framework. These changes were approved with broad support at the extraordinary shareholders' meeting held in November. This modernization will contribute to further strengthen our corporate governance, one of the bank's main attributes, which has won us recognition from several entities. I would especially like to note that the Institute of Directors, EY and the Santiago Stock Exchange once again recognized Banco de Chile as one of the companies with the best corporate governance in Chile. In terms of our contributions to the community, we once again donated the bank's human and technical resources to the Teletón, an initiative in which we have participated since its founding 47 years ago. We also continued to promote initiatives to support entrepreneurship and emergency response actions, all of which are outlined in this Annual Report. In fact, as I write these words, our team and our customers are working together with Desafío Levantemos Chile to support the victims of the recent forest fire tragedy in south-central Chile.

In closing, I would like to express my sincere appreciation to all those who make it possible to continue building Banco de Chile, an institution with more than 132 years of history. Finally, I would like to thank our more than 10,000 employees, whose dedication and commitment are the foundation of our achievements, and our shareholders, who have placed their trust in the board of directors that I am honored to chair.

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2-22

PABLO GRANIFO LAVÍN
Chairman
Banco de Chile

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OPENING
REMARKS

CORPORATE
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STRATEGY AND
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CUSTOMERS

PEOPLE

A WORD FROM OUR CEO

Dear Shareholders:

It is a privilege to present Banco de Chile's results and main achievements in 2025. Although the overall environment showed greater signs of stability, important uncertainties persisted in areas that directly and indirectly impacted banking activity. In this context, we continue to move forward with a clear and consistent strategy aimed at safeguarding our solid foundation and strengthening the business while building capabilities that will allow us to create sustainable value in the long term for our shareholders, stakeholders and the community in general.

The bank's net income in 2025 totaled Ch$1,192,262 million, a result that positioned us as leaders in the banking industry for the sixth consecutive year. This also translated into a return on capital and reserves of 21.9%, which also placed us among the leaders in the sector.

From a broader and more comprehensive perspective, the economic value generated by Banco de Chile during 2025 totaled Ch$4,137,074 million. This was mainly allocated to paying providers of financial resources (36.1%); salaries and other benefits for our employees (13.8%); other suppliers of goods and services (12.9%); and the government through taxes and other payments, among other activities (8.0%).

In an environment of low credit dynamism and lower interest and inflation rates, we achieved sustained growth in customer revenue through active and diversified commercial management. I would like to highlight the performance of net fees and commissions (+11.4%), growth in loan portfolio margins (+7.3%) and the improvement in the total spread, which reflects a consistent pricing strategy, product mix and balance sheet management. These results allowed us to outperform our competitors in the context of the industry.

We also significantly strengthened our customer base, with growth of 7.4% in checking account holders, 17.7% in FAN account holders and 3.0% in the number of debtors. This was achieved

by leveraging digital acquisition capabilities and offering an increasingly simple, agile and personalized value proposition.

During 2025, we expanded the FAN Account model, which has established itself as an important mechanism for attracting and retaining customers. The portfolio of accounts and balances showed significant growth, while the combined net margin of the FAN Account and FAN Savings products also increased considerably, confirming the economic soundness of the model and the decision to implement it made in August 2020. Digitalized onboarding, intensive use of the Mi Banco App and generative artificial intelligence through the FANi virtual assistant also enhanced the experience and operational efficiency.

We achieved a nominal expansion of 4.9% in loans to individuals, with growth of 3.9% in consumer loans and 5.3% in housing loans. We promoted initiatives such as pre-approved loans, new digital functionalities and active participation in the mortgage rate subsidy program. Although our consumer market share fell to 18.1% in a context of strong expansion of retail banks (outside our target market), in housing we grew slightly above the market, reaching a market share of 15.5%.

We are facing a cycle of low growth and high price competition, along with greater financial disintermediation in business banking. In view of this, we chose a strategy of profitable growth and efficient use of capital, closing the year with a 15.4% market share of commercial loans and reducing low-return exposures, particularly in the Corporate and Large Companies segments.

In our work with SMEs, we continued to strengthen our value proposition, achieving sustained customer growth, higher operating revenue and a significant improvement in recommendation and satisfaction indicators, consolidating a deeper and long-term relationship with this segment.

One of the most important milestones of the year was the start of operations of Banchile Pagos on November 17, 2025. In just a



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SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   ADDITIONAL INFORMATION   FINANCIAL REPORTING

2025

few weeks, this new subsidiary was able to enroll nearly 6,800 merchants, deploy more than 7,800 Smart POS terminals and process more than 4.7 million transactions, structurally expanding our value proposition for companies, merchants and entrepreneurs.

At Banchile Inversiones, the brokerage firm and the General Fund Administrator (AGF) reported solid performance, with growth in assets under management, leadership in market share in equities and FX, and a significant contribution to fee income that was based on digital innovation and service quality.

Efficiency and productivity continued to be a cross-cutting strategic focus areas. During 2025, we made progress in optimizing the branch network, reducing staffing levels through lean and natural processes and the successful internalization of Socofin. This allowed us to strengthen standards of control, governance and customer experience. These initiatives, together with process automation and digital sales, contributed to our ability to continue to capture structural value and maintain a culture of efficiency and cost discipline.

In the area of technology, we expanded our efforts to update our architecture, achieving a migration to Cloud rate of 54%, implementing a new corporate ERP and reaching key milestones in the modernization of the core banking system. In parallel, we accelerated the responsible adoption of artificial intelligence. Specifically, we established a strategic partnership with Microsoft. Thanks to these efforts, more than 60% of employees use generative AI tools and multiple internal assistants have improved productivity, decision quality and customer experience.

Risk management remained rigorous, prudent and proactive, closing the year with a risk expense ratio below 1%, controlled NPL levels and adequate coverage. We also made progress on our efforts to strengthen risk governance, operational continuity and preparation for new regulatory requirements.



GRI
2-22

In the area of sustainability, we continue to expand the integration of economic, social and environmental criteria in business management. The incorporation of the materiality matrix in this report and the development of sustainable finance reflect our commitment to transparency and international standards. Along those same lines, we adopted a General Sustainable Finance Framework in 2022 that strengthens corporate governance and transparency for the financial community.

The hallmarks of Banco de Chile include management of community engagement through inclusion, education and entrepreneurship, environmental stewardship and emergency response. In this context, we once again led the Teletón fundraising campaign; we strengthened the Education for Chile Program, focusing on technical and professional training; we developed a new version of the Women who Inspire award and the Innovative Woman prize; we promoted environmental volunteering through the Blue Crew; and we held the tenth edition of the National Entrepreneurial Challenge Contest.

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OPENING
REMARKS

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STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

A WORD FROM OUR CEO

Of particular note is the fact that "Project 4270, Chile from Above" won a Golden Lion at the Cannes Film Festival and was screened at the Chile Pavilion at the Osaka 2025 World Expo. The film offers an innovative perspective on Chile that combines purpose, identity and creativity.

These and other achievements from this past year, which I invite you to review in detail in this Annual Report, were reflected in various awards given to us by customers, investors and the market. These include the results in Procalidad and The Voice of the Market (La Voz del Mercado), validating our focus on experience, service, trust and good corporate governance.

None of these achievements would be possible without the commitment, professionalism and service vocation of our teams. In this regard, I would like to highlight the strengthening of leadership, continuous training, development of digital talent and cultivation of a work environment that continues to be a strategic asset for the bank.

On the eve of my tenth anniversary as CEO of Banco de Chile, I would like to express my most sincere gratitude to our employees, whose professionalism and dedication to service have allowed us to successfully weather increasingly demanding conditions and consolidate our systematic leadership in the industry. Likewise, I value and appreciate the constructive climate based on dialogue and mutual respect that has characterized the relationship with the trade unions that represent them.

Looking ahead to 2026, we anticipate important opportunities nationwide with the new political and fiscal cycle that is beginning. At the industry level, we look forward to deeper digitalization and

automation, a hyper-personalized offering and the creation of value through partnerships developed in an increasingly open financial ecosystem. At the same time, we face challenges, including a demanding environment characterized by the implementation of new regulations and increasing competition in the industry.

However, we have a solid strategy, committed teams and a track record that allow us to approach the future with confidence. With this conviction, we will continue to move forward responsibly and with determination to contribute to the country's development and generate sustainable value for our shareholders and stakeholders.

EDUARDO EBENSPERGER ORREGO
Chief Executive Officer
Banco de Chile

2

Corporate Profile

Banco de Chile

· · · · · ·

OPENING
REMARKS

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CORPORATE
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STRATEGY AND
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CORPORATE PROFILE

Banco de Chile, Tax ID No. 97.004.000-5, is a banking corporation incorporated in the Republic of Chile in accordance with the General Banking Law. Its existence was authorized by the Financial Market Commission (CMF)—formerly the Superintendency of Banks and Financial Institutions—through Resolution No. 132 dated September 17, 1996, which was registered on page 23,859, number 18,638 of the 1996 Commercial Registry of the Santiago Real Estate Registry. Banco de Chile's current bylaws are set out in a public instrument dated November 27, 2025, that was issued by the Santiago Notary Office of Ms. María Pilar Gutiérrez Rivera, which contains a summary of the minutes of an extraordinary shareholders' meeting held on November 10, 2025. The legal domicile of Banco de Chile is Paseo Ahumada No. 251, Santiago, Chile.

Its contact information is listed below.

CONTACT:
Pablo Mejía Ricci, Head of Investor Relations

WEBSITE:
www.bancochile.cl

EMAIL:
ir@bancochile.cl - sostenibilidad@bancochile.cl

The organization consists of the bank and its subsidiaries:
- Banchile Administradora General de Fondos S.A.
- Banchile Asesoría Financiera S.A.
- Banchile Corredores de Seguros Ltda.
- Banchile Corredores de Bolsa S.A.
- Operadora de Tarjetas Banchile Pagos S.A.

The bank offers a wide range of specialized credit and financial products and services. In addition, its subsidiaries offer securities brokerage, mutual fund management, investment banking, insurance brokerage and payment card operation services to all segments of the Chilean financial market.

The bank has maintained a strategic partnership with Citigroup since 2008 that gives its customers access to a broad network of services and correspondent banks abroad.

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2-3



MISSION, VISION, PURPOSE AND VALUES

We are a leading, globally-connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large.

[MISSION]

In everything we do, we constantly strive to be the best bank for our customers, the best place to work and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general.

[VISION]

We contribute to the development of the country, people and companies.

[PURPOSE]

Integrity, commitment, respect, loyalty, sound judgment, responsibility and fairness.

[CORPORATE VALUES]

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CMF
2.1

OPENING
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CUSTOMERS

PEOPLE

MAIN MILESTONES AND FIGURES

Milestones

Market capitalization totaled **Ch$17,577 billion** at the close of 2025, positioning the bank as the highest valued institution of its kind in Chile.

Leadership in financial results in the Chilean banking industry, particularly in **net income and profitability.**

Start of operations of **Banchile Pagos**, a new subsidiary specializing in payment solutions, supporting companies and SMEs in their sales and payment management processes using **cutting-edge technology**.

Placement of more than **Ch$1,573 billion** in bonds in the local market and **Ch$350 billion** abroad, including the issuance of an **ESG bond in Switzerland for CHF 100 million** (approximately US$122 million) to finance **social projects**.

Implementation of **virtual assistants** powered by **AI** to serve customers and support teams.

Integration of the credit recovery function by **absorbing the subsidiary Socofin**, thus improving **operational efficiency** and **customer experience**.

Launch of **Project 4270**, which explores 4,270 km of Chile and generates images captured by drones, **strengthening the bank's brand positioning and commitment to the country**.

Banco de Chile



Recognition in 2025

THE VOICE OF THE MARKET (LA VOZ DEL MERCADO)

Recognition as one of the three companies with the Best Corporate Governance in the country according to an annual survey by EY, the Santiago Stock Exchange (nuam Exchange) and the Chilean Institute of Directors.

CITIZEN BRANDS

First place in the Best Corporate Governance category, awarded by Cadem, Deloitte and *Diario Financiero*.

MERCO EMPRESAS

Fourth place in the overall ranking of the 200 companies with the best corporate reputation in the country.

CHÓCALE AWARDS

First place in the Excellent Service category.

BEST BANK IN CHILE

Recognition granted by *Global Finance* at the 2025 Best Bank Awards.

HUELLACHILE SEAL

Quantification and Reduction Seal and Excellence Seal. Recognition awarded by the Ministry of the Environment to organizations committed to greenhouse gas (GHG) reduction based on their 2024 results.

BEST PAYING COMPANIES AWARD

Recognition given to the bank for its leadership in timely payment to suppliers. It was awarded by the Entrepreneurs' Association, the Commodities Exchange and the newspaper *El Mercurio*.

MERCO TALENT

We ranked first in the Banks and Financial Institutions sector for the 12th consecutive year and placed third in the overall ranking of 200 companies.

PROCALIDAD NATIONAL CUSTOMER SATISFACTION AWARD

First place in the Large Financial Institutions sector and chosen Best of the Best in the Contractual category.

PXI RANKING - PRAXIS XPERIENCE INDEX

First place in Customer Experience in the Large Financial Institutions sector.

MERCO ESG RESPONSIBILITY

Fourth place in the overall ranking of the 100 Most Responsible Companies and with the Best Corporate Governance.



OPENING REMARKS

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CORPORATE PROFILE

CORPORATE GOVERNANCE

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PEOPLE

MAIN MILESTONES AND FIGURES

Financial Performance

Ch$39,192 billion
IN LOANS



Total loans

WHOLESALE BANKING **32.5%**

RETAIL BANKING **67.5%**

Ch$54,101 billion
IN ASSETS

"

ECONOMIC VALUE GENERATED
Ch$4,137 billion

MARKET CAPITALIZATION
Ch$17,577 billion

18.3%
REGULATORY CAPITAL RATIO

21.9%
RETURN ON AVERAGE CAPITAL AND RESERVES

37.4%
EFFICIENCY RATIO



Income before taxes

RETAIL BANKING AND SUBSIDIARIES **54.6%**

WHOLESALE BANKING AND TREASURY **45.4%**

Ch$1,192 billion
IN NET INCOME

Banco de Chile

Customers



2.9 million
ACTIVE CUSTOMERS

1.6 million
CHECKING ACCOUNTS

2.4 million
FAN ACCOUNTS

*   Includes Cuenta FAN, FAN Clan, FAN Ahorro and FAN Emprende.



+16% increase
IN ELECTRONIC FUNDS TRANSFERS

77.2%
NET PROMOTER SCORE

19

MONTHLY AVERAGE VISITS TO PUBLIC WEBSITES

65 million

LOGINS TO OUR DIGITAL CHANNELS

+800 million



899 thousand
LOYALTY PROGRAM BENEFICIARIES

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CORPORATE PROFILE

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MAIN MILESTONES AND FIGURES

Employees

10,301
BANCO DE CHILE



11,156
CORPORATION

855
SUBSIDIARIES



51.8%
WOMEN



48.2%
MEN



50.0%
INTERNAL MOBILITY

699,674
hours
OF TRAINING

91.4%
satisfaction
CLIMATE SURVEY

1.6%
of employees have
DISABILITIES

< 20 >

Community

Ch$7,110
billion
SOCIAL INVESTMENT

+9,000
VOLUNTEERS

202
community activities



202,560
volunteer
HOURS

COMMUNITY ACTIVITIES

41% METROPOLITAN REGION

59% OTHER REGIONS

Environment

100%
electricity
BACKED BY RENEWABLE SOURCES (PPA + IREC)

7,728 kg
of waste collected
BY BANK EMPLOYEE VOLUNTEERS IN A 277,650 M² AREA

Over 3
million m²
CLEANED AND MORE THAN 15 METRIC TONS OF WASTE INTERCEPTED THROUGH THE BANCHILE-PARLEY CAMPAIGN

SEALS EARNED:

HuellaChile Excellence 2024

HuellaChile Quantification and Reduction 2024

Cumulative reduction of
54%
OF THE CARBON IMPACT (BETWEEN 2019 AND 2025)

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HISTORICAL INFORMATION

With more than 130 years of history, Banco de Chile is a leading financial institution in the local banking sector. Since its founding in 1893 through the merger of three banks—Valparaíso, Agrícola and Nacional de Chile—the corporation has been key to the country's financial development, playing an important role in stabilizing the Chilean banking system and consolidating its position as a financial and business leader.

Over its long history, it has adapted to changes in the market and to its customers' needs while maintaining a focus on innovation and quality service. It also has played a key role in financing infrastructure projects, supporting small and medium-sized enterprises and encouraging Chileans to save and invest.

History

‹ 22 ›

CMF
2.2

1893

The corporation's beginnings date back to the end of the 19th century when Banco de Valparaíso, Banco Nacional de Chile and Banco Agrícola merged to form the Banco de Chile banking corporation. The bank began operating the following year with a network of 25 branches throughout Chile.

1926

Banco de Chile relocated its headquarters from the former offices of Banco Nacional de Chile located at Huérfanos 930 to a brand-new building at Ahumada 251.

1930

Banco de Chile overcame the economic crisis thanks to a sound capital base.

1960

Following a major earthquake and tsunami in Valdivia, the bank provided support for the devastated region by offering special loans to help rebuild the hardest hit areas.

1970s

The Chilean State Development Corporation (CORFO) became Banco de Chile's largest shareholder in 1973 as a result of a process undertaken to nationalize the banking industry. In 1975, ownership and control of the bank were transferred to private investors.

1983

Amidst a global and local financial crisis, authorities intervened to address the bank's deteriorated loan portfolio and capital base.



SUPPLIERS · LEGAL AND REGULATORY COMPLIANCE · COMMITMENT TO CHILE · MATERIAL OR ESSENTIAL EVENTS · ADDITIONAL INFORMATION · FINANCIAL REPORTING

2025



1986 | 87

Banco de Chile acquired the assets and liabilities of Banco Continental. It also incorporated 30,000 new shareholders through "popular capitalism" and absorbed the operations of Banco Morgan Finansa.

1996

Banco de Chile changed its name to SM-Chile S.A. in order to resolve the subordinated debt problem. A subsidiary of SM-Chile S.A. was incorporated and all the assets and liabilities of the former Banco de Chile including its name were transferred to it. Another subsidiary called SAOS S.A. was incorporated, which acquired its liabilities to the Chilean Central Bank.

2000s

The merger with Banco de A. Edwards was completed in 2002. Banco de Chile took over the assets and liabilities of Citibank Chile, the Chilean subsidiary of Citigroup, and partnered with Quiñenco to share ownership of LQ Inversiones Financieras S.A. in 2008.

2010s

Following successful capital increases, Banco de Chile's stock was included in the MSCI stock index. The bank was also listed on the Dow Jones Sustainability Index Chile (DJSI) in recognition of its sustainability strategy, which is designed to strengthen its commitment to the development of Chile and its inhabitants.

In 2014, LQ Inversiones Financieras S.A. made a secondary offering of Banco de Chile shares, changing its percentage ownership to 51%.

In 2019, the bank prepaid the total balance of subordinated debt to the Chilean Central Bank. This contributed to a significant increase in the free float, which reached 44%.

2020-2024

During the health crisis caused by COVID-19, the bank implemented several initiatives aimed at mitigating the impacts of the pandemic and strengthening its support of the community. In parallel, it launched its first 100% digital account, Cuenta

FAN, which was later joined by FAN Emprende, which focuses on SMEs; FAN Clan, for young people; and FAN Ahorro, a savings product.

To diversify its liabilities and finance its long-term growth, the bank issued a US$500 million bond under U.S. Rule 144A/Regulation S.

The bank's progress on sustainability has been recognized both locally and internationally by various institutions that evaluate ESG criteria. It also published its Sustainable Financing Framework and issued two social bonds in 2023.

2025

Banco de Chile achieved market capitalization of Ch$17,577 billion at year-end.
The bank's new subsidiary, Banchile Pagos, entered the acquiring business, while the bank consolidated its position as the industry leader in profitability and net income.

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OWNERSHIP

The bank maintains a diversified ownership structure that reflects its strength and stability in the financial market. This diversity of domestic and international shareholders allows the organization to operate with a robust capital base and efficient resource management. The bank's ownership structure is a key part of its ability to implement sustainable growth strategies and respond effectively to market dynamics.

Ownership and Control

As of December 31, 2025, Banco de Chile has a total of 15,066 shareholders of record. The main shareholder is LQ Inversiones Financieras S.A. (LQIF), which directly and indirectly owns 51.15% of Banco de Chile's shares. LQIF is owned equally (50% each) by Quiñenco S.A. and Citigroup Inc. In accordance with the terms of the shareholders' agreement between Quiñenco S.A. and Citigroup Inc., the former controls Banco de Chile.

Eighty-two point nine percent (82.9%) of the issued and paid shares of Quiñenco S.A. are held by the companies Andsberg Inversiones SpA, Ruana Copper A.G. Agencia Chile, Inversiones Consolidadas Ltda., Inversiones Salta SpA, Inversiones Alaska Ltda., Inmobiliaria e Inversiones Río Claro S.A. and Inversiones Río Claro Ltda. The Luksburg Foundation indirectly holds 100% of Andsberg Inversiones SpA. and 100% of Ruana Copper A.G. Agencia Chile.

Andrónico Luksic Craig (Chilean ID No.: 6.062.786-K) controls 100% of Inversiones Consolidadas Ltda. and Inversiones Alaska Ltda. Andrónico Luksic Craig's family holds 100% of Inversiones Salta



CMF
2.3.1
2.3.4.iii.c

ERGAS GROUP
3.0%
PENSION FUNDS
7.2%
ADR
2.7%
OTHER FOREIGN INVESTORS
15.7%
TOTAL FOREIGN INVESTORS
18.4%
LQIF GROUP
51.2%
OTHER SHAREHOLDERS
20.2%

* LQIF Group is owned equally (50% each) by Quiñenco S.A. and Citigroup Inc.

** LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda. (LQIF Group), subsidiaries of Quiñenco S.A., and Citigroup Inc., directly control 51.15% of the shares of Banco de Chile. Under the strategic partnership agreement between Quiñenco and Citigroup Inc. for the merger by incorporation of Citibank Chile into Banco de Chile, Citigroup Inc. accessed a shareholding in LQIF, with an initial holding of 32.96%, which it later increased to 50% of that company. An essential feature of this partnership is the agreement that Quiñenco will continue to be the controller of LQIF and the companies that LQIF directly or indirectly controls.



SpA. Inmobiliaria e Inversiones Río Claro S.A. and Inversiones Río Claro Ltda. are indirectly controlled by the Emian Foundation, in which the successors of the late Guillermo Luksic Craig (Chilean Tax ID Number 6.578.597- 8) have vested interests.

There is no shareholder agreement between the controllers of Quiñenco.

Major Changes in Ownership or Control

There were no significant changes in ownership of Banco de Chile during 2025.

Majority Shareholders or Partners

With respect to the bank's ownership and control structure, the corporation has no individuals or legal entities other than its controlling shareholders that, alone or with others with whom they have joint action agreements, own 10% or more of the capital or voting capital or that have the power to appoint at least one member of the board of directors or management of the corporation.

Major Shareholders

Shareholders	No. of Shares	% of Total
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
LQIF Group	**51,670,277,343**	**51.15%**
Banchile Corredores de Bolsa S.A.	5,298,295,922	5.245%
Banco de Chile on behalf of State Street	4,368,739,111	4.325%
Banco Santander on behalf of foreign investors	3,959,115,077	3.919%
JP Morgan Chase Bank	2,719,097,108	2.692%
Banco de Chile on behalf of non-resident third parties	2,355,382,741	2.332%
Banco Santander Chile on behalf of third parties	1,926,817,275	1.907%
Ever Chile SpA	1,888,369,814	1.869%
Banco de Chile on behalf of Citi NA New York	1,663,309,364	1.647%
Ever 1 Bae SpA	1,166,584,950	1.155%
Larrain Vial S.A.	1,000,886,079	0.991%
Inversiones Avenida Borgoño Limitada	882,604,102	0.874%
Bci Corredor de Bolsa S.A.	779,379,823	0.772%
AFP Habitat S.A. Fund A	758,929,122	0.751%
Santander Corredores de Bolsa Limitada	703,730,776	0.697%
AFP Cuprum S.A. Fund A	635,579,418	0.629%
Banco de Chile on behalf of Citi NA London	549,822,754	0.544%
Valores Security S.A.	527,069,658	0.522%
AFP Capital S.A. Fund A	518,556,321	0.513%
Subtotal	**83,372,546,758**	**82.533%**
Other shareholders	17,644,534,356	17.467%
Total	**101,017,081,114**	**100.000%**

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Shares

Shares, Characteristics and Shareholder Rights

Banco de Chile shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is also listed on the New York Stock Exchange under the American Depositary Receipts (ADR) program, where one American Depositary Share (ADS) is equivalent to 200 local shares. As of December 31, 2025, the bank had issued 101,017,081,114 subscribed and paid single-series shares, which are identified locally with the ticker "CHILE" and on the New York Stock Exchange with "BCH."

In 2025, the bank's share value outperformed the IPSA index and closed at Ch$174.0 on the Santiago Stock Exchange.

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2.3.4.i

2.3.4.iii.b



Banco de Chile stock performance (local and ADR)
(Base 100)

*   Dividend adjusted.



Local share

	Closing price	Average price[1]	Number of shares traded	Total value traded[2]	Average daily value traded
	(Ch$)	(Ch$)	(millions)	(US$ millions)	(US$ millions)
2024	**113.1**	**110.1**	**25,243.8**	**2,945.4**	**11.9**
Q1	109.0	106.8	7,215.9	811.4	12.9
Q2	105.0	107.5	6,008.1	697.2	11.2
Q3	114.7	112.7	6,492.3	786.0	12.9
Q4	113.1	113.3	5,527.6	650.9	10.5
2025	**174.0**	**141.9**	**27,485.7**	**4,102.5**	**16.5**
Q1	125.5	123.1	7,364.5	953.8	15.1
Q2	140.9	139.3	7,347.5	1,066.8	17.5
Q3	146.0	139.8	6,251.5	914.9	14.8
Q4	174.0	165.9	6,522.2	1,167.0	18.8

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2.3.4.i

2.3.4.iii.b

ADR

	Closing price	Average price[1]	Number of shares traded	Total value traded[2]	Average daily value traded
	(US$)	(US$)	(millions)	(US$ millions)	(US$ millions)
2024	**22.7**	**23.4**	**50.2**	**1,174.8**	**4.7**
Q1	22.3	22.5	10.7	240.3	3.9
Q2	22.6	23.0	15.0	351.0	5.6
Q3	25.3	24.3	11.1	270.3	4.2
Q4	22.7	23.6	13.3	313.2	4.9
2025	**38.0**	**30.0**	**73.9**	**2,207.9**	**8.8**
Q1	26.5	25.6	15.0	389.6	6.5
Q2	30.4	29.5	19.7	572.2	9.2
Q3	30.3	29.1	21.1	614.1	9.6
Q4	38.0	35.5	18.1	632.0	9.9

Source: Bloomberg.
1   Average price is calculated as the sum of the monetary value of each transaction divided by the total number of shares traded in a given period.
2   Total traded volume is the sum of the prices of the transactions multiplied by the number of shares related to each price.

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Ratios per Share

	2021	2022	2023	2024	2025
Income before taxes (Ch$)	9.6	16.7	15.0	15.1	15.0
Net income (Ch$)	7.8	14.0	12.3	12.0	11.8
Distributable net income (Ch$)	5.3	8.6	10.1	9.9	10.0
Price / earnings (times)	8.5	6.3	8.4	9.5	14.7
Price-to-book (times)	1.6	1.8	2.0	2.0	3.0
Total number of shares as of December 31 of each year	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**

Dividends

Banco de Chile has not adopted a dividend distribution policy. Notwithstanding the foregoing, at regular board meeting 2918 held on March 12, 2020, Banco de Chile's board agreed that provisions for minimum dividends must be recorded for the monthly balance of net income calculated as net income for the period, plus or minus inflation adjustments to share capital and reserves according to changes in the Consumer Price Index between the previous month and November of the previous year. At that same meeting, it also agreed to keep the monthly provision at 60% of the net distributable income thus calculated.

The following table shows the dividends per share paid during the last few years corresponding to retained earnings of prior years.



CMF

2.3.4.ii

2.3.4.iii.a

	In millions of Chilean pesos 2024	In millions of Chilean pesos 2025
Net income for the year	1,207,392	1,192,262
Distributable net income	995,380	1,009,925

No.	Type of dividend (interim/final)	Ex-dividend date	Payment date	Ch$ per share
213	Final	March 21, 2025	March 27, 2025	9.85
212	Final	March 22, 2024	March 28, 2024	8.08
211	Final	March 17, 2023	March 23, 2023	8.58
210	Final	March 31, 2022	March 31, 2022	5.34
209	Final	March 25, 2021	March 25, 2021	2.18
208	Final	March 26, 2020	March 26, 2020	3.47





In accordance with Law No. 18.046 and other applicable regulations, shareholders have the power to propose and elect the bank's directors. In accordance with the bylaws, directors are elected every three years. The bank has adopted the practice of making important information available to shareholders in a complete and timely manner in accordance with applicable laws and regulations. The purpose of such efforts is to facilitate informed decision-making in the exercise of their corporate rights in accordance with the principles of equal treatment, transparency and non-discrimination.

As part of this practice, and prior to the annual general shareholders' meeting at which the election is to be held, the bank publishes a list of board candidates on its website. The material describes the capabilities, conditions and experience of each candidate, including a brief biography that contains information on their professional training and relevant experience.

The bank has supported its shareholders in this process in accordance with current regulations, without establishing additional policies or instances containing guidelines for the creation of candidate lists. Notwithstanding the foregoing, Law No. 21.757 was published in August 2025, creating a mechanism for increasing the participation of women on the boards of directors of publicly held corporations and special stock corporations. This regulation applies to Banco de Chile, and it entered into force on January 1, 2026. As such, it will be applied in accordance with the terms and conditions set forth in the law.

Banco de Chile has provided its shareholders with the technology to participate in shareholders' meetings remotely. In addition, all of the bank's shareholders may exercise their voting rights through these channels. The meeting summons specifies the type of technology to be used, and detailed instructions are available on the institution's website.

Indeed, in accordance with relevant CMF regulations, the bank's board of directors has approved systems and procedures that allow for remote participation and/or voting at shareholders' meetings, all in real time. This mechanism allows shareholders or their representatives to participate remotely. They can watch and listen to the meeting, speak at the meeting, and vote through an application.

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2.3.5
3.7.iii
3.7.iv

Other Securities Issued

As of December 31, 2025, Banco de Chile maintained a Medium-Term Notes program registered with the Luxembourg Stock Exchange with a potential issuance of up to US$3 billion. This allows it to place debt in various markets and is complemented by a Commercial Paper program in the U.S. with an issuance potential of up to US$1 billion.

In addition, at the end of the reporting period, the bank held debt and regulatory capital financial instruments issued for Ch$10,801 billion and Ch$1,087 billion, respectively. Details of the debt and regulatory capital financial instruments issued are presented in notes 22 and 23 of the Financial Statements in this Report.

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RISK RATING



At year-end 2025, Banco de Chile maintained a solid risk rating. The institution is rated by Humphreys and Feller Rate at the national level and by Moody's and Standard & Poor's (S&P) internationally. In addition, as of December 2025, it had a BBB rating in MSCI ESG and was classified as low risk in the Sustainalytics ESG Risk Ratings.

Local rating for Banco de Chile

Banco de Chile	Humphreys	Feller Rate
Short-term	Level 1+	Level 1+
Long-term	AAA	AAA
Mortgage bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated bonds	AA+	AA+
Shares	First class level 1	First class level 1
Outlook	Stable	Stable

International rating for Banco de Chile

Banco de Chile	Standard & Poor's	Moody's
Foreign currency		
Short-term	P-1	A-1
Long-term	A2	A
Local currency		
Short-term	P-1	A-1
Long-term	A2	A
Outlook	Stable	Stable

‹ 30 ›

Banco de Chile

3

Corporate Governance

Banco de Chile

• • • • •

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Structure of Banco de Chile and its Subsidiaries

The board of directors is Banco de Chile's highest corporate governance authority. Its most important responsibilities include establishing strategic guidelines, approving policies designed to govern bank activities and business, meeting the goals of the corporate governance system and appointing the Chief Executive Officer.

Adherence to National or International Codes

Banco de Chile adheres to a set of principles and rules that regulate its corporate governance with the objective of creating sustainable value for the bank and its stakeholders. These principles and rules are recognized in Banco de Chile's General Principles of Corporate Governance,[1] approved by its board and published on its website, and in various internal policies, rules and procedures as well. These policies and procedures are also subject to periodic review and assessment by the appropriate corporate governance bodies.

The aforementioned principles are self-regulatory and guide the board of directors and the management of Banco de Chile, all its employees and its subsidiaries' employees. They are based on the bank's by-laws,[2] Code of Conduct,[3] recommendations from international organizations and relevant laws, such as the General Banking Law, the Corporations Law, the Securities Market Law and regulations issued by the Chilean Central Bank and the Financial Market Commission (CMF).

The bank has internal self-regulation mechanisms to ensure compliance with current regulations and sustained adherence to Banco de Chile's corporate values while creating value for shareholders, customers, employees, the community and the market in general.

In this regard, Banco de Chile adheres to the "Manual of Conduct and Best Practices" prepared by the Chilean Association of Banks and Financial Institutions, which is available on the institutional website www.bancochile.cl. Likewise, in 2017, Banco de Chile adhered to the United Nations Global Compact, which focuses on the following themes: human rights, labor relations, the environment and the fight against corruption.

Integrating Sustainability into the Business

Banco de Chile has a Sustainability Policy ratified by the board of directors. Its main purpose is to establish the strategic framework and optimize management of environmental, social and governance (ESG) criteria. This framework is articulated around complementary policies such as the Environmental Sustainability Policy, the Inclusion, Non-Discrimination and Respect for Diversity Policy, the Charitable Donations Policy and the General Principles of Corporate Governance..



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3.1.ii

3.5

GRI

2-24

1   https://sitiospublicos.bancochile.cl/nuestro-banco/en/corporate-governance/general-principles-of-corporate-governance/corporate-values
2   https://sitiospublicos.bancochile.cl/nuestro-banco/en/corporate-governance/general-principles-of-corporate-governance/bylaws-and-shareholders-meetings
3   https://sitiospublicos.bancochile.cl/nuestro-banco/en/corporate-governance/general-principles-of-corporate-governance/code-of-professional-conduct



In addition, as a senior management body, the Sustainability Committee is responsible for evaluating and integrating ESG challenges into business strategies, ensuring sustainable growth. This committee meets on a bimonthly basis and is comprised of the following roles: Chief Executive Officer, Chief Financial Officer; Corporate Risk Division Manager; General Counsel; Marketing, Technology and Digital Division Manager; People and Organization Division Manager; Institutional Relations Area Manager and Chief Economist; Corporate Affairs and Sustainable Development Area Manager and the Corporate Image and Publicity Area Manager. The entity analyzes and identifies challenges and sustainability needs in the environmental, social and corporate governance arenas and designs, manages and disseminates the sustainability strategy for the bank and its subsidiaries.

During fiscal year 2025, the Sustainability Committee addressed critical issues such as the heat map and exposure to climate risk; how to promote sustainable finance; CMF regulatory content and implementation schedule; community outreach programs; and the monitoring of sustainability indexes.

To continue to cultivate an organizational culture of excellence, the bank ratified its Inclusion, Non-Discrimination and Respect for Diversity Policy, which establishes four areas to be managed: quality of life, balance and co-responsibility; gender equity; good treatment and prevention of harassment; and unrestricted respect for human rights. The purpose of the policy is to improve the quality of life and well-being of bank employees, customers, suppliers and the community as a whole.

In compliance with Law No. 21,275 on labor inclusion, the institution has seven certified specialists serving as "Labor Inclusion Managers," who have validated their competencies to ensure efficient processes in the integration of persons with disabilities.

In addition, after updating the Protocol of Care for People with Disabilities and the Diversity Glossary, training activities intensified during this period to provide inclusive, empathic quality of service at all points of contact.

In terms of quality of life and co-responsibility, the bank deployed various training initiatives focused on self-care and efficient time management as part of its efforts to promote a healthy balance that enhances performance and overall well-being.

The bank offered managers a specialized course on the Prevention of Workplace and Sexual Harassment through the Program for the Promotion of Fundamental Rights. The content promotes respectful and safe work environments that are aligned with corporate values and free of any form of discrimination.

Banco de Chile's commitment to fundamental rights was once again recognized at the Conecta awards from Global Compact Red Chile in the Human Rights category.

Managing Conflicts of Interest, Anti-trust and Corruption Prevention

CMF
3.1.ii
3.1.iii

GRI
2-24

Global Compliance Division

Banco de Chile has a Global Compliance Division to address matters relating to the prevention of money laundering, terrorism financing and proliferation of weapons of mass destruction and issues related to the prevention of corruption. This internal unit is responsible for verifying compliance, control and enforcement of applicable regulations. It is also responsible for ensuring compliance with internal policies designed to prevent the

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organization from engaging in unethical conduct; encourage anti-corruption practices; mitigate the risk of committing crimes related to Law No. 20,393; provide guidelines to distinguish and minimize potential conflicts of interest; and discourage practices that may be considered anti-competitive. The Global Compliance Division monitors the controls implemented to mitigate the risks that these areas pose to the bank on an ongoing basis. Notwithstanding the above, this division must work with all bank employees on such issues because these kinds of conducts can only be prevented to the extent that the entire organization is committed to these objectives.

Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful and unethical practices has been an important and enduring concern for Banco de Chile. To achieve a culture of compliance, it is essential to have a robust training process on applicable corruption, prevention of money laundering, terrorism financing, proliferation of weapons of mass destruction, and applicable international sanctions. These processes are developed on an ongoing basis and involve both the onboarding of new employees and recurring processes for all employees.

The bank has various channels for managing complaints related to these matters based on the subject of the complaint. The entity uses clear, defined protocols to respect the rights and confidentiality of those involved.

The Ethics Committee receives direct complaints through the email address comitedeetica@bancochile.cl. Depending on the subject matter, these complaints may be referred to the Labor Support Management Unit, the Forensic Audit Department or the Global Compliance Division to be addressed according to the cause. Likewise, the Forensic Audit Department and the Global Compliance Division periodically report information on cases under investigation involving ethical misconduct to the Labor Support Management Unit in order to consolidate such information in the Registry of Ethical Complaints.

Reports of suspected money laundering should be submitted to cumplimiento@bancochile.cl for analysis by the Money Laundering Prevention Department. Complaints related to events that could constitute any of the crimes covered by Law No. 20.393 must be sent to denunciasley20393@bancochile.cl for processing in accordance with the Protocol on the Complaint Channel Law 20.393. The Regulatory Compliance Department of the Global Compliance Division is responsible for this work.

Banco de Chile actively encourages the reporting of conduct that goes against the bank's regulations and corporate values and offers channels for such purposes that are accessible to all employees and third parties. These channels guarantee confidentiality and protection against retaliation, promoting a culture of transparency and ethics.




Banco de Chile

All complaints received through the various channels are added to the Ethical Complaints Registry in order to maintain a record that will enable preventive and/or corrective measures to be taken to address any conduct that does not comply with the ethical behavior that defines the corporation.

Conflict of Interest Management Policy

Banco de Chile and its subsidiaries adhere to high ethical standards in all of their activities. As such, it is essential that we meet our responsibilities with integrity and loyalty, avoiding any situation that could represent a possible conflict of interest between private or personal interests and that of the bank, as well as any conflicts of interest that may arise in relationships with customers or suppliers. In view of this, the corporation has a Conflict of Interest Management Policy that establishes a framework of action and guidelines for all bank employees, particularly those who engage in oversight and/or supervision work. The purpose of the Conflict of Interest Management Policy is to identify the main situations that constitute or could constitute an actual or potential conflict of interest and to establish how directors, senior executives and, in general, any employee of the corporation can prevent these situations.

This policy, which is reviewed and approved periodically (at least once a year) by the board, describes the main roles and responsibilities for preventing actions from being interpreted as violations of prevailing ethical conduct or involving a risk of corruption or bribery. The Regulatory Compliance Department (part of the Global Compliance Division) and the Ethics Committee (composed of members of senior management) are responsible for ensuring compliance with the conduct described in the aforementioned policy. In addition, related annual training is provided through e-learning and downloadable material.

Policy for the Prevention of Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction

Banco de Chile has a Policy for the Prevention of Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction that has been approved by its board of directors. Its main purpose is to establish the minimum standards to protect and reasonably ensure that Banco de Chile is not used as a means through which assets or funds from illegal sources or intended to promote or finance terrorist activities or facilitate the proliferation of weapons of mass destruction may enter the country. This policy includes a committee structure for oversight and decision-making and Know Your Customer processes, starting at the onset of the business relationship. To that end, the bank has processes designed to determine customers' identity, revenue, assets, funding source, reputation, etc. performed by the respective commercial areas. There are also special processes for certain high-risk customers that require enhanced due diligence. Likewise, there is a robust transaction monitoring process that includes various types of alerts, both automatic and manual, based on statistical and behavioral parameters which, after a prudent and objective analysis, may lead to the issuance of a Suspicious Transaction Report. The bank also has a process for generating and issuing regulatory reports to the Finance Ministry's Financial Analysis Unit.

For its part, the Anti-Money Laundering Department offers an annual training program aimed at reinforcing the importance of preventing these practices and guiding the behavior of all employees. These trainings address essential topics such as adequate knowledge of the client, indications of suspicious transactions and international sanctions.

In addition, Banco de Chile has a Compliance Committee composed of three directors, two of whom are independent directors. Members of the bank's senior management also serve on this committee and have the right to speak at its meetings.

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This committee is responsible for defining the policies and procedures that comprise the "Asset Laundering and Terrorism Financing and Proliferation of Weapons of Mass Destruction Prevention System," evaluating compliance and making decisions about all related matters in order to prevent the corporation from being used to legitimate assets from illicit operations and/or fund terrorism and/or the proliferation of weapons of mass destruction. All of this is done in order to avoid exposing the bank to reputational, operational and/or legal risks and ensure strict compliance with current or future laws and regulations.

The body also addresses other important matters that are managed by the Global Compliance Division, such as its Crime Prevention Model, derived from Law No. 20.393; the Anti-Competitive Practice Prevention Model; and the Personal Data Violations Prevention Model, which are currently under development. The committee uses processes derived from international regulations applicable to the organization and corporate policies derived from the agreements in force with Citigroup, ensuring their proper functioning.

Antitrust Compliance Policy

Banco de Chile has an Antitrust Compliance Policy that has been approved by its board of directors. This policy establishes guidelines for all bank employees that allow them to understand antitrust rules, describing the behaviors that can be interpreted as anti-competitive and thus promptly identify situations that could constitute risks. In this regard, it is designed to support employees' efforts to identify business practices and strategies within the corporation to align their activities with the current legal framework and best antitrust practices.

Among other measures, this policy provides internal guidelines to employees on the correct ways to react to risks inherent to the development of the business; reduces the negative effects of a possible anti-competitive risk situation, both for the bank and for society; and provides information and education to employees, which increases the likelihood of early identification of risk situations.

This policy is reviewed at least annually to verify updates arising from legal changes or improvements in the bank's procedures that affect it.

Furthermore, the area responsible for compliance with this policy has a risk matrix that identifies the main relevant risks and establishes the controls that mitigate such risks. In this sense, the bank has strengthened its efforts to identify risks related to free competition by virtue of the enactment and publication of Law No. 21.595 on Financial Crimes, which favors ongoing control of such risks. Likewise, an awareness and training plan on this policy is delivered every year through digital courses that reach all of the bank's employees. In particular, during the year 2025, this subject was part of an e-learning course and



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communications addressed to the organization. Finally, the policy establishes that the bank will provide a complaint channel to allow bank employees to report any suspicions or questions regarding the matter or to suggest cases that may merit more in-depth analysis.

Crime Prevention Model Law No. 20.393 and its Latest Amendments under Law No. 21.595 on Financial Crimes

As part of its regular continuous improvement processes, Banco de Chile continued to strengthen its Crime Prevention Model during 2025 in accordance with new regulatory requirements, focusing its efforts on the disclosure, training and awareness of risk behaviors and compliance with internal guidelines. The goal has been for all employees to understand and apply these guidelines, identify specific risks in their areas and use the complaint channels available to report irregularities. The purpose of these actions is to establish an ethical and compliance culture that protects the organization and reinforces its commitment to transparency.

Modifications introduced by Law No. 21,595 eliminated the option of "certifying" the Crime Prevention Model and replaced it with "periodic evaluations by independent third parties" as an integral part of the model. As a result, a complete evaluation of the model was carried out, yielding satisfactory results in its implementation and operation.

Anti-Corruption Efforts

Banco de Chile's board approved a Policy on the Prevention of Practices against Probity, which covers employees of the bank and its subsidiaries and those duly authorized to represent the aforementioned entities or manage certain matters on their behalf

before third parties. In regard to relationships with suppliers, in accordance with the aforementioned policy, the Administration Department must establish control mechanisms in order to verify whether a public or international official directly or indirectly owns more than 10% of or controls suppliers that have entered into a purchase agreement and/or service contract with Banco de Chile, or is the Chief Executive Officer, attorney-in-fact with broad management powers or a director of the supplier. If so, the relationship is subject to additional approvals by the Global Compliance Division.

Furthermore, to prevent potential cases of corruption related to the contracting of services and products, Banco de Chile has included specific clauses in contracts with suppliers and service providers related to Law 20.393, which are agreed on a case-by-case basis with the counterpart. Those clauses have been strengthened by the changes made to that law.



In addition, Banco de Chile has a Supplier Code of Conduct to which suppliers voluntarily adhere. Its main purpose is to ensure that the bank's suppliers use appropriate policies, processes and procedures to ensure compliance with the highest ethical standards while providing their respective service.

CMF
3.6.xiii



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CMF
3.1.v
3.6.vii

Innovation and Digitalization

In a constantly changing environment, one of Banco de Chile's main strategic challenges is to evolve to maintain its leadership, strengthening organizational and human capacities that allow it to provide agile responses to new demands. This involves aligning talent development with key trends such as digitalization, sustainability, AI and new work models, as well as fostering a flexible organizational culture that facilitates innovation and adaptation.

In this context, Banco de Chile aims to have an adaptive organizational model that is flexible enough to respond nimbly to the needs and trends experienced by the corporation and its ecosystem, thus contributing to the sustainability of the business. This model seeks to encourage adaptability and to enhance organizational and teamwork skills, promoting capabilities that allow for innovation, collaboration and the generation of integral solutions in a highly dynamic environment.

The approach is based on innovation as a fundamental axis that is promoted through an organizational ecosystem with collaborative methodologies and structures that facilitate the creation of solutions for both customers and employees. This allows us to anticipate trends, respond quickly to market dynamics and maintain alignment with the corporate purpose.

To bring this vision into being, the bank allocates corporate resources to development-oriented projects and initiatives, mainly to the exploration and adoption of emerging technologies and the implementation of AI tools, developing pilots in customer service, training and internal communications. We have also increased the use of advanced analytics and low-code platforms, achieving significant improvements in efficiency, process simplification and organizational productivity.

This commitment is complemented by company-wide programs that encourage team participation in the generation of innovative ideas and solutions. We ensure that initiatives are effective and



align with corporate strategy through agile cells, interdisciplinary nodes and continuous feedback mechanisms.

In short, Banco de Chile not only promotes innovation as part of its culture, but also invests in technological and digital capabilities, creating an ecosystem that enhances creativity, agility and sustainability in the long term.

Our Ethical Culture

Banco de Chile has a Code of Conduct that sets out the general principles and policies aimed at guiding the ethical and professional conduct of its employees, directors and advisors to the board. Its purpose is to safeguard the values that are considered essential to the proper management of the bank's business and administration in strict alignment with the corporate philosophy. In addition, the Ethics Committee oversees compliance with this framework in the organization, promoting a standard of professional and personal excellence through ongoing training programs for all teams.

This instrument emphasizes the need for the explicit statement and effective enforcement of ethical values in the business world. This means having clear direction for the organization based on the fundamental principles and values of people and the community at large.

In addition, it establishes a framework for both individual and workplace action, eliminating any incoherence in business activities. We are committed to providing our customers with a superior quality of service, ensuring that we offer quality products and honest, transparent and reliable service.



Banco de Chile

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                COMPLIANCE   TO CHILE   ESSENTIAL EVENTS INFORMATION   REPORTING

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Given the nature of the banking business, trust and honesty are cross-cutting requirements in all bank functions, both internal and external. The bank's relationship with its employees, customers and the community is based on reliability and integrity, two fundamental pillars for sustainable growth and mutual trust in the system.

The bank held a new edition of the Ethics Challenge in 2025. This tradition is integral to the bank's internal culture and reaffirms its unwavering commitment to integrity. The activity allowed teams to engage in collaborative dialogue and reflect on specific cases involving the Fundamental Principles of Conduct. The company achieved 100% participation by supervisors and 99.5% participation at the organizational level.

This initiative fosters collaboration, collective learning and a continuous search for efficiency and excellence.

Complaint Channel

Banco de Chile maintains strict compliance with the constitutional, legal and administrative regulations governing labor relations, protecting the rights of those who file complaints. In line with its vision of being the best place to work, it ensures that there are no reprisals against whistleblowers in accordance with the Internal Rules of Order, Hygiene and Safety. This instrument fully incorporates the provisions of Law No. 21.643 ("*Ley Karin*"), ensuring that fair processes are accessible in all cases.

The company actively manages psychosocial risks and the prevention of misconduct. Its goal is to eradicate behaviors that violate people's dignity, promoting safe and violence-free spaces that favor the well-being of our employees.

To safeguard these standards, Banco de Chile has introduced formal channels for reporting irregular situations or situations contrary to its principles. In this way, it fosters a culture of integrity and respect across the board among employees, customers and suppliers, facilitating effective communication channels to warn of ethical or legal violations.

By updating the Crime Prevention Model, the bank has made complaint channels available to employees, shareholders,

customers, suppliers and third parties. Individuals can report possible illicit acts, including those defined in the Law on Criminal Liability of Legal Entities (Law No. 20.393) and the Financial Crimes Law (Law No. 21.595), promoting robust risk management aligned with the regulations in force.

The main channel is the email address denunciasley20393@bancochile.cl, which is listed on our website and managed by the Crime Prevention Officer (CPO). Employees can also report situations verbally or in writing directly to the CPO or through their respective supervisors. The system is designed to be accessible and to receive information in an agile manner.

The bank maintains absolute confidentiality, protecting the identity of the whistleblower unless it has his or her express consent or at the request of the competent authority. Strict measures are also taken to prevent retaliation against those who report in good faith. Each report undergoes exhaustive analysis by the CPO, ensuring that it is handled seriously and professionally.

The information is shared only with areas critical to the verification of the facts, preserving the integrity of the investigation and safeguarding the information of the persons involved.

Anonymous reports are evaluated for plausibility and content, and are referred to the pertinent authorities for investigation as appropriate, ensuring that no substantiated report is dismissed.

The complaint channel allows the reporting party to check the status of their case. Training on the use of the channel applies only to employees and is provided through the internal channel.

Reports of harassment or discrimination trigger immediate measures such as providing separate work spaces or changing the reporting structure. The Labor Development and Relations Department leads implementation of preventive actions, supervision of regulatory compliance and dialogue with supervisory bodies, ensuring the quality of the work environment.

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GOVERNANCE STRUCTURE

The company processed 135 cases during fiscal year 2025, including ethical complaints and queries. These were handled and evaluated through the established channels, demonstrating the effectiveness of the system.

Fifty-nine cases of ethical violations were confirmed. The bank's rules establish proportional consequences that may include termination and can be applied in response to acts that violate the Code of Conduct, internal regulations or other corporate policies, reaffirming the institutional commitment to zero tolerance for violations.

Reducing Organizational Barriers

At Banco de Chile, our work is based on unwavering values: integrity, commitment, respect, loyalty, sound judgment, responsibility and fairness. These principles shape the company's framework of acceptable business and organizational conduct. In keeping with its vision, Banco de Chile prioritizes the early identification and prevention of any behavior that could inhibit a diversity of abilities, conditions, experiences and visions, ensuring that everyone works in an integrated and collaborative environment.

The bank also promotes the dissemination of and training on a work culture and leadership style that encourage cooperation and fair treatment. For example, we offer workshops designed to foster a connection to the company to all teams nationwide along with specialized courses on Prevention of Workplace and Sexual Harassment and Workplace Violence for those with managerial responsibilities who are responsible for their teams' well-being and growth.

Banco de Chile has a comprehensive system for measuring labor climate and diversity. It is designed to accurately identify the skills, experiences and visions that enrich the organization. Key tools include the climate survey, complaint channels and inclusion surveys, each of which is described in greater detail elsewhere in this report. To manage diversity effectively, the company combines anonymous skills surveys, periodic demographic analysis and qualitative dynamics such as interviews and focus groups. These spaces provide a window into the internal culture. In line with the growth strategy, training programs and internal policies are designed to enhance business-critical competencies and break down any organizational or cultural barriers, ensuring a meritocratic environment of excellence.

Likewise, and in keeping with the Recruitment and Selection Policy, the bank has formal mechanisms for identifying the diversity of skills, knowledge, conditions and experience of the people who apply for vacant positions, safeguarding objective, technical and merit-based processes.

This policy establishes that hiring decisions should be based on alignment with corporate values, work style and philosophy. This approach guarantees the suitability of candidates, promoting equal opportunities and avoiding biases unrelated to the duties required for the position.

In this sense, the process safeguards confidentiality, integrity and the application of regulatory and reputational controls, contributing to informed decision-making and the formation of diverse teams aligned with the bank's culture.

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Organizational Chart

Structure of Banco de Chile and its subsidiaries

CHIEF EXECUTIVE OFFICER

CORPORATE DIVISIONS AND SUBSIDIARIES

BUSINESS	CONTROL	SUPPORT	SUBSIDIARIES
Commercial	Corporate Risk	Marketing, Technology and Digital	Banchile Administradora General de Fondos S.A.
Corporate	Global Compliance	Legal	Banchile Corredores de Bolsa S.A.
Treasury	Internal Audit	People and Organization	Banchile Corredores de Seguros Limitada
	Cybersecurity	Corporate Affairs and Sustainable Development Department**	Banchile Asesoría Financiera S.A.
	Financial Reporting, Control and Productivity		Operadora de Tarjetas Banchile Pagos S.A.
	Investor Relations and Economic Analysis Department*		



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*   The Investor Relations and Economic Analysis Department, whose manager reports directly to the Chief Financial Officer, is responsible for shareholder and investor relations, among other matters.

**   The Corporate Affairs and Sustainable Development Department, whose manager reports directly to the People and Organization Division Manager, is responsible for various ESG initiatives and media relations, among other matters.

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As agreed at the extraordinary shareholders' meeting held on November 10, 2025, and approved by the CMF on January 15, 2026, and with its certification granted on January 16 of the same year, the bank's bylaws were amended to reduce the number of regular directors from eleven to nine while maintaining two alternate directors. Notwithstanding the foregoing, it was decided that the amendment would take effect as of the board elections at the next annual general shareholders' meeting.

Banco de Chile's board of directors is elected every three years at the annual general shareholders' meeting in accordance with the Corporations Law and the bank's bylaws. The most recent board elections took place in March 2023 at the annual general shareholders' meeting, the bank's highest decision-making authority. At the aforementioned meeting, Ms. Ana Holuigue Barros, Mr. Jaime Estévez Valencia and Mr. Paul Fürst Gwinner were appointed independent directors, the first two as regular directors and the third as first alternate director. Due to the resignation of board vice chairman Andrónico Luksic Craig effective December 29, 2023, the body appointed Mr. Patricio Jottar Nasrallah as director and Mr. Francisco Pérez Mackenna as vice chairman of the board. Both appointments were effective as of the aforementioned date.

The election process at the annual general shareholders' meeting involves voting for regular directors and voting separetely for alternate directors. The candidates receiving the highest number of votes are elected until the board is filled.

When new directors take office, they participate in an onboarding process with different bank managers to explain specific business or operational topics depending on the new director's expertise and experience. In practical terms, onboarding consists of identifying important topics and matters of interest that the new director needs to address such as institutional matters,

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corporate governance, corporate strategy, business oversight and management, capital management, risk management, regulatory compliance and other important topics for the bank. Ad hoc sessions are scheduled for such purposes.

Board Independence and Effectiveness

In addition to the General Banking Law and other laws, Banco de Chile complies with the applicable provisions of Law No. 18.045 on Securities Markets and Law No. 18.046 on Corporations, which address corporate governance standards and other matters. Article 50 bis of Law No. 18.046 requires companies with specific asset characteristics and shareholdings to appoint at least one independent director. As mentioned above, Banco de Chile has two independent regular directors (Ms. Ana Holuigue and Mr. Jaime Estévez) and one independent alternate director (Mr. Paul Fürst).

Notwithstanding compliance with Chilean law, given that a certain percentage of Banco de Chile's shares are listed on the New York Stock Exchange through American Depositary Receipts (ADRs), two independent directors of Banco de Chile who are members of the Audit and Directors' Committee also meet certain independence standards required by the regulations of that foreign stock exchange.

Directors must attend all meetings of the board of directors unless they have a justifiable reason for being unable to do so. The board of directors will evaluate the reasons for absence offered by any of its members and may grant the corresponding approval in accordance with the General Banking Law, which states that a board member who fails to attend meetings for a period of three months without permission must cease to hold office for that sole circumstance. During 2025, the average rate of attendance at board meetings was 89.1%.

Also, in accordance with Chilean law, and notwithstanding any existing legal restrictions or incompatibilities, there is no maximum number of boards on which a director may serve.

Board Responsibilities

Pursuant to Article 41 of Law No. 18.046 on Corporations, directors are jointly and severally liable for the damages caused to the corporation and its shareholders by their fraudulent or negligent actions, and must use the care and diligence required in the abovementioned law in the exercise of their duties.

Bylaw Amendments

According to Chilean Law No. 18.046 on Corporations, amendments to the bylaws must be approved at an extraordinary shareholders' meeting. In addition, in case of banks, the approval by the CMF is required as stated in the General Banking Law.

Board Diversity

Under the Chilean Corporations Law, the shareholders of corporations like Banco de Chile must propose and appoint directors based on the applicable legal restrictions and limitations.

Notwithstanding the above, Law No. 21.757 was published on August 19, 2025, and went into effect on January 1, 2026, with a gradual implementation scheme. The law establishes special regulations regarding the gender composition of boards.

The average length of service on the Banco de Chile board of directors as of December 31, 2025 was 9.45 years. This calculation does not include alternate directors.



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BANCO DE CHILE BOARD OF DIRECTORS AS OF DECEMBER 31, 2025[1]



Board Members

Pablo Granifo Lavín
CHAIRMAN

Francisco Pérez Mackenna[2]
VICE CHAIRMAN

Julio Santiago Figueroa
VICE CHAIRMAN

Hernán Büchi Buc
DIRECTOR

Raúl Anaya Elizalde
DIRECTOR

Andrés Ergas Heymann
DIRECTOR

Jean-Paul Luksic Fontbona
DIRECTOR

Jaime Estévez Valencia
INDEPENDENT DIRECTOR

Ana Holuigue Barros
INDEPENDENT DIRECTOR

Sinéad O'Connor
DIRECTOR

Patricio Jottar Nasrallah
DIRECTOR

Paul Javier Fürst Gwinner
ALTERNATE INDEPENDENT DIRECTOR

Sandra Guazzotti
ALTERNATE DIRECTOR

1 Director information is current as of year-end 2025.
2 Mr. Francisco Pérez Mackenna resigned as director and vice chairman of the board at an extraordinary board meeting held on January 21, 2026. On that same date, Mr. Óscar Hasbún Martínez was appointed director of Banco de Chile until the next annual general shareholders' meeting, and Mr. Jean-Paul Luksic Fontbona was appointed vice chairman effective February 1, 2026.

SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   ADDITIONAL INFORMATION   FINANCIAL REPORTING

2025

Director	Role within Banco de Chile	Profession and education	Experience, knowledge and skills
Pablo Granifo Lavín Nationality: Chilean Gender: Male Age: 67 CHAIRMAN	Chairman of the Board Reelected chairman of our board of directors in 2023, a position he has held since 2007.	Mr. Granifo holds a degree in business administration from Pontificia Universidad Católica de Chile.	Mr. Granifo also currently serves as: Chairman of the board of Banchile Administradora General de Fondos S.A., Chairman of the Banchile Corredores de Seguros Limitada Executive Committee Chairman of Quiñenco S.A., Chairman of Viña San Pedro Tarapacá S.A., Vice chairman of Compañía Sudamericana de Vapores S.A., Board member of: LQ Inversiones Financieras S.A., Compañía Cervecerías Unidas S.A., Embotelladoras Chilenas Unidas S.A., Cervecera CCU Chile Limitada, Cía. Cervecerías Unidas Argentina S.A., Empresa Nacional de Energía ENEX S.A., SM SAAM S.A. and the Association of Banks and Financial Institutions (ABIF). He was CEO of Banco de Chile from 2001 to 2007, and CEO of Banco A. Edwards from 2000 to 2001.
Julio Santiago Figueroa Nationality: Argentinean Gender: Male Age: 54 VICE CHAIRMAN	Vice Chairman of the Board Reelected director and vice chairman of the board of Banco de Chile in 2023, a position he has held since 2018.	Mr. Figueroa received his MBA in finance from CEMA University in Buenos Aires and a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (UCA) in Buenos Aires.	Mr. Figueroa is also: a member of the Argentine Business Association (AEA), the Business Council of Latin America (CEAL) in Argentina and the Young Presidents' Organization (YPO) in Argentina. Mr. Figueroa has served in various executive positions at Citi since 1994. Among other positions, in 2015 he was appointed CEO of Citi Argentina, in January 2017 he became Southern Cone Head and CIB Southern Cone Head, and in January 2020 his role was expanded to South America ex Brazil Cluster Head (LAS). He was appointed CEO for Latin America in September 2023.
Francisco Pérez Mackenna Nationality: Chilean Gender: Male Age: 67 VICE CHAIRMAN	Vice Chairman of the Board Member of the board since 2001 and reelected in 2023. Appointed vice chairman on September 28, 2023, effective December 29, 2023.	Mr. Pérez Mackenna has a degree in business administration from Pontificia Universidad Católica and an MBA from the University of Chicago.	Mr. Pérez is also: Chief Executive Officer of Quiñenco S.A. since 1998. Chairman of the board of Compañía Cervecerías Unidas S.A., A member of the Banchile Corredores de Seguros Limitada Executive Committee, Chairman of the board of Compañía Sud Americana de Vapores S.A., Chairman of the board of Empresa Nacional de Energía Enex S.A. and of Enex Corp Ltd (UK). Chairman of the board of Invexans S.A., Chairman of the board of Tech Pack S.A., Chairman of the board of LQ Inversiones Financieras S.A., Chairman of the board of Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. He is a director of Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Inversiones y Rentas S.A., Nexans (France), Viña San Pedro Tarapacá S.A., Sociedad Matriz SAAM S.A., and Hapag-Lloyd. He was CEO at Compañía Cervecerías Unidas S.A., where he is currently chairman. Prior to 1991, Mr. Pérez was CEO of Citicorp Chile and also was vice president of Bankers Trust in Chile.

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Director	Role within Banco de Chile	Profession and education	Experience, knowledge and skills
Hernán Büchi Buc Nationality: Chilean Gender: Male Age: 76 DIRECTOR	Director Member of the board since August 2019, reelected in March 2023.	Mr. Büchi holds a degree in civil mining engineering from Universidad de Chile and a master's degree from Columbia University.	Mr. Büchi is also: Chairman of the Management Council at Universidad del Desarrollo. Member of the boards of Quiñenco S.A., SQM S.A., and other entities. Previously, he held multiple public positions such as Minister of Finance (1985-1989), Superintendent of Banks, Minister of Planning, and Undersecretary for Health.
Raúl Anaya Elizalde Nationality: Mexican and American Gender: Male Age: 71 DIRECTOR	Director Member of the board since September 2020, reelected in 2023.	Mr. Anaya has a degree in business administration from Universidad de La Salle in Mexico.	Mr. Anaya is also: Chairman of the board of Seguros Banamex S.A., Pensiones Banamex S.A., Mexico and Citicorp Merchant Bank Ltd., Trinidad & Tobago. Chairman of the board of Citibank (Trinidad & Tobago) Ltd. Mr. Anaya has served in various executive positions at Citi for 33 years. Among many other positions, he held executive roles in AML, consumer banking and global retail banking. He also served as chairman of the board of directors of most of Citi's financial entities and subsidiaries in Central America. He was previously a director at Banco de Chile from January 2008 until he resigned in 2013, and was reelected on September 24, 2020.
Andrés Ergas Heymann Nationality: Chilean Gender: Male Age: 58 DIRECTOR	Director Member of the board since 2017, reelected in March 2023.	Mr. Ergas has a degree in business administration from Universidad Diego Portales de Chile.	Mr. Ergas is currently chairman of Nomads of the Seas, Todo Moda, Isadora, and Inersa 1. Previously, he was an advisor to the Banco de Chile board from August 2014 until his appointment as director. Mr. Ergas was also chairman and CEO of Banco HNS, chairman of the board of Compañía General de Leasing and vice chairman of Factoring Finersa. He also served on the boards of Banco de A. Edwards, Hotel Plaza San Francisco Kempinski, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. He was the founding chairman of the Chilean Factoring Association.
Jean-Paul Luksic Fontbona Nationality: Chilean Gender: Male Age: 61 DIRECTOR	Director Member of the board since 2013, reelected in March 2023.	Mr. Luksic holds a B.Sc. degree in Management and Science from the London School of Economics and Political Science, United Kingdom.	Mr. Luksic is also: Chairman of the board of Antofagasta plc (United Kingdom). Chairman of the board of Antofagasta Minerals S.A. Vice chairman of the board of Quiñenco S.A., vice chairman of Sociedad Matriz SAAM S.A., and a director of the Mining Council.
Jaime Estévez Valencia Nationality: Chilean Gender: Male Age: 79 INDEPENDENT DIRECTOR	Independent Director Member of the board since 2007, reelected in March 2023.	Mr. Estévez holds a degree in economics from Universidad de Chile.	Mr. Estévez is on the board of Cruzados SADP. He is a former director of Endesa Chile S.A. He was chairman of BancoEstado from March 2000 to January 2005. He subsequently served as Minister of Public Works of Chile until March 2006, and, simultaneously, Minister of Transportation and Telecommunications of Chile. He was also a representative in the Chilean Congress from March 1990 to March 1998 and President of the House of Representatives from March 1995 to November 1996.

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Director	Role within Banco de Chile	Profession and education	Experience, knowledge and skills
Ana Holuigue Barros Nationality: Chilean Gender: Female Age: 70 INDEPENDENT DIRECTOR	Independent Director Member of the board since 2023.	Ms. Holuigue is an economist and holds a master's degree in economics from Pontificia Universidad Católica de Chile.	Ms. Holuigue is currently the vice chairwoman of Comunidad Mujer and sits on the boards of Grupo Prisma, Hogar de Cristo, Clapes UC, Red de Alimentos, and the Corporate Governance Circle of Icare. She also has served as chairwoman of Televisión Nacional de Chile (TVN) and Chile Transparente. She has been a member of the boards of Empresa Nacional del Petróleo (ENAP), Parque Arauco, Corpbanca, Copesa, EFE, Centro Cultural GAM, Unimarc, Fundación Techo and Fundación Chile. Founding partner of Radio Duna and executive director of Grupo Dial. She was a member of the Superior Council of the Universidad Alberto Hurtado and was a professor of microeconomics for 10 years at the Pontificia Universidad Católica Economics Institute. She was an executive at Copec, Banco Santiago (now Santander), and Telefónica.
Sinéad O'Connor Nationality: Irish Gender: Female Age: 49 DIRECTOR	Director Member of the board since 2023.	Ms. O'Connor is a graduate of University College Cork and holds a master's degree in European business from ESCP Business School.	Ms. O'Connor is Corporate Director of Consumer Banking at Banamex, Banco Nacional de Mexico), the second largest bank in Mexico with 35,000 employees and 12 million customers. Previously, between 2018 and 2022, she served as Corporate Director of Digital Experiences for the same bank, where she led the development of the company's digital and data strategy. Prior to joining Citibanamex, from 2003 to 2018 she held different positions at Santander Group based in Madrid, Spain.
Patricio Jottar Nasrallah Nationality: Chilean Gender: Male Age: 63 DIRECTOR	Director Appointed director on September 28, 2023, effective December 29, 2023.	Mr. Jottar has a degree in business administration from Pontificia Universidad Católica de Chile and a master's degree in economics and business administration from Instituto de Estudios Superiores de la Empresa in Barcelona, Spain.	Mr. Jottar is also: Chief Executive Officer of Compañía Cervecerías Unidas S.A. (CCU S.A.). Chairman of the board of Compañía Pisquera de Chile S.A., Director of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Brewery S.A.S. and Distribuidora del Paraguay S.A. Previously, he was CEO of AFP Bansander and Santander Chile Holding and prior to that he worked for some time at Citicorp Chile. He has been director and president of Icare, director of Fundación Teletón, elected advisor of Sofofa, and a member of its Executive Committee. He has taught courses in finance, costs and administration at Pontificia Universidad Católica de Chile and Universidad de Los Andes. He is currently a member of the board of directors of Universidad de los Andes. Mr. Jottar has experience in general institutional management and in monitoring and promoting environmental initiatives to reduce emissions and water consumption, waste recovery, and community engagement challenges.

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Director	Role within Banco de Chile	Profession and education	Experience, knowledge and skills
Paul Javier Fürst Gwinner Nationality: Chilean Gender: Male Age: 59 ALTERNATE INDEPENDENT DIRECTOR	Alternate Independent Director Member of the board since November 2019, reelected as first alternate director in March 2023.	Mr. Fürst holds a degree in business administration from Universidad de Las Condes. In addition, he completed the Senior Management Program (PADE) at the ESE Business School at Universidad de los Andes.	Mr. Fürst is also: Director of Grupo Plaza S.A. since 1998. He served on that institution's Audit Committee for two years, until April 2019. Partner and director of the mining company Ventana Minerals since 2009. Director of the Caprilac goat products company and of the Comaihue agricultural company. He previously sat on the board of Parque Arauco S.A. for 11 years.
Sandra Guazzotti Nationality: Argentinean and Chilean Gender: Female Age: 58 ALTERNATE DIRECTOR	Alternate Director Member of the board since June 2019, reelected as second alternate director in March 2023.	Ms. Guazzotti has a degree in international relations from the University of Tsukuba in Japan and completed the Senior Management Program (PADE) at Universidad de los Andes in Chile. She also holds a Directors Certificate and Diploma from the Institute of Directors (IoD), UK, and has completed the MIT Technology Leadership Program.	Ms. Guazzotti is an independent director at Bancolombia S.A., a member of the board of Banchile Pagos and Universidad Adolfo Ibáñez, technology and cybersecurity advisor to the board of Grupo Cibest S.A., chair of the advisory board of Endeavor Chile and chair of Women Corporate Directors Chile (WCD). She has 30 years of experience in executive roles, including 25 years in global technology companies such as Oracle and Google in Latin America and Asia. She was President of AmCham Chile for the 2019-2021 term. Throughout her career she has received numerous honors such as Executive of the Year 2019 from Mujeres Empresarias and Revista Capital and was named as one of "100 Women Leaders in Chile" by Mujeres Empresarias and the newspaper El Mercurio in 2011, 2018 and 2019.


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Board Expenses and Compensation

Director	Compensation		Board attendance allowance		Committee and subsidiary board attendance fees [1]		Advisory services		Total	
	2024 MCh$	2025 MCh$	2024 MCh$	2025 MCh$	2024 MCh$	2025 MCh$	2024 MCh$	2025 MCh$	2024 MCh$	2025 MCh$
Pablo Granifo Lavín	710[2]	736[2]	74	77	363	359	-	-	1,147	1,172
Francisco Pérez Mackenna	219	229	37	39	114	124	-	-	370	392
Paul Fürst Gwinner	73	76	35	39	86	90	-	-	194	205
Ana Holuigue Barros	73	76	37	39	162	166	-	-	272	281
Jaime Estévez Valencia	73	76	37	39	142	148	-	-	252	263
Patricio Jottar Nasrallah	73	76	35	39	66	76	-	-	174	191
Raúl Anaya Elizalde	73	76	37	39	120	122	-	-	230	237
Jean-Paul Luksic Fontbona	73	76	26	26	-	-	-	-	99	102
Andrés Ergas Heymann	73	76	35	31	89	84	-	-	197	191
Sandra Guazzotti	73	76	35	37	83	95	-	-	191	208
Hernán Büchi Buc	73	76	35	39	89	92	-	-	197	207
Sinéad O'Connor	-	-	-	-	-	-	-	-	-	-
Julio Santiago Figueroa	-	-	-	-	-	-	-	-	-	-
Andrónico Luksic Craig[3]	-	-	2	-	-	-	-	-	2	
Other subsidiary directors	-	-	-	-	175	192	-	-	175	192
Directors	**1,586**	**1,649**	**425**	**444**	**1,489**	**1,548**	**-**	**-**	**3,500**	**3,641**

1   Includes fees paid to members of the Executive Committee for Banchile Corredores de Seguros Ltda totaling Ch$16 million (Ch$18 million in 2024).
2   Includes Ch$507 million (Ch$490 million in December 2024) for incentives based on compliance with the bank's performance targets.
3   The reference corresponds to a payment made in January 2024 for attending the December 2023 board meeting.
Travel, per diem and other expenses total Ch$80 million (Ch$78 million in 2024).

Advisory Services Hired by the Board

Banco de Chile does not have a specific policy for engaging advising services for the board or the board committees. However, the entity has agreed to appoint Mr. Samuel Libnic as an advisor to the board of directors. Libnic did not receive any payments or compensation during 2025.

The board of directors did not directly engage advisory services in 2025 with the auditing firm in charge of the bank's financial statements. The foregoing is notwithstanding the hiring of that auditing firm to provide services to the bank in accordance with the provisions of Article 242 of Law 18.045 on the Securities Market, which was agreed by the board of directors with the prior approval of the Directors' and Audit Committee.

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Risk Management Units and the Board

The board of directors meets periodically with the divisions or areas responsible for internal control, auditing, business, sustainability, and social responsibility. During 2025, the Corporate Risk Division's manager met with and presented to the board of directors on 7 occasions. In addition, area managers who report to that division frequently offered presentations to and met with the board.

The topics addressed by the various Corporate Risk Division teams at their meetings include price risk limits and alerts, risk liquidity and issuer risk, derivative exposures, the 2024 comprehensive risk measurement and its results, and the review of policies such as the Credit Risk Policy, Sector Concentration Policy, Country Risk Policy, Global Control Policy, Complex Products and Services Policy, Business Continuity Policy, and Additional Provisions Policy.

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The Controller, who is in charge of internal auditing, gave one presentation to the board during which he outlined the results of the 2024 audit plan and presented the audit plan for 2025. He also gave a presentation on his division's work.

Likewise, the Head of the Corporate Affairs and Sustainable Development Department (part of the People and Organization Division) met with the board on three occasions. The area oversees corporate social responsibility and ESG matters. The presentation included a review of and updates on policies related to ESG, such as Environmental Sustainability; Fiscal Sustainability; and Inclusion, Non-Discrimination and Respect for Diversity.

It is important to note that the Chief Executive Officer regularly attends the meetings of the board of directors.

Presentation of Sustainability Information to the Board of Directors

As part of the annual planning and budgeting process, the CEO presents the strategic plan, which addresses the following areas: Managing Sustainability; Developing Culture, Capabilities and Talent; Evolving Customer Experience; Scaling Digital Solutions and Technology Adoption; Consolidating Efficiency and Productivity; and Enhancing Commercial Activity. These efforts are supported by the bank's corporate strategic focus areas: Customer-Centricity, Efficiency and Productivity and Sustainability and Commitment to Chile.

Specific initiatives and programs related to sustainability and the company's commitment to Chile are regularly communicated along with their action plans. The budget allocated to those activities is part of the bank's annual plan. These plans are implemented throughout the organization, with diverse leaders and teams, including interdisciplinary working groups that integrate areas such as sustainability, risk, financial control, products, segments, legal, people, physical infrastructure and technology, among others.

The CEO or the representative of the Corporate Affairs and Sustainable Development Department reports to the board on the main milestones met and progress made on environmental and social initiatives at least every four months. In addition, the board reviews policies related to sustainability and sustainable development at least once a year.





Banco de Chile

SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   ADDITIONAL INFORMATION   FINANCIAL REPORTING

2025

Field Visits

As part of its field and regional visits, including visits to the bank's branches and facilities, the board held extraordinary meetings in July 2025 in the city of Viña del Mar and in October of the same year in the city of Valdivia.

These extraordinary sessions were also attended by the bank's Chief Executive Officer and certain senior executives and managers. On these occasions, Banco de Chile's board of directors had the opportunity to interact with managers, employees, customers and other local stakeholders and to discuss the bank's operations and performance.

Board Training

There is no policy or procedure that specifically establishes the areas in which the directors can be trained or receive professional development, but they are kept apprised of regulatory changes and the national and international economic environment.

Performance Evaluations

As stated in the General Principles of Corporate Governance, each year the board of directors evaluates its performance as a directive body based on the scope and rating methods determined in advance. One key aspect of this self-assessment is the work of the board committees, in terms of their structure, number and duration of sessions, materials and information presented, among other topics, together with the treatment and monitoring of specific aspects by the committees. During this process, the directors provide feedback, comments and observations meant to continuously improve how the board operates and the work it does for the bank, identifying the most relevant matters in this regard. The board sustains a wide range



of capabilities, visions, characteristics and conditions. In view of this, the board evaluation and procedure do not focus on barriers to diversity. Instead, they focus on the board's overall functioning and continuous improvement without establishing additional specific instances on such matters.

The board is periodically informed of new regulations that may be applicable to the entity.

No external advisors are considered in the current self-assessment process framework.

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Regular and Extraordinary Meetings

In accordance with the bank's bylaws, a regular meeting of the board of directors must be held at least once a month. However, the board has agreed to meet twice monthly with the exception of February, during which it meets just once. The board also meets only once a month when it holds a session outside of the capital. Per Article 42 number 2 of the General Banking Law, such meetings are considered extraordinary. However, during those months, at least one regular session is held.

In accordance with the Board Operating Procedure agreed by this same body, in January of each year the chairman prepares and distributes an agenda containing the dates of the meetings for that calendar year along with information on the matters to be discussed. This agenda is for reference and for the purpose of organizing the board's work, and may be modified and supplemented by the chairman. It is available to the directors through the remote information systems detailed below.

The bank's bylaws establish that invitations to extraordinary meetings must be issued between two and four business days in advance depending on how the summons is sent. However, in accordance with current regulations and the bylaws as amended in November 2025, the board of directors may agree on means of communication that provide reasonable assurance of its accuracy by unanimous vote of its members.

Although directors must attend all board meetings unless they are unable to do so for justified reasons, as set forth in this chapter under the subheading "Board Independence and Effectiveness", there is no minimum number of meetings in which a director must participate, nor is there a minimum required average time spent in person or remotely at such meetings.

The board meetings held in 2025 lasted 3 hours and 2 minutes on average. The attendance rate was 89.1%, as noted above.

The matters to be presented to and discussed by the board are presented by senior executives or managers, specialists and others responsible for specific matters, who in turn are advised by highly qualified professionals on an ongoing basis.

Specialists on a wide range of topics including national and international economics, protection of personal information and the crime prevention model evaluation process gave presentations to the bank's board during 2025.

Banco de Chile has a Board Operating Procedure that was approved by resolution of the board of directors. This procedure reinforces and complements certain formal requirements and procedures established by law and the bank's bylaws. Among other things, the procedure outlines the information that each director must receive for each meeting at least 48 hours in advance; the chairman's duty to prepare an annual board agenda for the respective calendar year; the responsibilities of the General Counsel as board secretary; the procedures for the preparation, custody and delivery of the board minutes to the Financial Market Commission; and the documentation for board agreements.

In addition, Banco de Chile has information systems that give each board member secure, remote and ongoing access to minutes and documents necessary to participate in each board meeting in an informed manner, as well as to the tables or documents detailing the matters to be discussed at the meetings.

Pursuant to the provisions of General Rule No. 450 of November 17, 2020 of the CMF, the bank has a technological system that allows directors to exercise their right to attend board meetings remotely and free of charge. This system is at the disposal of the directors, the Chief Executive Officer and the board secretary or the person acting in his or her stead.

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2025

Board meeting minutes are available to all directors on an ongoing basis. Minutes from the meetings held during or after 2020 are available remotely through the technological means that Banco de Chile has available for these purposes. Hard copies of meetings held prior to that date are available for consultation at the board secretary's office.

In addition, prior to each session and at least 48 hours in advance, a list is distributed with the matters to be discussed. These documents are available for remote consultation for a period of three years. They include the minutes of the previous meeting. Given that the meetings are held twice a month (generally every two weeks with the exception of the month of February when only one meeting is held), the minutes of the previous meeting will generally be available for consultation by the directors seven banking days after the respective meeting, except in the case of the January meeting immediately preceding the February meeting, which will be available for consultation after 17 or 18 banking days.

The aforementioned board information systems do not include a specific complaint channel because it is not deemed to be necessary, given the robust structure and procedures contemplated by the bank's management (particularly its People and Organization and Global Compliance divisions) for reporting any irregularity or wrongdoing that may occur in the corporation, which are fully explained in this chapter in the section on the complaint channel.

Business Continuity Policy

Banco de Chile has a Business Continuity Policy approved by its board of directors that applies to the entire bank and its subsidiaries. This policy sets out guidelines for the continuity model, safeguarding the protection of our employees and operational resilience through plans, tests, monitoring and ongoing training. Under this policy, the board has mechanisms for periodically and adequately receiving information about the entity's work in the area of business continuity and crisis management.



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Succession Plan

Banco de Chile has procedures for managing its succession plan, identifying internal and external individuals to replace the organization's first and second line executives. This strategic planning ensures operational and business continuity, as well as efficient decision making in the event of planned or unplanned absences. Effective handover protocols minimize risks and impacts, guaranteeing the corporation's stability and ensuring business continuity.

This initiative strengthens the development of solid leadership and enables the bank to maintain its position and growth in the financial industry. To this end, it constantly updates succession maps, identifying individuals who have the potential to take on strategic roles. The corporation has also consolidated a development agenda that fosters excellence, continuous learning and collaboration, preparing its leaders to effectively manage the demands of today's environment.

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SHAREHOLDERS' MEETINGS
BOARD OF DIRECTORS
Directors' and Audit Committee
Compliance Committee
Board Credit Committee
Finance, International and Financial Risk Committee
Portfolio Risk Committee
Senior Operational Risk Committee
Capital Management Committee
Collections Committee
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2025

The board of directors relies on board committees for certain functions. These committees can perform an in-depth analysis of specific matters and provide the board with the information it requires to discuss and approve certain general policies and guidelines governing the bank's businesses. Board committees are composed of directors appointed by the board itself and of persons holding certain positions in the bank's senior management in accordance with its respective bylaws.

For its part, the board stays informed of the main matters addressed in the Directors' and Audit; Compliance; Senior Operational Risk; Portfolio Risk; Finance, International, and Financial Risk; Collections and Capital Management committees through periodic reports presented at the corresponding board meeting. Committee meeting minutes are also made available to the directors. In the case of the Banchile Corredores de Seguros Limitada Executive Committee, earnings and other relevant figures for the period are reported. The exception to the above is the Board Credit Committee. All of the directors serve on this committee, including both regular and alternate directors. As such, they learn about the matters discussed at the meeting itself.

Board committees have their own bylaws which establish the matters under their respective jurisdictions, their structures and their operation with the exception of the Banchile Corredores de Seguros Limitada Executive Committee, whose governance is described below.

During 2025, Banco de Chile's board committees did not directly hire any third-party consultants.

Directors' and Audit Committee

During 2024 and 2025, the Directors' and Audit Committee was comprised of independent director Ms. Ana Holuigue Barros (Chairwoman), independent director Mr. Jaime Estévez Valencia and director Mr. Raúl Anaya Elizalde. As established in its bylaws, the CEO, General Counsel and Controller, or their respective replacements, also attend the meetings.

The main objectives of the Directors' and Audit Committee are to ensure the efficiency, maintenance, application, and operation of the internal control systems and compliance with the rules and procedures; to closely monitor compliance with the rules and procedures governing its practice and to have a clear understanding of the risks of the business carried out by the bank and its subsidiaries; to strengthen and support the function of the Internal Audit Division, such as its independence from management; and to serve as a link for and coordinator of the tasks between the internal audit and the external auditors. The body also serves as a liaison between the latter and the bank's board of directors in addition to complying with the roles and responsibilities established in Article 50 bis of Law No. 18.046 on Corporations.

The committee's permanent functions include:

a. Propose to the board of directors the names of external auditors that will be suggested at the respective shareholders' meeting;

b. Propose to the board of directors the risk rating agencies that will be suggested at the respective shareholders' meeting;

c. Review reports on and analyze the results of audits and internal reviews;

d. Coordinate the work of the internal controller's office with the external auditors' reviews;

e. Analyze the interim financial statements and the annual accounts and report to the Board;

f. Analyze reports, the content, procedures, and scope of external auditors;

g. Analyze the external risk rating reports and the procedures they applied;

h. Assess the effectiveness and reliability of the company's internal control systems and procedures; and

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i. Analyze the adequacy, reliability and effectiveness of information systems, and their value to decision-making;

j. Ensure that company policies adhere to the laws, regulations, and internal standards that the organization must abide;

k. Understand and resolve conflicts of interest and investigate fraud and suspicious behavior;

l. Analyze instructions and presentations from the CMF and analyze inspection visit reports;

m. Review, analyze, and verify compliance with the annual internal audit program.

n. Inform the board of any changes in accounting policy and their effects;

o. Other functions or tasks that the board of directors deems necessary, whether permanent, specific or sporadic.

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Notwithstanding the functions indicated above, the committee is concerned with matters that reinforce the quality, security, and reliability of internal controls such as, for example, the review of the implementation of policies on the prevention of money laundering and financing of terrorism and non-proliferation of weapons of mass destruction; requests to internal auditing to carry out specific reviews; recommendations for external auditors to review certain situations; and any situation that, in the opinion of the committee, merits its intervention.

The committee is also responsible for exercising the powers and fulfilling the duties set forth in Article 50 bis of Law No. 18.046 on Corporations. In accordance with the above, the Directors' and Audit Committee is responsible for examining the reports of external auditors, balance sheets, financial statements and financial reports and for analyzing information on operations with related parties in accordance with Title XVI of the Corporations Law. It must also propose to the board of directors the external auditors

and risk rating agencies to be presented to the Shareholders' Meeting; propose to the board of directors the general policy for handling conflicts of interest, and make a pronouncement on the general customary policies established pursuant to the provisions of the second paragraph of Article 147 of Law No. 18.046, which contains the mentions established by the CMF by means of a general rule; to examine compensation systems and plans for senior executives and employees; to inform the board of directors about the convenience of hiring or not the external audit firm for the rendering of complementary services when they are not prohibited pursuant to the provisions of Article 242 of Law No. 18.045 taking into account whether, due to the nature of such services, there is a risk of loss of independence; as well as any other tasks indicated in the company's bylaws or entrusted to it by the Shareholders' Meeting or the board of directors. The committee's budget is approved annually at the annual general shareholders' meeting.

This committee reports to the board of directors through its chairman on a monthly basis on the matters discussed and resolutions adopted by the committee.

Meetings with the Risk Management, Internal Audit and Social Responsibility Units and with the External Audit Firm in Charge of Auditing the Financial Statements

The Internal Audit Area presents a monthly report to the Directors' and Audit Committee. The Corporate Risk Division does not present to the Directors' and Audit Committee, but to the risk committees, including related board committees such as the Senior Operational Risk Committee. The Sustainability Area does not present to the Directors' and Audit Committee. This committee met with the external auditors in charge of auditing the bank's financial statements twice in 2025 and once in January 2026.

Banco de Chile

During 2025, the Directors' and Audit Committee approved the following related party transactions:

January 2025:

> contracting and renewal of technology services with Entel for Ch$266 million.

> contracting of technology services with Google for Ch$302 million.

February 2025:

> contracting of technology services with Entel for Ch$5 million.

> lease of physical space to Enex for the operation of ATMs for values between 10 to 50 UF (Unidades de Fomento) per month depending on the number of transactions performed in the respective ATM.

March 2025

> contracting and renewal of technology services with Entel for Ch$35,478 million for a term of 5 years.

April 2025

> renewal of technology services with Entel for Ch$8 million.

May 2025

> Agreement for Custody and Clearing Services for Banco de Chile customers with Citibank for the provision of local custody services with compensation equivalent to 30% of the respective commissions received by the bank.

June 2025

> contracting and renewal of technology services with Entel for Ch$25,400 million for a term of up to 5 years.

July 2025

> renewal of technology services with Entel for Ch$27 million.

August 2025

> extension of the Cooperation, Global Connectivity and License Agreements and the signing of the Amended and Restated Master Services Agreement, the latter for US$1.7 million per year, with Citigroup Inc.

> renewal of technology services with Entel for Ch$4,732 million for a 3-year term.

September 2025

> contracting of technology services with Entel for Ch$1,474 million for a term of up to 5 years.

October 2025

> renewal of technology services with Entel for Ch$8,589 million pesos for a term of up to 3 years.

November 2025

> contracting of advertising services with Canal 13 for a maximum amount of 50,000 UF for the two-year period between 2025 and 2026.

December 2025

> contracting of technology services with Entel for Ch$525 million.

It is hereby noted that each of these transactions has been subsequently approved by the board of directors of Banco de Chile and that, in accordance with the provisions of number 3 of Article 147 of Law 18.046, they have been communicated at the annual general shareholders' meeting.

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Directors' and Audit Committee Report - 2025

In accordance with the agreements reached by the board, the committee was comprised of Ms. Ana Holuigue Barros (chair) and directors Jaime Estévez Valencia and Raúl Anaya Elizalde in 2025.

In accordance with its bylaws, the bank's CEO, General Counsel and Controller also attended the committee's meetings. The chairman of the board of directors also attended, as did other managers at the committee's request.

Based on the duties outlined in current regulations and the committee's bylaws, in 2025 it met on 14 occasions (12 regular and two extraordinary meetings) to conduct the following business:

- Examine fee proposals from external auditors and risk-rating proposals for 2025.
- Analyze reports, content, procedures, and scope of reviews by external auditors and risk rating agencies.
- Review and analyze the annual program developed by internal auditing focusing on technological risk and cybersecurity, credit risk, financial risk, the prevention of money laundering and operational risk. The committee was informed of the results of the main reports issued by Internal Audit, including 139 process audit reports, 113 branch audit reports, 142 limited review reports and 49 continuing audit reports in 2025.
- Analyze the interim and annual financial statements.
- Analyze the 20-F Report and the bank's financial statements for filing with the Securities and Exchange Commission - SEC (USA).
- Review accounting changes that occurred over the course of the year and their effects.

- Review special cases affecting internal control systems.
- Analyze and review the cybersecurity audit plan and its conclusions.
- Examine compensation systems and plans for managers, senior executives and bank employees.
- Review the 2025 performance self-evaluation process carried out by the bank.
- Analyze related-party transactions as referred to in Title XVI of Corporations Law No. 18,046. In the case of single-source technology services, an independent external auditor's opinion confirmed that the transactions were at market conditions.
- Analyze operational risk policies and the progress made on the risk management and SOX self-assessment process.
- Review and analyze matters related to the Global Compliance Division, primarily regarding the application of policies for detecting and penalizing money-laundering transactions.
- Review customer claims filed with the CMF, the National Consumer Protection Service (Sernac), and the Customer Defense Department of the Chilean Association of Banks and Financial Institutions.
- Review and update the Internal Audit Policy and the committee's bylaws.
- Authorize the external auditors for fiscal year 2024 to submit their working papers to the US Public Company Accounting Oversight Board (PCAOB) so that said entity may verify compliance with the standards and regulations applicable to Banco de Chile in its capacity as an issuer of ADRs prior to the authorization of the board of directors.



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Banco de Chile

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2025

Banco de Chile's external auditors, KPMG Auditores Consultores Limitada, concluded that the consolidated financial statements present fairly, in all material respects, the financial position of Banco de Chile and its subsidiaries as of December 31, 2025, including the consolidated results and consolidated cash flows for the year then ended in conformity with accounting standards and instructions issued by the CMF. The aforementioned external auditors attended meetings of the Directors' and Audit Committee in April and July 2025 and in January 2026 and offered no significant observations on internal control or financial matters. During this last session, they presented their conclusions on the reviews of the financial statements and the report on the adequacy of provisions, with no observations. As part of their opinion on the financial statements, the external auditors further noted that the consolidated financial statements of Banco de Chile and its subsidiaries as of December 31, 2024 were audited by EY Servicios Profesionales de Auditoría y Asesorías Limitada in accordance with the Generally Accepted Auditing Standards in Chile in effect as of that date, pursuant to which they issued an unmodified opinion dated February 11, 2025.

In relation to the reviews carried out during 2025, the committee analyzed the letter dated August 26, 2025, in detail. In it, the CMF reported the conclusions of its review of the aspects of credit risk management and overall management of the credit process, management of financial risk and treasury operations and control over investments in companies. The committee also analyzed the bank's response containing the action plans that address the respective observations, which was submitted on September 25, 2025. The Internal Audit Area reported on the status of the corrective action plans on a monthly basis.

Furthermore, the Directors' and Audit Committee analyzed the conclusions of the audit reports issued in 2025 by the Internal Audit Division of Citigroup in order to evaluate the progress made on the implementation of and compliance with the policies and procedures approved by Banco de Chile, all in compliance with the Merger Agreement signed between Banco de Chile and Citibank Chile on December 26, 2007 and in accordance with the terms and conditions agreed by the Directors' and Audit Committee at meeting No. 99 on June 25, 2010.

In October, this division reported the results of its review of the following policies, offering no observations: Policy for the Prevention of Money Laundering and Terrorism Financing, Policy on Prevention of Dishonest Practices, Office of Foreign Assets Control - OFAC Policy (Included in the AML Policy), Policy on Handling Insider Information and Personal Investments, Policy on Prohibition of Tied Sales, Policy on Management of Foreign Referrals, Supplier Selection and Management Policy and Anti-Boycott Policy.

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Compliance Committee

During the years 2024 and 2025, the Compliance Committee was comprised of independent director Ms. Ana Holuigue Barros, independent director Mr. Jaime Estévez Valencia and director Mr. Raúl Anaya Elizalde. As established in its bylaws, this committee also includes the Chief Executive Officer, the General Counsel, the Controller and the managers of the Global Compliance; Marketing, Technology and Digital; and Commercial Banking divisions, the Money Laundering Prevention Area, and the CEOs of Banchile Administradora General de Fondos S.A. and Banchile Corredores de Bolsa S.A.

The purpose of this committee is to define the policies of the bank and its subsidiaries that comprise their anti-money laundering and counter terrorism financing systems, and to evaluate compliance with them and resolve any associated issues to prevent the bank or its subsidiaries from being used to legitimize assets from illicit transactions, to obtain the means to finance terrorism and the proliferation of weapons of mass destruction, thus preventing their exposure to specific reputational, operational or legal risks, and ensure strict compliance with the law and related regulations. This committee is also to be informed of other relevant matters under the responsibility of Banco de Chile's Global Compliance Division, such as its Crime Prevention Model, derived from Law No. 20.393, its Anti-Competitive Practice Prevention Model, its Personal Data Violations Prevention Model (currently under development), the processes derived from the U.S. regulation FATCA, the OECD regulation CRS, and the corporate policies derived from the agreements in force with Citigroup, ensuring their proper functioning.

The specific roles of this committee include approving corporate governance policies regarding the prevention of money laundering, terrorism financing and proliferation of weapons of

mass destruction and those regarding understanding customers, their businesses and accepting and monitoring their accounts, products or businesses; approving policies that define high-risk customers, products and areas and their associated treatment, particularly those involving Politically Exposed Persons; approving policies regarding transactional monitoring and risk escalation processes by members of the bank; approving policies related to understanding and controlling "Correspondent Banks"; approving policies related to sanctions applied by the Office of Foreign Assets Control (OFAC) to people or countries on the OFAC list; approving the annual training plan and monitoring progress; approving the employee selection policy; appointing individuals to serve as liaisons with the Financial Analysis Unit, in accordance with Article three of Law 19,913; reviewing and analyzing the results of the reviews conducted to verify compliance with current policies and procedures; being aware of the implementation and operation of the Crime Prevention Model under Law 20.393, the Anti-Competitive Practice Prevention Model, and the Personal Data Violations Prevention Model; and other functions related to these matters.

In 2025, the committee conducted its work as usual, focusing on preventive matters, regulatory updates, review of management reports, and supervision of key processes related to the prevention of money laundering and financing of terrorism, and proliferation of weapons of mass destruction. Law No. 20.393 focuses on the operation of the Crime Prevention Model and its independent assessment. In addition, in relation to the enactment of Law No. 21.719, which regulates the Protection and Processing of Personal Data, the main implications of the regulation, the action plans aimed at adequately implementing all aspects of the new law and the corresponding Prevention Model, as well as the state of progress of the various initiatives, were presented.

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Capital Management Committee

During 2024 and 2025, the Capital Management Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and independent director Ms. Ana Holuigue Barros. According to its bylaws, this committee also includes the Chief Executive Officer, the Chief Financial Officer, the Wholesale Credit Risk Division Manager and the Financial, Treasury and Capital Control Area Manager.

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank's capital management policy and its risk framework, to ensure that the bank's capital base is adequately managed, that the CMF's principles are respected and that the bank's medium-term capital and solvency are sustainable.

During 2025, among other milestones, this committee monitored the bank's integrated Risk Appetite Framework (RAF) and capital adequacy on a quarterly basis, and also pre-approved the Pillar 3 reports disclosed to the market. Furthermore, during the year the committee also pre-approved the three-year Capital Plan, the Comprehensive Risk Measurement Plan, the Integrated Risk Appetite Framework, and the Regulatory Capital Self-Assessment Report, which were then to be submitted to the board for approval.

The committee also conducted its annual review of the Capital Management Policy, the Business and Capital Contingency Plan and the Comprehensive Stress Test Results and approved the bank's internal capital objectives for presentation to and approval by the board of directors. The committee was also informed of regulatory changes in capital and risk management, as well as capital adequacy projections and progress on projects and processes for validating models and evaluating the internal control environment in capital matters.

Finance, International and Financial Risk Committee

During 2024 and 2025, the Finance, International and Financial Risk Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and directors Julio Santiago Figueroa, Hernán Büchi Buc and Francisco Pérez Mackenna. According to its bylaws, this committee also includes the Chief Executive Officer, the Chief Financial Officer, the Corporate Risk Division Manager, the Treasury Division Manager and the Market Risk Area Manager.

The general objectives of this committee are to monitor and continuously review the liquidity status, trends in the most important financial positions, their associated results, and their price and liquidity risks. Some of its specific functions include reviewing the board's proposal for the Risk Appetite Framework (RAF), the Funding Plan and the structure of limits and alerts for price and liquidity risks; reviewing and approving the Comprehensive Risk Measurement for subsequent review by the Capital Management Committee and approval by the board of directors; designing policies and procedures related to limits and alerts for financial positions and liquidity risk, reviewing the trends in financial positions and market risks, monitoring exceeded limits and activated alerts, ensuring that the risk



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factors affecting financial positions are adequately identified, ensuring that the price and liquidity risk management guidelines at the bank's subsidiaries are consistent with those of the bank and that these are reflected in its own policies and procedures.

This committee has monitored and continuously reviewed the bank's liquidity status (funding and trading of instruments), trends in the most important financial positions, their associated results, and their price and liquidity risks.

During 2025, the committee reviewed issues such as the composition and maturity of time deposits, the analysis of the liquidity buffer and the status of market risks in the medium-term banking book. It also evaluated adjustments to the risk measurement structures (limits and alerts) based on the established appetite and the increase in customer derivative activity during the year. Last year the committee also reviewed changes and improvements in methodologies and models used to measure price risks for both the Banking Book and the Trading Book, among others.

Board Credit Committee

This committee is comprised of all of the bank's directors (regular and alternate). During 2024 and 2025, its membership remained stable (the same Banco de Chile directors listed in this report). Other members include the Chief Executive Officer and the Corporate Risk Division Manager. The members of the Directors' and Audit Committee and the Corporate Risk Division Manager participate on a non-voting basis.

The Board Credit Committee's functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank's internal regulations require approval from this committee, except for any special powers delegated by the board to management. This committee meets weekly.



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Banchile Corredores de Seguros Limitada Executive Committee

Chairman Pablo Granifo Lavín and director Mr. Francisco Pérez Mackenna served on this body in 2024 and 2025. The Chief Executive Officer, the Chief Executive Officer of the subsidiary Banchile Corredores de Seguros Limitada, and the Commercial Division Manager are also members of this committee.

The main objective of this committee is to review commercial performance and initiatives in the development of the insurance business and to take the actions necessary to implement the business plans undertaken by the subsidiary Banchile Corredores de Seguros Limitada.

During 2025, this committee carried out activities related to the management, changes to, and updating of current policies and regulations applicable to the subsidiary Banchile Corredores de Seguros Limitada, as well as activities related to reviewing the status and progress of business plans and loyalty and service quality initiatives of the aforementioned subsidiary.

Senior Operational Risk Committee

During 2024 and 2025, the Senior Operational Risk Committee was composed of the chairman of the board Mr. Pablo Granifo Lavín, director Mr. Raúl Anaya Elizalde, director Mr. Francisco Pérez Mackenna and alternate director Ms. Sandra Guazzotti. According to its bylaws, this committee also includes the Chief Executive Officer and the managers of the Corporate Risk; Marketing, Technology, and Digital; Cybersecurity; Commercial Banking; and Global Control divisions.

The Senior Operational Risk Committee is an executive committee with the authority to approve necessary changes in the processes, procedures, controls, and information systems that support the bank's transactions in order to mitigate operational risks and assure

that departments can appropriately manage and control these risks. Among many other functions related to the supervision of the adequate operational risk management in the bank and its subsidiaries, this committee is responsible for sanctioning the implementation and/or updating of the regulatory framework on policies and bylaws associated with the bank's comprehensive operational risk management model, incorporating plans and initiatives for its development and dissemination in the organization; promoting a culture of operational risk management in the bank and subsidiaries; reviewing and approving the comprehensive risk measurement in operational risk matters; reviewing and approving the bank's operational risk appetite framework; ensuring compliance with the regulatory framework in the areas related to operational risk; being aware of the main cases of fraud and other incidents and events and their root causes, impacts and corrective measures, as appropriate; ensuring the long-term solvency of the organization by avoiding those risk factors that may endanger the continuity of the bank; making decisions on new products and services; verifying the consistency of related policies at the bank's subsidiaries and ensuring compliance; being aware of the operational risk management in subsidiaries and of the level of risk to which the bank is exposed in its outsourced services and approving the models selected for stress testing and the methodologies for selecting scenarios and evaluating the results, among other things.

Some key milestones from 2025 include validating and approving the updated operational risk management policies. These policies include: the Operational Risk Policy, the Services Outsourcing Policy, the Policy for Complex Products and Services, the Business Continuity Policy, and the Information Security and Cybersecurity Policy, all approved by the board of directors; the review and validation of the comprehensive risk measurement (CRM) and the

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Risk Appetite Framework (RAF) for operational and technological risk, the review of the results of the stress testing exercise for operational risk, which were subsequently submitted for review by the Capital Management Committee and approval by the board of directors; the review and verification of the results of the Risk Management Self-Assessment Matrix (as defined in Chapter 21-13 of the Updated Compilation of Standards); the knowledge of the subsidiaries' management of operational risk, including the topics of information security, cybersecurity and business continuity; ratification of the criticality of products and services, and their respective recovery time objectives (RTO); approval of the Business Continuity strategy, approval of the update of the Crisis Management Manual, as well as of the Business Continuity Standard and Norms; approval and acknowledgment of the progress and results of the testing of the operational contingency plans, disaster recovery plans (DRP) and cybersecurity response procedures; presentation of business continuity management on critical suppliers, results of internal audit and regulatory compliance under Chapter 20-9; presentation of the results of technology and cybersecurity risk assessments on the bank's business processes, presentation of the results of operational risk management for critical service providers, cyber risk exposure of suppliers, cyber risk assessment on technology projects and results of phishing exercises conducted.



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Portfolio Risk Committee

During 2024 and 2025, the Portfolio Risk Committee was composed of the chairman of the board, Mr. Pablo Granifo Lavín, independent director Mrs. Ana Holuigue Barros, independent director Mr. Jaime Estévez Valencia and alternate director Mr. Paul Fürst Gwinner. According to its bylaws, this committee also includes the Chief Executive Officer and the managers of the Corporate Risk and Commercial Banking divisions and the Risk Management Monitoring and Control Area.

The main function of this committee is to monitor and evaluate changes in the composition, concentration and level of risk of our loan portfolio from an overall, industry-sector and business-line perspective. It is also responsible for reviewing and approving the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk. The committee's functions include reviewing the bank's main debtors, default rates, past-due loan and impairment indicators, charge-offs and allowances for the loan portfolio by segment and proposing differentiated management strategies, as appropriate. It also analyzes and agrees on credit policy proposals to be submitted to the board of directors for approval. In addition, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously agreed by the Internal Modeling Technical Oversight Committee, ensuring consistency with institutional guidelines. It is also responsible for proposing regulatory models and methodologies that require higher-level validation to the board of directors for its final approval.

During 2025, in addition to the usual functions and the established periodic follow-ups, the committee addressed a number of additional matters. These included analyses to gain a deeper understanding of the behavior of the portfolio and the financial system, a review of issues related to collections management and an evaluation of the work presented at the Internal Modeling Technical Oversight Committee.



Collections Committee

The Collections Committee was created in 2025 following the dissolution of the subsidiary Socofin S.A. Since its creation, it has included board chairman Mr. Pablo Granifo Lavín, who also chairs the committee. In addition, the CEO and the Corporate Risk Division, the Commercial Banking Division and Special Assets Management Area managers are members. The Retail Collections Manager participates as a guest. The Legal Division's lead attorney for the Judicial Area serves as secretary.

The main purpose of the Collections Committee is to provide ongoing and adequate follow-up of loan collections. In particular, it must be aware of the results and evolution of the amounts assigned to collections in the different stages of delinquency of each product, as well as the productivity and recovery of the different banking divisions.

Since the committee's creation in July 2025, monthly meetings have been held to review the portfolio under collections management in Consumer Banking (consumer and mortgage) and SME - Companies Banking, as well as information on debtors subject to the procedures of Law 20.720.

Comments from Shareholders and the Directors' and Audit Committee

During the year 2025, no comments or proposals related to the conduct of the bank's business were made by the Directors' and Audit Committee or by shareholders in accordance with the terms set out in the third paragraph of Article 74 of Law 18.046.



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Eduardo Ebensperger Orrego
CHIEF EXECUTIVE OFFICER

Rolando Arias Sánchez
CHIEF FINANCIAL OFFICER

Alfredo Villegas Montes
GENERAL COUNSEL AND
SECRETARY TO THE BOARD

José Luis Vizcarra Villalobos
COMMERCIAL BANKING DIVISION

Hernán Arellano Salas
CORPORATE BANKING DIVISION

Esteban Kemp de La Hoz
MARKETING, TECHNOLOGY
AND DIGITAL DIVISION

Sergio Karlezi Aboitiz
TREASURY DIVISION

Julio Cubillo Navarro*
CORPORATE RISK DIVISION

Felipe Echaiz Bornemann
GLOBAL COMPLIANCE DIVISION

Cristián Lagos Contardo
PEOPLE AND ORGANIZATION DIVISION

Salvador Danel Fernández
CYBERSECURITY DIVISION

Óscar Mehech Castellón
INTERNAL AUDIT DIVISION

* He left Banco de Chile on January 7, 2026.

Members of Senior executive	Role	Tax ID No.	Profession	Appointment date
Eduardo Ebensperger Orrego	Chief Executive Officer	9.851.837-1	Mr. Ebensperger holds a degree in business administration and economics from Universidad de Chile.	May 2016
Rolando Arias Sánchez	Chief Financial Officer	8.702.566-7	Mr. Arias holds a degree in business administration from Pontificia Universidad Católica de Chile.	June 2014
Alfredo Villegas Montes	General Counsel and Secretary to the Board	9.619.322-K	Mr. Villegas holds a law degree from Universidad de Chile.	December 2019
José Luis Vizcarra Villalobos	Commercial Banking Division Manager	8.196.251-0	Mr. Vizcarra has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux and a graduate degree in business administration from Universidad del Desarrollo.	January 2020
Hernán Arellano Salas	Corporate Banking Division Manager	13.234.110-9	Mr. Arellano holds a degree in business administration and a master's degree in applied economics from Pontificia Universidad Católica de Chile and an MBA from F.W. Olin GSB, Babson College, USA.	November 2024
Sergio Karlezi Aboitiz	Treasury Division Manager	7.378.914-1	Mr. Karlezi has a degree in industrial engineering from Universidad de Santiago de Chile.	December 2011
Julio Cubillo Navarro (He left Banco de Chile on January 7, 2026.)	Corporate Risk Division Manager	25.784.876-0	Mr. Cubillo has a degree in economics from Universidad Carlos III in Madrid and completed a Leadership Development Program at IESE Business School.	August 2024
Felipe Echaiz Bornemann	Global Compliance Division Manager	10.506.826-3	Mr. Echaiz holds a law degree from Pontificia Universidad Católica de Chile and a master's in finance and economics from Universidad de Chile.	January 2008
Cristián Lagos Contardo	People and Organization Division Manager	8.027.636-2	Mr. Lagos holds a degree in psychology from Universidad Diego Portales.	May 2012
Óscar Mehech Castellón	Controller	7.040.514-8	Mr. Mehech holds a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.	July 2008
Esteban Kemp de La Hoz	Marketing, Technology, and Digital Division Manager	14.378.424-K	Mr. Kemp has a degree in IT engineering from Universidad Austral de Chile and an MBA from Universidad Adolfo Ibáñez.	August 2018
Salvador Danel Fernández	Cybersecurity Division Manager	27.116.360-6	Mr. Danel has a degree in IT engineering from Universidad Anahuac, Mexico.	January 2019

Note: The biographies and background information on our senior executives are available in Spanish and English at: https://sitiospublicos.bancochile.cl/nuestro-banco/es/gobierno-corporativo/alta-administracion

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Holdings of Bank Directors and Senior Executives

As of December 31, 2025, the directors mentioned below directly, or indirectly through companies they control, own the following interests in Banco de Chile:

Name	% Ownership Banco de Chile
Andrés Ergas Heymann	1.87061
Jaime Estévez Valencia	0.00357
Francisco Pérez Mackenna	0.00108
Ana Holuigue Barros	0.00091

As of December 31, 2025, the senior executives mentioned below directly, or indirectly through companies they control, own the following interests in Banco de Chile:

Name	% Ownership Banco de Chile
Óscar Mehech Castellón	0.00079
José Luis Vizcarra Villalobos	0.00071
Sergio Karlezi Aboitiz	0.00001

Review of Salary Structures for Senior Executives

In compliance with the Corporations Law, each year at the general shareholders' meeting, shareholders approve annual the board's compensation structure, which covers the compensation, incentives and a meeting attendance allowance. Meanwhile, the Directors' and Audit Committee reviews the compensation plans and systems in place for the company's managers, senior executives and employees. Each year, shareholders have passed a motion for the committee to establish the degree of compliance with Banco de Chile's Annual Performance Plan.

The corporation has a Compensation Policy approved by the board of directors, which establishes the framework for compensation and benefits, based on principles of equity, competitiveness and financial sustainability. Market methodologies and best practices are applied, and specialized external consultants are hired to ensure effectiveness and continuous improvement.

Banco de Chile has compensation schemes for its senior executives that include both fixed and variable components, along with specific benefits designed to encourage commitment and value creation. It is worth noting that these plans do not include share-based payments.

Variable compensation for senior management is governed by programs linked to performance goals aligned strictly with the Annual Plan validated by the board. The CEO sets these goals while the Directors' and Audit Committee supervises and ratifies the corporate matrix of targets, ensuring that it is consistent with the strategic pillars.

Likewise, the CEO's variable compensation is oriented towards the fulfillment of performance objectives stipulated in the Annual Plan based on the corporate matrix of targets previously mentioned.



Senior Executives

The compensation models for senior management include variable incentives associated with a comprehensive matrix that includes individual and team goals, specific initiatives and corporate targets.

The individual matrix covers performance metrics and strategic projects linked to the bank's continuous transformation. These initiatives prioritize:

- Managing sustainability and the commitment to Chile
- Developing capacities and skills
- Accelerating digital solutions
- Strengthening commercial activity
- Increasing productivity
- Driving technological evolution

In accordance with Chilean law, these structures and policies are not disclosed to the general public or approved at shareholders' meetings.

Gross compensation and benefits received by senior executives in 2025 totaled Ch$11,391 million compared to Ch$14,231 million in 2024.

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BANCO DE CHILE SENIOR MANAGEMENT COMMITTEES

In addition to the board committees, the bank's management has formed several committees related to specific matters. Banco de Chile's senior management and other executives serve on the following committees:

Senior Management Committee

This body meets every month and is chaired by the CEO. It is comprised of all the division managers and the CEO of Banchile Corredores de Bolsa S.A. Its main duty is to evaluate business performance and analyze the market, the banking industry and the economic, regulatory, and competitive environment. This committee resolves management issues related to the bank's internal policies and analyzes its performance. It provides its members with the opportunity to share their points of view and prioritize joint initiatives. Each year, the committee outlines the foundations for an annual plan. To that end, once the CEO, division managers and subsidiary CEOs agree on their individual annual plan in coordination with the Chief Financial Officer, the general plan is presented to the board for approval. This committee also reviews progress on regularly approved plans and initiatives.

Disclosure Committee

The purpose of Banco de Chile's Disclosure Committee is to comply with best practices when disclosing financial information to the market, which ensures that the bank's financial situation, business position, and solvency can be appropriately interpreted by users based on the associated reports published by the bank. This committee meets quarterly. Its members are the Chief Financial Officer, the Corporate Risk Division Manager, the Chief Accountant, the lead attorney for the Finance and International Area, the Research and Planning Area Manager, the Financial, Treasury and Capital Control Area Manager, the Risk Modeling Area Manager and the Risk Monitoring and Control Manager. The Controller is invited to participate in this committee.

Ethics Committee

This committee's roles include defining, promoting, and regulating excellent professional and personal behavior that aligns with the philosophy and values that all bank employees must follow. It must also ensure compliance with the Code of Conduct, assuring that it remains informed of any conduct that deviates from or violates it. To meet these objectives and promote a culture of ethical behavior, it implements training and promotion programs. It also acts as a forum for addressing, discussing, and resolving any conduct that is inconsistent with corporate values. It meets at least every quarter and more frequently if necessary in the event of reported incidents or internal requirements. It is chaired by the People and Organization Division Manager and comprised of the General Counsel, the Controller and the managers of the Global Compliance and Commercial Banking divisions.

Quality Committee

The main objective of this committee is to provide strategic guidelines for decision-making related to customer service in all available channels by analyzing the perception of the bank's customers and its main competition. It also monitors projects and initiatives designed to increase customer loyalty and recommendations, thus enhancing the growth and profitability of the business in the long term. Its other duties include identifying necessary changes and executing them efficiently and opportunely, and supervising service quality indicators, projects, and initiatives. This committee meets every two months. Its members are the CEO, the CFO and the managers of the Commercial Banking, Corporate Banking Marketing, Technology, and Digital and Customer Experience divisions, and the deputy manager of the Quality and Customer Experience Area.






Sustainability Committee

The main objective of the Sustainability Committee is to analyze sustainability challenges and requirements and propose them within business strategies, based on environmental, social, and corporate governance issues. It is also responsible for designing, managing, and publishing the sustainability strategy of the bank and its subsidiaries for its stakeholders, including customers, investors, employees, local communities and suppliers. This committee meets every two months and is made up of the Chief Executive Officer; the Chief Financial Officer; the General Counsel; the Corporate Risk Division Manager; the Marketing, Technology, and Digital Division Manager; the People and Organization Division Manager; the Institutional Relations Area Manager (and Chief Economist); the Corporate Affairs and Sustainable Development Area Manager; and the Corporate Image and Advertising Area Manager.

Internal Modeling Technical Oversight and Development Committee

The main function of this committee is to provide methodical guidelines to develop, monitor, and document the mathematical models used in the retail segments for credit risk management, such as management models covering origination, monitoring, collection and rating and regulatory models covering capital and specific provisions for credit or additional risk under local or international standards.

It meets monthly and is comprised of the Corporate Risk Division Manager; the Monitoring, Reporting and Planning Manager; the Research and Management Area Manager; the Retail Business Development Area Manager; the Risk Modeling Area Manager; the Retail Origination and Risk Modeling Area Manager; the Corporate Credit Risk Admission Area Manager; the Data Governance Manager; the Special Assets Management Area Manager; the Deputy Manager of Regulatory Models; Deputy Manager of Provision Processes; Deputy Manager of Model Risk Monitoring and Management; Deputy Manager of Validation and Internal Control and Deputy Manager of Decision Models and Artificial Intelligence.

Investment and Expense Committee

This committee's purpose is to review investment or expenditure initiatives or projects whose approval commits an incremental disbursement of resources; to ensure the consistency of these investments or expenditures with the bank's strategic plans; and to economically evaluate new projects, among others. Any project requiring more than 25,000 Unidades de Fomento in resources also requires board approval. This committee meets on an as-needed basis. Its members are the Chief Executive Officer; the Chief Financial Officer; the Administration Area Manager; the Purchasing Manager; and the Expense Control Area Manager. The Marketing, Technology, and Digital Division Manager, Technology Area Manager and Planning and Project Management Office (PMO) Area Manager also serve on the committee when technological projects require approval.

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Project Approval Request Committee

This committee approves technology initiatives and projects (investments or expenses), ensures that these investments or expenses are consistent with the bank's strategic plans, and evaluates the financial aspects of new projects.

Any project requiring more than 12,500 UF in resources also requires approval from the Investment and Expense Committee. This committee meets weekly.

Its members are the managers of the Marketing, Technology, and Digital Division, the Administration Area, the Expense Control Area, the Procurement Area and the Planning and Project Management Office (PMO) Area.

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Model Risk Management Committee

The main role of this committee is to establish and supervise the model risk management framework and the corresponding methodologies at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risks based on aggregate results, oversees the updating of the inventory of institutional models, and submits the Model Risk Management Policy to the board for review and approval. The Model Risk Management Committee meets quarterly and is composed of the Corporate Risk Division Manager; Treasury Division Manager; Anti-Money Laundering Area Manager; Special Asset Management Area Manager; Financial, Treasury and Capital Control Area Manager; Retail Origination, Regulation, and Risk Transformation Area Manager; Risk Modeling Area Manager; Global Control Area Manager; Risk Management Control and Monitoring Area Manager; Internal Risk Modeling and Control Area Manager; Market Risk Area Manager; Corporate Credit Risk Origination Area Manager; Technology Area Manager; Risk Model Monitoring and Management Deputy Manager and Internal Control and Validation Deputy Manager.

IT Steering Committee

The objective of Banco de Chile's IT Steering Committee is to align, coordinate, and address the issues set forth in the strategic technology planning and technology guidelines. This committee meets monthly and is composed of the Marketing, Technology and Digital Division Manager, the Technology Area Manager, the Planning and PMO Area Manager, the Infrastructure Area Manager, the Agility Control Area Manager and the Software Development Area Manager.

RISK MANAGEMENT

Banco de Chile endeavors to maintain a risk profile oriented towards ensuring sustainable growth aligned with strategic objectives in order to maximize value creation and guarantee long-term solvency. Global risk management considers the different business segments served by the bank, approaching them from a comprehensive and differentiated perspective, which protects institutional soundness and customer experience.

Board's Role in Risk Management

As the bank's main leadership body, the board of directors is responsible for establishing risk policies and the Risk Appetite Framework (RAF). It also issues guidelines and criteria for measuring and monitoring risks, approving their limits and the contingency plans associated with each of them.

The policies that it approves include:

> Credit Risk Policy,
> Country Risk Management Policy,
> Industry Concentration Policy,
> Debt Instruments Investment Policy,
> Policy on Limits on Loans Granted to Business Groups,
> Complex Products and Services Policy,
> Operational Risk Policy,
> Business Continuity Policy,
> Outsourcing Policy,
> Market Risk Management Policy,
> Liquidity Risk Management Policy,
> Capital Management Policy,
> Model Risk Management Policy, along with guidelines for model development, validation, and monitoring,
> Subsidiary Risk Control Policy,
> Policy for the Prevention of Money Laundering, Terrorism Financing, and Proliferation of Weapons of Mass Destruction,
> Policies associated with environmental, social, and governance (ESG) risk management,
> Internal regulatory credit risk models for local and international regulations,

> Additional Provisions Policy and Provision Adequacy Policy; and
> Strategies, functional structure and comprehensive operational risk management model.

Policies are established to identify and analyze risks, set appropriate risk limits, alerts and controls and monitor compliance to trigger timely action plans.

Risk management policies, standards, procedures and systems are regularly reviewed with strict adherence to the current regulatory framework.

Each definition complies with the legal and regulatory requirements in force for the bank and the financial system, considering, among others, the following standards:

> General Banking Law,
> Corporations Law,
> Securities Market Law,
> Insolvency and Reinstatement Law,
> Personal Data Protection Law,
> Law on the Criminal Liability of Legal Entities,
> Updated Compilation of Regulations and Compendium of Accounting Standards for Banks (CMF),
> Central Bank of Chile's Compendium of Standards; and
> Guidelines of international entities such as the Basel Committee on Banking Supervision and the European Banking Authority (EBA) adapted by the local regulator, together with the Principles for an Effective Risk Appetite Framework (FSB – Financial Stability Board).

The board of directors is informed on the evolution of risks on an ongoing basis.

In addition, there are specialized committees composed of directors and senior management which meet regularly to analyze risk trends and take corrective measures that ensure efficient decision-making.

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The bank has information systems that support the risk management and control process, strategic planning and capital management under the independent control of the Internal Audit Division.

For the prevention of money laundering and terrorism financing, the corporation has an independent compliance function for the bank and its subsidiaries that reports to the Compliance Committee. This work is performed by the Global Compliance Division using world-class systems.

The various types of legal risks are managed by the bank's Legal Department, which has specialized areas that provide updated information on the law, the regulations issued by the appropriate authorities and bank products.

The information channels to the board of directors include:

> Reports issued by committees composed of directors,
> The Risk Self-Assessment Matrix prepared annually and approved by the board of directors,
> Reports for governance bodies of violations of RAF alerts and/or limits (non-recurring),
> Comprehensive Risk Measurement Process, executed annually and approved by the board of directors, evaluating the overall risk profile.

These reports are meant to provide an aggregated view of risks, facilitating analyses under common criteria within the bank's risk culture, thus ensuring the quality and consistency of the information.

Risk Management Unit
Risk Management

Risk management duties are carried out jointly by the Corporate Risk Division and the Cybersecurity Division, which have highly experienced, and specialized teams and a robust regulatory framework that allow for optimal and effective management of the matters they address.

Corporate Risk Division

This division helps to provide effective governance over the corporation's key risks, aiming to optimize the risk-return ratio and safeguard business continuity and operational resilience in the event of contingencies. Furthermore, it identifies potential losses arising from counterparty default, market factor movements or the inadequacy of processes, people or systems, contributing to capital management in a comprehensive manner.

Within this division, the bank's risk functions are integrated through different departments:

1. Market Risk Department
2. Wholesale Credit Risk Origination Department
3. Retail Origination, Regulatory and Risk Transformation Department
4. Special Assets Management Department
5. Risk Monitoring, Reporting and Control Department
6. Risk Modeling Department
7. Risk Modeling and Internal Control Department
8. Global Control Department, including Operational Risk and Business Continuity.

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Cybersecurity Division

The Cybersecurity Officer (CSO) is responsible for defining, implementing and reporting on the progress of the Cybersecurity Strategic Plan based on the bank's business strategy. Its main responsibilities include managing technological risks, and one of its main focus areas is protecting the internal information of its customers and employees. It is also responsible for enhancing information security and cybersecurity at all levels of the organization.

This division is composed of:

1. Identity Governance Department
2. Cyberdefense Department
3. Technological Risk and Cyber Intelligence Department
4. Cybersecurity Management and Subsidiary Control Department

Detecting and Identifying Risks

The bank has a comprehensive risk management and control model designed to identify, analyze, measure, monitor and mitigate significant or material risks.

Banco de Chile approaches risk management from a comprehensive, differentiated perspective based on the business segments served by the bank and its subsidiaries. Global risk management is a key component of achieving the bank's strategy and the sustainability of its business in the long term. To this end, the bank bases its efforts on principles and

guidelines that cut across the entire organization and meet both regulatory requirements and best market practices. In addition, Banco de Chile has a series of internal processes and methodologies that facilitate management and favor the correct control of the different types of risk.

These guidelines are summarized below:

Strong risk culture: internalized throughout the corporation, covering all risks inherent to the business and promoting socially responsible management that contributes to the long-term sustainability of the bank.

High level of board involvement: responsible for approving policies, the Risk Appetite Framework, contingency plans, and guidelines for model development, validation and monitoring. It also approves the models for managing credit, market and operational risks, including those related to business continuity.

Comprehensive senior management: responsible for control of and compliance with board decisions and for creating rules and procedures that ensure management and control that aligns with the organization's strategic goals. It is also responsible for promoting an adequate and prudent risk culture, evaluating its degree of implementation, and ensuring that the risk profile remains within the levels defined in the Risk Appetite Framework approved by the board.

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Independence of functions: risk management and control are performed independently based on its three lines of control model.

High level of risk management specialization: reflected in the Corporate Risk and Cybersecurity divisions, which have specialized teams that operate under a robust regulatory framework of processes and procedures, enabling optimal and effective management of the matters under their purview.

Supplementary control functions: risk management is complemented by control functions in various financial and non-financial business risk matters. These are exercised independently by other divisions of the organization, such as the Management, Financial Control and Productivity; Cybersecurity; Global Compliance; People and Organization; and Legal divisions in financial and accounting matters, prevention of money laundering and terrorism financing, as well as legal matters, respectively.

Preventative and comprehensive approach: to risk management and control in all businesses and for all types of risks.

Adequate and complete information management: allows the bank to identify, assess, manage and communicate risks at the appropriate levels, considering and integrating all the necessary background information.


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This cross-cutting management process provides the tools necessary to take on the challenges of a dynamic industry, protecting the customer experience and the bank's soundness.

In order to identify the most significant risks, the bank considers qualitative aspects based on its annual Comprehensive Risk Measurement (CRM) process, as well as quantitative inputs linked to defined thresholds, either based on capital or liability structure.

Banco de Chile also safeguards fundamental rights and manages associated risks, promoting decent, inclusive and discrimination-free work environments (due to disability, gender, race, religion, origin, marital status and/or social condition), fostering respect and a safe environment.

The corporation bases its sustainable development on its internal guidelines and on international and local standards, such as:

- Universal Declaration of Human Rights,
- International Labour Organisation (ILO) Declaration on Fundamental Principles and Rights at Work,
- United Nations Guiding Principles on Business and Human Rights,
- Chilean National Action Plan on Business and Human Rights,
- Inclusive Employment Act.

In this context, during 2025 the bank maintained clear policies and processes to ensure respect for human rights, with a comprehensive approach to promoting a work environment and community engagement based on respect and inclusion. This includes:

- Inclusion, Non-Discrimination and Respect for Diversity Policy
- Internal Rules on Order, Hygiene and Safety
- Code of Ethics
- Protocol for the prevention of sexual harassment, workplace harassment and violence in the workplace.





Comprehensive Risk Measurement (CRM)

All areas of the bank are involved in defining and measuring its risk profile, whether directly or indirectly, executing a series of tasks that are part of the Comprehensive Risk Measurement (CRM) process.

The first activity of the Comprehensive Risk Measurement (CRM) process is identifying and updating the risk inventory to detect risks that impact the bank's operation and categorizes them by activity level and existing controls. This process is carried out annually in accordance with the CRM process planning.

It is led by the Global Control Department, which is responsible for analyzing the prevailing regulatory context, industry best practices and the changes that have occurred in the period under analysis. Based on this, it establishes the global risk taxonomies and their perimeter and scope, making sure they align with supervisory guidelines and best practices in the sector.

After that, the party responsible for each risk taxonomy will define the risks that compose them based on the set perimeter, either by incorporating emerging risks or by updating the risks already identified in previous years. Finally, based on that analysis, each responsible party proposes updated risks for the classification in question.

The process of updating the risk inventory includes, among others, the following elements:

- Regulatory and conceptual framework: includes a review of local and international regulations and reference frameworks.
- External visions / advice: includes expert advice to consider international best practices and experiences from benchmarks.
- Working groups: spaces used to gather expert opinions and input from those responsible for each risk taxonomy.

Once the proposal for updating the risk inventory is drafted, it is submitted to the appropriate governance bodies.

Two types of risks are identified as part of the process of determining the bank's overall risk profile. They are Pillar 1 Risks (credit risk, market risk in the trading book, and operational and technological risk) and Pillar 2 Risks (other matters). The level of inherent and residual risk is determined for each of these risks both individually and at an aggregate level.

Additionally, the bank considers material all risks classified as Pillar 1 according to Basel, measured as risk-weighted assets including credit risk, market risk in the trading book, and operational and technological risk. Pillar 2 material risks depend on the results of the Comprehensive Risk Measurement exercise.

Risk Appetite Framework (RAF)

The bank has established a structure of limits and/or alerts for each of the material and/or significant risks, such as: credit risk; credit concentration risk; market risk in the trading book; market risk in the banking book; operational and technological risk; business and strategy risk; liquidity risk; AML risk; and reputational risk. These are reflected in the set of representative metrics of the risk evaluated, which allow the risk profile and business model to be reflected and managed sustainably over time.

This is addressed in the RAF through which the bank describes the mechanism used to measure, control, and manage the level of risk to which it is exposed. Additionally, through the structure of limits and alerts, the RAF formalizes the maximum level of risk that the bank is willing to tolerate in order to comply with its strategic objectives and business plans. The RAF establishes a set of risk metrics to establish objective measurement and control criteria for each material risk to which the bank is exposed.



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These metrics are periodically reported and duly monitored against threshold levels and/or alerts established by senior management under governance that includes escalation procedures and remediation plans.

The bank reviews and updates its RAF every year, which must then be approved by the board. This exercise identifies, assesses, measures, mitigates and proactively controls all the significant risks that could arise in the normal course of business. As such, the bank uses several management tools and defines an appropriate structure of limits and warnings within this framework, which allow it to constantly monitor the performance of various indicators and trigger prompt corrective measures, if required. The result of these activities is part of the Annual Internal Capital Adecuacy Assessment Process (ICAAP) approved by the board of directors and reported to the CMF.

Stress Testing

Stress testing is an integral part of capital planning and liquidity management at Banco de Chile. It is an important tool for risk management and can be used to assess potential extreme, low probability but plausible impacts to which the bank is exposed as a result of its activity. In this way, stress tests allow the bank to assess potential capital strengthening and liquidity adequacy needs, if necessary.

As part of the capital planning process, the bank has defined stress tests for relevant risks such as credit risk, market risk in the trading and banking books, as well as operational risk, within the framework of the Internal Capital Adequacy Assessment Process (ICAAP). The approach allows the bank to identify potential events or changes in the environment that could affect it. To this end, it projects capital adequacy under base and stress scenarios to ensure compliance with its internal capital target under business-as-usual scenarios and, at least, the minimum regulatory requirements under stress scenarios for a three-year horizon.

Stress tests are performed using a baseline scenario and other unmitigated stress scenarios. These include "real" economic recessions, one-off financial shocks and severe operational impacts, yielding forecasted solvency ratios under these scenarios in line with regulatory requirements.

On the other hand, as part of the Internal Liquidity Adequacy Assessment Process (ILAAP) required by the regulator, internal stress tests are described. Their purpose is to allow the bank to cover its liquidity needs under stress scenarios.

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Banco de Chile

Also, if necessary, the bank may incorporate mitigation measures for stress scenarios associated with actions to counteract the impact of shocks in terms of capital and liquidity adequacy. They are linked to its Business and Capital Contingency Plan and Liquidity Contingency Plan, respectively.

To identify scenarios for comprehensive stress testing, the bank has established internal governance for defining and approving baseline macroeconomic scenarios through the Stress Testing Framework. This framework establishes the governance structure and control mechanisms that ensure that stress test models and results are subject to thorough, independent internal assessment and validation, and are approved by the relevant corporate governance bodies.

Key Risks and Opportunities

In the normal course of business, Banco de Chile is exposed to different risk factors that could affect its results and sustainability in the medium term. Balance sheet growth and operating results depend on economic trends and variables such as inflation, unemployment and interest rates. A deterioration in the economy could have an adverse effect on the growth of its business and the banking industry as a whole.

For example, changes in global economic conditions can have significant consequences for the Chilean economy. As such, the loan portfolio may not continue to grow at the same or similar pace as it has in the past due to factors such as changes in economic trends and/or regulatory changes. Similarly, the growth of the loan portfolio in riskier segments may expose the bank to increased loan losses, which would require higher provisions. The bank's results highly depend on its net interest income, which is affected by interest rate volatility and inflation.

Changes in these variables could affect the interest rates earned on assets differently from the interest rates paid on liabilities, resulting in a reduction in net interest income. Market instability could adversely affect our results and the value of our securities. Any volatility in market factors like interest rates, inflation, exchange rates, etc., could have a material adverse effect on our results of operations. Furthermore, changes in the capital market structure and tax regimes may affect our financial results. Changes in geopolitical and social factors could impact our profitability.

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks and with other providers of financial services that are not part of the banking industry. These dynamics may adversely impact the bank's results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, which may result in lower net interest margin.



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Cuenta
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The preparation of our financial statements requires management judgement and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under alternative scenarios. Although these assumptions are reviewed on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, impacting fundamentals and estimates, which could impact on the bank's results of operations and its financial position.

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Operational problems, external or internal fraud, errors, criminal events or terrorism may have a material adverse impact on the bank's business (attacks on the bank's physical assets), financial position and results of operations. Cybersecurity events or interruptions could negatively affect the bank's reputation or results of operations and may result in litigation, fines and penalties. Incidents related to data protection and privacy of customers or breach of security of the bank's operational information could have a similar effect, including possible reimbursements to customers if the security of their financial information is impacted.

The Chilean government enacted Law No. 21.719 in December 2024, modifying legislation on the protection and processing of personal information to bring it into line with the standards of the main developed nations. This law on treatment of individuals' private data establishes the lawful basis for its processing, the rights of the owners and the duty to comply with the guiding principles, which are lawfulness, loyalty, purpose, proportionality, quality, information, transparency and security. This law also created the Personal Data Protection Agency, a public entity responsible for ensuring the protection of personal information, certifying models for the prevention of violations of the law and penalizing non-compliance. In this context, companies that handle customers' personal information or that of counterparties as part of their operations or business must adjust their internal policies, regulations, processes and procedures by December 2026 in order to duly comply with this new regulation and avoid sanctions imposed by the agency. These can range from written warnings to fines equivalent to 4% of the company's annual net income, depending on the seriousness of the infraction. Additionally, measures such as the suspension of treatment could be applied, with potential reputational damage for the offender that would in turn affect its results of operations.

Attack vectors are among the most significant cybersecurity risks that the bank faces on an ongoing basis. These include phishing, Internet fraud, and the leaking of confidential customer or company information that could be accessed by exploiting existing vulnerabilities. Threats are increasingly sophisticated and rapidly evolving. Consider, for example, the malicious use of Artificial Intelligence (AI) by users that attempt to impersonate others to steal money or sensitive data. This poses an important challenge when it comes to introducing the best available technologies into the bank's processes, as well as developing its own cutting-edge digital solutions that help optimize and strengthen the security of Banco de Chile and its customers. Consequently, although the corporation is exposed to these adverse cybersecurity scenarios as a financial institution, the continuous adoption of new technologies and the promotion of initiatives that seek to permanently improve and strengthen Internet banking services along with mobile banking tools for its

customers are key aspects that have made it possible to address the risks arising from these threats and to focus on strengthening cybersecurity within the corporation.

This may result in significant liability in excess of insurance coverage, which may carry low coverage limits, and may cause existing and potential customers to refrain from doing business with the bank. Potential cyber-attacks on the corporation's network or other systems could have a material adverse effect on its business and results of operations, due to financial losses, losses of sensitive information, interruption or delays in our business and operations, regulatory fines, reimbursement or other compensation costs, compliance costs and reputational damage, among other things. Information security breaches can negatively affect the bank's reputation and customer confidence. It could also face litigation or additional regulatory or public scrutiny, which in turn could lead to significant liability or other sanctions, including fines and penalties or fund reimbursements to adversely affected customers. (For more information on information security and data privacy, see Customers chapter of this report).

Given all of the above, the main risks identified for Banco de Chile are:

Business and strategy risk: Inability to achieve its medium-term strategic objectives in conjunction with its internal regulatory capital objectives due to: (i) a deterioration of its capacity to generate resources, (ii) inability to efficiently use its resources and maximize its margin, (iii) loss of leadership and scale in the different business areas in which it participates, and (iv) inability to continually add value for its shareholders.

Credit risk: Risk of deterioration in the credit quality of its portfolio or payment default due to changes in the counterparties' ability or intention to meet its obligations.

Concentration risk: Risk of potential losses associated with an economic shock at a sector level or an adverse situation faced by one of the main counterparties with greater exposure to the bank.

Market risk in the trading book: Risk of experiencing losses in the event of adverse movements in market factors.

Market risk in the banking book: Risk arising from the misalignment of the various asset and liability items on the bank's balance sheet. It is mainly related to the risk of adverse movements in interest rates.

Liquidity risk: Inability to obtain sufficient funds to honor contractual obligations or financial commitments when required and the impossibility of liquidating assets or unwinding a financial position in a timely manner without significantly affecting market prices. This may result in significant losses in the process.

Operational and technological risk: Risk of losses resulting from the lack of adaptation or a failure involving processes, personnel and internal systems or due to external events. It also involves the risk of third parties committing cyber attacks with the purpose of accessing confidential information (causing its disclosure, modification or destruction), damaging hardware, impersonating customers, among others; the risk derived from the lack of confidentiality, integrity and availability of the





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information in the computer systems; or the risk derived from the application of technological changes with errors and/or problems, which may generate the interruption of products, services and/or systems of the organization, and/or of the supply chain (outsourced services).

Data risk: Risk of ineffective data integrity and management capabilities, including data uploading, transformation, storage, and deletion. This category also includes the risk of inadequate handling of privacy and data protection.

Compliance risk: Risk of conducting business in a manner that goes against applicable local laws and regulations and/or international regulatory requirements. This includes non-compliance with regulatory requirements of a prudential nature framed by adequate solvency and risk management and those focused on protecting the integrity of the financial system.

Behavior risk: Risk that the bank or its employees engage in behavior that may harm customers or the integrity of the markets or other employees in pursuit of improper gains.

Legal risk: Risk of litigation arising from contracts and legal violations (including tax laws).

Environmental, social and governance risk: Risk of relations with sectors and/or customers that have a negative impact on the environment or society, that deviate from the Code of Business Conduct and Ethics and that could influence the organization's sustainability.

Modeling risk: Potential adverse financial, regulatory, reputational, and other consequences arising from the design, development, implementation and/or use of a model. These adverse consequences can be caused by inaccurate, inappropriate or incomplete data;

fundamentally flawed methodologies; inappropriate use; and inadequate monitoring and/or controls.

People and change management risk: Risk associated with the management of people, talent and organizational adaptability to internal or external changes.

AML risk: Risk derived from any activity carried out by an individual, institution or group that attempts to legitimize through the bank funds or income of any nature obtained illegitimately or by means of dishonest and fraudulent behavior, or intended to promote or finance terrorist activities or weapons of mass destruction.

Reputational risk: Risk derived from the current or potential negative impact that could materialize as a result of internal or external situations that could damage the image and credibility of the bank and/or its subsidiaries with its various counterparties.

Climate risk: Risk derived from climatic and regulatory transition factors that could influence bank operations, as well as the financial performance of some customers. These factors include environmental events, regulatory changes that limit the perimeter of the bank's business and its customers, and increased reporting requirements.

Climate Risk Adaptation Plan

Banco de Chile conducts preventive assessments of risks to which its branches and corporate buildings are exposed, such as floods, adverse weather conditions and fires. Given such risks, the organization implements plans and procedures designed to anticipate adverse situations, safeguard the continuity of its operations and strengthen its operational resilience.

In this context, and as part of its operational risk management framework, the company has developed a solid Business Continuity



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Management (BCM) Standard. It includes crisis management protocols and contingency plans for critical products and services. This framework allows for a timely and structured response to high impact events such as extreme weather conditions, fires or floods through recovery and containment strategies.

The standard considers specific operational measures for extreme weather events, managed by the Operational Group and the continuity team. For example, in the event of alerts issued by the Chilean National Disaster Prevention and Response Service (SENAPRED) or the Chilean Meteorological Directorate (DMC), protocols are activated such as:

> Pre-activation of specialized crews (civil projects, electricity, cleaning, generators) with specific equipment.
> Inspection and preventive cleaning of roofs and gutters.
> Water supply for consumption and hygiene.
> Refueling of generator equipment and coordination with critical suppliers.
> Real-time communication with operational teams through established channels.

These measures make it possible to effectively address physical risks derived from the weather that affect operations, especially in areas such as the Metropolitan Region, where events such as heavy rains, strong winds and high zero isotherms have been recorded.

While the current business-as-usual framework has not been published as a formal climate change adaptation plan, it provides a sound operational foundation for developing broader physical risk adaptation measures in line with future climate assessments.

The measures are updated, tested and implemented annually and based on specific weather alerts.

The bank also incorporates socio-environmental criteria into its evaluations for granting loans to domestic and regional projects that can have this sort of impact where they are executed. Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing. For large customers, the bank also has specialized customer service units involved in the process of financing large-scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact.

In the Credit Risk Policy, the bank establishes an approach that is aligned with its Environmental Sustainability Policy, incorporating socio-environmental considerations into the credit origination process, especially for financing requests with greater exposure to environmental and/or social risks. In these cases, the operations are evaluated in accordance with the processes defined in the Environmental Sustainability Policy, ensuring adequate management of these risks as well as the corresponding monitoring of the financing granted and the associated risks during the life of the loan.

This approach applies to the bank's entire loan portfolio, to the extent that the nature of the transaction and its level of exposure so warrant.

The bank is also making progress on developing a measurement and management methodology using indicators associated with physical and transition risks, which will help identify, assess and manage these risks in its portfolio.



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Antitrust Risks

Banco de Chile recognizes that free competition is fundamental for markets to function properly and is also critical to efforts to safeguard the trust of its customers, employees and the community in general. In this context, the institution has an Antitrust Compliance Policy, which establishes strict standards of conduct and guides the actions of all areas in order to ensure full compliance with the applicable regulations.

The policy is applied across the entire organization. All members of the organization, including directors and all employees, share the obligation to act with commercial independence, avoiding any practice that could constitute—or be perceived as—an infringement of antitrust regulations. This commitment requires safeguarding the integrity of decision-making processes, observing high ethical standards and promoting an internal culture based on transparency and compliance.

In operational terms, interactions with competitors are carried out with the utmost caution and only when strictly necessary for the normal operation of the business. Any exchange of sensitive information between competitors, either directly or indirectly, is prohibited. The policy includes specific guidelines for participating in trade associations, where the presence of competing companies could generate risks if there are no adequate controls.

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that could create undue competitive advantages or affect the fairness of the market must be managed prudently, leaving the appropriate records when necessary and always acting with integrity and transparency.

The Legal and Global Compliance divisions play a central role in these efforts, providing technical guidance, reviewing potentially risky conduct and supporting the different areas to ensure that their decisions are in full compliance with current regulations.

The bank also has formal risk identification, mitigation and monitoring mechanisms, which are periodically updated to identify sensitive areas and strengthen the associated controls. Employees have a channel for questions, ongoing training activities and a complaint channel to safely report any situation that may represent a violation of this policy or put institutional integrity at risk without fear of reprisals.

Customer Health and Safety Risk

Banco de Chile manages the health and environmental conditions in its facilities as well as the risks associated with natural and man-made emergencies, such as fires, robberies, assaults, natural disasters and physical accidents (for example, slips, trips or falls inside the facilities).

During 2025, the corporation incorporated health and safety principles across the board, ensuring protected spaces for employees, suppliers and customers, with a priority focus on the safety and well-being of its customers. This commitment is materialized in concrete policies and actions such as:

- **Comprehensive emergency management:** Banco de Chile implements robust plans, specialized fire control equipment and ongoing training programs for emergency committees.



Over the course of 2025, 241 drills were carried out and procedures were periodically updated in an effort to ensure efficient and safe responses to all incidents.

The bank also added evacuation chairs to 100% of its branches with more than one floor and/or basements, thus ensuring that people with mobility issues can be evacuated safely in emergencies.

- **Cardioprotected spaces:** Availability of automatic external defibrillators (AEDs) in 100% of operating branches along with cardiopulmonary resuscitation (CPR) training and refresher programs.

- **Protocols against workplace violence:** Banco de Chile implements rigorous measures to ensure a safe and respectful work environment. It offers two confidential channels for complaints along with awareness-raising tools aimed at preventing inappropriate behavior and strengthening healthy relationships, ensuring both the well-being of its employees and the satisfaction of its customers.

  These actions were certified this year by Mutual de Seguridad under the "Unidos X Más Convivencia" program, which evaluates the bank's processes and ensures that the company complies with all current legal regulations related to the prevention and management of violence in the workplace.

- **Periodic risk assessments:** Over the course of last year, 230 risk assessments were carried out in branches and offices nationwide in an effort to identify hazards early and take preventive and corrective measures to ensure operational continuity and protect the bank's employees.

  These assessments covered ergonomic, physical, chemical and biological aspects in accordance with the sanitary and environmental conditions established in the Supreme Decree No. 594.

  These periodic activities allow for the timely detection of various risk factors. They also make it possible for the bank to take immediate steps to control and mitigate them, reinforcing its commitment to occupational health and safety.

  In addition, Banco de Chile has a program of additional field visits that is designed to identify risk factors in all aspects of the operation of each branch, ensuring comprehensive preventive management.

- **Universal access:** Adaptation of branches and digital platforms to ensure that all users access bank services safely regardless of their abilities, reinforcing the entity's commitment to inclusion.

  These initiatives are evidence of the bank's commitment to comprehensive health and safety, ensuring compliant operations and promoting an environment of well-being, a fundamental condition for sustainable growth.

Internal Control and Audit Systems

The bank's internal audit function has been certified since 2017 by the Institute of Internal Auditors of Spain. The most recent renewal took place in 2022. According to this certification, the institute confirmed that the internal audits performed at Banco de Chile and its subsidiaries Banchile Corredora de Bolsa S.A. and Banchile Administradora General de Fondos S.A. "generally comply" with the Standards and Code of Ethics issued by the Institute of Internal Auditors, which is the highest possible rating.

The certifying team praised the professional image and reputation of the bank's internal audit team, the team's fierce commitment

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to international internal audit principles, the maturity of the agile methodology that they have used for the past five years and the creation and robotization of "live risk boards" for the branch network that focus on their main risks.

The audit plan is approved annually by the board of directors upon favorable recommendation of the Directors and Audit Committee. Pursuant to this plan, in each process audit, the internal audit function evaluates the internal control environment, including technological, cybersecurity and operational aspects, as well as the ethical components that may be identified, ensuring due compliance with the bank's Code of Conduct.

Likewise, the plan considers evaluating proper implementation of controls that ensure compliance with the policies and procedures approved by the bank's board of directors, ensuring adequate compliance with the legal and regulatory standards applicable to the bank. These include the policies for the Prevention of Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction, the Crime Prevention Model, Supplier Management and Selection, Business Continuity and Management of Credit, Market, Liquidity and Operational Risks. However, the 2025 plan involved auditing the bank's comprehensive control model and issuing a total of 443 audit reports, including 113 branch audits, 139 process audits, 142 limited reviews and 49 continuous audit reports. One of the focus areas is the audits of the Cybersecurity model. This includes, among other aspects, the security and configuration of servers and databases, the

detection and containment of cybersecurity events (SOC - SIEM), the management of workstations, users and profiles and the disaster recovery plan.

Policies and procedures related to ethical conduct are generally part of the process audits that are carried out annually, although specific audits are carried out at least every three years on policies related to compliance with the Code of Conduct, prevention of acts contrary to probity and the Crime Prevention Model, which together focus on preventing acts of corruption.
In 2025, part of the audit team was certified to audit compliance with ISO 27001 - 2022 version, the standard for information security management, in addition to other regular training and updating activities.

The audit teams were also challenged to design dashboards in Power BI. They analyzed the universe of data to reach more accurate and comprehensive conclusions and to design AI use cases for the audit function.

The board of directors is responsible for defining and continuously evaluating internal control systems in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms for observations and actions designed to deal with the issues identified. Furthermore, the board regularly reviews all corporate policies, approves the audit plan and receives information on its progress.



The Directors' and Audit Committee is responsible for regularly assessing the quality of internal control systems and the internal audit function as well as engaging and coordinating with external auditors. For more information on the Directors' and Audit Committee, see the section on Corporate Governance - Board Committees.

The design and control of internal bank standards is managed by the Global Compliance Division in collaboration with the Legal Divisions and in coordination with the following areas: Commercial, Operations, and Management, Financial Control and Productivity. The division supervises all areas of the bank and its subsidiaries, operates independently, and reports directly to the Compliance Committee. In addition, this division is responsible for verifying compliance with regulations on the prevention of money laundering, the financing of terrorism, and the proliferation of weapons of mass destruction. To do so, the bank has a board-approved policy, which details roles and responsibilities, committee structures, and processes to be used for supervising, making decisions, gathering customer information, monitoring transactions, and reporting to the Finance Ministry's Financial Analysis Unit, among other topics.

For its part, the Internal Audit Division performs the independent and objective function of reviewing the internal control of the bank and its subsidiaries, covering all business units. It prioritizes its audits according to process risk assessments and performs them with the frequency described in the Audit Plan. The division uses standardized internal auditing methods to carry out the following duties:

> Evaluate the effectiveness of risk management processes in the following categories: operational, financial, credit, technological, cybersecurity, compliance, and branches at both a consolidated level and at the stock brokerage and fund management subsidiaries.

> Ensure compliance with laws, regulations, corporate policies and anti-corruption policies.

> Inform the Directors' and Audit Committee of audit observations and the status of corrective actions committed to by management to ensure monitoring and timely resolution.

> Help build a workplace focused on proactive risk management and control and continuing education based on observations by the industry or from within the bank and its subsidiaries.

In addition, several external audits and independent reviews were carried out during the year in key areas of the bank. These include:

> Consolidated financial statements: They are subject to an annual external audit in accordance with current regulations and the instructions given at the shareholders' meeting.

> Cybersecurity: Specialized tests are performed annually by external consultants and are periodically renewed to ensure an independent and up-to-date assessment of the technological defenses.

> Internal control for financial purposes (SOX): The bank conducts an annual Sarbanes-Oxley Act (SOX) compliance assessment with the support of external specialists.

> PISMID (Debtor Information Policy): An annual external audit is conducted to verify the correct application of this policy.

> Credit Risk: A specialized consultant is hired on an annual basis to support the review of the provisioning models and propose methodological improvements in line with best practices.

> Crime Prevention Model: The prevention model is periodically evaluated by an independent third party that reviews its effectiveness and proposes opportunities for improvement.

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Internal Control Model

BOARD OF DIRECTORS

COMMITTEES INVOLVING DIRECTORS

DIRECTORS' AND AUDIT COMMITTEE

CHIEF EXECUTIVE OFFICER

REGULATORS AND SUPERVISORS

EXTERNAL AUDITORS

FIRST LINE
Commercial Management
Operational Management
Financial Management
Cybersecurity

SECOND LINE
Management, Financial Control
and Productivity,
Corporate Risk,
Compliance, Legal,
Technological Risk

THIRD LINE
Internal Audit





MAIN RESPONSIBILITIES OF THE 1ST LINE

- Identify and evaluate risks arising from operations.
- Control and mitigate risks arising from operations.
- Implement necessary mitigation measures.
- Provide reasonable assurance in attaining operational objectives.
- Ensure the effectiveness and efficiency of operations.
- Ensure the reliability of information.
- Ensure compliance with regulations and laws applicable to its operations.
- Safeguard assets.
- Consistently execute controls over risks.
- Design and implement detailed procedures to supervise control execution.

MAIN RESPONSIBILITIES OF THE 2ND LINE

- Design and provide a risk management framework for the organization.
- Facilitate and promote risk management throughout the organization.
- Advise and support process owner efforts to determine their operations' risk exposure level.
- Effectively report information on the organization's risk profile.
- Present the organization's risk exposure to the board and identify and manage changes in exposure levels.
- Monitor effective application of controls within 1st line of defense.
- Monitor timely implementation of risk treatment or mitigation measures or deficiencies.

MAIN RESPONSIBILITIES OF THE 3RD LINE

- Perform an independent and objective analysis of the organization's internal control and audit the operations of the 1st and 2nd lines of defense.
- Carry out periodic, objective tests on the design and effectiveness of the controls used by the organization to mitigate risk.
- Issue an independent opinion on the organization's risk management efforts.

As relevant processes are audited, testing verifies employee compliance with ethical standards, mainly on issues related to potential conflicts of interest or insider trading. There are several preventive controls that apply to audits of these processes, for example, compliance and supplier management.

Banco de Chile

Ongoing Risk Management Outreach and Training Programs

Ongoing Outreach and Training Programs

One of the bank's strategic objectives is to cultivate a risk culture that permeates all areas of the corporation. This is an essential pillar for the effective implementation of the Risk Management and Control Model. This culture is manifested in processes and methodologies, as these mechanisms are necessary to promote the responsibility and commitment of each employee with adequate risk management.

It is disseminated through continuous training of employees through various channels: training activities, courses, branch visits, codes of conduct and implementation of risk management methodologies, among others. Various divisions participate in these events, contributing their experience to promote the integral and professional growth of the teams.

The annual training process is deployed using different tools and communication methods. It covers financial, regulatory, operational, technological and cybersecurity risks, among others, with different levels of specialization for all employees. The mandatory training activities for all employees address topics related to the various risks.

The Corporate Risk Division manages risk knowledge on an ongoing basis. Through the Global Control Department, it plans operational risk culture programs designed to raise awareness and train bank employees on risk identification, assessment and management, control effectiveness, and how to identify events as part of their normal operating activities.

During the year, training sessions and working groups have been held to strengthen the understanding of the regulatory requirements contained in General Standard No. 519, particularly with regard to the disclosure of information related to climate and sustainability under IFRS standards.

Similarly, the Training and Education Area is responsible for business continuity efforts, including the development and implementation of processes and instances that use a range of learning methodologies to strengthen and empower employees in this area.

The Cybersecurity Division promotes a culture of technological risk throughout the organization where each employee understands his or her role in protecting the company's information and systems. The bank encourages interdepartmental collaboration to ensure a coordinated and effective response to any technological threat. The bank maintains this technological risk culture through an ongoing awareness program designed to educate employees about the various threats that exist in the digital environment. This program includes regular training sessions, interactive workshops, and information campaigns that are updated regularly to reflect the latest technology trends and threats. The actions considered include the creation of information sheets, infographics, and audiovisual capsules, as well as courses, lectures, evaluations, and ethical phishing exercises disseminated using various internal communication channels and the corporate training platform.



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The bank also has a threat intelligence program that contributes to situational awareness of the risks to which people and industries are exposed and provides specific and relevant information for the financial sector, supporting decision-making at the strategic, tactical, and operational levels.

This information is shared through weekly, monthly, quarterly, and annual reports, ensuring that the various teams are aware of the latest threats and best practices for mitigating them. The bank strengthens its information security and cybersecurity risk culture using all these approaches.

Banco de Chile has board committees that address the management of specific risks. For operational risk, there is the Senior Operational Risk Committee; for credit risk, the Board Credit Committee, the Portfolio Risk Committee and the Collections Committee; and for financial risk, the Finance, International and Financial Risk Committee. These committees are comprised of bank directors. As such, their members are aware of risk management at the bank and review and analyze aspects of their respective areas

of action and adopt agreements on the corresponding matters, among others, on institutional policies related to risk management. In addition, the bank's board is periodically informed about risk matters, both at board meetings and in the information that is made available to them on an ongoing basis, especially committee meeting minutes, as mentioned above. For more information, see the chapter on Corporate Governance, Board Committees.

Crime Prevention Model

Banco de Chile has a Crime Prevention Model that has been adjusted to meet new regulatory requirements brought about by the Financial Crimes Law. As such, Banco de Chile and its subsidiaries modified their Crime Prevention Model, which is dynamic and is continually adjusted to new legal requirements and to the evolution of the corporation as part of the relevant crime prevention activities. The most recent update required incorporating a large number of new crimes established under the Financial Crimes Law that could apply to the institution based on its industry and an assessment of relevant risks and controls.

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This model is a central pillar of the bank's culture of integrity and reflects the institutional commitment to responsible, transparent management aligned with the highest ethical standards.

Per Law No. 20.393 on the Criminal Liability of Legal Entities, the following elements of the model were reviewed and analyzed during this period:



- Designation of a Crime Prevention Officer and/or of the staff necessary based on the size of the organization;
- Identification of bank activities or processes that involve a higher risk of criminal conduct, taking into consideration the new catalog of crimes and verifying which may be applicable;
- Establishment of protocols and procedures to prevent and detect criminal conduct in the context of the company's activities;
- Development of a new risk matrix containing necessary and sufficient information to identify the inherent risk to which the organization is exposed due to new risks linked to the base crimes of the Financial Crimes Act; which control is designed to mitigate the risk associated with the commission of any of the crimes and a qualitative determination of the levels of risks exposed; and the effectiveness of the mitigating control;
- Periodic review of the Crime Prevention Model by independent third parties;
- Training and practical education, allowing the organization to become aware of and sensitive to the model and the new regulations;
- Strengthening of related complaint channels.

In regard to this last element, and by virtue of the updating of the bank's Prevention Model, complaint channels have been implemented so that personnel, shareholders, customers, suppliers, and/or third parties outside the bank may report

any irregularities or illegal acts in case bank employees engage conduct that may constitute any of the crimes under the Law on the Criminal Liability of Legal Entities as amended by Law No. 21.595 on Financial Crimes, and which are applicable to the bank in the context of its activities. These channels have been published on the bank's website and included in various training activities and in informational materials.

Furthermore, to prevent potential cases of corruption related to the contracting of services and products, Banco de Chile has included specific clauses in contracts with suppliers and service providers related to Law 20.393, which are introduced on a case-by-case basis with the counterpart. Those clauses have been strengthened by the changes made to that law. Likewise, the bank has intensified its review and analysis of suppliers to include a due diligence with service providers that manage the bank's matters before third parties—with or without representation—that pose a higher risk in accordance with the precepts of the Law on the Criminal Liability of Legal Entities.

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The model also comprises a wide network of internal policies and procedures—such as the Code of Conduct, the Policy for the Prevention of Money Laundering, the Policy on Prevention of Dishonest Practices and the Conflict of Interest Policy—which, as a whole, make up a solid preventive system, updated and aligned with the best practices of the financial sector.

Banco de Chile's Policy on Prevention of Dishonest Practices is approved by its board. It covers employees of the bank and its subsidiaries and those who duly represent the aforementioned entities or manage certain matters on their behalf before third parties. In regard to relationships with suppliers, in accordance with the aforementioned policy, the Administration Department must establish control mechanisms in order to verify whether a public or international official directly or indirectly owns more than 10% of or controls suppliers that have entered into a purchase agreement and/or service contract with Banco de Chile, or is the Chief Executive Officer, attorney-in-fact with broad management powers or a director of the supplier. If so, the relationship is subject to additional approvals by the Global Compliance Division.

Continuous Improvement in Bank Disclosures to the Market

Banco de Chile has policies and procedures in place that establish formal processes for preparing, reviewing and approving corporate documents disclosed to the market. To this end, it has specialized teams from different divisions, as well as additional external expert advice in certain cases.

Certain documents are reviewed by the Disclosure Committee, which is comprised of senior executives. The entity's main purpose is to ensure best practices in the delivery of financial information and its correct interpretation. Likewise, the Directors' and Audit Committee participates in the approval and supervision of the annual and quarterly financial statements and the 20-F Report.

In addition, the bank has a board-approved Financial Information Disclosure Policy. It lays out guidelines and verification mechanisms to guarantee complete and consistent information, reducing the risk of inaccurate disclosures. The bank also has an Accounting Close Policy that establishes internal controls for the monthly closing and timely delivery of financial information to the CMF. In addition, it has a Market Information Manual, which regulates the information provided to investors and the systems that ensure its timely communication. This material is available on its website. These policies and manual are reviewed by the institution at least once a year.

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Strategy and Business Model

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COMPETITIVE ENVIRONMENT AND BUSINESS TRENDS

Competitive Environment

The Chilean financial system is composed of several industries, among them the banking, pension fund, insurance and mutual fund sectors. The banking industry is the largest, with assets representing more than 75% of GDP. At the close of 2025, it was comprised of 17 banks, 16 private entities plus the state-owned bank Banco Estado.

The Chilean banking industry is characterized by intense and growing competition in all of the market segments in which Banco de Chile operates. As a universal commercial bank offering an array of services to all types of businesses and individuals, we face a wide variety of competitors ranging from large private sector commercial banks to more specialized entities such as niche banks. In addition these competitors, there are non-bank leasing companies, crowdfunding, factoring, automotive finance companies, fund managers, and insurance companies. This progressive increase in the levels of competition has coincided with the consolidation of the industry, mainly through mergers and acquisitions that have given rise to larger scale banking entities that participate in all our markets and segments.

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In this context, in recent years other non-traditional providers of financial services have emerged, such as e-commerce, local and foreign fintechs, telecommunications companies, as well as internet and cell phone providers, and more recently some marketplaces that can generate and provide offers in the form of temporary financing directly to their customers or suppliers, bypassing traditional banks, for whom this poses a challenge. In the retail segment, Banco de Chile competes with Chilean private-sector banks and with Banco Estado. Among private sector banks, the strongest competitors in this market are Banco Santander Chile, Scotiabank Chile and BCI, which have developed diversified business strategies focused on small and medium-sized companies and the low- to middle-income segment of the Chilean population. In the wholesale market, our strongest competitors are Banco Santander Chile, BCI, Itaú, and Scotiabank Chile.

In addition, our most important competitors in the high-income segment are Banco Santander Chile and Banco Bice. Like Banco de Chile, these banks use specialized business models that provide wealth management and traditional banking services.

Additionally, the subsidiaries compete with companies that offer non-bank financial services for higher-income individuals and for the large companies and corporate segment, such as LarrainVial, BTG Pactual, Moneda Asset, and CrediCorp Capital, whose main businesses are securities brokerage, financial advisory and wealth management services. Other commercial entities also compete in these specialized financial services markets, but are less focused on these businesses. The subsidiary Banchile Pagos is engaged in the acquiring area, where its main competitors are Transbank, Getnet and Mercado Pago.





Business Trends

Banco de Chile's strategy is continuously adapted to the evolution of its business environment. The main elements and trends that currently characterize this environment are:

Global context:

> Normalization of inflation and interest rates.
> Climate change.
> Wars and geopolitical reordering.
> Disruption in international relations and growing tensions in the world order.

Domestic economy

> Economic downturn and low investment levels.
> Deterioration of public safety.
> New political cycle and expectations of economic momentum.
> Fragmentation of the political system.
> Strengthening of consumer rights (data protection).

Chilean banking industry

> Emergence of new technological capabilities (AI, Cloud, Cyber).
> Regulatory pressure and progressive capital requirements.
> Heightened competition and expansion of the competitive perimeter (Open Banking, Fintech).
> Sustainability and climate change.
> Updating of the business model, talent management and IT strategies to adapt to the new environment.
> More demanding consumers with lower levels of loyalty and greater preference for a simple, personalized, integrated and frictionless experience.
> Optimization of in-person service network and positioning of digital channels as the main means of interaction with customers.
> Pressure on cybersecurity and data protection risks linked to increased digitalization.
> Optimization of the expense base to mitigate increased competition and regulatory changes.

REGULATION AND SUPERVISION

Chilean banks are mainly regulated by the General Banking Law and, secondarily and to the extent that they are not inconsistent with that law, by the provisions of the Corporations Law governing publicly traded companies except for certain provisions that are expressly excluded. The main regulatory authorities for financial institutions in Chile are the Financial Market Commission (CMF) and the Chilean Central Bank.

Financial Market Commission (CMF)

The CMF is responsible for regulating, supervising, and sanctioning the operation, stability, and development of the Chilean financial market, facilitating the participation of market agents and maintaining public confidence. In order to achieve this goal, the CMF must have a global and systemic vision that will safeguard the interests of investors and insured agents.

In regard to the specific powers of the CMF over banking regulations, the entity authorizes the creation of new banks and has broad powers to interpret and enforce the legal and regulatory provisions applicable to banks and financial institutions. The CMF is also authorized to impose sanctions in cases of non-compliance with legal and regulatory provisions. In exceptional cases, it may appoint an interim administrator for banks with the prior approval of the Central Bank Council. It is also responsible for approving amendments to banks' bylaws.

The financial statements of each bank as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. In addition, the CMF requires banks to include in the financial statements as of June 30 of each year, a review report of the interim financial information in accordance with generally accepted auditing standards in Chile.

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In addition, banks are required to periodically provide the CMF exhaustive information on their operations through specialized reports related to risk matters, products, debtors, transactions, and distribution channels, among others.

Chilean Central Bank

The Chilean Central Bank is an autonomous agency with constitutional rank. It is subject to its Constitutional Organic Law and the current Chilean Constitution. The entity is directed and managed by a board composed of five members appointed by the President of the Republic of Chile and confirmed by the Senate.

The legal purpose of the Chilean Central Bank is to ensure currency stability (i.e. keeping inflation low and stable over time). It must also promote the stability and efficacy of the financial system, working to ensure normal functioning of internal and external payments. In addition, it regulates the amount of money and credit in circulation, executes international exchange operations, and issues monetary, credit, financial, and international exchange regulations.

Securities and Exchange Commission (SEC)

Given that a certain number of Banco de Chile's shares have been publicly offered on the New York Stock Exchange through American Depositary Receipts (ADRs) since January 1, 2002, the bank is subject to certain regulation and supervision by the U.S. Securities and Exchange Commission (SEC) applicable to foreign issuers.

Among other obligations, we are required to file a 20F report with the SEC, including audited financial statements as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board.

According to the most recent information available, the Chilean economy grew by 2.3% in 2025, marginally below the 2.6% growth recorded in 2024. During the reporting period, there was noteworthy growth in internal demand due to the significant recovery in investment leveraged by the increase in the machinery and equipment category and more dynamic consumption, particularly in regard to services and, to a lesser extent, trade. On the other hand, the external sector had a negative contribution. This was mainly attributable to increased dynamism of imports.

Regarding inflation, the Consumer Price Index (CPI) posted an annual increase of 3.5% in 2025, down from 4.5% in 2024. This variable gradually declined during 2025, partly due to the appreciation of the Chilean peso and a lower impact from energy prices.

As a result, the Central Bank continued to reduce the policy rate toward a more neutral level from 5.0% in December 2024 to 4.5% at the end of 2025.

The unemployment rate reached 8.0% as of December 2025, decreasing 10 basis points from the 8.1% reported at year-end 2024. That variation is due to the 1.8% annual increase in the labor force, which was influenced by the 1.8% expansion of the employed population. The number of unemployed persons increased by 1.4% during the same period.

We anticipate economic growth to reach 2.4% in 2026. Although this expansion is broadly in line with what has been observed over the last two years, it is important to note a change in the composition of these results. In particular, exports are likely to slow. This is mainly due to slower global economic momentum and the delayed effects of trade policies implemented in 2025. The weaker external contribution is expected to be offset by stronger domestic demand, especially in the investment category.

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This has already been anticipated by some indicators. We expect consumption to follow a trend similar to that observed in 2025, with room for better performance if the labor market shows signs of recovery.

Regarding prices, we expect inflation to reach 3.0% by the end of 2026. In the base scenario, year-end inflation should reach the Central Bank's target due to lower volatility in energy prices—unlike in 2024/2025—and we should see a slight appreciation of the Chilean peso against the US dollar. As a result, the Central Bank is expected to continue to gradually reduce the monetary policy rate to 4.25% by December 2026.

However, there are some sources of uncertainty to consider. We must monitor the evolution of trade tensions in the global economy. On the domestic front, the incoming administration faces the challenge of delivering on agreements that were made to boost growth and dispel uncertainty, influencing the dynamism of the investment sphere.

During fiscal year 2025, the industry's total loan portfolio excluding foreign subsidiaries grew 2.6% in nominal terms. This is equivalent to a contraction of 0.8% in real terms. This annual decline is due to the 3.3% real decrease in commercial loans, which is related to continued weak demand from companies despite the rebound in private investment and a lower exchange rate. As a result, despite lower interest rates, companies have remained cautious, prioritizing liquidity and delaying capital spending in a context of political uncertainty and subdued growth expectations. All of this is reflected in tempered activity in key sectors such as construction and manufacturing. Meanwhile, the consumer loan portfolio grew by 3.2% year-on-year in real terms, recovering throughout the year in line with the positive performance of the main household consumption indicators. For their part, mortgage loans posted an annual increase of 1.5% in real terms and remained in positive territory throughout the year. This expansion is due to the gradual decrease in mortgage interest rates, together with the recent launch of a state-guaranteed credit program.

In regard to funding sources, demand deposits reported nominal growth of 2.2% not counting foreign subsidiaries. This is equivalent to a 1.2% decrease in real terms. Time deposits, on the other hand, fell by 1.6% in real annual terms. This is thought to be related to the loss of attractiveness for customers in a context of a declining MPR. Long-term debt, including regulatory capital, contracted by 4.4% in real annual terms.

In terms of results, the industry recorded net income of Ch$5,404 billion for the year 2025. That is equivalent to a nominal annual increase of 7.1%. These figures use a pro forma basis to reflect the effect of the merger between BICE and Security given that Banco Security's accumulated net income for the year was recognized in BICE's equity. The increase was due to higher operating income, associated with commissions and treasury activities, and lower income tax. This was partially offset by an increase in operating costs and higher credit loss expense.

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STRATEGY AT BANCO DE CHILE

We have a three-dimensional strategy: Customer-Centricity; Efficiency and Productivity; and Business Sustainability and Commitment to Chile. With these strategic priorities, Banco de Chile builds its purpose of contributing to the development of the country, people, and companies every day.

Resources

FINANCIAL

- Sustained leadership in profits and returns
- Robust capital base and demand deposits
- Solid risk rating

HUMAN AND CULTURAL

- Ability to attract and develop talent
- Collaborative work culture
- Leader in risk management

ORGANIZATIONAL

- Brand value
- Sound corporate governance
- Digital banking leader
- Global presence through strategic partnership with Citigroup

SOCIAL

- Outstanding corporate reputation
- Solid supplier relationships
- Broad customer base
- Longstanding relationships with investors
- Recognized promoter of inclusion and entrepreneurship

Strategy

Governance and strategic management

Risk and opportunity management

Commitment to Chile

SUSTAINED AND PROFITABLE GROWTH

OUR STRATEGIC OBJECTIVES

Growth
We build leadership with purpose

Customer experience
To be the best bank for our customers

Efficiency
Fast, timely, secure and agile

SUPPLIERS | LEGAL AND REGULATORY COMPLIANCE | COMMITMENT TO CHILE | MATERIAL OR ESSENTIAL EVENTS | ADDITIONAL INFORMATION | FINANCIAL REPORTING
2025


Manage sustainability
Develop culture, capacities and talent
Enhance the customer experience
Scale digital solutions and technology adoption
Consolidate efficiency and productivity
Boost commercial activity
With efficiency and productivity
With customer-centric decision making
Committed to sustainability and Chile
WITH COLLABORATION
Integrity
Commitment
Respect
Loyalty
Sound judgment
Responsibility
Fairness
Contribute to the development of Chile, its people and companies
PURPOSE
CORPORATE VALUES
STRATEGIC PRIORITIES
STRATEGIC PLAN

Value created

CUSTOMERS

- **2.9 million** active customers
- **Leader in customer satisfaction** among peer banks
- **1.6 million** checking accounts
- **2.4 million** FAN accounts
- **1.2 million** debtors

SHAREHOLDERS

- **BCh$995** in dividends distributed in 2025
- **ROAC 21.9%**
- Free float **45.8%**
- **Listed on the NYSE and local stock exchanges**

EMPLOYEES

- **Cultural and strategic identity**
- **1st in attracting and recruiting** talent in the financial industry
- Focus on **training and relationship building**
- **Safe and protected** work environment

COMMUNITY

- **MCh$7,110** in social investment
- **Education for Chile** program
- Support for **entrepreneurs**
- Active promoter of **inclusion**
- Emergency response and **volunteering**

SUPPLIERS

- **Commitment** to local companies
- Supplier Management and **Selection** Policy
- Long-term **sustainable relationships**

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Stakeholders

Banco de Chile's stakeholders include our customers, shareholders, employees, community, and suppliers: They are all part of Banco de Chile's value chain, and properly managing them contributes to the long-term sustainability of the business in accordance with the corporation's purpose.



CUSTOMERS

Our customers are the bank's reason for being and are at the center of all of our decisions. They reward our shareholders, suppliers and employees for their contributions to the value chain by choosing to work with us and remaining loyal to our company. Getting to know them well allows us to anticipate and meet their needs at every stage of their lives, whether our customers are individuals or businesses. We develop initiatives designed to improve their experience, expanding our digital offerings, creating multiple service channels and implementing personalized solutions based on our strategic focus of putting the customer at the center of our decisions.

SHAREHOLDERS

Shareholders share the bank's purpose, trusting in its project and contributing financial resources to the operation. Through robust corporate governance that adheres to values, policies, principles and standards, the corporation ensures the creation of sustainable, long-term shareholder value.

EMPLOYEES



Employees are the corporation's distinctive asset. Their commitment, dedication, and excellence allow it to honor its purpose every day. Banco de Chile's employees are an essential component in the value chain. They are responsible for executing the activities that turn inputs into products and services that create value for customers and shareholders. Banco de Chile promotes a work environment in which equal opportunities are an essential part of all teams. It has transparent recruitment, selection and internal mobility policies and processes, ensuring open access to job opportunities. It also maintains an active commitment to fostering an inclusive, diverse and safe work environment, thus attracting the best talent and promoting the wellbeing and professional growth of its workforce.

COMMUNITY



We believe that our success is connected to the sustainable development of Chile and the community in general. The connection that we create between the bank and the community contributes to trust and social support, elements that have a direct impact on customer preference, talent attraction and corporate reputation. As part of its Commitment to Chile and the community, Banco de Chile promotes a series of initiatives focused mainly on four areas: education; emergency response; inclusion, non-discrimination, and respect for diversity; and environmental stewardship.

SUPPLIERS



Our suppliers enable us to operate and are part of the bank's value chain. They ensure the availability of inputs, services and technologies that enable Banco de Chile to execute its strategy and value creation processes. Banco de Chile and its subsidiaries strive to ensure that the goods and services that our customers want are sourced in an open, transparent, timely and competitive manner. Sustainability criteria are incorporated as part of the requirements for doing long-term business with suppliers, always seeking mutual benefit.

The bank sets different targets and uses specific communication mechanisms for each stakeholder. Each of these is managed by the appropriate area in order to address the interests and expectations of various groups in a timely and adequate manner, strengthening a relationship based on sustained creation of mutual and sustainable value in the long term. The information and feedback obtained through these mechanisms is an important input for the bank's work, continuous improvement of processes and decision-making.

Banco de Chile's Corporate Communications and Public Affairs area receives and manages requests from national, regional and international media; requests related to the economic-financial, legal and business situation of the entity and subsidiaries in the different segments in which it operates; or requests about the macroeconomic situation in Chile. Media requests may be sent to prensa@bancochile.cl.

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Stakeholder	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
CUSTOMERS	➤ Offer excellent, integrated services with personalized, agile, and proactive customer service in order to build long-term, trust-based relationships. ➤ Use service channels that are available at all times to keep customers informed in a timely, appropriate manner. ➤ Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	www.bancochile.cl Branches Telephone banking service 600 637 37 37 Mobile applications Newsletter: Sustainability mass mailing Social Media https://cl.linkedin.com/company/banco-de-chile Twitter and Instagram: @bancodechile | @bancoedwards @ayudaBancoChile Facebook: bancodechile | bancoedwards Tik Tok: @fanaticosdelchile	Ongoing Monthly Ongoing
SHAREHOLDERS	➤ Be the best long-term investment option by maintaining a leading position and sustainable returns. ➤ Properly manage all business risks and opportunities, generating sustained, long-term value that is strictly aligned with the corporation's values.	Annual general shareholders' meeting Annual Report and 20-F Report Financial reporting Investor Relations: ir@bancochile.cl Webcasts Website	Annual Annual Monthly Ongoing Quarterly Ongoing
EMPLOYEES	➤ Offer merit-based development opportunities while providing competitive compensation and economic benefits. ➤ Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	Intranet Emails *Soy Del Chile* app on Microsoft Teams Competency Assessment Counseling Program (*Programa Orienta*) My Health Program (*Programa Mi Salud*) Quality of Life Program Active Chile Program Point Bank Team meetings More Connected platform Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
COMMUNITY	➤ Promote financial education and wellbeing. ➤ Strengthen and promote inclusion and respect for diversity for a more equitable society with greater opportunities. ➤ Support SMEs and entrepreneurs' efforts to develop their businesses. ➤ Manage the business in an environmentally respectful manner.	Contact: sostenibilidad@bancochile.cl www.bancochile.cl prensa@bancochile.cl www.bancochile.cl/saladeprensa Social Media https://cl.linkedin.com/company/banco-de-chile Twitter and Instagram: @bancodechile | @bancoedwards @ayudaBancoChile Facebook: bancodechile | bancoedwards Tik Tok: @fanaticosdelchile	Ongoing
SUPPLIERS	➤ Build long-term collaborative supplier relationships based on transparency, competition, efficiency and respect. ➤ Streamline and increase the effectiveness of processes for supplying goods and services. ➤ Ensure that services are hired and goods are acquired under market conditions.	Contact: proveedores@bancochile.cl denunciasley20393@bancochile.cl ARIBA Platform	Ongoing

2025

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Strategic Priorities

Customer-Centricity

Our customers are our primary motivation and purpose. Our commitment to them guides all of our work, and they constitute the central axis around which strategic decisions are designed in each aspect of the business. This approach involves offering innovative, simple and secure products and services and ensuring that we deliver personalized experiences that meet the needs and aspirations of each segment. To this end, the bank offers agile, proactive and close attention supported by technology and efficient processes, building relationships based on trust, transparency and long-term value. This customer focus strengthens customer loyalty and drives differentiation in a highly competitive environment.

Efficiency and Productivity

We believe that efficiency and productivity are prerequisites for building an agile and modern bank and for achieving medium-term development of our leadership. In an environment characterized by rapid digital transformation and increasing competitive pressure, optimizing processes is not only an operational necessity, but also a strategic advantage that allows us to respond quickly to our customers' expectations. To achieve this, the bank promotes the development of innovative, effective and automated processes that integrate high digital security and technology standards.

Business Sustainability and Commitment to Chile

Banco de Chile defines sustainability as the appropriate management of risks and opportunities offered by the economic, social and environmental ecosystem, with the purpose of creating long-term value for shareholders. This approach is part of the bank's sustainability strategy and policy, which promotes community engagement; ethical, transparent and inclusive conduct; sustainable finances; transparency and disclosure of information to the community; and adaptation of the products and services offered to social and environmental challenges.

We promote community engagement and our commitment to Chile in various activities aimed at improving the quality of life of people without compromising the welfare of future generations, promoting economic growth with environmental balance and equal opportunities.

Strategic Plan

The organization's strategic axes cover a wide range of initiatives and projects to achieve medium- and long-term objectives in the following six areas:

Manage sustainability Sustainability is involved in every aspect of the Strategic Plan, from risk and opportunity management to implications for governance and strategic management. As a distinctive component of Banco de Chile, it is connected to community engagement activities and initiatives, mainly in the areas of inclusion, education and entrepreneurship, environmental stewardship and emergency response.

Develop culture, capacities and talent: Our Strategic Plan also addresses the evolution and coordination of cultural and behavioral changes with the objective of creating an adaptive and resilient organization that can address new realities and ways of relating to our employees. It promotes the construction of a distinctive culture based on collective practices and individual behaviors that are aligned with the company's values, attributes of coexistence and intangible aspects.

Enhance the customer experience: This component of the Strategic Plan addresses the initiatives and objectives of the bank's strategic focus, "Customer-Centricity." The bank endeavors to make its operations simpler, more agile and customer-centric, promoting smart and customized solutions that meet the expectations of each customer, always safeguarding the security and confidentiality of their information. This commitment enhances operational excellence, and sustains the outstanding levels of service quality that distinguish our bank in a dynamic, competitive environment characterized by greater demands and willingness to change.



Banco de Chile



Scale digital solutions and technology adoption: This element drives and promotes continuous and company-wide technological adoption that redefines both internal operations and the customer experience. From an operations perspective, it fosters a culture that is open to innovation and experimentation in which technology becomes a catalyst for efficiency, agility and productivity. For customers, it leverages advanced analytics and robust data governance processes to anticipate needs, customize solutions and strengthen strategic decision-making. AI will play a decisive role in this transformative process, opening up a wide range of opportunities to create value and accelerate the bank's digital evolution.

Boost efficiency and productivity: The focus of this area is the creation of a culture of efficiency built through a long-standing program that has shaped the way the bank operates, makes decisions and projects its future leadership. Its purpose is to integrate this discipline into recurring and company-wide processes, touching every dimension of the business to turn efficiency into a sustainable competitive advantage. Its scope transcends the rationalization of the expense base to drive our ability to capture value through continuous revenue optimization, generating a more robust, agile and results-oriented operating model.

Strengthen commercial activity: This dimension drives a profound transformation of the customer service, sales and after-sales models in the retail and business segments, redesigning the way the bank relates to, supports and creates value for its customers. It seeks to identify innovation in commercial dynamics to open new spaces for growth and leadership. According to this vision, strategic alliances and open banking are potential levers for expansion, enabling opportunities to diversify offerings, connect with new ecosystems and accelerate business growth.

Materiality of Risks and Opportunities

Context

The International Sustainability Standards Board (ISSB), part of the International Financial Reporting Standards (IFRS), has issued the International Sustainability Disclosure Standards in order to establish a global standard for the disclosure of useful information for investors and other capital providers about their sustainability-related risks and opportunities.

In Chile, the CMF has made these standards mandatory for reporting year 2026, which is reported in 2027, as established in General Standard No. 519, which amends NCG No. 461 and NCG No. 30.

Banco de Chile developed a financial materiality analysis in accordance with IFRS S1 and S2 standards during 2025 as part of its preparation for these standards to take effect. The analysis and its methodology were inspired by the provisions of IFRS S1 and the educational material issued by the ISSB entitled Sustainability-related risks and opportunities and the disclosure of material information. This standard was designed to identify sustainability-related risks and opportunities that could reasonably be expected to affect the bank's cash flows, access to funding or cost of capital in the short, medium or long term.



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Financial Materiality Analysis

For the purposes of this analysis, Banco de Chile considered as sustainability risks and opportunities those related to its stakeholders, society, the economy and the natural environment throughout its value chain, as well as the Sustainability Accounting Standards Board (SASB) topics that the bank considered applicable.

The financial materiality process was designed and executed based on the bank's business model and the main components of its value chain. To this end, we conducted a review of relevant internal and external information and relationships, dependencies and impacts. The process included strategic definitions, corporate policies, risk management frameworks, current regulations and applicable international standards. The bank also carried out a comparative analysis of the national and international financial industry and the main trends in banking.

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In addition, numerous interviews were conducted with key executives from different areas of the bank in order to understand the strategic vision, the main challenges of the business and how sustainability risks and opportunities are manifested throughout the business model and the value chain.

Based on this exercise, a preliminary list of risks and opportunities related to sustainability was drafted and evaluated in a workshop with a group of bank executives using a methodology based on the institution's Comprehensive Risk Measurement (CRM), ensuring consistency with the bank's risk management processes, but adapted to ensure consistency with the requirements of the IFRS S1 standard. This evaluation covered, among other aspects, the magnitude of the effect and the likelihood of occurrence of each risk and opportunity.

The results were considered by the members of the Sustainability Committee. In accordance with the bank's governance, this body addresses the risks and opportunities that will be considered financially material. The following material risks and opportunities related to sustainability were identified through this process:

Material Risks

› Risk associated with cyber-attacks (on the bank or its suppliers) that result in the loss of operational continuity, causing a negative reputational impact with customers and stakeholders and a decrease in the use of services and products by customers.

› Risk associated with the violation of personal data protection resulting from the improper use of customer data and/or cyber attacks (on the bank or its suppliers), causing legal breaches and a negative reputational impact on customers and stakeholders and a decrease in the use of services and products by customers.

Material Opportunities

› Developing financial inclusion initiatives for small and medium-sized enterprises by leveraging technology.

During 2026, the bank will continue to implement ISSB requirements in preparation for its first IFRS S1-compliant Integrated Report, in line with the regulatory requirements of the CMF.



SUPPLIERS   LEGAL AND REGULATORY   COMMITMENT   MATERIAL OR   ADDITIONAL   FINANCIAL
                   COMPLIANCE   TO CHILE   ESSENTIAL EVENTS   INFORMATION   REPORTING

2025

Strategic Objectives

Banco de Chile establishes medium-term objectives for each of these strategic priorities. These objectives are reviewed annually as part of its strategic planning process. It is worth mentioning that the bank bases its budgeting decisions on a period of one year (short term). It uses a three-year period (medium term) for strategic objectives and financial and capital projections. Timeframes that exceed three years (long term) are used for the bank's qualitative and structural decisions.



Strategic objectives

Strategic pillars	Indicator		2025	Medium-term objective	Compliance
Customer at the Center of our Decisions	Net Promoter Score		77.2%	≥ 73 %	✓
	Market share[1]	Commercial loans	Top 2	Top 1	–
		Consumer loans	Top 2	Top 1	–
		Demand deposits	Top 1	Top 1	✓
Efficiency and productivity	Efficiency ratio		37.4%	≤ 40%	✓
Commitment to Sustainability and the Country	Return on average capital and reserves[1]		Top 2	Top 1	–
	Corporate reputation[2]		Top 4	Top 3	–

1   Among our main competitors. Demand deposits in local currency. Market share excludes foreign subsidiaries.
2   Based on the 2025 Merco Ranking.

Sustainability as a Strategic Priority for Banco de Chile

At Banco de Chile, we define sustainability as the adequate management of risks and opportunities arising from our economic, social and environmental surroundings. Our goal in this area is to create long-term value for our shareholders and stakeholders with unrestricted adherence to our corporate values and our purpose of contributing to the development of the country, people and companies.

In this context, the institution focuses on promoting economic development, fostering sustainability, stimulating innovation and promoting strategic partnerships. We also prioritize efforts to strengthen the bank's relationship with the communities in which it operates.

Banco de Chile also has a Sustainability Policy that is managed by the Corporate Affairs and Sustainable Development Department, which is part of the People and Organization Division. This policy is implemented throughout the entire organization through the Sustainability Committee, which meets quarterly. The CEO chairs the committee, which is also comprised of representatives of various areas of the bank.

The purpose of the body is to analyze and propose sustainability challenges and requirements in business strategies. Its actions focus on environmental, social and corporate governance areas and are designed to create value and help build a society that combines social progress and sustainable economic development



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in line with the United Nations (UN) Sustainable Development Goals (SDGs).

Banco de Chile also has an Environmental Sustainability Policy; an Inclusion, Non-Discrimination and Respect for Diversity Policy; a Social and Charitable Donations Policy, a Community Outreach Policy and its General Corporate Governance Principles.

In the current context, the UN SDGs provide a framework that guides organizations' efforts to adopt responsible and sustainable practices. These goals, which address global challenges such as

poverty eradication, climate change and gender equality, offer a clear roadmap so that companies can integrate sustainability into their strategies and operations.

Implementing sustainable practices not only enhances corporate reputation, but also increases operational efficiency, reduces costs, and opens up new market opportunities.

Sustainability is also key for customers and investors, as they increasingly value transparency and sustainable management in financial institutions.


Sustainable Development Goal	Goal	Banco de Chile Sustainability Strategy Action
1. NO POVERTY	Reduce poverty levels, promoting tools to foster social mobility.	The Education for Chile Program provides tools for promoting education, improving job opportunities and encouraging community participation. In addition, competitive grants are available for employees to develop projects that improve the quality of life of communities, promoting education, inclusion, and environmental care.
3. GOOD HEALTH AND WELL-BEING	Ensure healthy lives and promote wellbeing for all ages.	Banco de Chile's Quality of Life and Personnel Support area has a program for female employees that covers any costs of women's physical examinations that are not covered by their insurance policy regardless of where the examination is performed. The bank also carries out an annual campaign to promote self-care and early detection of breast cancer.
4. QUALITY EDUCATION	Ensure inclusive and equitable high quality education and promote lifelong learning opportunities for all.	The Education for Chile Program supports education through various initiatives aimed at students, women, people with disabilities, senior citizens, entrepreneurs, and migrants. The initiative also benefits Banco de Chile employees, among other stakeholders. The program's strategic priorities include providing tools to enhance and strengthen education and creating more and better job opportunities.
5. GENDER EQUITY	Achieve gender equality and empower all women and girls.	The Women who Inspire Program makes visible and empowers the role of female micro entrepreneurs and leaders of social organizations through a wide range of initiatives that include training, mentoring, and support from employee volunteers in addition to an economic contribution.
6. CLEAN WATER AND SANITATION	Promote the protection and restoration of water-related ecosystems, including forests, mountains, wetlands forests, mountains, wetlands, rivers, aquifers, and lakes.	As part of the Blue Commitment for Chile Program, the Blue Crew, which is comprised of Banco de Chile's employee volunteers, cleans beaches, rivers, and wetlands throughout the country together with the organization Parley for the Oceans.



Sustainable Development Goal	Goal	Banco de Chile Sustainability Strategy Action
7. AFFORDABLE AND CLEAN ENERGY	Ensure access to clean, safe, renewable, sustainable, and modern energy.	The bank has used renewable energies since 2022. The corporation has signed Power Purchase Agreements (PPA) that guarantee the purchase of clean energy backed by Renewable Energy Certificates (I-RECs). Banco de Chile offers products and services through its Blue Commitment for Chile program, a set of initiatives that implement effective measures for reducing the company's carbon footprint, increasing the development of sustainable finance and making a positive contribution to individuals, communities and the environment.
8. DECENT WORK AND ECONOMIC GROWTH	Promote sustained, inclusive, and sustainable economic growth, full and productive employment and decent work for all.	Through the Education for Chile Program, the bank grants scholarships for people to build their skills and improve their employability. This is funded through training tax credits and implemented in partnership with expert institutions. In addition, it promotes the inclusion of people with disabilities through inclusive internship programs and ongoing support for the Teletón Foundation.
9. INDUSTRY, INNOVATION AND INFRASTRUCTURE	Promote access to financial services for small businesses and foster inclusive and sustainable industrialization.	Through the Count on Banco de Chile initiative, financial education talks were given to more than 2,000 entrepreneurs and SMEs in 2025 to promote the appropriate use of financial products, savings, and responsible indebtedness. In addition, we establish partnerships and offer sustainable products through the Blue Commitment for Chile Program.
10. REDUCED INEQUALITIES	Reduce inequality within and among countries.	The bank's efforts in this area include initiatives like Labor Inclusion of People with Disabilities, Education for Chile, and Women Who Inspire and strategic alliances with the Teletón Foundation and Desafío Levantemos Chile Foundation, CDI Chile, Skillnest and Generation Chile, among other organizations.
11. SUSTAINABLE CITIES AND COMMUNITIES	Make cities and human settlements inclusive, safe, resilient and sustainable.	Through the "Meaningful Christmas" competitive grants, sustainable projects are promoted to benefit communities throughout the country, impacting people with disabilities, the elderly, and at-risk children and adolescents. Additionally, the bank provides emergency assistance to communities facing natural disasters through volunteers and a partnership with Desafío Levantemos Chile. The Routes for Chile program promotes tourism and local development.
12. RESPONSIBLE CONSUMPTION AND PRODUCTION	Promote sustainable and efficient resource management.	Banco de Chile has a national corporate recycling program. It was developed in partnership with Kyklos, and it is designed to decrease the amount of waste that is sent to landfills. For the second consecutive year, Banco de Chile created projects to recycle out-of-use debit and credit cards, turning them into furniture to be delivered to different organizations.
13. CLIMATE ACTION	Take urgent action to combat climate change and its impacts.	Through the Blue Commitment for Chile Program, the entity develops corporate volunteer initiatives designed to contribute to and raise awareness of environmental stewardship. Also, as part of the initiatives to make Banco de Chile's recreational facility more sustainable, several actions were designed and executed, such as a high-density forest plantation based on the Miyawaki model to create an effective natural acoustic and visual barrier. It also preserves the local ecosystem and strengthens the contribution to environmental stewardship by integrating ecological solutions.
17. PARTNERSHIPS FOR THE GOALS	Strengthen implementation methods and revitalize the global partnership for sustainable development.	Through its partnerships with different social organizations and public and private agencies, Banco de Chile strengthens the impact of community engagement programs in order to reach more people with the appropriate actions, efficiently using available resources.

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Business Units

Banco de Chile offers a wide range of specialized lending and financial products and services to all segments of the Chilean financial market.

Its business and value propositions are divided into four business units, given its diversity of customers, ranging from individuals to private banking customers and from micro-entrepreneurs to large corporations. They are: Retail Banking, Wholesale Banking, Treasury and Subsidiaries.

Banco de Chile serves its customers through various sales channels, face-to-face (branches), via telephone banking and using digital tools (web and mobile applications). The main brands under which it markets its products are Banco de Chile and Banco Edwards, and they have no relevant patents to disclose. All subsidiaries use the Banchile brand.

The entity has an agreement in place that authorizes Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. to use the Banchile trademark in the names of insurance products for distribution in the bank's channels. This agreement is effective for 15 years beginning June 4, 2019. In addition, there is a license agreement for the free and non-exclusive use of certain trademarks of Citigroup Inc. in the territory of Chile. The term of that agreement is subject to the term of the Cooperation Agreement between Banco de Chile and Citigroup Inc., which was originally signed in October 2015 and took effect in January 2016, renewable successively for two years subject to the agreement of the parties. Its last renewal was approved in August 2025 for a two-year term beginning January 1, 2026 and ending January 1, 2028. In the event that the parties do not agree on a new extension at the end of this last period, the contract will be automatically renewed for an additional year.

There were no transactions with a customer or counterparty that exceeded 10% of the Bank's total revenue for the years ended December 31, 2025 and 2024. Also, no customers represent 10% or more of any segment's total revenues.

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RETAIL BANKING	WHOLESALE BANKING	TREASURY	SUBSIDIARIES	
INDIVIDUALS AND SMEs	LARGE COMPANIES	TREASURY	Banchile	Mutual Fund Management
Individuals and micro-entrepreneurs	Chilean companies with annual sales between UF70,000 and UF3,000,000	Institutional customers		Stock brokerage
Small and medium-sized companies with annual sales up to UF70,000	CORPORATE	Corporate customers and large companies		Insurance brokerage
	Chilean companies with annual sales over UF3,000,000	Private and preferred banking customers		Financial advisory services
	SPECIAL BUSINESS			Acquiring and processing services
	Real estate and construction			
	Family offices			

Retail Banking

This business unit offers financial solutions to students, workers, the self-employed and retirees, middle-income and high net worth individuals, as well as micro, small and medium-sized companies with annual sales of up to UF70,000.

The value offering is characterized by its differentiation, recognizing customer preferences for interacting with the bank, whether in person or remotely, and according to their needs for products and services, from the simplest to the most sophisticated.

This area's financial products and services include checking accounts, demand deposit accounts, debit cards, credit cards, lines of credit, home mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, financial leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage, payment solutions for merchants, time deposits, savings instruments, and foreign currency services, among others, through the network of branches operating under the "Banco de Chile" and "Banco Edwards" brands.



Wholesale Banking

Wholesale Banking offers products and services to companies with annual sales exceeding UF70,000. These include a large portion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), projects and concessions, as well as family offices, large companies and companies involved in the real estate and construction sectors.

This business unit offers a wide range of products including short- and long-term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency services, factoring services, leasing, and long-term syndicated loans, as well as investment banking services offered by the subsidiary Banchile Asesoría Financiera S.A., such as advisory services for mergers and acquisitions, and assistance in debt restructuring. It also offers cash management services, including payment services, collection services and connections to international fund transfer networks, checking account and deposit products, fund administration, treasury and investment management, derivative contracts, insurance brokerage, and in-person and e-commerce payment solutions, among other services tailored to each customer's needs.

Banco de Chile's Wholesale Banking Area is structured into three business units by customer segment: Large Businesses, Corporate, and the Special Business Unit.

Large Companies

This segment is comprised of products and services aimed at domestic companies with annual sales between UF70,000 and UF3,000,000. These entities are divided into three sub-segments based on the level of customer sales. The bank has teams of executives who specialize in different areas and products that guarantee proactive and comprehensive customer service. It

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offers traditional lending products and specific products , such as leasing, factoring, foreign trade, and cash management services like checking account management, payments and collections. Its value proposition is complemented by treasury and investment products and financial advisory services.

Corporate Segment

This unit offers products and services to domestic companies with annual billing of over UF3,000,000 with a specialized service model segmented by sector. This unit also serves multinational companies. The main subsegments are: Financial Institutions, Large Retailers, Natural Resources, Infrastructure and Public Sector, Concessions and Multinationals. The products and services offered by the Corporate Banking Segment include checking accounts, lending products, transactional banking services such as payments and collections, financial risk coverage, representation and asset custody, investment banking products, capital markets products, exchange operations, and advisory services for initial public offerings, capital increases, sales and purchases of blocks of shares, private capital placements, public share tenders, mergers and acquisitions, company valuations, bond issuances, and syndicated loan structuring.

Special Business Segment

Banco de Chile serves customers in the real estate and construction sectors through a highly specialized value proposition and a customer service model with executives who are experts in the field. It serves high net worth family office customers with professionalized management structures who require a value proposition with cash management products and investment services, as well as structured finance and derivative products. Account executives for traditional financial products and the Banchile Inversiones team play a very important role in their customer service model.

Treasury

Banco de Chile's Treasury manages a wide range of financial services for customers including foreign exchange brokerage, forward contracts, interest rate swaps, repurchase agreements and other investment products based on bonds, mortgage bonds and deposits.

In addition, it centrally manages currency, interest rate, and term mismatches, ensuring adequate levels of liquidity. This division also manages the investment portfolio and brokers fixed-income, foreign exchange, and derivative instruments. It manages interest rate mismatches with the aim of securing suitable and diversified sources of finance.

Treasury is also responsible for: (i) issuing short and long-term senior bonds and long-term subordinated bonds in Chile or abroad, (ii) supervising compliance with regulatory limits that apply to deposits, technical reserves, maturities and mismatched exchange rates, (iii) supervising compliance with margins defined by regulatory limits, and risk limits for interest rate, currency and investment mismatches. It monitors the bank's cost of funds by benchmarking it with the rest of the local financial system and financing alternatives in Chile or abroad.

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Subsidiaries

Banco de Chile's subsidiaries have a value offering for current and potential customers with specialized financial products and services such as stock and currency brokerage; mutual fund and investment fund management; general and life insurance brokerage; financial advisory and investment banking; and payment solutions for merchants.

The services and products offered by each of them are listed below:

Banchile Administradora General de Fondos	Banchile Corredores de Bolsa	Banchile Corredores de Seguros	Banchile Citi Global Markets (Financial Advisors)	Banchile Pagos
This subsidiary is the largest fund manager (AGF) in Chile, with more than US$22 billion in assets under management and 22.5% market share in mutual funds.	This subsidiary is the largest stock broker in Chile. It provides equities and fixed-income brokerage and currency exchange services to individuals and companies through the bank's network of branches and remote channels.	This subsidiary provides life and casualty & property general Insurance a wide distribution network, and has a broad range of fully online insurance contracts. It provides a competitive offering of individual and group policies and provides advice to customers.	This subsidiary provides investment banking services to corporate customers, which includes advising on mergers, acquisitions, liability restructuring, debt and equity issuances, project financing and strategic partnerships.	This subsidiary offers payment solutions to merchants, expanding the value proposition for current and future customers. Received operating authorization from CMF in November 2025.

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Investment Plans

The 2026 investment plan totals approximately Ch$107 billion. Technology accounts for 81% of that amount and physical infrastructure projects for the remaining 19%. This plan is in line with our medium-term strategic priorities regarding our quest to steadily improve efficiency and customer service. These investments will mainly be financed with cash on hand and long-term debt.

Properties and Facilities

The bank owns the building located at Ahumada 251, Santiago, Chile, which covers 77,517 square meters and serves as its headquarters. In addition, it owns both office space and three additional buildings, where most of its executive offices and two branches are located. These owned facilities have a total surface area of 24,490 square meters.

As of December 31, 2025, Banco de Chile owned the properties where 135 of its branches are located (not counting the headquarters or executive offices), totaling a surface area of approximately 103,090 square meters of office space.

As of the same date, it had leased office space for 80 of its branches, with an area of approximately 30,510 square meters.

As of December 31, 2025, the entity owned 133,425 square meters in physical facilities, mainly spaces for recreational activities and employee integration.

Due to the nature of its activities, Banco de Chile does not have concession areas and/or land where natural resources are extracted.

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Presence



ARICA AND PARINACOTA REGION **1** | **27**

TARAPACÁ REGION **2** | **49**

ANTOFAGASTA REGION **7** | **67**

ATACAMA REGION **3**| **37**

COQUIMBO REGION **7** | **83**

VALPARAÍSO REGION **27** | **249**

METROPOLITAN REGION OF SANTIAGO **105** | **791**

LIBERTADOR GRAL. B. O'HIGGINS REGION **7** | **116**

MAULE REGION **10** | **115**

ÑUBLE REGION **3** | **41**

BIOBÍO REGION **15** | **164**

LA ARAUCANÍA REGION **11** | **111**

LOS RÍOS REGION **3** | **54**

LOS LAGOS REGION **10** | **97**

AYSÉN DEL GRAL. C. IBÁÑEZ DEL CAMPO REGION **2** | **9**

MAGALLANES AND THE CHILEAN ANTARCTIC REGION **4** | **21**

217 branch offices
2,031 Conventional and smart ATMs

Partnerships and Memberships

TRADE, INSTITUTIONAL AND OTHER ORGANIZATIONS

- Chilean Chamber of Construction (CChC)
- Club El Golf 50 Corporation
- Acción Empresa Foundation
- Association of Banks and Financial Institutions (ABIF)
- Universidad Andrés Bello (Global Compact Chile)
- Pontificia Universidad Católica de Chile
- Social Union of Christian Business Owners, Entrepreneurs and Executives (USEC)
- Chilean Institute for Rational Business Management (ICARE)
- Libertad y Desarrollo Foundation (LyD)
- Paz Ciudadana Foundation
- Center for Public Research (CEP)
- Direct Marketing Association of Chile
- Casa Degli Italiani

CONTRIBUTIONS TO FOUNDATIONS

- Mater Renal Aid Corporation for Children with Kidney Disease
- Hogar de Cristo Foundation
- Las Rosas Foundation
- Revivir Foundation
- Enseña Chile Foundation
- DEBRA Chile Foundation for Children with Epidermolysis Bullosa
- Desafío Levantemos Chile Foundation
- Astoreca Foundation
- Teletón Foundation
- Chile without Cancer Foundation
- Tu Vejez con Dignidad y Cariño Foundation
- Chilean Maritime Heritage Foundation
- ABC Sports Club
- Special Olympics
- Refugio de Cristo

- Almirante Carlos Condell Foundation
- CAT Foundation
- Nuestros Hijos Foundation
- Make-a-Wish Foundation
- Quiero Mi Casa Foundation
- Arturo Prat Preschool and Home
- 3xi Foundation

BI-NATIONAL CHAMBERS OF COMMERCE

- American-Chilean Chamber of Commerce (AMCHAM CHILE)
- Chilean-German Chamber of Commerce and Industry (CAMCHAL)
- Chilean-Chinese Chamber of Commerce, Industry, and Tourism (CHICIT)

REGIONAL ORGANIZATIONS

- Industrial Association of the Fifth Region
- Santiago Chamber of Commerce (CCS)
- Valparaíso Regional Chamber of Commerce and Production
- Concepción Chamber of Production and Commerce
- Regional Chamber of Commerce, Services, and Tourism of Rancagua and O'Higgins
- Industrial Corporation for the Regional Development of the Biobío (CIDERE BIOBÍO)
- Curicó Union Club
- Las Salinas Naval Country Club
- Corporation for the Regionalization of the Biobío (CORBIOBÍO)
- Maule Advancement Board
- Talca Country Club
- Foundation for the Development of Culture and the Arts of the Municipality of Punta Arenas
- Campo La Posada Sports Club

In addition, the bank adheres to several international initiatives, including:

Dow Jones Sustainability Index (DJSI); Global Reporting Initiative (GRI); International Swaps and Derivatives Association; Global Compact (Initiative of the Organization of the United Nations); Principles for Responsible Investment (PRI) and Sustainability Accounting Standards Board (SASB).



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Main Strategic Achievements

> Implemented various commercial and digital initiatives for business growth, in particular, offering microloans and credit cards to FAN customers, new credit simulators for individuals and companies, increased pre-approved credit line and credit card offerings and new checking accounts in yuan, yen and British pounds for companies.

> Launched operations of the new subsidiary Banchile Pagos, which offers payment solutions to merchants, expanding the value proposition to customers through a simple and intuitive shopping experience.

> Actively participated in state guarantee and subsidy programs aimed at promoting specific economic activities in the real estate and construction sectors for companies and individuals.

> Enhanced digital offerings and the digital experience by strengthening relationships, value proposition, remote channel functionalities and customer acquisition. Released new fully online Digital Current Account Kit and cards for retail customers. Launched a new Checking Account Plan with 100% digital onboarding for FAN Emprende customers. Simplified the authentication experience for customers traveling abroad and for business customers with high transactional demands.

> Strengthened the customer base through various initiatives focused on digital onboarding. Expanded the number of checking account customers in the retail segment by 7.4% and the total number of FAN customers to more than 2 million, with growth of 17.7% in 2025.

> Reaffirmed our leadership in the area of local currency demand balances for individuals and companies among private banks, reaching a market share of 20.3% in average balances.

> Released the API Store site for the development of APIs (Application Programming Interfaces) focused on technological integration with business segment customers.

> Expanded the use of virtual assistants based on AI, specifically a virtual assistant for employees that answers questions related to benefits, vacation, compensation and other topics. Introduced virtual assistants for customer service, business teams, technological teams and internal auditing teams, enriching their experience and productivity.

> Signed strategic agreement with Microsoft to integrate AI and advanced technologies into the bank's activities in order to create innovative experiences to better serve customers. Ours was the first private company to enter into this type of agreement.

> Worked to capture value from efficiency and cost savings efforts by through initiatives to centralize subsidiary functions, optimize organizational structures and infrastructure costs and redesign the service model.

> Absorbed the subsidiary Socofin and added collections to its portfolio with a focus on operational efficiency and customer experience.

> Made sustained progress towards transforming Banchile Administradora General de Fondos and Banchile Corredora de Bolsa, with both subsidiaries maintaining leadership in their respective industries with updated digital offerings for their clients.

> Consolidated a cybersecurity culture, standardizing processes, platforms and governance between the bank and its subsidiaries, establishing a solid and sustainable foundation for facing emerging risks.

> Developed various activities within the framework of sustainability and our commitment to Chile, such as: Teletón 2025, "Education for Chile" Meeting, the fifth version of "Women who Inspire," Corporate Volunteering, the "Impulso Lector" Program, Challengers 2025, XXVI Chilean Open and the National Entrepreneurial Challenge Competition.

> Issued ESG bonds for CHF100,000,000 with emphasis on social projects.



- Recognized for the third consecutive year at the PROCALIDAD 2025 National Customer Satisfaction Awards, winning first place in the Large Financial Institutions sector and the top award "Best of the Best" in the contractual category. Ours was the only bank to achieve the latter.
- Placed first in experience in the large financial institutions sector on the PXI-Praxis Ranking for the third consecutive year.
- Earned Gold level certification in the Mutual de Seguridad program for 100% of our Joint Health and Safety Committees. This achievement reflects our commitment to excellence in risk prevention, continuous improvement and team participation in building safer and healthier work environments.
- Placed first in the financial sector in attracting and retaining talent at the national level according to Merco Talento 2025.
- Implemented various strategic alignment and training activities to reinforce cultural attributes and commitment to business challenges.
- One was a successful initiative called "Project 4270" that involved publishing images on a public website taken by a drone that traveled 4,270 km from Chile's north to south borders. This initiative strengthened brand positioning and image and complements the corporation's various engagement activities in the country.

2025 Financial Performance
Profit and ROAC

In 2025, net income reached Ch$1,192,262 million, a decrease of Ch$15,130 million or 1.3% below the figure recorded in 2024. This decrease was due to:

- Lower operating income of Ch$24,242 million or 0.8% as a result of the end of the FCIC program still in force in 2024, the effect of lower inflation and lower nominal interest rates, which reduced the margin on deposits. These effects were offset by higher loan income and a rise in net fees and commissions.
- An annual increase of Ch$2,516 million or 0.8% in taxes, mainly due to lower inflation for the year.

These effects were offset by:

- Lower credit loss expense of Ch$9,832 million or 2.5% in 2025 associated with lower portfolio expenses in the wholesale segment, mainly related to the real estate and construction sector.
- A decrease of Ch$1,796 million or 0.2% in operating expenses driven by efficiency initiatives that reduced personnel and other operating expenses.

The return on average capital and reserves reached 21.9% at the end of 2025, positioning us well compared to our main competitors and the industry average.



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Operating Revenue

Net Financial Income

The bank's net financial income totaled Ch$2,328,215 million in 2025. This represents a decrease of Ch$87,823 million or 3.6% compared to 2024.

Non-customer financial income decreased by Ch$123,049 million or 21.1% in annual terms. This was mostly attributable to:

> Lower income from the treasury business of Ch$68,334 million resulting from a high basis of comparison from the FCIC program in effect last year and a lower UF variation. The latter decreased from 4.4% in 2024 to 3.4% in 2025, reducing the contribution of the UF position managed by this business area.
> A decrease of Ch$49,100 million or 11.5% in the contribution of our net structural asset exposure indexed to the UF due to the annual decrease in inflation.

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Customer-related financial income increased by Ch$35,226 million or 1.9%, as a result of:

> Higher loan revenue of Ch$71,044 million associated with improved spreads and higher average loan balances.
> A lower margin on demand deposits of Ch$30,455 million. This was influenced by lower interest rates.
> Lower revenue from time deposits of Ch$11,636 million. This was also affected by the reduction in interest rates.

Net Fees and Commissions

Net fees and commissions reached Ch$637,259 million in 2025, an increase of Ch$65,376 million or 11.4% compared to the previous year. This positive performance is mainly explained by:

> An increase of Ch$30,474 million in mutual fund and investment fund management fees due to a 13.1% increase in average



assets under management and a 10.6% increase in the investor base.
> Higher net transaction services fees of Ch$27,662 million, mostly driven by credit card fees.
> An increase of Ch$4,892 million in stock brokerage commissions supported by the 85.4% annual growth in the value of shares traded through our subsidiary.
> Higher net fees and commissions from other services of Ch$4,447 million, mainly concentrated in cash management services, bank transfers and payment orders.

These effects were partially offset by a decrease of Ch$1,708 million in insurance commissions. This was due to lower upfront commissions recognized under the partnership signed with an international insurer in 2019 and by a 5.4% annual decrease in brokered premiums in 2025.

Other Operating Income

As of the end of 2025, other operating income (which includes income from investments in associates, income from non-current assets held for sale and other operating income) totaled

Ch$60,569 million. This was Ch$1,795 million or 2.9% lower than 2024. This was mainly due to: (i) a Ch$4,595 million decrease in income from investments in other companies, particularly non-recurring income from the sale of Artikos in 2024 and (ii) lower other operating income of Ch$3,300 million, mainly attributable to lower income from inflation-indexed provisional income tax payments (PPM). These factors were offset by an increase of Ch$6,100 million in income from non-current assets held for sale related to the sale of branches closed as part of our service model transformation program.

Credit Loss Expense

Credit loss expense totaled Ch$381,922 million in 2025, a decrease of Ch$9,832 million or 2.5% from 2024. We note that the new standard consumer model came into effect in January 2025 and additional provisions of Ch$69,035 million were released in order to mitigate its impact.

The lower expense is due to an improvement in the credit quality of the portfolio of Ch$33,224 million. This was mostly associated with the wholesale segment (Ch$27,971 million), reflecting the improved credit profile of clients in the real estate and construction sectors. The retail segment, net of the impact of the new model and the release of additional provisions, reduced its risk expense by Ch$5,252 million as a result of the improvement in some performance parameters during 2025.

These effects were partially offset by an increase of Ch$19,559 million due to a 3.2% increase in average loan balances and greater impairment of financial assets of Ch$3,403 million.

Regarding the main indicators in this area, Banco de Chile maintains its leadership position, outperforming both the industry and its main competitors. The expected credit loss ratio reached 0.97% in 2025 (down from 1.03% in 2024), while the ratio of past-due loans to total loans increased to 1.68% in 2025 (up from 1.44% in 2024). Despite this increase, the indicator is substantially below the 2.42% reported by the industry.

Operating Expenses

Operating expenses totaled Ch$1,130,938 million for the year 2025. This represents a decrease of Ch$1,796 million or 0.2% compared to 2024 and reflects the progress and efforts made in the areas of cost control and optimization. Likewise, our digital transformation strategy and the optimization of our branch network in recent years has led to higher productivity and, more importantly, a distinctive and timely value proposition for our customers.

The decrease in operating expenses is due to:
- Lower employee benefit obligation expenses of Ch$12,192 million, mainly due to lower severance payments following the organizational restructuring process carried out in 2024.
- A decrease of Ch$2,081 million in other operating expenses due to proactive management of expenses associated with financial leases.

These factors were partially offset by an increase of Ch$12,937 million in administrative expenses, mostly associated with greater marketing and technology expenses related to new developments and business activities.

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PERFORMANCE IN 2025

Loan Portfolio

During 2025, the total loan portfolio was worth Ch$39,191,970 million, equivalent to a nominal annual increase of 0.8% or a real contraction of 2.5%. Although our loan portfolio experienced twelve-month nominal growth rates in the range of 3% to 4% for most of the year, market dynamics specific to the wholesale banking segment during the fourth quarter were the key factor behind the year-end figure.

By product family, mortgage loans increased by 5.3% nominal (1.8% real), reflecting the bank's strategy of selective growth in this product. This was followed by an increase of 3.9% nominal (0.4% real) in the consumer portfolio, in line with a market that gradually began to show signs of recovery. Commercial loans fell by 3.0% nominal (6.2% real) because of lagging business confidence due to the fact that investment projects only began to recover towards the end of the year. In addition, several specific low-spread foreign trade operations in the wholesale banking segment matured during the last quarter of the year.

We ended 2025 with a market share of 15.8% in loans, down 28 basis points (b.p.) from December 2024. This decrease was due to declines of 47 b.p. and 51 b.p. in commercial and consumer loans, respectively. The mortgage loan portfolio recorded a 4 b.p. increase.

Deposits

Demand deposits totaled Ch$14,498,196 million at the close of 2025. This is equivalent to a Ch$234,893 million or 1.6% increase compared to fiscal year 2024. In terms of market share, we placed first in demand balances among private banks with an average market share of 20.7% during 2025, up from the 20.5% average achieved in 2024. We are also at the top of the industry in local currency, the most stable source of funding. Banco de Chile had an average share of 20.3% during 2025, which represents a marginal increase from the 20.2% averaged during 2024. These advances reflect our clients' increased preference for liquidity and continued focus on local currency balances.

Meanwhile, time deposits amounted to Ch$13,971,968 million in December 2025, an annual decrease of Ch$196,735 million or 1.4%. This variation was due to the normalization of market factors such as short-term interest rates and inflation, together with liquidity levels that stabilized after periods of great misalignment with long-term levels.



Economic Value Generated and Distributed

The economic value generated by Banco de Chile in 2025 was Ch$4,137,074 million. The breakdown is as follows:

Economic value generated (MCh$)*

	2024	2025
Operating revenue	4,427,874	4,137,074
Total economic value generated	4,427,874	4,137,074

Economic value distributed (MCh$)*

	2024	2025
Operating expenses	-520,946	-532,790
Administrative and other expenses	-426,345	-437,680
Depreciation and amortization	-94,601	-95,110
Employee wages and benefits	-582,547	-570,355
Payments to providers of capital	-2,764,723	-2,502,878
Shareholders (dividends)**	-995,380	-1,009,925
Suppliers of financial resources	-1,769,343	-1,492,953
Payments to the State (income and property taxes and other payments)	-329,032	-331,283
Financial Market Commission	-15,248	-14,788
Community contributions	-3,366	-2,643
Total economic value distributed	-4,215,862	-3,954,737
Economic value retained	212,012	182,337

*   Information prepared from income statement accounts.
** For 2025, this involves a dividend equivalent to 100% of distributable income.



[Annual Report • Strategy and Business Model]

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PERFORMANCE IN 2025

Economic value generated and distributed

MCh$2,502,878

PAYMENTS TO PROVIDERS OF CAPITAL
These are funding costs mainly paid to depositors, bondholders and shareholders.

MCh$570,355

WAGES AND BENEFITS
11,156 direct employees
(bank and subsidiaries)

MCh$532,790

OPERATING EXPENSES
Includes payments to SME suppliers and contractors

MCh$331,283

PAYMENTS TO THE STATE

MCh$182,337

ECONOMIC VALUE RETAINED
The bank's capital management is characterized by a suitable balance between business growth and regulatory requirements for capital adequacy

MCh$14,788

CONTRIBUTION TO CMF

MCh$2,643

COMMUNITY CONTRIBUTIONS
Includes deductible and nondeductible donations that the bank contributes to the community

Financial Contribution Received from the State

During 2025, the economic benefits granted by government agencies to Banco de Chile corresponded to training expense credits of Ch$1,920 million, credits for bond interest under article 104 of Ch$1,579 million, credits for property taxes of Ch$1,162 million, and tax credits for donations of Ch$335 million.

Financial Assistance Received from Government Entities

Contributions in millions of Ch$	2024	2025
Tax credit for property taxes paid	772	1,162
Tax credit for training expenses	2,335	1,920
Tax credit for donations	541	335
Tax credit for bond interest under article 104	1,520	1,579
Tax credit for additions to PP&E	0	0
Total	**5,168**	**4,996**



SUSTAINABLE FINANCE

Banco de Chile's actions in sustainable finance are governed by a Sustainability Policy approved by the board of directors. Its main purpose is to establish the strategic framework and optimize management of environmental, social and governance (ESG) criteria.

This framework is articulated around complementary regulations such as the Environmental Sustainability Policy; the Community Engagement Policy; the Inclusion, Non-Discrimination and Respect for Diversity Policy; the Responsible Investment Policy, among others.

These policies are managed by the Corporate Affairs and Sustainable Development Department of the People and Organization Division and are applied throughout the bank through the Sustainability Committee.

As a senior management body, the Sustainability Committee is responsible for evaluating and integrating ESG challenges into business strategies, ensuring long-term sustainable growth.

This committee meets periodically and is comprised of the Chief Executive Officer, Chief Financial Officer, the General Counsel, the Marketing and Digital Banking Division Manager, the People and Organization Division Manager, the Investor Relations Area Manager/Chief Economist, the Corporate Affairs and Sustainable Development Area Manager and the Corporate Image and Publicity Area Manager.

Sustainable Financing Framework

In 2022, Banco de Chile established its Sustainable Financing Framework as an integral part of the Sustainability Strategy, which reaffirms its commitment to Chile and to the purpose of contributing to the development of the country, its people and its companies.

This framework is aligned with the International Capital Markets Association (ICMA) 2021 Sustainable Bond Guidelines, the Green Bond Principles (GBP), the Social Bond Principles (SBP), as well as the Loan Market Association (LMA) guidelines, including the 2021 Green Lending and Social Lending Principles.

This document defines eligibility criteria in eight priority areas: financing for micro, small and medium-sized enterprises and companies led by women; financial education; basic infrastructure; social housing; energy efficiency; renewable energy; sustainable buildings; and clean transportation.

All investments in these areas must generate positive social or environmental impacts and contribute to the fulfillment of the United Nations (UN) Sustainable Development Goals (SDGs).




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SUSTAINABLE FINANCE

Sustainable Bonds

As of December 31, 2025, Banco de Chile had a total outstanding balance of Ch$146,615 million in sustainable bonds issued. During 2025, the bank issued a CHF 100 million sustainable bond abroad, placed in Switzerland on July 15, 2025, and maturing in 2031. This instrument is in addition to the social bond issued in Mexico in 2023 for MXN 700 million, valid until 2027.

The proceeds from these issuances continue to be used entirely to finance initiatives that promote the country's sustainable development and inclusive economic growth with a focus on promoting women-led entrepreneurship in line with the United Nations Sustainable Development Goals and Banco de Chile's Sustainable Financing Framework.

An external verification was carried out of compliance with the eligibility and allocation criteria established under said Framework, concluding that, for both issuances, nothing came to attention that would indicate that they are not aligned with the Sustainable Bond Principles of the International Capital Market Association (ICMA), as well as with the bank's internal guidelines.



Sustainable bonds

Date	Currency	Amount issued	Maturity	ISIN	Country
June 9, 2023	MXN	700,000,000	June 3, 2027	XS2636099488	Mexico
July 15, 2025	CHF	100,000,000	July 1, 2031	CH1450810168	Switzerland

Total eligible portfolio

As of December 31, 2025, the bank had a total balance of Ch$295,727 million in loans granted that met the criteria for "Socioeconomic Advancement and Empowerment - Financing for Women-Owned Micro, Small and Medium-Sized Enterprises (MSMEs)."

Category	2024	2025
Socioeconomic advancement and empowerment - Financing for women-owned micro, small and medium-sized enterprises	MCh$295.2	MCh$295.7



Banco de Chile

Total number of SMEs led by women

As of December 31, 2025, the bank had financed 5,483 qualifying enterprises under the category "Socioeconomic Advancement and Empowerment - Financing for Women-Owned Micro, Small and Medium-Sized Enterprises."

Category	2024	2025
Socioeconomic advancement and empowerment - Financing for women-owned micro, small and medium-sized enterprises	6,198	5,483

Integrating ESG Risk Measurement

The Corporate Risk Division is responsible for identifying and managing the bank's main risks, optimizing the risk-return ratio, ensuring operational continuity, and fostering a robust corporate culture in this area.

Its responsibilities also include integrating ESG risks into the business strategy. This work is based on the Credit Risk Policy, especially financing requests that have greater exposure to environmental and/or social risks in accordance with Banco de Chile's Sustainability Policy.

A variety of information is gathered to assess these risks, including ESG ratings and information provided by the customer or a questionnaire for arrive at information for the analysis of the projects and ensuring the sustainability and corporate reputation of the organization.

In view of this, the potential impact related to environmental and social risks is considered when making financing decisions. The monitoring process also includes an active relationship with customers regarding these non-financial risks.

Similarly, in the SME portfolio origination process, financing requests that entail greater exposure to environmental and/or social risks are managed using the procedures in the Environmental Sustainability Policy in an effort to ensure adequate management of these factors.

In addition, in 2025 the bank continued to make progress towards identifying the risks associated with climate change. It created heat maps associated with exposure to physical risks (by geographical areas) and transition risks (by economic sector). The bank is also making progress in different areas to prepare for General Standard NCG519 to take effect.

Financing of Large-scale Projects and Transactions

During 2025, Banco de Chile continued to strengthen the integration of ESG factors into its risk assessment processes for project finance and large-scale transactions. This approach has become part of the guidelines implemented by the bank to ensure that resources are allocated considering the potential socio-environmental impacts and sustainability of the business models evaluated.

1. Integration of ESG criteria in power generation companies
The assessment incorporates the generation matrices of companies in the energy sector as well as their progress transitioning to cleaner technologies and the alignment of these plans with the national decarbonization process. The bank also analyzes the



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potential impact of the projects on surrounding communities and ecosystems and considers complaints, administrative processes or associated mitigation measures.

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In recent years, the bank has observed a progressive migration of certain players in the sector towards renewable sources, mainly wind and solar, replacing thermoelectric facilities and promoting the gradual disconnection of coal-fired units.

2. Assessment of ESG criteria in forestry companies

In the case of the forestry sector, the risk assessment considers elements such as environmental management plans, soil protection measures, biodiversity and areas of high conservation value, as well as the impacts that could be generated by new productive developments.

The assessments also include fire prevention and control systems, waste management, emission reduction goals and energy efficiency programs implemented by the companies.

These practices validate the companies' capacity to manage relevant operational and environmental risks, particularly in response to climate context and the emergencies that have occurred in recent years in south-central Chile.

3. Integration of ESG criteria in mining companies

For mining companies, risk analysis integrates a broad set of ESG factors, including:

- Access, availability and sustainability of water sources.
- The composition of its energy matrix and the share of it covered by renewable energies.
- Community engagement processes, together with the monitoring of possible socio-environmental conflicts.
- The status of environmental permitting and compliance with regulatory requirements.
- Operational safety levels, labor processes and collective bargaining status.

The bank incorporates this information into its comprehensive analysis, assessing the soundness of mitigation plans and long-term operational stability.

4. ESG assessment in waste management companies

For waste management and treatment companies, the analysis includes elements such as:

- Environmental or legal emergencies reported in recent periods.



- The status and expiration dates of health permits and sectoral authorizations.
- The ratio between the volume of waste processed and the installed capacity.
- Any environmental mitigation projects implemented, such as leachate management, biogas electricity generation and protection of soil, water and intervened areas.
- Social impact mitigation measures, including community infrastructure, traffic management, noise management and ongoing engagement with local communities.

All this information is evaluated in accordance with the parameters identified by the competent environmental and regulatory authorities, and forms part of the comprehensive risk analysis.

Sustainable Products

In line with its commitment to the environment, Banco de Chile continued to offer the Blue Commitment for Chile program during 2025. This initiative reinforces the company's contribution to environmental protection efforts by offering financial products and initiatives aimed at promoting more sustainable practices.

This program includes exclusive benefits for customers such as discounts on the purchase of electric vehicles, solar panels, efficient heating systems and other products that contribute to the reduction of the carbon footprint, thus promoting a transition towards more responsible consumption and development models.



In 2025, the main areas of the program continued to center on fostering awareness and care and promoting sustainable product ventures. Some of the available products are listed below.

Products available:

- Blue Leases for clean energy generation
- Blue Leases for efficient use of water resources
- Blue Leases for electromobility
- Blue Commercial and Consumer Loans for clean energy generation
- Up to 24 installments cash price for clean energy generation and conversion of gasoline vehicles to gas

Types of projects to be financed:

- Installation of solar power plants
- Installation of photovoltaic thermal power plants
- Acquisition of electric vehicles and trucks
- Construction of solar parking lots that can charge e-vehicles

Special conditions:

- Bank customers: Preferential rate on consumer and commercial green loans, up to 24 installments for credit card payments in associated stores, and preferential conditions in leasing operations.
- Associated suppliers: Project list price discount and free feasibility studies

Requirements:

- Business and risk assessment
- Affidavit from customers stating that financing is exclusively for projects dedicated to energy efficiency and/or energy retrofitting of vehicles, homes, industries, and farms.

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MCh$4,658
BLUE COMMITMENT LOANS GRANTED IN 2025

MCh$19,873
OUTSTANDING BLUE COMMITMENT LOAN BALANCE

In addition, all credit and debit cards are made with 100% recycled PVC (rPVC).

During 2025, the bank continued to actively participate in different financing projects aimed at improving connectivity within the country, expanding and improving road infrastructure, contributing to the expansion of the public hospital network, decarbonizing the energy matrix, improving cleaner steel processes and financing the construction of social housing.

Financing has continued for the construction of a bridge stretching approximately three kilometers over the Chacao Canal. Once completed, the country will be connected from Arica to Quellón. The time required to cross the canal will drop from 60 minutes via ferry to just 3 minutes. The project involved an investment of approximately US$700 million, is about 60% complete and is expected to be finished by the end of 2028.

In the area of road infrastructure, the bank has continued to be a key player in the concessions market, leading the main financing of both urban and trunk highways. All of these roadways are covered by the Concessions Law. The bank is involved with both re-bidding of existing infrastructure, which involves new financing for additional projects, and new bids like the final section of the Américo Vespucio beltway.

The bank continued to be involved with financing the construction of three new medium complexity hospitals in the Maule Region during 2025. The initiative will add 368 new beds to the existing hospital infrastructure in the region and is expected to benefit 174,000 residents in both rural and urban areas. The requires nearly US$300 million in financing. Banco de Chile is the agent bank and contributed 43% of the total financing. The project is 95% complete and the work is expected to be completed during the second half of 2026.

Regarding the company's contribution to decarbonizing the country's energy matrix, the bank has provided working capital financing lines, foreign trade lines and invoice discounting for international suppliers related to the importation of batteries and equipment for renewable energy projects.

As part of its efforts to contribute solutions that help build a more sustainable environment, Banco de Chile has contributed Ch$70,000 million in financing for a project designed to optimize the scrap production process, achieving greater efficiency in energy consumption and a reduction in emissions of particulate matter and slag.

Finally, we continued to finance public housing during 2015. We approved 17 projects under S.D. No. 19 for a total of UF 4,228,070. These projects involve 3,734 housing units located in 15 municipalities in seven regions of the country.



Banco de Chile

Responsible Investment

Banchile Administradora General de Fondos S.A. (Banchile AGF) has a strong focus on responsible investments, integrating ESG factors into the investment process. It was one of the first companies in the industry in Chile to adhere to the Principles for Responsible Investment (PRI), which it did in 2019.

Banchile AGF's Responsible Investment Policy is updated annually and approved by the board of directors. It provides general guidelines for integrating ESG factors into the investment process. It establishes that the company prioritizes integration and engagement strategies as approaches to incorporating responsible investment. The goal is to better manage risks and generate long-term sustainable returns, contributing to the sustainable development of society.

As such, ESG factors are an integral part of Banchile AGF's investment process; They are incorporated into the analysis of fundamentals, risks and relative valuation of financial assets. To this end, the company has proprietary analysis tools that consider qualitative and quantitative environmental, social and corporate governance variables. The results, most of which are expressed as a score or grade, are presented to the respective committees according to the asset class.

The policy applies to mutual and investment funds related to i) direct investment in fixed income assets and equities; ii) foreign investment in third-party funds; and iii) investments with strict ESG or sustainable criteria.

The ESG Committee is responsible for: i) supervising the execution, effectiveness and implementation of the Responsible Investment Policy and updating the board of directors on these matters; ii) approving proposed modifications to the Responsible Investment Policy, which must also be approved by the board of directors; iii) modifying the scope of the policy by incorporating or excluding certain financial assets; and iv) approving Banchile

AGF's participation in active ownership initiatives. This committee is comprised of the Chief Executive Officer, Risk Manager, General Counsel, Liquid Investment Manager and Distribution Manager.

As part of Banchile AGF's commitment to responsible investment, the Responsible Investment Policy and proprietary ESG analysis tools were updated in 2025 in order to continue improving the process of analyzing risks and opportunities related to this matter.

The bank also held a training session for the AGF team as part of the ongoing training plan related to these topics. Ninety employees participated in the activity. The instructors addressed key concepts related to ESG factors and led a detailed discussion of the progress made and the implementation methodology applied to each asset class covered by the Responsible Investment Policy. This strengthened the company's commitment to best practices in responsible investment.

In addition, Banchile Inversiones' internal training platform offers an e-learning course on responsible investment that is mandatory for Banchile AGF employees. It has been completed by 75 of the company's employees to date.

With respect to the products marketed, the Inmobiliario XI Investment Fund invests in housing projects that qualify for state housing benefits such as the subsidies established in the D.S. No. 19 of 2016 and D.S. No. 01 of 2011. Thus far, 99% of the housing units that were to be built through this fund have been completed. As of December 2025, it had turned over 5,235 apartment units across 26 real estate projects.

The Banchile BlackRock ESG Mutual Fund is an alternative with exposure to international equities with a sustainable focus that brings together the environmental, social, and corporate governance axes. In 2025 it had capital of US$16 million.

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Sustainable Management

Banchile AGF does not have specific policies with engagement guidelines; however, the ESG Committee's functions include approving the company's participation in active ownership initiatives.

Attendance and Voting Policy

Participation in and voting at shareholder meetings, bondholder meetings and fund investor meetings is governed by Banchile AGF's Attendance and Voting Policy, which is applicable to mutual and investment funds with both active and passive strategies supervised by the Liquid Investment Management.

Banchile AGF promotes adequate attendance and participation in shareholder meetings, bondholder meetings and fund investor meetings. Attendance is mandatory whenever required by law or regulations in force, leaving it to Banchile AGF's discretion where such obligation does not exist.

If Banchile AGF attends, all matters submitted for voting will be analyzed in advance and voting decisions made based on the general principle of maximizing each company's value, always seeking to ensure the profitability and security of the funds' investments.

The Liquid Investment Department provides the Chief Executive Officer with information regarding companies where directors are being elected and the name of the board candidate for whom Banchile AGF should vote on behalf of the funds it manages and the basis for such proposal. The Chief Executive Officer decides and cast the corresponding vote.



5

Customers

Banco de Chile

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DIGITAL SOLUTIONS

During 2025, Banco de Chile strengthened its leadership in digitalization, enhancing its services, functionalities and tools to offer a simpler, more accessible, secure and flexible experience. This process also increased the number of options open to Banco de Chile customers through digital channels of excellence.

As a result, it achieved record levels of digital adoption, reaching 2.2 million digital customers[1] by December 2025, a 6.6% increase compared to 2024.

In the Retail segment, the Mi Banco application was updated in an effort to simplify the user experience. Changes introduced include quick access to the most frequently used functions and a new section to highlight benefits, new products, promotions and relevant information. In addition, new functionalities were incorporated into the digital channels to simplify and improve the customer experience. For example, users can now increase and distribute credit card and credit line limits automatically, opt for a 100% digital credit card in Mi Banco, reorganize invoiced credit card debt in installments, use a debt consolidation simulator and, most recently, make automatic payments in Mall Plaza parking lots.

We launched a new search engine for bancochile.cl and Banco en línea. It allows customers to quickly and easily find current benefits by type and category, encouraging use of the bank's benefits ecosystem. In addition, the benefits of the Platinum Level category of the Travel Sky Plus alliance were incorporated into the Mi Banco application, and we enabled direct access to the bank's VIP lounge benefits at the Santiago airport.

In addition, the customer notification system was updated to deliver more personalized information, ensuring that each customer receives timely alerts about benefits and relevant content that enriches their experience.

The Mi Pago application was integrated into Mi Banco in 2025 as part of an effort to centralize and strengthen the bank's digital channels. This integration allowed customers to request payments from and make payments to telephone contacts, and make RedGiro QR and Webpay QR code payments directly from the Mi Banco application.

Meanwhile, in the Business segment, the focus on creating a digital ecosystem has resulted in the constant evolution of the Banconexión 2.0 and Mi Banconexión App channels. Their intuitive design focuses on simplicity and increased customer productivity, facilitating operations through a positive navigation and usability experience. We also launched the API Store, which allows customers to integrate their own systems with the bank's banking services via API, creating efficiency, productivity and service quality opportunities for them.

In addition, we made significant strides to strengthen our digital offerings for companies. For example, we implemented a multi-company authorization dashboard, which facilitates integrated management for organizations with multiple entities. The bank also enhanced digital financing options, adding new alternatives for online contracting of credit operations.

In addition, FAN Emprende launched digital checking accounts for its customers along with the option to open additional accounts fully digitally. These efforts are mainly aimed at companies seeking to organize and optimize their operations. The bank launched a version of Mi Pass for companies, allowing them to approve transactions quickly and securely from cell phones.

The Mi Banconexión mobile application continued to evolve. We introduced a new intuitive design focused on simplicity of use and navigation in an effort to increase customer connectivity.

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1   This refers to the number of customers using Banco de Chile's digital channels during the month.




Cuenta FAN
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Una cuenta vista sin requisitos de antigüedad o mínimo de ventas
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We also added new functionalities in 2025, including bank accounts in dollars, the approval of mass payments and high-value transfers, and customer surveys.

Banchile Pagos

On November 17, 2025, the CMF authorized Operadora de Tarjetas Banchile Pagos S.A. to do business as a payment card operator, adding it to the CMF Single Registry of Card Operators.

Banchile Pagos offered a limited number of clients the opportunity to be part of a pilot project during the month of October. The company was officially launched to the general public on December 4, 2025. This marked a milestone for Banco de Chile, strengthening the value proposition for business customers with a more robust and comprehensive offer.

Innovation in Merchant Payment Solutions

Customers in the Business segment will be able to contract face-to-face and e-commerce acquiring services in less than five minutes and 100% digitally. These services include Web Checkout, Payment Links and Microsites, with payments available every day of the year. The value proposition also includes the latest generation Smart POS device, with greater coverage and technology, 24-hour service, and centralized integration through the Empresas Banconexión 2.0 and Mi Banconexión websites. These tools allow our customers to make, manage and reconcile their sales simply and securely.

These initiatives drive innovation, expand the reach of the bank's digital services and lay the groundwork for developing new models of cooperation and value creation for customers and businesses.

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Use of Artificial Intelligence (AI)

Banco de Chile has continued to incorporate generative AI into its activities in order to improve internal productivity and enhance the quality of the service provided to its customers.

In October 2025, the bank became the first private company in Chile to sign a strategic partnership agreement with Microsoft aimed at accelerating innovation, boosting team productivity and enhancing the customer experience.

This partnership has allowed the bank to make progress on its use of AI, provide better service to customers, optimize internal processes, strengthen digital security, enhance team productivity, take advantage of low-code development tools, and further solidify its position at the forefront of technology in the country.



All of the bank's employees have access to secure and validated generative AI tools aimed at optimizing daily tasks, improving productivity and enhancing digital security. During the year, more than 60% of the bank's employees actively used these tools in their daily work, contributing to more agile and personalized value creation.

Along the same lines, Banco de Chile doubled the number of software developers using these tools in their daily work and closed the year with more than 800 active professionals. By incorporating agents to handle routine and repetitive tasks, team productivity increased, resulting in a tripling of the number of lines of code generated with AI support, exceeding 650,000 at the end of the year.

To boost digital onboarding, the bank expanded the capabilities of the generative AI virtual assistant FANi. It now answers questions about all types of FAN accounts, including FAN Ahorro, FAN Clan, FAN Emprende and Cuenta FAN. FANi offers a unified experience for both new customers and existing customers requesting information on new products.

AI assistants were also launched and expanded in other areas of the bank, including CAP for use by all employees; SARA and Risky for commercial executives; I-BAN for investment executives; and MinervAI, Wayo, PRAI and Jarvis for technical teams.

In the area of advanced analytics, initiatives like Labrisk AI contributed to strengthening financial inclusion and optimizing collections management, improving productivity and expanding outreach to new customers through the use of new variables and analytical capabilities.

In terms of personalization, AI-based solutions improved communication patterns between customers and groups of account executives, supporting business management efforts and generating higher levels of operational efficiency. Image personalization through AI helped our teams develop more segmented and effective campaigns, increasing their relevance to each client. All these initiatives were developed under a solid data governance approach in an effort to ensure quality, security and scalability.

SERVICE QUALITY

Banco de Chile is committed to being "The Best Bank for our Customers." This led to the strategic objective of "Leading in Customer Satisfaction." To this end, the bank has a Service Quality Policy that offers essential guidelines for measuring and managing the experience, ensuring a corporate approach that promotes continuous improvement at all levels.

This policy establishes roles and responsibilities and includes a Continuous Improvement Model and an Incentive Model, both of which are aimed at ensuring that every interaction with customers reflects excellence and closeness. The main quality indicator is the Net Promoter Score, and it is part of the Comprehensive Risk Measurement (CRM) and the Risk Appetite Framework (RAF), reinforcing its strategic nature.

The Customer Service Department leads efforts to monitor key performance indicators (KPIs), proposing adjustments to measurement and management models, identifying critical processes and coordinating improvement initiatives in collaboration with other business and support departments. This work is based on the belief that service quality is a company-wide responsibility, and that each manager must promote the delivery of exceptional service in his or her teams.

To this end, the bank has developed tools that evaluate the customer experience in all types of interactions, both face-to-face and digital, with ongoing monitoring that allows the organization to identify opportunities and optimize processes. The bank also offers support programs for the areas with the greatest potential for improvement and the assistance of teams that specialize in managing operational friction points. Likewise, priority is given to assisting customers who have reported problems in an effort to ensure that we provide an agile and satisfactory response.

This service quality measurement and management model is overseen by the Quality Committee, an entity made up of senior manager who develop strategic guidelines and action plans and initiatives to strengthen recommendations and customer satisfaction.

As part of our commitment to service quality, the Net Promoter Score is included in the incentive matrix along with metrics such as Executive Satisfaction and Product Satisfaction, reinforcing the importance of experience in business and service management.

Through these efforts, Banco de Chile has solidified its position as a leader in customer experience, earning important awards in 2025.

2025 PROCALIDAD National Customer Satisfaction Award

For the third consecutive year, the corporation placed first in the Large Financial Institutions sector for the ninth time and won the top "Best of the Best" award in the Contractual category for the third time, making it the only bank to achieve this distinction.

2025 Praxis Xperience Index

For the third year in a row, Banco de Chile won first place in the Large Financial Institutions category for offering an effective, easy and pleasant customer experience.

2025 Chócale Awards

In the third edition of this competition, Banco de Chile won in the "Excellent Service" category based on the opinions of more than 16,500 people nationwide using the "one person = one vote" modality. This result reflects customers' recognition of the bank's efforts to promote good practices, innovation and proximity in its relationship with people.



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Net promoter score - Customer satisfaction

	2020	2021	2022	2023	2024	2025
Net Promoter Score - % satisfaction	70.84	73.99	75.30	75.93	76.71	77.19

Net satisfaction indices by customer service channel

	2020	2021	2022	2023	2024	2025
Branch service	79.54	74.56	73.78	78.62	81.97	81.95
Account executives	78.61	81.13	84.04	83.55	82.86	83.15
Website	79.01	80.15	80.66	82.22	83.83	86.60
Mi Banco app	81.77	80.23	77.90	79.78	84.05	85.95
Telephone customer service	73.60	72.12	76.65	79.22	79.43	82.56

Managing Problems and Complaints

The bank strives to anticipate customer needs by proactively identifying and analyzing situations that give rise to complaints. This approach allows us to deliver timely information to the appropriate areas and to continuously improve the design of products and processes in an effort to enhance their clarity and transparency. It also prevents possible confusion or perceptions of misleading advertising, safeguarding customer assets and our reputation.

Customers can submit complaints through any of our customer service channels. Each case is handled by a dedicated team using clear and friendly language and in strict compliance with Law No. 19.496. The bank strives to offer a transparent, reliable and customer satisfaction-oriented service experience.

Complaints related to possible irregularities, violations or non-compliance are received through the bank's formal channels, logged and managed in accordance with the Compliance and Internal Audit framework. The appropriate bodies perform specialized analyses, coordinate the appropriate actions and report their conclusions to the competent areas, ensuring a complete, traceable process that is aligned with regulatory standards.

Complaint Management

Each complaint can be received through the various channels established for this purpose by the bank or external entities such as the CMF, ABIF or SERNAC. It is then classified using the bank's CRM tool and managed by teams specializing in each product and service that the bank offers.

Every request is monitored through management panels designed to ensure that the work is done efficiently and in line with committed response times. The information about the complaints is classified and assigned to specialized teams for analysis, investigation and information gathering. The report is drafted and validated by the appropriate supervisor and under the advice of the bank's legal counsel when appropriate.

The team responsible for responding to customers receives ongoing training in different areas of interest to ensure that the corporation's service standard is met, strengthening areas such as clarity, transparency and writing of messages, customer management and conflict management.

Banco de Chile

These training activities include:

> Personal Data Protection
> Cybersecurity Diagnostic Exercise
> RAN 18-5 Regulation
> Crime Prevention Model, Law 20.393
> Distinctive Abilities

Each complaint outcome is communicated to the customer and, where appropriate, to the regulatory entity in a timely manner. The bank provides all of the information necessary to allow those parties to adequately understand the case. One hundred percent of the 7,815 complaints received through December 2025 were resolved.

During 2025, there was an increase in complaints associated with cases that customers initially filed with SERNAC and were subsequently referred to the CMF. This process generates a new record in the bank, which explains the growth observed in those figures for the period.

The appropriate internal areas are notified to address the situation and introduce corrective measures, ensuring continuous improvement.

In the area of problem management, robotic solutions were implemented during 2025 to optimize and streamline processes such as the delivery of account statements, monthly statements, transfer details and credit-related documentation. Likewise, AI has been progressively incorporated into our processes to identify and speed up our responses to different requests. These solutions have reduced response times and improved customer and user satisfaction.

The bank includes information on available self-service options that can be used to quickly address questions or concerns through our digital channels in customer communications.

Problems reported

	2020	2021	2022	2023	2024	2025
No. of problems	125,208	140,266	148,556	159,709	143,960	151,450

Formal complaints received

	2020	2021	2022	2023	2024	2025
Number of formal complaints	5,372	5,644	4,861	5,043	5,954	7,815

Channels used to report problems and file formal complaints

	2020	2021	2022	2023	2024	2025
Telephone customer service	56.3%	67.7%	68.4%	71.4%	73.2%	71.7%
Website	17.6%	12.3%	12.8%	9.1%	4.1%	3.6%
Branch service	21.8%	16.0%	15.5%	16.3%	18.7%	20.2%
Internal departments	4.4%	4.0%	3.4%	3.2%	3.9%	4.5%

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TRANSPARENCY AND RESPONSIBLE ADVERTISING

Transparency Policy

The purpose of the bank's Transparency Policy, which also applies to its subsidiaries, is to facilitate access to all information on the terms and conditions of its products and services in order to cultivate long-term relationships with customers, users, and the general public.

To ensure that information is properly disclosed to the public and to build the trust required for healthy production and financial activity, the bank's Legal Affairs Department reviews advertising and contracts for products and services to ensure that they comply with both banking regulations and other generally applicable standards in force. This review aims to ensure that all communication is clear, complete, relevant, reliable, comparable, timely and easily accessible.

Continuing with the line of transparency, the bank also has manuals and procedures on the granting of products. It discloses the main characteristics and proper use of the products it offers, promoting financial responsibility. This information is available to customers and non-customers on the public website.

Responsible Advertising Policy

Banco de Chile recognizes and takes responsibility for the impact of its advertising on customers and society and for the image it projects through multiple formats and dissemination spaces. In this context, it addresses important topics for its customers and for the country in its communications through the various media channels that it utilizes.

The messages and content transmitted by the bank are aligned with the corporation's principles of transparency and with its Responsible Advertising Policy, which is defined by the Corporate Brand and Advertising Department, part of the Marketing, Technology and Digital Division.

This policy regulates Banco de Chile's advertising activity and the internal processes of the Corporate Brand and Advertising Department, ensuring that such activity complies with the standards and criteria agreed upon by the participating areas. All advertising must reflect the commitments that define the bank's way of communicating based on eight key pillars: transparency as a foundational value, the principle of transversality, inclusion in its various forms, sustainability, support for SMEs and entrepreneurs, data management with high standards of privacy and non-invasiveness, responsible consumption and the ability to respond when Chile needs it.

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2025

FINANCIAL INCLUSION AND ACCESSIBILITY

In 2025, Banco de Chile reaffirmed its commitment to bankarization and accessibility, strengthening its digital ecosystem in an effort to reach more people and segments and moving towards a more inclusive and secure model. This approach reduces gaps and equalizes opportunities in access to financial services. In this context, the FAN products—which have no maintenance fees—and other new initiatives have made Banco de Chile's commitment to financial inclusion and accessibility a reality.


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During the year, the FAN family of products positioned itself as a pillar of financial inclusion and digital access. The FAN Account, which was launched in 2020, continued to expand its reach and allowed more people to enter the financial system through a 100% digital offer with no maintenance fees, totaling 1.9 million customers as of the end of the year.

In the entrepreneur segment, the FAN Emprende product for micro-enterprises and digital businesses facilitates electronic transactions, payments and collections with no opening or maintenance fees. FAN Clan, launched in 2023, offers teens a safe and supervised first financial experience, benefiting young people and their families. FAN Ahorro has encouraged customers to develop the habit of saving. This tool, which has been available since 2024, offers monthly interest and fully digital onboarding. Finally, Plan Estudiante, a digital checking account with no maintenance fees until the age of 27, encouraged university students to improve their financial management skills.

Additionally, the bank used Artificial Intelligence to offer microloans and FAN credit cards with low credit limits for FAN account customers with no credit history in the financial system or who did not qualify under traditional criteria. Both products can be accessed 100% digitally through the Mi Banco application or the website. During 2025, more than 24,000 microloans and 12,000 FAN credit cards were granted.

These innovative approaches help more people access financing solutions tailored to their needs simply, securely and completely online, allowing them to build a credit history, which in turn facilitates financial inclusion.

In 2025, and in line with its commitment to inclusion and accessibility, the corporation continued to expand ATM coverage in areas with low penetration rates. The bank worked with municipal officials and private entities to achieve a presence in over 224 municipalities nationwide, which represents a 2.3% increase over 2024 and a 13% increase over 2023.

Banco de Chile ATM network financial services are now available in remote municipalities such as Pica, Pozo Almonte, María Elena, Taltal, Diego de Almagro, Huasco, Tierra Amarilla, Monte Patria, Paihuano, Punitaqui, Salamanca, Vicuña, Cabildo, Catemu, Putaendo, Chépica, Coltauco, Malloa, Marchigüe, Litueche, Nancagua, Peralillo, Curepto, Hualañé, Pencahue, Rauco, Yerbas Buenas, Coelemu, Quirihue, Curanilahue, Hualqui, Lebu, Cholchol, Cunco, Vilcún, Lanco, Quellón, Quemchi, Quinchao, Cisnes, Chile Chico and Cabo de Hornos.

The corporation is also a member of Servipag's Girospag service, which allows cash withdrawals via cell phone at more than 1,500 points of service throughout the country, including stores in underserved neighborhoods and areas.

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Finally, in an effort to promote omnichannel service and accessibility, the bank has various in-person and remote service and self-service channels in place that keep customers informed 24 hours a day, 7 days a week. These channels include:

> **Nationwide network of branches,** open from 9:00 am to 2:00 pm and via email with account executives outside of those hours.

> **Telephone banking open from Monday through Friday** from 8:00 am to 7:00 pm.

> **24/7 Emergency Telephone Banking service.**

> **Social media:** X (formerly Twitter): @bancodechile, @bancoedwards, @ayudabancochile; Instagram: bancodechile, bancoedwards; Facebook: bancodechile, bancoedwards.

> **Ability to operate 24/7** on private and public sites and applications available in the Play Store and Apple Store.

> **Self-service terminals:** conventional and smart ATMs and interactive kiosks. The latter are machines that allow users to complete transactions including generating/retrieving passwords, receiving cash and check deposits, and paying consumer credits.

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CUSTOMER SUPPORT

Banco de Chile reaffirms its commitment to the development and progress of the country, offering solutions that go beyond financial matters to support its customers, meet their needs and help them with their projects and emergencies.

During 2025, the bank continued to implement timely and flexible measures to support individuals and businesses facing financial difficulties, strengthening its role as a strategic partner when it is needed the most.

To that end, the bank has a network of specialized executives who can provide options such as debt restructuring and refinancing, portfolio purchases, installment loans, mortgage loans, consumer product refinancing, installment payments of invoiced credit card debt, and access to state-backed loans (FOGAES, FOGAPE, CORFO).

In addition, solutions were implemented to address over-indebtedness and high inflation in an effort to alleviate the financial burden, among them:

- Refinancing of consumer and mortgage loans, extending terms and reducing the monthly burden.
- Internal portability for mortgage loans, migrating from mixed mutual to fixed mutual to reduce the impact of rates.

In addition, a new government program was implemented to support home purchases of up to UF 4,000. It consists of a subsidy that lowers the mortgage rate by up to 60 basis points and is offered in conjunction with a new housing support guarantee (FOGAES) that covers up to 60% of the property value.

Furthermore, in an effort to support SME reactivation and recovery, Banco de Chile reinforced its commitment in 2025 by joining the FOGAES Program for Regional Production Recovery. The initiative is focused on reactivating production in the Biobío Region through increased access to credit for local mid-sized and large companies.



These initiatives come in addition to a wide range of state-backed loans such as: traditional FOGAPE, FOGAIN, COBEX and FOGAES, the latter of which focuses on companies in the construction industry and related areas.

Together, these actions reflect the bank's ongoing commitment to financial inclusion, economic stability and its customers' well-being, contributing to the sustainable development of the country.

SMEs for Chile

The SMEs for Chile program is a comprehensive ecosystem that seeks to promote entrepreneurship in the country at all stages, including at an early age. It is open to customers and non-customers alike and is designed to provide micro, small and medium-sized companies with benefits, actions and concrete opportunities to strengthen their businesses. Many of these opportunities come with the support of experts in business development.

The program's initiatives impacted more than 120,000 people linked to the entrepreneurial ecosystem last year through solutions that facilitate digitalization, increase sales and optimize business management. This impact was achieved through specialized financial education, training, advisory services, competitive funds and networking spaces, among other initiatives.

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Un aditivo para pinturas que purifica el aire.
Banco de Chile PRESENTA
10
Concurso Nacional
DESAFÍO EMPRENDEDOR
10 AÑOS IMPULSANDO A QUIENES IMPACTAN UN PAÍS
INSCRÍBETE HASTA EL 14 DE SEPTIEMBRE EN BANCOCHILE.CL
PARTICIPA POR MÁS DE $150.000.000 EN PREMIOS A REPARTIR Y UN VIAJE DE EMPRENDIMIENTO A BARCELONA
Postulaciones hasta el 14 de septiembre de 2025. Los primeros 200 seleccionados serán publicados el 07 de octubre de 2025 y los 20 finalistas el 11 de noviembre de 2025 en bancochile.cl. Los premios en dinero serán depositados en la cuenta bancaria de la empresa ganadora en un plazo máximo de 15 días hábiles contados desde que se publiquen los ganadores. Bases del concurso protocolizadas en la 45° Notaría de Santiago. La entrega de los premios en dinero es de responsabilidad de Universidad del Desarrollo, no cabiéndole a Banco de Chile responsabilidad alguna en ello. Infórmese sobre la garantía estatal de los depósitos en su banco o en www.cmfchile.cl

This commitment to entrepreneurship as a driver of social development is expressed in various programs and competitive grants organized by Banco de Chile for both customers and non-customers in an effort to promote innovation and create opportunities throughout the country. The initiatives include:

National Entrepreneur Challenge Competition: The tenth edition of the National Entrepreneur Challenge Competition was held in 2025, consolidating its position as one of the most important contests to promote innovative projects that generate social, environmental or cultural impact. Under the slogan "10 years promoting those who impact a country," more than 25 thousand applications were received from entrepreneurs from every one of Chile's regions, with initiatives that address local and global issues. In one stage of the competition 200 pre-selected entrepreneurs completed a training program given by Universidad del Desarrollo, one of the partners of the initiative. The training included workshops and access to learning platforms. After that, the 20 finalists worked on their pitch in an effective storytelling workshop with UDD Ventures and participated in a series of mentoring, networking and practical sessions with augmented reality. Those same finalists will take part in a TV program in early 2026 that will highlight each of their projects. This year's participants are competing for cash prizes and a training trip with access to technology fairs and entrepreneurship centers in Barcelona, Spain, for the top three competitors in each category. In addition, the best projects in the area of innovation will be awarded the Startup Chile Prize for the first time.

National University Entrepreneurship Contest: The fifth edition of the National University Entrepreneurship Contest was held in 2025 in partnership with Universidad del Desarrollo (UDD). The initiative attracted 263 projects from 686 undergraduate or graduate students and recent graduates (up to two years out of school) from various higher education institutions across the country—universities, professional institutes and technical training centers. Throughout the competition, participants took part in a training and acceleration program with online activities and received initial funding to validate their prototypes. The goal of the contest is to promote university entrepreneurship as a process of social impact, incorporating 21st century skills and encouraging entrepreneurship as a real option for people and for Chile. In addition to receiving funds to implement their project, the winning team will participate in a training and cultural trip with access to technology fairs and entrepreneurship centers in Barcelona, Spain.

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2025

National School Entrepreneurship Contest: The fourth version of the National School Entrepreneurship Contest, an initiative aimed at strengthening an entrepreneurial culture among elementary and middle school students nationwide, was held in 2025. In this edition, 603 teams participated, made up of more than 2,000 students from 7th grade to 12th grade from 178 schools throughout the country. The program seeks to develop key competencies in young people, such as leadership, innovation, critical thinking and social commitment, through a comprehensive training process. Students had the opportunity to design, prototype and implement solutions that contribute to solving local and global problems, fostering a positive impact on their communities. This initiative was promoted by Banco de Chile through its SMEs for Chile Program and Universidad del Desarrollo (UDD), reaffirming their shared commitment to training agents of change who can develop creative and sustainable proposals that respond to the challenges of the environment. In addition to receiving funds to implement their project, the winning team will participate in a training and cultural trip with access to technology fairs and entrepreneurship centers in Barcelona, Spain.

Entrepreneurial Impact School Enterprise Certification
Developed in partnership with the Universidad del Desarrollo (UDD), this certification is offered to teachers who work with students in grades four through seven who want to acquire tools to strengthen the attitudes and skills to become agents of change within their school communities. For the fourth version (2025), 85 full scholarships were awarded for the program to benefit teachers committed to educational innovation. The call for applications yielded 655 applications from teachers representing more than 100 schools throughout Chile, reflecting the growing interest in incorporating the entrepreneurial culture into classroom environments.

In-person events and webinars: Over the course of the year, Banco de Chile held webinars and workshops for entrepreneurs, providing tools that allow them to continue to grow their businesses and create networks. A total of 24 online and in-person events were held in cities across the country in 2025. Highlights include bank participation in meetings like ProEmpresa and Reactiva Digital de Propyme; Made Inn Conce; Startup Connect in partnership with Universidad del Desarrollo; Summit País Digital; and the national tour Impulsemos la Pyme. The latter two were organized by the País Digital Foundation.

Collections

Banco de Chile's Collections Area manages debt collections for the entire bank and defines refinancing criteria using predefined negotiating guidelines to refinance borrowings for viable customers with the intention to pay, while maintaining an adequate risk-return ratio. It uses robust tools that control its differentiated collection management in accordance with institutional policies and strict compliance with the regulatory framework.

The bank has specific rules regarding customer collections and loan rescheduling, which ensures the quality of its portfolio in accordance with its credit policies and risk appetite as of framework. Our collections activities promote assistance for customers with temporary cash flow issues, including repayment plans for qualified customers in an effort to maintain the long-term relationship once their situation has stabilized. We focus on maximizing recovery of assets at risk and taking any necessary collections actions in a way that ensures recovery of the debts or minimizes potential loss.



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DATA PROTECTION

Personal Data Privacy and Protection Policy

In 2025, the bank's board of directors approved the Personal Data Privacy and Protection Policy, which is designed to regulate the protection of fundamental rights related to privacy and the control of customers' personal information. The policy lays out the fundamental principles governing the handling of personal information as well as the types of data gathered and their sources, the way in which they are used and the purposes for which they are used.

It also sets out a series of commitments that the bank assumes for the responsible and secure use of its customers' data, such as:

> Providing mechanisms to manage customer concerns related to privacy, identifying a Data Protection Officer (DPO) and making available a channel on the institutional website that customers can use to communicate with the DPO and exercise their rights of access, correction and/or deletion of their personal data, as well as the right to object to certain approaches to processing such data.
> Implementing data security measures in accordance with the principles of confidentiality, integrity and availability of data.
> Establishing guidelines to ensure continuous updating of the policy.

Structure and Governance

The Global Compliance Division Manager reports to the bank's Compliance Committee on internal actions and regulations designed to comply with the new data protection regulation that will go into effect in December 2026.

The bank has a Data Protection Department that is part of the Global Compliance Division. It is responsible for implementing and strengthening the rules regarding and rights related to Banco de Chile and subsidiary customer, employee and supplier information, particularly in the context of important future regulatory challenges. The Data Protection Officer (DPO) is responsible for implementing, promoting and supervising compliance with the Data Protection Law and corresponding internal regulations. They also provide mandatory ongoing training to bank employees on data security and protection and respond to questions posed by customers of the bank and its subsidiaries.

The bank also has a Data Governance Department that was created using a governance model based on data owners, reputation and security.

Regulatory Framework

The bank has a framework of policies and regulations regarding responsibility for and protection and safeguarding of information assets, as well as risk management in this area. It includes regulatory aspects set forth in Law No. 21.096, which establishes the constitutional right to the protection of personal information; Articles 14 and 154 of the General Banking Law; Law No. 19.628 on protecting private life; and the Updated List of Standards (RAN 18-5 and 20-10) issued by the CMF, among others.







Personal Data Protection Measures

Banco de Chile protects and monitors information through encryption, access controls, and strong authentication, preventing changes or unauthorized access. Per current legislation, information related to customers is considered confidential and must be handled in accordance with applicable regulations. Protective measures include:

- Encryption of communications
- User access control
- Permit profiling
- Data Leakage Prevention (DLP) tools
- USB port control
- Robust authentication

The bank has implemented robust mechanisms for the administration and management of customer and employee data. All information generated, stored or transmitted through its internal or external networks is protected in accordance with strict security policies.

In the area of access control and personal data protection, the bank focused on ensuring security and regulatory compliance through appropriate role-based permissions management and the implementation of technical controls such as multifactor authentication, single sign-on and the principle of least privilege.

A partial list of bank activities related to access control and personal data protection follows:

1. Access management
- Role-based access control (RBAC) permissions assignment.

2. Technical control
- Multifactor authentication (MFA).
- Single Sign-On (SSO).
- Principle of least privilege.

3. Governance and compliance
- Biannual review of authority, data protection impact assessments (DPIA) and internal audits.

4. Personal data protection
- Layers of permits and views of financial debt reported in the CMF (RAN-18-5), which are safeguarded according to the matrix.

Systems, applications and data are backed up in a timely manner, ensuring their availability and recovery in the event of an issue. In addition, the backup media disposal process is designed to comply with applicable security standards and regulations, including authorization controls, detailed record keeping, specific conditions, and safe disposal procedures. These controls ensure that media that do not qualify for reuse are properly destroyed, preventing unauthorized access or misuse.

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This comprehensive approach reinforces Banco de Chile's commitment to information protection and business continuity, ensuring that data is handled responsibly and in accordance with industry best practices. Likewise, the bank has a process for disclosing and managing privacy incidents or violations, ensuring timely communication and corrective actions based on current regulations.

Banco de Chile also has implemented technologies and preventative measures focused on information and data leaks. They allow the company to identify and block any attempt to transmit personal customer data without authorization and to detect suspicious patterns and anomalous activities so that it can quickly respond to cybersecurity incidents.

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In addition, it has processes in place for conducting periodic reviews of access and privileges of employees in order to prevent unauthorized access to sensitive data. In addition, it performs personal data processing surveys (RAT) and data protection impact assessments (DPIA) in line with privacy best practices.

No breaches of personal information handled by the bank were reported in 2025, and the bank was not issued fines related to customer data and privacy protection. Banco de Chile handles customers' personal information in accordance with the regulations in force and offers communication channels for the exercise of the rights of access, rectification, cancellation and challenge on its website and at its offices or branches.

In line with its commitment to data protection and current regulations, the bank does not rent or sell personal data to third parties. It also has made provisions for disciplinary actions to be taken in case of non-compliance or privacy breaches, as established in the Internal Rules on Order, Hygiene and Safety (RIOHS).

CYBERSECURITY AND DATA PROTECTION

In an increasingly digitalized environment, the management of privacy and protection of employee and customer data and cybersecurity are a priority for Banco de Chile. The corporation addresses such challenges through a robust cybersecurity strategy with a governance structure and model for implementation.

Regulatory Framework

The bank has a framework of policies and regulations regarding responsibility for and protection and safeguarding of information assets, as well as risk management in this area. It includes, among other policies, the following:

> **Information Security and Cybersecurity Policy:** The purpose of this policy is to establish guidelines regarding the responsibility for and protection, safeguarding, and management of information security and cybersecurity risks considering elements related to processing, support, storage, and transmission of information using different formats and media.

It is reviewed and updated annually and is available to the public. It outlines responsibilities, guiding principles and regulatory compliance according to CMF Chapter 20-10. Its scope is company-wide, and it applies to all employees of



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2025

Banco de Chile, external personnel, suppliers and service subcontractors who enter its facilities and/or have access to bank and subsidiary data. In addition, the policy is known and approved by senior leadership and forms part of the bank's internal control and ethics framework.

> **Information Security and Cybersecurity Regulations:** These regulations establish a risk management-based approach in compliance with the bank's Information Security and Cybersecurity Policy. They identify the requirements for protecting information assets to encourage all organizational units to protect the bank's information in accordance with current legal and regulatory requirements.

> **Information and Communication Technologies Standard:** Its objective is to establish technological control mechanisms to ensure both the increase in value and the management of IT-related risks, which are currently considered key elements of corporate governance.

> **Information Security and Cybersecurity Standard for Supplier Management:** This standard is designed to establish a cybersecurity and information security management framework for suppliers that promotes the protection of the organization's information and systems against cyber threats through the adherence of suppliers to the security requirements established by Banco de Chile.

> **Code of Conduct and Internal Rules on Order, Hygiene, and Safety:** These rules address the handling of confidential information, including its safeguarding and restrictions on its flow within the framework of the Fundamental Principles, among others. The regulation on banking secrecy contained in the General Banking Law is included in the same framework.

This regulatory framework is based on local regulations and laws as well as international standards. It is reviewed and updated annually. Its scope includes employees, external personnel, suppliers and service subcontractors.



Structure and Governance

Banco de Chile's Cybersecurity Division is structured to allow the entity to address the changing environment of threats that may impact the technological environment, information security, cybersecurity and digital transformation.

The Chief Security Officer (CSO) is responsible for developing and implementing the information security and cybersecurity strategy and controls. This is done through processes, roles and functions based on the bank's organizational context, industry, regulations, laws, emerging threats and other considerations. This individual is also responsible for supervising its implementation in subsidiaries.

This position reports to the CEO and informs the Senior Operational Risk Committee and the board of directors of overall cybersecurity risk management. The Senior Operational Risk Committee is composed of the board chairman, the members of the board of directors, the CEO and the bank's senior executives. The body meets monthly. During 2025, 8 updates to corporate policies related to operational risk, business continuity, technological risk and cybersecurity were approved.

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In addition, the bank has an Operational Security Committee that is tasked with ensuring the protection of the confidentiality, integrity and availability of the bank's information assets. This safeguarding must be carried out in a manner consistent with the institution's business and operations strategy.

The Cybersecurity Division is made up of four divisions that work in a coordinated fashion. The Cyber Defense Department protects and monitors information assets and proactively manages threats, vulnerabilities and incidents. The Cybersecurity Management and Subsidiary Control Department is responsible for developing the cybersecurity strategy and the regulatory frameworks that support it. This entity also supports risk management, projects and budget and coordinates with subsidiaries' security personnel to ensure compliance with corporate guidelines. The Identity Management Department develops and implements the identity and access governance strategy. It uses IAM technologies and encourages continuous improvement of the bank's access controls.

Finally, the Technological Risk and Cyberintelligence Department identifies and manages technological and cybersecurity risks, anticipating threats and vulnerabilities, assessing their impact and strengthening decision-making through cyberintelligence work, including the analysis of possible attack vectors and malicious behavior.

Cybersecurity Strategy

Banco de Chile's Cybersecurity Strategy is aligned with its corporate strategy and serves as a pillar for efficiency, sustainability and digital transformation. Approved by senior management and supervised by the board of directors, it reaffirms the bank's commitment to information protection and operational continuity.

It is focused on:

- Maintaining and strengthening the security levels of information assets.



SUPPLIERS   LEGAL AND REGULATORY
COMPLIANCE   COMMITMENT
TO CHILE   MATERIAL OR
ESSENTIAL EVENTS   ADDITIONAL
INFORMATION   FINANCIAL
REPORTING

- Strengthening the protection and safeguarding of employee and customer information.
- Managing risks involving technology, information security and cybersecurity.
- Identifying, containing and eradicating cyber-attacks that could jeopardize the bank's operations.
- Developing threat detection capabilities and response actions on an ongoing basis.
- Strengthening identity and access management governance.
- Continuing to strengthen protective measures and data breach monitoring.
- Continually evaluating and improving security controls of systems and applications through security testing.
- Strengthening the culture of information security risk prevention and cybersecurity among employees, customers and suppliers.
- Improving proactive defense through advanced analytics and process automation.
- Defining and implementing security by design in digital transformation projects and processes.

To meet these objectives, the bank has developed a comprehensive model that combines proactive defense, technological resilience and advanced analytics. This approach involves identity and access management, customer and partner data protection and risk governance across the entire ecosystem, including the supply chain.

The bank analyzes trends and threats that may impact the organization or the financial sector on an ongoing basis using intelligence, reconnaissance and cyber-surveillance indicators. It also manages early warnings of new malware threats and designs mitigating measures based on monitoring, validation and prioritization of vulnerabilities, complemented by awareness campaigns. In an effort to be proactive, the bank reinforces this approach through continuous monitoring of incidents in the financial sector.

The strategy is based on international standards such as the NIST Cybersecurity Framework, ISO/IEC 27001, SWIFT CSCF and MITRE ATT&CK and is designed to promote a culture oriented towards prevention and continuous improvement. This commitment involves employees, customers and strategic partners in our efforts to protect the digital environment.

The model includes advanced monitoring, evaluations and independent reviews, which allows the bank to verify its alignment with international standards and ensure continuous evolution of the cybersecurity strategy.

Measuring Cybersecurity Management Capability

Each year, an independent third party evaluates the maturity and effectiveness of Banco de Chile's Cybersecurity Strategy, providing recommendations based on best practices and international standards which are incorporated into the initiatives of the Strategic Cybersecurity Plan.

In addition, the Internal Audit Division periodically reviews compliance—through independent information security and cybersecurity audits—and reports the results to various governance bodies.

Banco de Chile constantly monitors its perimeter security, maintaining a score of 99 out of 100 on the Security Scorecard rating.



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Cybersecurity Continuity Testing

Each year, Banco de Chile conducts various business continuity tests including cybersecurity scenarios to strengthen its processes and incident response.

9 security continuity tests performed in 2025

Supply Chain

In line with its commitment to adapt to an evolving threat landscape, Banco de Chile continuously manages cybersecurity in the supply chain as part of its Strategic Cybersecurity Plan. To this end, it has a regulatory framework for suppliers based on international standards that applies to the outsourcing of services and their management. This framework sets requirements for products, processes and capabilities offered by suppliers to help prevent, detect, mitigate and respond to cybersecurity incidents.

The implementation of validation, control and monitoring mechanisms has strengthened security in the supply chain, allowing the bank to evaluate and classify suppliers according to their cyber risk maturity, incident history and level of exposure. This makes it easier to require them to comply with controls in accordance with the criticality of the services. This approach ensures that practices evolve along with threats, safeguarding the confidentiality, integrity and availability of the bank's assets and keeping the operation within the defined risk appetite.

Training

Cybersecurity Awareness Program

Banco de Chile has an annual awareness program that is offered to its employees, customers, suppliers and community. It is developed and implemented by the Cybersecurity Division in an effort to educate employees about the different threats that exist in the digital environment and thus strengthen internal cybersecurity culture.

This program includes content related mainly to different attack techniques, such as social engineering and ransomware. The program also addresses the use of AI in the development of more sophisticated fraud.

Several actions are considered for its execution, including the creation of news pieces, infographics, and audiovisual capsules in addition to courses, lectures, evaluations, and ethical phishing exercises, which are disseminated through the various internal communication channels and the corporate training platform.

The awareness program also seeks to enhance the culture of cybersecurity by developing training activities aimed at different segments and specific roles. Plans of action and content are developed for each of these groups.

Banco de Chile has several channels for reporting situations that could be considered out of the ordinary or contrary to the







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bank's principles. These channels allow employees to report any suspicious or real cases or threats to the Cybersecurity Division so that these can be diligently managed. These include the phishing button and the Security Alert checkbox, which allows users to forward suspicious content.

During 2025, the Awareness Program continued to promote practices aimed at strengthening security culture and early detection of threats. We developed these actions to maintain the effectiveness of the reporting process and ensure that employees have the tools to identify and communicate incidents in a timely manner.

IT Security/Cybersecurity Measures

Banco de Chile generates specific awareness-raising initiatives on a regular basis, including: Cybersecurity Month, training programs for employees and phishing simulations. Employees play a fundamental part in these initiatives. They are asked to analyze emails to identify whether they are legitimate or phishing

and to take the appropriate action in accordance with security protocols. Internal disciplinary frameworks are used to address any violations identified.

Banco de Chile has an Annual Plan for Ethical Hacking and Pentesting Exercises that is designed to identify threats and vulnerabilities in its technological infrastructure. The company conducted over 150 vulnerability analyses during 2025. Their results are managed according to the vulnerability management process, involving the responsible areas. They are presented monthly to the Operational Risk and Senior Operational Risk Committees, and annually to the board of directors.

In 2025, the escalation channels maintained their effectiveness, with a proportion of actual threat reports close to 32%. This reflects consistency in the quality of the process compared to the previous year. The program includes metrics monitored in accordance with the Risk Appetite Framework (RAF).

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2025 Milestones

During 2025, the bank strengthened actions related to identity and cybersecurity risk management in response to new emerging threats. For example, it conducted access control actions for both human and non-human identities, data protection for customers and employees and comprehensive risk management throughout the ecosystem, including the supply chain. The operation remained stable despite the increase in alerts. The bank used models that allow it to respond immediately and anticipate threats, successfully avoiding any incidents that might affect business continuity. In addition, the technological architecture was optimized to support larger volumes of information. The bank also enhanced the vulnerability management process through secure development and automation practices and incorporated analytical models designed to prioritize critical actions. The bank continued to align its work with international standards, using data protection mechanisms, implementing identity management policies and strengthening its security culture through training and awareness programs for employees and customers.

There were no cybersecurity incidents that impacted the bank or its customers during fiscal year 2025.

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Banco de Chile

[O’HIGGINS REGION]

6 People

OUR WORKFORCE

Employees

Banco de Chile promotes a collaborative work environment of excellence in which equal opportunities are an essential pillar of the organizational culture.

It also has clear and transparent recruitment, selection and internal mobility policies and processes, guaranteeing free access to professional development opportunities aligned with growth goals.

The bank recognizes that its employees are the fundamental driving force for the achievement of its strategic objectives and the delivery of superior quality service. As such, it is committed to actively fostering an inclusive and diverse environment that encourages everyone to reach their full potential. It deploys robust policies, continuous training programs and responsible labor practices in order to attract and retain the best talent and promote the well-being and professional growth of its teams, as it recognizes these to be key elements for the sustainability and efficiency of its business.

The bank had a workforce of 10,301 people at the close of 2025, 51.8% women and 48.2% men.

CMF
5.1.1
5.2
5.3

Number of employees

Position	Women	Men
Senior executives	0	12
Management	195	410
Supervisors	416	545
Professional staff	1,474	1,961
Technical staff	1,565	1,312
Administrative staff	1,685	726
Total	**5,335**	**4,966**

Formal Employment and Workplace Flexibility

Banco de Chile ensures strict compliance with labor legislation, including aspects related to labor formality and unrestricted respect for the rights of each of its employees. It uses a range of work modalities to boost organizational efficiency and agility, allowing optimal adaptation to market dynamics and the needs of its teams.

Contract type

Contract type	Women		Men	
	No.	(%)	No.	(%)
Fixed-term	147	1.4%	66	0.6%
Open-term	5,188	50.4%	4,900	47.6%

Note: Banco de Chile does not have any employees with project-specific contracts or independent contractors.

Employee type

Workday	Women		Men	
	No.	(%)	No.	(%)
Part-time	119	1.2%	0	0.0%
Full-time	5,216	50.6%	4,966	48.2%

Remote work and other flexible work agreements

Flexible work agreements	Women		Men	
	No.	(%)	No.	(%)
Remote work	225	2.2%	366	3.6%
Other flexible work agreements (hybrid)	258	2.5%	422	4.1%

Note: The percentages of contract type, employee type, remote work and other flexible work agreements are calculated based on the total Banco de Chile headcount.

Internal Communications

During 2025, several corporate initiatives were rolled out to reinforce behaviors that reflect its employees' commitment and pride. These programs were aligned with the bank's strategic priorities. The "*Efecto del Chile*" campaign was launched to reflect that everyone is part of a single, unified team that moves forward together, with responsibility, commitment, collaboration, and excellence for its clients. Banco de Chile also continued to execute programs like cybersecurity month, the ethics challenge, benefits-related activities and quality of life programs. It also maintained its motivational Teletón campaign.

In 2025, Banco de Chile won two Eikon Chile Awards, which highlight excellence in institutional communication. One was given in recognition of the WhatsApp channel "BCH Juntos Unimos a Chile," which the bank created to connect its teams during the 2024 Teletón.

Mobile Digital Campaign - Eikon Gold Award

Digital: Website, social media and mobile digital Eikon Silver Award



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EQUITY, INCLUSION AND RESPECT FOR DIVERSITY

Diversity

Respect is a fundamental value in Banco de Chile's organizational culture. The bank is firmly committed to providing a work environment in which all employees feel valued and respected regardless of their gender, ethnicity, age, disability or other personal characteristics, actively promoting inclusion. To this end, the bank offers specific programs to encourage the participation and comprehensive development of all the groups that comprise the organization.

Banco de Chile promotes this commitment through plans and program designed to ensure compliance in the management of its various areas and stakeholders. This work is supported by the Technical Committee for Inclusion, Non-Discrimination and Respect for Diversity, a body comprised of employees from positions across different areas of the bank. This committee meets periodically to identify gaps, establish metrics and build efficient tools to promote a respectful, inclusive and discrimination-free work environment, both in internal operations and with regard to the external environment.

In accordance with Law No. 21.275 on labor inclusion, which requires companies with more than 100 employees to hire an inclusion manager, Banco de Chile has a team of seven employees certified as "labor inclusion managers." This accreditation formally certifies their knowledge and capacity to efficiently manage labor inclusion of people with disabilities.

A total of 163 employees with disabilities work at Banco de Chile, which is equivalent to 1.6% of its workforce.




SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   ADDITIONAL INFORMATION   FINANCIAL REPORTING

2025

Banco de Chile supported the following key programs and initiatives in this area during 2025:

Employees with Disabilities Program	This program provides comprehensive support and accompaniment to employees with disabilities, provides benefits designed to improve their well-being and promotes actions that guarantee their full participation in the organization. Program participants receive specialized social support, reimbursements for health expenses that are not covered by social security; special leave so that they can attend medical check-ups and/or treatments; and flexible schedules, if necessary.
Children with Disabilities Program	This program is offered to employees who have a child with a disability. It offers comprehensive support and counseling, providing conditions that favor the well-being of the child and their family through a benefits plan that includes comprehensive support through a social worker, reimbursement for expenses related to the child's disability and special leave time to take the child to treatment, therapy and/or medical appointments related to their disability. The program benefited 200 employees in 2025.
Inclusive Internship Program	The year 2025 marked the seventh anniversary of this program, which benefits vocational students with disabilities. The initiative ensures universal accessibility throughout the recruitment and selection process, making adjustments to facilitate the adaptation of each young person. The Talent Attraction team provides constant support to ensure that each person has an enriching and quality training experience.
Measurement of Corporate Labor Inclusion (MILE)	The Inclusive Companies Network (ReIN) created by SOFOFA published the results of its most recent MILE report which included outcomes for 75 companies. Banco de Chile stood out along with 15 other companies based on its robust plans in this area.
Chilean-North American Chamber of Commerce Mentoring Circle	During the second half of 2025, the bank participated as a mentor for organizations seeking guidance and information through the exchange of knowledge and best practices on diversity, equity and inclusion from ReIN's Diversity, Equity and Inclusion Mentoring process.
Inclusion, Non-Discrimination and Respect for Diversity Survey	For the fifth consecutive year, Banco de Chile conducted the Inclusion, Non-Discrimination and Respect for Diversity Survey, an instrument that allows the company to monitor and follow up on labor diversity, identifying gaps and opportunities for improvement for the following period. Sixty-nine percent of bank employees participated in the study, evaluating key aspects of work life such as organizational culture, gender equity and work-life balance.
Inclusive Culture Talks	During 2025, talks were held with various teams within the company to raise awareness and promote a deeper understanding of diversity, equity, and inclusion.

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The bank is governed by its Inclusion, Non-Discrimination and Respect for Diversity Policy. Its purpose is to promote a work environment based on respect, compliance with rights and obligations and equality of opportunities for all employees. This policy ensures the absence of distinctions based on gender identity, sex, race, ethnicity, beliefs, sexual orientation, origin, age or physical or mental condition, aligning with the corporate vision of being the best place to work.

In implementing this policy, Banco de Chile has made commitments to increasing the quality of life of its workers, customers, suppliers and the community in general, strengthening quality of service and shared value creation.

The bank has a Technical Interdisciplinary Working Group that is tasked with executing the inclusion policy management priorities in order to promote initiatives aligned with these goals.

It continued to use the Customer Service Manual for Customers in Gender Transition, the Support Protocol for Employees in Gender Transition and the Service Protocol for People with Disabilities in 2025. In addition to these tools for encouraging excellent service, the bank offered a Decalogue of Best Practices for Service for Senior Citizens.

The purpose of the aforementioned policies and commitments is to improve the quality of life of Banco de Chile employees, customers, suppliers, and the community in general through four priorities:

- Quality of life, work-life balance and co-responsibility
- Gender equality
- Fair treatment: Preventing workplace and sexual harassment
- Respect for and promotion of human rights

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Gender Equity and Equality

Banco de Chile continues to strengthen its policies to ensure equity and inclusion in people management. In this context, it has introduced initiatives in its compensation, recruitment and selection processes aimed at reducing gaps and promoting an inclusive environment. The organization maintains a robust system for monitoring and analyzing the pay gap by segment and level, which allows for monthly analysis of deviations and supports timely decision-making for more equitable management.

It also has a compensation policy that structures oversight of compensation and benefits based on the recognition of performance and contribution to value creation in line with principles of equity, market competitiveness and long-term financial sustainability.

This policy covers control, monitoring, and review of results, as well as approval and validation processes. In this context,

compensation management is based on general criteria of equity and objectivity rather than specific equity goals associated with the policy to date. However, supervision by independent members of the board of directors is considered to ensure maximum transparency and objectivity.

Along these same lines, the compensation system is based on methodologies and best market practices through specialized third-party consulting services. To ensure its effectiveness and continuous improvement, this system sets a fixed starting salary that does not depend on variables associated with other payments and is independent of gender, location or region. This starting salary is higher than the local minimum wage for both genders, reaffirming the bank's commitment to pay equity. The gender pay gap as of the end of December was -2.88%.

Pay gap

Position	Average pay gap	Median pay gap
Management	95.4%	97.3%
Supervisors	99.0%	100.0%
Professional staff	100.1%	100.7%
Technical staff	101.1%	101.9%
Administrative staff	87.8%	89.5%
Total	**97.1%**	**98.1%**

The average is determined by comparing the average salary of women to the average salary of men in similar positions. The median is determined by comparing the midpoint of women's salaries to those of men in similar positions.

CMF

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5.4.2

GRI

202-1

405-2



Banco de Chile

Fair Treatment: Workplace Harassment, Sexual Harassment and Discrimination

Banco de Chile is committed to creating a culture of integrity and respect among employees, customers and suppliers. This is a fundamental pillar of the quality of its service. To this end, it offers reporting channels that can be used to report any situation that involves a violation of the ethical and legal principles that govern its activity.

The visibility and efficiency of these channels has been reinforced through awareness and continuing education activities, including the Ethics Challenge, harassment prevention initiatives and the Leadership School.

In this context, in 2025, more than 1,000 leaders were trained in strategies to prevent and manage cases of workplace harassment, sexual harassment, discrimination and violence in the workplace in line with current regulations ("Karin's Law"). Likewise, 253 new managers were given specific tools designed to facilitate the ethical and responsible performance of their duties. The training sessions on the prevention of sexual and workplace harassment and workplace violence were completed by 98% of the staff and included information on procedures used to investigate and punish such conduct. All of these efforts were focused on aligning behavior within the organization with Banco de Chile's values.

Along the same lines, the bank has a Code of Conduct that is available for review on the corporate Intranet, and an Ethics Committee complaint channel, which allows employees to make inquiries or file reports quickly and securely.

Quality of Life, Work-Life Balance, and Co-responsibility

Banco de Chile actively promotes work-life balance as part of its commitment to its employees' overall well-being. To this end, it encourages balanced workloads and co-responsibility as key elements of an efficient and harmonious development environment in line with the vision of being the best place to work.

As part of this focus area and the bank's efforts to strengthen the culture of co-responsibility, the organization strictly complies with the national regulations in force regarding parental leave. There is currently no corporate policy that establishes benefits beyond those contemplated in the applicable legislation. In Chile, parental leave covers the period immediately following maternity leave. It is intended to protect and safeguard the child, strengthen the emotional bond between parents and children, promote responsible parenting and help parents balance family and professional growth.

The bank also has a Parental Support Guide, which provides clear information on how to use parental leave, the procedures related to the process and related benefits. The guide sets out specific guidelines in an effort to help employees exercise this right when they need to do so and to promote shared responsibility and balance in parenting. The guide is available to all employees on the More Connected portal or through the People Service Center channels.



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5.7

Parental leave

2025	Women	Men	Total
Employees who took parental leave	130	0	130



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Employee Support Programs

- **Lactation facilities and benefits**

  Banco de Chile complies with current legal regulations regarding maternity protection by offering qualified employees time off to feed their children. Specifically, employees are granted up to two hours per day to feed their children until the age of two. This time may be used at the beginning or end of the workday or split into two periods. Arrangements must be made in consultation with the management. This is an unwaiverable right.

  The bank also has outfitted a room that is to be used exclusively for lactation purposes at its headquarters (Huérfanos 930). The space is available from 8 am to 7 pm. The space is equipped with refrigerators, individual lockers, a sink, three private modules with ergonomic furniture and additional equipment designed to ensure privacy, hygiene and comfort.

  The organization also supports mothers by gifting them a Lactation Kit upon their return from maternity leave. This kit includes storage containers, a cooler and an informational brochure.

- **Paid parental leave**

  Paid paternity leave: Employees receive five days of legal leave following the arrival of a child. The leave must be used within one month of the child's birth in the case of biological children. The benefit is also available to adoptive parents, and the one-month period begins on the date the final judgment is issued.

- **Childcare benefits**

  Daycare: This benefit is available to female employees who have children under the age of two who have completed their maternity leave. Banco de Chile offers a nationwide network of daycare facilities. The benefit includes payment of tuition, monthly fees and transportation.

  Childcare allowance: This benefit is available to female employees who have children under the age of two who have completed their maternity leave. If a child is unable to use the childcare benefit due to serious illness or lack of availability in their community, Banco de Chile offers an exceptional allowance to the parent.

  Preschool allowance: This benefit is offered to working mothers of children between the ages of 2 and 4 who are recognized as legal dependents. It consists of a monthly reimbursement for preschool expenses.

- **Extended family or caregiver leave**

  As part of its Program to Support Children with Disabilities, Banco de Chile offers flexibility and special leave arrangements to support employees who care for children and young people with disabilities. Employees can request time off to accompany their children when they receive medical treatment, therapies or visits to specialists. This initiative is a testament to the bank's commitment to family support and labor inclusion.





- **Stress management, sports and physical health**

My Health Program (*Programa Mi Salud*)

As part of its efforts to support employees' overall well-being, the bank has developed the following preventative health initiatives:

→ Flu vaccine campaign
→ Women's health screening
→ Preventative medical testing
→ Smoking cessation program
→ Medical and nutritional care

Active Chile Program (*Programa Chile Activo*)

Banco de Chile makes this sports, culture and recreation initiative available to all its employees and their families. This national program promotes inclusion, well-being, the development of healthy habits and overall care for the bank community through the following activities:

→ Academies: Basketball, soccer, artistic gymnastics, taekwondo, tennis and volleyball.
→ Clubs: Cardio HIIT, functional training, running, taekwondo, tennis, volleyball, yoga and Zumba.
→ Tournaments: Soccer, tennis, paddle tennis and others.

Active Break Program (*Programa de Pausas Activas*)

Free, voluntary initiative aimed at promoting physical and mental well-being by engaging in short exercise-focused breaks during the workday. The Active Break Program is offered to bank workers with fixed-term or open-ended contracts as well as external workers. It is designed to reduce stress, improve concentration and promote a healthy and efficient work environment.

Counseling Program (*Programa Orienta*)

Banco de Chile's Counseling Program has proven to be a fundamental tool for supporting employees who face personal challenges and for helping them with their overall well-being. It offers a variety of services and advice to support both workers and their families:

→ Social assistance
→ Psychological support
→ Legal advisory services
→ Pension advisory services
→ Health insurance advisory services
→ Counseling and support for individuals impacted by domestic violence
→ Financial wellness counseling
→ Vocational and professional guidance
→ Talks and webinars

The bank offered a series of webinars in 2025 as part of its Counseling Program. Topics addressed include emotional growth and self-care, parenting skills, time management, mindfulness, safe environments free of domestic violence, financial wellness, vocation and professional future. More than 900 employees from different parts of the country attended the talks.

The program and its initiatives promote co-accountability and work-life balance, reflecting the organization's commitment to its employees' overall well-being.

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Respect for and Promotion of Human Rights

Banco de Chile maintains an explicit commitment to the respect and promotion of human rights. This commitment is reflected in various actions and policies as well as the bank's adherence to Global Compact Chile.

Formal and Regulatory Commitment

- The bank respects and promotes human rights in strict compliance with national and international regulations, including laws such as No. 20.507 (prevention of trafficking and smuggling) and Law 21.643 (prevention and punishment of harassment and workplace violence).

- Its Program for Promoting Human Rights and Preventing Workplace and Sexual Harassment is aimed at strengthening fair treatment, dignity and an inclusive culture.

- In regard to operations and suppliers associated with Banco de Chile's work, the bank has not identified any risk of child or forced labor or limits on freedom of association and negotiation for suppliers involved with the bank. However, labor legislation clearly states that the bank cannot interfere with these organizations' management, which the bank fully respects and fosters.

Policies and Training

- The bank uses the More Connected platform to offer courses and training activities on diversity, inclusion, sign language, fundamental rights and preventing discrimination.

- The entity has an Inclusion, Non-discrimination and Respect for Diversity Policy that prioritizes respect for and promotion of human rights.

Awards and Standards

- Banco de Chile was recognized by Global Compact Chile in the Human Rights category for its program to prevent harassment and promote fundamental rights based on the SDGs.

- The bank also prepares reports for international indexes like the Dow Jones Sustainability Index, which evaluates practices related to human rights.

Banco de Chile renewed its commitment to A Friendlier Chile (*Un Chile + Amigable*), continuing to focus its management activities on fair treatment and dignity. This became a crucial aspect of effective management in the implementation of Law 21.643, which prevents and punishes harassment and workplace violence. Its introduction gave us an opportunity to reinforce the organizational culture, earning the bank the "United for Better Coexistence Seal" awarded by Mutual de Seguridad. The recognition was based on the fact that each bank work center achieved 100% compliance with the evaluation standards.

In summary, Banco de Chile incorporates international human rights principles and standards into its internal management, corporate policies and training programs.



Human Rights

Mechanisms for Risk Mitigation and Remediation of Human Rights Risks

Processes Implemented to Mitigate Human Rights Risks

Banco de Chile maintains an unwavering commitment to respect human rights, guaranteeing unrestricted compliance with national and international regulations in force. This includes compliance with key guidelines such as Law No. 20.507, which recognizes the crimes of smuggling migrants and trafficking in persons, establishing rigorous standards for the prevention and prosecution of such activity.

To this end, the organization has a robust framework of policies and tools designed to prevent situations that may violate human rights. One example of this is the company's Inclusion, Non-Discrimination and Respect for Diversity Policy, the foundation of a collaborative work environment. The bank's Guidance Manual for Our Coexistence establishes clear standards for dignified treatment. Banco de Chile has introduced the following measures related to preventive management and operational efficiency:

- Ergonomic workstation evaluations and adjustments, providing reasonable adaptations for people with disabilities.
- Ongoing monitoring of hygiene, safety and accessibility conditions in compliance with Supreme Decree No. 594 and the company's internal regulations.
- Comprehensive wellness programs and active breaks, promoting work-life balance and emotional health.
- Continuous training on fundamental rights, prevention of harassment and promotion of diversity.

The **Labor Support** channel provides confidential guidance in situations of harassment or **discrimination, ensuring ethical and responsible management**.

Mitigation Plans

Prevention and mitigation strategies are implemented across all branches and operating units nationwide, guaranteeing homogeneous standards. During 2025, mandatory training programs were provided, including leadership modules for new leaders with a focus on fundamental rights. Similarly, occupational health and safety protocols such as training in cardiopulmonary resuscitation (CPR) and the use of automated external defibrillators (AEDs) are maintained throughout the network, enhancing employee safety.

Corrective Actions Taken

The bank has a formal complaint channel for confidential reporting of any violation. The system is managed by a specialized team that provides an impartial analysis and promptly takes the necessary corrective or disciplinary measures. When situations are substantiated, remediation mechanisms are deployed. These include:

- Preventive separation of the parties during the investigation.
- Protection and psychosocial support for affected persons.
- Strict commitment to prevent retaliation against individuals who file complaints in good faith.
- Training and process optimization to prevent recurrence.

During 2025, the preventive framework was enhanced by self-paced courses offered to bank employees on topics such as diversity, sexual inclusion and fundamental rights, reinforcing the commitment to the organization's cultural growth.



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Respect for and Promotion of Employment Rights

Social Dimension

Student Internships

- **Inclusive Internship Program**

  Banco de Chile maintains a formal and structured approach to managing internships based on its commitment to the development of the students and/or graduates of various educational institutions completing internships at the bank. It provides them with opportunities, knowledge and learning in a variety of areas within the organization.

- **Adequate compensation**

  The organization periodically conducts compensation benchmarking studies in collaboration with specialized external consultants. This ensures that the compensation structure remains competitive and aligned with market trends, supporting the well-being of its team members. Internally, compensation is governed by a merit-based model structured in salary bands. This approach contributes to internal equity, transparency and efficiency in talent management.

- **Working hours and annual leave management**

  Banco de Chile has instituted a 39-hour work week, which is lower than the legal standard. Its leadership implemented this as a concrete measure to promote work-life balance, optimizing operational efficiency. Any overtime must be authorized in advance and justified based on exceptional operational needs. Management is responsible for approving overtime only when strictly necessary, and the terms must be agreed upon in advance.

  The bank uses digital systems to manage attendance. This allows it to monitor workloads and ensure adequate compensation. Weekend work is governed by collective bargaining agreements that provide for additional benefits. Employees in sensitive roles are subject to a legal holiday policy. Leaders are encouraged to proactively manage the use of vacation time in an effort to ensure that everyone has adequate rest and maintain continuity of service.





- **Work with employee representatives**

  The organization maintains open and ongoing communication with employee representatives. During fiscal year 2025, the agreements in force remained active, fostering cooperation through joint working groups and technical meetings to address labor issues and align interests for mutual growth.

- **Gender pay gap**

  The bank monitors fixed compensation on a monthly basis using internal analytical tools to detect and manage potential gender pay gaps. These results are reviewed by the compensation team and reported to the Directors' and Audit Committees. This ongoing oversight reflects its commitment to fair and transparent compensation.

- **Social support**

  Banco de Chile offers a comprehensive social benefits package that exceeds legal requirements. Its employees can access a wide range of benefits including supplemental health insurance, catastrophic illness coverage, dental care and life insurance. These products are available to all employees regardless of their role or years of service.

- **Training and lifelong learning**

  Banco de Chile has a training model that promotes lifelong learning and training in key job skills through initiatives such as the Commercial and Technological Academy, and the Leadership School, each oriented to specific segments. Training is adapted to the needs of the different roles through hybrid curricula. This allows us to achieve high participation rates. Banco de Chile also funds undergraduate and graduate education for outstanding employees through internal platforms and partnerships with accredited universities.

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Banco de Chile's department of Occupational Health and Safety (OHS) has introduced strategic initiatives designed to strengthen the comprehensive protection of employees, external personnel and customers. This approach ensures regulatory compliance while optimizing operational efficiency by maintaining safe and healthy work environments.

The Occupational Health and Safety Management System (OHSMS) allows us to continuously monitor the effectiveness of and adherence to the five pillars that support the company's work in this area:

> OHS preventive management
> Legal compliance
> Risk management
> Emergency management
> Contract management

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The bank implemented the system in 2025, strengthening the preventive culture and safeguarding the operational continuity of all its units. The process was based on national legislation (Law No. 16.744, Supreme Decree No. 594, Supreme Decree No. 44 and Law No. 20.123, among others) and was guided by international standards (ISO 45001 and ISO 45003), reaffirming our commitment to excellence and sustainability.

In 2026, the Occupational Health and Safety Department will continue to strengthen the OHS Management System, integrating digital tools and advanced preventive practices in order to maintain a management model aligned with international standards and the bank's commitment to caring for people. In this context, structured actions will be developed in the following areas:

System planning and design based on ISO 45001

- Preparation and approval of the ISO 45001 Implementation Plan, determining the scope, resources, roles and annual schedule.
- Incorporation of quantified goals for each part of the system (operational management, leadership, participation, performance evaluation and continuous improvement).

Assessment and gap closure

- Performance of an initial assessment aligned with ISO 45001 requirements and local regulations.
- Development of action plans with responsible parties and compliance dates that include a monthly follow-up.
- Progressive gap closure with quarterly reports to the People Division and the Executive Health and Safety Committee.

Internal and external audits

- Internal audits of the management system, prioritizing the bank's critical units and aligned subsidiaries.
- Follow-up on non-conformities and opportunities for improvement, with automatic reports generated using the corporate platforms.
- Preparation of the organization for external certification audits in the medium term.



Digital tools and solutions

- Strengthening existing platforms to improve traceability, preventive analysis and document control (legal management, investigations, operational controls, audits and KPIs).
- Development of new digital solutions for predictive analytics, early warnings and automation of critical flows in the management system.

Quantified preventive performance indicators and targets

The following measurable targets were set for 2026:

- Accident rate of less than 0.5%.
- Incident rate of less than 15%.
- One hundred percent of incident investigations completed within 10 working days per system requirements.
- Compliance of 85% or more for the OHS Training Program, considering natural variations due to turnover and hiring.
- Compliance rate of 85% or more with the Legal Management Program, accredited through audits.

Progress on these goals will be monitored on a monthly basis, with monthly reviews by the Executive Health and Safety Committee and annual reporting included in the bank's Annual Reports.



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WORKPLACE SAFETY

Promoting Occupational Health

To ensure the well-being and quality of life of its people, Banco de Chile partnered with Mutual de Seguridad to offer both required and complementary services that add value to the employee's life cycle:

Infirmary: Primary care for discomfort or suspected workplace accidents, managing timely referral for diagnosis and treatment.

"Mi Doctor" consultation: Face-to-face medical examination conducted by a professional who is authorized to write prescriptions and order tests. The program offers online appointment scheduling for agile and efficient service.

Nutritional consultation: Anthropometric assessment and design of personalized guidelines to promote healthy habits.

Preventative medical screening: Early detection of prevalent pathologies (cardiovascular, endocrine) through a battery of tests and a physical examination.

Occupational examination with teleservice: Early detection of pathologies associated with voice use and hearing health.

Active breaks at branch offices nationwide: Brief mobility and stretching exercises are performed during the workday to improve circulation, reduce fatigue and prevent injuries. This practice promotes healthy habits and a more dynamic work environment.

These services and activities are performed by certified professionals who offer confidentiality and excellence in care

in accordance with the current regulations governing each of these matters.

During 2025, Banco de Chile developed the strategy and planning for a Preventive Health Work Program in compliance with Supreme Decree No. 44 of the Ministry of Labor and Social Welfare. The purpose of this program is to establish and report on prevention and health promotion actions that the organization implements to strengthen its preventive culture, reduce occupational risks and promote safe, healthy and inclusive work environments.

This plan is based on the current regulations, including:

- Supreme Decree No. 44, which establishes the obligation to develop a Preventive Work Program with a focus on gender, inclusion and participation of workers.
- Law No. 16.744 on workplace accidents and professional Illnesses.

During 2025, the bank engaged in the planning that laid the groundwork for strategic initiatives in 2026. These efforts are aimed at promoting healthy lifestyles, preventing alcohol and drug consumption, encouraging safe driving and strengthening mental health in the workplace.

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Employee Participation

The bank fosters a participatory safety culture with efficient channels for dialogue and consultation through various technical working groups and committees that strengthen preventive management and well-being at work, as detailed below:

Responsibilities of Working Groups and Committees

- **Psychosocial Working Group:** Collaboratively manages and analyzes efforts associated with psychosocial risk factors and related regulations.
- **Comprehensive Safety Working Group:** Identifies and oversees critical situations that may affect physical, occupational, emotional safety and/or operational continuity. This includes developing preventive protocols.
- **Joint health and safety committee:** This body, which is comprised of company and employee representatives, investigates accidents and proposes preventive measures.
- **Emergency committee:** Responsible for strategic coordination of the planning, organization and use of available resources in the event of an emergency.
- **Implementation committee:** Implements and monitors the Psychosocial Protocol based on the CEAL-SM SUSESO methodology.

The bank also maintains direct service and support channels.

- **Emergency hotline:** Available 24/7 to provide advice and support on occupational health and safety issues.
- **Email address** seguridadlaboral@bancochile.cl.

These bodies reflect Banco de Chile's commitment to comprehensive risk management and the creation of safe work environments, encouraging the participation of all workers.



Independent External Certifications

Mutual de Seguridad Competitive Business Certification Program

In 2025, Banco de Chile earned full national certification for 100% of its locations through Mutual de Seguridad's Competitive Business Certification Program. This standard evaluates the implementation of occupational health and safety measures aimed at legal compliance, risk mitigation and productivity in the workplace. Although it is not a formal ISO certification, the program is aligned with the essential principles of international standards such as ISO 45001 (OHS management systems) and ISO 45003 (psychosocial risk management).

This achievement points to the institution's commitment to continuous improvement, innovation in risk management and alignment with leading industry practices, helping us to achieve excellence in occupational health and safety throughout the organization. The bank surpassed the 2024 goal set when it was certified in the standard category, demonstrating sustained growth in its safety standards.

As part of its efforts to promote continuous improvement, the bank will adopt the Supreme Decree No. 44 guidelines in 2026, strengthening the gender perspective and participation in safety and health, aligning with the new national policy in this area.

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WORKPLACE SAFETY

Joint Committee Certification

The bank reached a key milestone in occupational health and safety in 2025: 100% of the Joint Health and Safety Committees authorized to engage in this process qualified for the Gold category of the Mutual de Seguridad Program.

The company has made significant progress since earning full Bronze category certification in 2024. Reaching the Gold level speaks to the organization's commitment to excellence in risk prevention, continuous improvement and team participation in the co-construction of safer and healthier work environments.

Impact of the Achievement

- Strengthening of preventive culture.
- Recognition of cooperation between areas.
- Meeting and exceeding regulatory and corporate standards.

This success challenges us to continue to innovate and maintain high levels of occupational health and safety performance.

United for Better Coexistence Certification

During 2025, Banco de Chile earned certification for 100% of its locations, becoming the first company to obtain the **United for Better Coexistence** seal for locations nationwide. The certification is granted by Mutual de Seguridad

in recognition of the comprehensive implementation of policies, procedures and actions aimed at preventing and addressing situations of workplace violence and harassment in compliance with Law No. 21.643 (Karin's Law).

The seal is proof of the bank's commitment to promoting safe, respectful and violence-free work environments, solidifying its leadership in occupational health and safety and strengthening an organizational culture based on respect and coexistence.

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SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   ADDITIONAL INFORMATION   FINANCIAL REPORTING

2025

Workplace Accidents

In compliance with Law No. 16.744, an annual work plan focused on preventive efficiency was implemented in an effort to manage operational risks and minimize the accident rate across the organization.

This plan provides comprehensive coverage for workplace accidents, including medical care, rehabilitation and economic benefits in accordance with current regulations. These activities are informed by strict information security protocols, safeguarding the privacy and confidentiality of each employee's health information in compliance with Law No. 19.628.

Preventive and corrective actions are based on the application of HIRA matrices and updated risk maps; monitoring of key indicators such as accident rate, frequency and severity index; and the investigation of incidents through root cause analysis and continuous improvement plans. By taking these measures, the bank reaffirms its commitment to protecting the health and safety of its teams, ensuring safer and more reliable work environments aligned with the highest preventive standards.

Historically, Banco de Chile has a fatality rate of zero and an occupational illness rate of less than 0.05%. As a result, no specific reduction targets have been set for these indicators. However, the bank maintains and develops programs and guidelines that safeguard the occupational health and safety of its employees.



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Occupational safety indicators

	2022	2023	2024	2025
Accident rate	0.40%	0.30%	0.28%	0.36%
Incident rate	6.65%	11.30%	9.27%	13.66%
Occupational illness rate	0.04%	0.01%	0.02%	0.05%
Severity index	19.59	41.46	32.92	36.45
Frequency index	1.58	1.19	1.12	1.42
Total days lost to work-related accidents	521	1,115	853	927
Days lost to professional illness	181	91	100	452
Fatalities	0	0	0	0

I/   Accident rate: the number of lost-time accidents per 100 employees.
II/   Incident rate: the number of days lost per 100 employees.
III/ Occupational illness rate: the number of professional illnesses per 100 employees.
IV/ Severity index: the number of days lost per million hours worked.
V/   Frequency index: the number of work-related accidents per million hours worked.

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Occupational Health and Safety

Occupational Health and Safety Indicators

Pursuant to S.D. No. 110/1968, the financial sector maintains a presumptive risk contribution of 0.93%. Based on performance and S.D. No. 67, Banco de Chile's actual additional contribution was 0.93%.

During 2025, the accident rate was 0.36% and the incident rate reached 13.66%.

Management System Reportability and Traceability

Banco de Chile has developed an occupational health and safety (OHS) management system that complies with current regulations and also ensures control and continuous improvement through solid reporting and traceability processes. These processes are essential to demonstrating legal compliance, making data-driven decisions and strengthening the preventive culture throughout the organization.

Each pillar of the system has digital tools that allow employees to record, monitor and audit every action in real time, ensuring complete traceability from risk identification to the implementation of corrective measures. These solutions facilitate flow automation, data consolidation and the generation of dynamic dashboards for the visualization of critical indicators such as accident rate, frequency, severity and regulatory compliance.

These tools enable the bank to present objective evidence regarding the execution of inspections, audits and training, as well as any follow-up on action plans.

Joint health and safety committees are key to this process. They participate in risk identification, incident investigation, inspections, observations and validation of preventive measures. The fact that the bank earned Gold category certification in the 2025 Mutual program speaks to the reliability of the system and the work that the entity does in the area of preventive management.

Supplier Management Integration

The bank has implemented a special regulation for contractor companies together with an occupational health and safety (OHS) management procedure that establishes legal and operational obligations for external service providers. This model ensures that the entire value chain operates under the same occupational health and safety standards as the bank.

Bank managers have access to a digital document control platform that allows for real-time verification of accreditations, regulatory compliance and operational requirements. In addition, service contracts include specific clauses to ensure alignment with Chilean regulations and institutional standards.

This digital system facilitates the monitoring of deadlines, automation of controls and consolidation of information, promoting a preventive, safe and continuous improvement culture at each stage of the service. The bank's implementation of these steps reflects its commitment to national regulations and international best practices in OHS.

OHS Training and Awareness

The organization has an annual comprehensive training program that is based on the mapping of risks present in the different work environments. This strategic approach ensures that each training activity responds to real risk prevention and control needs, contributing to the continuous improvement of the occupational health and safety management system.





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The bank has partnered with Mutual de Seguridad to develop and implement theoretical and practical courses aimed at strengthening its preventive culture and capacity to respond to critical situations. The program addresses essential contents for preventive management, including:

- Hazard Identification and Risk Assessment (HIRA) as a basis for preventive planning.
- Protocols for psychosocial risk management (CEAL-SM SUSESO) aligned with national regulations and international standards.
- Investigation of accidents and incidents using the causal tree methodology to ensure continuous improvement.
- Emergency management, including procedures and drills.
- Other specialized content updated to address emerging risks and new/updated regulations.

This training model complies with current regulations and promotes a solid culture of prevention, encouraging employee participation and excellence in occupational health and safety throughout the organization.


RECOMENDACIONES PARA CICLISTAS
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Employee Consultation and Participation

The bank continued to promote spaces for dialogue related to occupational health and safety in 2025, maintaining existing spaces for employee consultation and participation and adjusting the composition of its committees as follows:

- **Emergency Committee:** 3,056 participants, 621 of whom hold leadership positions.
- **Joint Committee:** 648 participants, 263 of whom hold leadership positions.
- **Application Committee:** 888 participants, 395 of whom hold leadership positions.

In addition, 100% of the authorized joint committees earned Gold category certification through the Mutual de Seguridad program. This reaffirms the institution's commitment and the active participation of workers in occupational health and safety at work.

OHS Performance Objectives

The bank maintained its commitment to keeping the accident rate below 0.5% and the incident rate below 15% during 2025. This reflects the soundness of the corporate strategy on occupational health and safety.

Approval of Occupational and Workplace Safety Guidelines

The bank's commitment to occupational health and safety guidelines is approved at management level. This ensures that they are implemented across the company and encourages governance of the company's preventive management.

WORKPLACE SAFETY

Psychosocial Risk Management in 2025 (CEAL SM/SUSESO)

Implementation of Psychosocial Risk Assessments (CEAL SM/SUSESO 2025)

Banco de Chile reevaluated the implementation of the Work Environment and Mental Health Evaluation Questionnaire (CEAL SM) in 2025 in accordance with the methodology established by the Superintendence of Social Security (SUSESO) and within the deadlines established by current regulations.

This nationwide process was aimed at identifying, controlling and reducing psychosocial risks in the workplace. A total of 9,373 people were eligible to participate, and 7,618 did so, which represents a response rate of 81.3%. This reflects a high level of commitment to preventive management and improvement of the work environment.

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The assessment was applied in 247 locations grouped into 125 Application Committees (CDA) in accordance with the psychosocial methodology in force, safeguarding the confidentiality and representativeness of the results.

Main Results

Overall, the results show significant progress with respect to the previous process, with a substantial improvement in the bank's psychosocial risk levels:

- Practically all the units evaluated (124 CDAs covering 245 locations) were found to present low risk.
- Only one CDA corresponding to 2 locations presented medium risk.
- There were no high risk CDAs or locations. This reflects a 100% decrease in high risk outcomes and a 50% reduction in medium risk outcomes with respect to the 2023 measurement.

The results show that 72% of the people evaluated report that they are satisfied or very satisfied with working at Banco de Chile, an indicator that is part of the continuous monitoring of the work climate and employee well-being.

Dimensions Evaluated and Protective Factors

The CEAL SM instrument assessed 12 dimensions of psychosocial risk. The "Violence and Harassment" dimension was identified as a protective factor in 100% of the Application Committees (CDA) evaluated, which reflects sustained progress in preventing, identifying and addressing these situations in the different work teams.

Preventive Approach and Continuous Improvement

The implementation of the CEAL SM/SUSESO 2025 reflects Banco de Chile's commitment to the safety, health and well-being of its workers, strengthening a preventive culture based on respect, participation and continuous improvement.

The results constitute a key input for preventive management and the development of initiatives aimed at promoting safe, healthy and sustainable work environments throughout the organization.



DEVELOPMENT, BENEFITS AND TALENT RETENTION

Banco de Chile has created an ecosystem of benefits and measures that address the overall well-being of its employees. It covers physical, emotional, mental, social and financial dimensions. The organization recognizes that talent retention is fundamental to sustaining its growth and reaching its customer experience goals. As such, it offers personalized initiatives such as mentoring, career planning and internal mobility, strengthening commitment and professional development.



Professional Development

During 2025, the bank invested a total of Ch$2,945 million in training and development programs. That amount is equivalent to 0.1% of the company's total annual revenue. Banco de Chile also expanded the "Manage Your Learning" program in 2025, offering more than 50 personalized sessions to teams across the organization. It continued to develop its Technology Academy, updating content on cybersecurity, agility, data & analytics and the cloud and granting more than 350 certifications in key concepts based on current trends. The bank conducted technical assessments to measure team knowledge and reduce gaps through customized learning paths. The Business Academy also continued to reinforce the optional and adaptive skills needed to take on the challenges of the business, focusing on the quality of service and the sales process.

As part of its people development strategy, Banco de Chile continued to deliver on its commitment to training future professionals through its Internship Program, part of the "Education for Chile" initiative. More than 500 students completed internships in different areas of the bank in 2025. Program beneficiaries were students from universities, institutes, foundations and vocational-technical high schools. Eleven percent of them were subsequently hired by the institution, which reflects the real impact of this initiative on employability.

The bank has striven to offer a comprehensive experience, including delivering a welcome kit, assigning mentors, implementing training and organizing activities that strengthen loyalty to the company, such as the Welcome Day, the celebration of Intern Day and the creation of a virtual community to share information, discuss questions and network with other professionals. The bank has improved the process each year in an effort to offer each intern an enriching experience and immerse them in its corporate culture.

This initiative contributes to the development of young talent and to the growth of the country, positioning Banco de Chile as a key player in the creation of opportunities for new generations. The bank's academic outreach program has also had an impact on participants. More than 10,000 young people have interacted with it through talks, job fairs, guided visits to the different areas of the bank and other activities. It has thus contributed to strengthening the skills and abilities for employability of young people who are seeking their first internship experience or their first job.

As part of its commitment to excellence, the bank awarded 196 undergraduate and 84 graduate scholarships to outstanding employees in 2025. This reflects its tangible commitment to continuous training and professional development in response to current challenges.

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Talent Attraction, Development and Retention Initiatives

The bank implemented key initiatives designed to create a differentiating value proposition for current and potential employees in 2025 as part of its efforts to strengthen the company's ability to attract and develop high-potential talent.

Key milestones include the deployment of the new digital platform Trabajaenelchile.cl, which offers an updated application experience for internal and external candidates. The tool facilitates interaction with managers throughout the process and offers functionalities such as the candidate comparison tool, an AI review of candidate CVs and support with practical guides for candidates and supervisors.

The Onboarding Program was also updated, adding a support model focused on cultural adaptation, learning a new role and early integration into teams. The program includes a welcome kit, personalized mentoring and a conference for new hires held in the Metropolitan Region.

During 2025, Banco de Chile reaffirmed its position as one of the most valued employer brands in the country. For the twelfth consecutive year, the organization was recognized at Merco Talento, placing first in the financial sector in attracting and retaining talent at the national level. Its institutional social media presence continues to be a strategic pillar in this area. LinkedIn (@BancodeChile) continues to be the main platform for maintaining visibility and relationships, with more than 422,000 followers at the end of 2025. During this period, Banco de Chile positioned itself within the most important corporate digital communities in the country.


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Leadership Development Training

The following initiatives reflect the importance of leadership for the bank's strategic objectives:

→ **Banco de Chile Supervisor Leadership School**

During 2025, 1,384 supervisors participated in modules on "Neuroscience in decision-making: Mitigating unconscious biases" and "Tools for managing work teams."

→ **Branch Manager Leadership School**

This program is offered to new branch managers and heads of business and retail platforms. Over 130 individuals took part in the leadership school, which focused on management skills and commercial productivity.

→ **Beginning to Lead**

The bank provided training on team management and labor relations to 253 new leaders.

→ **Mentor Leaders**

The purpose of this program is to develop skills, promote learning and share knowledge between experienced leaders and newer employees in an effort to contribute to the growth of future generations, strengthen the organizational culture and build networks within the organization. The bank has over 66 certified mentors at present.

→ **Leadership for Three Strategic Priorities**

This program is offered to bank executives and is designed to deepen their systemic understanding of leadership. The coursework is based on real cases proposed by the participants as well as the organization's strategic objectives. A total of 19 managers and 22 deputy managers from the bank's various divisions completed the program this year.

→ **Storytelling**

This program is offered to bank executives. It is designed to help them develop communication tools and strategies for building structured stories that inspire and motivate teams. A total of 18 managers and 17 deputy managers from the bank's various divisions completed the program this year.

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Human Capital Management

Professional Development Program

At Banco de Chile, training and development are strategic pillars that drive professional growth, internal mobility and a high-performance collaborative culture. In view of this, the organization offers inclusive and quality learning experiences that are aligned with its current and future needs.

The bank has developed a comprehensive learning portfolio that includes:

Learning methods offered for professional development

a. Coaching or mentoring:

o The "Education for Chile" program includes five initiatives that provide training and support for employees in two areas: financial education and employability and literacy.

o Topics introduced related to the former include impactful and personal communication, family financial planning, economic indicators and mentoring and coaching skills for decision making and life planning.

o In the employability and literacy segment, employees receive training and support focused on building connections, providing feedback, motivating others and managing emotions.

o The "Women Who Inspire" program promotes women's empowerment through learning tools that strengthen their professional development and leadership skills. Participants receive training to enhance their skills and teach them to act as role models within the organization.

o Inclusion volunteer opportunities with a focus on seniors, including training and support for employees for the formation of bonds and spaces for dialogue about unconscious biases regarding ageism and the dying process. The bank gives volunteers the tools they need to play a positive role in the lives of older people in the community.

o Environmental stewardship initiatives give employees the opportunity to serve as ambassadors to teams of workers nationwide. Participants receive training on recycling methods, resource conservation and environmental impact.

o The Support (*Acompañamiento*) program offers individual coaching sessions for employees who have recently assumed roles of greater responsibility or who are leading former colleagues. These sessions are conducted by experienced external consultants and are supervised by Banco de Chile's Internal Talent Development Department.

o The bank also offers specific "Team Leadership Coaching" programs aimed at improving leadership skills and equipping managers with effective management tools.

b. Teams and networks:

Banco de Chile has established virtual communities in Microsoft Teams and on the More Connected platform. These "communities" are managed within the Microsoft Viva Engage environment and foster horizontal knowledge, sharing, peer-to-peer collaboration and intergenerational participation.

The platform includes notifications, multimedia support and thematic discussion groups aligned with professional and personal interests. Experience has shown that these communities can improve adaptability, promote autonomy in learning and strengthen a sense of belonging and shared purpose within the bank.



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Types of programs offered for professional development

a. Cultural education:

During 2025, the training strategy was strengthened to promote inclusion and respect for different cultural perspectives throughout the organization. These actions aimed to increase awareness and understanding of diversity by integrating specific content into key programs as explained in greater detail below:

- **Onboarding:** The onboarding process was updated to include awareness-raising content on cultural diversity and labor regulations in an effort to ensure that all new employees understand the bank's values and inclusive practices.

- **Leadership School:** More than 1,380 managers participated in the "Neuroscience in decision-making: Mitigating unconscious biases" module, which offers practical exercises that can help employees to identify biases, foster collaboration and ensure more equitable management practices. This approach helps form diverse teams and strengthen the organizational culture.

- **Mentorships:** Sixty-six certified mentors received updated training, and 49 new mentors started volunteer processes, supporting professionals and mid-level managers in their efforts to develop new skills. This program reinforces inclusion and respect for diversity, promoting a culture of collaboration and intergenerational learning.

- **Inclusive Culture Talks:** During 2025, sessions were held for various teams within the organization. The content focused on raising awareness of diversity, equity and inclusion. These spaces include practical content and examples that can be applied to the work context. The goal is to strengthen participants' understanding of biases, promoting collaborative environments and installing a more inclusive organizational culture.

Together, these initiatives comprise a comprehensive strategy that promotes diversity and equity as fundamental pillars of the bank's corporate culture, contributing to the development of more inclusive and resilient teams.

b. Transition program for retired and former employees:

In addition to the Outplacement and Employability Program, which supported more than 50 people in 2025 by providing training and job search tools to facilitate their transition to new professional opportunities, Banco de Chile offers programs dedicated to employees with disabilities who are in the process of retiring.

The bank offers inclusive outplacement benefits as part of its Employees with Disabilities Program. The initiative is offered to workers who have left the institution, offering outplacement advice and support and facilitating the development of inclusive processes in the disabled worker's exit phase through a personalized approach.

The process includes an initial assessment interview, development of an action plan, individual mentoring and training and employment workshops. The inclusive outplacement program lasts three months. The Counseling Program (*Programa Orienta*) provides advising related to pensions. Employees who are looking into pension benefits due to retirement or disability and survivors of beneficiaries can receive support and guidance. Pension advisors offer personalized services including guidance on requirements and modes (programmed withdrawal or annuities). The Counseling Program also provides financial advice so that workers can take measures to improve their pensions.

This benefit is available to all employees with open-term contracts and their legal dependents. It is a free benefit that can be used to access in-person or virtual advising services.

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Training for all employees

Banco de Chile makes training programs and volunteer services available to all employees regardless of contract type (full or part-time), distributing development opportunities and required training equally to all employees.

Impact of Leadership Development Programs

The bank monitors the effectiveness of its training programs using measurable indicators:

- Banco de Chile Supervisor Leadership School: Participants who did not meet expectations in 2024 improved an average of 29.5% in the 2025 Climate and Well-being Survey after completing this training.

- Branch Manager Leadership School Participants who did not meet expectations in 2024 improved an average of 7.7% after completing the program.

Training and development initiatives and results

Training line	Results and key figures
Beneficiaries	11,216
Distinctive skills	• 8 modules / courses • 10,155 people • 99.4% of participants passed • 6.5 satisfaction rate (on a scale of 1 to 7)

Leadership School	**New branch managers and Retail and Business banking platform heads**
	• 130 participants
	• Purpose management skills
	• Adaptive skills
	• Skills for effectiveness
	
	Banco de Chile supervisors
	• 1,384 supervisors
	• Leading with Chile Hallmark (Management Tools, DNA Assessment, Expressing Appreciation, Consequence Manager)
	• Applied Neuroscience II (Decision-making and Bias Mitigation)
	
	Beginning to Lead
	• 253 new supervisors
	  - People Management
	  - Performance Management
	  - Fundamental Rights
	  - Labor Relations

Business Academy	• 3 curricula • 1,461 Retail segment executives • 442 Business segment executives
Technology Academy	• 8 job families • 880 people • 361 certifications • 523 master classes





Performance Management

To ensure sustainable management, Banco de Chile has introduced a periodic assessment methodology for employee performance. The approach covers multiple categories and organizational levels. This integrated approach is based on a feedback system that involves all employees, combining quantitative and qualitative indicators to arrive at a comprehensive view of their performance.

Quantitative evaluations are conducted annually in the support areas using the Challenges tool. Quarterly goals are set for the business areas, which allows for continuous monitoring adapted to the nature of each role.

Qualitative tools include the DNA Assessment and acknowledgment and recognition programs, which facilitate the identification of strengths and the design of development plans in competencies, skills and key behaviors for professional and organizational growth.

Percentage of employees evaluated

Gender	Percentage of employees evaluated
Women	95.3%
Men	96.0%
Total	**95.6%**

Position	Percentage of employees evaluated
Senior executives	100.0%
Management	92.9%
Supervisors	97.0%
Professional staff	95.9%
Technical staff	95.4%
Administrative staff	95.7%

In regard to internal mobility, 794 promotions and 213 lateral transfers were completed during fiscal year 2025. This activity covered 50% of the available vacancies. Of the total number of promotions, 51.5% corresponded to women.

Banco de Chile DNA Model

Banco de Chile's DNA Model is a dynamic and adaptable system that drives the transformation of the bank's internal culture, facilitating the achievement of goals and improving the customer experience. This model is based on the institutional values, the rules of coexistence and the strategic priorities of the organization.

It uses key information that allows employees to manage their own performance and support decision-making in the various processes that the employee engages with throughout their life cycle, including internal mobility, scholarships, recognition and acknowledgment.

Developing and Recognizing Talent

Over the years, Banco de Chile has solidified its commitment to continuous development and feedback, managing this process from a positive perspective, highlighting strengths and establishing lines of action to address opportunities for improvement.

The bank offered another version of its Recognizing Collaboration Program in 2025, with 1,390 teams recognizing and rewarding people from other teams who helped them meet goals.

The bank also awards special distinctions in two categories. The Commitment to Chile Award recognizes 15 employees for their ongoing commitment to the Emergency Response, Environmental Stewardship and Inclusion, Diversity and Education priorities. The Banco de Chile Hallmark (*Sello del Chile*) award recognized 201 employees who achieved outstanding quantitative and qualitative results in 2025 and who reflect the corporate identity in their daily work.

Also noteworthy are the more than 23,000 acknowledgments sent to employees through the "Gratitude" initiative, reinforcing the commitment and cohesion of the teams to meeting the challenges the bank faces as an organization.

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Components of the DNA model

I am a protagonist	I build with others	I am living the transformation	I guarantee the customer experience	I manage with purpose	I contribute
"I am a protagonist in achieving individual and group results, empowered to do my job and solving problems autonomously, boldly and proactively taking charge of my work, driven by energy and enthusiasm, seeking to contribute to the bank and inspire others."	"I build with others a synergistic community based on mutual cooperation, understanding that I am part of a whole and that my work has an impact on the work of others, generating solid trust by fulfilling commitments and cultivating relationships based on assertive communication, active listening and empathy, seeking to shape and contribute to a diverse and connected corporation."	"I am living the transformation in a personal and collective way; understanding and adapting quickly to changes in the work environment, growing and learning from experiences and challenges, exploring and incorporating new knowledge and capabilities, seeking to challenge the status quo, support others in the transformation and add value to my area and Banco de Chile as a whole."	"I guarantee the customer experience by understanding that, regardless of my functions, I am part of a value chain that satisfies the needs of internal users and customers, placing them at the center of my actions and decisions, valuing them and delivering excellent service, seeking to build long-term alliances that allow Banco de Chile to achieve its results."	"I manage with purpose, understanding my role in achieving the objectives of my area and the corporation alike, enjoying my work in different contexts and participating in activities to foster the development of the country and its people, seeking to make my personal purpose compatible with that of Banco de Chile."	"I contribute with the skills required to perform my role or position. I aim to add value, to satisfy and to exceed the responsibilities and challenges assigned to me."

Variable Compensation Components

Variable components are part of the compensation provided to all bank employees. In the commercial areas, this compensation links growth targets to productivity, excellence in service quality and risk management through short-term incentives.

For non-commercial areas, the variable component is aligned with business objectives and operating efficiency under an annual review scheme.

These variable compensation systems are designed in accordance with Banco de Chile's sustainability principles and in such a way that they do not incentivize or reward impermissible activities. In addition, they adequately balance risk and financial results so as not to encourage employees to expose the bank to excessive or imprudent risks.





SUPPLIERS · LEGAL AND REGULATORY COMPLIANCE · COMMITMENT TO CHILE · MATERIAL OR ESSENTIAL EVENTS · ADDITIONAL INFORMATION · FINANCIAL REPORTING

2025

People Analytics (PA)

Banco de Chile uses the People Analytics approach to gather and conduct advanced analyses of organizational data. This practice integrates statistics and data interpretation techniques in order to turn information into strategic knowledge, optimizing corporate systems and processes to ensure sustainable business success. The following critical analyses are performed as part of this methodology:

- Employee performance evaluation
- Strategic workforce planning
- Identification of current workforce skills gaps
- Recruitment and hiring (e.g., assessment of recruitment channels, candidate selection, talent supply/demand assessment)
- Identification of attribution risks to improve retention
- Competitive intelligence
- Organizational network analysis

People Analytics generates key benefits for the organization, highlighting greater cost efficiency and data-driven decision-making, which provides a comprehensive view of human capital. It also allows the bank to anticipate future needs and to design plans aligned with short- and medium-term strategic objectives, facilitating agile and sustainable adaptation to environmental changes.

Strategic Workforce Planning (SWP)

The SWP methodology is used to develop accurate staffing projections, identifying talent requirements by area and analyzing related costs. The bank has also used this approach to introduce measures meant to foster work-life balance. These actions align corporate strategy with evidence-based planning, ensuring efficiency and sustainability.

The PA application in SWP has enabled the bank to optimize its budget and improve work-life balance for over 4,500 employees. Data-based decisions improve the objectivity and strategic vision of personnel management. Staffing analyses have also led to the design of a more efficient structure, maximizing individual strengths based on the role profiles required for business growth.

This approach generates key benefits for the organization, mainly contributing to increased cost efficiency. It also enables data-driven decision-making, providing a holistic view of the workforce. Finally, PA helps to anticipate future needs and develop strategic plans aligned with organizational objectives in the short- and medium-terms. This helps the organization to sustainably adapt to changes.

Organizational Network Analysis

Banco de Chile uses Collaborative Network Analysis (CNA) to obtain strategic intelligence on its structure, understanding the dynamic of cooperation and interaction across different units. Based on these findings, it executes action plans focused on strengthening connections between teams to provide the synergies necessary to address shared challenges and support the transformation plan. This initiative has positively impacted internal interaction, promoting talent and creating teams focused on cooperation and service excellence.

Competitive Intelligence

The organization uses competitive intelligence to develop standard salary scales, ensuring that compensation is aligned with career development and internal equity. This tool is based on market compensation studies and analysis of internal practices. These actions have simplified compensation management by creating a consistent payment structure that is aligned with internal professional development.

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Employee Performance Evaluation

Performance evaluations are used to correlate job competencies with business results. PA use allows the bank to continuously monitor this relationship, facilitating the identification and differentiated management of employees according to their performance levels. This approach has been found to boost productivity and growth.

Recruitment and Hiring

Integrating PA into selection processes involves internal mobility, providing essential information to identify candidates that meet the profile sought. This has strengthened the process and generated operational efficiencies, filling vacancies more quickly and ensuring that the bank can recruit the best talent.

Identification of Current Workforce Skills Gaps

The bank uses PA to monitor the coverage of the competencies required for each family of positions, comparing the ideal profiles to the existing capabilities. This descriptive analysis breaks down the information by management and roles, showing the current qualification gaps in quantitative terms. Based on this clear and current snapshot of its human capital, the organization can manage training needs by drawing on real coverage indicators rather than subjective perceptions.

Identification of Attribution Risks to Improve Retention

Using predictive retention models, historical patterns and key variables including salary competitiveness, time in position and work climate indices, the bank proactively studies the likelihood of key talent leaving. This information allows us to recognize early warnings and design personalized loyalty strategies before a person resigns. These preventative measures have helped limit unwanted turnover in high performance areas, protecting the bank's intellectual capital and strengthening the stability of its teams.

Forecast Preparation

The bank uses PA to develop precise staffing forecasts, determining how many employees are needed in each area of the organization and analyzing the related costs. The bank also has implemented measures that improve work-life balance. These actions allow us to align the organizational strategy with workforce planning based on data, ensuring that the organization can efficiently and sustainably adapt to potential future changes.

Strategic Partnership with Microsoft: Accelerating Innovation and Productivity

In 2025, Banco de Chile established a strategic partnership with Microsoft to accelerate innovation and productivity through the use of generative AI, Copilot Chat and low-code tools. This partnership will enhance the customer and team experience, strengthen digital security and align with the bank's Growth, Customer Experience and Efficiency objectives, driving more agile processes and advanced digital capabilities.

2025 Low-Code Awards

At the 2025 Low-Code Awards, 16 teams were recognized for leading technological development through the creation and use of low-code (Power Apps and Power Platform) platforms. This reaffirmed the bank's commitment to operational efficiency and continuous improvement. It is important to note that visual environments, reusable components and agile methodologies reduced traditional programming to a minimum, accelerated the creation of applications and democratized the capacity for development in various areas of the bank.

Speakers at the awards ceremony recognized the talent and proactive attitude of the teams that worked together to drive productivity and positively impact the customer experience while advancing technological adoption and cultural change that puts low-code tools within reach of all employees.

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2025

All Hands on Deck! Productivity in Action

Banco de Chile launched the All Hands on Deck! (*¡Manos a la Obra!*) initiative in an effort to boost productivity and collaboration through low-code technology solutions. The challenge was open to all employees, with no previous programming experience required, encouraging innovation and teamwork.

During the initial phase, more than 200 projects were submitted by employees in different areas of the bank. Ten initiatives were chosen to be developed by 33 employees with the support of experts from Microsoft.

The winning project, "Global Control Optimization," was recognized for its cross-cutting impact and ability to solve problems in various areas.

Climate and Culture

Banco de Chile conducted the Climate and Well-being Survey in August and September 2025. The participation rate of 95% and satisfaction index of 91% point to the solid commitment of the organization's employees.

The measurement addressed key areas such as institutional perception, leadership, team dynamics, personal environment and whether the respondent would recommend the bank as the best place to work and the best option for customers.

The confidential reporting channel Cuéntanos was used 179 times. Employees submitted 115 messages of gratitude, 43 suggestions and 21 specific cases. These results point to a positive environment and marked interest in continuous improvement and internal efficiency.

Connection

Banco de Chile fosters an environment of respectful and collaborative relationships through experiential workshops focused on strengthening the quality of connections between members of the organization, increasing trust and generating knowledge through neuroscience. During fiscal year 2025, these activities were deployed with teams from Santiago and the regions, achieving a net satisfaction rate of 98%. The bank also held four webinars and recorded nine podcasts on the topic of Connection and Collaboration.

The scope of these initiatives can be summarized as follows:
- 4,490 participants
- 643 employees completed the satisfaction survey.
- 196 people attended in-person workshops.
- The bank invested 8,980 hours in development.
- Activities were held in 23 cities across Chile: Antofagasta, Viña del Mar, Valparaíso, Casablanca, La Ligua, San Felipe, Los Andes, Quillota, La Calera, Limache, Quilpué, Villa Alemana, Melipilla, Llolleo, Rancagua, Concepción, Talcahuano, Cañete, Los Ángeles, Valdivia, Puerto Varas, Puerto Montt and Punta Arenas.



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Collaborative Structures

Collaboration was one of the distinctive characteristics of Banco de Chile's organizational culture in 2025. Regardless of any existing formal structures, true value lies in how people interact, share knowledge and work together to achieve shared goals. This approach has been recognized as successful across the board and reflects an organization that is evolving towards more open, inclusive and adaptive models.

The experience accumulated in previous years has helped to shape a culture where participation and co-creation are drivers of change. As a result, collaboration has gone from being an operational mechanism to become a cultural principle that drives innovation, agility and alignment with the bank's purpose.

The results show that ours is an organization that is capable of anticipating changes in the environment based on trust, adaptability and shared decision-making. In this context, collaboration is part of the bank's identity, enhances the commitment of its employees and contributes to sustainable management geared to future challenges.

Change Management Methodology

Banco de Chile promotes the development of adaptive capabilities to respond to a dynamic business environment on an ongoing basis and has created a Corporate Change Management Model for this purpose.

Based on external methods and its own adaptations, this model is designed to support leaders, project teams and employees during the implementation of significant projects. It is aligned with the corporate strategy.

This approach allows the bank to evaluate scenarios and conditions prior to project implementation and to design and execute support plans with counseling, resistance management, communications and training activities.

These activities consider the human dimension of the changes, identifying and overcoming potential behavioral barriers, which facilitates the adoption of new behaviors.

This methodology was applied to the following projects in 2025:

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- **Strategic Programs 2024-2026**
  → New Customer Service and Retail Sales Model
  → After Sales Value Stream and Service
  → Acquiring (Banchile Pagos)
- **New ERP**
- **Early Adopter of Large-Scale Generative Artificial Intelligence Tools in Groups (Copilot Microsoft 365, Copilot on GitHub, Chatbots)**
- **Personal Data Protection Law**
- **New Crime Prevention Model**
- **Model for Commercial Assistants in Private Banking**



Benefits and Support for Individuals

In line with the corporate vision of being the best place to work and in an effort to create shared value, Banco de Chile offers a comprehensive set of benefits to its employees and their families. These initiatives are meant to promote a work-life balance and to contribute to the comprehensive well-being of the organization, a fundamental pillar for sustaining quality of service and organizational efficiency.

- **Support:** The bank has introduced a range of programs designed to address a variety of personal circumstances, enhancing employees' quality of life. These programs benefit employees with open-term contracts and their legal dependents.
  - → Counseling Program: This free, voluntary service provides employees with comprehensive counseling in areas such as social support, psychological counseling, legal, pension and health plan counseling, financial counseling, support in situations of domestic violence and vocational and professional guidance and support.
  - → Employees with Disabilities Program and Support for Children with Disabilities Program: These benefits provide comprehensive support to employees and their families through social benefits, personalized guidance and awareness-raising activities in order to facilitate their well-being and strengthen the inclusive organizational culture.
  - → Talks and webinars: This annual cycle is focused on comprehensive health, self-care, personal development and emotional well-being.

- **Family:** Benefits and activities that extend the bank's commitment to the employee's family. These programs benefit employees with open-term contracts and their legal dependents.
  - → Children under the age of 2: Maternity benefits and birth bonus.
  - → Schooling for children: Support for daycare, tuition allowances, academic excellence awards and scholarships for outstanding scores on the Higher Education Access Test (PAES).
  - → Christmas benefits: Celebration and gifts for children through age 12.
  - → Special celebrations: Recognition of Mother's Day, Father's Day, Children's Day and Independence Day.

- **Occupational Disability Benefit:** The bank maintains the employee's compensation throughout any medical leave from work with no legal limits. It also subsidizes the first three days of medical leaves lasting 10 or fewer days (not covered by healthcare entities) for up to three leaves per calendar year. These benefits are available to all employees with an open-term contract in accordance with the collective bargaining agreement.

- **Economic:** Financial support designed to strengthen the economic stability and asset growth of workers. Offered to employees with open-term contracts.
  - → Christmas gifts, bonuses and special allowances.
  - → Housing benefits for first-time home buyers.
  - → Employee banking: Commercial platform with access to exclusive products and services, such as checking accounts, consumer loans, cards, among others, under preferential conditions and extendable to the spouse and children of employees.

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- **Life and Health:** Prevention and care strategies to promote healthy lifestyles. Offered to employees with open-term contracts.
  - → My Health Program: Medical and nutritional care, preventive exams, immunization campaigns, medical loans and cash advances for medical emergencies.
  - → Comprehensive health insurance: Medical, catastrophic, dental and life insurance coverage for employees with open-term contracts and their legal dependents.

- **BiciChile:** Bike storage for branches located in central parts of the Metropolitan Region. This service is available during work hours. The facility has a capacity for 150 bicycles and high-standard infrastructure that includes dressing rooms, showers, lockers, repair service, laundry and digitalized access control, guaranteeing safety and comfort. This benefit is available to employees with open-term contracts.



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- **Free time:** Initiatives and benefits to promote work-life balance.
  - → Family leave (collective bargaining benefit)
  - → Afternoon off on the employee's birthday (corporate benefit)
  - → Bereavement, birth, marriage and civil union agreement leave (legal benefit)
  - → Leave for residential moves (collective bargaining benefit)

- **Development:** Corporate benefits aimed at enhancing professional growth and recognizing merit, such as internal mobility, continuing education courses, undergraduate and graduate scholarships and access to physical and digital libraries.

- **Active Chile:** Corporate program for employees with open-term contracts aimed at promoting sports, culture and recreation for employees and their families. Includes the use of the BCH Stadium in Vitacura and recreational centers in Algarrobo and Graneros, as well as seasonal camps and programs for employees' children.

- **Point Bank:** Corporate exchange program that allows employees with open-term contracts to access leisure, recreation and sports benefits, adapted to their individual preferences.



SUPPLIERS | LEGAL AND REGULATORY COMPLIANCE | COMMITMENT TO CHILE | MATERIAL OR ESSENTIAL EVENTS | ADDITIONAL INFORMATION | FINANCIAL REPORTING

2025

These benefits can be classified as monetary (allowances, insurance, subsidies, which are not part of the gross salary) or non-monetary (programs, activities, leaves). They are listed on the following table:

Programs and benefits for employees

Program / benefit	Monetary benefit
Counseling Program (*Programa Orienta*)	No
Employees with Disabilities Program	Yes
Children with Disabilities Program	Yes
Childcare	Yes
Compensatory Bonus	Yes
Preschool allowance	Yes
Lactation benefit	No
Scholarships	Yes
Educational allowance for employees' children	Yes
Educational benefit for employees	Yes
Birth bonus	Yes
Marriage / Civil union bonus	Yes
Bereavement bonus	Yes
Special housing support/Housing assistance	Yes
Comprehensive insurance	Yes

Program / benefit	Monetary benefit
Medical care	No
Nutritional care	No
Preventative medical screening	No
Women's health screening	Yes
Smoking cessation program	Yes
Flu vaccination campaigns	No
Medical loan / Cash advance for medical emergencies	No
Active Chile Partner	No
Sports and cultural workshops / clubs	No
BiciChile	No
Christmas Gift for Children	Yes
Children's Christmas Party	No
Physical Library	No
Point Bank	No

* For employees with open-term contracts.

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Collective Bargaining Processes

Banco de Chile has five collective agreements in place with its nine unions. At year-end, the total percentage of employees covered by these instruments was 94.2%.



Banco de Chile Unions
1 Banco de Chile – Edwards Union (BAE)
2 Banco Chile Southern Zone Union
3 Banco de Chile Union
4 Banco Chile Fifth Region Northern Zone Union
5 Banco Chile Central Zone Union
6 Citibank Union
7 Punta Arenas Union
8 Nacional Union
9 Banco de Chile Socofin Union

GRI
2-30

As a result of the absorption of Socofin, a move that was authorized by the CMF and completed on July 4, 2025, with the incorporation of its workers, the Socofin Union, currently known as the "Banco de Chile Socofin Union," was formed. At year-end 2025, this union has 273 members, 73 non-unionized workers with extension of union benefits and a collective bargaining agreement that expires in June 2026.

For employees who are not covered by collective bargaining agreements, working conditions and terms of employment are determined by individual agreements, ensuring a consistent value proposition.

No new collective bargaining processes were carried out during 2025. However, management focused on the efficient implementation and administration of existing agreements. In addition, various opportunities for dialogue were promoted, including working groups and periodic meetings to report on legal and regulatory updates and process optimizations, promoting agility and shared understanding.

Finally, in line with the transparency that characterizes the bank's work, any significant operational changes are communicated to employee representatives approximately four weeks in advance.





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Suppliers

Banco de Chile

• • • • • •

SUPPLIER MANAGEMENT

Milestones

Implementation of Oracle Cloud ERP and integration with SAP-Ariba as a single procurement platform.

As part of this strategic project, the **existing SAP-Ariba procurement platform was fully integrated with the new Oracle Cloud ERP**. The SAP-Ariba platform is now the only channel used for managing and receiving all company purchases. This has standardized supply processes and incorporated improvements such as:

- **Mandatory receipt of purchases in SAP-Ariba**, ensuring traceability and control.
- **Consumption of contracts exclusively on the platform**, from purchase order to receipt.
- **New VAT recoverability classification functionality**, optimizing tax management.

This milestone included a training plan for all employees who make purchasing requests, allowing for an effective transition to the new guidelines and establishing more efficient operations with increased traceability.

The implementation of Oracle Cloud ERP and the consolidation of SAP-Ariba are key parts of the bank's digital transformation. These changes are designed to contribute to more robust and efficient processes aimed at providing a better experience to our employees and suppliers.

CMF
6.2.iii
7.1.v

In the area of supplier management, Banco de Chile strives to ensure that the goods and services that the company and its subsidiaries need are acquired and contracted openly, transparently, promptly and competitively. Likewise, sustainability criteria are incorporated as part of the requirements for doing business with a supplier on a long-term basis, always promoting mutual benefit.

The Supplier Selection and Management Policy and the Supplier Code of Conduct operate as the pillars of the bank's relationship with its suppliers and contractors. As of year-end 2025, the corporation had 6,738 suppliers, 6,594 domestic and 144 foreign. In keeping with its commitment to strengthen the local market, 93.4% of the bank's purchases were made from domestic suppliers in 2025 (measured in amounts paid).

Likewise, throughout this period, Banco de Chile did not have agreements with exceptional payment terms with its suppliers registered with the Ministry of Economy, Development and Tourism, nor did it have suppliers that individually represent more than 10% of annual purchases.


Banco de Chile
CAJAS
CENTRO DE ATENCION AL CLIENTE
MERCADO DE CORREDORES
PAGO DE PROVEEDORES

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SUPPLIER CODE OF CONDUCT

Banco de Chile has a Supplier Code of Conduct designed to ensure that suppliers comply with high ethical and responsibility standards in their business practices. To strengthen this process, the bank has a single supplier form that optimizes accreditation by digitalizing the required documentation using the SAP-Ariba procurement platform. The goal is to disseminate and monitor the understanding of and compliance with the Code of Conduct by the bank's suppliers.

All contracts that Banco de Chile signs with its suppliers include a crime prevention clause in accordance with Law No. 20.393 in which the supplier declares that it only participates in legitimate business and maintains superior service standards, always acting within a framework of fair, legitimate and open competition.

The Code of Conduct establishes eight fundamental principles:

1. **Compliance with the law.**
2. **Commitment to uphold human rights.**
3. **Commitment to caring for the environment.**
4. **Crime prevention using complaint channels.**
5. **Prevention of asset laundering.**
6. **Prevention of conflicts of interest.**
7. **Protection of free competition.**
8. **Confidentiality of information.**

SUPPLIER PAYMENTS

Chilean legislation, especially Law 21.131, establishes a maximum payment term of 30 calendar days from receipt of the invoice. However, the bank's internal payment policy exceeds the requirements established by law. Banco de Chile issues payments within 14 days unless the supplier has not complied with the applicable requirements, such as, for example, submitting proof of compliance with its labor and social security obligations in applicable cases, or errors or inconsistencies in the amounts. Based on Law 21.131 and without distinguishing between critical and non-critical service providers, the objective of the supplier payment policy is to ensure compliance with the legal deadline (30 days), instituting processes aimed at both compliance with current regulations and observance of best practices.

The Supplier Operating Committee (*Comité Operativo de Proveedores*, COP) evaluates the criticality of the services provided by suppliers with valid contracts based on the current policy and the methodology for classifying and identifying critical suppliers. This process does not affect the payment terms established by the bank.

Process Automation (Purchase Order - Receipt - Electronic Invoice)

The "Purchases to Payment" process was introduced in December 2025. It allows the user to generate a purchase order for each request and for subsequent confirmation of receipt by the requesting user. Following the implementation of this process, all electronic invoices issued by suppliers must include the corresponding purchase order and receipt numbers so that they can be entered into the system and automatically linked.

This improvement has strengthened the traceability and efficiency of the payment process, making it more agile and transparent.

Supplier payments	No. of invoices paid			
	Domestic	Foreign	% Domestic	Total
Up to 30 days	163,830	544	99.67%	**164,374**

Supplier payments	Total amount of invoices paid (MCh$)		
	Domestic	Foreign	Total
Up to 30 days	$690,331	$27,259	**$717,589**

Supplier payments	Number of suppliers		
	Domestic	Foreign	Total
Up to 30 days	7,266	98	**7,364**

In some cases, payments were issued after the 30-day deadline. However, this was due to factors external to Banco de Chile, mainly involving failure to submit the required documentation or errors and/or inconsistencies in the amounts billed. In this context, during fiscal year 2025, 4,064 invoices were paid to 451 domestic suppliers and 207 invoices to 66 foreign suppliers, representing Ch$9,013 million and Ch$17,874 million, respectively, in the 31 to 60-day period. In cases involving payments issued after 60 days, 652 invoices were paid to 135 domestic suppliers and 201 invoices to 62 foreign suppliers, representing Ch$9,013 million and Ch$17,874 million, respectively.

We note that there were no interest payments for late payment of invoices for domestic or foreign suppliers. This speaks to the efficient and responsible management of the bank's financial commitments.

SUPPLIER ASSESSMENT

Banco de Chile and its subsidiaries have a comprehensive supplier selection and assessment process, as established in the Supplier Management and Selection Policy. It applies to all areas of the organization. This process begins with the accreditation of the potential supplier, which verifies its legal, commercial, financial and labor background, enabling it to participate in bidding or negotiation processes.

Prior to awarding the job and contract, the criticality of the service is determined on the basis of business continuity, information security, financial results and legal and reputational risk. The bank considers additional factors when assessing service outsourcing. These are related to customer impact, concentration levels and country risk (for foreign suppliers).

Based on the results of the criticality assessment and in accordance with the Business Continuity Policy, emergency scenarios are analyzed for services classified as critical in relation to possible problems with technological infrastructure, physical infrastructure, supplier staffing, outsourced third parties and cybersecurity.

The bank also applies the Customary Related Party Transactions Policy in accordance with Chapter XVI of Law 18.046 on Corporations and the guidelines regarding transactions with Politically Exposed Persons (PEP) contained in the Financial Market Commission (CMF)'s Updated Standards, which incorporates reputational and business criteria into the evaluation process.

Since 2023, the Supplier Management and Selection Policy has explicitly incorporated aspects related to the environment, social responsibility and corporate governance, reinforcing the bank's commitment to a responsible supply chain. As such, the company ensures that the goods and services necessary to do its work are contracted through transparent, equitable, prompt processes aligned with best corporate governance practices.

In particular, Banco de Chile incorporates a social and environmental sustainability clause into its contracts with suppliers. The purpose of this practice is to have suppliers adhere to the principles established in the Supplier Code of Conduct, strengthening responsible and sustainable management of the supply chain.



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Suppliers assessed in 2025			
Total suppliers	7,483	Foreign suppliers assessed	160
Domestic suppliers	7,323	Suppliers assessed with respect to total suppliers	100%
Foreign suppliers	160	% of annual purchases from domestic suppliers assessed	93.2%
Critical suppliers	66	% of annual purchases from foreign suppliers assessed	6.8%
Non-critical suppliers	7,417	% of suppliers assessed using environmental criteria	8.7%
Domestic suppliers assessed	7,323	% of suppliers assessed using social criteria	8.7%



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SUBCONTRACTING

Supplier relationship management is governed by a set of policies and protocols that ensure the creation of solid, lasting and mutually beneficial relationships throughout the bank's supply chain. It has two rules that govern the connection between the entity and its subcontractors.

Risk Prevention Regulations for Contractors and Subcontractors

This regulation establishes a series of administrative procedures, responsibilities and requirements related to risk prevention that must be met by contractors and subcontractors. The main objectives include ensuring compliance with occupational health and safety standards throughout the value chain; promoting mutual respect, positive work coexistence and prohibit all forms of harassment; and acting in accordance with environmental management requirements.

Furthermore, Banco de Chile strictly complies with domestic regulations on the protection of fundamental rights at work such as non-discrimination, occupational health and safety, working hours and protection of the rights of working mothers. These aspects are included in both the Internal Health and Safety Regulations and the Country Commitment Action Framework.

Special Regulations for Banco de Chile Contractors and Subcontractors

In the context of the Subcontracting Law 20.123, the bank's Special Regulations for Contractors and Subcontractors provide the internal regulatory guidelines for the selection and labor relations with companies working under the subcontracting regime. The bank's primary efforts in this area have been focused on compliance with labor/pension obligations and the safety conditions of the workers of these companies. Banco de Chile also conducts an annual review to verify compliance with the standards required by the bank by suppliers (including subcontractors) of critical services.

These regulations are an integral part of the tender documents and are made known to the suppliers participating in a negotiation and/or tender process at Banco de Chile. In addition, they are an integral part of the contract once the supplier(s) are awarded.

As part of the legal and reputational review of outsourced services, the bank checks compliance with social security obligations by contractors and subcontractors with respect to their employees in accordance with the provisions of the Subcontracting and Subsidiary Liability Law.

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SUBCONTRACTING

Procurement Center of Excellence

The Procurement Center of Excellence (*Centro de Excelencia de Compras*, CEC) was founded in 2021 to centralize and optimize the procurement of goods and services. Its main purpose is to ensure an efficient purchasing process, achieve an adequate balance by taking advantage of the best market conditions and manage the supply and demand of services and goods.

To achieve this, the CEC has a team of highly specialized professionals who apply rigorous standards and strategic sourcing protocols. These seek to optimize resources and to mitigate risks and strengthen control and traceability in the purchasing and supplier selection processes, supported by a world-class sourcing platform.

To achieve its main purpose and objective, Banco de Chile created an independent area that uses a robust six-phase process to identify the best practices for acquiring a good or service.

PHASE 1: DEFINING THE REQUIREMENT

The Procurement Area documents, evaluates and analyzes all purchasing needs and anticipates future needs based on an annual purchasing plan or navigation chart.

PHASE 2: MANAGING REQUIREMENTS

The Procurement Area evaluates whether the requirement and its specifications can be consolidated across the entire organization and its subsidiaries based on centralized information that was mainly gathered when preparing the annual purchasing plan.

PHASE 3: VALIDATING THE MODEL AND STRATEGY

The Procurement Area acts as the only formal communication channel with suppliers during the bidding and negotiation processes, and is responsible for defining the strategic approach to be given to each procurement need.

PHASE 4: MARKET CONSULTATION

The Procurement Area reviews the market, analyzes the selection of suppliers with the requesting area and suggests inviting additional suppliers. The user is responsible for preparing the technical specifications and respective technical evaluation.

PHASE 5: NEGOTIATIONS AND RESULTS

The Procurement Area prepares the negotiation processes together with the requesting user, defining roles, support material and the negotiation strategy, and leads the entire process until the final result is delivered to the technical user or service manager.
During 2024, new controls were incorporated into the process, including advice from the Tax Department aimed at identifying the appropriate tax treatment according to the supplier, the type of service contracted and, in the case of foreign suppliers, the request for additional information when evaluating the economic offer.
In 2024, an additional control was incorporated in the Administration Area for cases in which a new service involves subcontracting. This control is applied prior to the award in an effort to ensure adequate oversight of external personnel.
In 2025, a new functionality was incorporated for the classification of VAT recoverability depending on the nature of the service contracted, increasing control and optimizing tax management.

PHASE 6: CONTRACT MANAGEMENT

The Procurement Area is responsible for ensuring that the conditions agreed with the supplier are correctly reflected in the contracts with assistance from the Legal Affairs team and the technical user/service administrator.
A Global Control Department was created for contracts related to critical services in 2024. The entity verifies that all contracts include the required clauses prior to their signing.
We added a specific control by the Data Protection Department in 2025. That entity must verify that contracts include the appropriate personal data protection clauses based on the nature of the service engaged.
In addition, in December 2025, the "Purchases to Payment" process was introduced, incorporating the purchase order and receipt into contracts in progress to enable the payment of invoices, ensuring greater traceability and control of the process.

 
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Sustainability is a priority for the bank. As such, its suppliers are expected to act in accordance with the environmental commitments made by the institution at the international level and in the context of its Environmental Policy. The social and environmental sustainability clause contained in the contracts with each supplier instructs the supplier to declare that it:

> Has implemented appropriate procedures to ensure compliance with the ethical, social and environmental standards set forth in the Code of Conduct so that its workers act in accordance with those principles.

> Fully complies with current regulations applicable to its activity and especially with current labor and immigration legislation including, among other aspects, those related to remuneration, working hours, freedom of association, occupational health and safety, immigration regulations, minimum hiring age and prohibition of child labor. Commits to respect human rights and environmental stewardship, both with regard to the legislation in force in the country and the principles and international treaties on this matter that have been ratified by Chile and are in force.

> Has policies meant to foster inclusion and discourage arbitrary discrimination, especially on the basis of race, sexual orientation, age, marital status, religion, physical or mental condition, political opinion, nationality, or social origin.

> Carries out its activities with respect for the rules that regulate free competition, avoiding behaviors that illegally restrict it or that could be considered to constitute unfair competition or an abuse of dominant position.

Sustainable Sourcing Program and Collaboration with Suppliers

During 2024 and 2025, the bank developed a sustainable procurement program designed to integrate responsible criteria and practices into the purchases of goods and services considering their environmental, social and governmental impact.

During the first phase, we surveyed suppliers providing critical services to the bank in order to generate comparative analyses and a diagnostic report. Based on the results, we developed communications for suppliers and an annual follow-up was implemented to mitigate risks and promote responsible practices throughout the value chain.

An improved survey was developed in December 2025 as the second phase of the process. Its purpose is to expand the collection of information from the bank's suppliers and to offer a direct communication channel in order to support and strengthen collaboration in this area.

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Supplier Complaint Channel

In an effort to promote transparency and compliance with legal regulations and the Supplier Code of Conduct, Banco de Chile has a complaint channel that allows any person or supplier who witnesses unethical or illegal conduct to file a formal complaint. Two email addresses have been set up to facilitate this process: **proveedores2@bancochile.cl** and **denunciasley20393@bancochile.cl**.

Any information provided via these email addresses is received in a confidential, impartial and objective manner so that it can be analyzed.

No complaints were submitted via email in 2025.

CYBERSECURITY STANDARDS FOR SUPPLIERS

Banco de Chile maintained its Cyber Risk Methodology, Classification and Definition in order to evaluate and measure the security of the services provided by its suppliers.

To this end, they are asked to submit detailed information and documentation through the Service Cyber Risk Exposure Sheet (FECIRS).

The level of exposure to cyber risk of each service provided by suppliers is classified as very low, low, moderate, high or extreme. This classification is based on the evaluation of the criticality and degree of compliance in 22 control areas, which contain requirements for reducing the risk of a potential breach of the bank's cybersecurity. Action and follow-up plans are established for each case depending on the level of exposure identified.







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Legal and Regulatory Compliance

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• • • • • •

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LEGAL AND REGULATORY COMPLIANCE

Banco de Chile presents detailed information on its legal and regulatory compliance procedures and results. This report covers five key areas: protection of customers' rights, workers' rights, environmental compliance, anti-trust, and other relevant legal matters related to Law No. 20.393. The information that Banco de Chile publishes on these indicators demonstrates its commitment to transparency and regulatory compliance in its operations.

Customers

Banco de Chile has a series of policies and procedures in place to prevent and identify situations that may affect its customers' rights. In this regard, the bank's board of directors has approved and periodically reviews several policies on customers' rights, such as the Policy on Non-Discriminatory Access to Credit Products for Individuals, the Policy on Prohibition of Tied Sales, the Service Quality Policy, the Responsible Advertising Policy, the Transparency Policy, and the Inclusion, Non-Discrimination, and Respect for Diversity Policy.

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In addition, the bank conducts a legal review of banking products that may be offered to the public, especially those services aimed at customer segments within the scope of Law No. 19.496. The purpose of the above is to prevent and avoid legal inconsistencies or non-compliance that may ultimately affect the rights of its customers.

Eight enforceable judgments involving fines were issued in 2025. A total of Ch$53 million was paid, which corresponds to the total fines imposed by enforceable judgments paid in 2025. The amount due in pesos is calculated based on the value of the UTM in effect on the date of payment, not the date of the judgment.

Losses totaling Ch$511 million in damages and Ch$12 million in legal costs were linked to lawsuits related to Law No. 20,009 on fraud committed by third parties in connection with payment media and electronic transactions. These civil liability lawsuits were filed with the local municipality courts and ordinary civil courts. These amounts correspond to payments made during 2025 in relation to convictions, fines, settlements and payment of legal costs.

Lawsuits filed under Law No. 20.009 related to fraud committed by third parties in connection with payment media and electronic transactions and civil liability lawsuits filed with the local municipality courts and ordinary civil courts have been included.

The bank was fined for a breach of Article 28 of Law No. 14.908 in 2025 as stated in non-appeleable judgement. The total amount paid for the fine imposed was Ch$24 million plus Ch$2 million in legal costs.



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Employees

Banco de Chile maintains robust procedures aimed at preventing and identifying regulatory deviations that affect the rights of its employees, bringing to fruition its vision of being the best place to work and the best bank for its customers. They include the Code of Conduct; the Protocol for the Prevention of Sexual and Workplace Harassment and Violence in the Workplace; and the Inclusion, Non-Discrimination and Respect for Diversity Policy.

The bank also offers ongoing training to foster the growth of its teams, containing a range from onboarding to training for new managers. The Leadership School offers programming on essential matters such as Fundamental Rights and the Prevention of Workplace Harassment, Sexual Harassment and Violence in the Workplace, ensuring an environment of excellence.

The organization has efficient mechanisms in place to manage non-compliance with regulations and laws related to labor rights and duties. These processes are overseen by the Ethics Committee and are supported by various whistleblower channels:

- comitedeetica@bancochile.cl
- denunciasley20393@bancochile.cl
- cumplimiento@bancochile.cl
- alertaseguridad@bancochile.cl
- cumplimientonormativo@bancochile.cl
- contraloria@bancochile.cl
- apoyolaboral@bancochile.cl
- seguridadlaboral@bancochile.cl

Five non-appeleable fines in labor matters were imposed and paid in 2025 for a total of Ch$6 million. No labor protection actions were filed during the period.

The Environment

Banco de Chile stands by its unbreakable commitment to sustainable development, recognizing the fundamental role that it plays in the country's progress and efforts to make the economic system more dynamic, extending its positive impact on the environment.

The Sustainability Committee, which is chaired by the CEO and mainly comprised of members of senior management, is the entity through which the institution identifies, regulates and promotes sustainability strategies and its Commitment to Chile. Further details on this committee and its initiatives are available in the Corporate Governance chapter of this Annual Report.

In accordance with ESG criteria, sustainability and the Commitment to Chile involve the entire organization. Specifically, environmental management covers several areas in a cross-cutting manner, aligning senior management and extending to the entire structure through concrete actions that promote efficiency and corporate responsibility.

Through a continuous learning approach aligned with standards of excellence, Banco de Chile capitalizes on experiences to integrate capabilities that strengthen environmental protection, ensuring responsible and sustainable growth.



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In 2025 Banco de Chile enhanced its eco-efficiency, waste reduction, recycling and sustainable finance programs, optimizing its operational efficiency. The bank was not subject to enforceable judgments from the Public Registry of Sanctions of the Superintendency of the Environment.

Banco de Chile does not currently have a formal environmental compliance program or model in accordance with the terms required for activities subject to environmental authorizations or intensive supervision. This is due to the nature of its operations and focus on the provision of financial services and the fact that it does not have productive processes or projects that must be approved by the Environmental Impact Assessment System.

During 2025, Banco de Chile was not subject to any enforceable judgments or fines in the Public Registry of Sanctions of the Superintendency of the Environment, nor was it necessary to implement compliance programs or environmental remediation plans.

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Antitrust

Banco de Chile has an Antitrust Compliance Policy that has been approved by its board of directors. This policy provides guidelines for all the bank employees and offers a simple explanation of the rules of free competition, describing the behaviors that can be interpreted as anti-trust violations and thus identifying situations that could pose risks in advance. In this regard, the policy is designed to support employee efforts to identify business practices and strategies within the bank so that their activities align with the legal framework. For more information on this matter, see the Corporate Governance chapter.

No enforceable penalties related to antitrust matters were recorded during the reporting period.

Law 20.393 on Criminal Liability of Legal Entities

Banco de Chile has procedures and controls in place that identify and prevent regulatory non-compliance with Law 20.393 regarding the criminal liabilities of legal entities. More information on Banco de Chile's Prevention Model, Compliance Division, Policy for the Prevention of Money Laundering, Financing of Terrorism and Non-Proliferation of Weapons of Mass Destruction, and Compliance Committee is available in the Corporate Governance chapter of this report.

No enforceable penalties related to these matters were recorded during the reporting period.

[LOS LAGOS REGION]

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Commitment to Chile

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Banco de Chile reaffirms its commitment to the country and its communities through a comprehensive strategy to generate value in four fundamental areas:

EDUCATION

Promote initiatives that contribute to access and quality education, fostering skill building and opportunities for new generations.

INCLUSION, NON-DISCRIMINATION AND RESPECT FOR DIVERSITY

Foster an inclusive environment, where diversity and respect are valued, guaranteeing equal opportunities for all.

ENVIRONMENTAL STEWARDSHIP

Develop actions aimed at environmental protection, promoting responsible management of resources and mitigation of environmental impact.

EMERGENCY RESPONSE

Actively support communities in emergency situations, channeling resources and collaboration to get them back on their feet.



Banco de Chile's strategy is aligned with the UN Sustainable Development Goals (SDGs). As such, it seeks to promote inclusive economic growth; strengthen environmental sustainability; stimulate innovation and strategic partnerships; and consolidate its relationship with the communities near its operations.





Banco de Chile

COMMUNITY ENGAGEMENT

Through its Community Engagement Policy, Banco de Chile encourages 9,074 committed employee volunteers to participate in a variety of initiatives. This policy establishes principles and guidelines to ensure effective, purposeful social management aligned with the communities' real needs.

The corporation promotes engagement with the community through competitive grants, strategic alliances and volunteer programs, strengthening collaboration with foundations, universities and organizations that share the bank's sustainability pillars. All these actions have a special emphasis on local identity, striving for each initiative to respond tangibly and meaningfully to the challenges and opportunities of each community.

Social Investment



Social investment	2024	2025
Contributions	1,274,970,102	908,696,283
Business / education / social initiatives	5,881,231,780	6,201,164,953
Total social investment	**7,156,201,882**	**7,109,861,236**

Includes tax-exempt and non-tax-exempt donations, sponsorships, SENCE tax credits in the form of mandated and pre-contract scholarships and other activities developed to promote the bank's Commitment to Chile and its people.



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Corporate Volunteering Figures

Nationwide volunteering figures	2025
No. of beneficiaries (direct and indirect)	1,689,175
No. of volunteers and percentage increase/decrease compared to 2024	9,074 volunteers, 7.93% more than the previous year
No. of volunteer hours and equivalence in working days	202,560 hours equivalent to 25,320 working days
No. of activities	202
Percentage of activities carried out in the Metropolitan Region versus other regions	41% in Metropolitan Region and 59% in other regions

The number of beneficiaries includes both direct participants in volunteer activities and indirect beneficiaries, such as communities impacted by beach cleanup activities or the total number of beneficiaries served by partner organizations.

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Education for Chile

Banco de Chile believes that education is the fundamental driver of the country's economic and social development. Therefore, through the Education for Chile program, it works to open learning pathways and generate opportunities that transform lives. This program aims to strengthen education through strategic partnerships and concrete actions that provide tools to improve people's employability and quality of life. The bank's commitment is reflected in various initiatives that respond to the country's needs and cultivate meaningful ties between the company, the community and the world of education.

These initiatives are divided among four strategic areas:

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1. Financial education

Initiatives focused on delivering tools and forming habits for informed decision making, such as:

- **Financial Education Mentoring Volunteers:** Eighty-one bank employees joined this initiative as mentors, sharing their knowledge and experience to strengthen the financial skills of students, senior citizens, workers, entrepreneurs and people with disabilities. The program's objective is to equip participants with practical tools to make informed decisions, better manage their finances and secure their future.

- **The Savings Community:** Known for its innovative approach, this initiative transfers financial concepts to everyday life, transforms habits and strengthens learning through a collaborative community and courses on digital platforms. During the year, the program focused on female heads of household, using grocery expenses as a starting point to apply concrete financial management tools. Together with the Gastronomía Social Foundation, we translated financial education concepts into practical actions, integrating strategies like smart shopping, waste reduction and menu planning. To date, 1,027 women have participated in this activity.

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2025

	2025
Commitment to financial education	209 seniors
	1,542 schoolchildren
	20 people with disabilities
	5 schools
	81 volunteer mentors
	6,636 beneficiaries of the Financial Education Program
	85 talks
Customer education channels (in-person and/or remote)	Banco de Chile is aware that financial education benefits everyone, so initiatives in this area do not distinguish between customers and non-customers. These activities are carried out both in person and virtually, with talks and presentations segmented for each audience. In addition, key areas within the bank such as the Digital, Marketing and Internal Communications departments are committed to using social media to reach users with important topics like cybersecurity.
Financial education strategies tailored to different demographic groups	Banco de Chile Mentors work with social institutions and organizations requesting financial education talks to adapt the material, content and examples used to the various segments' interests and needs. Along these lines, material on personal finance, cybersecurity and investment education is available for segments as diverse as high school students; young adults; heads of household; entrepreneurs; senior citizens; people with cognitive, hearing and visual disabilities; and Creole speakers. The Savings Community initiative was created in 2025 to bring financial education concepts and tools to people's daily lives. In its first version, it reached more than 1,000 female heads of household among Chile's most vulnerable 40%. The focus was placed on this particular segment because they are the main decision makers on food spending in their homes. In collaboration with the Gastronomía Social Foundation, the initiative applied concepts like planning, savings, efficiency and decision-making strategies to the kitchen.
Financial education programs in collaboration with social organizations	The Savings Community initiative was launched in 2025 to bring financial education concepts closer to people's daily lives through practical, applicable content. As part of a financial education strategy segmented by audience, a specific program was developed for female heads of household, given their relevant role in managing the family budget and making daily spending decisions. In collaboration with the Gastronomía Social Foundation, a self-paced course was designed to integrate concepts like financial planning, resource management, savings and budgeting in everyday contexts where relevant financial decisions are made, thus helping strengthen the present and future financial well-being of households.
Financial education providers	The bank's work with Brattia Spa, Leverage Consultores and Mi Barrio Financiero was key in developing content, sharing it with the community as well as supporting and advising the individuals responsible for delivering it, particularly the Financial Education Mentor volunteers.

6,636 Beneficiaries of the Financial Education Program

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2. More and better job opportunities

TP Commitment (Technical Professional)

Initiative aimed at strengthening technical-professional education in Chile. The bank contributes its experience and knowledge in areas like administration, accounting and technology. Through strategic partnerships and training programs, it seeks to enhance the skills of students and teachers, linking the learning process with the real demands of the labor market and promoting training that boosts employability and contributes to the country's economic development. Initiatives developed in this area include:

- **Banco de Chile Academy:** Practical, certified training programs are developed through partnerships with academic institutions to complement the students' profiles and strengthen their competitiveness in the job market. During the period, 861 students were trained in in-demand areas such as accounting, entrepreneurship and information technology. All programs are reviewed and validated by the training team to ensure they align with labor market needs.

  The training was complemented by internship opportunities offered throughout the country, with 69 students completing internships at the organization nationwide.

  Also, for the second consecutive year, the Education for Chile program awarded 100 scholarships for educators in Generative Artificial Intelligence applied to teaching, focused on optimizing planning times, innovative teaching resources and improving learning and evaluation processes.

- **Co-op Program:** Program carried out since 2017 as part of the Pacific Alliance, aimed at contributing to the economic

and social development of its member countries. For the ninth consecutive year, 20 high school juniors and seniors from the administration and accounting program at Santa Juliana Technical High School in Recoleta completed rotations in various areas of the bank in 2025. Throughout the learning process, they were accompanied by volunteers from the organization serving as mentors.

- **TP Teacher Recognition:** In alliance with ONG Canales, the recognition seeks to draw attention to and value the work of technical-professional educators transforming lives in classrooms and workshops throughout Chile. It highlights innovative teaching, commitment to training and real impact on students and communities. More than 600 applications were received this year. The winner chosen was Claudia Saldía, a teacher of agriculture and livestock sciences at Cruz del Sur Agricultural High School in Vilcún (La Araucanía Region).

- **Innovative Classroom:** Contest that recognizes creative projects in technical-professional education, promoting solutions that improve teaching and employability. In 2025, 59 initiatives participated and three outstanding proposals in electromobility, cultural heritage and sustainability were awarded funding and support for implementation.

- **Mentor Leader Volunteers:** This program aims to help students transition from school to work, to improve educational continuity and employability indicators, and to reduce the number of young people who are neither studying nor working. It does this by connecting high school students with Banco de

Chile professionals who accompany them through orientation, motivation and development sessions. This year the program was carried out in partnership with the Emplea Foundation, benefiting 91 students throughout the country.

More Women in Technology

This initiative seeks to promote the inclusion of women in the labor market with a focus on technology, addressing the gender gap in a sector with high employability opportunities.

- **Banco de Chile Academy:** Scholarships were awarded to 316 women entrepreneurs, migrants and young people under 30 years of age, through partnerships with training institutions specializing in intensive boot camps. Employability levels for this type of training and certification are reported to be over 70% after six months.

- **STEM Mentor Volunteers:** This initiative aims to strengthen the personal and professional development of STEM (Science, Technology, Engineering and Mathematics) graduates and students. This year, 30 Inacap students were supported through personalized mentoring provided by volunteer mentors from Banco de Chile, including specialists and managers from STEM areas.

In addition, to expand employability opportunities, the bank took advantage of a tax exemption to provide more than 1,246 job-related scholarships for training in skills and trades in 2025. These scholarships were distributed as follows:

66% people with disabilities

24% at-risk youth and women

8% seniors



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3. Early education

This program seeks to strengthen reading and writing skills in early childhood, promoting a taste for reading as a foundation for learning and educational inclusion.

- **Impulso Lector Volunteers:** Throughout the year, bank employees accompanied 100 six- to ten-year-old children in activities that stimulate reading comprehension and imagination in order to generate meaningful experiences that awaken an interest in reading from an early age.

- **Reading Fair:** An interactive space that brought together 1,000 students in workshops, storytelling and recreational activities to promote a love for reading.



4. Civic education and values

This initiative seeks to form conscientious, participative citizens, promoting values, culture and experiences that broaden horizons.

- **Meetings and Talks:** The Education for Chile Meetings brought together 400 participants in a space for reflection on the future of education. In addition, six expert-led talks addressed key issues such as innovation in teaching, inclusion and skill development, reaching 800 people.

- **Challengers Contest:** More than 7,000 students participated in this competition to challenge critical thinking and innovation to solve a social problem. Organized in alliance with Universidad de los Andes, the second version of this program focused on financial education at street fairs. The winners—three secondary technical-professional students and one teacher—were awarded a trip to South Korea, living a unique international experience connecting education with global culture.

- **Arts and Culture – My First Opera:** As part of the Education for Chile Program, Banco de Chile presented The Barber of Seville at the Municipal Theater of La Pintana, offering more than 500 attendees—mainly local families and children—a free and inclusive cultural experience to bring art and classical music closer to the community.

- **Heritage Tours:** Banco de Chile developed several activities aimed at promoting culture and institutional history. In addition, the corporation once again opened its headquarters to groups of students, teachers and workers to generate a sense of belonging and convey the organization's commitment to Chile.



The tours included activities or talks focused on technical topics, job training or financial education tailored to the needs of each group.

- **Heritage Day 2025:** Banco de Chile invited the community to explore its emblematic Head Office—named a national historic monument in 2016—located at Ahumada 251 in downtown Santiago. In this edition, nearly 4,000 people participated in an immersive tour of the building's first floor, reliving 132 years of bank history.

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Partnerships with Universities

	Program name	Program objective
Universidad Adolfo Ibáñez	Transformational Women	Promote the development of high-potential female employees by providing them with knowledge and tools to strengthen their capabilities and develop their skills.
	Leadership Skills	Develop high-potential employees, providing them with knowledge and tools to strengthen their capabilities and prepare them to take on greater responsibilities.
Universidad de Chile, School of Economics and Business (FEN)	ABIF's My Financial Neighborhood	Ten financial education volunteers participated in the Never Too Late program from the My Financial Neighborhood initiative, which aims to support financial education and cybersecurity for seniors. The activities took place in the Metropolitan and Los Lagos regions.
Universidad Autónoma	Financial Education Talks and Banco de Chile Mentors	Their purpose is to provide financial education tools to the community, through material adapted to the target audience (schools, universities, entrepreneurs, senior citizens, migrants and other groups). This initiative encourages informed decision making and positive financial habits, such as saving and responsible spending. The content seeks to address the current needs and requirements of the CMF. This year the bank organized 10 talks for 831 university students.
Pontificia Universidad Católica de Valparaíso		
Universidad de Chile		
Universidad de Magallanes		
Universidad del Desarrollo		
Universidad Diego Portales		
Universidad Mayor		
Universidad de Chile	Talk on Products and Benefits	Training for the segment on financial products and their correct use.
Universidad del Biobío		
Universidad de Concepción (Chillán, Los Ángeles and Concepción campuses)		
Universidad Federico Santa María		
Universidad Católica de Valparaíso		
Universidad Católica del Norte		
Universidad de Antofagasta		

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Universidad del Desarrollo	National University Entrepreneurship Competition	The fifth edition of the National University Entrepreneurship Competition was held in 2025, attracting 263 projects from 686 undergraduate or graduate students and recent graduates (up to two years out of school) from various higher education institutions across the country—universities, professional institutes and technical training centers. Throughout the competition, participants took part in a training and acceleration program with online activities and received initial funding to validate their prototypes.
	National School Entrepreneurship Competition	The objective of the competition is to promote student entrepreneurship with social impact, incorporating 21st century skills and consolidating it as a real development alternative for people and for Chile. The contest is focused on teachers and their students in 7th to 12th grade from schools throughout the country. In its fourth version (2025), organizers received 603 applications from 2,112 students at 178 educational institutions nationwide.
	School Entrepreneurship Mentoring Certification	This program is directed at teachers of students in grades 7 through 12 who want to acquire tools to strengthen the attitudes and skills necessary to train agents of change in their school communities. For the fourth version (2025), 85 full scholarships were awarded for the program and 655 applications were received from teachers representing over 100 educational institutions nationwide.
	10th National Entrepreneur Challenge Competition Workshops	This year, as part of the training process for the 10th National Entrepreneur Challenge Competition, the first 200 pre-selected participants had access to the UDD Entrepreneurship Academy platform, a self-paced online program with classes and workshops taught by experts from this university and leading professionals from the national ecosystem. The 20 finalists participated in a day of mentoring and practical advising at the UDD Pitch Center.
UDD Ventures (Universidad del Desarrollo Business Accelerator)	Pitch and Storytelling Workshop	Training program for finalists of Banco de Chile's Entrepreneur Challenge Competition focused on storytelling to convey an effective message and presentations when employees are asked to pitch a new project.
Universidad de los Andes	Challengers Innovation Challenge	For the second consecutive year, in partnership with Universidad de los Andes, more than 7,000 students participated in this competition aimed at developing critical thinking and innovation to address a social problem. The 2025 challenge focused on financial education at street fairs. The winners—three secondary technical-professional students and one teacher—were awarded a trip to South Korea, living an international experience connecting education with global culture.
	Series of Talks about the Future of Education in Chile	The talks were organized by the Human Development Lab at Universidad de los Andes with support from Banco de Chile, which promoted the meeting between officials from the current and previous administrations, rectors, international scholars, representatives of civil society and the private sector, to reflect on the challenges surrounding education and work in Chile.

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Emergency Response

Support for Puerto Varas

In response to the catastrophe that affected the city of Puerto Varas, where homes, buildings, businesses, vehicles and public areas were severely damaged by an unusual tornado, Banco de Chile reaffirmed its commitment to a timely and supportive response.

Through its strategic partner Desafío Levantemos Chile, the corporation donated rebuilding cards and tools to support the affected families and entrepreneurs.

Support for La Providencia School after Emergency in Traiguén

Banco de Chile ratified its commitment to education and the community by providing immediate support to a school in the Araucanía Region where facilities were severely affected by a fire, thus reaffirming its support for efforts to rebuild and get students back to school.

This coed subsidized private high school dating back 130 years welcomes students from numerous districts and nearby regions. Of its 125 enrolled students, 90 live in its free boarding school available Monday through Sunday. It has a School Vulnerability Index (SVI) of 99%, which demonstrates the important social role it plays by providing secondary and technical-professional education.

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Entrepreneurship

National Entrepreneur Challenge Competition

The tenth edition of the National Entrepreneur Challenge Competition was held in 2025, consolidating its position as one of the most important contests to promote innovative projects that generate social, environmental or cultural impact. Under the slogan "10 years promoting those who impact a country," more than 25 thousand applications were received from entrepreneurs from every one of Chile's regions, with initiatives that address local and global issues.

In one stage of the competition 200 pre-selected entrepreneurs completed a training program given by Universidad del Desarrollo, one of the partners of the initiative. After that, the 20 finalists worked on their pitch in an effective storytelling workshop with UDD Ventures and participated in a series of mentoring, networking and practical sessions with augmented reality.

National University Entrepreneurship Competition

The fifth edition of the National University Entrepreneurship Competition was held in 2025, promoted by Banco de Chile's SMEs for Chile Program in alliance with Universidad del Desarrollo.

The initiative attracted 263 projects from 686 undergraduate or graduate students and recent graduates (up to two years out of school) from various higher education institutions across the country—universities, professional institutes and technical training centers. Throughout the competition, participants took part in a training and acceleration program with online activities and received initial funding to validate their prototypes.



National School Entrepreneurship Competition

The fourth version of the National School Entrepreneurship Contest, an initiative aimed at strengthening an entrepreneurial culture among elementary and middle school students nationwide, was held in 2025.

In this edition, 603 teams participated, made up of more than 2,000 students from 7th grade to 12th grade from 178 schools throughout the country. The program seeks to develop key competencies in young people, such as leadership, innovation, critical thinking and social commitment, through a comprehensive training process.

School Entrepreneurship Mentoring Certification

Driven by Banco de Chile (through its SME Program) and Universidad del Desarrollo (UDD), this program is directed at teachers of students in grades 7 through 12 who want to acquire tools to strengthen the attitudes and skills necessary to train agents of change in their school communities.

For the fourth version (2025), 85 full scholarships were awarded for the program to benefit teachers committed to educational innovation. The initiative received 655 applications from teachers representing over 100 schools throughout Chile.

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COMMUNITY ENGAGEMENT

Women Who Inspire

In its fifth consecutive year, the Women Who Inspire program sustained Banco de Chile's commitment to equity and the country's development, recognizing women leaders who generate social, economic and environmental impact.

From over 1,500 applications received in 2025, the jury selected 30 winners from 16 towns in six regions— Coquimbo, Valparaíso, Metropolitan, Biobío, La Araucanía and Los Lagos—in areas as diverse as education, inclusion, sustainability, science and technology.

The initiative provided mentoring, training and support to strengthen their leadership and collaboration networks, also integrating winners of the National Entrepreneur Challenge Contest and the Avonni award.

Banco de Chile Innovative Woman Award

Awarded annually as part of the Avonni Awards at the Innovation Forum, this recognition seeks to highlight the role of women in innovation and sustainable development.

In its fourth version, it was awarded to Beatriz Palma, architect, anaplastologist and specialist in oncology esthetics, with her project My Nipp, a hyperrealistic, biocompatible external prostheses for women who have had a mastectomy. This non-invasive, medically validated solution contributes to the patient's physical and emotional recovery and adds value to their lives.

Entrepreneurs Club

This initiative, developed together with Desafío Levantemos Chile, seeks to support the economic and social reactivation of entrepreneurs in the Valparaíso Region affected by emergencies. The program combines training, personalized mentoring and financial support to strengthen enterprises in key areas like business modeling, financial health and digital marketing. In 2025, 30 entrepreneurs benefited from training, a financial contribution and support from 30 of the bank's employee volunteers.





Inclusion

Banco de Chile demonstrates its commitment to **inclusion, non-discrimination and respect for diversity**, promoting equal opportunities for employees, customers and the community at large through initiatives such as:

Teletón 2025

Banco de Chile once again reaffirmed its institutional commitment to the Teletón, a charitable endeavor that has worked for 47 years for the rehabilitation and inclusion of more than 32 thousand children and young people in its 14 institutes from Arica to Coyhaique.

Thanks to a solid track record and more than 7 thousand committed Banco de Chile volunteers, the campaign exceeded its **2025** goal with a total of **Ch$50,202,554,528**, reflecting an increase of more than **Ch$2,765,491,656** over the previous year. Of the total collected, 70% came from individuals and **30% from companies**.

Senior Citizen Support

Banco de Chile volunteers provided support to senior citizens by telephone and letter for the fifth consecutive year. Over 90 volunteers helped to address loneliness and promote the emotional wellbeing of program participants from the Juan Carlos Kantor "Amanoz" Foundation and the Las Rosas Foundation over a six-month period.

In addition, Banco de Chile collaborated with different initiatives to promote the inclusion of senior citizens, such as ICARE's Silver Economy Roundtable and the Red Conecta Mayor UC from Pontificia Universidad Católica de Chile.

The Chilean Open

The 26th edition of the Chilean Open Banco de Chile Cup, one of the oldest and most important wheelchair tennis tournaments in the world, was held in 2025. Nearly 40 Chilean and international players competed on the courts of Banco de Chile's Stadium in Santiago.



The tournament is part of the Uniqlo Wheelchair Tennis Tour, an international circuit of adapted tennis, and awarded a total of US$14,000 in prizes.

Outstanding Chilean competitors include Macarena Cabrillana (#1 in Chile, #19 in the world, singles and doubles champion at Indian Wells and bronze medalist at the Santiago 2023 Parapan American Games) and Alexander Cataldo (#1 in Chile, #17 in the world, silver medalist at the Parapan American Games and singles and doubles champion at Indian Wells). Both athletes receive ongoing support from Banco de Chile. Likewise, Luis Felipe Echeverría, a Chilean tennis player ranked 290th in the world, received the Banco de Chile Cup, an award that distinguishes effort and perseverance.

A Meaningful Christmas

The eighth version of this activity was held in 2025, inviting the bank's employees to get involved with the community through competitive grants in the areas of education, inclusion and environmental stewardship. This year 120 projects were selected in 73 municipalities in all regions, mobilizing 1,200 volunteers and benefiting more than 13,000 people: at-risk children and adolescents, women, seniors and people with disabilities, generating social impact and strengthening solidarity throughout the country.

COMMUNITY ENGAGEMENT

Breast Cancer Campaign

As part of its commitment to this cause, Banco Edwards—part of Corporación Banco de Chile—has partnered with Fundación Chile Sin Cáncer for the past ten years. In 2016, it financed the Outpatient Oncology Center at Sótero del Río Hospital, which doubled the cancer care capacity for seven communities in the Metropolitan Region. To date, more than 82,000 chemotherapy treatments and nearly 92,000 oncology appointments have been provided.

In 2022, the bank financed an oncology physical therapy room in this same healthcare center, where more than 10,000 sessions have been provided since. In 2023, 38 scholarships were awarded to healthcare professionals and breast prostheses were given to a group of public system patients to support their recovery process.

In addition, together with Fundación Chile Sin Cáncer, Banco Edwards promotes internal and external initiatives to raise awareness among customers and employees about the importance of early detection.



Banchile Inversiones Community Engagement

In the area of education and inclusion, Banchile Inversiones—consisting of Banchile Corredores de Bolsa and Banchile Administradora General de Fondos AGF—donated 20 refurbished computers to Corporación Educacional Cristo Joven. It has been collaborating with this organization for the past 30 years. It also donated 414 books and children's stories to the foundation's preschools.

Along these same lines, it promoted a program called "Parenting that Motivates with Tenderness and Optimism (PMTO)", providing support to the foundation's parents to strengthen respectful and positive parenting skills. In addition, it collaborated with the San Carlos de Maipo Foundation and OTEC Emplea to generate social responsibility networks for the integral development of families.

In the area of senior care and support, Banchile Inversiones has a longstanding relationship with the Las Rosas Foundation, participating in activities that provide company and well-being. It also promotes several charitable campaigns such as a national fundraiser during Senior Month, reaffirming its support for the quality of life of more than 2,200 of the foundation's residents.

In 2025 Banchile Inversiones once again renewed its participation in the Alliance for Youth, an initiative organized by Nestlé that aims to increase employment opportunities for this age group. It also reaffirmed its commitment to diversity and inclusion, achieving a score of 89.9% in the 2025 Corporate Labor Inclusion Measurement (MILE), an award granted by SOFOFA through the Inclusive Companies Network (ReIN).

Finally, it made progress in responsible waste management, implementing recycling initiatives at its Huérfanos, Agustinas and Enrique Foster offices.

Banco de Chile

Banco de Chile's Commitment to Chilean National Sports

In 2025, Banco de Chile continued to strengthen its commitment to Chilean national sports, consolidating its role as a strategic partner, supporting the following individuals and teams and incorporating youth athletes in disciplines that inspire the entire country.

Chilean Rugby

This project again marked a historic milestone in 2025 when the national rugby team qualified for the 2027 Rugby World Cup in Australia. Banco de Chile will continue to support several teams—Los Cóndores, Manque and Selknam—to further strengthen the growth of rugby in Chile.

Tennis

The bank continues to sponsor Chilean tennis player Alejandro Tabilo, who began 2025 ranked 23rd in the world.

León Achurra also joined the bank's team. This promising young Chilean tennis player performed well in South American youth tournaments and is projected as one of the future stars of the Chilean professional circuit.

Beach Volleyball

In 2025, cousins Marco and Esteban Grimalt did very well in the South American Beach Volleyball Circuit, winning gold in Los Andes, silver in Rancagua and bronze in Iquique, as well as a podium placement in the Elite16 in Newport (USA).

Cold Water Swimming

Bárbara Hernández won two gold medals at the Cold Water World Championships in Italy, and also achieved her fourth Guinness World Record by swimming the longest distance in water below 5°C.

Urban and Mountain Sports

Banco de Chile continued to support Josefina Tapia, second in the national skateboarding rankings; Fernanda Gildemeister, a downhill mountain biking star; and Renato Alegría, a Chilean climber positioned as one of sport's top contenders in Chile.

Paralympic Sports

Paralympic weightlifter Jorge Carinao earned the sport's top achievement at the Powerlifting World Championship in Egypt.

Wheelchair tennis players Macarena Cabrillana (No. 1 in the national ranking and 19th in the world) and Alexander Cataldo (No. 1 in the national ranking and 17th in the world), won the singles and doubles titles at the 26th Chilean Open Banco de Chile Cup wheelchair tennis tournament and were champions in both singles and doubles at the ITF3S tournament in Indian Wells, United States.



COMMUNITY ENGAGEMENT

Banco de Chile athletes and their achievements in 2025

Alejandro Tabilo
- Winner of 1 ATP title in Chengdu
- Finalist of the Guangzhou Challenger 100
- Round of 16 finalist of the Monte Carlo Masters 1000, Indian Wells Masters 1000 and Miami Masters 1000.
- Currently ranked No. 80 in the world. Best ATP ranking in 2025 of 23rd.

Los Cóndores (Men's National Team)
- Qualified for Rugby World Cup 2027 in Australia

Los Cóndores Sevens (Men's National Team)
- Gold at the 2025 Ayacucho Bolivarian Games - (Five-time champion)

Selknam Rugby
- Semifinalists at Super Rugby Americas 2025

Manque
- First XV match, against Peru

Junior Cóndores
- Bronze at the 2025 Junior Pan American Games in Asunción

Marco and Esteban Grimalt
- Champions of the South American circuit stage in Los Andes
- Second place in the South American circuit stage in Rancagua
- Second place in the South American circuit stage in Asunción
- Third place in the Iquique South American Final
- Third place in the Elite16 world circuit in Newport Beach
- Fifth place in the Elite16 world circuit in Itapema
- Seventh time participating in the World Cup (Adelaide, Australia)

Bárbara Hernández
- First South American to complete a double-crossing of the English Channel: 107 km in 27 hours and 18 minutes
- Inducted into the Marathon Swimming Hall of Fame (ceremony to be held in May 2026)
- New Guinness World Record for the world's longest ice swim by a woman (her 4th Guinness) in Puerto Natales.
- World champion in icy waters (0 to 5°C) 1 km and 500 mts. in Molveno in January 2025

Josefina Tapia
- Third in the world in Rio de Janeiro, Brazil
- Twenty-sixth in the world in California
- Second in the Chilean ranking

Fernanda Gildemeister
- First place in Valparaíso Cerro Abajo
- Fourth place in the Pan American Games

Jorge Carinao
- Gold at the 2025 Para Powerlifting World Cup in Santiago
- Gold in Mixed Team at the 2025 Para Powerlifting World Cup in Santiago
- Gold at the 2025 World Para Powerlifting Championships in Cairo

Macarena Cabrillana
- No. 1 in the Chilean ranking
- No. 19 in the world ranking

Alexander Cataldo
- No. 1 in the Chilean ranking
- No. 17 in the world ranking

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RESPONSIBLE RESOURCE AND ENVIRONMENTAL MANAGEMENT

Banco de Chile remains committed to sustainable development and responsible environmental management.

Its main initiatives and achievements in 2025 include:

Blue Commitment for Chile

Through the Blue Commitment for Chile program, Banco de Chile promotes various initiatives aimed at protecting the environment and promoting sustainability, including eco-efficiency actions, community engagement projects, recycling programs and a range of sustainable products and services for individuals and SMEs.

Blue Crew

The Blue Crew (Cuadrilla Azul) is a group of bank employees from different areas that volunteer for projects to protect natural environments.

In 2025, the program focused on cleanup efforts at beaches, rivers and wetlands throughout the country. Over two days, 660 bank volunteers beautified a total of 277,650 m² in nine regions—Antofagasta, Tarapacá, Valparaíso, Metropolitan, Ñuble, Maule, Biobío, Los Ríos and Los Lagos.

They collected and recycled or properly disposed of 7,728 kilos of waste, helping revitalize natural spaces and reaffirm the organization's environmental commitment, while also creating opportunities for team building.

Banchile Corredores de Seguros

In 2025, Banchile Corredores de Seguros joined forces with the international organization Parley for The Oceans to promote the campaign "Join a current that cares for its rivers," to clean rivers and wetlands throughout the country to prevent waste from reaching lakes, beaches and oceans.

This project involved more than 80 cleanup events in 60 locations in 14 regions and over 2,500 volunteers, including corporation employees. Together, they cleaned up 3 million square meters, collecting over 15 metric tons of waste and recycling 2.5 metric tons of plastic.

The initiative also included installing a floating boom in the Maipo River near Santo Domingo to capture waste before it reaches the sea.

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Operational Eco-efficiency

In its Environmental Sustainability Policy, Banco de Chile has defined several work areas in an attempt to reduce its operational impact via energy and emissions, paper and water use, and waste generation and recycling.

The Administration and Corporate Affairs and Sustainable Development departments are responsible for coordinating with the different areas of the bank on diagnostic processes, indicators, projects, goals and efforts to manage the corresponding impacts. Thanks to their efforts, the organization has met its environmental commitments, reporting no environmental lawsuits or legal proceedings in 2025.

The main initiatives developed in 2025 to reduce environmental impact were:

- Recovery of waste generated by projects, managing to reuse (24.74 metric tons) and recycle (14.5 metric tons) materials, equipment and furniture, among other items.
- Use of Idea-Tec paints, thus preventing 358 kg of Styrofoam waste, equivalent to 1.07 metric tons of CO_2 not emitted.
- Installation of acoustic linings made from more than 238 kg of reused clothing, which improved sound absorption (RTm) by 53%.
- Upgrading of air conditioning equipment with more energy-efficient models and refrigerants with lower environmental impact and less global warming potential.

Environmental metrics

Topic	Indicator	Unit	2023	2024**	2025***
Energy	Total energy consumption*	GWh	32.6	32.8	30
Climate change	Direct GHG emissions (scope 1)	tCO$_2$e	3,827	3,932	3,121
Climate change	Indirect GHG emissions (scope 2)	tCO$_2$e	0	0	0
Waste	Waste to landfill from buildings	t	1,002	1,065	936
Water	Total water consumption	thousands of m³	259	221	217
Paper	Paper consumption	t	288	222	251

* Total energy consumption: fossil fuels + certified 100% renewable electricity.
** Values adjusted based on updated assumptions suggested by Deloitte.
*** Includes estimate for the month of December.

Energy and Emissions

Since 2021, the corporation has supplied its electricity needs via power purchase agreements (PPAs) and renewable energy certificates (IRECs). In 2025, 100% of its electricity use—equivalent to 27,091,308 kWh—was backed by generation from the Mampil and Peuchén run-of-the-river hydroelectric plants.

The figures below detail energy consumption within the organization and throughout the value chain.



Internal energy consumption and intensity



Energy consumption in the value chain



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Carbon Footprint

The bank's carbon footprint is quantified and verified annually and serves as a key indicator of the impact of its operations on climate change. In 2025, the main sources of emissions continued to be associated with customer transportation, employee commutes and refilling of refrigerant gases.

Between 2019 and 2025, the bank has achieved a cumulative decrease of 54% in its carbon impact, considering direct emissions, indirect emissions related to the use of electric power and other indirect emissions that are part of its corporate inventory. For sources under its control—Scope 1 and Scope 2 (market-based method)—the reduction is 81%, driven mainly by acquiring electricity from 100% renewable sources and by energy efficiency initiatives implemented in different operating areas.

For the fourth consecutive year, the bank earned the HuellaChile Quantification and Reduction Seal from the Ministry of the Environment for the 2024 cycle and the HuellaChile Seal of Excellence. These awards reaffirm the company's commitment to measuring, managing and effectively reducing greenhouse gas emissions.

To ensure the reliability of the reported data, the annual emissions inventories are audited by Deloitte, which reviews the methodological consistency, traceability and compliance with international standards applicable to GHG emissions calculations. These verifications reinforce the quality of the inventory and enable continuous improvements to be made to the measurement processes.



Carbon footprint

Greenhouse gas (GHG) emissions inventory

34 k tCO_2e Banco de Chile in 2025

3 k tCO_2e – Fuel and refrigerant gases – SCOPE 1 – 9%

Source		$\%CO_2e$
Diesel generator	34 kl	3%
Company diesel vehicle	244 kl	21%
Company gasoline vehicle	8 kl	0.6%
Refrigerant gases	1,328 kg	75%

0 k tCO_2e – Electricity – SCOPE 2 – 0%

Source		$\%CO_2e$
Average grid	0 GWh	N/A
100% renewable	27 GWh	No GHG
Solar panels	0 GWh	No GHG

2 k tCO_2e – Supplies and contracted services – SCOPE 3 – 6%

Source	$\%CO_2e$
Data center service	0%
Armored transportation services	69%
Courier transportation services	9%
Other (paper, water, cards)	23%

20 k tCO_2e – Customer access to the bank – SCOPE 3 – 59%

Source		$\%CO_2e$
Private vehicle	26%	72%
Public transport	32%	22%
Bicycle and on foot	41%	0%
Island ATMs + web access		6%

7 k tCO_2e – Face-to-face and remote work by employees – SCOPE 3 – 21%

Source		$\%CO_2e$
Private trips alone	21%	41%
Private shared trips	19%	13%
Public transport	51%	45%
Bicycle and on foot	9%	0%
Remote work		2%

2 k tCO_2e – Other – SCOPE 3 – 6%

Source	$\%CO_2e$
Business trips	52%
Fuel manufacturing A1	9%
Waste and recycling	39%

Source: Proyectae.
Notes:
- Differences may appear in the final figure due to rounding of decimals.
- Scope 2 emissions have been reported using the market method.
- Emissions from Category 15 (financing and investments) are excluded.





Paper consumption

Metric tons of paper consumed

- 2023: 288
- 2024: 222
- 2025: 251

Paper Consumption

Paper has historically been one of the bank's most used supplies. However, the organization's efforts to manage paper consumption reflect its progress towards digitalization, operational efficiency and more sustainable management. The corporation continues to move toward an increasingly paperless model, promoting various initiatives to reduce paper use. These include digitalizing formal documentation sent to customers, which has reduced the associated physical processes.

Waste Management

Banco de Chile manages its waste through an inclusive recycling model in a triple impact project developed together with Kyklos, a B corporation specialized in environmental culture. The bank has had a nationwide corporate recycling network since 2023. The data collected is fed into a computer system that can generate systematized reports, ensuring traceability and transparency. These reports include monthly declarations required by the National Waste Declaration System (SINADER) in collaboration with local certified companies.

The project incorporates grassroots recyclers, who are responsible for collecting, sorting, recovering, transforming and reusing materials. They also receive assistance to formalize their work, creating a social and environmental impact in the communities where this network operates. Workers from different areas of the bank and the cleaning staff also play an important role. Thanks to these joint efforts, 67 metric tons of material were recycled in 2025.

Similarly, all of the bank's personnel badges are produced from recycled PVC/PET, a highly durable option that helps reduce waste. Since 2022, new employees have been welcomed to the corporation with a recyclable gift box containing a backpack made from recycled PET bottle fabric and a cell phone charger made from wheat fibers. During 2025, 1,007 backpacks were handed out, equivalent to 25,172 repurposed plastic bottles.



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Impact of Extended Producer Responsibility Law (EPR)

In 2024 Banco de Chile was classified as a producer of priority products because it introduces containers or packaging, oils, tires, batteries, or electrical or electronic equipment into the market either by importing the items or selling them to third parties.

Due to the volumes entering the market, in addition to reporting to the Ministry of the Environment through the official platform, the bank must implement a management system to organize and finance the collection and treatment of these products. As a result, the organization continued to participate in the ReSimple Collective Management System in 2025.

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Water Consumption

In 2025, the bank recorded a total water consumption of 217 thousand m³. This includes water used in the recreational centers located in Algarrobo and Graneros. Although the impact of the bank's water use is lower than other productive sectors, the organization remains committed to responsibly managing this resource. Accordingly, the Administration Department promotes actions to efficiently and sustainably use water at all facilities.



Water consumption

Water consumption (Thousands of m³)

- 2023: **259**
- 2024*: **221**
- 2025**: **217**

Total water withdrawn

* Final annual consumption without estimates.
** Includes estimate for the month of December.



In this Annual Report, Banco de Chile presents its performance in financial and sustainability indicators, prioritizing compliance with the requirements of General Rule No. 30 as amended by General Rules No. 461 and No. 519 (hereinafter NCG No. 30), all from the Financial Market Commission (CMF).

The drafting of this report also incorporated industry indicators for "Commercial Banks" in accordance with the Sustainability Accounting Standards (SASB) and guidelines of the updated version of the Global Reporting Initiative (GRI) standards for the "in reference" option. Both are international standards.

This report also shows Banco de Chile's progress on its compliance with the Ten Principles of the Global Compact, an initiative of the United Nations (UN) that the organization signed onto in 2017 and which promotes respect for human rights, labor relations, protection of the environment and the fight against corruption.

This report covers the period from January 1 to December 31, 2025, and addresses the bank's various customer segments, excluding information from subsidiaries except where explicitly stated.

The essence of this Annual Report lies in Banco de Chile's commitment to presenting its economic and financial performance alongside its management of environmental, social and governance factors. All this is framed by a strategy that seeks to create long-term, sustainable value for the bank's diverse stakeholders. Any updating of information has been explicitly stated in the report.

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GRI
2-2
2-3
2-4

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OF INFORMATION

This Annual Report was prepared by Banco de Chile's Investor Relations and Economic Analysis Department, with support from the internal areas responsible for generating and providing information. Throughout the process, priority was given to the quality, clarity, accuracy, periodicity, balance, comparability and verifiability of the data presented.

External advice was provided at all stages of the process by Deloitte, a company that specializes in NCG 30 requirements and SASB and GRI standards. Likewise, the organization's economic, social and environmental performance indicators were analyzed using data, technical tools and procedures recognized in national and international standards.

For the 2025 reporting period, the indicators required by General Standard (NCG) 30, modified by NCG 461 and NCG 519 in sections "8 Legal and regulatory compliance" and "9.1 SASB metrics," were independently verified by Grant Thornton.

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CMF

9.2

GRI

2-2

2-3

2-4

2-5







10

Material or Essential Events

Banco de Chile

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BANCO DE CHILE MATERIAL OR ESSENTIAL EVENTS

(a) During 2025, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:

Date	Securities registration number	Series	Amount	Currency	Maturity	Average rate
March 17, 2025	11/2022	FC	600,000	UF	01/01/2030	2.97%
March 20, 2025	11/2022	FC	300,000	UF	01/01/2030	2.97%
March 21, 2025	11/2022	FC	1,050,000	UF	01/01/2030	2.97%
April 01, 2025	11/2022	FC	800,000	UF	01/01/2030	2.96%
April 03, 2025	11/2022	FO	900,000	UF	01/01/2032	2.92%
April 15, 2025	11/2022	FH	850,000	UF	12/01/2030	2.84%
April 17, 2025	11/2022	GG	1,000,000	UF	05/01/2035	3.03%
April 17, 2025	20240002	HD	2,000,000	UF	10/01/2034	3.03%
May 07, 2025	11/2022	FH	300,000	UF	12/01/2030	2.92%
May 09, 2025	11/2022	GG	150,000	UF	05/01/2035	3.03%
May 09, 2025	20240002	HN	300,000	UF	12/01/2039	3.06%
May 30, 2025	11/2022	FA	590,000	UF	08/01/2028	2.77%
May 30, 2025	11/2022	FH	250,000	UF	12/01/2030	3.06%
June 02, 2025	11/2022	FH	350,000	UF	12/01/2030	3.06%
June 02, 2025	11/2022	FH	250,000	UF	12/01/2030	3.05%
June 03, 2025	11/2022	FH	226,000	UF	12/01/2030	3.04%
June 06, 2025	11/2022	FH	108,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FH	666,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FO	500,000	UF	01/01/2032	3.06%
July 03, 2025	11/2022	GG	610,000	UF	05/01/2035	3.15%
July 09, 2025	11/2015	CI	500,000	UF	02/01/2033	3.14%
July 10, 2025	11/2015	CG	1,250,000	UF	08/01/2032	3.14%
July 10, 2025	11/2015	CH	400,000	UF	12/01/2032	3.14%
July 10, 2025	11/2015	CI	150,000	UF	02/01/2033	3.14%
July 15, 2025	20240002	HW	1,600,000	UF	06/01/2044	3.21%
July 17, 2025	11/2022	GB	225,000	UF	09/01/2034	3.18%
July 18, 2025	11/2022	GB	250,000	UF	09/01/2034	3.16%
July 21, 2025	11/2022	GB	150,000	UF	09/01/2034	3.13%
July 22, 2025	11/2022	GB	500,000	UF	09/01/2034	3.11%
July 22, 2025	11/2022	GG	150,000	UF	05/01/2035	3.11%
July 22, 2025	20240002	HW	450,000	UF	06/01/2044	3.19%
August 22, 2025	11/2022	GG	100,000	UF	05/01/2035	2.99%
August 27, 2025	20240002	HN	550,000	UF	12/01/2039	3.06%
September 04, 2025	11/2022	GG	400,000	UF	05/01/2035	3.01%
September 04, 2025	20240002	HW	200,000	UF	06/01/2044	3.12%
September 05, 2025	11/2022	GA	1,000,000	UF	05/01/2034	3.05%
September 05, 2025	11/2022	GD	4,000,000	UF	01/01/2035	3.09%
September 05, 2025	20240002	HI	5,000,000	UF	06/01/2037	3.13%






Date	Securities registration number	Series	Amount	Currency	Maturity	Average rate
September 11, 2025	11/2022	GA	800,000	UF	05/01/2034	2.99%
September 15, 2025	11/2022	GA	50,000	UF	05/01/2034	2.99%
September 15, 2025	20240002	HW	550,000	UF	06/01/2044	3.12%
September 16, 2025	20240002	HN	1,000,000	UF	12/01/2039	3.03%
September 17, 2025	11/2022	FU	1,650,000	UF	11/01/2032	2.91%
September 17, 2025	11/2022	GA	550,000	UF	05/01/2034	2.99%
September 22, 2025	11/2022	FU	800,000	UF	11/01/2032	2.91%
September 22, 2025	11/2022	GA	150,000	UF	05/01/2034	2.98%
September 22, 2025	20240002	HW	2,100,000	UF	12/01/2036	3.08%
September 23, 2025	20240002	HW	1,600,000	UF	12/01/2036	3.07%
September 25, 2025	11/2022	FU	150,000	UF	11/01/2032	2.90%
October 28, 2025	11/2022	GA	650,000	UF	05/01/2034	2.99%
October 28, 2025	20240002	HW	150,000	UF	06/01/2044	3.03%
October 30, 2025	20240002	HW	300,000	UF	06/01/2044	3.02%
November 06, 2025	11/2022	FU	400,000	UF	11/01/2032	2.89%

‹ 229 ›

CMF

10

(b) On January 17, 2025, Banco de Chile reported that the Financial Market Commission informed the Bank that it resolved to maintain as a capital requirement for Pillar II risk, the charge already constituted of 0.13% of the risk-weighted assets net of required provisions, in accordance with article 66 quinquies of the General Banking Law.

(c) On February 11, 2025, the Board of Directors of Banco de Chile agreed to summon an Ordinary Shareholders' Meeting for March 27, 2025 in order to propose, among other matters, the following distribution of profits for the year ended December 31, 2024:

a) Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid-in capital and reserves according to the variation in the Consumer Price Index that occurred between November 2023 and November 2024, amounting to Ch$212,012,307,434 which will be added to retained earnings from previous periods.

b) Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.85357420889 to each of the 101,017,081,114 shares of the Bank.

Consequently, a distribution as dividend of 82.4% of the profits for the year ended December 31, 2024 is proposed.

(d) During the year 2025 Banco de Chile has reported as an essential event the following placements in the foreign market, issued under its Medium-Term Notes Program ("MTN"):

BANCO DE CHILE MATERIAL OR ESSENTIAL EVENTS

Date	Amount	Currency	Maturity	Average rate
June 17, 2025*	100,000,000	CHF	07/15/2031	1.1875%
June 18, 2025	10,000,000,000	JPY	06/27/2030	1.635%
July 09, 2025	1,000,000,000	MXN	07/17/2030	TIIE (28 days) + 1.05%
October 22, 2025	70,000,000	AUD	10/30/2035	BBSW3M +1.28%
October 30, 2025	620,000,000	HKD	11/12/2032	3.735% (annual rate)

*   This placement will be listed on the Zurich Stock Exchange (Switzerland) and is intended to finance or refinance social and environmental projects in accordance with Banco de Chile's Sustainability Financing Framework.

(e)   On April 10, 2025, at a meeting of the Board of Directors of Banco de Chile, the directors agreed, subject to prior authorization from the Financial Market Commission, to absorb the subsidiary Socofin S.A., by acquiring the shares issued by it whose owner is Banchile Asesoría Financiera S.A. and, dissolve Socofin S.A. in accordance with the provisions of section 2 of article 103 of Law 18,046. Likewise, once the dissolution of the aforementioned company occurs, the Bank will be the legal successor of the entity.

(f)   On July 4, 2025, Banco de Chile announced that, by public deed dated June 23, 2025, granted by the Notary of Santiago, Mrs. María Pilar Gutiérrez Rivera, Banco de Chile acquired all the shares held by Banchile Asesoría Financiera S.A. in the company Socofin S.A., a subsidiary of Banco de Chile. In accordance with item 2 of Article 103 of Law No. 18,046 on Corporations, and after an uninterrupted period of more than 10 days, Socofin S.A. has been dissolved because 100% of its shares are held by Banco de Chile, which, beginning on July 4, 2025, becomes its legal successor and continuator.

(g)   On August 29, 2025, Banco de Chile announced that, together with Citigroup Inc., they have agreed to extend the term of the Cooperation Agreement, the Global Connectivity Agreement, and the Amended and Restated Trademark License Agreement, the first two originally executed on October 22, 2015, and the latter on November 29, 2019.

Pursuant to this extension, the term of these agreements will run from January 1, 2026, through January 1, 2028. The parties may agree, prior to August 31, 2027, to extend the term for an additional two years starting January 1, 2028. If such agreement is not reached, the contracts will be automatically extended one time only for a period of one year, from January 1, 2028, to January 1, 2029. The same renewal procedure may be used in the future as often as the parties agree.

Additionally, on this same date, Banco de Chile and Citigroup Inc. executed an Amended and Restated Master Services Agreement, agreeing that its term will be the same as that established in the Cooperation Agreement referred to in the previous paragraph.

The Board of Directors of Banco de Chile, in session No. BCH 3,037 held on August 28, 2025, approved the extension and execution of the previously mentioned agreements under the terms set forth in Articles 146 and following of the Chilean Corporations Law.




(h) On September 11, 2025, Banco de Chile announced that its Board of Directors resolved to convene an Extraordinary Shareholders' Meeting to be held on November 10, 2025, at 10:00 a.m., in the Bank's Auditorium located at Huérfanos Street No. 930, Santiago, for the purpose of addressing the following matters:

1. Approve amendments to the bank's bylaws as detailed below:
a) Amend Article Two to maintain the city of Santiago as the corporate domicile and remove the reference to the commune of Santiago.
b) Amend Article Eight to reduce the number of directors from eleven to nine.
c) Amend Article Nine to adjust the minimum quorum required to hold board meetings from six to five regular or alternate directors.
d) Amend Article Ten regarding the convening of extraordinary board meetings.
e) Replace Article Nineteen to incorporate as a permanent provision in the bylaws the possibility of participating and/or voting in shareholders' meetings through systems and procedures approved by the board, including technological means, without prejudice to holding meetings with in-person attendance.
f) Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the public.
g) Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.
h) Eliminate the Third Transitional Article.
i) Remove the Second and Fourth Transitional Articles.
j) Incorporate a new Second Transitional Article providing that, at the next ordinary shareholders' meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the bylaws amendment, nine regular directors shall be elected in accordance with the amendment to Article Eight, and that from such date Article Nine will be applicable as approved by the extraordinary shareholders' meeting.

2. Approve a new consolidated text of the bank's bylaws.

3. Adopt any other resolutions necessary to implement the bylaws amendment and grant the powers required to execute the resolutions adopted on the matters indicated above.

Additional information regarding the board's resolutions and the proposals to be submitted to the shareholders' meeting on the matters described in items 1 and 2 above is available on the Bank's website at www.bancochile.cl.

(i) On November 10, 2025, Banco de Chile reported that at the Extraordinary Shareholders' Meeting held on the same day, the following was agreed:

1. Approved the following modifications into the bylaws;
a) Amend Article Two to maintain the city of Santiago as the corporate domicile, removing the current reference to the commune of Santiago.

‹ 231 ›

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10

BANCO DE CHILE MATERIAL OR ESSENTIAL EVENTS

b) Amend Article Eight to reduce the number of Directors from eleven to nine, while maintaining two alternate directors.

c) Amend Article Nine to adjust the minimum quorum required to constitute Board meetings, reducing it from 6 to 5 regular or alternate directors.

d) Amend Article Ten with respect to the notice requirements for calling extraordinary Board meetings.

e) Amend Article Nineteen to incorporate, as a permanent provision in the Bylaws, the possibility of participating and/ or voting in Shareholders' Meetings through systems and procedures approved by the Board of Directors, including technological means.

f) Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the general public.

g) Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency of Banks and Financial Institutions and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.

h) Delete the Third Transitory Article.

i) Eliminate the Second and Fourth Transitory Articles.

j) Incorporate a new Second Transitory Article establishing that, at the next Ordinary Shareholders' Meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the amendment to the Bylaws, nine Regular Directors shall be elected in accordance with the amendment to Article Eight, and that from that date onward, Article Nine of the bylaws shall apply according to the text approved by the Extraordinary Shareholders' Meeting.

2.   Approve a new consolidated text of the Bank's Bylaws.

3.   Grant the necessary powers to implement the amendment to the Bylaws and to carry out the resolutions adopted regarding the aforementioned matters.

(j)   On November 27, 2025 Banco de Chile informed the CMF that it has become aware of the approval of the general policy for the election of directors in subsidiaries by LQ Inversiones Financieras S.A.

The aforementioned policy is available on the website of LQ Inversiones Financieras S.A. **www.lqif.cl**.



Banco de Chile

11

Additional
Information

Banco de Chile

• • • • • •

CONTENT INDEX

SASB

Commercial Banks				
Topic	**Parameter**	**Code**	**Chapter**	**Page**
Data security	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected	FN-CB-230a.1	CUSTOMERS	144
	Description of the approach to identifying and addressing data security risks	FN-CB-230a.2	CUSTOMERS	144
Financial inclusion and capacity building	(1) Number and (2) amount of loans outstanding that qualify for programs designed to promote small business and community development	FN-CB-240a.1	ADDITIONAL INFORMATION	253
	(1) Number and (2) amount of past due and nonaccrual loans that qualify for programs designed to promote small business and community development.	FN-CB-240a.2	ADDITIONAL INFORMATION	253
	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers	FN-CB-240a.3	CUSTOMERS	137
	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers	FN-CB-240a.4	COMMITMENT TO CHILE	204-205
Incorporation of environmental, social and governance factors in credit analysis	Description of approach to incorporation of environmental, social, and governance (ESG) factors in credit analysis	FN-CB-410a.2	STRATEGY AND BUSINESS MODEL	123-125
Corporate ethics	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice or other related financial industry laws or regulations	FN-CB-510a.1	LEGAL AND REGULATORY COMPLIANCE	198
	Description of whistleblower policies and procedures	FN-CB-510a.2	CORPORATE GOVERNANCE	39-40
Systemic risk management	Description of approach to integrate results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	FN-CB-550a.2	CORPORATE GOVERNANCE	78-79
Activity parameters	(1) Number and (2) value of checking and savings accounts by segment: (a) personal, (b) small business, and (c) corporate	FN-CB-000.A	ADDITIONAL INFORMATION	234
	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate	FN-CB-000.B	ADDITIONAL INFORMATION	234; 253

SASB FN - CB-000.A, SASB FN-CB-000.B
The Bank has decided not to disclose metrics related to the number of loans, number of accounts and value of accounts by segment, as they are directly linked to a material sustainability opportunity associated with financial inclusion and target segment development, information that it believes to be commercially sensitive. In accordance with IFRS S1, paragraphs B34 to B36, the bank clarifies that this information is not publicly available, that its disclosure could affect the economic benefits from such opportunity and that it cannot be presented in aggregate form without generating that effect. Consequently, it has applied the exemption provided for in the standard and will reevaluate at each reporting period.

‹ 234 ›

CMF

1

9.1

SASB

FN - CB-000.A

FN-CB-000.B



CMF Content Index

Topic	Disclosure					Chapter	Page
1. Content index						CONTENT INDEX	234-243
2. Corporate profile	2.1 Mission, vision, objectives and values					CORPORATE PROFILE; PEOPLE	15; 160
	2.2 Historical information					CORPORATE PROFILE	22-23
	2.3 Ownership	2.3.1 Control situation				CORPORATE PROFILE	24
		2.3.2 Major changes in ownership or control				CORPORATE PROFILE	25
		2.3.3 Identification of majority partners or shareholders				CORPORATE PROFILE	25
		2.3.4 Shares, characteristics, and rights	i. Description of series of shares			CORPORATE PROFILE	26-27
			ii. Dividend policy: Explain the dividend and/or profit distribution policy, as applicable, that the entity's management intends to follow for the next two years.			CORPORATE PROFILE	28
			iii. Statistical information	a. Dividends		CORPORATE PROFILE	28
				b. Stock exchange transactions		CORPORATE PROFILE	26-27
				c. Number of shareholders		CORPORATE PROFILE	24
		2.3.5 Other securities				CORPORATE PROFILE	29
3. Corporate governance	3.1 Governance framework	i. How the entity seeks to ensure and assesses the proper functioning of its corporate governance				CORPORATE GOVERNANCE	32
		ii. How the entity integrates a sustainability approach into its business				CORPORATE GOVERNANCE	32-33
		iii. How the entity detects and manages conflicts of interest				CORPORATE GOVERNANCE	33-36
		iv. How the entity addresses the interests of its key stakeholders				STRATEGY AND BUSINESS MODEL	100-101
		v. How the entity promotes and facilitates innovation				CORPORATE GOVERNANCE	38
		vi. How the entity identifies and reduces organizational, social or cultural barriers				CORPORATE GOVERNANCE	40
		vii. How the entity identifies diversity of skills and knowledge				CORPORATE GOVERNANCE	40
		Organizational chart				CORPORATE GOVERNANCE	41
	3.2 Board of directors	i. List of members				CORPORATE GOVERNANCE	44-48
		ii. Board compensation				CORPORATE GOVERNANCE	49
		iii. Hiring of experts				CORPORATE GOVERNANCE	49
		iv. Table of board member knowledge, skills, and experience				CORPORATE GOVERNANCE	45-48
		v. A description of the procedures or mechanisms implemented for new member orientation				CORPORATE GOVERNANCE	42
		vi. The frequency with which it meets with risk management units				CORPORATE GOVERNANCE	50
		vii. A description of how environmental and social issues are reported and how frequently this is completed				CORPORATE GOVERNANCE	50
		viii. Whether the full board of directors or any of its members has made on-site visits to the various facilities this year				CORPORATE GOVERNANCE	51

OPENING
REMARKS

CORPORATE
PROFILE

CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

CONTENT INDEX

Topic		Disclosure		Chapter	Page
3. Corporate governance	3.2 Board of directors	ix. Whether the board of directors regularly evaluates its collective and/or individual performance and that of its committees	a. Identification of areas where members of the board can receive training	CORPORATE GOVERNANCE	51
			b. Detection and reduction of organizational, social or cultural barriers that may be inhibiting the natural diversity of capabilities	CORPORATE GOVERNANCE	51
			c. Expert advice for performance evaluation	CORPORATE GOVERNANCE	51
		x. Notwithstanding any legal obligations, whether it expressly includes the determination of the minimum number of regular meetings, the minimum average time of face-to-face and remote dedication to them, and the advance notice with which the notification and the necessary background for the proper conducting of such meetings must be sent, recognizing the unique characteristics of the entity and the diversity of experiences, conditions and knowledge existing in the board of directors based on the complexity of the matters to be discussed.		CORPORATE GOVERNANCE	52
		xi. Change in internal organization Whether it expressly includes changing, where applicable, its internal organization and operation when faced with contingencies or crises, under an operational continuity plan.		CORPORATE GOVERNANCE	53
		xii. Whether there is an information system that gives each director secure, remote, and continual access to:	a. The minutes and documents exhibited in each board meeting, or equivalent, indicating the time frame of the historical record of these minutes and documents.	CORPORATE GOVERNANCE	52
			b. The minutes or document summarizing all the matters to be discussed at each meeting	CORPORATE GOVERNANCE	52
			c. A complaint system or channel that has been implemented	CORPORATE GOVERNANCE	53
			d. The final text of the minutes of each meeting, indicating the period after the respective meeting for which such minutes are available for consultation.	CORPORATE GOVERNANCE	52
		xiii. The following should be reported with respect to the composition of the board of directors:	a. The total number of directors and their genders	ADDITIONAL INFORMATION	244
			b. The number of directors by nationality and gender	ADDITIONAL INFORMATION	244
			c. The number of directors by age using the ranges presented in section 5.1.3 by gender	ADDITIONAL INFORMATION	244
			d. The number of directors in the organization by seniority and gender based on the ranks presented in section 5.1.4	ADDITIONAL INFORMATION	245
			e. The number of directors with disabilities by gender	ADDITIONAL INFORMATION	245
			f. Salary gap by gender	ADDITIONAL INFORMATION	245



SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   **11** ADDITIONAL INFORMATION   FINANCIAL REPORTING

2025

Topic	Disclosure			Chapter	Page
3. Corporate governance	3.3 Directors' Committee	i. A brief description of the role and main functions of the respective committee		CORPORATE GOVERNANCE	55-65
		ii. A list of each of its members during the last two fiscal years		CORPORATE GOVERNANCE	55-65
		iii. The compensation of each committee member for their work on that committee compared to the previous year		CORPORATE GOVERNANCE	49
		iv. Identification of the main activities carried out by the committee during the year		CORPORATE GOVERNANCE	55-65
		v. The policies for hiring consultants and expenses incurred by the respective committee during the fiscal year for this item.		CORPORATE GOVERNANCE	49
		vi. In the case of the Directors' Committee under Article 50 bis of Law No. 18.046 or a committee that performs equivalent functions or risk management, the frequency with which the committee meets with the risk management, internal audit and corporate social responsibility units		CORPORATE GOVERNANCE	55-57
		vii. Periodicity of committee reports to the board		CORPORATE GOVERNANCE	56
	3.4 Senior executives	i. Position, name, Chilean tax ID number, profession, and appointment date for each senior executive		CORPORATE GOVERNANCE	67
		ii. The compensation of senior executives in aggregate and compared to the previous year		CORPORATE GOVERNANCE	69
		iii. In the event that the entity has compensation plans or special benefits for its senior executives, such compensation must be separated into fixed and variable components		CORPORATE GOVERNANCE	69
		iv. The percentage of ownership interest of the issuer held by each of the senior executives and directors of the company directly and indirectly through companies they control		CORPORATE GOVERNANCE	68
	3.5 Adherence to domestic or international codes			CORPORATE GOVERNANCE	32
	3.6 Risk management	i. General guidelines issued by the board or governing body on risk management policies		CORPORATE GOVERNANCE	73-74
		ii. Risks and opportunities that the entity has determined could materially affect the entity's business performance and financial health	a. Risks and opportunities inherent to the entity's activities	CORPORATE GOVERNANCE	79-83
			b. Information security risks, especially in relation to customer data privacy	CORPORATE GOVERNANCE	81-82
			c. Risk of anti-competitive practices	CORPORATE GOVERNANCE	84
			d. Consumer health and safety risks	CORPORATE GOVERNANCE	84-85

[Annual Report • Additional Information]

CONTENT INDEX

Topic	Disclosure		Chapter	Page
3. Corporate governance	3.6 Risk management	ii. Risks and opportunities that the entity has determined could materially affect the entity's business performance and financial health	e. Other risks and opportunities arising from the direct and indirect impact of the entity and its business on the environment or society	CORPORATE GOVERNANCE; STRATEGY AND BUSINESS MODEL	81-82; 104
		iii. How risks are identified and how the relatively more significant risks are determined		CORPORATE GOVERNANCE	75-78
		iv. Role of the board of directors or governing body, and senior management, in detecting, assessing, managing and monitoring risks		CORPORATE GOVERNANCE	73-74; 104
		v. Whether the entity has a risk management unit responsible for identifying, quantifying, monitoring and communicating risks		CORPORATE GOVERNANCE	74
		vi. Whether it has an internal auditing unit or equivalent that is responsible for verifying the effectiveness of and compliance with the policies		CORPORATE GOVERNANCE	85-87
		vii. Whether it has a Code of Ethics or Code of Conduct or equivalent document that sets out the principles and guidelines that should guide the actions of the personnel and the board of directors.		CORPORATE GOVERNANCE	38-39
		viii. Whether information disclosure and training programs are in place		CORPORATE GOVERNANCE	89-90
		ix. Whether it has a channel available to employees, shareholders, customers, suppliers and/or third parties for reporting any irregularities or illegal activities		CORPORATE GOVERNANCE	39
		x. Whether there is a succession plan that identifies potential replacements for the CEO and other senior executives from among the entity's employees or other external parties. Whether this succession plan can promptly replace the CEO and other senior executives, and transfer their duties and relevant information if they are unexpectedly absent, thus minimizing the impact on the organization.		CORPORATE GOVERNANCE	53
		xi. Whether there are board procedures to review the salary structures and the compensation and severance policies for the CEO and other senior executives. The frequency of these reviews and whether appropriate third party advice is sought.		CORPORATE GOVERNANCE	69
		xii. Whether there are procedures for submitting the salary structures and compensation and severance policies for the CEO and other key executives to the shareholders for approval, in addition to the approval of the board of directors or one of its committees. On the other hand, it does consider the disclosure of these structures and policies to the general public.		CORPORATE GOVERNANCE	69
		xiii. Whether there is a crime prevention model implemented in accordance with the provisions of Law No. 20.393 in order to prevent the commission of crimes in the organization.		CORPORATE GOVERNANCE	37; 90-92
	3.7 Stakeholder engagement and public relations	i. Whether it has a stakeholder and media relations unit that allows stakeholders and the media to address questions regarding major risks		STRATEGY AND BUSINESS MODEL	100
		ii. Whether it has an ongoing improvement procedure to detect and implement possible improvements in the generation and publication processes for the company's disclosures to the market		CORPORATE GOVERNANCE	92



Topic	Disclosure		Chapter	Page
3. Corporate governance	3.7 Stakeholder engagement and public relations	iii. Whether the entity has a procedure for shareholders to be informed in advance of the shareholders' meeting at which directors are to be elected	CORPORATE PROFILE	29
		iv. Whether it has a mechanism, system or procedure that allows shareholders to participate and exercise their voting rights remotely	CORPORATE PROFILE	29
4. Strategy	4.1 Timeframes		STRATEGY AND BUSINESS MODEL	105
	4.2 Strategic objectives		STRATEGY AND BUSINESS MODEL	105
	4.3 Investment plans		STRATEGY AND BUSINESS MODEL	112
5. People	5.1 Workforce	5.1.1 Number of employees by gender	PEOPLE	152
		5.1.2 Number of employees by nationality	ADDITIONAL INFORMATION	254
		5.1.3 Number of employees by age group	ADDITIONAL INFORMATION	254
		5.1.4 Years of service	ADDITIONAL INFORMATION	254
		5.1.5 Number of employees with disabilities	ADDITIONAL INFORMATION	255
	5.2 Workplace formality		PEOPLE	152
	5.3 Workplace flexibility		PEOPLE	152
	5.4 Pay equity by gender	5.4.1 Equity policy	PEOPLE	156
		5.4.2 Wage gap	PEOPLE	156
	5.5 Workplace and sexual harassment		PEOPLE; ADDITIONAL INFORMATION	157; 261
	5.6. Workplace safety		PEOPLE	164-172
	5.7 Parental leave		PEOPLE; ADDITIONAL INFORMATION	155; 157; 261
	5.8 Training and benefits	i. The total amount of monetary resources and the percentage that these represent of the entity's total annual revenue (or its equivalent) that was allocated to education and professional development for people working in the entity.	PEOPLE	173
		ii. The total number of trained personnel and their percentage of the total headcount	ADDITIONAL INFORMATION	255
		iii. The average annual number of training hours offered at the entity's expense by gender and job category.	ADDITIONAL INFORMATION	255
		iv. A general description of the subjects covered by these training courses	PEOPLE	175-178
		v. Types of benefits offered to personnel, including those that are monetarily quantifiable and are not part of gross salary	PEOPLE	185-187
	5.9 Subcontracting policy		SUPPLIERS	193-194
6. Business model	6.1 Industrial sector	i. The nature of the entity's products and/or services that are marketed in the industry	STRATEGY AND BUSINESS MODEL	108-111
		ii. Competition faced by the entity in the industrial sector	STRATEGY AND BUSINESS MODEL	94
		iii. If there is a legal or regulatory framework that regulates or affects the industry in which it participates, list these rules and explain how they affect its activities.	STRATEGY AND BUSINESS MODEL	95-96

OPENING
REMARKS
CORPORATE
PROFILE
CORPORATE
GOVERNANCE
STRATEGY AND
BUSINESS MODEL
CUSTOMERS
PEOPLE

CONTENT INDEX

Topic	Disclosure			Chapter	Page
6. Business model	6.1 Industrial sector	iv. The national or foreign regulatory bodies that have supervisory authority over the entity		STRATEGY AND BUSINESS MODEL	95-96
		v. The main stakeholders that have been identified and the reasons why they are important to the entity		STRATEGY AND BUSINESS MODEL	100-101
		vi. Affiliation with trade associations or other organizations by the entity.		STRATEGY AND BUSINESS MODEL	113
	6.2 Businesses	i. The main goods produced and/or services rendered and the main markets in which these products are marketed		STRATEGY AND BUSINESS MODEL	108-111
		ii. Sales channels and distribution methods used for the marketing of goods and services		STRATEGY AND BUSINESS MODEL	108
		iii. The number of suppliers that individually represent at least 10% of the total purchases made in the period for the supply of goods and services of the		SUPPLIERS	190
		iv. The number of customers that individually account for at least 10% of the segment's income. In the event that no customer reaches this concentration, this must be expressly stated.		STRATEGY AND BUSINESS MODEL	108
		v. The main brands used in the marketing of goods and services.		STRATEGY AND BUSINESS MODEL	108
		vi. If relevant, the patents owned by the entity and the production processes in which such patents are used		STRATEGY AND BUSINESS MODEL	108
		vii. The main licenses, franchises, royalties, and/or concessions owned by the entity		STRATEGY AND BUSINESS MODEL	108
		viii. Other external factors that significantly affect the entity's business, including legal, commercial, social, environmental, and political factors		STRATEGY AND BUSINESS MODEL	94-95
	6.3 Stakeholders			STRATEGY AND BUSINESS MODEL	100-101
	6.4 Properties and facilities	i. The most relevant characteristics of the main properties owned by the entity to develop its line of business should be disclosed, specifying their location		STRATEGY AND BUSINESS MODEL	112
		ii. In the case of natural resource extraction companies, identify the concession areas and/or land they own		NOT APPLICABLE	NOT APPLICABLE
		iii. In all the above cases, it is necessary to identify whether the entity is the owner of such facilities or whether they are used under some other type of contract, such as financial or operating leasing		STRATEGY AND BUSINESS MODEL	112
	6.5 Properties and facilities	6.5.1 Subsidiaries and associates	i. Name, domicile and legal status	ADDITIONAL INFORMATION	272-274
			ii. Subscribed and paid-in capital	ADDITIONAL INFORMATION	272-274
			iii. Corporate purpose and clear explanation of business activities	ADDITIONAL INFORMATION	272-274
			iv. Full names of directors, administrators, if applicable, and CEO	ADDITIONAL INFORMATION	272-274

 240

CMF

1



Topic	Disclosure			Chapter	Page
6. Business model	6.5 Properties and facilities	6.5.1 Subsidiaries and associates	v. Current interest of parent company or investing entity in capital of subsidiary or associate and variations during the year	ADDITIONAL INFORMATION	272-274
			vi. Percentage that the investment in each subsidiary or associate represents over the total individual assets of the parent company	ADDITIONAL INFORMATION	272-274
			vii. Full name of director, CEO or senior executives of the parent or investing entity that holds any of these positions in the subsidiary or associate	ADDITIONAL INFORMATION	272-274
			viii. Clear and detailed description of business relationships with subsidiaries or associates during the year and projected future relations with them	ADDITIONAL INFORMATION	272-274
			ix. Concise disclosure of acts and contracts entered into with subsidiaries or associates that significantly influence the operations and results of the parent company or investing entity	ADDITIONAL INFORMATION	271
			x. Schematic table showing the direct and indirect ownership relationships between the parent company, subsidiaries or associates	ADDITIONAL INFORMATION	271
		6.5.2 Investments in other companies	i. List of companies and legal status	ADDITIONAL INFORMATION	275-278
			ii. Ownership interest	ADDITIONAL INFORMATION	275-278
			iii. Description of main activities	ADDITIONAL INFORMATION	275-278
			iv. Percentage of the company's total individual assets represented by these investments	ADDITIONAL INFORMATION	275-278

‹ 241 ›

CMF

1

CONTENT INDEX

Topic	Disclosure		Chapter	Page
7. Supplier management	7.1 Supplier payments	i. Number of invoices paid	SUPPLIERS	191
		ii. Total amount (MCh$)	SUPPLIERS	191
		iii. Total interest paid due to delay in invoice payment (MCh$)	SUPPLIERS	191
		iv. Number of suppliers	SUPPLIERS	191
		v. Number of agreements registered in the Registry of Exceptional Payment Deadline Agreements at the Ministry of the Economy	SUPPLIERS	190
	7.2 Supplier assessment		SUPPLIERS	192
8. Legal and regulatory compliance	8.1 Related to customers		LEGAL AND REGULATORY COMPLIANCE	198
	8.2 Related to workers		LEGAL AND REGULATORY COMPLIANCE	199
	8.3 Related to the environment		LEGAL AND REGULATORY COMPLIANCE	199
	8.4 Free competition		LEGAL AND REGULATORY COMPLIANCE	200
	8.5 Other		LEGAL AND REGULATORY COMPLIANCE	200
9. Sustainability	9.1 Sustainability indicators by industry		ADDITIONAL INFORMATION	234
	9.2 External assurance and		COMMITTED TO CHILE	226
10. Material or essential events			MATERIAL OR ESSENTIAL EVENTS	228-232
11. Comments from shareholders and the Directors' Committee			CORPORATE GOVERNANCE	65
12. Financial reporting			FINANCIAL REPORTING	279

Banco de Chile

GRI

Indicator	Disclosure	Chapter	Page
2-1	Organizational details	CORPORATE PROFILE	14
2-2	Entities included in the organization's sustainability reporting	COMMITTED TO CHILE	225-226
2-3	Reporting period, frequency, and contact point	CORPORATE PROFILE; COMMITTED TO CHILE	14; 225-226
2-4	Restatements of information	COMMITTED TO CHILE	225-226
2-5	External assurance	COMMITTED TO CHILE	226
2-7	Employees	ADDITIONAL INFORMATION	256
2-9	Governance structure and composition	CORPORATE GOVERNANCE	44-48; 54-65
2-10	Nomination and selection of the highest governance body	CORPORATE GOVERNANCE	42-43
2-20	Process to determine remuneration	CORPORATE GOVERNANCE	69
2-22	Statement on sustainable development strategy	OPENING REMARKS	8-12
2-24	Embedding policy commitments	CORPORATE GOVERNANCE	32-33
2-25	Processes to remedy negative impacts	CORPORATE GOVERNANCE	39-40
2-30	Collective bargaining agreements	PEOPLE	188
202-1	Ratios of standard entry level wage by gender compared to local minimum wage	PEOPLE	156
301-1	Materials used by weight or volume	ADDITIONAL INFORMATION	262
302-1	Energy consumption within the organization	ADDITIONAL INFORMATION	262
302-2	Energy consumption outside of the organization	ADDITIONAL INFORMATION	262
302-3	Energy intensity	ADDITIONAL INFORMATION	262
302-4	Reduction of energy consumption	ADDITIONAL INFORMATION	262
303-3	Water withdrawal	ADDITIONAL INFORMATION	263
305-1	Direct (Scope 1) GHG emissions	ADDITIONAL INFORMATION	264-267
305-2	Indirect energy-related (Scope 2) GHG emissions	ADDITIONAL INFORMATION	264-267
305-3	Other indirect (Scope 3) GHG emissions	ADDITIONAL INFORMATION	264-267
305-4	GHG emissions intensity	ADDITIONAL INFORMATION	264-267
305-5	Reduction of GHG emissions	ADDITIONAL INFORMATION	268
306-2	Management of significant waste-related impacts	ADDITIONAL INFORMATION	268-269
306-3	Waste generated	ADDITIONAL INFORMATION	268-269
306-4	Waste diverted from disposal	ADDITIONAL INFORMATION	268-269
306-5	Waste directed to disposal	ADDITIONAL INFORMATION	268-269
401-1	Hiring of new employees and staff turnover	ADDITIONAL INFORMATION	258-259
401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	PEOPLE	185-187
403-1	Occupational health and safety management system	PEOPLE	164-165; 170-171
403-3	Occupational health services	PEOPLE	166-171
403-6	Promotion of worker health	PEOPLE	166-171
403-10	Work-related ill health	PEOPLE	170
404-1	Average hours of training per year per employee	ADDITIONAL INFORMATION	255
404-2	Programs for upgrading employee skills and transition assistance programs	PEOPLE	173-178
404-3	Percentage of employees receiving regular performance and career development reviews	PEOPLE	179
405-1	Diversity of governance bodies and employees	ADDITIONAL INFORMATION	244; 254
405-2	Ratio between basic salary and compensation for women and men	PEOPLE	156
406-1	Incidents of discrimination and corrective actions taken	CORPORATE GOVERNANCE; ADDITIONAL INFORMATION	39; 261

APPENDICES

Corporate Governance

Total number of directors

(CMF 3.2.xiii.a; GRI 405-1)

Requested indicator		2025		
		Men	Women	Total
The total number of directors by gender and whether they are regular or alternate directors.	Regular directors	9	2	11
	Alternate directors	1	1	2
	Total	**10**	**3**	**13**

Number of directors by nationality

(CMF 3.2. xiii.b; GRI 405-1)

Requested indicator		Regular directors			Alternate directors		
		Men	Women	Total	Men	Women	Total
The number of directors by nationality and by gender and whether they are regular or alternate directors.	Nationality 1: Chilean	7	1	8	1	0	1
	Nationality 2: Argentinian	1	0	1	0	1	1
	Nationality 3: Irish	0	1	1	0	0	0
	Nationality 4: Mexican/American	1	0	1	0	0	0
	Total	**9**	**2**	**11**	**1**	**1**	**2**

Number of directors by age group

(CMF 3.2. xiii.c; GRI 405-1)

Requested indicator		Regular directors			Alternate directors		
		Men	Women	Total	Men	Women	Total
The number of directors by age range per section 5.1.3 and by gender and whether they are regular or alternate directors.	Under 30 years	0	0	0	0	0	0
	30 - 40 years	0	0	0	0	0	0
	41 - 50 years	0	1	1	0	0	0
	51 - 60 years	2	0	2	1	1	2
	61 - 70 years	4	1	5	0	0	0
	Over 70 years	3	0	3	0	0	0
	Total	**9**	**2**	**11**	**1**	**1**	**2**

CMF

3.2.xiii.a

3.2.xiii.b

3.2.xiii.c

GRI

405-1

Banco de Chile

Number of directors by length of service

(CMF 3.2. xiii.d; GRI 405-1)

Requested indicator		Regular directors			Alternate directors		
		Men	Women	Total	Men	Women	Total
The number of directors by length of service in the organization per regulations and by gender and whether they are regular or alternate directors.	Less than 3 years	1	2	3	0	0	0
	3 - 6 years	2	0	2	1	1	2
	6 - 9 years	2	0	2	0	0	0
	9 - 12 years	0	0	0	0	0	0
	More than 12 years	4	0	4	0	0	0
	Total	**9**	**2**	**11**	**1**	**1**	**2**

Number of directors with a disability

(CMF 3.2. xiii.e; GRI 405-1)

As of December 2025, none of the bank's directors has a disability. No directors hold executive positions at Banco de Chile.

Requested indicator		Regular directors			Alternate directors		
		Men	Women	Total	Men	Women	Total
The number of directors with a disability, by gender and whether they are regular or alternate directors.	With a disability	0	0	0	0	0	0
	With no disability	9	2	11	1	1	2
	Total directors	**9**	**2**	**11**	**1**	**1**	**2**

(CMF 3.2. xiii.f)

Board compensation is approved annually at the annual general shareholders' meeting and may include one or more of the following items: a fixed monthly honorarium, allowances for attending board or committee meetings, or an annual incentive set by shareholders that is subject to the bank meeting earnings targets during the year. The Directors' and Audit Committee is responsible for determining the degree of compliance with this condition. Compensation for the members of the Directors' and Audit Committee, which is also set annually at the annual general shareholders' meeting, must be at least one third more than the compensation provided to regular board members.

(CMF 3.2. xiii.f)

There are no gaps or differences based on the gender of the directors.

‹ 245 ›

CMF
3.2.xiii.d
3.2.xiii.e
3.2.xiii.f

GRI
405-1

[Annual Report • Additional Information]

OPENING
REMARKS

CORPORATE
PROFILE

CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

APPENDICES

Risks

Emerging Risks

Emerging risk	Description of risk for the company (not the industry)	Potential commercial impact for the company (not the industry)	Mitigation actions taken by the company
Geopolitical conflict with an impact on the stability of the local economy and related economies.	The recent geopolitical turbulence with the intervention of third countries and the escalation of warlike tensions, both in the region and in Europe and Asia, may have an impact on the bank's financing capacity and a direct impact on the value of its assets. It is transmitted via abrupt or persistent changes in local and external monetary policy rates, inflation and the price of financial products available in the market, as well as through unexpected events in developed economies.	The commercial impact depends on the depth, persistence and scope of the conflict. On the one hand, the bank may suffer a temporary or permanent loss in the fair value of its financial assets in the event of adverse movements in interest rates, particularly in larger portfolios, such as those that impact net income and other comprehensive income. This would result in an additional impact on the bank's ability to respond to liquidity events, due to the decrease in the value of its reserve assets. Also, changes in the interest rate structure (i.e. changes in the slopes of the curves) may lead the bank to sustained losses due to the accrual of assets and liabilities in the time and funding structure of its balance sheet. And finally, depending on the depth and persistence of the events, it may need to transfer certain impacts or costs to the commercial business, with a direct impact on the ability to access or offer certain products to customers, as well as possible deterioration in their ability to pay, resulting in impacts on provisions or weakening capital adequacy ratios.	Banco de Chile actively manages its investment and trading portfolios by diversifying the types of instruments, issuers, currencies and maturities, ensuring that risk is dispersed among credit and liquidity profiles. The bank also applies active balance sheet interest rate risk hedging strategies, including cross currency swaps and interest rate derivatives. It performs daily VaR, EaR and stress tests on both the Trading Book and the Banking Book, with hedges covering short and long-term positions. This protects the bank against volatility in domestic and international markets.
Risk of advanced attacks driven by artificial intelligence.	There is a risk of malicious actors using artificial intelligence models to execute highly sophisticated attacks, including impersonation, automated identification and exploitation of vulnerabilities, generation of fake digital identities, manipulation of credentials and accelerated lateral movements. This technology allows attackers to amplify scale, speed and accuracy, challenging human responsiveness and traditional controls.	An AI-driven cyberattack can result in financial losses, reputational damage and legal liabilities due to the risks of leaking sensitive information and system downtime.	Banco de Chile has a set of cybersecurity controls focused on early detection and containment of advanced threats, supported by continuous monitoring, behavioral analysis and automated response mechanisms to mitigate AI-driven attacks.




Climate Risks

The bank faces various climate risks due to its financial and operational activities. Physical risks associated with extreme weather events (floods, fires, extreme temperatures) or changes in medium-term weather patterns (sea level, global warming) could affect the bank's operations and infrastructure, as well as the payment capacity of some customers. Additionally, transition risks derived from regulatory and policy changes related to the transition to a low-carbon economy could influence the bank's financial activities and the financial situation of the customer portfolio (costs associated with the transition, technological,

reputational and market risks, among others). However, these situations also present opportunities to make progress in new business areas such as programs and products associated with sustainability.

In addition, new regulatory requirements may arise for disclosure of climate-related information that could result in new guidelines and/or regulations that may impact the bank's customers' businesses, thus affecting the results and performance of the banking business.

Physical Risks

Risk	Description	Activity / process	Main impact	Direct / indirect	Timeframe	Likelihood	Magnitude
Increase in sea levels	Need to relocate branches located in coastal areas	Chronic	Costs	Direct	> 5 years	Medium	Low
Extreme weather phenomenon	Destruction of property by floods, hurricanes, tidal waves, heat waves, fires, etc.	Acute	Assets	Indirect - customers	1-5 years	Medium	Medium
Changes in precipitation	Losses in the agriculture/energy sector due to the effects of drought	Chronic	Assets	Indirect - customers	1-5 years	Medium	Medium
Changes in precipitation patterns	Decreased precipitation in some areas and increased precipitation in others	Chronic	Assets	Direct	1-5 years	Medium	Low

APPENDICES

Transition Risks

Risk	Description	Activity / process	Main impact	Direct / indirect	Timeframe	Likelihood	Magnitude
Carbon tax increase	Increases in the costs of fuel and electricity	Legal / Political	Costs	Indirect - customers	1-5 years	Highly likely	Low
Negative perception among stakeholders	Dissatisfied investors due to deficient bank policies and communication	Reputation	Access to financing	Direct	1-5 years	Low	Medium
Uncertainty in the market	Poorly assessed risk due to failure to consider weather variables and investment failures	Market	Assets	Direct and indirect	1-5 years	Low	Medium
Changes in consumer preferences	Preference for competition due to a friendlier perception of climate change	Reputation	Revenue	Indirect - customers	1-5 years	Low	Low
Legal non-compliance (exposure to litigation)	Non-compliance with new environmental regulations and/or litigation related to GHG emissions	Legal / Political	Costs	Direct	1-5 years	Low	Medium
Replacement of existing products/ services	Cost of early replacement of implemented technologies	Technology	Costs	Indirect	> 5 years	Highly likely	Low

 248



Risk	Description	Activity / process	Main impact	Direct / indirect	Timeframe	Likelihood	Magnitude
Increased costs of raw materials	Increase in the cost of electricity, fuels, and raw materials	Market	Costs	Indirect - supply chain	1-5 years	Medium	Low
Legal non-compliance (exposure to litigation)	Non-compliance with new environmental regulations and/or litigation related to GHG emissions	Legal / Political	Costs	Indirect - supply chain	1-5 years	Medium	Low
Product and service obligation	Legal requirement to introduce certain products/ services or withdraw some current products/ services	Legal / Political	Costs	Indirect - supply chain	1-5 years	Medium	Low



APPENDICES

Opportunities

Risk	Description	Activity / process	Main impact	Direct / indirect	Timeframe	Likelihood	Magnitude
Access to new assets and locations that need insurance	Increased diversification of financial assets (green bonds, insurance)	Market	Assets	Direct	1-5 years	Likely	High
Efficient buildings	Reduced operating costs (energy, water, others) and improved internal reputation among employees (lower turnover)	Eco-efficiency	Costs	Direct	1-5 years	Likely	Medium-low
Developing/ expanding low-carbon products	Meeting the emerging demand for climate-conscious products	Products and services	Revenue	Direct	1-5 years	Likely	Medium-high
Developing/ expanding insurance and climate adaptation solutions	Meeting emerging demand for products to mitigate emissions and adapt to climate change	Products and services	Revenue	Direct	< 1 year	Highly likely	Medium-high
Access to new markets	Increased revenues in new markets (partnership with government, others); increased diversification of financial assets (green bonds)	Market	Revenue	Direct	1-5 years	Likely	Medium-high
Participation in the carbon market	Reputational benefits and increase in available capital	Energy	Access to financing	Direct	1-5 years	Medium	Medium
Developing/ expanding other products through R&D&I	Improved preparedness and competitiveness in the face of changing consumer preferences	Products and services	Revenue	Direct	1-5 years	Medium	Medium-high





Risk	Description	Activity / process	Main impact	Direct / indirect	Timeframe	Likelihood	Magnitude
Renewable energies and energy efficiency	Ensuring operational continuity in spite of energy shortages (fossil fuel removal, hydroelectric power plants)	Resiliency	Assets	Direct	> 5 years	Likely	Medium-high
Substitution and reduction of inputs used in operations	Ensuring operational continuity in the face of legal limitations on inputs used	Resiliency	Assets	Direct	> 5 years	Likely	Medium-high
Waste recycling	Reduced operating costs and improved internal/external management	Eco-efficiency	Cost	Direct	1-5 years	Highly likely	Medium-low
Low-emission and/or self-generated energy	Cost reduction (future increase in carbon price) and improved reputation	Energy	Cost	Direct	1-5 years	Likely	Medium
Leveraging public sector incentives in the transition to a low-carbon economy	Seize opportunities and access financing	Market	Access to financing	Direct	1-5 years	Highly likely	Medium-high
Use of new technologies	Use of new technologies	Energy	Cost	Direct	>5 years	Highly likely	Low
Efficient transportation	Reduced costs and improved reputation	Eco-efficiency	Cost	Direct	1-5 years	Likely	Low

⟨ 251 ⟩

APPENDICES

Strategy - Sustainable Finance

Proprietary Sustainable Investment Products

Category	Description	AUM 2025*
ESG Integration	Mutual and Investment Funds related to: i) direct investment in fixed-income securities and equities or ii) investment abroad in third-party funds.	US$ 19,279 million
Best in class	MF Banchile Blackrock ESG, a fund with exposure to international equities.	US$ 16.7 million
Total assets under management (AUM)	**-**	**US$ 19,296 million**

* The acronym AUM stands for Assets Under Management.
Note: The category "ESG Integration" is defined in Banchile AGF's Responsible Investment Policy and implies that investment decisions consider an analysis of environmental, social and governance factors.

Corporate Finance

Sustainable financing products and services offered to corporate customers

Financing Corporate Customers	Description	2025 Value (Ch$)
Green, social, sustainable loans	Blue Leasing Loans	Ch$16 billion
	Blue Commercial Loans	



SMEs

Sustainable financing products and services offered to SMEs

Financing SMEs	Description	2025 Value (Ch$)
Sustainable-linked loans for SMEs	Blue Leasing Loans	Ch$299 billion
	Blue Commercial Loans	
	Financing for micro, small and medium enterprises (MSMEs) owned by women	



Customers

Active development loans

(SASB FN-CB-240a.1)

	No.	MCh$
Loans outstanding	42,817	1,013,781
What's included	Includes traditional FOGAPE, COVID-19, Reactivation and Chile Apoya loans granted to micro, small, and medium-size enterprise customers.	

Past-due development loans

(SASB FN-CB-240a.2)

	No.	MCh$
Past-due loans	4,658	54,081
What's included	Includes traditional FOGAPE, COVID-19, Reactivation and Chile Apoya loans granted to micro, small, and medium-size enterprise customers.	

Loans by segment

(SASB FN-CB-000.B)

Segment	Loans MCh$
Retail	21,053,746
Small and medium enterprises	5,390,238
Wholesale	12,747,986

SASB
FN-CB-240a.1
FN-CB-240a.2
FN-CB-000.B

APPENDICES

People

The following tables are based on Banco de Chile's internal classification. Therefore, the CMF categories Sales Force, Operators and Support Staff are not listed separately; rather, those functions are included in other internal categories. In particular, Sales Force is distributed among Professional, Technical and Administrative staff.

Number of employees by nationality

(CMF 5.1.2; GRI 405-1)

Position	Chile		Venezuela		Peru		Colombia		Other	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior executives	0	10	0	0	0	0	0	0	0	2
Management	193	405	1	1	0	0	0	0	1	4
Supervisors	400	520	12	16	0	4	1	1	3	4
Professional staff	1,401	1,861	47	79	3	6	11	2	12	13
Technical staff	1,526	1,282	19	22	9	6	6	0	5	2
Administrative staff	1,595	692	53	23	17	5	7	3	13	3
Total	**5,115**	**4,770**	**132**	**141**	**29**	**21**	**25**	**6**	**34**	**28**

Number of employees by age group

(CMF 5.1.3; GRI 405-1)

‹ 254 ›

CMF
5.1.2
5.1.3
5.1.4

GRI
405-1

Position	Under 30 years		30 - 40 years		41 - 50 years		51 - 60 years		61 - 70 years		Over 70 years	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior executives	0	0	0	0	0	3	0	6	0	3	0	0
Management	0	0	21	51	84	146	81	165	9	46	0	2
Supervisors	0	3	105	171	183	181	118	155	10	34	0	1
Professional staff	115	226	618	919	457	504	258	251	26	60	0	1
Technical staff	232	236	565	410	420	285	292	279	53	99	3	3
Administrative staff	199	107	645	255	534	165	266	136	40	56	1	7
Total	**546**	**572**	**1,954**	**1,806**	**1,678**	**1,284**	**1,015**	**992**	**138**	**298**	**4**	**14**

Number of employees by length of service

(CMF 5.1.4; GRI 405-1)

Position	Less than 3 years		3 - 6 years		6 - 9 years		9 - 12 years		More than 12 years	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior executives	0	1	0	1	0	1	0	1	0	8
Management	3	12	9	43	11	26	28	54	144	275
Supervisors	8	32	44	103	25	37	61	68	278	305
Professional staff	263	548	337	545	175	144	208	221	491	503
Technical staff	278	278	292	233	139	88	202	136	654	577
Administrative staff	480	204	451	161	167	51	254	91	333	219
Total	**1,032**	**1,075**	**1,133**	**1,086**	**517**	**347**	**753**	**571**	**1,900**	**1,887**



Average number of years worked

Women	Men
11	12

Employees with a disability

(CMF 5.1.5)

Position	Women	Men
Senior executives	0	0
Management	4	2
Supervisors	12	5
Professional staff	23	13
Technical staff	33	13
Administrative staff	37	21
Total	**109**	**54**

Employees trained

(CMF 5.8.ii; CMF 5.8.iii; GRI 404-1)

〈 255 〉

CMF

5.1.5

5.8.ii

5.8.iii

GRI

404-1

Position	Number of employees trained			% trained in relation to total headcount			Average training hours		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Senior executives	0	11	11	0.0%	0.1%	0.1%	0	31.2	31.2
Management	196	411	607	1.9%	4.0%	5.9%	56.7	50.6	52.6
Supervisors	422	557	979	4.1%	5.4%	9.5%	50.8	52.1	51.5
Professional staff	1,489	1,996	3,485	14.5%	19.4%	33.8%	67.0	69.1	68.2
Technical staff	1,636	1,395	3,031	15.9%	13.5%	29.4%	69.8	67.4	68.7
Administrative staff	1,751	792	2,543	17.0%	7.7%	24.7%	44.2	42.3	43.6
Total	**5,270**	**4,945**	**10,215**	**51.2%**	**48.0%**	**99.2%**	**61.2**	**63.6**	**62.4**

Average spent on training and development	2025
Average invested in training and development per FTE	306,979
% coverage	99%

* Expressed in Ch$.

APPENDICES

Employment contract

(GRI 2-7)

Region	Open-term contract			
	No. of women	Percentage	No. of men	Percentage
Tarapacá Region (I)	42	0.40%	25	0.20%
Antofagasta Region (II)	112	1.10%	43	0.40%
Atacama Region (III)	37	0.40%	22	0.20%
Coquimbo Region (IV)	111	1.10%	52	0.50%
Valparaíso Region (V)	348	3.40%	231	2.30%
O'Higgins Region (VI)	115	1.10%	74	0.70%
Maule Region (VII)	122	1.20%	99	1.00%
Biobío Region (VIII)	200	2.00%	191	1.90%
Araucanía Region (IX)	95	0.90%	100	1.00%
Los Lagos Region (X)	130	1.30%	97	1.00%
Aysén Region (XI)	11	0.10%	18	0.20%
Magallanes Region (XII)	41	0.40%	32	0.30%
Metropolitan Region	3735	37.00%	3852	38.20%
Los Ríos Region (XIV)	38	0.40%	22	0.20%
Arica y Parinacota Region (XV)	14	0.10%	18	0.20%
Ñuble Region (XVI)	37	0.40%	24	0.20%
Total	**5,188**	**51.40%**	**4,900**	**48.60%**

Region	Fixed-term contract			
	No. of women	Percentage	No. of men	Percentage
Tarapacá Region (I)	3	1.40%	1	0.50%
Antofagasta Region (II)	8	3.80%	1	0.50%
Atacama Region (III)	0	0.00%	0	0.00%
Coquimbo Region (IV)	2	0.90%	1	0.50%
Valparaíso Region (V)	4	1.90%	2	0.90%
O'Higgins Region (VI)	2	0.90%	0	0.00%
Maule Region (VII)	4	1.90%	1	0.50%
Biobío Region (VIII)	5	2.30%	3	1.40%
Araucanía Region (IX)	4	1.90%	3	1.40%
Los Lagos Region (X)	5	2.30%	2	0.90%
Aysén Region (XI)	2	0.90%	1	0.50%
Magallanes Region (XII)	1	0.50%	0	0.00%
Metropolitan Region	104	48.80%	49	23.00%
Los Ríos Region (XIV)	1	0.50%	0	0.00%
Arica y Parinacota Region (XV)	2	0.90%	2	0.90%
Ñuble Region (XVI)	0	0.00%	0	0.00%
Total	**147**	**69.00%**	**66**	**31.00%**



Describe the methods and assumptions used to compile the data and the context necessary to understand the data.	The information presented corresponds to Banco de Chile's current workforce as of December 31, 2025, and was prepared based on the records from the people management system. The data are presented by headcount, considering each employee only once. The classification by type of contract, gender and workday is based on the administrative information recorded as of the cut-off date. Only employees directly employed by the organization are considered, excluding contractors, personnel of external companies and temporary services. The headcount is a measurement at a given date and does not represent an average for the period. There are no workers classified in the Work/Project and Fee categories.
Describe significant fluctuations in the number of employees during the reporting period and between reporting periods.	In 2025, fluctuations within normal ranges were observed.

Employee absenteeism rate

Absenteeism rate	Unit of measure	2023	2024	2025	Target 2025	Target 2026
Employee absenteeism rate	% of total days scheduled	0.03%	0.04%	0.05%	0.05%	0.05%
Data coverage (as % of employees)	% of employees	93.7%	92.6%	94.5%	-	-

Indicator	Percentage of female workforce
Total percentage of women in the workforce (as a % of the total workforce)	51.80%
Percentage of women in all management positions, including junior, middle and senior management (as % of total management positions)	31.70%
Percentage of women in junior management positions (first level of management) (as % of total junior management positions)	33.30%
Percentage of women in senior management positions (maximum two levels away from the CEO or comparable positions) (as % of total senior management positions)	14.90%
Percentage of women in management positions in revenue-generating functions (i.e., sales) as a % of all managers (that is, excluding support roles such as human resources, IT and legal)	33.20%
Percentage of women in STEM-related positions (as % of the total STEM positions)	28.90%

Nationality	Share of total workforce (as % of total workforce)	Share of all management positions, including junior, middle and senior management (as % of total management positions)
Chilean	96.00%	96.80%
Venezuelan	2.70%	1.90%
Peruvian	0.50%	0.30%
Colombian	0.30%	0.10%
Other	0.60%	0.90%

APPENDICES

New employee hires and employee turnover

(GRI 401-1)

Gender	Total new hires	Hiring rate	Total departures	Departure rate	Voluntary turnover rate
Women	517	5.40%	790	7.70%	1.70%
Men	489	5.10%	620	6.00%	1.60%
Total	**1,006**	**10.50%**	**1,410**	**13.70%**	**3.30%**

Age Range	Total new hires	Hiring rate	Total departures	Departure rate	Voluntary turnover rate
Under 30 years	457	4.80%	214	2.10%	0.90%
30 - 50 years	515	5.40%	894	8.70%	2.20%
Over 50 years	34	0.40%	302	2.90%	0.30%
Total	**1,006**	**10.50%**	**1,410**	**13.70%**	**3.30%**

Region	Total new hires	Hiring rate	Total departures	Departure rate	Voluntary turnover rate
Tarapacá Region (I)	15	0.20%	20	0.20%	0.10%
Antofagasta Region (II)	26	0.30%	38	0.40%	0.10%
Atacama Region (III)	5	0.10%	9	0.10%	0.00%
Coquimbo Region (IV)	14	0.10%	21	0.20%	0.00%
Valparaíso Region (V)	47	0.50%	90	0.90%	0.20%
O'Higgins Region (VI)	6	0.10%	25	0.20%	0.00%
Maule Region (VII)	16	0.20%	35	0.30%	0.00%
Biobío Region (VIII)	28	0.30%	46	0.40%	0.10%
Araucanía Region (IX)	17	0.20%	38	0.40%	0.00%
Los Lagos Region (X)	22	0.20%	44	0.40%	0.00%
Aysén Region (XI)	6	0.10%	7	0.10%	0.00%
Magallanes Region (XII)	4	0.00%	8	0.10%	0.00%
Metropolitan Region	784	8.20%	999	9.70%	2.60%
Los Ríos Region (XIV)	5	0.10%	11	0.10%	0.00%
Arica y Parinacota Region (XV)	2	0.00%	7	0.10%	0.00%
Ñuble Region (XVI)	9	0.10%	12	0.10%	0.00%
Total	**1,006**	**10.50%**	**1,410**	**13.70%**	**3.30%**

Banco de Chile



Position	Total new hires	Hiring rate	Total departures	Departure rate	Voluntary turnover rate
Senior executives	0	0.00%	0	0.00%	0.00%
Management	7	0.10%	42	0.40%	0.10%
Supervisors	10	0.10%	84	0.80%	0.10%
Professional staff	310	3.30%	342	3.30%	1.20%
Technical staff	349	3.70%	614	6.00%	1.20%
Administrative staff	330	3.50%	328	3.20%	0.60%
Total	**1,006**	**10.50%**	**1,410**	**13.70%**	**3.30%**

Nationality	Total new hires	Hiring rate	Total departures	Departure rate	Voluntary turnover rate
Chilean	946	9.90%	1,357	13.20%	3.10%
Venezuelan	39	0.40%	30	0.30%	0.10%
Peruvian	10	0.10%	8	0.10%	0.00%
Colombian	6	0.10%	7	0.10%	0.00%
Other	5	0.10%	8	0.10%	0.10%
Total	**1,006**	**10.50%**	**1,410**	**13.70%**	**3.30%**

GRI

401-1

Total hires, mobility, and cost

Hiring	2023	2024	2025
Total new hires	851	842	1,006
a) % vacancies filled by internal candidates (internal hiring)	54%	53%	50%
b) Average hiring cost / FTE (Chilean pesos)	560,000	690,000	785,000

New hires: refers to the number of new full-time employees hired in the reporting year. Should not include internal candidates, i.e., existing employees who have been hired in different positions or promoted internally and were already part of the company's workforce at the time of hiring.

Internal hires: the total number of vacancies filled by a company's own employees divided by the total number of vacancies in the company in the reporting year.

Note: Costs are reported in Chilean pesos.

OPENING
REMARKS
CORPORATE
PROFILE
CORPORATE
GOVERNANCE
STRATEGY AND
BUSINESS MODEL
CUSTOMERS
PEOPLE

APPENDICES

Turnover	2023	2024	2025
Total turnover	10.60%	13.00%	13.70%
Voluntary turnover	2.80%	3.10%	3.30%
Data coverage (as % of total full-time employees)	99%	99%	99%

* Total employee turnover: refers to the proportion of employees leaving an organization during a given period (often a year) expressed as a percentage of total employees. The figure should be calculated using the total number of employees at the end of the last year reported (2025). The total employee turnover rate should be the sum of the voluntary employee turnover rate and the involuntary employee turnover rate.

** Voluntary employee turnover refers to the proportion of employees who choose to leave an organization (through resignation, retirement, early retirement, etc.) during a given period (often one year) expressed as a percentage of total employees. The figure should be calculated using the total number of employees at the end of the last year reported (2025).

Types of performance reviews

Review type	Description
Target-based management	The bank evaluates quantitative performance through an annual measurement in support areas using the Challenges tool and quarterly targets for business areas.
Multidimensional performance reviews	In an effort to ensure sustainable management, the bank has implemented a regular multi-directional employee performance review methodology. The bank uses a performance feedback system that covers all employees and uses both quantitative and qualitative factors to provide a comprehensive view of their performance. This system includes several tools designed to assess both aspects in a comprehensive manner. The bank evaluates quantitative performance through an annual measurement in support areas using the Challenges tool and quarterly targets for business areas. For the qualitative evaluation, it uses tools like DNA Evaluation, Acknowledgments, and Recognitions to identify strengths and work on opportunities for development in conduct, abilities, and key capacities.
Team performance review	The commercial matrices consider group targets at the branch and zone level (in some cases), e.g. Branch NPS. The annual challenge model considers individual variables and a cross-cutting group matrix for all workers subject to this model.
Agile conversations	The bank's DNA model is available throughout the year and allows for agile conversations.

‹ 260 ›

Frequency	Description
Ongoing	Performance reviews are performed on an ongoing basis. Quantitative and qualitative tools are available throughout the year, facilitating the individual management of each employee based on his or her performance, with an agile approach that promotes ongoing monitoring and continuous improvement.

Employee well-being survey

Unit of measurement	2023	2024	2025
a. % of employees with the highest level of engagement, satisfaction, well-being	90.7%	91.9%	91.4%
b. Data coverage: % of employees who participated in the survey (of total company employees)	94.2%	94.2%	94.6%

	2025
Experience at work (e.g., what I observe on the job)	Yes
Purpose (internal motivation, e.g. my work has a clear sense of purpose)	Yes
Happiness (e.g., I feel happy at work most of the time)	Yes
Stress (e.g., I feel stressed at work most of the time)	Yes
Trust (e.g., I trust my managers to tell the truth at all times)	Yes



SUPPLIERS | LEGAL AND REGULATORY COMPLIANCE | COMMITMENT TO CHILE | MATERIAL OR ESSENTIAL EVENTS | **11** ADDITIONAL INFORMATION | FINANCIAL REPORTING

2025

	2025
% of employees with the highest level of engagement	87%
Employee satisfaction	91%
Employee well-being	88%
Employee Net Promoter Score (eNPS)	83%

Violations of the code of conduct
(GRI 406-1)

Type of violation	Number of violations FY 2025
Corruption or bribery	0
Discrimination or harassment	1
Customer data privacy	8
Conflicts of interest	8
Money laundering or use of insider information	1
Other	19

Fair treatment: workplace harassment, sexual harassment and discrimination
(CMF 5.5)

	Women	Men
Number of complaints	17	7
To the company	14	6
To the Labor Board	3	1

< 261 >

CMF
5.5
5.7

GRI
406-1

Quality of life, work-life balance and co-accountability
(CMF 5.7)

Position	Number of eligible employees			Employees who used postnatal parental leave			Postnatal parental leave use (%)		Average days of postnatal parental leave used		Employees who used paternity leave			Paternity leave use (%)		Average days of paternity leave used	
	Women	Men	Total	Women	Men	Total	Women	Men	Women	Men	Women	Men	Total	Women	Men	Women	Men
Senior executives	0	0	0	0	0	0	n/a	n/a	0	0	0	0	0	n/a	n/a	0	0
Management	2	7	9	2	0	2	100%	0%	84	0	0	7	7	0%	100%	0	5
Supervisors	3	12	15	3	0	3	100%	0%	84	0	0	12	12	0%	100%	0	5
Professional staff	42	60	102	42	0	42	100%	0%	84	0	0	60	60	0%	100%	0	5
Technical staff	42	21	63	42	0	42	100%	0%	84	0	0	21	21	0%	100%	0	5
Administrative staff	41	14	55	41	0	41	100%	0%	84	0	0	14	14	0%	100%	0	5
Total	**130**	**114**	**244**	**130**	**0**	**130**	**100%**	**0%**			**0**	**114**	**114**	**0%**	**100%**		

Comparison to minimum wage	2023	2024	2025
Banco de Chile employees* (Ch$)	1,000,000	1,052,166	1,010,276
Chilean legal minimum wage (Ch$)	460,000	500,000	529,000
Banco de Chile/Country salary ratio	2.17	2.10	1.91

* Minimum wage is expressed gross and considers the monthly base salary, legally required profit distributions, transportation and meal allowances for workers with open-term work contracts. The minimum salary of Banco de Chile employees is not differentiated based on gender.

OPENING
REMARKS

CORPORATE
PROFILE

CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

APPENDICES

Commitment to Chile

Materials used by weight or volume

(GRI 301-1)

Materials	Unit	2023	2024	2025
Paper (renewable material)	t	288	222	251

Note: 100% of the paper used has a renewable management certification (FSC).

Energy

Energy consumption within the organization

(GRI 302-1; GRI 302-3)

Aspect	Unit	2023	2024	2025
Total energy required by the organization	GWh	32.6	32.8	30.0
Fossil fuels	GWh	2.8	3.0	2.9
Biomass-based fuels	GWh	0.0	0.0	0.0
Average grid electricity	GWh	0.0	0.0	0.0
Certified 100% renewable electricity	GWh	29.8	29.8	27.1
Surface area of offices + branches + roofed portion of recreational centers (excl. subsidiaries)	thousands of m²	295	284	287
Total energy / surface area	kWh/m²	110	116	104
Percentage of electricity from renewable sources	(%)	100%	100%	100%

Note: Surface area includes offices + branches + roofed portion of recreational centers

Energy consumption outside of the organization

(GRI 302-2; GRI 302-3)

Aspect	Unit	2023	2024	2025
Total energy required outside the organization	GWh	20.4	20.0	21.5
External data center services	GWh	11.2	10.3	11.4
Armored transportation services	GWh	3.7	3.9	4.0
Courier transportation services	GWh	0.4	0.5	0.5
Customer access via online platforms	GWh	2.8	2.8	3.1
Island ATM operation (outside branches) + third parties	GWh	2.3	2.5	2.6

Note: The information comes from the organization's billing and internal records as of January 5 and provisions are made for unavailable data.
Conversion factors are from the Ministry of Energy, using the lower heating value.

Reduction of energy consumption

(GRI 302-4)

Aspect	Unit	2023	2024	2025
Change to LED lighting	MWh	-999	-1,244	0

2024: LED light bulb upgrades: Lighting fixtures using fluorescent and metal halide bulbs were replaced with LED fixtures in branches throughout Chile.

‹ 262 ›

GRI

301-1

302-1

302-2

302-3

302-4



SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   **11** ADDITIONAL INFORMATION   FINANCIAL REPORTING

2025

Water

Water withdrawal by source

(GRI 303-3)

Aspect	Unit	2023	2024**	2025***
Total water withdrawn	**thousands of m³**	**259**	**221**	**217**
From third party or mains supply	thousands of m³	259	221	217
From surface water	thousands of m³	0	0	0
From groundwater	thousands of m³	*	*	*
From sea water	thousands of m³	0	0	0
From raw materials (produced)	thousands of m³	0	0	0
Total water withdrawn	**thousands of m³**	**0**	**0**	**0**
From areas without water stress	thousands of m³	n/a	n/a	n/a
From areas with water stress	thousands of m³	n/a	n/a	n/a

Notes: Water in offices and branches is mainly used for sanitation purposes.
The bank discharges its water into the country's public/private sewage systems in accordance with current regulations.
The bank has not been able to collect water data by geographic location and, therefore, cannot quantify the % from areas with water stress.
*   Only one recreational center consumes well water, which is not monitored.
** Final annual consumption without estimates.
*** Includes estimate for the month of December.

Water consumption

Water consumption	Unit	2023	2024*	2025**
Net freshwater consumption	in thousands of cubic meters	259	221	217
Data coverage (as % of denominator)	Percentage of office and branch office surface area	100	100	100

*   Values adjusted based on updated assumptions suggested by Deloitte.
** The estimate was updated after the carbon footprint verification. However, no modifications were made to the measurement.



263

GRI 303-3

APPENDICES

Emissions

GHG emissions by scope and emissions intensity (ad hoc categories for the bank) -> market-based method

(GRI 305-1; GRI 305-2; GRI 305-3; GRI 305-4)

Aspect	Unit	2023	2024	2025
Carbon footprint (market-based)	**tCO₂e**	**37,563**	**37,415**	**33,694**
Scope 1	**tCO₂e**	**3,835**	**3,932**	**3,121**
1.1 Stationary-source combustion	tCO₂e	62	115	93
1.2 Mobile-source combustion	tCO₂e	691	694	689
1.4 Fugitive emissions from refrigerants	tCO₂e	3,082	3,122	2,339
Scope 2 (market-based)	**tCO₂e**	**0**	**0**	**0**
2.1 Electricity consumed (market-based)	tCO₂e	0	0	0
Scope 3 (market-based)	**tCO₂e**	**33,727**	**33,484**	**30,573**
3.1 Office supplies + bank cards	tCO₂e	504	408	433
3.1 External data center services (market-based)	tCO₂e	0	0	0
3.3 Fuel manufacture under Scope 1	tCO₂e	172	185	179
3.4 Armored transportation services	tCO₂e	1,218	1,289	1,317
3.4 Courier transportation services	tCO₂e	143	153	165
3.5 Waste and recycling	tCO₂e	753	790	730
3.6 Business travel	tCO₂e	1,025	939	984
3.7 Employee commuting	tCO₂e	7,980	7,551	6,977
3.9 Access to the bank: Customer transport	tCO₂e	20,693	21,101	18,642
3.9 Access to the bank: Island + third-party ATMs	tCO₂e	556	505	520
3.9 Access to the bank: Website*	tCO₂e	683	561	626
Indicators				
Surface area of offices + branches (excl. recreational centers and subsidiaries)	thousands of m²	287	276	279
Emissions scope 1+2 (market) / Surface area of offices + branches	kgCO₂e/m²	13.4	14.3	11.2

⟨ 264 ⟩

GRI

305-1

305-2

305-3

305-4

Banco de Chile

GHG emissions by scope and emissions intensity (ad hoc categories for the bank) -> location-based method

(GRI 305-1; 305-2; 305-3; 305-4)

Aspect	Unit	2023	2024	2025
Carbon footprint (location-based)	**tCO$_2$e**	**47,553**	**45,612**	**41,548**
Scope 1	**tCO$_2$e**	**3,835**	**3,932**	**3,121**
1.1 Stationary-source combustion	tCO$_2$e	62	115	93
1.2 Mobile-source combustion	tCO$_2$e	691	694	689
1.4 Fugitive emissions from refrigerants	tCO$_2$e	3,082	3,122	2,339
Scope 2 (location-based)	**tCO$_2$e**	**7,279**	**6,106**	**5,554**
2.1 Electricity consumed (location-based)	tCO$_2$e	7,279	6,106	5,554
Scope 3 (location-based)	**tCO$_2$e**	**33,727**	**33,484**	**30,573**
3.1 Office supplies + bank cards	tCO$_2$e	504	408	433
3.1 External data center services (location-based)	tCO$_2$e	2,711	2,090	2,300
3.3 Fuel manufacture under Scope 1	tCO$_2$e	172	185	179
3.4 Armored transportation services	tCO$_2$e	1,218	1,289	1,317
3.4 Courier transportation services	tCO$_2$e	143	153	165
3.5 Waste and recycling	tCO$_2$e	753	790	730
3.6 Business travel	tCO$_2$e	1,025	939	984
3.7 Employee commuting	tCO$_2$e	7,980	7,551	6,977
3.9 Access to the bank: Customer transport	tCO$_2$e	20,693	21,101	18,642
3.9 Access to the bank: Island + third-party ATMs	tCO$_2$e	556	505	520
3.9 Access to the bank: Website*	tCO$_2$e	683	561	626
Indicators				
Surface area of offices + branches (excl. recreational centers and subsidiaries)	thousands of m^2	287	276	279
Emissions scope 1+2 (location-based / Surface area of offices + branches	kgCO$_2$e/m^2	38.7	36.4	31.1

‹ 265 ›

GRI

305-1

305-2

305-3

305-4

APPENDICES

GHG emissions by scope and emissions intensity (GHG Protocol categories) -> market-based

(GRI 305-1; 305-2; 305-3; 305-4)

Aspect	Unit	2023	2024	2025
Carbon footprint (market-based)	**tCO$_2$e**	**37,563**	**37,415**	**33,694**
Scope 1	**tCO$_2$e**	**3,835**	**3,932**	**3,121**
1.1 Stationary-source combustion	tCO$_2$e	62	115	93
1.2 Mobile-source combustion	tCO$_2$e	691	694	689
1.3 Industrial processes	tCO$_2$e	n/a	n/a	n/a
1.4 Fugitive emissions	tCO$_2$e	3,082	3,122	2,339
1.5 Soil use, change in soil, and forestry use	tCO$_2$e	n/a	n/a	n/a
Scope 2 (market-based)	**tCO$_2$e**	**0**	**0**	**0**
2.1 Purchased electricity (market-based)	tCO$_2$e	0	0	0
2.2-2.4 Value of purchased cooling/heat	tCO$_2$e	n/a	n/a	n/a
Scope 3 (market-based)	**tCO$_2$e**	**33,727**	**33,484**	**30,573**
3.1 Purchased goods and services (market-based)	tCO$_2$e	504	408	433
3.2 Capital goods	tCO$_2$e	n/r	n/r	n/r
3.3 Other energy not included in S1 and 2	tCO$_2$e	172	185	179
3.4 Upstream transportation and distribution	tCO$_2$e	1,362	1,442	1,481
3.5 Waste generated in operations	tCO$_2$e	753	790	730
3.6 Business travel	tCO$_2$e	1,025	939	984
3.7 Employee commuting	tCO$_2$e	7,980	7,551	6,977
3.8 Upstream leased assets	tCO$_2$e	n/a	n/a	n/a
3.9 Downstream transportation and distribution	tCO$_2$e	21,931	22,168	19,789
3.10 Processing of sold products	tCO$_2$e	n/a	n/a	n/a
3.11 Use of sold products	tCO$_2$e	n/a	n/a	n/a
3.12 End-of-life treatment of sold products	tCO$_2$e	n/a	n/a	n/a
3.13 Downstream leased assets	tCO$_2$e	n/a	n/a	n/a
3.14 Franchises	tCO$_2$e	excl.	excl.	excl.
3.15 Investments	tCO$_2$e	excl.	excl.	excl.
Indicators				
Surface area of offices + branches (excl. recreational centers and subsidiaries)	thousands of m²	287	276	279
Emissions scope 1+2 (market) / Surface area of offices + branches	kgCO$_2$e/m²	13.4	14.3	11.2



‹ 266 ›

GRI

305-1

305-2

305-3

305-4

Banco de Chile

GHG emissions by scope and emissions intensity (GHG Protocol categories) -> location-based

(GRI 305-1; GRI 305-2; GRI 305-3; GRI 305-4)

Aspect	Unit	2023	2024	2025
Carbon footprint (location-based)	**tCO$_2$e**	**47,553**	**45,612**	**41,548**
Scope 1	**tCO$_2$e**	**3,835**	**3,932**	**3,121**
1.1 Stationary-source combustion	tCO$_2$e	62	115	93
1.2 Mobile-source combustion	tCO$_2$e	691	694	689
1.3 Industrial processes	tCO$_2$e	n/a	n/a	n/a
1.4 Fugitive emissions	tCO$_2$e	3,082	3,122	2,339
1.5 Soil use, change in soil, and forestry use	tCO$_2$e	n/a	n/a	n/a
Scope 2 (location-based)	**tCO$_2$e**	**7,279**	**6,106**	**5,554**
2.1 Purchased electricity (location-based)	tCO$_2$e	7,279	6,106	5,554
2.2-2.4 Value of purchased cooling/heat	tCO$_2$e	n/a	n/a	n/a
Scope 3 (location-based)	**tCO$_2$e**	**36,439**	**35,574**	**32,873**
3.1 Purchased goods and services (location-based)	tCO$_2$e	3,215	2,498	2,732
3.2 Capital goods	tCO$_2$e	n/r	n/r	n/r
3.3 Other energy not included in S1 and 2	tCO$_2$e	172	185	179
3.4 Upstream transportation and distribution	tCO$_2$e	1,362	1,442	1,481
3.5 Waste generated in operations	tCO$_2$e	753	790	730
3.6 Business travel	tCO$_2$e	1,025	939	984
3.7 Employee commuting	tCO$_2$e	7,980	7,551	6,977
3.8 Upstream leased assets	tCO$_2$e	n/a	n/a	n/a
3.9 Downstream transportation and distribution	tCO$_2$e	21,931	22,168	19,789
3.10 Processing of sold products	tCO$_2$e	n/a	n/a	n/a
3.11 Use of sold products	tCO$_2$e	n/a	n/a	n/a
3.12 End-of-life treatment of sold products	tCO$_2$e	n/a	n/a	n/a
3.13 Downstream leased assets	tCO$_2$e	n/a	n/a	n/a
3.14 Franchises	tCO$_2$e	excl.	excl.	excl.
3.15 Investments	tCO$_2$e	excl.	excl.	excl.
Indicators				
Surface area of offices + branches (excl. recreational centers and subsidiaries)	thousands of m^2	287	276	279
Emissions scope 1+2 (location-based / Surface area of offices + branches	kgCO$_2$e/m^2	38.7	36.4	31.1

Notes: Not relevant (n/r): identified as an emissions source with low emissions (<1%), not material to the business unit.
Not applicable (n/a): there are no such emissions sources in the business unit.
Excluded (excl): identified as relevant but has not been included in the inventory due to information gaps.

⟨ 267 ⟩

GRI
305-1
305-2
305-3
305-4

APPENDICES

GHG emission reduction projects

(GRI 305-5)

Aspect	Unit	2023	2024	2025
Change to LED lighting	tCO$_2$e	345	288	0

Notes: The information comes from different internal bank systems and contact with suppliers.
GHG emissions were obtained by multiplying activity data by documented emission factors, according to GHG Protocol guidelines.
Emissions of CO_2, CH_4, N_2O, SF_6, NF_3, HFCs and PFCs are considered.
Global warming potentials from the IPCC's Sixth Assessment Report (AR6) are used for direct emissions; and factors published directly by DEFRA/Ministry of Energy for indirect emissions.
The data excludes investment category 15, which has been identified as the main source of emissions for the financial industry. The bank is currently working to prepare an initial diagnostic.

Waste

Waste by type and disposal method

(GRI 306-2; GRI 306-3; GRI 306-4; GRI 306-5)

Aspect	Unit	2023	2024	2025
Total waste	**t**	**1,724**	**1,709**	**1,617**
Non-hazardous	**t**	**1,669**	**1,708**	**1,611**
For disposal	t	1,513	1,588	1,467
Landfill	t	1,513	1,588	1,467
Incineration	t	0	0	0
Other	t	0	0	0
For recovery	t	156	121	144
Recycling	t	156	121	144
Reuse	t	0	0	0
Composting	t	0	0	0
Hazardous	**t**	**55**	**1**	**6**
For disposal	t	0	0	0
Solidification/Stabilization	t	0	0	0
Incineration	t	0	0	0
Other	t	0	0	0
For recovery	t	55	1	6
Recycling	t	55	1	6
Reuse	t	0	0	0
Total waste	**t**	**1,724**	**1,709**	**1,617**
In-situ treatment	t	0	0	0
Third-party treatment	t	1,724	1,709	1,617
% non-hazardous waste recovered (diverted from disposal)	**(%)**	**9%**	**7%**	**9%**

Notes: The corporate buildings in Santiago and Concepción maintain direct records.
For the branch network, waste generation is estimated based on the number of people.
The value is backed by certificates delivered by suppliers.



‹ 268 ›

GRI

305-5

306-2

306-3

306-4

306-5

Waste by type and disposal method

(GRI 306-2; GRI 306-3; GRI 306-4; GRI 306-5)

Waste	Unit	2023	2024	2025
Total waste	**t**	**1,724**	**1,709**	**1,617**
Non-hazardous to landfill -> Central buildings + Concepción (measured)	t	1,002	1,065	936
Non-hazardous to landfill -> Branches (estimated)	t	511	522	531
Non-hazardous to recycling -> Paper and cardboard	t	96	56	77
Non-hazardous to recycling -> Miscellaneous office supplies	t	60	65	67
Non-hazardous to recycling -> Electronic waste	t	54	0	6
Hazardous to disposal -> Batteries	t	0.6	1.1	0.4
Percentage of recovered waste (not sent for disposal)	**%**	**12.2%**	**7.1%**	**9.3%**



‹ 269 ›

GRI
305-5
306-2
306-3
306-4
306-5

APPENDICES

Paper consumption and waste management

Waste disposal	Unit	2022	2023	2024	2025
Total waste recycled/reused	**Metric tons**	**112**	**211**	**122**	**150**
Total waste sent for disposal	**Metric tons**	**1,565**	**1,513**	**1,588**	**1,467**
Waste in landfills	Metric tons	1,565	1,513	1,588	1,467
Waste incinerated with energy recovery	Metric tons	0	0	0	0
Waste incinerated without energy recovery	Metric tons	0	0	0	0
Waste disposed of by other methods	Metric tons	0	0	0	0
Waste with unknown disposal method	Metric tons	0	0	0	0
Data coverage (as % of denominator)	Percentage of office and branch office surface area	100	100	100	100

* Values adjusted to 2024 carbon footprint verification.


Banco de Chile

SUBSIDIARIES

During fiscal year 2025, the acts and contracts entered into with subsidiaries or associates were strictly within the normal course of business, and did not have a significant effect on the bank's operations or results.

(CMF 6.5.1.x; CMF 6.5.1.ix)


0.02%
BANCHILE ADM. GENERAL DE FONDOS S.A.
99.98%
0.17%
BANCHILE CORREDORES DE SEGUROS LTDA.
99.83%
0.30%
BANCHILE CORREDORES DE BOLSA S.A.
99.70%
BANCHILE ASESORÍA FINANCIERA S.A.
99.96%
0.10%
SOCIEDAD OPERADORA DE TARJETAS BANCHILE PAGOS S.A.
99.90%
BANCO DE CHILE
33.33%
CENTRO DE COMPENSACIÓN AUTOMATIZADO S.A.
20.00%
AFT S.A.
26.16%
TRANSBANK S.A.
50.00%
SOC. DE RECAUDACIÓN Y PAGOS DE SERVICIOS LTDA.
26.81%
SOC. INTERBANCARIA DE DEPÓSITOS Y VALORES S.A.
38.13%
REDBANC S.A.
15.00%
COMBANC S.A.
12.33%
SOC. IMERC OTC.

SUBSIDIARIES

Corporate Name and Legal Status	Banchile Administradora General de Fondos S.A.
Address	Enrique Foster Sur 20, Floor 10, Las Condes
Subscribed and Paid-in Capital (ThCh$)	4,223,808
Corporate Purpose	The Company's sole purpose is the administration of third party resources pursuant to Law No. 20,712. In addition, it may engage in other activities complementary to its line of business as authorized by the Financial Market Commission.
Directors	Pablo Granifo Lavín (Chairman) (BCH Board Chairman) Andrés Ergas Heymann (BCH Director) Eduardo Ebensperger Orrego (BCH Chief Executive Officer) Paola Alam Auad José Luis Vizcarra Villalobos (BCH Commercial Division Manager)
Chief Executive Officer	Gabriela Beatriz Gurovich Camhi
% Direct interest	99.98%
% Share of assets	0.1%
Business relationship with Banco de Chile	Banchile Administradora General de Fondos S.A. ("Banchile AGF") has entered into various service agreements with its parent company Banco de Chile. The foregoing is notwithstanding those activities and services that Banco de Chile may provide to its subsidiaries in accordance with the provisions of Circular No. 8 and Chapter No. 11-6 of the Updated Compilation of Banking Regulations of the Financial Market Commission and other applicable regulations. In particular, in accordance with the provisions of Law No. 20,712 on the Administration of Third Party Funds and Individual Portfolios, Banchile AGF and Banco de Chile entered into a fund unit placement agent agreement on June 22, 2015, which remains in force to date, the main purpose of which is: ● To promote the products and services offered by the Administrator to the general public. ● To ensure the due suitability, knowledge and experience of the clients to whom they are offered in the marketing of the quotas of the various funds. ● To submit to the Administrator the documentation generated with the clients, having to submit to the latter the forms related to the subscription and redemption of Fund shares and APV (Voluntary Pension Savings) and any operation that according to the legislation and regulations in force may be carried out by the General Fund Administrators. ● To respond to inquiries and provide to potential investors and, upon request, submit or send information from the Administrator about the Funds, the manner in which the subscription and redemption, if any, of the quotas can be made, and other matters of an administrative and service nature related to the Funds. In addition, under various contracts, Banco de Chile provides services to Banchile AGF S.A. in areas such as Internal Control, Compliance and Cybersecurity, among others.



‹ 272 ›

CMF

6.5.1.i

6.5.1.ii

6.5.1.iii

6.5.1.iv

6.5.1.v

6.5.1.vi

6.5.1.vii

6.5.1.viii



SUPPLIERS LEGAL AND REGULATORY COMPLIANCE COMMITMENT TO CHILE MATERIAL OR ESSENTIAL EVENTS **11** ADDITIONAL INFORMATION FINANCIAL REPORTING

2025

Corporate Name and Legal Status	Banchile Corredores de Seguros Limitada
Address	Helvecia 275, Las Condes
Subscribed and Paid-in Capital (ThCh$)	1,161,488
Corporate Purpose	Remunerated brokerage of general and life insurance governed by Decree with Force of Law No. 251 of 1931, as amended; and to provide pension advisory services to members and beneficiaries of the pension system governed by Decree Law No. 3,500 of 1980, as amended. The company may provide advisory services and insurance portfolio studies in order to further said purpose.
Chief Executive Officer	Patricio Salles Delporte
% Direct interest	99.83%
% Share of assets	0.0%
Business relationship with Banco de Chile	Promotion and brokerage of insurance through Banco de Chile's channels.

Corporate Name and Legal Status	Banchile Corredores de Bolsa S.A.
Address	Enrique Foster Sur 20, Floor 6, Las Condes
Subscribed and Paid-in Capital (ThCh$)	62,149,705
Corporate Purpose	The company's sole purpose is to carry out securities brokerage transactions on its own account or on behalf of third parties, executing all types of transactions typical of securities brokers in accordance with the legal and regulatory provisions in force and the performance of any complementary activities that the Financial Market Commission authorizes stockbrokers to carry out.
Directors	Alfredo Tagle Quiroz (Chairman) José Agustín Vial Cruz David González Oviedo
Chief Executive Officer	José Antonio Díaz Orellana
% Direct interest	99.70%
% Share of assets	0.3%
Business relationship with Banco de Chile	Banchile Corredores de Bolsa S.A. ("Banchile CB") has entered into several service agreements with its parent company, Banco de Chile. The foregoing is notwithstanding those activities and services that Banco de Chile may provide to its subsidiaries in accordance with the provisions of Circular No. 8 and Chapter No. 11-6 of the Updated Compilation of Banking Regulations of the Financial Market Commission and other applicable regulations. Pursuant to the aforementioned regulations, Banchile CB and Banco de Chile entered into a Service Agreement on June 1, 2006, the purpose of which is to promote products and channel documentation, which remains in effect to date. In addition, under various contracts, Banco de Chile provides services to Banchile CB in areas such as Internal Control, Compliance and Cybersecurity, among others. On October 22, 2025, Banco de Chile and Banchile CB entered into a Service Agreement whereby the bank entrusted it with the development and permanent control of the marketing strategy for mutual and investment funds managed by Banchile AGF and various products and services provided by Banchile CB.

⟨ 273 ⟩

CMF

6.5.1.i

6.5.1.ii

6.5.1.iii

6.5.1.iv

6.5.1.v

6.5.1.vi

6.5.1.vii

6.5.1.viii

SUBSIDIARIES

Corporate Name and Legal Status	Banchile Asesoría Financiera S.A.
Address	Andrés Bello 2687, Floor 6, Las Condes
Subscribed and Paid-in Capital (ThCh$)	125,154
Corporate Purpose	The company's exclusive purpose is to provide the following financial services complementary to the banking business: 1) advising, assistance, consulting, counseling, information provision and other services related to the search for different financing alternatives for companies and businesses; 2) services related to the analysis of, studies on or preparation or development of feasibility, investment or exploitation or expansion projects, whether for the purpose of placing or obtaining financial resources; 3) advisory and other services related to the issuance, placement, acquisition or disposal of bonds, debentures, bills of exchange, shares, securities and in general any credit or investment security; 4) advisory services related to the capitalization of companies, in any form, through the issuance or placement of shares and other securities or by other means; 5) advisory services related to the constitution of sureties or guarantees; 6) services related to the preparation or placement of bonds, debentures, bills of exchange, shares, securities and in general any credit or investment security; 6) services related to the preparation or development of all kinds of projects on rescheduling, consolidation or restructuring of liabilities or on negotiation or renegotiation of agreements or payment arrangements in general or on their compliance or termination; 7) advising and the provision of other services related to negotiations for the incorporation, acquisition, sale, transformation, merger or division of companies; 8) advice on valuations, sales, purchases, bids or contributions of companies, businesses, shares, social rights, assets, liabilities and goods in general; 9) advising and the provision of other services related to the placement of funds in the capital market; 10) advising on foreign investments and other operations with the Central Bank of Chile; and 11) advising on futures contracts on products, currencies, interest rates.
Directors	Julio Santiago Figueroa (Chairman) (BCH Board Vice-Chairman) Eduardo Ebensperger Orrego (BCH Chief Executive Officer) Hernán Arellano Salas (BCH Corporate Division Manager) Juan Alberdi Monforte (BCH Special Businesses Manager) Francisco Brancoli Bravo (Private Banking Area and Edwards BCH Network Manager)
Chief Executive Officer	Ashwin Kumar Natarajan
% Direct interest	99.96%
% Share of assets	0.0%
Business relationship with Banco de Chile	Banco de Chile provides services to Banchile Asesoría Financiera S.A. through various contracts in areas such as accounting administration, tax advising, technological services and human resources.

Corporate Name and Legal Status	Operadora de Tarjetas Banchile Pagos S.A.
Address	Agustinas 975, Floor 6, Santiago
Subscribed and Paid-in Capital (ThCh$)	16,000,000
Corporate Purpose	The purpose of the company shall be the operation of credit cards, debit cards, and payment cards with provision of funds, including all activities necessary for the development of such purpose in accordance with the legal rules and regulations in force, including those issued or to be issued in the future by the Central Bank of Chile and the Financial Market Commission, as well as the development of activities complementary to the operation of payment cards authorized by the Financial Market Commission and those authorized in the future by law or by any regulatory entity in the exercise of its powers.
Directors	Eduardo Ebensperger Orrego (Chairman) (BCH Chief Executive Officer) Sandra Guazotti (BCH Alternate Director) Esteban Kemp De La Hoz (BCH Marketing, Technology, and Digital Division Manager)
Chief Executive Officer	Rodrigo Devia González
% Direct interest	99.90%
% Share of assets	0.0%



⟨ 274 ⟩



BUSINESS SUPPORT AFFILIATES

Corporate Name and Legal Status	Centro de Compensación Automatizado S.A.
Address	Miraflores 222, Floor 12, Santiago
Subscribed and Paid-in Capital (ThCh$)	272,019
Corporate Purpose	Electronic transfer of information and funds, as well as the provision of the following services to facilitate banking entities' fulfillment of their purposes: the provision of services, administration and operation of a Low Value Payment Clearinghouse, collection and payments on behalf of third parties in bank accounts and their processing, and the collection, recording, verification, transfer, and distribution of publicly available information related to business records and commercial documents.
Directors	José Manuel Mena Valencia (Chairman) Juan Carlos Ferrer Ortiz José Luis de la Rosa Muñoz
Chief Executive Officer	Américo Becerra Morales
% Direct interest	33.33%
% Share of assets	0.0%

Corporate Name and Legal Status	Administrador Financiero de Transantiago S.A.
Address	Avenida El Bosque Norte 211, Floor 3, Office 329, Las Condes
Subscribed and Paid-in Capital (ThCh$)	8,000,000
Corporate Purpose	Collection, management and storage of the resources of the Transantiago System and other activities that it must execute as set forth in the Contract for the Provision of Complementary Services for the Financial Administration of the Resources of the Santiago Public Passenger Transport System dated December 14, 2012 approved by Resolution No. 285 of December 21, 2012, jointly by the Ministry of Transport and Telecommunications and the Ministry of Finance.
Directors	Jorge Díaz Vial (Chairman) Rosa Ackermann O'Reilly Mario Gómez Dubravcic Juan Carlos Ferrer Ortiz Mauricio Chandía Díaz
Chief Executive Officer	Armando Espinoza Basualto
% Direct interest	20.00%
% Share of assets	0.0%

‹ 275 ›

CMF
6.5.2.i
6.5.2.ii
6.5.2.iii
6.5.2.iv

BUSINESS SUPPORT AFFILIATES

Corporate Name and Legal Status	Transbank S.A.
Address	Cerro El Plomo 5260, Floor 16, Tower A, Las Condes
Subscribed and Paid-in Capital (ThCh$)	97,336,444
Corporate Purpose	The purpose of the company will be to operate credit and debit cards and provide services to facilitate the fulfillment of the purposes of banking entities, such as: the authorization, capture, processing, transfer and clearing of transactions, whether monetary or non-monetary; the installation, operation and administration of sales and transaction terminals and other similar devices; the collection of payments on behalf of third parties and their processing; the electronic transfer of information and funds; and the collection, recording, verification, transfer and distribution of publicly available information related to business records and commercial documents.
Directors	Claudia Herrera García (Chairwoman) Gerardo Álamos Swinburn Gonzalo Campero Peters Alejandro Valenzuela Diez Ricardo Fry Vanni Alejandro Leay Cabrera Martin Bamuele Bertuzzi Isabel Margarita Cabello Silva Alberto Etchegaray De la Cerda Sergio Muñoz Gómez
Chief Executive Officer	Sergio Avila Salas
% Direct interest	26.16%
% Share of assets	0.1%

CMF
6.5.2.i
6.5.2.ii
6.5.2.iii
6.5.2.iv

Corporate Name and Legal Status	Sociedad de Recaudación y Pagos de Servicios Limitada
Address	Avenida Isidora Goyenechea 2800, Floor 28, Las Condes
Subscribed and Paid-in Capital (ThCh$)	521,398
Corporate Purpose	The exclusive purpose of the company shall be to allow banks or other financial institutions to engage in all activities, legal acts and operations related to those referred to in Section 1 of Article 69 of the General Banking Law except for the execution of bank current account contracts and money collection. The entity may receive deposits and drafts for current accounts; demand deposit accounts and savings accounts; provide funds accounts for payment cards issued or operated by banks, subsidiaries, support companies or non-bank companies incorporated or authorized for such purposes pursuant to Law No. 209.50, or others of a similar nature; pay checks; and engage in the activities referred to in Sections 8 and 27 of the same article, such as the collection of all kinds of services, taxes, collections, social security payments, health and others, payments and transfer of funds and securities transportation services.
Directors	José Manuel Mena Valencia (Chairman) Andrés Irarrázabal Ureta Carlos Budnevich Le-Fort Álvaro Burrull Cornejo
Chief Executive Officer	Jaime García Escobar
% Direct interest	50.00%
% Share of assets	0.0%



Corporate Name and Legal Status	Sociedad Interbancaria de Depósitos y Valores S.A.
Address	Avenida Nueva Costanera 4091, Floor 4, Vitacura
Subscribed and Paid-in Capital (ThCh$)	1,197,018
Corporate Purpose	Investment in Depósito de Valores S.A.
Directors	Arturo Concha Ureta (Chairman) Sergio Concha Munilla Miguel Mata Huerta
Chief Executive Officer	Luis Opazo Roco
% Direct interest	26.81%
% Share of assets	0.0%

Corporate Name and Legal Status	Redbanc S.A.
Address	Cerro El Plomo 5630, Floor 13, Office 1301, Las Condes
Subscribed and Paid-in Capital (ThCh$)	3,593,527
Corporate Purpose	To provide services aimed at facilitating the fulfillment of banking purposes, such as: the installation, operation, maintenance, and development of equipment, devices, systems, and services intended for the administration and operation of cash terminals and point-of-sale terminals, automatic or otherwise; providing interconnected electronic networks and related services to perform electronic transfers of funds and information in commercial and financial transactions and electronic and computer processing of communications and data; and the provision of services, administration and operation of Low Value Payment Clearing Houses in accordance with the provisions of Title 2 of Chapter III.H.6, of the Compendium of Financial Regulations of the Central Bank of Chile.
Directors	Joaquín Contardo Silva (Chairman) Víctor Toledo Sandoval Miguel Mata Manuel Gómez Flores Erwin Hahn Huber José Manuel Manzano Pedro Robles Echeverría Diego Regueiro Eduardo Garnham Léniz
Chief Executive Officer	Nicolás Fernando Saenz Castro
% Direct interest	38.13%
% Share of assets	0.0%

‹ 277 ›

CMF

6.5.2.i

6.5.2.ii

6.5.2.iii

6.5.2.iv

OPENING REMARKS

LEGAL AND REGULATORY COMPLIANCE / CORPORATE PROFILE

CORPORATE GOVERNANCE / OUR COMMITMENT IN CHILE

MATERIAL EXITS / STRATEGY AND BUSINESS MODEL / MANAGEMENT

11
ADDITIONAL INFORMATION

CUSTOMERS

REPORTING PRINCIPLE / FINANCIAL / PEOPLE

BUSINESS SUPPORT AFFILIATES

Corporate Name and Legal Status	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.
Address	Cerro Colorado 5240, Torre II, Floor 8, Las Condes
Subscribed and Paid-in Capital (ThCh$)	3,150,820
Corporate Purpose	The company's sole purpose is the provision of payment clearing services and the performance of those activities related or complementary to the aforementioned line of business.
Directors	Arturo Concha Ureta (Chairman) Christian Haindl Ramirez Carlos Budnevich Le Fort Jaime Casassus Vargas Sergio Concha Munilla José Isla Valle René Lehuedé Fuenzalida Arturo Tagle Quiroz Renato Peñafiel Muñoz
Chief Executive Officer	Rodrigo Osorio Petit
% Direct interest	15.00%
% Share of assets	0.0%

Corporate Name and Legal Status	Servicios de Infraestructura de Mercado OTC S.A.
Address	Cerro Colorado 5240, Torre I, Floor 18, Las Condes
Subscribed and Paid-in Capital (ThCh$)	12,535,051
Corporate Purpose	The purpose of the company is to manage an infrastructure for the financial market to: a) operate an electronic signature platform for documents; b) provide registration, confirmation, storage, consolidation and reconciliation services for electronic documents, contracts, financial transactions and derivative instruments; and c) carry out activities related or complementary to the aforementioned line of business.
Directors	Arturo Concha Ureta (Chairman) Christian Haindl Ramirez Carlos Budnevich Le Fort Jaime Casassus Vargas Sergio Concha Munilla José Isla Valle René Lehuedé Fuenzalida Arturo Tagle Quiroz Renato Peñafiel Muñoz
Chief Executive Officer	Felipe Ledermann Bernal
% Direct interest	12.33%
% Share of assets	0.0%

‹ 278 ›

CMF
6.5.2.i
6.5.2.ii
6.5.2.iii
6.5.2.iv

Banco de Chile

12

Financial Reporting

Banco de Chile

• • • • • •

CONSOLIDATED FINANCIAL STATEMENTS

BANCO DE CHILE AND SUBSIDIARIES






MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
		(The UF is an inflation-indexed, Chilean peso
		denominated monetary unit set daily in advance
		on the basis of the previous month's inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso
IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Updated Standards Compilation issued by
		the Chilean Financial Market Commission ("CMF")
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

INDEX



INDEPENDENT AUDITOR'S REPORT



Independent Auditors' Report

The Shareholders and Directors
 Banco de Chile:

Opinion

We have audited the accompanying consolidated financial statements of Banco de Chile and its Subsidiaries (the "Bank"), which comprise the consolidated statement of financial position as of December 31, 2025, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements, including information on material accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco de Chile and its Subsidiaries as of December 31, 2025, and their consolidated performance and their consolidated cash flows for the year then ended in accordance with Accounting Standards and Instructions issued by the Financial Market Commission (CMF).

Basis for opinion

We conducted our audit in accordance with Auditing Standards Generally Accepted in Chile. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of Banco de Chile and its Subsidiaries in accordance with the Code of Ethics issued by the Chilean Association of Accountants., and we have fulfilled our ethical responsibilities in accordance with those requirements. We believe that the audit evidence we have obtained provides a sufficient and appropriate basis to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, have been of most significance in our audit of the consolidated financial statements for the current year. These matters have been addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Santiago
Av. Presidente Riesco 5685,
piso 15, Las Condes

‹ 283 ›

INDEPENDENT AUDITOR'S REPORT



Estimation of credit losses on the loan portfolio measured at amortized cost (Notes 2, 13, and 41)	
The key audit matter	**How the matter was addressed in our audit**
The Bank calculates and records allowances for credit losses on the loan portfolio measured at amortized cost with group and individual assessment as established by the Financial Market Commission (CMF). Estimating these allowances requires that Management makes significant judgment, both to identify the impairment and to assign the credit risk rating and determine the expected losses. This process considers factors such as the probability of default, the loss given default, financial variables and customer payment behavior, which allow for adequate risk capture. The calculation is made using individual and group approaches, depending on the type of portfolio, and incorporates specific methodologies required by the Financial Market Commission (CMF), including additional allowances and country risk. Because of the magnitude of the balances, the high level of judgment involved, and the complexity of the models and assumptions used, this area is a key issue in our audit. As of December 31, 2025, Banco de Chile and its Subsidiaries recorded allowances for credit losses of MCh$837,640.	Our audit procedures regarding this key matter included, but were not limited to, the following: a) We gained an understanding of the credit risk management process developed by the Management of Banco de Chile and Subsidiaries, focused on the analysis, estimation and disclosure of qualitative and quantitative aspects, in accordance with the criteria established by the Financial Market Commission (CMF) in Chapter B1 of the Compendium of Accounting Standards for Banks (CNCB). b) We evaluate the design and operational effectiveness of the key controls implemented by Management, related to the main assumptions and data used in calculating the estimate. c) For individual credit assessment models: i. We inspected a sample of files to verify that the rating provided is consistent with the rules and instructions defined by the CMF and that it is supported according to the financial, qualitative and economic characteristics of the customer for the calculation of credit risk. ii. We made an independent recalculation of the allowance for credit losses and determined its adequacy. d) For allowance models with group assessment, supported by credit risk specialists: i. We involved specialists with experience and knowledge in credit risk assessment in group models to evaluate the reasonableness of data, variables, and parameters. ii. We inspected regulatory compliance and the suitability of the methodological design of credit risk models, in accordance with the definitions contained in Chapter B1 of the Compendium of Accounting Standards for Banks issued by the CMF. iii. We recalculated the allowances for credit losses for both the internal and standard models, using independent recalculations based exclusively on process documentation.


Banco de Chile



Estimation of credit losses on the loan portfolio measured at amortized cost (Notes 2, 13, and 41)	
The key audit matter	**How the matter was addressed in our audit**
	iv. We analyzed loss coverage, in accordance with the regulations issued by the CMF. v. We performed tests on the completeness and accuracy of the databases used by the Bank to determine exposures and estimate expected loss parameters, considering aspects such as the aging of defaults and the value of guarantees. e) We evaluated the adequacy of the disclosures in the consolidated financial statements, comparing them to the requirements established in the Compendium of Accounting Standards for Banks.

Responsibilities of Management and those Charged with Governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with Accounting Standards and Instructions issued by the Financial Market Commission (CMF), and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Banco de Chile and its Subsidiaries' ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management intends to liquidate Banco de Chile and its Subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Banco de Chile and its Subsidiaries' financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Auditing Standards Generally Accepted in Chile will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

OPENING
REMARKS

CORPORATE
PROFILE

CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

INDEPENDENT AUDITOR'S REPORT



As part of an audit in accordance with *Auditing Standards Generally Accepted* in Chile, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Banco de Chile and its Subsidiaries' internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Banco de Chile and its Subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Banco de Chile and its Subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the audit of Banco de Chile and its Subsidiaries to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Bank as a basis for forming an opinion on the Bank's consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during the audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

< 286 >





From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other matters

The Chilean Association of Accountants. approved Auditing Standards Generally Accepted in Chile to fully and unreservedly adopt the International Standards on Auditing issued by the International Auditing and Assurance Standards Board (IAASB) for audits of consolidated financial statements prepared for the year beginning on or after January 1, 2025.

The consolidated financial statements of Banco de Chile and its Subsidiaries as of December 31, 2024 were audited by other auditors in accordance with Auditing Standards Generally Accepted in Chile effective at such date whose report dated February 11, 2025 expressed an unqualified audit report on those consolidated financial statements.

‹ 287 ›



Ernesto Guzmán V.   KPMG Ltda.

Santiago, January 29, 2026

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31,

	Note	2025 MCh$	2024 MCh$
ASSETS			
Cash and deposits in banks	7	2,590,986	2,699,076
Transactions in the course of collection	7	414,419	372,456
Financial assets held for trading at fair value through profit or loss:			
Derivative financial instruments	8	1,869,467	2,303,353
Debt financial instruments	8	3,121,702	1,714,381
Others	8	402,259	411,689
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets designated at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:			
Debt financial instruments	11	3,548,971	2,088,345
Others	11	—	—
Derivative financial instruments for hedging purposes	12	29,714	73,959
Financial assets at amortized cost:			
Rights by resale agreements and securities lending	13	100,643	87,291
Debt financial instruments	13	460,937	944,074
Loans to Banks	13	399,123	666,815
Commercial loans	13	19,137,460	19,724,933
Residential mortgage loans	13	13,874,507	13,180,186
Consumer loans	13	5,343,032	5,183,917
Investments in other companies	14	87,060	76,769
Intangible assets	15	174,578	158,556
Property and equipment	16	179,414	189,073
Right-of-use assets	17	79,245	96,879
Current tax assets	18	1,846	159,869
Deferred tax assets	18	563,906	556,829
Other assets	19	1,696,031	1,373,541
Non-current assets and disposal groups held for sale	20	25,603	33,450
TOTAL ASSETS		**54,100,903**	**52,095,441**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile

	Note	2025 MCh$	2024 MCh$
LIABILITIES			
Transactions in the course of payments	7	564,172	283,605
Financial liabilities held for trading at fair value through profit or loss:			
Derivative financial instruments	21	2,080,222	2,444,806
Others	21	512	990
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative financial instruments for hedging purposes	12	297,817	141,040
Financial liabilities at amortized cost:			
Current accounts and other demand deposits	22	14,498,196	14,263,303
Time deposits and saving accounts	22	13,971,968	14,168,703
Obligations by repurchase agreements and securities lending	22	286,915	109,794
Borrowings from financial institutions	22	1,296,751	1,103,468
Debt financial instruments issued	22	10,800,851	9,690,069
Other financial obligations	22	367,323	284,479
Lease liabilities	17	74,343	91,429
Regulatory capital financial instruments	23	1,087,093	1,068,879
Provisions for contingencies	24	180,548	194,753
Provision for dividends	25	605,955	597,228
Special provisions for credit risk	26	721,282	774,184
Current tax liabilities	18	33,809	132
Deferred tax liabilities	18	1,422	166
Other liabilities	27	1,432,189	1,255,412
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		**48,301,368**	**46,472,440**
EQUITY			
Capital	28	2,420,538	2,420,538
Reserves	28	711,658	709,742
Accumulated other comprehensive income			
Items that are not reclassified in profit and loss	28	6,894	7,552
Items that can be reclassified to profit and loss	28	(16,653)	(3,775)
Retained earnings from previous years	28	2,090,790	1,878,778
Income for the year	28	1,192,262	1,207,392
Less: Provision for dividends	28	(605,955)	(597,228)
Bank's Shareholders	28	**5,799,534**	**5,622,999**
Non-controlling interests	28	**1**	**2**
TOTAL EQUITY		**5,799,535**	**5,623,001**
TOTAL LIABILITIES AND EQUITY		**54,100,903**	**52,095,441**

❮ 289 ❯

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2025 and 2024,

	Note	2025 MCh$	2024 MCh$
Interest revenue	30	2,715,753	2,919,967
Interest expense	30	(969,638)	(1,138,312)
Net interest income		**1,746,115**	**1,781,655**
Inflation indexation revenue	31	675,633	829,188
Inflation indexation expense	31	(369,864)	(469,992)
Net inflation indexation income		**305,769**	**359,196**
Fee and commission income	32	790,710	732,922
Fee and commission expense	32	(153,451)	(161,039)
Net fee and commission income		**637,259**	**571,883**
Financial result for:			
Financial assets and liabilities held for trading	33	107,463	102,301
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Income (expense) from derecognition of financial assets and liabilities at amortized cost and financial assets at FVTOCI	33	13,172	8,289
Exchange, indexation and accounting hedging of foreign currency	33	155,696	164,597
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial Result	33	**276,331**	**275,187**
Income from investments in other companies	34	12,457	17,052
Income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	(365)	(6,465)
Other operating income	36	48,477	51,777
TOTAL OPERATING INCOME		**3,026,043**	**3,050,285**
Personnel expenses	37	(570,355)	(582,547)
Administrative expenses	38	(429,633)	(416,696)
Depreciation and amortization	39	(95,110)	(94,601)
Impairment of non-financial assets	40	(1,882)	(2,851)
Other operating expenses	36	(33,958)	(36,039)
TOTAL OPERATING EXPENSES		**(1,130,938)**	**(1,132,734)**
OPERATING RESULT BEFORE CREDIT LOSSES		**1,895,105**	**1,917,551**

〈 290 〉

The accompanying notes 1 to 49 are an integral part of these consolidated financial statement.



	Note	2025 MCh$	2024 MCh$
Credit loss expense for:			
Provisions for credit risk of loans to banks and loans to customers	41	(499,913)	(452,448)
Special provisions for credit risk	41	51,020	(3,610)
Recovery of written-off credits	41	71,383	65,313
Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	41	(4,412)	(1,009)
Credit loss expense	41	**(381,922)**	**(391,754)**
NET OPERATING INCOME		**1,513,183**	**1,525,797**
Income from continuing operations before income tax		**1,513,183**	**1,525,797**
Income tax	18	(320,921)	(318,405)
Income from continuing operations after income tax		**1,192,262**	**1,207,392**
Income from discontinued operations before income tax		—	—
Income tax from discontinued operations	18	—	—
Income from discontinued operations after income tax	42	—	—
NET INCOME FOR THE YEAR	28	**1,192,262**	**1,207,392**
Attributable to:			
Bank's Shareholders	28	1,192,262	1,207,392
Non-controlling interests		—	—
Earnings per share:		$	$
Basic earnings	28	11.80	11.95
Diluted earnings	28	11.80	11.95

‹ 291 ›

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the years ended December 31, 2025 and 2024

	Note	2025 MCh$	2024 MCh$
NET INCOME FOR THE YEAR	28	**1,192,262**	**1,207,392**
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS			
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(62)	115
Fair value changes of equity instruments designated as at FVTOCI	28	(148)	(212)
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—
Others	28	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		**(210)**	**(97)**
Income tax on other comprehensive income that will not be reclassified to profit or loss	28	(448)	893
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	**(658)**	**796**
ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS			
Fair value changes of financial assets at FVTOCI	28	8,806	(4,664)
Cash flow hedges	28	(28,341)	(21,798)
Participation in other comprehensive income of entities registered under the equity method	28	(59)	26
OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		**(19,594)**	**(26,436)**
Income tax on other comprehensive income that can be reclassified in profit or loss	28	6,716	5,175
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	**(12,878)**	**(21,261)**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	28	**(13,536)**	**(20,465)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		**1,178,726**	**1,186,927**
Attributable to:			
Bank's Shareholders		1,178,726	1,186,927
Non-controlling interests		—	—

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	Note	2025 MCh$	2024 MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit for the year before taxes		1,513,183	1,525,797
Income tax	18	(320,921)	(318,405)
Net income for the year		1,192,262	1,207,392
Debits (credits) to profit or (loss) that do not represent movements in cash flows:			
Depreciation and amortization	39	95,110	94,601
Impairment of non-financial assets	40	1,882	2,851
Allowances established for credit risk		503,482	452,184
Provisions for contingent loans	41	18,858	4,883
Additional provisions	41	(69,035)	—
Fair value of debt financial instruments held for trading at FVTPL		(5,183)	(1,712)
Change in deferred tax assets and liabilities	18	(7,188)	(16,678)
Net (gain) loss from investments in other companies with significant influence	34	(11,983)	(8,730)
Net (gain) loss on sale of assets received in payments		(1,896)	(1,271)
Net (gain) loss on sale of property and equipment	35	(6,685)	(938)
Write-off of assets received in lieu of payment or foreclosed at judicial auction	35	18,689	14,942
Other debits (credits) that do not represent movements in cash flows		22,557	8,739
Net change in exchange rates, interest, indexation and fees accrued on assets and liabilities		484,692	547,180
Changes due to (increases) decreases in operating assets and liabilities:			
Net (increase) decrease in loans to banks		263,618	1,853,194
Net (increase) decrease in loans to customers		(804,791)	(1,566,163)
Net (increase) decrease in debt financial instruments held for trading at FVTPL		(226,127)	297,364
Net (increase) decrease in other assets and liabilities		259,294	(261,262)
Increase (decrease) in current accounts and other demand deposits		237,018	942,650
Increase (decrease) in repurchase agreements		179,653	(55,184)
Increase (decrease) in deposits and other term deposits		(182,985)	(1,167,941)
Sale of assets received in lieu of payment		27,280	19,556
Increase (decrease) in obligations with foreign banks		318,702	91,361
Increase (decrease) in other financial obligations		88,501	(54,802)
Increase (decrease) in obligations with the Central Bank of Chile		—	(4,348,400)
Net increase (decrease) in debt financial instruments at FVTOCI		(1,473,436)	1,611,197
Net (increase) decrease in financial instruments at amortized cost		380,108	506,337
Total net cash from operating activities		**1,302,397**	**171,350**

‹ 293 ›

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	Note	2025 MCh$	2024 MCh$
CASH FLOW FROM INVESTING ACTIVITIES:			
Leasehold improvements	17	(765)	(872)
Property and equipment purchase	16	(17,937)	(16,354)
Property and equipment sale		9,065	1,294
Sale of investments in companies		—	11,791
Acquisition of intangibles	15	(58,597)	(57,617)
Dividend received of investments in companies		3,848	3,416
Total net cash used in investing activities		**(64,386)**	**(58,342)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Attributable to the interest of the owners:			
Redemption and payment of interest on mortgage finance bonds of credit		(350)	(639)
Redemption and payment of interest on senior bonds		(1,990,111)	(1,447,751)
Redemption and payment of interest on subordinated bonds		(52,944)	(50,637)
Issuance of senior bonds	22	2,742,341	1,012,638
Issuance of subordinated bonds		—	—
Payment of ordinary share dividends	28	(995,380)	(815,932)
Payment of principal and interest for obligations under lease contracts	17	(30,897)	(29,991)
Attributable to non-controlling interest:			
Dividends payment and/or withdrawals of paid-in capital related to subsidiaries corresponding to the non-controlling interest		—	—
Total net cash used in financing activities		**(327,341)**	**(1,332,312)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR		**910,670**	**(1,219,304)**
Effect of exchange rate fluctuations on cash held		**(78,110)**	**164,743**
Cash and cash equivalents at the beginning of the year	7	**4,489,586**	**5,544,147**
Cash and cash equivalents at the end of the year	7	**5,322,146**	**4,489,586**
		MCh$	**MCh$**
Interest operating cash flow:			
Interest and indexation received		3,514,835	3,645,741
Interest and indexation paid		(1,391,336)	(1,570,720)

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.



SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

Reconciliation of liabilities arising from financing activities:

| | 12.31.2024 MCh$ | Net Cash Flow MCh$ | Changes from non-cash Flow items | | | | 12.31.2025 MCh$ |
			Acquisition / (Disposals) MCh$	Foreign currency MCh$	Movement in UF MCh$	Changes other than Cash MCh$	
Mortgage finance bonds	850	(350)	—	—	21	—	521
Bonds	10,758,098	699,286	—	(171,603)	601,642	—	11,887,423
Dividends paid	597,228	(995,380)	—	—	—	1,004,107	605,955
Obligations for lease contracts	91,429	(30,897)	9,162	—	4,649	—	74,343
Dividend payment and/or withdrawals of paid-in capital related to the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—	—
Total liabilities from financing activities	**11,447,605**	**(327,341)**	**9,162**	**(171,603)**	**606,312**	**1,004,107**	**12,568,242**

| | 12.31.2023 MCh$ | Net Cash Flow MCh$ | Changes from non-cash Flow items | | | | 12.31.2024 MCh$ |
			Acquisition / (Disposals) MCh$	Foreign currency MCh$	Movement in UF MCh$	Changes other than Cash MCh$	
Mortgage finance bonds	1,444	(639)	—	—	45	—	850
Bonds	10,398,435	(485,750)	—	186,420	658,993	—	10,758,098
Dividends paid	611,949	(815,932)	—	—	—	801,211	597,228
Obligations for lease contracts	101,480	(29,991)	13,956	—	5,984	—	91,429
Dividend payment and/or withdrawals of paid-in capital related to the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—	—
Total liabilities from financing activities	**11,113,308**	**(1,332,312)**	**13,956**	**186,420**	**665,022**	**801,211**	**11,447,605**

‹ 295 ›

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years between January 1, and December 31, 2025 and 2024

| | Note | Attributable to shareholders of the Bank | | | | | Non-controlling interests | Total equity |
| | | Capital | Reserves | Accumulated other comprehensive income | Retained earnings from previous years and income (loss) for the year | Total | | |
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2024		**2,420,538**	**709,742**	**24,242**	**2,082,761**	**5,237,283**	**2**	**5,237,285**
Dividends distributed and paid	28	—	—	—	(815,932)	(815,932)	—	(815,932)
Application of provision for payment of common stock dividends		—	—	—	611,949	611,949	—	611,949
Provision for payment of common stock dividends	28	—	—	—	(597,228)	(597,228)	—	(597,228)
Subtotal: transactions with owners during the year		—	—	—	(801,211)	(801,211)	—	(801,211)
Net income for the year 2024	28	—	—	—	1,207,392	1,207,392	—	1,207,392
Other comprehensive income for the year	28	—	—	(20,465)	—	(20,465)	—	(20,465)
Subtotal: Comprehensive income for the year		—	—	(20,465)	1,207,392	1,186,927	—	1,186,927
Balances as of December 31, 2024		**2,420,538**	**709,742**	**3,777**	**2,488,942**	**5,622,999**	**2**	**5,623,001**
Balances as of January 1, 2025		**2,420,538**	**709,742**	**3,777**	**2,488,942**	**5,622,999**	**2**	**5,623,001**
Dividends distributed and paid	28	—	—	—	(995,380)	(995,380)	(1)	(995,381)
Application of provision for payment of common stock dividends	28	—	—	—	597,228	597,228	—	597,228
Provision for payment of common stock dividends	28	—	—	—	(605,955)	(605,955)	—	(605,955)
Subtotal: transactions with owners during the year		—	—	—	(1,004,107)	(1,004,107)	(1)	(1,004,108)
Net income for the year 2025	28	—	—	—	1,192,262	1,192,262	—	1,192,262
Other comprehensive income for the year	28	—	1,916	(13,536)	—	(11,620)	—	(11,620)
Subtotal: Comprehensive income for the year		—	1,916	(13,536)	1,192,262	1,180,642	—	1,180,642
Balances as of December 31, 2025		**2,420,538**	**711,658**	**(9,759)**	**2,677,097**	**5,799,534**	**1**	**5,799,535**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024

1. COMPANY INFORMATION:

Banco de Chile ("The Bank") has been authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of Article 25 of Law No. 19,396, the legal successor of Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola, and Banco de Valparaíso, which was incorporated by public deed dated October 28, 1893, executed before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, and authorized by Supreme Decree dated November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market ("CMF"). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America ("SEC"), in consideration of the fact that the Bank is registered on the New York Stock Exchange ("NYSE"), through an American Depositary Receipt ("ADR").

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile's registered office is located at Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

‹ 297 ›

(a) Legal Provisions:

Decree Law No. 3,538 of 1980, according to the text superseded by the first article of Law No. 21,000 that "Creates the Financial Market Commission", provides in number 6 of its article 5 that the Financial Market Commission ("CMF") may "set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting records".

According to the current legal framework, banks must use the accounting principles established by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the Colegio de Contadores de Chile A.G., coinciding with the Accounting Standards of International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). Should any discrepancy exist between accounting principles generally accepted in Chile and the accounting standards issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable manner.

(b) Basis of Consolidation:

The Consolidated Financial Statements of Banco de Chile for the years ended December 31, 2025 and 2024, have been consolidated with its subsidiaries, using the global integration method (line-by-line). These contain preparation of stand-alone Financial Statements of the Bank and between subsidiaries included in the consolidation, and include the adjustments and reclassifications required for consistent application of the accounting policies and measurement criteria applied by the Bank.

BANCO DE CHILE AND SUBSIDIARIES

The Consolidated Financial Statements have been prepared using consistent accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) generated from operations performed between the Bank and its subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders' equity and consolidated income statement of the Bank.

— **Subsidiaries:**

Consolidated Financial Statements for the years ended December 31, 2025 and 2024 include the Financial Statements of the Bank and its subsidiaries in accordance with IFRS 10 "Consolidated Financial Statements".

The entities controlled by the Bank and consolidated are detailed as follows:


				Ownership interest					
				Direct		Indirect		Total	
			Functional	2025	2024	2025	2024	2025	2024
Rut	Subsidiaries	Country	Currency	%	%	%	%	%	%
96.767.630-6	Banchile Administradora General de Fondos S.A.	Chile	$	99.98	99.98	0.02	0.02	100.00	100.00
96.543.250-7	Banchile Asesoría Financiera S.A.	Chile	$	99.96	99.96	—	—	99.96	99.96
77.191.070-K	Banchile Corredores de Seguros Ltda.	Chile	$	99.83	99.83	0.17	0.17	100.00	100.00
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	$	99.70	99.70	0.30	0.30	100.00	100.00
77.955.969-6	Operadora de Tarjetas Banchile Pagos S.A. (*)	Chile	$	99.90	99.90	0.10	0.10	100.00	100.00
96.645.790-2	Socofin S.A. (**)	Chile	$	—	99.00	—	1.00	—	100.00

(*) On July 29, 2024, the public deed of incorporation of the subsidiary of Banco de Chile was signed and on June 24, 2025, the company's name was changed to Operadora de Tarjetas Banchile Pagos S.A.

(**) On June 17, 2025, the CMF approved, by exempt resolution, the request to absorb and dissolve the subsidiary, which became effective on July 4, 2025. See Note 5 letters (d) and (g) in Relevant Events.

— **Investments in associates and joint ventures:**

Associated entities are those over which the Bank has the ability to exercise significant influence, without having control over the associate.

Investments in associates where the entity has significant influence are accounted for using the equity method of accounting (Note 14 Investments in other companies).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a "Joint Venture" are recognized using the equity method of accounting.

The investment in other companies that, due to its characteristics, is defined as a "joint venture" is Servipag Ltda.



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— **Minority investments in other companies:**

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 is applied.

— **Fund management:**

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, receiving a payment according to the service provided and market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

In accordance with IFRS 10, for consolidation purposes it is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, having to determine whether such role is that of an Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as an Agent. Under such category, and as provided in the aforementioned regulation, it does not control such funds when exercising their authority to make decisions. Accordingly, as of December 31, 2025 and 2024 acting as agents, are not included in the consolidation of any fund.

(c) Non-controlling interest:

‹ 299 ›

Non-controlling interest represents the share of losses, income and net assets which, the Bank does not control directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d) Use of Estimates and Judgment:

The preparation of Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. The estimates made refer to:

- Impairment losses on assets and liabilities (Notes 11, 13, 15, 16, 17 and 40);
- Provision for credit loss (Notes 13, 26 and 41);
- Expenses for amortization of intangible assets, depreciation of property and equipment and leased assets and lease liabilities (Notes 15, 16 and 17);
- Current and deferred taxes (Note 18);
- Provisions for contingencies (Note 24);
- Contingencies and commitments (Note 29);
- Fair value of financial assets and liabilities (Notes 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by Management in order to quantify certain assets, liabilities, revenue, expenses and commitments.

During the year ended December 31, 2025, there have been no significant changes in the estimates made with the exception of that indicated in Note 4 Changes in Accounting Policies.

BANCO DE CHILE AND SUBSIDIARIES

(e) Financial Assets:

The classification, measurement and presentation of financial assets have been performed based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks or "CNCB" (per its Spanish acronym), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Non-trading financial assets mandatorily measured at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which includes the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as the "Solely Payments of Principal and Interest" (SPPI) criterion.

The measurement of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

- The financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows and
- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at fair value through other comprehensive income if the following two conditions are met:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and
- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described above.

Measurement of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its acquisition or issuance, using the Effective Interest Rate method (EIT). The calculation of the effective interest rate includes all fees, commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

‹ 300 ›



Subsequent measurement:

All variations in the value of financial assets due to the accrual of interest and items treated as interest are recorded in "Interest income" or "Interest expense" of the Consolidated Statement of Income for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

Changes in the valuations that occur subsequent to initial registration for reasons other than those mentioned in the preceding paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Non-trading financial assets mandatorily measured at fair value through profit or loss and financial assets designated as at fair value through profit or loss:

The caption "Financial assets held for trading at fair value through profit or loss" will record financial assets whose business model aims to generate profits through purchases and sales or to generate results at short-term.

The financial assets recorded under "Non-trading Financial assets mandatorily measured at fair value through profit or loss" are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

The caption "Financial assets designated as at fair value through profit or loss" will classify financial assets only when such designation eliminates or significantly reduces the inconsistency in the measurement or in the recognition that would arise from valuing or recognizing the assets on a different basis.

‹ 301 ›

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under "Financial assets and liabilities held for trading", "Non-trading financial assets and liabilities mandatorily measured at fair value through profit or loss" and "Financial assets and liabilities designated as at fair value through profit or loss" of the Consolidated Statement of Income. Variations originated from differences are recorded under "Foreign currency changes, UF indexation and accounting hedge" in the Consolidated Statement of Income.

Financial assets at fair value through other comprehensive income:

— **Debt financial instruments:**

The assets recorded in this item are measured at their fair value, interest income and indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, whereas subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in "Changes in the fair value of financial assets at fair value through other comprehensive income" of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in "Changes in the fair value of financial assets at fair value through other comprehensive income" continue to be part of the Bank's consolidated equity until the asset is derecognized in the consolidated balance. Should these assets be sold, the resulting gain or loss is recognized in "Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income" in the Consolidated Statement of Income.

BANCO DE CHILE AND SUBSIDIARIES

Net impairment losses on financial assets at fair value through other comprehensive income occurred during the year are recorded in "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" in the Consolidated Statement of Income.

— **Equity instruments:**

On initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in "Changes in fair value of equity instruments designated as at fair value through other comprehensive income." The dividends received from these investments are recorded in "Income from investments in companies" in the Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9.

— **Financial assets at amortized cost:**

The assets recorded in this item of the Consolidated Statement of Financial Position are measured after their acquisition at their "amortized cost", in accordance with the effective interest method. They are subdivided according to the following:

– Rights under repurchase agreements (Note 13 (a)).
– Debt financial instruments (Note 13 (b)).
– Loans to Banks (Note 13 (c)).
– Loans to customers (Note 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in "Provisions for credit risk of loans to banks and loans to customers" and "Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI" in the Consolidated Statement of Income.

— **Rights and Obligations under repurchase agreements:**

Repurchase agreement operations are performed as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in "Rights under repurchase agreements which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under repurchase agreements.

Repurchase agreement operations are also performed as a form of financing, which are included as liabilities in "Obligations under repurchase agreements". In this regard, the investments that are sold subject to a repurchase obligation and that are used as collateral for the loan correspond to financial debt securities. The obligation to repurchase the investment is classified in liabilities as "Obligations under repurchase agreements" and is measured according to the interest rate of the agreement.

— **Debt financial instruments at amortized cost:**

These instruments are recorded at their cost plus accrued interest and UF indexation, less the allowances for impairment made when their recorded amount is higher than the estimated amount of recovery and their interest and UF indexation of debt financial instrument at amortized cost are recorded in "Interest income" and "Inflation indexation revenue".

— **Loans to Banks:**

This item shows the balances of operations with local and foreign banks, including the Central Bank of Chile and foreign Central Banks.



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— Loans to customers:

Loans from customers include generated and acquired relate to non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short-term.

(i) Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defines certain loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii) Lease contracts

These are included under the item "Loans to customers" correspond to regular lease payments for contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii) Factoring transactions

They are measured for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representing credits, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in profit or loss as interest income, through the effective interest method, during the financing period. In those cases where the transfer of these instruments was made without responsibility of the grantor, the Bank assumes the insolvency risks of those required to pay.

‹ 303 ›

(f) **Allowances for credit losses:**

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item "Special provisions for credit risk"

In accordance with CMF's instructions, models or methods are used based on an individual and collective analysis of debtors, to establish the allowance for loan losses. The Bank's Board of Directors approves such models, as well as the amendments to their design and application.

(i) Allowance for individual evaluations.

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in depth.

Likewise, the analysis of borrowers focuses on its creditworthiness related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed with respect to guarantees, terms, interest rates, currency and indexation, etc.

BANCO DE CHILE AND SUBSIDIARIES

For the purposes of establishing the allowances, banks must assess the creditworthiness and classify debtors and their transactions referred to contingent loans, in the related categories with the prior allocation to one of the following three portfolio categories: Normal, Substandard and Non-performing loans.

— **Normal and Substandard Loans:**

Normal performing loans: include those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic and financial position no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short-term.

The Substandard Portfolio also includes those debtors who have shown past due amounts over 30 days recently. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

⟨ 304 ⟩

Type of portfolio	Category of debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be made for normal and substandard portfolios, the exposure subject to the allowances should be estimated previously, applying the related loss percentages, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure subject to allowances relates to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the carrying amount of loans and accounts receivable of the related debtor, whereas for contingent loans, the value resulting from applying that indicated in No. 3 of Chapter B-3 of the CNCB.



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For real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain from the sale of the assets or equity instruments. Also, in qualifying cases, the direct debtor's credit risk may be substituted for the creditworthiness of the guarantor. In no event may the guaranteed securities be discounted from the amount of the exposure, as this procedure is only applicable when related to financial or real guarantees.

For calculation purposes, the following must be considered:

$$\text{Allowance for debtor} = (\text{ESA}-\text{GE}) \times (PD_{debtor}/100) \times (LGD_{debtor}/100) + GE \times (PD_{guarantor}/100) \times (LGD_{guarantor}/100)$$

Where:
ESA = Exposure subject to allowances, (Loans + Contingent Loans) − Financial or real guarantees
GE = Guaranteed exposure

However, the Bank must maintain a minimum allowance level of 0.50% over normal portfolio and contingent loans.

— **Non-performing loans:**

The non- performing portfolio includes the debtors and their loans whose recovery is considered remote, as they show impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any loan. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all loans, including 100% of the amount of contingent loans, held by those same debtors.

‹ 305 ›

For purposes recognizing the allowances on non- performing loans, the Bank has allowance percentages to be applied to the amount of exposure, which relates to the amount of loans and contingent loans kept by the same debtor. To apply that percentage, an expected loss rate must be estimated, deducting from the exposure amount the recoverable amounts through the execution of financial or real guarantees supporting the transaction and, in the event specific background substantiate it, deducting the present value of recoveries that may be obtained performing collection actions, net of expenses associated with them. Such loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions from the same debtor.

These categories, their loss range as estimated by the Bank and the percentages of allowances that must be applied on the exposure amounts, are listed in the following table:

Type of portfolio	Risk Scale	Expected Loss Range	Allowance (%)
Non-performing loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

OPENING
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CORPORATE
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CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

BANCO DE CHILE AND SUBSIDIARIES

For calculation purposes, the following must be considered:

Expected Loss Rate $= (E-R)/E$

Allowance $= E \times (AP/100)$

Where:

E = Exposure Amount

R = Recoverable Amount

AP = Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All of the loans debtors must remain in the Default Portfolio until there is a normalization of their capacity or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following cumulative conditions must be met:

- No obligation of the debtor with the Bank is more than 30 calendar days overdue.
- No new refinancing agreements have been granted to pay their obligations.
- At least one of the payments includes amortization of capital.
- If the debtor has any loan with partial payment periods less than six months, they have already made two payments.
- If the debtor must pay monthly fees for one or more loans, at least, four consecutive dues have been paid.
- The debtor does not have direct debts unpaid in the CMF compiled information, except in the case of insignificant amounts are involved.


(ii)   Allowances for group assessment.

Group assessments are relevant for residential and consumer mortgage loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

- The Bank has an aggregate exposure to a single counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations factors. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNCB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

   Banks must maintain a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the potential costs of forming groups for all debtors, the bank must at least maintain control and forming groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

- Each aggregate exposure to a single counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular calculations, the criteria will be checked only once.

   For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.



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The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank's portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine allowances, group assessment requires the creation of loan groups with similar characteristics in terms of debtors types and agreed terms, to establish technically based estimates by prudential criteria and following both the payment behavior of the group in question and the recoveries concerned of defaulted loans and consequently provide the necessary allowances to cover the portfolio risk.

To determine its allowances, the Bank segments its debtors into homogeneous groups, according described above, associating to each group with a determined probability of default and a recovery percentage based in a historic analysis. The amount of provisions to be recorded will be obtained multiplied the total loans of related group by the percentages of estimated default and of loss given the default, the estimated losses must be related to the type of portfolio and the term of the operations.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

— **Standard method of allowances for collective assessment.**

The standard methodologies presented below establish the variables and parameters that determine the allowance factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

⟨ 307 ⟩

(a) Residential mortgage portfolio

The allowance factor applicable, represented by expected loss over the mortgage loans, will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage collateral (PVG), according to the following table:

CMG section	Concept	Allowance factor applicable according to delinquency and CMG				
		Days of default at the end of the month				Non-performing Portfolio
		0	1-29	30-59	60-89	
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

BANCO DE CHILE AND SUBSIDIARIES

Where:
PD   : Probability of default
LGD : Loss given default
EAD : Exposure at default
CMG : Outstanding loan capital /Mortgage Guarantee value

(b)   Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

• Commercial Leasing Operations

The allowance factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:


Probability of default (PD) applicable according to default and type of asset (%)		
Days of default of the operation at the month-end	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)		
PVB = Current value of the operation / Value of the leased asset		
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

• Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:



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Probability of default (PD) applicable according to default and PTVG section (%)			
Days of default at the month-end	With collateral		Without collateral
	PTVG≤100%	PTVG>100%	
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)			
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

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The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNCB may be considered, computed as the difference between 80% of the property commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i. Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral's value of the covered product.

ii. Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

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- The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.
- Possible situations that could be causing temporary increases in the values of the collaterals.
- Limitations on the amount of coverage established in their respective clauses.

(c) Consumer Portfolio

The allowance factor, represented by the expected loss (EL), corresponds to the probability of default (PD) together with the loss given the default occurred (LGD). This factor is applied uniformly to all contingent consumer loans and consumer credits held by the debtor with the bank and its subsidiaries established in Chile, including consumer leasing transactions. In the case of contingent transactions, the exposure measure is calculated according to the provisions established in Chapter B-3 of the CNC will be considered.

To define the value of the PD, the following factors are calculated for each debtor:

- Bank default rate: This corresponds to the maximum default rate (in days) for the consumer portfolio, including consumer leasing transactions, that the debtor has with the bank at the end of the month for which provisions are being determined. For clients with more than one transaction, the maximum value obtained from all of them is used. This variable is measured by considering all entities that comprise the institution's overall consolidated level.

- 30 days in default in the financial system: This variable applies to whether the debtor has at least one direct debt in default for 30 days or more in any of the three months prior to the date on which the provisions are calculated. This variable is calculated based on the debtor's defaults with all credit providers for which information is available. This variable includes the list of debtors reported by the CMF, as well as the bank itself at a global consolidated level, and the various financial products. It excludes only loans subject to a communication ban under Law No. 19,628 on the Protection of Privacy.

- Having a mortgage Loan: This variable determines whether the borrower has a current mortgage loan in the financial system. In this case, the bank uses the most recent information available at the date the provisions are being calculated, considering the list of borrowers reported by the CMF, in addition to the bank's own consolidated data.

The table of factors considered to define the PD is as follows:

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Maximum default level in the month and bank (range in days that includes extremes	With a mortgage loan for housing in the system		No mortgage loan for housing in the system	
	No default greater than 30 days in the system	With a default greater than 30 days in the system	No default greater than 30 days in the system	With a default greater than 30 days in the system
0 and 7	3.3%	14.6%	6.6%	19.8%
8 and 30	20.4%	41.6%	30.6%	48.5%
31 and 60	50.2%	63.0%	65.1%	66.3%
61 and 89	62.6%	81.7%	72.3%	86.9%



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In the event that the debtor is in default, the assigned LGD will be 100%.

To determine the value of the LGD, it is determined whether the debtor has a mortgage loan for the home in the system as defined for the value of the PD, and the type of loan involved.

The LGD to be used is defined according to the following table:

	Automotive leasing and credit operations	Credits in installments	Credit cards and lines, and other consumer products
With a mortgage loan for housing in the system	33.2%	47.7%	49.5%
No mortgage loan for housing in the system	33.2%	56.6%	60.3%

The allocation of the LGD value is carried out according to the following guidelines:

- "Automotive leasing and credit operations" will be considered those loans where the transaction is intended to finance the acquisition of private vehicles, which remain as collateral (pledge) in favor of the institution. Consumer financial leasing operations are also considered in this category.

- "Installment Credits" will correspond to those registered in the item Consumer Credits in Installments of Chapter C-3 of the CNC, to the extent that these have been granted upon signing of a promissory note that clearly establishes the amount of capital, term, rate and number of installments, without a predefined use of the funds (free disposal) and does not correspond to the previous category.

- If a loan does not fall under either of the two previous definitions, but is classified as consumer loans, the LGD value assigned to the "Credit cards and lines, and other consumer loans" category must be applied.

— **Portfolio in default.**

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CNCB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

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- No obligation of the debtor with the bank with more than 30 calendar days overdue.
- No new refinances granted to pay its obligations.
- At least one of the payments includes amortization of capital.
- If the debtor has a credit with partial payment periods less than six months, has already made two payments.
- If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
- The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNCB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

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(iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

• Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

• Refinancing with past due between 60 and 89 days or grace periods greater than 180 days and less than 360 days.
The provisions established in the previous point apply, and at least one of the following conditions must also be met:



i. In its credit granting policies, the Bank considers at least the following aspects:
- A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.
- Efficient mechanisms for monitoring the debtor's situation, with formally defined internal governance.

ii. Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNCB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

• Refinancing with grace periods higher than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNCB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the default portfolio.

(v) Impaired portfolio.

The impaired portfolio includes the following assets, according to Chapter B-1 of the CNCB of the CMF:

- In case of individually assessed debtors, includes credits from "Non-performing loans" and those classified in categories B3 and B4 of "Substandard Portfolio".
- These debtors subject to collective assessment includes all credits of the "Non- performing loans".

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(vi) Charge-offs.

Generally, the charge-offs are produced when the contractual rights on cash flows expire. For loans, even if this does not happen, the Bank charges-off the related asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

— Charge-offs of loans to customers

The charge-off must be made using the credit risk provisions constituted, regardless of the reason for which the charge-off occurred.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

- The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.
- When the debt without executive title expires 90 days after it was recorded in asset.
- At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.
- When the time of delinquency of a transaction reaches the time limit for charge-off as set forth below:

BANCO DE CHILE AND SUBSIDIARIES

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term corresponds to the time elapsed from the date on which the payment of all or part of the obligation that is in default became enforceable.

— Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

– The Bank reaches the conclusion that no possibility for recovering rentals exist and that the value of the asset cannot be considered for the purpose of the recovery of the contract, whether because it is no longer in the possession of the lessee, because of the asset's condition, technological obsolescence or because there is no information about its current location and condition.
– Upon completion of the prescription period for the collection procedures or at the moment of the rejection or abandonment of the execution of the contract through legal judgment.
– When the period in which a contract has been maintained in delinquency reaches the term indicated below:


Type of Contract	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term corresponds to the time elapsed from the date on which the payment of all or part of the obligation that is in default became enforceable.

(vii) Recovery of written-off loans

Subsequent payments obtained for transactions written-off are recognized directly as profit or loss in the Consolidated Statement of Income under the item "Recovery of written-off loans".

In the event that there are recoveries in assets, revenue will be recognized in profit or loss for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets are recovered after the write-off of a leasing transaction, when such assets are incorporated into the assets.

Any renegotiation of a loan written-off does not give rise to revenue, as long as the transaction continues to be impaired, and the actual payments received will be treated as recoveries of loans written-off.

Consequently, the renegotiated loan will be re-entered as an asset if it ceases to be impaired, also recognizing the income from the activation as recovery of loans written-off.

The same criterion should apply in the event that a loan is granted to repay a loan written-off.



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(g) Impairment for credit risk on financial assets at amortized cost and financial assets at fair value through other comprehensive income (FVTOCI):

In accordance with Chapter A-2 of the CNCB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category "Financial assets at amortized cost" ("Loans to Banks" and "Loans to customers"), nor on "Contingent loans", since the criteria for these instruments are defined in Chapter B-1 to B-3 of the Compendium of Accounting Standards for Banks (CNCB).

For the rest of the financial assets measured at Amortized Cost or FVTOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation measurement is at amortized cost or at FVTOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is performed in accordance with a general impairment model that is based on the existence of 3 possible stages of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 stages determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Below, each stage is listed:

Stage 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount in the balance sheet.

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Stage 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount in the balance sheet.

Stage 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

— Impairment of debt financial instruments measured at fair value through other comprehensive income.

The Bank applies the value impairment requirements for the recognition and measurement of an impairment loss allowance account to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This impairment loss allowance account is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The cumulative loss recognized in OCI is recycled in profit or loss when derecognizing the financial assets.

(h) Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

– Financial liabilities at amortized cost.

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– Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank's objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative instruments held for trading that are liabilities, which will be measured subsequently at fair value.

– Financial liabilities designated at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Measurement of financial liabilities:

Initial measurement:

They are initially recorded at fair value, less transaction costs that are directly attributable to their issuance. Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the items "Interest expenses" and "Inflation indexation expense" of the Consolidated Statement of Income for the period in which the accrual occurred (see Note 30 and 31).

Subsequent measurement:

The changes in the measurements that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are measured after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

(i) Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset in its Statement of Financial Position, when the contractual rights to the cash flows from the financial asset expire or when it transfers the rights to receive contractual cash flows for the financial asset during the transactions in which all ownership risks and rewards of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of the ownership. In this case:

– If substantially all risks and rewards of the ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

– If substantially all risks and rewards of the ownership of the financial asset have been retained, the Bank continues to recognize it.



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– If substantially all risks and rewards of the ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

– If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

– If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

(j) Offset of financial assets and liabilities:

Financial assets and liabilities are offset, so that their net amount is presented in the Consolidated Statement of Financial Position, and only when the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when is permitted by the accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank's trading and foreign exchange activity.

(k) Functional currency:

The items included in the Consolidated Financial Statements of Banco de Chile and its subsidiaries are presented using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Consolidated Financial Statements of Banco de Chile is Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also is the currency that has an influence on the structure of costs and revenue.

(l) Foreign currency transactions:

Transactions in currencies other than the functional currency are considered in foreign currencies and are initially translated into the respective functional at the spot exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the spot exchange rate as of the date of the Consolidated Statement of Financial Position. All currency translation differences are recognized with a debit or credit to profit or loss.

As of December 31, 2025 and 2024, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the Chilean CMF, for which the assets in U.S. dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$900.40 per US$1 (Ch$994.74 per US$1 as of December 31, 2024).

As of December 31, 2025, the amount of Ch$155,696 million corresponding to a net financial profit from foreign currency exchange, indexation and accounting hedges (net gain of Ch$164,597 million as of December 31, 2024) shown in the Consolidated Statements of Income, includes the result from foreign currency exchange operations, indexation and accounting hedges, including the translation of assets and liabilities in foreign currency or inflation-adjusted units.

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(m) Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note 6). The Bank's operating segments are determined based on its different business units, considering the following:

- That it conducts business activities from which income is obtained and expenses are incurred (including income and expense from transactions with other components of the same entity).
- That its operating results are regularly reviewed by the entity's highest decision-making authority for operating decisions, to decide on the resources to be allocated to the segment and assess its performance; and
- For which financial information is available about the segment which is differentiated.

(n) Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating, investing and financing activities, during the year. The Bank uses the indirect method for the preparation of the statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, the following concepts are considered:

- Cash and cash equivalents: corresponds to the item "Cash and deposits in banks", plus (minus) the net balance corresponding to transactions pending settlement that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered "cash equivalents", for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, readily convertible into known amounts of cash from the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.


- Operating activities: corresponds the principal revenue-producing activities of the Bank and other activities that are not investing or financing activities.

- Investing activities: correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

- Financing activities: corresponds to the activities that result in changes in the size and composition of the contributed equity and of liabilities that are not part of operating and investing activities.

(o) Financial derivative instruments:

A "Financial Derivative" is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of derivative financial instruments, to hedge the foreign currency and interest rate risk exposures. These contracts are initially recognized in the Consolidated Statement of Financial Position at their cost (including the transactions costs) and subsequently measured at fair value. Derivative contracts are stated as an asset when their fair value is positive and as a liability when it is negative under the item "Financial derivative instruments".



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Changes in fair value of derivative contracts held for trading are included under the caption "Financial Assets and Liabilities held for Trading", on the Consolidated Statement of Income.

Additionally, the Bank includes in the measurement of the derivatives "Counterparty Credit Risk Adjustments, including: "CVA" or Credit Valuation Adjustment to reflect the counterparty credit risk in determining the fair value, as well as the "DVA" o Debit Valuation Adjustment to reflect the Bank's own credit risk. Likewise, the Bank incorporates "Financing Adjustment", also called "FVA" or Funding Valuation Adjustment, which captures the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals (or they are imperfect).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and it is not measured at fair value with the related unrealized gains and losses included in profit or loss.

(p) Derivative instruments for accounting hedges:

The Bank has opted to continue applying the hedge accounting requirements included in IAS 39 when adopting IFRS 9.

At the date of entering into a derivative contract, it must be designated by the Bank as a derivative instrument for trading or for hedge accounting purposes.

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If the derivative instrument is classified for hedging purposes, it may be:

- A fair value hedge of existing assets or liabilities or firm commitments.
- A cash flow hedge related to existing assets or liabilities or expected transactions.

A hedge relationship for hedge accounting must meet all the following conditions:

- At the inception of the hedge, the hedging relationship has been formally documented.
- the hedge is expected to be highly effective.
- the effectiveness of the hedge can be measured reliably.
- the hedge is highly effective in relation to the hedged risk, on a continuous basis throughout the entire hedging relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedging instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines "Net interest income" and "Net indexation income" and/or "Foreign currency changes, UF indexation and accounting hedge", depending on the type of hedged risk. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines "Net interest income" and "Net inflation indexation income" and adjust the carrying amount value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like "cash flow hedge" are recognized in "Cash flow hedge accounting" included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item "Net interest income" and "Net inflation indexation income" and/or "Foreign

BANCO DE CHILE AND SUBSIDIARIES

currency changes, UF indexation and accounting hedge", when hedged item affects the income of the Bank produced for the "interest rate risk" or "foreign exchange risk", respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption "Other financial result".

If the hedging instrument no longer meets the criteria for cash flow hedge accounting, it expires or is sold, it is suspended or exercised, this hedge is discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until forecasted transactions occur, in that moment will be recognized in Consolidated Statement of Income (in the item "Net interest income" and "Net inflation indexation income" and/or "Foreign currency changes, UF indexation and accounting hedge", depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be recognized immediately in Consolidated Statement of Income (in the item "Net interest income" and "Net inflation indexation income" and/or "Foreign currency changes, UF indexation and accounting hedge", depending on the hedge).

(q) Intangible Assets:

Intangible assets (Note 15) are initially recognized at their acquisition cost and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment loss.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recognized in profit or loss on the straight-line amortization method based considering the estimated useful lives of the software, from the date on which they are available for use. The estimated useful life of software is a maximum of 6 years.

(r) Property and equipment:

Property and equipment (Note 16) includes the amount of land, real estate, furniture, IT hardware and equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenditures that are directly attributed to the acquisition of the asset.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of the item of property and equipment.

The estimated average useful lives for the years 2025 and 2024 are as follows:

- Buildings   50 years
- Facilities   10 years
- Equipment   5 years
- Furniture   5 years

Maintenance expenses related to those assets held for own uses are recognized as expenses in the year in which they are incurred.



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(s)   Current taxes and deferred taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current tax regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects from temporary differences between the carrying value and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured in accordance with current Chilean tax legislation, at the tax rates that are expected to be applied in the year in which the deferred tax assets and liabilities are to be realized or settled. Future effects from changes in tax legislation or income tax rate are recognized in deferred taxes starting from the date in which the law approving such changes is enacted or substantially enacted (Note 18).

Deferred tax assets are recognized only to the extent that is probable that future taxable profits will be available against which the temporary difference can be utilized to recover temporary difference deductions. According to instructions from the Chilean CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 "Income Taxes".

(t)   Provisions, contingent assets and liabilities:

Provisions are liabilities of uncertain timing or amount. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

–   as a result of a past event, the Bank has a present or constructive obligation;
–   it is probable that at the reporting date an outflow of economic benefits will be required from the Bank or its subsidiaries to settle the obligation; and
–   the amount of such resources can be estimated reliably.

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A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent loans are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its customers.

The following are classified as contingent loans in off-balance sheet information:

–   Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to use credit without previous decisions by the Bank.

–   Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the preceding paragraph, that the Bank can unconditionally cancel at any time and without prior notice, or whose automatic cancellation is considered in the event of impairment of the debtor's creditworthiness, as permitted by the current legal framework and the contractual conditions established between the parties.

–   Contingent loans linked to CAE: Correspond to loan commitments granted in accordance with Law No. 20,027 ("CAE").

–   Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from goods circulation operations (e.g., confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

BANCO DE CHILE AND SUBSIDIARIES

– Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

– Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Updated Standards Compilation are considered.

– Guarantees and sureties: Includes guarantees, sureties and standby letters of credit referred to in Chapter 8-10 of the Updated Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of such Compilation.

– Other loan commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the customer, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate allowances for contingent loans, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent loans indicated below:

Type of contingent loan	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent loans linked to CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of their contingent loans.

(u) Provisions for minimum dividends:

In accordance with the CNCB issued by the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Shareholders' Corporations Law or its dividend policy. For such purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note 25).

For the purposes of calculating the provision for minimum dividends, the distributable net income is considered, which is defined as the amount resulting from reducing or adding to the net income for the year, the adjustment of the value of the paid-in capital and reserves, for the effects of the variation in the Consumer Price Index.


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(v) **Employee benefits:**

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note 24 letter (c)).

− Accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

− Other short-term benefits

The entity considers for its employees an annual incentive plan for meeting objectives and individual contribution to the entity's results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are accrued for based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

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− Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of service, in the event that they retired from the Bank. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been included in this obligation.

The obligations of this benefit plan are measured according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.71% as of December 31, 2025 and December 31, 2024).

The discount rate used corresponds to the rate of 10-year Bonds in Chilean pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

(w) **Earnings per share:**

The basic earnings per share is determined by dividing the net income attributed to the Bank's owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the years ended December 31, 2025 and 2024 there are no concepts that should be adjusted.

BANCO DE CHILE AND SUBSIDIARIES

(x) Interest revenue and expense and inflation indexation:

Interest income and expenses and inflation indexation (Notes 30 and 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of recoverability of Loans to customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the loan or one of its payments has been 90 days past due.

(y) Fee and commission income and expenses:

Fee and commission income and expenses (Note 32) are recognized in the Consolidated Statement of Income using the criteria established in IFRS 15 "Revenue from Contracts with Customers".


Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

- Those that correspond to a singular act, when the act that originates them takes place.
- Those that originate in transactions or services that are extended over time, during the life of such transactions or services.
- Commissions on loan commitments and other fees related to loan transactions are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. For loan commitments, when there is no certainty of the date of effective placement, fees and commissions are recognized in the period of the commitment that originates it on a straight-line basis.

The fees registered as income by the Bank correspond mainly to:

- Commissions for loan prepayment: These commissions are accrued at the time the loans are prepaid.
- Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in current accounts.
- Commissions for guarantee and letters of credit: These commissions are accrued in the period related to the granting by the Bank of payment guarantees for real or contingent obligations of third parties.
- Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.
- Commissions for account management: Includes commissions that accrue in the period related to the maintenance of current accounts and other deposit accounts.



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- Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.
- Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.
- Remuneration for management of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.
- Remuneration for brokerage and insurance consulting services: includes income from brokerage and insurance advice by the Bank or its subsidiaries is included.
- Commissions for factoring operations services: includes commissions for factoring operations services performed by the Bank.
- Commissions for financial consulting services: includes commissions for financial advisory services performed by the Bank and its subsidiary.
- Other commissions received: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

- Commissions for card operations: includes commissions paid for credit and debit card operations.
- Commissions for licensing the use of card brands.
- Expenses for obligations of loyalty and merits programs for card customers.
- Commissions for operations with securities: includes commissions for deposit and custody of securities and brokerage of securities.
- Other commissions for services received: includes commissions for guarantees and sureties of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.
- Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

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(z) Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, then the recoverable amount of the asset is estimated.

(aa) Financial and operating leases:

- The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

BANCO DE CHILE AND SUBSIDIARIES

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as "Other assets" and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

– The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note 17).

On the date of commencement of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank's incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated impairment losses, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income on a straight-line depreciation basis from the commencement date and until the end of the lease term.

The monthly variation of the UF for the contracts established in such monetary unit should be treated as a remeasurement; accordingly, the UF indexation modifies the value of the lease liability, and simultaneously, the amount of the right-of-use asset must be adjusted by this effect.

Subsequent to the commencement date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the modifications to the lease.

In accordance with IFRS 16 "Leases" the Bank does not apply this rule to contracts whose term is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab) Additional allowances:

In accordance with the standards issued by the CMF, banks could record additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank's historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

Allowances made in order to prevent the risk of macroeconomic fluctuations should anticipate situations of reversal of expansive economic cycles that, in the future, could result in a worsening of the conditions and, function as a countercyclical mechanism for accumulating additional allowances when the scenario is favorable and release or allocate them to specific allowances when environmental conditions deteriorate.

Accordingly, additional allowances must always correspond to general allowances on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses in the models used by the Bank (Note 26).



As of December 31, 2025, the balance of additional allowances amounts to Ch$631,217 million (Ch$700,252 million as of December 2024), which are presented in the caption "Special provisions for Credit risk" in Liabilities in the Consolidated Statement of Financial Position.

(ac) Fair value measurement:

"Fair value" is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market ("quoted price" or "market price").

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm's length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The selected valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in profit or loss.

Note that the Bank has financial assets and liabilities that offset each other's market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank's fair value disclosures are included in Note 44.

BANCO DE CHILE AND SUBSIDIARIES

3. **NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED, OR ISSUED THAT HAVE NOT YET BEEN ADOPTED:**

Standards approved and/or amended by the International Accounting Standards Board (IASB) and by the Financial Market Commission (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

- Accounting standards issued by IASB.

IAS 21 The Effects of Changes in Foreign Exchange Rates.

In August 2023, the IASB issued amendments to IAS 21. These amendments set out criteria that will allow entities to assess whether a currency is exchangeable and when it is not, so that they can determine the exchange rate to be used and the disclosures to be provided.

The amendments were effective for periods beginning on or after January 1, 2025.

The implementation of this new standard had no impact on the Bank or its subsidiaries.

- Accounting standards issued by CMF.

Circular No. 2,346. Standard model of allowances for consumer loans. It amends Chapter B-1 "Allowances for credit losses" and Chapter E "Transitional provisions" of the CNCB.

On March 6, 2024, the CMF issued this circular that introduces the regulations that establish the Standardized Methodology for computing Allowances for Consumer Loans in Chapter B-1 of the CNCB.

The regulations establish matrices for determining the Probability of Default (PD) and Loss Given Default (LGD) parameters that must be used to calculate the minimum level of allowances.

The PD matrix is determined based on three factors (default in the bank, in the financial system and having a mortgage loan).

Regarding the LGD, the model allows differentiation according to the type of loan (lease or automotive, installments, cards and lines or other consumer products) and also distinguishes those debtors with mortgage loans for housing in the system, allowing banks to recognize a loss level adjusted to the specific characteristics of each transaction.

The regulations of the standard allowance model for consumer loans will become effective beginning on the accounting close of January 2025. Until that date, banks will continue to estimate the allowances of this portfolio only using their internal methodologies. The impact of the first application must be recorded in the entity's statement of income.

The new methodology was implemented in January 2025. See Note No. 4.



Circular No. 2,347. Precisions of information requirements on subsidiaries, branches abroad and Banking Support Companies.

On April 24, 2024, the CMF issues this Circular that unifies and establishes in the General Background section of the MSI the instructions regarding the information requirements that banks must prepare and send to the CMF, regarding subsidiaries, branches in the abroad and Banking Support Companies (SAG), which include accounting, debtor, risk and other information.

The first shipment of the new information requirements was made in the first quarter of 2025.

Law No. 21,748, which creates a new guarantee program for new housing, as well as an interest rate subsidy for mortgage loans.

On May 29, 2025, Law No. 21,748 was published, establishing a new guarantee program for new housing and an interest rate subsidy for mortgage loans. This subsidy consists of a reduction of up to sixty basis points (60 bps) in the interest rate. The benefit applies exclusively to financing intended for the purchase of new homes, in their first sale, whose value does not exceed 4,000 Unidades de Fomento (UF), and that meet the requirements set forth by the Ministry of Finance.

The CMF (Commission for the Financial Market) has issued instructions to banks regarding accounting treatment, determination of credit risk provisions, calculation of the credit risk weight for capital requirements, supervision of the maximum conventional interest rate (TMC), among other matters.

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As of the date of issuance of the financial statements, the Bank implemented this product and complied with the CMF requirements.

New Standards and interpretations issued but not yet effective:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of December 31, 2025:

- Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of the gains and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold, or contribution constitutes a business. Accordingly, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this amendment in the future, allowing its immediate adoption.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

BANCO DE CHILE AND SUBSIDIARIES

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB issued a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the information presented and disclosures so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

According to the information provided by IASB, the standard introduces three new requirements:
– Improvement comparability of the statement of income.
– Higher transparency in measuring performance defined by Management.
– More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

Because these Consolidated Financial Statements are prepared in accordance with the standards issued by the CMF as defined in CNCB, the adoption of this standard is conditional to the amendment of the CNCB.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

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In May 2024, the IASB issued published the new accounting standard IFRS 19 Subsidiaries without Public Accountability: Disclosures, which will become effective on January 1, 2027 where early application is permitted.

This new standard allows to save in the preparation costs of the financial statements of subsidiaries without public interest, making possible to disclose less information and adapt the financial statements to the needs of the users when certain conditions are met.

The standard establishes that a subsidiary is in the public interest if:
– It has debt or equity instruments traded on a public market or if it is in the process of issuing such instruments to trade them on a public market; or
– Manages fiduciary assets for a broad group of external people as one of its principal businesses.

A subsidiary is eligible and can apply IFRS 19 in its consolidated, separate or stand-alone financial statements if:
– It has no public accountability; and
– Its ultimate parent company or any other intermediate parent company issued consolidated financial statements that are available for public use and comply with IFRS.

This new standard will not have an impact on the Consolidated Financial Statements.

IFRS 9 and IFRS 7 Financial Instruments: Classification and Measurement

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, "Financial Instruments", and to the disclosure requirements of IFRS 7, "Financial Instruments: Disclosures", as follows:



Derecognition of financial liabilities settled by electronic transfer.

The amendment allows an entity to consider that a financial liability (or part of it) that is settled using an electronic payment system is cancelled, expires or the liability otherwise qualifies for derecognition before the settlement date, if certain specified criteria are met. An entity that chooses to apply the deregistration option would be required to apply it to all settlements made through the same electronic payment system.

Classification of financial assets

The amendment provides guidance on how an entity can evaluate whether the contractual cash flows of a financial asset are consistent with a basic loan agreement, for classification and measurement purposes.

The amendment also improves the description of the term "non-recourse", meaning that a financial asset has "non-recourse" features if an entity's ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Disclosures

For investments in equity financial instruments designated at fair value through other comprehensive income, an entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognized in the period and the fair value gain or loss that relates to investments held at the end of the period.

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to Environmental, Social and Governance factor (ESG)).

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The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted.

The Bank is in the process of analyzing the impact of this new standard.

- Accounting standards issued by CMF.

General Standard (NCG) No. 537 includes a formula and components for calculating the minimum payment amount on credit cards

On June 4, 2025, the CMF issued NCG No. 537, which aims to include a formula and the components for calculating the minimum payment amount on credit cards. This regulation amends Chapter 8-41 of the Updated Compilation of Regulations (RAN) and Circular No. 1 for Non-Banking Issuers.

According to the rule, the minimum payment will be determined as the sum of the Non-Financeable Amount (NFA) plus 5% of the Financeable Amount (FA). The NFA includes interest-free installments payable during the billing period, as well as interest, fees, and other charges such as taxes, additional charges, insurance premiums, among others. The FA mainly corresponds to the outstanding principal.

This regulation will be applied gradually starting 12 months after its publication.

The Bank is currently working on implementing this regulatory change.

BANCO DE CHILE AND SUBSIDIARIES

4. CHANGES IN ACCOUNTING POLICIES

In conformity with the instructions of the Financial Market Commission, in January 2025, the Bank adopted the new standard allowance model for consumer loans, which resulted a higher charge to results of Ch$64,398 million before tax.

During the year ended December 31, 2025, there have been no other material changes in accounting policies affecting the presentation of these Consolidated Financial Statements.

5. RELEVANT EVENTS:

(a) On January 17, 2025, Banco de Chile reported that the Financial Market Commission informed the Bank that it resolved to maintain as a capital requirement for Pillar II risk, the charge already constituted of 0.13% of the risk-weighted assets net of required provisions, in accordance with article 66 quinquies of the General Banking Law.

(b) On January 23, 2025, the subsidiary Banchile Corredores de Bolsa reported that the Board of Directors agreed to appoint Mr. José Antonio Díaz Orellana as General Manager of Banchile Corredores de Bolsa S.A., who until that date was the Interim General Manager.

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(c) On February 11, 2025, the Board of Directors of Banco de Chile agreed to summon an Ordinary Shareholders' Meeting for March 27, 2025 in order to propose, among other matters, the following distribution of profits for the year ended December 31, 2024:

   a) Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid-in capital and reserves according to the variation in the Consumer Price Index that occurred between November 2023 and November 2024, amounting to Ch$212,012,307,434 which will be added to retained earnings from previous periods.

   b) Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.85357420889 to each of the 101,017,081,114 shares of the Bank.

Consequently, a distribution as dividend of 82.4% of the profits for the year ended December 31, 2024 is proposed.

(d) On April 10, 2025, at a meeting of the Board of Directors of Banco de Chile, the directors agreed, subject to prior authorization from the Financial Market Commission, to absorb the subsidiary Socofin S.A., by acquiring the shares issued by it whose owner is Banchile Asesoría Financiera S.A. and, dissolve Socofin S.A. in accordance with the provisions of section 2 of article 103 of Law 18,046. Likewise, once the dissolution of the aforementioned company occurs, the Bank will be the legal successor of the entity.

(e) During 2025, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:



SUPPLIERS · LEGAL AND REGULATORY COMPLIANCE · COMMITMENT TO CHILE · MATERIAL OR ESSENTIAL EVENTS · ADDITIONAL INFORMATION

12
FINANCIAL
REPORTING

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
March 17, 2025	11/2022	FC	600,000	UF	01/01/2030	2.97%
March 20, 2025	11/2022	FC	300,000	UF	01/01/2030	2.97%
March 21, 2025	11/2022	FC	1,050,000	UF	01/01/2030	2.97%
April 1, 2025	11/2022	FC	800,000	UF	01/01/2030	2.96%
April 3, 2025	11/2022	FO	900,000	UF	01/01/2032	2.92%
April 15, 2025	11/2022	FH	850,000	UF	12/01/2030	2.84%
April 17, 2025	11/2022	GG	1,000,000	UF	05/01/2035	3.03%
April 17, 2025 (*)	20240002	HD	2,000,000	UF	10/01/2034	3.03%
May 7, 2025	11/2022	FH	300,000	UF	12/01/2030	2.92%
May 9, 2025	11/2022	GG	150,000	UF	05/01/2035	3.03%
May 9, 2025 (*)	20240002	HN	300,000	UF	12/01/2039	3.06%
May 30, 2025	11/2022	FA	590,000	UF	08/01/2028	2.77%
May 30, 2025	11/2022	FH	250,000	UF	12/01/2030	3.06%
June 2, 2025	11/2022	FH	350,000	UF	12/01/2030	3.06%
June 2, 2025	11/2022	FH	250,000	UF	12/01/2030	3.05%
June 3, 2025	11/2022	FH	226,000	UF	12/01/2030	3.04%
June 6, 2025	11/2022	FH	108,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FH	666,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FO	500,000	UF	01/01/2032	3.06%
July 3, 2025	11/2022	GG	610,000	UF	05/01/2035	3.15%
July 9, 2025	11/2015	CI	500,000	UF	02/01/2033	3.14%
July 10, 2025	11/2015	CG	1,250,000	UF	08/01/2032	3.14%
July 10 2025	11/2015	CH	400,000	UF	12/01/2032	3.14%
July 10, 2025	11/2015	CI	150,000	UF	02/01/2033	3.14%
July 15, 2025 (*)	20240002	HW	1,600,000	UF	06/01/2044	3.21%
July 17, 2025	11/2022	GB	225,000	UF	09/01/2034	3.18%
July 18, 2025	11/2022	GB	250,000	UF	09/01/2034	3.16%
July 21, 2025	11/2022	GB	150,000	UF	09/01/2034	3.13%
July 22, 2025	11/2022	GB	500,000	UF	09/01/2034	3.11%
July 22, 2025	11/2022	GG	150,000	UF	05/01/2035	3.11%
July 22, 2025 (*)	20240002	HW	450,000	UF	06/01/2044	3.19%
August 22, 2025	11/2022	GG	100,000	UF	05/01/2035	2.99%
August 27, 2025 (*)	20240002	HN	550,000	UF	12/01/2039	3.06%
September 4, 2025	11/2022	GG	400,000	UF	05/01/2035	3.01%
September 4, 2025 (*)	20240002	HW	200,000	UF	06/01/2044	3.12%
September 5, 2025	11/2022	GA	1,000,000	UF	05/01/2034	3.05%
September 5, 2025	11/2022	GD	4,000,000	UF	01/01/2035	3.09%
September 5, 2025 (*)	20240002	HI	5,000,000	UF	06/01/2037	3.13%
September 11, 2025	11/2022	GA	800,000	UF	05/01/2034	2.99%
September 15, 2025	11/2022	GA	50,000	UF	05/01/2034	2.99%
September 15, 2025 (*)	20240002	HW	550,000	UF	06/01/2044	3.12%
September 16, 2025 (*)	20240002	HN	1,000,000	UF	12/01/2039	3.03%
September 17, 2025	11/2022	FU	1,650,000	UF	11/01/2032	2.91%
September 17, 2025	11/2022	GA	550,000	UF	05/01/2034	2.99%
September 22, 2025	11/2022	FU	800,000	UF	11/01/2032	2.91%
September 22, 2025	11/2022	GA	150,000	UF	05/01/2034	2.98%
September 22, 2025 (*)	20240002	HH	2,100,000	UF	12/01/2036	3.08%
September 23, 2025 (*)	20240002	HH	1,600,000	UF	12/01/2036	3.07%
September 25, 2025	11/2022	FU	150,000	UF	11/01/2032	2.90%
October 28, 2025	11/2022	GA	650,000	UF	05/01/2034	2.99%
October 28, 2025 (*)	20240002	HW	150,000	UF	06/01/2044	3.03%
October 30, 2025 (*)	20240002	HW	300,000	UF	06/01/2044	3.02%
November 6, 2025	11/2022	FU	400,000	UF	11/01/2032	2.89%

(*) The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

BANCO DE CHILE AND SUBSIDIARIES

(f)   During the year 2025 Banco de Chile has reported as an essential event the following placements in the foreign market, issued under its Medium-Term Notes Program ("MTN"):

Date	Amount	Currency	Maturity date	Average rate
June 17, 2025 [*]	100,000,000	CHF	07/15/2031	1.1875%
June 18, 2025	10,000,000,000	JPY	06/27/2030	1.635%
July 9, 2025	1,000,000,000	MXN	07/17/2030	TIIE (28 days) + 1.05%
October 22, 2025	70,000,000	AUD	10/30/2035	BBSW3M +1.28%
October 30, 2025	620,000,000	HKD	11/12/2032	3.735% (annual rate)

(*)   This placement will be listed on the Zurich Stock Exchange in Switzerland and is intended to finance or refinance social and environmental projects in accordance with Banco de Chile's Sustainability Financing Framework.

(g)   On July 4, 2025, Banco de Chile announced that, by public deed dated June 23, 2025, granted by the Notary of Santiago, Mrs. María Pilar Gutiérrez Rivera, Banco de Chile acquired all the shares held by Banchile Asesoría Financiera S.A. in the company Socofin S.A., a subsidiary of Banco de Chile. In accordance with item 2 of Article 103 of Law No. 18,046 on Corporations, and after an uninterrupted period of more than 10 days, Socofin S.A. has been dissolved because 100% of its shares are held by Banco de Chile, which, beginning on July 4, 2025, becomes its legal successor and continuator.

(h)   On August 29, 2025, Banco de Chile announced that, together with Citigroup Inc., they have agreed to extend the term of the Cooperation Agreement, the Global Connectivity Agreement, and the Amended and Restated Trademark License Agreement, the first two originally executed on October 22, 2015, and the latter on November 29, 2019.

Pursuant to this extension, the term of these agreements will run from January 1, 2026, through January 1, 2028. The parties may agree, prior to August 31, 2027, to extend the term for an additional two years starting January 1, 2028. If such agreement is not reached, the contracts will be automatically extended one time only for a period of one year, from January 1, 2028, to January 1, 2029. The same renewal procedure may be used in the future as often as the parties agree.

Additionally, on this same date, Banco de Chile and Citigroup Inc. executed an Amended and Restated Master Services Agreement, agreeing that its term will be the same as that established in the Cooperation Agreement referred to in the previous paragraph.

The Board of Directors of Banco de Chile, in session No. BCH 3,037 held on August 28, 2025, approved the extension and execution of the previously mentioned agreements under the terms set forth in Articles 146 and following of the Chilean Corporations Law.

(i)   On September 11, 2025, Banco de Chile announced that its Board of Directors resolved to convene an Extraordinary Shareholders' Meeting to be held on November 10, 2025, at 10:00 a.m., in the Bank's Auditorium located at Huérfanos Street No. 930, Santiago, for the purpose of addressing the following matters:

1.   Approve amendments to the bank's bylaws as detailed below:

a)   Amend Article Two to maintain the city of Santiago as the corporate domicile and remove the reference to the commune of Santiago.

b)   Amend Article Eight to reduce the number of directors from eleven to nine.




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12

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REPORTING

c) Amend Article Nine to adjust the minimum quorum required to hold board meetings from six to five regular or alternate directors.

d) Amend Article Ten regarding the convening of extraordinary board meetings.

e) Replace Article Nineteen to incorporate as a permanent provision in the bylaws the possibility of participating and/or voting in shareholders' meetings through systems and procedures approved by the board, including technological means, without prejudice to holding meetings with in-person attendance.

f) Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the public.

g) Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.

h) Eliminate the Third Transitional Article.

i) Remove the Second and Fourth Transitional Articles.

j) Incorporate a new Second Transitional Article providing that, at the next ordinary shareholders' meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the bylaws amendment, nine regular directors shall be elected in accordance with the amendment to Article Eight, and that from such date Article Nine will be applicable as approved by the extraordinary shareholders' meeting.

2. Approve a new consolidated text of the bank's bylaws.

3. Adopt any other resolutions necessary to implement the bylaws amendment and grant the powers required to execute the resolutions adopted on the matters indicated above.

Additional information regarding the board's resolutions and the proposals to be submitted to the shareholders' meeting on the matters described in items 1 and 2 above is available on the Bank's website at www.bancochile.cl.

(j) On November 10, 2025, Banco de Chile reported that at the Extraordinary Shareholders' Meeting held on the same day, the following was agreed:

1. Approved the following modifications into the bylaws;

a) Amend Article Two to maintain the city of Santiago as the corporate domicile, removing the current reference to the commune of Santiago.
b) Amend Article Eight to reduce the number of Directors from eleven to nine, while maintaining two alternate directors.
c) Amend Article Nine to adjust the minimum quorum required to constitute Board meetings, reducing it from 6 to 5 regular or alternate directors.
d) Amend Article Ten with respect to the notice requirements for calling extraordinary Board meetings.
e) Amend Article Nineteen to incorporate, as a permanent provision in the Bylaws, the possibility of participating and/or voting in Shareholders' Meetings through systems and procedures approved by the Board of Directors, including technological means.
f) Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the general public.

〈 335 〉

OPENING
REMARKS

CORPORATE
PROFILE

CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

BANCO DE CHILE AND SUBSIDIARIES

g) Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency of Banks and Financial Institutions and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.

h) Delete the Third Transitory Article.

i) Eliminate the Second and Fourth Transitory Articles.

j) Incorporate a new Second Transitory Article establishing that, at the next Ordinary Shareholders' Meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the amendment to the Bylaws, nine Regular Directors shall be elected in accordance with the amendment to Article Eight, and that from that date onward, Article Nine of the bylaws shall apply according to the text approved by the Extraordinary Shareholders' Meeting.

2. Approve a new consolidated text of the Bank's Bylaws.

3. Grant the necessary powers to implement the amendment to the Bylaws and to carry out the resolutions adopted regarding the aforementioned matters.

(k) On November 27, 2025 Banco de Chile informed the CMF that it has become aware of the approval of the general policy for the election of directors in subsidiaries by LQ Inversiones Financieras S.A.

The aforementioned policy is available on the website of LQ Inversiones Financieras S.A. www.lqif.cl.

(l) On November 27, 2025 the subsidiary Banchile Corredores de Bolsa S.A. informed that the board of directors of Banco de Chile approved the policy for the election of directors in subsidiaries, which applies to Banchile CB in its capacity as a subsidiary supervised by the Financial Market Commission.

The aforementioned policy was made known to Banchile CB and is available on Banco de Chile's website (www.bancochile.cl), in the 'Our Bank' section.

(m) On November 27, 2025 the subsidiary Banchile Administradora General de Fondos S.A. informed that the board of directors of Banco de Chile approved the policy for the election of directors in subsidiaries, which applies to Banchile AGF in its capacity as a subsidiary supervised by the Financial Market Commission.

The aforementioned policy was made known to Banchile AGF and is available on Banco de Chile's website (www.bancochile.cl), in the 'Our Bank' section.


6. BUSINESS SEGMENTS:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail Banking: This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.



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12

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REPORTING

Treasury: This segment includes revenues associated with the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers performed by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries: Corresponds to the businesses generated by the companies controlled by the Bank, which perform banking business support activities. Companies comprising this segment are the following:

- Banchile Administradora General de Fondos S.A.
- Banchile Asesoría Financiera S.A.
- Banchile Corredores de Seguros Ltda.
- Banchile Corredores de Bolsa S.A.
- Operadora de Tarjetas Banchile Pagos S.A.
- Socofin S.A. (*)

(*) See Note 5 letter (d) and (g) on Relevant Events.

The financial information used to measure the performance of the Bank's business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the significant accounting policies. The Bank obtains the majority of the results from: interest, indexation, fees and commissions and financial transaction and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, because management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

〈 337 〉

- The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and deposit transactions performed by the Bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to each transaction's term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

- Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. Additional allowances are assigned to the different business segments based on the credit risk weighted assets of each segment.

- The capital and its financial impacts on profit or loss have been assigned to each segment based on the risk-weighted assets.

- Operating expenses are reflected at the level of the Bank's different functional areas. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2025 and 2024 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

BANCO DE CHILE AND SUBSIDIARIES

The following table presents the income by segment for the years ended December 31, 2025 and 2024 for each of the segments defined above:

	Retail Banking		Wholesale Banking		
	2025	2024	2025	2024	
	MCh$	MCh$	MCh$	MCh$	
Net interest income and UF indexation	1,485,820	1,503,824	674,144	744,346	
Net fee and commission income	362,587	323,785	93,767	90,343	
Profit (loss) of financial operations	370	434	17,065	15,685	
Foreign currency changes, indexation and accounting hedge	5,741	15,451	32,990	31,725	
Other income	40,666	41,640	15,608	10,338	
Income from investments in other companies	9,505	9,291	2,329	6,385	
Total operating income	1,904,689	1,894,425	835,903	898,822	
Personnel expenses	(377,347)	(378,596)	(113,707)	(113,623)	
Administrative expenses	(331,250)	(336,550)	(78,690)	(75,958)	
Depreciation and amortization	(80,696)	(78,846)	(7,103)	(7,791)	
Impairment of non-financial assets	(335)	(1,147)	(10)	—	
Other operating expenses	(25,590)	(25,448)	(7,024)	(10,058)	
Total operating expenses	(815,218)	(820,587)	(206,534)	(207,430)	
Expenses for credit losses	(378,738)	(364,712)	1,228	(26,033)	
Net operating income	**710,733**	**709,126**	**630,597**	**665,359**	
Income taxes					
Net income after taxes					


For comparative purposes, the amounts for the year 2024 include certain minor reclassifications in some items.

The following table presents assets and liabilities as of December 31, 2025 and 2024 by each segment defined above:

	Retail Banking		Wholesale Banking		
	2025	2024	2025	2024	
	MCh$	MCh$	MCh$	MCh$	
ASSETS	25,819,643	24,832,432	12,536,827	13,259,610	
Current and deferred taxes					
Total assets					
LIABILITIES	17,893,540	18,015,015	10,543,300	10,790,972	
Current and deferred taxes					
Total liabilities					





	Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(107,552)	(105,115)	(2,054)	(3,759)	2,050,358	2,139,296	1,526	1,555	2,051,884	2,140,851
	3,399	4,376	197,034	190,192	656,787	608,696	(19,528)	(36,813)	637,259	571,883
	79,804	69,111	24,922	26,915	122,161	112,145	(1,526)	(1,555)	120,635	110,590
	91,476	91,478	25,489	25,943	155,696	164,597	—	—	155,696	164,597
	—	—	6,714	3,408	62,988	55,386	(14,876)	(10,074)	48,112	45,312
	158	980	465	396	12,457	17,052	—	—	12,457	17,052
	67,285	60,830	252,570	243,095	3,060,447	3,097,172	(34,404)	(46,887)	3,026,043	3,050,285
	(3,945)	(3,951)	(75,377)	(86,397)	(570,376)	(582,567)	21	20	(570,355)	(582,547)
	(2,366)	(1,938)	(50,681)	(48,178)	(462,987)	(462,624)	33,354	45,928	(429,633)	(416,696)
	(542)	(575)	(6,769)	(7,389)	(95,110)	(94,601)	—	—	(95,110)	(94,601)
	—	—	(1,537)	(1,704)	(1,882)	(2,851)	—	—	(1,882)	(2,851)
	(32)	(52)	(2,341)	(1,420)	(34,987)	(36,978)	1,029	939	(33,958)	(36,039)
	(6,885)	(6,516)	(136,705)	(145,088)	(1,165,342)	(1,179,621)	34,404	46,887	(1,130,938)	(1,132,734)
	(4,412)	(1,009)	—	—	(381,922)	(391,754)	—	—	(381,922)	(391,754)
	55,988	**53,305**	**115,865**	**98,007**	**1,513,183**	**1,525,797**	**—**	**—**	**1,513,183**	**1,525,797**
									(320,921)	**(318,405)**
									1,192,262	**1,207,392**

339

	Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	14,154,573	12,589,488	1,285,572	924,392	53,796,615	51,605,922	(261,464)	(227,179)	53,535,151	51,378,743
									565,752	716,698
									54,100,903	**52,095,441**
	19,062,619	17,198,350	1,028,142	694,984	48,527,601	46,699,321	(261,464)	(227,179)	48,266,137	46,472,142
									35,231	298
									48,301,368	**46,472,440**

BANCO DE CHILE AND SUBSIDIARIES

7. CASH AND CASH EQUIVALENTS:

The detail of the balances included in cash and cash equivalents is as follows:

	2025	2024
	MCh$	MCh$
Cash and deposits in banks:		
Cash	900,264	879,130
Deposit in Chilean Central Bank [*]	1,347,525	1,036,476
Deposit in foreign Central Banks	—	—
Deposits in domestic banks	8,862	12,767
Deposits in abroad banks	334,335	770,703
Subtotal – Cash and deposits in banks	2,590,986	2,699,076
Net transactions in the course of settlement [**]	(149,753)	88,851
Cash equivalents [***]	2,880,913	1,701,659
Total cash and cash equivalents	**5,322,146**	**4,489,586**




The detail of the balances included under net ongoing clearance operations is as follows:

	2025	2024
	MCh$	MCh$
ASSETS		
Documents drawn on other banks (clearing)	115,967	109,635
Funds receivable	298,452	262,821
Subtotal - assets	414,419	372,456
LIABILITIES		
Funds payable	(564,172)	(283,605)
Subtotal - liabilities	(564,172)	(283,605)
Net transactions in the course of settlement	**(149,753)**	**88,851**

(*)   The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)   Trading operations pending settlement correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in banks in foreign countries, normally within a period ranging between 12 or 24 business hours.

(***) Refers to financial instruments that meet the criteria to be considered as "cash equivalents" as defined by IAS 7, i.e., to qualify as "cash equivalents" investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.



BANCO DE CHILE AND SUBSIDIARIES

8. FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS:

The detail of this line item is as follows:

	2025 MCh$	2024 MCh$
Financial derivative instruments	1,869,467	2,303,353
Debt Financial Instruments	3,121,702	1,714,381
Others	402,259	411,689
Total	**5,393,428**	**4,429,423**

(a) As of December 31, 2025 and 2024, the Bank records the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	6,451,389	3,289,559	3,453,741	1,712,274	3,453,928	2,589,278
Interest rate swap	—	—	384,202	376,933	2,758,114	2,249,606	7,746,942	5,133,205
Interest rate and cross currency swap	—	—	227,581	107,571	556,735	249,871	1,527,659	2,198,760
Call currency options	—	—	5,591	11,551	28,062	42,692	57,525	57,908
Put currency options	—	—	14,679	10,208	18,722	16,989	29,583	23,301
Total	**—**	**—**	**7,083,442**	**3,795,822**	**6,815,374**	**4,271,432**	**12,815,637**	**10,002,452**


Banco de Chile

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REPORTING

‹ 343 ›

	Notional amount of contract with final expiration date in								Fair Value Assets	
	Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total			
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	658,475	916,016	3,028	26,575	—	4,442	14,020,561	8,538,144	377,810	227,670
	7,089,417	7,253,517	4,497,481	4,172,518	4,088,342	4,250,312	26,564,498	23,436,091	451,124	732,395
	2,396,969	2,164,528	2,170,585	1,449,064	2,529,413	2,686,049	9,408,942	8,855,843	1,037,686	1,338,086
	—	11,340	—	—	—	—	91,178	123,491	332	4,949
	—	—	—	—	—	—	62,984	50,498	2,515	253
	10,144,861	**10,345,401**	**6,671,094**	**5,648,157**	**6,617,755**	**6,940,803**	**50,148,163**	**41,004,067**	**1,869,467**	**2,303,353**

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BANCO DE CHILE AND SUBSIDIARIES

b) The detail of the Debt Financial Instruments is the following:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	2,388,127	1,217,317
Bonds and Promissory notes from the General Treasury of the Republic	410,202	278,140
Other fiscal debt financial instruments	—	—
Other Instruments Issued in Chile		
Debt financial instruments from other domestic banks	277,354	217,948
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—
Instruments Issued Abroad		
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	46,019	976
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	**3,121,702**	**1,714,381**


Securities of the Chilean Government and Central Bank of Chile includes instruments sold under repurchase agreements to customers and financial institutions of Ch$62,046 million as of December 31, 2025 (Ch$10,038 million as of December 31, 2024). The repurchase agreements have an average maturity of 2 days as of December 31, 2025 (2 days in December 2024).

Other financial debt securities issued in Chile include instruments sold under repurchase agreements to customers and financial institutions of Ch$151,169 million as of December 31, 2025 (Ch$89,223 million in December 2024). The repurchase agreements have an average maturity of 4 days at the end of the year 2025 (7 days in December 2024).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$474 million as of December 31, 2025 (Ch$998 million in December 2024), which are presented as a reduction of the liability item "Debt Financial Instruments Issued".



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c)   The detail of other financial instruments is as follows:

	2025	2024
	MCh$	MCh$
Mutual fund investments		
Funds managed by related companies	400,222	408,121
Funds managed by third-party	—	—
Equity instruments		
Domestic equity instruments	619	1,039
Foreign equity instruments	—	—
Loans originated and acquired by the entity	—	—
Others	1,418	2,529
Total	**402,259**	**411,689**

9.   NON-TRADING FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS:

‹ 345 ›

As of December 31, 2025 and 2024, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10. FINANCIAL ASSETS AND LIABILITIES DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS:

As of December 31, 2025 and 2024, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

BANCO DE CHILE AND SUBSIDIARIES

11. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME:

The item detail is as follows:

	2025	2024
	MCh$	MCh$
Debt Financial Instruments	3,548,971	2,088,345
Others	—	—
Total	**3,548,971**	**2,088,345**

(a) As of December 31, 2025 and 2024, the detail of debt financial instruments is as follows:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and Promissory notes from the General Treasury of the Republic	1,174,234	660,321
Other fiscal debt financial instruments	72	456
Other Instruments Issued in Chile		
Debt financial instruments from other domestic banks	2,234,247	1,321,030
Bonds and trade effects from domestic companies	104,679	54,600
Other debt financial instruments issued in the country	—	—
Instruments Issued Abroad		
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	35,739	48,883
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	3,055
Other debt financial instruments issued abroad	—	—
Total	**3,548,971**	**2,088,345**

 346

Instruments issued by the Chilean Government and Central Bank of Chile include instruments sold under repurchase agreements to customers and financial institutions for an amount of Ch$43,599 million in December 2025 (Ch$10,001 million in December 2024). The repurchase agreements have an average maturity of 5 days in December 2025 (2 days in December 2024).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$20,714 million as of December 31, 2025 (Ch$22,719 million as of December 31, 2024).



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As of December 31, 2025 the accumulated credit impairment for debt instruments at fair value through other comprehensive income amounted to Ch$6,979 million (Ch$4,226 million as of December 31, 2024).

(b) **The analysis of changes in fair value and expected losses from debt instruments measured at fair value is detailed as follows:**

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total	
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	3,786,525	5,500	—	—	—	—	3,786,525	5,500
Net change in balance	(1,694,790)	(1,274)	—	—	—	—	(1,694,790)	(1,274)
Change in fair value	(3,390)	—	—	—	—	—	(3,390)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact due to transfer between Stages	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	**2,088,345**	**4,226**	**—**	**—**	**—**	**—**	**2,088,345**	**4,226**
Balance as of January 1, 2025	2,088,345	4,226	—	—	—	—	2,088,345	4,226
Net change in balance	1,454,573	2,753	—	—	—	—	1,454,573	2,753
Change in fair value	6,053	—	—	—	—	—	6,053	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact due to transfer between stages	—	—	—	—	—	—	—	—
Balance as of December 31, 2025	**3,548,971**	**6,979**	**—**	**—**	**—**	**—**	**3,548,971**	**6,979**

‹ 347 ›

(c) **Realized and unrealized gains and losses:**

As of December 31, 2025, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$13,284 million (unrealized gain of Ch$4,478 million as of December 31, 2024), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2025 and 2024 are reported under "Net Financial Result" (See Note 33).

BANCO DE CHILE AND SUBSIDIARIES

The changes in realized gains and losses at the end of both years are detailed as follows:

	2025	2024
	MCh$	MCh$
Unrealized gains (losses)	23,681	3,386
Realized losses (gains) reclassified to income	(14,875)	(8,050)
Subtotal	8,806	(4,664)
Income tax on other comprehensive income	(936)	(710)
Net effect on equity	**7,870**	**(5,374)**

12. DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING PURPOSES:

(a.1) As of December 31, 2025 and 2024, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for fair value hedges	—	—	—	—	—	—	—	—
Cash flow hedge derivatives								
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	131,987
Total	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**131,987**



(a.2) As of December 31, 2025 and 2024, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for fair value hedges	—	—	—	—	—	—	—	—
Cash flow hedge derivatives								
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	134,806
Total	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**134,806**



SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   ADDITIONAL INFORMATION   12 FINANCIAL REPORTING

349

	Notional amount of contract with final expiration date in								Fair Value Assets	
	Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total			
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	—
	215,715	274,935	—	122,041	107,073	306,460	322,788	835,423	29,714	73,959
	215,715	**274,935**	**—**	**122,041**	**107,073**	**306,460**	**322,788**	**835,423**	**29,714**	**73,959**

	Notional amount of contract with final expiration date in								Fair Value Assets	
	Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total			
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	—
	230,019	34,060	254,545	132,265	1,350,496	875,618	1,835,060	1,176,749	297,817	141,040
	230,019	**34,060**	**254,545**	**132,265**	**1,350,496**	**875,618**	**1,835,060**	**1,176,749**	**297,817**	**141,040**

BANCO DE CHILE AND SUBSIDIARIES

(b)   Fair value hedges:

As of December 31, 2025 and 2024, no fair value hedges are held.

(c)   Cash flow hedges:

(c.1)   The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US dollars, Hong Kong dollars, Swiss Franc, Japanese yens, Peruvian sol, Australian dollars, Euros, Norwegian kroner and Mexican pesos. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts are used to hedge the risk from variability of the Unidad de Fomento ("UF") in assets flows denominated in UF until a nominal amount equal to the portion notional of the hedging instrument UF, whose indexation daily impacts the line item "Interest and indexation revenue" of the Statement of Income.

(c.2)   Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:



	On demand		Up to 1 month		Over 1 month and up to 3 months		
	2025	2024	2025	2024	2025	2024	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	
Hedged item							
Outflows:							
Corporate Bond	—	—	(1,017)	(472)	(9,291)	(7,576)	
Obligation in USD	—	—	—	—	—	—	
Hedging instrument							
Inflows:							
Cross Currency Swap	—	—	1,017	472	9,291	7,576	
Net cash flows	**—**	**—**	**—**	**—**	**—**	**—**	

(c.3)   Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	On demand		Up to 1 month		Over 1 month and up to 3 months		
	2025	2024	2025	2024	2025	2024	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	
Hedged item							
Inflows:							
Cash flows in CLF	—	—	2,270	1,588	2,881	2,804	
Hedging instrument							
Outflows:							
Cross Currency Swap	—	—	(2,270)	(1,588)	(2,881)	(2,804)	
Net cash flows	**—**	**—**	**—**	**—**	**—**	**—**	



SUPPLIERS   LEGAL AND REGULATORY   COMMITMENT   MATERIAL OR   ADDITIONAL   12
                   COMPLIANCE   TO CHILE   ESSENTIAL EVENTS   INFORMATION   FINANCIAL
                                                                                                             REPORTING

351

	Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(52,425)	(213,764)	(572,565)	(444,033)	(297,431)	(357,141)	(1,437,654)	(1,297,164)	(2,370,383)	(2,320,150)
	—	(104,466)	—	—	—	—	—	—	—	(104,466)
	52,425	318,230	572,565	444,033	297,431	357,141	1,437,654	1,297,164	2,370,383	2,424,616
	—	—	—	—	—	—	—	—	—	—

	Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	41,030	306,543	527,973	377,477	320,395	304,794	1,549,936	1,280,412	2,444,485	2,273,618
	(41,030)	(306,543)	(527,973)	(377,477)	(320,395)	(304,794)	(1,549,936)	(1,280,412)	(2,444,485)	(2,273,618)
	—	—	—	—	—	—	—	—	—	—

BANCO DE CHILE AND SUBSIDIARIES

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)   The unrealized results generated during the year 2025 by those derivative contracts that compose the hedging instruments in this cash flow hedging strategy, have been recorded with a debit to equity of Ch$28,341 million (debit to equity of Ch$21,798 million in December 2024). The net effect of taxes amounts to equity of Ch$20,689 million (debit to equity of Ch$15,913 million during the year 2024).

The accumulated balance for this concept as of December 31, 2025 corresponds to a debit to equity of Ch$40,738 million (debit to equity of Ch$12,397 million as of December 2024).

(c.5)   The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a debit to result of Ch$169,951 million during the year 2025 (credit to results for Ch$100,566 million during December 2024).

(c.6)   As of December 31, 2025 and 2024, there is no ineffectiveness in the cash flow hedge, because both, hedged item and hedging instruments, are mirrors of each other; i.e., all variations in the value attributable to rate and indexation components are fully offset.

(c.7)   As of December 31, 2025 and 2024, the Bank had no hedges of net investments in foreign businesses.

13. FINANCIAL ASSETS AT AMORTIZED COST:

The item detail of this line item is as follows:

	2025	2024
	MCh$	MCh$
Rights by resale agreements and securities lending	100,643	87,291
Debt financial instruments	460,937	944,074
Loans to Banks	399,123	666,815
Loans to customers:		
Commercial loans	19,509,355	20,105,228
Residential mortgage loans	13,916,618	13,218,586
Consumer loans	5,765,997	5,551,306
Allowances established for credit risk (*)		
Allowances for commercial loans	(371,895)	(380,295)
Allowances for Mortgage loans	(42,111)	(38,400)
Allowances for Consumer loans	(422,965)	(367,389)
Total	**39,315,702**	**39,787,216**

(*)   In addition to these allowances for credit losses, country risk allowances are to cover foreign operations and additional allowances agreed by the Board of Directors are maintained, which are presented in liabilities under the line item Special allowances for credit losses (See Note 26).



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12

FINANCIAL
REPORTING

(a) Rights by resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument is the collateral. As of December 31, 2025 and 2024, the detail is as follows:

	2025	2024
	MCh$	MCh$
Transactions with domestic banks	—	—
Transactions with foreign banks	—	—
Transactions with other domestic entities		
Resale agreements	100,643	87,291
Rights by securities lending	—	—
Transaction with other foreign entities	—	—
Accumulated Impairment Value of Financial Assets at Amortized Cost Rights under repurchase agreements	—	—
Total	**100,643**	**87,291**

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2025, the fair value of the instruments received amounts to Ch$107,060 million (Ch$87,157 million in December 2024).

〈 353 〉

(b) Debt financial instruments:

At the end of each year, the balances presented under this line item are detailed as follows:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	460,956	944,109
Other fiscal debt financial instruments	—	—
Other Financial Instruments issued in Chile	—	—
Financial Instruments issued Abroad	—	—
Accumulated impairment of financial assets at amortized Cost Debt Financial Instruments		
Financial assets with no significant increase in credit risk since initial recognition (stage 1)	(19)	(35)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2)	—	—
Financial assets with credit impairment (stage 3)	—	—
Total	**460,937**	**944,074**

BANCO DE CHILE AND SUBSIDIARIES

(c)　Loans to Banks: At the end of each year, the balances presented under this line item are detailed as follows:

As of December 31, 2025	Assets before allowances			
	Normal Portfolio Individual Evaluation	Substandard Portfolio Individual Evaluation	Non-performing Portfolio Individual Evaluation	Total
	MCh$	MCh$	MCh$	MCh$
Domestic Banks				
Interbank loans for liquidity	—	—	—	—
Commercial Interbank loans	—	—	—	—
Overdrafts on current accounts	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—
Other debts with domestic banks	—	—	—	—
Foreign Banks				
Interbank loans for liquidity	—	—	—	—
Commercial Interbank loans	204,397	—	—	204,397
Overdrafts on current accounts	—	—	—	—
Chilean exports foreign trade loans	195,395	—	—	195,395
Chilean imports foreign trade loans	—	—	—	—
Foreign trade loans between third countries	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—
Other loans with foreign banks	—	—	—	—
Subtotal Domestic and Foreign banks	399,792	—	—	399,792
Central Bank of Chile				
Current account deposits for derivative transactions with a central counterparty	—	—	—	—
Other deposits not available	—	—	—	
Other receivables	—	—	—	—
Foreign Central Banks				
Deposits in foreign current accounts for derivatives transactions	—	—	—	—
Other foreign deposits not available	—	—	—	—
Other foreign receivables	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—
Total	**399,792**	**—**	**—**	**399,792**




	Allowances established				
	Normal Portfolio Individual Evaluation	Substandard Portfolio Individual Evaluation	Non-performing Portfolio Individual Evaluation	Total	Net Financial Asset
	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(447)	—	—	(447)	203,950
	—	—	—	—	—
	(222)	—	—	(222)	195,173
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(669)	—	—	(669)	399,123
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(669)	**—**	**—**	**(669)**	**399,123**

‹ 355 ›

BANCO DE CHILE AND SUBSIDIARIES

As of December 31, 2024	Assets before allowances			
	Normal Portfolio Individual Evaluation	Substandard Portfolio Individual Evaluation	Non-performing Portfolio Individual Evaluation	Total
	MCh$	MCh$	MCh$	MCh$
Domestic Banks				
Interbank loans for liquidity	300,042	—	—	300,042
Commercial Interbank loans	—	—	—	—
Overdrafts on current accounts	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—
Foreign trade loans between third countries	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—
Other debts with domestic banks	—	—	—	—
Foreign Banks				
Interbank loans for liquidity	—	—	—	—
Commercial Interbank loans	269,191	—	—	269,191
Overdrafts on current accounts	—	—	—	—
Chilean exports foreign trade loans	98,470	—	—	98,470
Chilean imports foreign trade loans	—	—	—	—
Foreign trade loans between third countries	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—
Other loans with foreign banks	—	—	—	—
Subtotal Domestic and Foreign banks	667,703	—	—	667,703
Central Bank of Chile				
Current account deposits for derivative transactions with a central counterparty	—	—	—	—
Other deposits not available	—	—	—	—
Other loans	—	—	—	—
Foreign Central Banks				
Current account deposits for derivatives transactions	—	—	—	—
Other foreign deposits not available	—	—	—	—
Other foreign receivables	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—
Total	**667,703**	**—**	**—**	**667,703**

 356



	Allowances established				
	Normal Portfolio Individual Evaluation	Substandard Portfolio Individual Evaluation	Non-performing Portfolio Individual Evaluation	Total	Net Financial Asset
	MCh$	MCh$	MCh$	MCh$	MCh$
	(154)	—	—	(154)	299,888
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(589)	—	—	(589)	268,602
	—	—	—	—	—
	(145)	—	—	(145)	98,325
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(888)	—	—	(888)	666,815
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(888)	**—**	**—**	**(888)**	**666,815**

‹ 357 ›

BANCO DE CHILE AND SUBSIDIARIES

(d) Loans to customers: at the end of each year, the balances presented under this line item are detailed as follows:

Loans to Customers as of December 31, 2025	Assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		Total
	Individual	Group	Individual	Individual	Group	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans						
Commercial loans	10,420,557	3,864,529	175,300	214,874	354,171	15,029,431
Chilean exports foreign trade loans	614,551	2,558	12,342	13,881	133	643,465
Accrediting foreign trade loans negotiated in terms of Chilean imports	273	—	—	—	—	273
Chilean imports foreign trade loans	469,042	43,692	6,600	4,143	2,213	525,690
Foreign trade loans between third countries	—	—	—	—	—	—
Current account debtors	83,206	89,653	5,408	2,654	2,413	183,334
Credit card debtors	28,769	91,388	1,106	1,380	12,175	134,818
Factoring transactions	794,379	35,559	3,901	118	11	833,968
Commercial lease transactions (1)	1,714,548	296,688	28,165	42,154	14,238	2,095,793
Student loans	—	44,179	—	—	3,088	47,267
Other loans and accounts receivable	8,407	728	126	4,907	1,148	15,316
Subtotal	14,133,732	4,468,974	232,948	284,111	389,590	19,509,355
Residential mortgage loans						
Loans secured by mortgage finance bonds	—	694	—	—	112	806
Endorsable mortgage mutual loans	—	8,318	—	—	286	8,604
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—
Other mutual loans for housing	—	13,351,528	—	—	394,437	13,745,965
Lease transactions for housing (1)	—	—	—	—	—	—
Other loans and accounts receivable	—	149,607	—	—	11,636	161,243
Subtotal	—	13,510,147	—	—	406,471	13,916,618
Consumer loans						
Consumer loans in installments	—	3,135,509	—	—	240,022	3,375,531
Current account debtors	—	277,151	—	—	15,646	292,797
Credit card debtors	—	2,056,286	—	—	38,747	2,095,033
Consumer lease transactions (1)	—	1,142	—	—	57	1,199
Other loans and accounts receivable	—	44	—	—	1,393	1,437
Subtotal	—	5,470,132	—	—	295,865	5,765,997
Total	**14,133,732**	**23,449,253**	**232,948**	**284,111**	**1,091,926**	**39,191,970**

(1) In this item, the Bank finances for its customers the acquisition of movable and immovable property through financial lease contracts. As of December 31, 2025, Ch$1,032,905 million correspond to finance leases on real estate assets and Ch$1,064,087 million correspond to finance leases on movable property.





	Allowances established								Net Financial Asset
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation			Deductible guarantees Fogape Covid-19		
	Individual	Group	Individual	Individual	Group	Subtotal		Total	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(86,198)	(27,878)	(2,224)	(63,700)	(74,211)	(254,211)	(1,337)	(255,548)	14,773,883
	(17,574)	(57)	(3,000)	(3,537)	(76)	(24,244)	—	(24,244)	619,221
	(24)	—	—	—	—	(24)	—	(24)	249
	(18,896)	(1,228)	(625)	(2,786)	(1,250)	(24,785)	—	(24,785)	500,905
	—	—	—	—	—	—	—	—	—
	(3,003)	(2,144)	(526)	(1,657)	(1,134)	(8,464)	—	(8,464)	174,870
	(1,194)	(3,098)	(144)	(963)	(6,649)	(12,048)	—	(12,048)	122,770
	(13,041)	(840)	(315)	(90)	(4)	(14,290)	—	(14,290)	819,678
	(3,718)	(1,759)	(118)	(15,409)	(2,733)	(23,737)	(135)	(23,872)	2,071,921
	—	(2,044)	—	—	(2,152)	(4,196)	—	(4,196)	43,071
	(250)	(1)	(15)	(3,770)	(388)	(4,424)	—	(4,424)	10,892
	(143,898)	(39,049)	(6,967)	(91,912)	(88,597)	(370,423)	(1,472)	(371,895)	19,137,460
	—	(2)	—	—	(6)	(8)	—	(8)	798
	—	(7)	—	—	(23)	(30)	—	(30)	8,574
	—	—	—	—	—	—	—	—	—
	—	(15,922)	—	—	(24,931)	(40,853)	—	(40,853)	13,705,112
	—	—	—	—	—	—	—	—	—
	—	(199)	—	—	(1,021)	(1,220)	—	(1,220)	160,023
	—	(16,130)	—	—	(25,981)	(42,111)	—	(42,111)	13,874,507
	—	(147,737)	—	—	(130,692)	(278,429)	—	(278,429)	3,097,102
	—	(17,142)	—	—	(8,999)	(26,141)	—	(26,141)	266,656
	—	(95,237)	—	—	(22,337)	(117,574)	—	(117,574)	1,977,459
	—	(19)	—	—	(19)	(38)	—	(38)	1,161
	—	(11)	—	—	(772)	(783)	—	(783)	654
	—	(260,146)	—	—	(162,819)	(422,965)	—	(422,965)	5,343,032
	(143,898)	**(315,325)**	**(6,967)**	**(91,912)**	**(277,397)**	**(835,499)**	**(1,472)**	**(836,971)**	**38,354,999**

BANCO DE CHILE AND SUBSIDIARIES

Loans to Customers as of December 31, 2024	Assets before allowances						
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		Total	
	Individual	Group	Individual	Individual	Group		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	
Commercial loans							
Commercial loans	10,512,364	3,835,557	194,728	219,467	350,892	15,113,008	
Chilean exports foreign trade loans	1,428,828	3,006	7,008	10,473	395	1,449,710	
Accrediting foreign trade loans negotiated in terms of Chilean imports	162	—	—	—	—	162	
Chilean imports foreign trade loans	503,824	46,538	5,694	3,203	3,038	562,297	
Foreign trade loans between third countries	—	—	—	—	—	—	
Current account debtors	97,422	87,836	5,269	4,051	2,241	196,819	
Credit card debtors	25,500	84,721	1,120	1,441	10,968	123,750	
Factoring transactions	555,766	36,830	4,114	27	175	596,912	
Commercial lease transactions [(1)]	1,614,628	296,248	28,243	37,964	13,941	1,991,024	
Student loans	—	48,804	—	—	3,476	52,280	
Other loans and accounts receivable	8,764	965	121	8,141	1,275	19,266	
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228	
Residential mortgage loans							
Loans secured by mortgage finance bonds	—	1,267	—	—	123	1,390	
Endorsable mortgage mutual loans	—	10,603	—	—	446	11,049	
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	
Other mutual loans for housing	—	12,714,211	—	—	327,154	13,041,365	
Lease transactions for housing (1)	—	—	—	—	—	—	
Other loans and accounts receivable	—	154,542	—	—	10,240	164,782	
Subtotal	—	12,880,623	—	—	337,963	13,218,586	
Consumer loans							
Consumer loans in installments	—	3,007,298	—	—	246,349	3,253,647	
Current account debtors	—	270,268	—	—	13,657	283,925	
Credit card debtors	—	1,981,073	—	—	30,976	2,012,049	
Consumer lease transactions [(1)]	—	320	—	—	—	320	
Other loans and accounts receivable	—	4	—	—	1,361	1,365	
Subtotal	—	5,258,963	—	—	292,343	5,551,306	
Total	**14,747,258**	**22,580,091**	**246,297**	**284,767**	**1,016,707**	**38,875,120**	

(1)   In this item, the Bank finances for its customers the acquisition of movable and immovable property through financial lease contracts. As of December 31, 2024, Ch$992,848 million correspond to finance leases on real estate assets and Ch$998,496 million correspond to finance leases on movable property.




	Allowances established								
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation			Deductible guarantees Fogape Covid-19		Net Financial Asset
	Individual	Group	Individual	Individual	Group	Subtotal		Total	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(96,621)	(25,815)	(2,150)	(62,373)	(75,510)	(262,469)	(2,764)	(265,233)	14,847,775
	(21,952)	(79)	(443)	(1,783)	(208)	(24,465)	—	(24,465)	1,425,245
	(15)	—	—	—	—	(15)	—	(15)	147
	(21,019)	(1,255)	(799)	(2,064)	(1,722)	(26,859)	—	(26,859)	535,438
	—	—	—	—	—	—	—	—	—
	(2,672)	(2,102)	(497)	(2,102)	(1,062)	(8,435)	—	(8,435)	188,384
	(1,061)	(2,910)	(157)	(917)	(5,999)	(11,044)	—	(11,044)	112,706
	(10,887)	(787)	(292)	(25)	(63)	(12,054)	—	(12,054)	584,858
	(3,808)	(2,086)	(99)	(10,831)	(2,967)	(19,791)	(397)	(20,188)	1,970,836
	—	(2,148)	—	—	(2,417)	(4,565)	—	(4,565)	47,715
	(300)	(18)	(11)	(6,620)	(488)	(7,437)	—	(7,437)	11,829
	(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933
	—	(2)	—	—	(7)	(9)	—	(9)	1,381
	—	(7)	—	—	(39)	(46)	—	(46)	11,003
	—	—	—	—	—	—	—	—	—
	—	(15,623)	—	—	(21,520)	(37,143)	—	(37,143)	13,004,222
	—	—	—	—	—	—	—	—	—
	—	(227)	—	—	(975)	(1,202)	—	(1,202)	163,580
	—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186
	—	(137,888)	—	—	(142,358)	(280,246)	—	(280,246)	2,973,401
	—	(12,566)	—	—	(5,433)	(17,999)	—	(17,999)	265,926
	—	(49,598)	—	—	(18,229)	(67,827)	—	(67,827)	1,944,222
	—	(4)	—	—	—	(4)	—	(4)	316
	—	(1)	—	—	(1,312)	(1,313)	—	(1,313)	52
	—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917
	(158,335)	**(253,116)**	**(4,448)**	**(86,715)**	**(280,309)**	**(782,923)**	**(3,161)**	**(786,084)**	**38,089,036**

361

BANCO DE CHILE AND SUBSIDIARIES

(e) Contingent loan: At the close of each reporting year, the contingent credit risk exposure is as follows:

As of December 31, 2025	Outstanding exposure before provisions					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Guarantees and sureties	288,155	555	—	—	—	288,710
Letters of credit for goods circulation operations	449,025	395	339	—	—	449,759
Debt purchase commitments in local currency abroad	—	—	—	—	—	—
Transactions related to contingent events	3,062,574	65,077	32,556	12,653	401	3,173,261
Undrawn credit lines with immediate termination	1,644,538	9,795,652	6,174	1,160	6,258	11,453,782
Undrawn credit lines	—	—	—	—	—	—
Other irrevocable loan commitments	69,191	—	—	—	—	69,191
Other contingent loans	—	—	—	—	—	—
Total	**5,513,483**	**9,861,679**	**39,069**	**13,813**	**6,659**	**15,434,703**



As of December 31, 2024	Outstanding exposure before provisions					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Guarantees and sureties	335,420	705	597	15	—	336,737
Letters of credit for goods circulation operations	441,899	240	77	—	—	442,216
Debt purchase commitments in local currency abroad	—	—	—	—	—	—
Transactions related to contingent events	3,002,848	64,429	33,791	23,155	403	3,124,626
Undrawn credit lines with immediate termination	1,516,269	9,594,526	5,762	1,333	7,410	11,125,300
Undrawn credit lines	—	—	—	—	—	—
Other irrevocable loan commitments	51,889	—	—	—	—	51,889
Other contingent loans	—	—	—	—	—	—
Total	**5,348,325**	**9,659,900**	**40,227**	**24,503**	**7,813**	**15,080,768**





	Provisions established						Net exposure for credit risk of contingent loans
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		Total	
	Individual	Group	Individual	Individual	Group		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(4,410)	(4)	—	—	—	(4,414)	284,296
	(690)	(2)	(21)	—	—	(713)	449,046
	—	—	—	—	—	—	—
	(28,987)	(668)	(2,818)	(5,749)	(171)	(38,393)	3,134,868
	(2,991)	(32,626)	(85)	(747)	(3,485)	(39,934)	11,413,848
	—	—	—	—	—	—	—
	(1,059)	—	—	—	—	(1,059)	68,132
	—	—	—	—	—	—	—
	(38,137)	**(33,300)**	**(2,924)**	**(6,496)**	**(3,656)**	**(84,513)**	**15,350,190**

‹ 363 ›

	Provisions established						Net exposure for credit risk of contingent loans
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		Total	
	Individual	Group	Individual	Individual	Group		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(4,855)	(8)	(83)	(10)	—	(4,956)	331,781
	(1,037)	—	(2)	—	—	(1,039)	441,177
	—	—	—	—	—	—	—
	(30,827)	(669)	(2,736)	(13,595)	(153)	(47,980)	3,076,646
	(2,916)	(4,666)	(73)	(795)	(3,539)	(11,989)	11,113,311
	—	—	—	—	—	—	—
	(1,573)	—	—	—	—	(1,573)	50,316
	—	—	—	—	—	—	—
	(41,208)	**(5,343)**	**(2,894)**	**(14,400)**	**(3,692)**	**(67,537)**	**15,013,231**

BANCO DE CHILE AND SUBSIDIARIES

(f)   Allowances:

Summary of changes in loans to banks allowances constituted by credit risk portfolio in the year:

Loans to Banks	Changes in allowances established by portfolio in the year			
	Individual Evaluation			Total
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2025	888	—	—	888
Allowances established/ released:				
Change in measurement without portfolio reclassification during the year	(64)	—	—	(64)
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):				
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-performing individual	—	—	—	—
Transfer from Substandard to Non-performing individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-performing individual to Substandard	—	—	—	—
Transfer from Non-performing individual to Normal individual	—	—	—	—
New originated loans	1,807	—	—	1,807
New loans from the conversion of contingent exposures into loans	—	—	—	—
New loans purchased	—	—	—	—
Sales or transfers of loans	—	—	—	—
Payment of loans	(2,653)	—	—	(2,653)
Use of allowances due to write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	(68)	—	—	(68)
Other changes in allowances	759	—	—	759
Balance as of December 31, 2025	**669**	**—**	**—**	**669**




SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

Loans to Banks	Changes in allowances established by portfolio in the year			
	Individual Evaluation			Total
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	751	—	—	751
Allowances established/ released:				
Change in measurement without portfolio reclassification during the year	75	—	—	75
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):				
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-performing individual	—	—	—	—
Transfer from Substandard to Non-performing individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-performing individual to Substandard	—	—	—	—
Transfer from Non-performing individual to Normal individual	—	—	—	—
New originated loans	1,606	—	—	1,606
New loans from the conversion of contingent exposures into loans	—	—	—	—
New loans purchased	—	—	—	—
Sales or transfers of loans	—	—	—	—
Payment of loans	(2,540)	—	—	(2,540)
Use of allowances due to write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	114	—	—	114
Other changes in allowances	882	—	—	882
Balance as of December 31, 2024	**888**	**—**	**—**	**888**

BANCO DE CHILE AND SUBSIDIARIES

Summary of changes in commercial loan allowances constituted by credit risk portfolio in the year:

Commercial loans	Changes in allowances established by portfolio in the year			
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	
	Individual	Group	Individual	
	MCh$	MCh$	MCh$	
Balance as of January 1, 2025	158,335	37,200	4,448	
Allowance established/ released:				
Change in measurement without portfolio reclassification during the year	(1,816)	21,804	3,241	
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):				
Transfer from Normal individual to Substandard	(3,266)	—	6,327	
Transfer from Normal individual to Non-performing individual	(164)	—	—	
Transfer from Substandard to Non-performing individual	—	—	(3,941)	
Transfer from Substandard to Normal individual	408	—	(677)	
Transfer from Non-performing individual to Substandard	—	—	16	
Transfer from Non-performing individual to Normal individual	11	—	—	
Transfer from Normal group to Non-performing group	—	(15,019)	—	
Transfer from Non-performing group to Normal group	—	629	—	
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	
Transfer from Group (normal, Non-performing) to Individual (normal, substandard, Non-performing)	979	(1,020)	162	
New originated loans	238,733	27,077	6,154	
New loans from the conversion of contingent exposures into loans	16,264	10,278	1,076	
New loans purchased	—	—	—	
Sales or transfers of loans	—	—	—	
Payment of loans	(260,129)	(41,785)	(9,566)	
Use of allowances due to write-offs	—	—	—	
Recovery of written-off loans	—	20	—	
Changes to models and assumptions	—	—	—	
Foreign exchange differences	(5,457)	(135)	(273)	
Other changes in allowances	—	—	—	
Balance as of December 31, 2025	**143,898**	**39,049**	**6,967**	




	Changes in allowances established by portfolio in the year				
	Non-performing Portfolio Evaluation		Subtotal	Deductible guarantees Fogape Covid-19	Total
	Individual	Group			
	MCh$	MCh$	MCh$	MCh$	MCh$
	86,715	90,436	377,134	3,161	380,295
	20,276	5,242	48,747	—	48,747
	—	—	3,061	—	3,061
	1,934	—	1,770	—	1,770
	13,409	—	9,468	—	9,468
	—	—	(269)	—	(269)
	(469)	—	(453)	—	(453)
	(149)	—	(138)	—	(138)
	—	39,548	24,529	—	24,529
	—	(9,650)	(9,021)	—	(9,021)
	—	—	—	—	—
	75	(144)	52	—	52
	5,271	13,566	290,801	—	290,801
	1,690	1,123	30,431	—	30,431
	—	—	—	—	—
	—	—	—	—	—
	(22,118)	(26,068)	(359,666)	—	(359,666)
	(13,218)	(25,396)	(38,614)	—	(38,614)
	—	119	139	—	139
	—	—	—	—	—
	(1,504)	(179)	(7,548)	—	(7,548)
	—	—	—	(1,689)	(1,689)
	91,912	**88,597**	**370,423**	**1,472**	**371,895**

BANCO DE CHILE AND SUBSIDIARIES

⟨ 368 ⟩

	Changes in allowances established by portfolio in the year			
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	
	Individual	Group	Individual	
Commercial loans	MCh$	MCh$	MCh$	
Balance as of January 1, 2024	148,685	36,590	9,317	
Allowance established/ released:				
Change in measurement without portfolio reclassification during the year	12,273	23,728	2,975	
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):				
Transfer from Normal individual to Substandard	(2,926)	—	4,955	
Transfer from Normal individual to Non-performing individual	(311)	—	—	
Transfer from Substandard to Non-performing individual	—	—	(6,562)	
Transfer from Substandard to Normal individual	438	—	(676)	
Transfer from Non-performing individual to Substandard	—	—	279	
Transfer from Non-performing individual to Normal individual	5	—	—	
Transfer from Normal group to Non-performing group	—	(16,109)	—	
Transfer from Non-performing group to Normal group	—	646	—	
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	
Transfer from Group (normal, non-performing) to Individual (normal, substandard, non-performing)	677	(958)	343	
New originated loans	225,544	24,756	5,359	
New loans from the conversion of contingent exposures into loans	13,527	9,197	1,178	
New loans purchased	—	—	—	
Sales or transfers of loans	(46)	(163)	—	
Payment of loans	(247,038)	(40,754)	(12,902)	
Use of allowances due to write-offs	—	—	—	
Recovery of written-off loans	—	87	—	
Changes to models and assumptions	—	—	—	
Foreign exchange differences	7,507	180	182	
Other changes in allowances	—	—	—	
Balance as of December 31, 2024	**158,335**	**37,200**	**4,448**	





	Changes in allowances established by portfolio in the year				
	Non-performing Portfolio Evaluation		Subtotal	Deductible guarantees Fogape Covid-19	Total
	Individual	Group			
	MCh$	MCh$	MCh$	MCh$	MCh$
	74,645	87,837	357,074	9,131	366,205
	30,966	9,947	79,889	—	79,889
	—	—	2,029	—	2,029
	2,348	—	2,037	—	2,037
	17,295	—	10,733	—	10,733
	—	—	(238)	—	(238)
	(2,159)	—	(1,880)	—	(1,880)
	(34)	—	(29)	—	(29)
	—	43,775	27,666	—	27,666
	—	(9,551)	(8,905)	—	(8,905)
	—	—	—	—	—
	223	(146)	139	—	139
	19,371	16,253	291,283	—	291,283
	2,067	1,090	27,059	—	27,059
	—	—	—	—	—
	(240)	—	(449)	—	(449)
	(34,187)	(30,359)	(365,240)	—	(365,240)
	(25,666)	(28,663)	(54,329)	—	(54,329)
	—	—	87	—	87
	—	—	—	—	—
	2,086	253	10,208	—	10,208
	—	—	—	(5,970)	(5,970)
	86,715	**90,436**	**377,134**	**3,161**	**380,295**

BANCO DE CHILE AND SUBSIDIARIES

Summary of changes in residential allowances for mortgage loans established by credit risk portfolio in the year:

Residential mortgage loans	Changes in allowances established by portfolio in the year		
	Group Evaluation		
	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2025	15,859	22,541	38,400
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	3,623	767	4,390
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):			
Transfer from Normal group to Non-performing group	(4,418)	10,190	5,772
Transfer from Non-performing group to Normal group	535	(2,015)	(1,480)
New originated loans	1,496	10	1,506
New loans from the conversion of contingent exposures into loans	—	—	—
New loans purchased	—	—	—
Sales or transfers of loans	(965)	(4,700)	(5,665)
Payment of loans	—	(812)	(812)
Use of allowances due to write-offs	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2025	**16,130**	**25,981**	**42,111**




Residential mortgage loans	Changes in allowances established by portfolio in the year		
	Group Evaluation		
	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2024	16,188	17,818	34,006
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	3,314	1,846	5,160
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):			
Transfer from Normal group to Non-performing group	(4,346)	9,780	5,434
Transfer from Non-performing group to Normal group	442	(1,819)	(1,377)
New originated loans	1,505	192	1,697
New loans from the conversion of contingent exposures into loans	—	—	—
New loans purchased	—	—	—
Sales or transfers of loans	(1,244)	(4,632)	(5,876)
Payment of loans	—	(644)	(644)
Use of allowances due to write-offs	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2024	**15,859**	**22,541**	**38,400**

⟨ 371 ⟩

BANCO DE CHILE AND SUBSIDIARIES

Summary of changes in allowances for consumer loans established by credit risk portfolio in the year:

| | Changes in allowances established by portfolio in the year | | |
| | Group Evaluation | | |
Consumer loans	Normal Portfolio MCh$	Non-performing Portfolio MCh$	Total MCh$
Balance as of January 1, 2025	200,057	167,332	367,389
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	189,896	49,430	239,326
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):			
Transfer from Normal group to Non-performing group	(155,357)	187,954	32,597
Transfer from Non-performing group to Normal group	6,242	(38,151)	(31,909)
New originated loans	89,298	89,118	178,416
New loans from the conversion of contingent exposures into loans	168,066	1,658	169,724
New loans purchased	—	—	—
Sales or transfers of loans	—	—	—
Payment of loans	(282,980)	(92,752)	(375,732)
Use of allowances due to write-offs	—	(194,440)	(194,440)
Recovery of written-off loans	1,160	—	1,160
Changes to models and assumptions	43,987	(7,328)	36,659
Foreign exchange differences	(223)	(2)	(225)
Other changes in allowances	—	—	—
Balance as of December 31, 2025	**260,146**	**162,819**	**422,965**




Consumer loans	Changes in allowances established by portfolio in the year		
	Group Evaluation		
	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2024	214,873	153,884	368,757
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	169,484	78,923	248,407
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):			
Transfer from Normal group to Non-performing group	(129,215)	167,500	38,285
Transfer from Non-performing group to Normal group	15,115	(38,102)	(22,987)
New originated loans	92,911	78,148	171,059
New loans from the conversion of contingent exposures into loans	79,922	2,539	82,461
New loans purchased	—	—	—
Sales or transfers of loans	—	—	—
Payment of loans	(245,469)	(65,987)	(311,456)
Use of allowances due to write-offs	—	(209,577)	(209,577)
Recovery of written-off loans	2,310	—	2,310
Changes to models and assumptions	—	—	—
Foreign exchange differences	126	4	130
Other changes in allowances	—	—	—
Balance as of December 31, 2024	**200,057**	**167,332**	**367,389**

BANCO DE CHILE AND SUBSIDIARIES

Summary of changes in provisions for contingent credit losses established by credit risk portfolio in the year:

	Changes in provisions established by portfolio in the year					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
Contingent loan exposure	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2025	41,208	5,343	2,894	14,400	3,692	67,537
Provisions established / released:						
Change in measurement without portfolio reclassification during the year	1,492	16,043	285	3,474	1,962	23,256
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):						
Transfer from Normal individual to Substandard	(272)	—	599	—	—	327
Transfer from Normal individual to Non-performing individual	(1)	—	—	69	—	68
Transfer from Substandard to Non-performing individual	—	—	(172)	1,242	—	1,070
Transfer from Substandard to Normal individual	173	—	(374)	—	—	(201)
Transfer from Non-performing individual to Substandard	—	—	1	(53)	—	(52)
Transfer from Non-performing individual to Normal individual	—	—	—	(36)	—	(36)
Transfer from Normal group to Non-performing group	—	(301)	—	—	3,427	3,126
Transfer from Non-performing group to Normal group	—	17	—	—	(1,836)	(1,819)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—
Transfer from Group (normal, non-performing) to Individual (normal, substandard, non-performing)	67	(49)	20	—	—	38
New contingent loans granted	32,199	2,575	8,550	138	320	43,782
Contingent loans for conversion from contingent to loans	(2,036)	(5,941)	(23)	(1,448)	(1,508)	(10,956)
Changes to models and assumptions	—	27,208	—	—	531	27,739
Foreign exchange differences	(682)	(1,021)	(12)	(20)	(147)	(1,882)
Other changes in allowances	(34,011)	(10,574)	(8,844)	(11,270)	(2,785)	(67,484)
Balance as of December 31, 2025	**38,137**	**33,300**	**2,924**	**6,496**	**3,656**	**84,513**






Contingent loan exposure	Changes in provisions established by portfolio in the year					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-performing Portfolio Evaluation		Total
	Individual	Group	Individual	Individual	Group	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	42,022	4,967	4,017	6,102	4,119	61,227
Provisions established / released:						
Change in measurement without portfolio reclassification during the year	9,096	4,119	178	3,755	2,566	19,714
Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)):						
Transfer from Normal individual to Substandard	(173)	—	279	—	—	106
Transfer from Normal individual to Non-performing individual	(6)	—	—	65	—	59
Transfer from Substandard to Non-performing individual	—	—	(1,086)	9,064	—	7,978
Transfer from Substandard to Normal individual	65	—	(107)	—	—	(42)
Transfer from Non-performing individual to Substandard	—	—	5	(74)	—	(69)
Transfer from Non-performing individual to Normal individual	—	—	—	(9)	—	(9)
Transfer from Normal group to Non-performing group	—	(125)	—	—	3,303	3,178
Transfer from Non-performing group to Normal group	—	3	—	—	(2,647)	(2,644)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—
Transfer from Group (normal, Non-performing) to Individual (normal, substandard, non-performing)	64	(48)	5	4	(17)	8
New contingent loans granted	35,457	1,687	13,543	559	534	51,780
Contingent loans for conversion from contingent to loans	(1,382)	(3,100)	(135)	(1,220)	(1,436)	(7,273)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	971	226	13	27	190	1,427
Other changes in allowances	(44,906)	(2,386)	(13,818)	(3,873)	(2,920)	(67,903)
Balance as of December 31, 2024	**41,208**	**5,343**	**2,894**	**14,400**	**3,692**	**67,537**

‹ 375 ›

BANCO DE CHILE AND SUBSIDIARIES

g)   **Economic activity sector:**

At the closing of each reporting year, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:



376

	Loans and Contingent loans Exposure			
	Domestic loans		Foreign loans	
	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$
Loans to Banks	—	300,042	399,792	367,661
Commercial loans				
Agriculture and livestock	792,012	750,478	—	—
Fruit	659,003	729,645	—	—
Forestry	83,379	89,520	—	—
Fishing	31,154	29,364	—	—
Mining	245,015	864,692	—	—
Oil and natural gas	111	211	—	—
Product manufacturing industry:				
Food, beverages and tobacco	715,555	656,889	—	—
Textile, leather and footwear	23,912	28,712	—	—
Wood and furniture	83,497	89,196	—	—
Cellulose, paper and printing	17,199	15,838	—	—
Chemicals and petroleum derivatives	167,865	321,593	—	—
Metallic, non-metallic, machinery and others	511,841	481,778	—	—
Electricity, gas and water	238,995	241,941	1,366	104,988
Home building	174,440	193,923	—	—
Non-residential constructions (office, civil works)	493,346	481,437	—	—
Wholesale trade	1,489,446	1,578,109	—	—
Retail trade, restaurants and hotels	1,043,462	1,038,501	—	—
Transport and storage	1,036,044	1,033,066	—	—
Telecommunications	198,462	213,992	—	—
Financial services	2,806,363	2,994,709	36,163	—
Business services	2,274,095	1,965,847	—	—
Real estate services	3,533,269	3,345,600	2,323	14,882
Student loans	47,266	52,280	—	—
Public administration, defense and police	26,103	16,882	—	—
Social services and other community services	907,128	898,419	—	—
Personal services	1,870,541	1,872,736	—	—
Subtotal	**19,469,503**	**19,985,358**	**39,852**	**119,870**
Residential mortgage loans	**13,916,618**	**13,218,586**	**—**	**—**
Consumer loans	**5,765,997**	**5,551,306**	**—**	**—**
Contingent loan exposure	**15,434,703**	**15,080,768**	**—**	**—**



SUPPLIERS   LEGAL AND REGULATORY COMPLIANCE   COMMITMENT TO CHILE   MATERIAL OR ESSENTIAL EVENTS   ADDITIONAL INFORMATION   12 FINANCIAL REPORTING

377

	Total 2025 MCh$	Total 2024 MCh$	Allowances Established					
			Domestic loans		Foreign loans		Total	Total
			2025	2024	2025	2024	2025	2024
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	399,792	**667,703**	**—**	**(154)**	**(669)**	**(734)**	**(669)**	**(888)**
	792,012	750,478	(14,497)	(13,556)	—	—	(14,497)	(13,556)
	659,003	729,645	(10,315)	(11,755)	—	—	(10,315)	(11,755)
	83,379	89,520	(6,035)	(4,100)	—	—	(6,035)	(4,100)
	31,154	29,364	(1,837)	(2,890)	—	—	(1,837)	(2,890)
	245,015	864,692	(2,548)	(4,781)	—	—	(2,548)	(4,781)
	111	211	(7)	(8)	—	—	(7)	(8)
	715,555	656,889	(10,827)	(11,773)	—	—	(10,827)	(11,773)
	23,912	28,712	(597)	(910)	—	—	(597)	(910)
	83,497	89,196	(3,069)	(2,479)	—	—	(3,069)	(2,479)
	17,199	15,838	(671)	(442)	—	—	(671)	(442)
	167,865	321,593	(6,228)	(7,422)	—	—	(6,228)	(7,422)
	511,841	481,778	(10,139)	(10,848)	—	—	(10,139)	(10,848)
	240,361	346,929	(2,989)	(3,078)	(58)	(149)	(3,047)	(3,227)
	174,440	193,923	(5,100)	(5,608)	—	—	(5,100)	(5,608)
	493,346	481,437	(8,128)	(10,462)	—	—	(8,128)	(10,462)
	1,489,446	1,578,109	(45,131)	(47,598)	—	—	(45,131)	(47,598)
	1,043,462	1,038,501	(42,420)	(41,042)	—	—	(42,420)	(41,042)
	1,036,044	1,033,066	(31,049)	(28,039)	—	—	(31,049)	(28,039)
	198,462	213,992	(3,233)	(3,015)	—	—	(3,233)	(3,015)
	2,842,526	2,994,709	(25,757)	(27,470)	(633)	—	(26,390)	(27,470)
	2,274,095	1,965,847	(53,104)	(53,499)	—	—	(53,104)	(53,499)
	3,535,592	3,360,482	(20,968)	(23,908)	(5)	(819)	(20,973)	(24,727)
	47,266	52,280	(4)	(4,564)	—	—	(4)	(4,564)
	26,103	16,882	(273)	(207)	—	—	(273)	(207)
	907,128	898,419	(18,986)	(16,821)	—	—	(18,986)	(16,821)
	1,870,541	1,872,736	(47,287)	(43,052)	—	—	(47,287)	(43,052)
	19,509,355	**20,105,228**	**(371,199)**	**(379,327)**	**(696)**	**(968)**	**(371,895)**	**(380,295)**
	13,916,618	**13,218,586**	**(42,111)**	**(38,400)**	**—**	**—**	**(42,111)**	**(38,400)**
	5,765,997	**5,551,306**	**(422,965)**	**(367,389)**	**—**	**—**	**(422,965)**	**(367,389)**
	15,434,703	**15,080,768**	**(84,513)**	**(67,537)**	**—**	**—**	**(84,513)**	**(67,537)**

BANCO DE CHILE AND SUBSIDIARIES

(h) Residential mortgage loans and their allowances established by outstanding loan principal owed to value of mortgage collateral (PVG) and past due, respectively:

As of December 31, 2025

Loan Tranche / Guarantee Value (%)	Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	2,150,230	46,627	20,991	8,964	20,074	2,246,886
40% < PVG <= 80%	9,949,544	264,207	116,564	54,478	185,737	10,570,530
80% < PVG <= 90%	779,994	11,420	3,879	1,987	8,982	806,262
PVG > 90%	289,177	544	994	288	1,937	292,940
Total	**13,168,945**	**322,798**	**142,428**	**65,717**	**216,730**	**13,916,618**

As of December 31, 2024

Loan Tranche / Guarantee Value (%)	Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,936,055	32,620	15,536	6,165	17,148	2,007,524
40% < PVG <= 80%	9,566,995	232,095	106,604	46,471	147,162	10,099,327
80% < PVG <= 90%	623,624	10,068	3,846	1,801	7,690	647,029
PVG > 90%	457,769	1,442	442	591	4,462	464,706
Total	**12,584,443**	**276,225**	**126,428**	**55,028**	**176,462**	**13,218,586**



| | Allowances established of Residential mortgage loans (MCh$) | | | | | |
| | Days in default at the end of the year | | | | | |
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
	(1,715)	(647)	(597)	(361)	(1,090)	(4,410)
	(10,739)	(4,196)	(3,651)	(2,269)	(11,026)	(31,881)
	(1,702)	(402)	(281)	(180)	(1,456)	(4,021)
	(1,227)	(50)	(46)	(31)	(445)	(1,799)
	(15,383)	**(5,295)**	**(4,575)**	**(2,841)**	**(14,017)**	**(42,111)**

| | Allowances established of Residential mortgage loans (MCh$) | | | | | |
| | Days in default at the end of the year | | | | | |
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
	(1,404)	(480)	(427)	(226)	(964)	(3,501)
	(10,565)	(4,022)	(3,335)	(1,893)	(8,749)	(28,564)
	(1,650)	(352)	(309)	(184)	(1,279)	(3,774)
	(1,432)	(62)	(37)	(51)	(979)	(2,561)
	(15,051)	**(4,916)**	**(4,108)**	**(2,354)**	**(11,971)**	**(38,400)**

BANCO DE CHILE AND SUBSIDIARIES

(i) Loans to Banks and Commercial loans and their allowances established by classification category:

The concentration of loans to banks and commercial loans and their allowances established by classification category is as follows:

< 380 >

As of December 31, 2025	Individual Evaluation											
	Normal Portfolio							Substandard Portfolio				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks												
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	204,397	—	—	—	204,397	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	21,658	121,875	51,862	—	—	—	195,395	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in current accounts in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—
Other loans with banks	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	21,658	121,875	256,259	—	—	—	399,792	—	—	—	—	—
Allowances established	8	101	560	—	—	—	669	—	—	—	—	—
% Allowances established	0,04%	0,08%	0,22%	—	—	—	0,17%	—	—	—	—	—
Commercial loans												
Commercial loans	—	1,153,508	1,728,748	1,785,471	3,797,965	1,954,865	10,420,557	80,779	53,741	30,679	10,101	175,300
Chilean exports foreign trade loans	—	6,283	174,057	82,591	214,240	137,380	614,551	3,328	2,066	1,517	5,431	12,342
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	273	273	—	—	—	—	—
Chilean imports foreign trade loans	—	5,112	70,520	87,286	131,969	174,155	469,042	5,534	1,066	—	—	6,600
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	6	10,302	14,009	34,429	24,460	83,206	3,529	1,301	291	287	5,408
Credit card debtors	—	337	1,625	4,112	11,307	11,388	28,769	725	285	84	12	1,106
Factoring transactions	—	332,348	155,891	41,115	146,837	118,188	794,379	3,352	549	—	—	3,901
Commercial lease transactions	—	42,246	98,668	329,583	698,835	545,216	1,714,548	17,936	4,005	2,151	4,073	28,165
Student loans	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	744	1,680	1,303	2,503	2,177	8,407	73	45	2	6	126
Subtotal	—	1,540,584	2,241,491	2,345,470	5,038,085	2,968,102	14,133,732	115,256	63,058	34,724	19,910	232,948
Allowances established	—	1,035	3,616	20,130	53,536	65,581	143,898	2,838	1,225	222	2,682	6,967
% Allowances established	—	0.07%	0.16%	0.86%	1.06%	2.21%	1.02%	2.46%	1.94%	0.64%	13.47%	2.99%

	Individual Evaluation								Group Evaluation				Provisions of deductible guarantees Fogape Covid-19
	Non-performing Portfolio							Total	Normal Portfolio	Portfolio Non-performing	Total	Total	
	C1	C2	C3	C4	C5	C6	Subtotal						
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	204,397	—	—	—	204,397	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	195,395	—	—	—	195,395	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	399,792	—	—	—	399,792	—
	—	—	—	—	—	—	—	669	—	—	—	669	—
	—	—	—	—	—	—	—	0,17%	—	—	—	0,17%	—
	81,076	39,461	18,204	25,097	9,558	41,478	214,874	10,810,731	3,864,529	354,171	4,218,700	15,029,431	1,337
	9,032	538	—	472	1,366	2,473	13,881	640,774	2,558	133	2,691	643,465	—
	—	—	—	—	—	—	—	273	—	—	—	273	—
	—	—	—	886	1,999	1,258	4,143	479,785	43,692	2,213	45,905	525,690	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	580	141	32	131	89	1,681	2,654	91,268	89,653	2,413	92,066	183,334	—
	124	103	27	77	125	924	1,380	31,255	91,388	12,175	103,563	134,818	—
	—	20	—	—	—	98	118	798,398	35,559	11	35,570	833,968	—
	4,635	8,868	1,512	15,394	10,707	1,038	42,154	1,784,867	296,688	14,238	310,926	2,095,793	135
	—	—	—	—	—	—	—	—	44,179	3,088	47,267	47,267	—
	225	10	81	381	788	3,422	4,907	13,440	728	1,148	1,876	15,316	—
	95,672	49,141	19,856	42,438	24,632	52,372	284,111	14,650,791	4,468,974	389,590	4,858,564	19,509,355	—
	1,914	4,914	4,964	16,975	16,010	47,135	91,912	242,777	39,049	88,597	127,646	370,423	1,472
	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	32.35%	1.66%	0.87%	22.74%	2.63%	1.90%	—

BANCO DE CHILE AND SUBSIDIARIES

As of December 31, 2024	Individual Evaluation											
	Normal Portfolio							Substandard Portfolio				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks												
Interbank loans for liquidity	200,028	100,014	—	—	—	—	300,042	—	—	—	—	—
Commercial interbank loans	—	—	269,191	—	—	—	269,191	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	14,614	32,260	51,596	—	—	—	98,470	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in current accounts in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—
Other loans with banks	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	214,642	132,274	320,787	—	—	—	667,703	—	—	—	—	—
Allowances established	77	109	702	—	—	—	888	—	—	—	—	—
% Allowances established	0,04%	0,08%	0,22%	—	—	—	0,13%	—	—	—	—	—
Commercial loans												
Commercial loans	—	978,748	1,683,111	2,093,769	3,504,563	2,252,173	10,512,364	98,731	51,153	35,812	9,032	194,728
Chilean exports foreign trade loans	—	563,237	298,742	198,222	209,936	158,691	1,428,828	4,414	2,594	—	—	7,008
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	162	162	—	—	—	—	—
Chilean imports foreign trade loans	—	10,607	47,176	98,073	178,454	169,514	503,824	5,419	275	—	—	5,694
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	12	24,388	31,693	19,000	22,329	97,422	3,033	1,124	923	189	5,269
Credit card debtors	—	294	1,291	3,936	10,178	9,801	25,500	664	332	112	12	1,120
Factoring transactions	2,081	159,861	108,439	29,667	163,282	92,436	555,766	4,041	73	—	—	4,114
Commercial lease transactions	—	49,621	77,816	334,046	636,573	516,572	1,614,628	16,016	10,619	1,184	424	28,243
Student loans	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	479	1,649	1,352	2,651	2,633	8,764	66	51	4	—	121
Subtotal	2,081	1,762,859	2,242,612	2,790,758	4,724,637	3,224,311	14,747,258	132,384	66,221	38,035	9,657	246,297
Allowances established	1	1,188	3,494	24,871	51,771	77,010	158,335	2,865	639	428	516	4,448
% Allowances established	0.05%	0.07%	0.16%	0.89%	1.10%	2.39%	1.07%	2.16%	0.96%	1.13%	5.34%	1.81%

 382



	Individual Evaluation								Group Evaluation			Total	Provisions of deductible guarantees Fogape Covid-19
	Non-performing Portfolio							Total	Normal Portfolio	Portfolio Non-performing	Total		
	C1	C2	C3	C4	C5	C6	Subtotal						
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	300,042	—	—	—	300,042	—
	—	—	—	—	—	—	—	269,191	—	—	—	269,191	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	98,470	—	—	—	98,470	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	667,703	—	—	—	667,703	—
	—	—	—	—	—	—	—	888	—	—	—	888	—
	—	—	—	—	—	—	—	0,13%	—	—	—	0,13%	—
	86,932	37,379	12,894	34,843	11,763	35,656	219,467	10,926,559	3,835,557	350,892	4,186,449	15,113,008	2,764
	8,494	—	—	334	—	1,645	10,473	1,446,309	3,006	395	3,401	1,449,710	—
	—	—	—	—	—	—	—	162	—	—	—	162	—
	384	—	—	141	1,640	1,038	3,203	512,721	46,538	3,038	49,576	562,297	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	513	86	1,061	593	151	1,647	4,051	106,742	87,836	2,241	90,077	196,819	—
	235	70	49	74	196	817	1,441	28,061	84,721	10,968	95,689	123,750	—
	—	—	—	—	—	27	27	559,907	36,830	175	37,005	596,912	—
	4,621	4,616	14,387	11,241	2,419	680	37,964	1,680,835	296,248	13,941	310,189	1,991,024	397
	—	—	—	—	—	—	—	—	48,804	3,476	52,280	52,280	—
	237	12	181	347	786	6,578	8,141	17,026	965	1,275	2,240	19,266	—
	101,416	42,163	28,572	47,573	16,955	48,088	284,767	15,278,322	4,440,505	386,401	4,826,906	20,105,228	—
	2,028	4,216	7,143	19,029	11,020	43,279	86,715	249,498	37,200	90,436	127,636	377,134	3,161
	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	30.45%	1.63%	0.84%	23.40%	2.64%	1.88%	—

383

[Annual Report • Consolidated Financial Statements]

BANCO DE CHILE AND SUBSIDIARIES

(j) Loans and their allowances for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

As of December 31, 2025	Financial assets before allowances					
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		
	Evaluation		Evaluation	Evaluation		
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks						
0 days	275,178	—	—	—	—	275,178
1 to 29 days	124,614	—	—	—	—	124,614
30 to 59 days	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—
Subtotal	399,792	—	—	—	—	399,792
Commercial loans						
0 days	13,955,276	4,239,684	194,788	87,612	96,021	18,573,381
1 to 29 days	167,480	162,816	27,547	41,729	36,686	436,258
30 to 59 days	10,972	51,881	9,409	14,562	38,309	125,133
60 to 89 days	4	14,593	1,204	11,781	21,858	49,440
> = 90 days	—	—	—	128,427	196,716	325,143
Subtotal	14,133,732	4,468,974	232,948	284,111	389,590	19,509,355
Residential mortgage loans						
0 days	—	13,093,896	—	—	75,049	13,168,945
1 to 29 days	—	282,937	—	—	39,861	322,798
30 to 59 days	—	99,433	—	—	42,995	142,428
60 to 89 days	—	33,881	—	—	31,836	65,717
> = 90 days	—	—	—	—	216,730	216,730
Subtotal	—	13,510,147	—	—	406,471	13,916,618
Consumer loans						
0 days	—	5,181,589	—	—	81,810	5,263,399
1 to 29 days	—	197,891	—	—	31,921	229,812
30 to 59 days	—	64,450	—	—	39,232	103,682
60 a 89 days	—	26,202	—	—	26,112	52,314
> = 90 days	—	—	—	—	116,790	116,790
Subtotal	—	5,470,132	—	—	295,865	5,765,997
Total Loans	**14,533,524**	**23,449,253**	**232,948**	**284,111**	**1,091,926**	**39,591,762**



	Allowances established								
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio					Net Financial Assets
	Evaluation		Evaluation	Evaluation		Subtotal	Deductible guarantees Fogape Covid-19	Total	
	Individual	Group	Individual	Individual	Group				
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(572)	—	—	—	—	(572)	—	(572)	
	(97)	—	—	—	—	(97)	—	(97)	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	(669)	—	—	—	—	(669)	—	(669)	399,123
	(141,443)	(29,281)	(6,044)	(24,797)	(18,010)	(219,575)	(1,464)	(221,039)	
	(2,223)	(5,252)	(617)	(6,906)	(6,386)	(21,384)	(2)	(21,386)	
	(232)	(3,071)	(211)	(3,211)	(6,560)	(13,285)	(3)	(13,288)	
	—	(1,445)	(95)	(1,734)	(4,372)	(7,646)	—	(7,646)	
	—	—	—	(55,264)	(53,269)	(108,533)	(3)	(108,536)	
	(143,898)	(39,049)	(6,967)	(91,912)	(88,597)	(370,423)	(1,472)	(371,895)	19,137,460
	—	(10,442)	—	—	(4,941)	(15,383)	—	(15,383)	
	—	(2,864)	—	—	(2,431)	(5,295)	—	(5,295)	
	—	(1,888)	—	—	(2,687)	(4,575)	—	(4,575)	
	—	(936)	—	—	(1,905)	(2,841)	—	(2,841)	
	—	—	—	—	(14,017)	(14,017)	—	(14,017)	
	—	(16,130)	—	—	(25,981)	(42,111)	—	(42,111)	13,874,507
	—	(195,078)	—	—	(44,061)	(239,139)	—	(239,139)	
	—	(29,756)	—	—	(17,575)	(47,331)	—	(47,331)	
	—	(22,994)	—	—	(21,719)	(44,713)	—	(44,713)	
	—	(12,318)	—	—	(14,494)	(26,812)	—	(26,812)	
	—	—	—	—	(64,970)	(64,970)	—	(64,970)	
	—	(260,146)	—	—	(162,819)	(422,965)	—	(422,965)	5,343,032
	(144,567)	**(315,325)**	**(6,967)**	**(91,912)**	**(277,397)**	**(836,168)**	**(1,472)**	**(837,640)**	**38,754,122**

BANCO DE CHILE AND SUBSIDIARIES

	Financial assets before allowances						
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			
	Evaluation		Evaluation	Evaluation			
	Individual	Group	Individual	Individual	Group	Total	
As of December 31, 2024	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	
Loans to Banks							
0 days	596,974	—	—	—	—	596,974	
1 to 29 days	70,729	—	—	—	—	70,729	
30 to 59 days	—	—	—	—	—	—	
60 to 89 days	—	—	—	—	—	—	
> = 90 days	—	—	—	—	—	—	
Subtotal	667,703	—	—	—	—	667,703	
Commercial loans							
0 days	14,515,547	4,237,304	212,286	145,211	103,514	19,213,862	
1 to 29 days	218,097	147,190	22,083	18,360	36,055	441,785	
30 to 59 days	13,549	43,058	9,856	22,310	34,271	123,044	
60 to 89 days	65	12,953	2,072	8,749	20,850	44,689	
> = 90 days	—	—	—	90,137	191,711	281,848	
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228	
Residential mortgage loans							
0 days	—	12,518,932	—	—	65,511	12,584,443	
1 to 29 days	—	240,310	—	—	35,915	276,225	
30 to 59 days	—	90,398	—	—	36,030	126,428	
60 to 89 days	—	30,983	—	—	24,045	55,028	
> = 90 days	—	—	—	—	176,462	176,462	
Subtotal	—	12,880,623	—	—	337,963	13,218,586	
Consumer loans							
0 days	—	5,010,755	—	—	92,973	5,103,728	
1 to 29 days	—	176,897	—	—	34,243	211,140	
30 to 59 days	—	53,655	—	—	36,266	89,921	
60 a 89 days	—	17,656	—	—	25,993	43,649	
> = 90 days	—	—	—	—	102,868	102,868	
Subtotal	—	5,258,963	—	—	292,343	5,551,306	
Total Loans	**15,414,961**	**22,580,091**	**246,297**	**284,767**	**1,016,707**	**39,542,823**	

< 386 >



	Allowances established								
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees Fogape Covid-19	Total	Net Financial Assets
	Evaluation		Evaluation	Evaluation		Subtotal			
	Individual	Group	Individual	Individual	Group				
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(800)	—	—	—	—	(800)	—	(800)	
	(88)	—	—	—	—	(88)	—	(88)	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	(888)	—	—	—	—	(888)	—	(888)	666,815
	(155,358)	(28,184)	(3,855)	(35,615)	(18,814)	(241,826)	(3,064)	(244,890)	
	(2,811)	(4,691)	(382)	(3,257)	(7,207)	(18,348)	(56)	(18,404)	
	(165)	(2,900)	(156)	(11,012)	(6,468)	(20,701)	—	(20,701)	
	(1)	(1,425)	(55)	(1,461)	(4,362)	(7,304)	(2)	(7,306)	
	—	—	—	(35,370)	(53,585)	(88,955)	(39)	(88,994)	
	(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933
	—	(10,523)	—	—	(4,528)	(15,051)	—	(15,051)	
	—	(2,661)	—	—	(2,255)	(4,916)	—	(4,916)	
	—	(1,843)	—	—	(2,265)	(4,108)	—	(4,108)	
	—	(832)	—	—	(1,522)	(2,354)	—	(2,354)	
	—	—	—	—	(11,971)	(11,971)	—	(11,971)	
	—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186
	—	(148,953)	—	—	(47,823)	(196,776)	—	(196,776)	
	—	(28,928)	—	—	(19,033)	(47,961)	—	(47,961)	
	—	(15,508)	—	—	(23,119)	(38,627)	—	(38,627)	
	—	(6,668)	—	—	(15,490)	(22,158)	—	(22,158)	
	—	—	—	—	(61,867)	(61,867)	—	(61,867)	
	—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917
	(159,223)	**(253,116)**	**(4,448)**	**(86,715)**	**(280,309)**	**(783,811)**	**(3,161)**	**(786,972)**	**38,755,851**

BANCO DE CHILE AND SUBSIDIARIES

(k) Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable [*]	
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	710,040	668,951	(103,108)	(99,075)	606,932	569,876
Due after 1 year but within 2 years	535,475	501,065	(75,325)	(71,170)	460,150	429,895
Due after 2 years but within 3 years	352,493	343,985	(47,794)	(45,055)	304,699	298,930
Due after 3 years but within 4 years	246,887	211,905	(31,701)	(29,193)	215,186	182,712
Due after 4 years but within 5 years	152,099	165,414	(21,669)	(20,517)	130,430	144,897
Over 5 years	414,606	401,645	(47,937)	(45,823)	366,669	355,822
Total	**2,411,600**	**2,292,965**	**(327,534)**	**(310,833)**	**2,084,066**	**1,982,132**

(*) The net lease receivable does not include past-due portfolio totaling Ch$12,926 million as of December 31, 2025 (Ch$9,212 million in December 2024).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 2 and 15 years.

(l) Purchase of loan portfolio:

During the year ended as of December 31, 2025 and 2024 no portfolio purchases were made.

(m) Sale or transfer of loans:

During the year 2025 and 2024, the following sales or transfers of loans were made:

	2025			
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$
Sale or transfer of current loans	17,954	—	17,954	—
Sale or transfer of written – off loans	—	—	—	—
Total	**17,954**	**—**	**17,954**	**—**

	2024			
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$
Sale or transfer of current loans	4,273	449	4,045	221
Sale or transfer of written – off loans	—	—	18	18
Total	**4,273**	**449**	**4,063**	**239**

(n) Securitization of own assets:

During the year 2025 and 2024, there is no securitization transactions executed involving own assets.



14. INVESTMENTS IN OTHER COMPANIES:

(a) At the end of each year, investments are presented according to the following detail:

Company	Shareholder	Ownership Interest % 2025 %	Ownership Interest % 2024 %	Assets 2025 MCh$	Assets 2024 MCh$
Associates					
Transbank S.A.	Banco de Chile	26.16	26.16	44,601	38,660
Redbanc S.A.	Banco de Chile	38.13	38.13	6,685	5,447
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,296	6,784
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,078	2,704
Administrador Financiero de Transantiago S.A.	Banco de Chile	20.00	20.00	2,101	2,210
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	1,861	1,902
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,511	1,312
Subtotal Associates				66,133	59,019
Joint Ventures					
Servipag Ltda.	Banco de Chile	50.00	50.00	9,695	8,258
Subtotal Joint Venture				9,695	8,258
Subtotal				75,828	67,277
Minority Investments					
Holding Bursátil Regional S.A. [1]	Banchile Corredores de Bolsa			8,387	6,920
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) [1]	Banco de Chile			2,386	2,103
Bolsa Electrónica de Chile, Bolsa de Valores [1]	Banchile Corredores de Bolsa			349	349
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			102	112
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Subtotal Minority Investments				11,232	9,492
Total				**87,060**	**76,769**

(1) Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

BANCO DE CHILE AND SUBSIDIARIES

(b) The change in investments in companies recorded under the equity method in 2025 and 2024 is detailed as follows:

	2025	2024
	MCh$	MCh$
Balance as of January 1,	67,277	65,082
Acquisition of investments in companies	—	—
Share of profit or loss of companies with significant influence and joint control	11,983	8,730
Dividends received	(3,374)	(3,019)
Reclassification to non-current assets for sale	—	(1,572)
Other	(58)	(1,944)
Total	**75,828**	**67,277**

(c) During the year ended December 31, 2025 and 2024, no impairment has been recorded in these investments.

(d) Summarized Financial Information of Associates and Joint Ventures



	Associates			
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	
December 2025	MCh$	MCh$	MCh$	
Current assets	11,318	1,948	113	
Non-current assets	11,014	9,512	11,382	
Total Assets	**22,332**	**11,460**	**11,495**	
Current liabilities	3,816	1,599	608	
Non-current liabilities	229	259	—	
Total Liabilities	**4,045**	**1,858**	**608**	
Equity	18,287	9,602	10,887	
Non-controlling interest	—	—	—	
Total Liabilities and Equity	**22,332**	**11,460**	**11,495**	
Operating income	23,082	7,748	2	
Operating expenses	(15,635)	(6,054)	(54)	
Other income (expenses)	602	364	2,045	
Income before tax	**8,049**	**2,058**	**1,993**	
Income tax	(2,027)	(477)	—	
Income for the year	**6,022**	**1,581**	**1,993**	

Banco de Chile

391

	Associates				Joint Venture
	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$
	17,683	1,510,782	62,043	23,022	75,456
	12,516	126,168	814	12,510	19,150
	30,199	1,636,950	62,857	35,532	94,606
	12,896	1,437,807	51,445	19,976	69,469
	108	29,243	1,659	536	5,748
	13,004	1,467,050	53,104	20,512	75,217
	17,195	169,900	9,753	15,011	19,389
	—	—	—	9	—
	30,199	1,636,950	62,857	35,532	94,606
	63,621	895,308	5,236	8,782	42,073
	(59,339)	(725,117)	(2,654)	(9,302)	(39,118)
	137	(142,240)	696	741	839
	4,419	27,951	3,278	221	3,794
	(1,064)	(5,853)	(773)	34	(920)
	3,355	22,098	2,505	255	2,874

BANCO DE CHILE AND SUBSIDIARIES

	Associates		
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.
December 2024	MCh$	MCh$	MCh$
Current assets	13,958	1,737	60
Non-current assets	9,462	8,223	10,036
Total Assets	**23,420**	**9,960**	**10,096**
Current liabilities	3,585	1,120	551
Non-current liabilities	43	384	—
Total Liabilities	**3,628**	**1,504**	**551**
Equity	19,792	8,456	9,545
Non-controlling interest	—	—	—
Total Liabilities and Equity	**23,420**	**9,960**	**10,096**
Operating income	21,282	6,651	9
Operating expenses	(14,545)	(5,843)	(54)
Other income (expenses)	741	390	1,848
Income before tax	**7,478**	**1,198**	**1,803**
Income tax	(1,853)	(231)	—
Income for the year	**5,625**	**967**	**1,803**


15. INTANGIBLE ASSETS:

(a) The composition of intangible assets as of December 31, 2025 and 2024, are as follows:

	Average useful Life		Average remaining amortization		Gross balance		Accumulated amortization		Net balance	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	4	4	433,543	379,546	(258,965)	(220,990)	174,578	158,556
Total					433,543	379,546	(258,965)	(220,990)	174,578	158,556



	Associates				Joint Venture
	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$
	15,347	1,814,213	58,605	11,562	101,289
	14,062	161,533	887	11,538	21,034
	29,409	**1,975,746**	**59,492**	**23,100**	**122,323**
	13,366	1,811,753	46,985	7,285	98,808
	1,932	17,176	2,371	748	6,999
	15,298	**1,828,929**	**49,356**	**8,033**	**105,807**
	14,111	146,817	10,136	15,058	16,516
	—	—	—	9	—
	29,409	**1,975,746**	**59,492**	**23,100**	**122,323**
	60,139	888,114	5,023	8,979	44,161
	(58,167)	(722,391)	(2,541)	(8,557)	(40,929)
	234	(154,142)	1,424	1,002	1,185
	2,206	**11,581**	**3,906**	**1,424**	**4,417**
	(467)	(1,736)	(855)	(202)	(1,066)
	1,739	**9,845**	**3,051**	**1,222**	**3,351**

BANCO DE CHILE AND SUBSIDIARIES

(b) The change in intangible assets during the year ended December 31, 2025 and 2024, are detailed as follows:

	2025	2024
	MCh$	MCh$
Gross Balance		
Balance as of January 1,	379,546	322,148
Acquisition	58,597	57,617
Disposals/ write-downs	(9,474)	(219)
Transfers	5,567	—
Impairment [*]	(693)	—
Total	**433,543**	**379,546**
Accumulated Amortization		
Balance as of January 1,	(220,990)	(184,944)
Amortization for the year [**]	(41,453)	(36,265)
Disposals/ write-downs	8,304	219
Transfers	(5,055)	—
Impairment [*]	229	—
Total	**(258,965)**	**(220,990)**
Saldo Neto	**174,578**	**158,556**

(*)   See Note 40 Impairment of non-financial assets.
(**) See Note 39 Depreciation and Amortization.

(c) As of December 31, 2025, the Bank records Ch$18,157 million (Ch$13,889 million as of December 31, 2024) of assets associated with technological developments in progress.

(d) As of December 31, 2025 and 2024, there are no restrictions on the Bank's intangible assets. Also, there are no intangible assets held as collateral for the fulfillment of obligations.

16. PROPERTY AND EQUIPMENT:

(a) The properties and equipment as of December 31, 2025 and 2024 are composed of the following:

	Average useful Life		Average remaining depreciation		Gross balance		Accumulated depreciation		Net balance	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Class of property and equipment:										
Land and buildings	25	26	17	18	324,366	327,862	(175,899)	(173,132)	148,467	154,730
Equipment	5	5	3	3	259,367	261,142	(236,924)	(236,146)	22,443	24,996
Others	7	7	4	4	60,170	63,198	(51,666)	(53,851)	8,504	9,347
Total					**643,903**	**652,202**	**(464,489)**	**(463,129)**	**179,414**	**189,073**


Banco de Chile

(b) Changes in property and equipment as of December 31, 2025 and 2024, are detailed as follows:

	December 2025			
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance				
Balance as of January 1, 2025	327,862	261,142	63,198	652,202
Reclassification	1,222	309	(1,531)	—
Additions	6,161	9,854	1,922	17,937
Disposals and sales for the year	(10,853)	(6,138)	(3,413)	(20,404)
Transfers	—	(5,567)	—	(5,567)
Impairment (**)	(26)	(233)	(6)	(265)
Total	**324,366**	**259,367**	**60,170**	**643,903**
Accumulated Depreciation				
Balance as of January 1, 2025	(173,132)	(236,146)	(53,851)	(463,129)
Reclassification	(1,150)	(173)	1,323	—
Depreciation for the year (*)	(9,807)	(11,379)	(2,458)	(23,644)
Disposals and sales for the year	8,190	5,719	3,320	17,229
Transfers	—	5,055	—	5,055
Total	**(175,899)**	**(236,924)**	**(51,666)**	**(464,489)**
Balance as of December 31, 2025	**148,467**	**22,443**	**8,504**	**179,414**

	December 2024			
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance				
Balance as of January 1, 2024	322,766	256,933	61,118	640,817
Additions	7,369	5,286	3,699	16,354
Disposals and sales for the year	(2,273)	(1,075)	(1,619)	(4,967)
Impairment (**) (***)	—	(2)	—	(2)
Total	**327,862**	**261,142**	**63,198**	**652,202**
Accumulated Depreciation				
Balance as of January 1, 2024	(165,286)	(221,083)	(52,791)	(439,160)
Depreciation of the year (*)	(9,725)	(15,881)	(2,566)	(28,172)
Disposals and sales for the year	1,879	818	1,506	4,203
Total	**(173,132)**	**(236,146)**	**(53,851)**	**(463,129)**
Balance as of December 31, 2024	**154,730**	**24,996**	**9,347**	**189,073**

(*) See Note 39 Depreciation and Amortization.
(**) See Note 40 Impairment of non-financial assets.
(***) Does not include provision for write-off of Property and equipment of Ch$1,119 million as of December 31, 2024.

(c) As of December 31, 2025, the Bank records Ch$10,920 million (Ch$5,510 million as of December 31, 2024) in assets under commissioning.

BANCO DE CHILE AND SUBSIDIARIES

(d) As of December 31, 2025 and 2024, there are no restrictions on property and equipment of the Bank and its subsidiaries. Furthermore, there are no property and equipment held as collateral for the fulfillment of obligations.

17. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES:

(a) The detail of the right-of-use assets as of December 31, 2025 and 2024, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance	
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories						
Buildings	111,839	126,655	(62,144)	(63,657)	49,695	62,998
Floor space for ATMs	41,026	36,080	(18,040)	(9,307)	22,986	26,773
Improvements to leased property	28,562	28,783	(21,998)	(21,675)	6,564	7,108
Total	**181,427**	**191,518**	**(102,182)**	**(94,639)**	**79,245**	**96,879**

(b) The changes in rights-of-use assets as of December 31, 2025 and 2024, are detailed as follows:

‹ 396 ›

	December 2025			
	Buildings	Floor space for ATMs	Improvements to leased property	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance				
Balance as of January 1, 2025	126,655	36,080	28,783	191,518
Additions	8,256	5,239	765	14,260
Disposals	(22,850)	(293)	(986)	(24,129)
Remeasurement	(222)	—	—	(222)
Other increases	—	—	—	—
Total	**111,839**	**41,026**	**28,562**	**181,427**
Accumulated Depreciation				
Balance as of January 1, 2025	(63,657)	(9,307)	(21,675)	(94,639)
Depreciation of the year[*]	(19,581)	(9,026)	(1,049)	(29,656)
Disposals	21,321	293	726	22,340
Other increases	(227)	—	—	(227)
Total	**(62,144)**	**(18,040)**	**(21,998)**	**(102,182)**
Balance as of December 31, 2025	**49,695**	**22,986**	**6,564**	**79,245**

(*) See Note 39 Depreciation and Amortization.



	December 2024			
	Buildings MCh$	Floor space for ATMs MCh$	Improvements to leased property MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2024	145,849	33,060	30,426	209,335
Additions	13,892	4,385	872	19,149
Disposals	(33,019)	(1,197)	(2,515)	(36,731)
Remeasurement	(67)	(168)	—	(235)
Other increases	—	—	—	—
Total	**126,655**	**36,080**	**28,783**	**191,518**
Accumulated Depreciation				
Balance as of January 1, 2024	(75,361)	(2,669)	(22,416)	(100,446)
Depreciation of the year[(*)]	(20,939)	(7,733)	(1,135)	(29,807)
Disposals	32,638	1,123	1,876	35,637
Other increases	5	(28)	—	(23)
Total	**(63,657)**	**(9,307)**	**(21,675)**	**(94,639)**
Balance as of December 31, 2024	**62,998**	**26,773**	**7,108**	**96,879**

(*)   See Note 39 Depreciation and Amortization.

(c)   Future maturities (including unearned interest) of the lease liabilities as of December 31, 2025 and 2024 are detailed as follows:

	December 2025							
	On Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Lease associated to:								
Buildings	—	1,551	3,099	10,731	19,628	10,676	7,399	53,084
ATMs	—	802	1,603	7,206	15,062	733	20	25,426
Total	**—**	**2,353**	**4,702**	**17,937**	**34,690**	**11,409**	**7,419**	**78,510**

	December 2024							
	On Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Lease associated to:								
Buildings	—	1,692	3,374	14,158	23,675	14,245	10,657	67,801
ATMs	—	699	1,396	6,228	15,353	5,532	28	29,236
Total	**—**	**2,391**	**4,770**	**20,386**	**39,028**	**19,777**	**10,685**	**97,037**

BANCO DE CHILE AND SUBSIDIARIES

The Bank and its subsidiaries record contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised. In such cases, the lease term used to measure the liability and assets corresponds to an estimate of future renewals.

(d) **The changes in the obligations for lease liabilities and the cash flows for the years 2025 and 2024 are detailed as follows:**

Lease liability	Total cash flow for the year
	MCh$
Balances as of January 1, 2024	101,480
Liabilities for new lease agreements	14,648
Interest accrual expenses	2,381
Payments of principal and interests	(29,991)
Remeasurement	(235)
Derecognized contracts	(457)
Indexation	3,603
Balances as of December 31, 2024	**91,429**
Liabilities for new lease agreements	10,951
Interest accrual expenses	2,112
Payments of principal and interests	(30,897)
Remeasurement	(222)
Derecognized contracts	(1,568)
Indexation	2,538
Balances as of December 31, 2025	**74,343**


398

(e) The future cash flows related to short-term lease agreements in force as of December 31, 2025 correspond to Ch$5,071 million (Ch$3,557 million as of December 31, 2024).

(f) As of December 31, 2025, the minimum future rental income to be received from operating leases amounts to Ch$19,926 million (Ch$14,101 million as of December 31, 2024).



SUPPLIERS　　LEGAL AND REGULATORY COMPLIANCE　　COMMITMENT TO CHILE　　MATERIAL OR ESSENTIAL EVENTS　　ADDITIONAL INFORMATION　　12 FINANCIAL REPORTING

2025

18. TAXES:

(a) Current taxes:

The Bank and its subsidiaries at the end of each year, have constituted a provision for first category income tax, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2025 and 2024 according to the following detail:

	2025 MCh$	2024 MCh$
Income tax	(325,028)	(333,719)
Previous year tax	—	—
Less:		
Monthly prepaid taxes	286,874	483,615
Credit for training expenses	1,920	1,820
Others	4,271	8,021
Total tax (payable) receivable, net	**(31,963)**	**159,737**
Income tax rate	27%	27%

< 399 >

	2025 MCh$	2024 MCh$
Current tax assets	1,846	159,869
Current tax liabilities	(33,809)	(132)
Total tax (payable) receivable, net	**(31,963)**	**159,737**

(b) Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2025 and 2024, is composed of the following:

	2025 MCh$	2024 MCh$
Income tax expense:		
Current year tax	332,680	339,604
Previous year tax	(3,710)	(5,343)
Subtotal	328,970	334,261
(Credit) debit for deferred taxes:		
Origin and reversal of temporary differences	(7,188)	(16,678)
Subtotal	(7,188)	(16,678)
Others	(861)	822
Net debit to income for income taxes	**320,921**	**318,405**

BANCO DE CHILE AND SUBSIDIARIES

(c)   **Reconciliation of effective tax rate:**

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank's income tax expense as of December 31, 2025 and 2024:

	2025		2024	
	Tax rate		Tax rate	
	%	MCh$	%	MCh$
Income tax calculated on net income before tax	27.00	408,559	27.00	411,965
Additions or deductions	(1.37)	(20,660)	(1.17)	(17,924)
Tax price-level adjustment	(4.37)	(66,182)	(4.97)	(75,802)
Other	(0.05)	(796)	0.01	166
Effective rate and income tax expense	**21.21**	**320,921**	**20.87**	**318,405**


Banco de Chile

SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(d) Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Consolidated Financial Statements. Debit and credit differences as of December 31, 2025 are detailed as follows:

| | Balances as of December 31, 2024 | Effect on | | Balances as of December 31, 2025 |
| | | Income | Equity | |
	MCh$	MCh$	MCh$	MCh$
Debit Differences:				
Provisions for credit loss	384,945	(12,854)	—	372,091
Provision for employee expenses	24,636	(3,201)	—	21,435
Allowance for line of credit of free disposal	3,237	7,663	—	10,900
Accrued vacations	11,562	112	—	11,674
Accrued interests and indexation of impaired portfolio	16,534	53	—	16,587
Provision for staff severance indemnity payments	1,004	(42)	17	979
Provision for credit cards expenses	10,968	(760)	—	10,208
Provision for accrued expenses	10,231	(1,100)	—	9,131
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	475	—	(475)	—
Leases	110,943	15,181	—	126,124
Unearned income	4,114	(625)	—	3,489
Property and equipment valuation difference	6,800	2,788	—	9,588
Other adjustments	23,483	5,417	—	28,900
Total Debit Differences	**608,932**	**12,632**	**(458)**	**621,106**
Credit Differences:				
Intangible assets (software and others)	24,998	3,575	—	28,573
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	909	909
Transitory assets	9,726	(119)	—	9,607
Loans accrued to effective rate	2,333	(122)	—	2,211
Prepaid expenses	6,400	(3,839)	—	2,561
Exchange rate difference	801	5,916	—	6,717
Capitalized bond placement expense	4,895	16	—	4,911
Other adjustments	3,116	17	—	3,133
Total Credit Differences	**52,269**	**5,444**	**909**	**58,622**
Total Debit (Credit), net	**556,663**	**7,188**	**(1,367)**	**562,484**

‹ 401 ›

BANCO DE CHILE AND SUBSIDIARIES

Reconciliation to Statement of Financial Position:

	2025	2024
	MCh$	MCh$
Deferred tax assets	563,906	556,829
Deferred tax liabilities	(1,422)	(166)
Total deferred taxes	**562,484**	**556,663**

Debit and credit differences as of December 31, 2024 are detailed as follows:

	Balances as of December 31, 2023	Effect on		Balances as of December 31, 2024
		Income	Equity	
	MCh$	MCh$	MCh$	MCh$
Debit Differences:				
Provisions for credit loss	372,267	12,678	—	384,945
Provision for employee expenses	24,404	232	—	24,636
Allowance for line of credit of free disposal	3,183	54	—	3,237
Accrued vacations	12,025	(463)	—	11,562
Accrued interests and indexation of impaired portfolio	14,937	1,597	—	16,534
Provision for staff severance indemnity payments	1,252	(217)	(31)	1,004
Provision for credit cards expenses	9,857	1,111	—	10,968
Provision for accrued expenses	10,737	(506)	—	10,231
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	277	—	198	475
Leases	103,352	7,591	—	110,943
Unearned income	5,149	(1,035)	—	4,114
Property and equipment valuation difference	2,876	3,924	—	6,800
Other adjustments	31,009	(7,526)	—	23,483
Total Debit Differences	**591,325**	**17,440**	**167**	**608,932**
Credit Differences:				
Intangible (software and others)	19,085	5,913	—	24,998
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	—	—
Transitory assets	8,874	852	—	9,726
Loans accrued to effective rate	2,484	(151)	—	2,333
Prepaid expenses	10,885	(4,485)	—	6,400
Exchange rate difference	1,636	(835)	—	801
Capitalized bond placement expense	5,257	(362)	—	4,895
Other adjustments	3,286	(170)	—	3,116
Total Credit Differences	**51,507**	**762**	**—**	**52,269**
Total Debit (Credit), net	**539,818**	**16,678**	**167**	**556,663**



(e) For the purposes of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank's loan operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

(e.1) Loans to Banks and Loans to customers as of December 31, 2025	Book value assets (*)	Assets at tax value	Assets at tax value		
			Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks	399,123	399,792	—	—	—
Commercial loans	16,245,986	16,638,563	52,050	99,694	151,744
Consumer loans	5,341,871	5,876,928	1,257	42,149	43,406
Residential mortgage loans	13,874,507	13,929,216	17,187	1,943	19,130
Total	**35,861,487**	**36,844,499**	**70,494**	**143,786**	**214,280**

(e.1) Loans to Banks and Loans to customers as of December 31, 2024	Book value assets (*)	Assets at tax value	Assets at tax value		
			Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks	666,815	667,703	—	—	—
Commercial loans	17,209,033	17,619,880	48,979	94,025	143,004
Consumer loans	5,183,601	5,648,054	1,357	34,500	35,857
Residential mortgage loans	13,180,186	13,227,905	13,908	685	14,593
Total	**36,239,635**	**37,163,542**	**64,244**	**129,210**	**193,454**

‹ 403 ›

(*) In accordance with the aforementioned Circular and the instructions from the SII, the value of assets in the Financial Statements are presented on an stand-alone basis (only considering Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

BANCO DE CHILE AND SUBSIDIARIES

(e.2) Allowances on past-due loans	Balance as of January 1, 2025	Write-offs against provisions	Allowances established	Allowances released	Balance as of December 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	94,025	(52,371)	108,970	(50,930)	99,694
Consumer loans	34,500	(304,661)	341,290	(28,979)	42,150
Residential mortgage loans	685	(2,049)	4,486	(1,178)	1,944
Total	**129,210**	**(359,081)**	**454,746**	**(81,087)**	**143,788**

(e.2) Allowances on past-due loans	Balance as of January 1, 2024	Write-offs against provisions	Allowances established	Allowances released	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	107,464	(93,816)	123,192	(42,815)	94,025
Consumer loans	37,532	(330,064)	348,148	(21,116)	34,500
Residential mortgage loans	586	(1,610)	2,820	(1,111)	685
Total	**145,582**	**(425,490)**	**474,160**	**(65,042)**	**129,210**

(e.3) Write-offs and recoveries	2025	2024
	MCh$	MCh$
Write-offs, Art. 31 No. 4 second subparagraph	34,158	26,248
Write-offs resulting in allowances released	299	77
Recovery or renegotiation of written-off loans	1,773	1,306

(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2025	2024
	MCh$	MCh$
Write-offs in accordance with first subparagraph	—	—
Write-offs in accordance with third subparagraph	299	77


Banco de Chile

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19. OTHER ASSETS:

At the end of each year, this line item is composed of the following:

	2025 MCh$	2024 MCh$
Cash collateral provided for derivative financial transactions	463,266	347,788
Debtors from brokerage of financial instruments	419,167	195,252
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	406,395	349,282
Accounts receivable from third parties	170,185	195,364
Assets to be leased out as lessor (*)	134,283	162,594
Prepaid expenses	39,416	53,645
Income asset from regular activities from contracts with customers	22,350	24,006
Other cash collateral provided	11,836	14,806
Investment properties	11,049	11,406
Pending transactions	3,364	3,351
Accumulated impairment in respect of other assets receivable	(2,638)	(1,817)
Other Assets	17,358	17,864
Total	**1,696,031**	**1,373,541**

‹ 405 ›

(*) Correspond to fixed assets to be delivered under the financial lease modality.

20. NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS FOR SALE:

(a) At the end of each year, this line item is composed of the followings:

	2025 MCh$	2024 MCh$
Assets received in lieu of payment or awarded in judicial auction (*)		
Assets awarded in judicial auction	22,571	27,854
Assets received in lieu of payment	2,054	5,075
Provision for assets received in lieu of payment or awarded	(35)	(82)
Non-current assets for sale		
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	1,013	603
Disposal groups held for sale	—	—
Total	**25,603**	**33,450**

(*) Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired as such do not exceed 20% of the Bank's effective equity.

BANCO DE CHILE AND SUBSIDIARIES

(b) Changes in the provision for assets received in lieu of payment during the year 2025 and 2024 are detailed as follows:

Provision for assets received in lieu of payment	MCh$
Balance as of January 1, 2024	60
Provisions used	(1,890)
Provisions established	1,912
Provisions released	—
Balance as of December 31, 2024	**82**
Provisions used	(2,667)
Provisions established	2,620
Provisions released	—
Balance as of December 31, 2025	**35**

(c) The Bank does not record liabilities classified in the disposal group for sale during the years December 31, 2025 and 2024.

21. FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS:

〈 406 〉

The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$
Financial derivative contracts	2,080,222	2,444,806
Others	512	990
Total	**2,080,734**	**2,445,796**

(a) As of December 31, 2025 and 2024, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	7,393,965	3,638,001	3,560,210	2,003,870	3,716,879	2,583,070
Interest rate swap	—	—	3,093,258	619,104	2,016,845	1,627,918	7,398,940	4,583,573
Interest rate swap and cross currency swap	—	—	151,577	96,844	369,984	198,892	1,700,333	2,331,613
Currency call options	—	—	12,533	10,499	18,722	38,376	33,332	18,825
Currency put options	—	—	5,783	4,761	7,611	46,913	21,870	64,449
Total	**—**	**—**	**10,657,116**	**4,369,209**	**5,973,372**	**3,915,969**	**12,871,354**	**9,581,530**



407

	Notional amount of contract with final expiration date in								Fair value Liabilities	
	Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total			
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	659,862	863,850	50,930	—	—	—	15,381,846	9,088,791	456,184	241,632
	7,351,083	7,622,130	4,073,662	3,963,087	3,779,852	3,921,627	27,713,640	22,337,439	414,907	650,580
	3,071,039	2,909,482	2,631,798	1,978,681	3,375,877	2,879,356	11,300,608	10,394,868	1,206,802	1,547,488
	—	—	—	—	—	—	64,587	67,700	870	4,151
	—	11,340	—	—	—	—	35,264	127,463	1,459	955
	11,081,984	**11,406,802**	**6,756,390**	**5,941,768**	**7,155,729**	**6,800,983**	**54,495,945**	**42,016,261**	**2,080,222**	**2,444,806**

BANCO DE CHILE AND SUBSIDIARIES

(b)   Other instruments or financial liabilities:

	2025	2024
	MCh$	MCh$
Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	512	990
Total	**512**	**990**

22. FINANCIAL LIABILITIES AT AMORTIZED COST:

The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$
Current accounts and other demand deposits	14,498,196	14,263,303
Time deposits and saving accounts	13,971,968	14,168,703
Obligations by repurchase agreements and securities lending	286,915	109,794
Borrowings from financial institutions	1,296,751	1,103,468
Debt financial instruments issued	10,800,851	9,690,069
Other financial obligations	367,323	284,479
Total	**41,222,004**	**39,619,816**



(a)   Current accounts and other demand deposits:

At the end of each year, the composition of current accounts and other demand deposits is as follows:

	2025	2024
	MCh$	MCh$
Current accounts	11,775,903	11,769,419
Other demand obligations	1,507,373	1,382,554
Demand deposits accounts	724,359	652,075
Other demand deposits	490,561	459,255
Total	**14,498,196**	**14,263,303**



(b) Time deposits and saving accounts:

At the end of each year, the composition of Time deposits and saving accounts is as follows:

	2025	2024
	MCh$	MCh$
Time deposits	13,546,479	13,764,830
Term savings accounts	405,689	374,593
Other term balances payable	19,800	29,280
Total	**13,971,968**	**14,168,703**

(c)   Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a rate established previously. As of December 31, 2025 and 2024, the repurchase agreements are detailed as follows:

	2025	2024
	MCh$	MCh$
Transactions with domestic banks	—	—
Transactions with foreign banks	—	—
Transactions with other domestic entities		
Repurchase agreements	286,915	109,794
Transactions with other entities abroad	—	—
Total	**286,915**	**109,794**

‹ 409 ›

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2025 amounts to Ch$284,572 million (Ch$109,505 million in December 2024). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

BANCO DE CHILE AND SUBSIDIARIES

(d)   Borrowings from Financial Institutions:

At the end of each year, borrowings from financial institutions are detailed as follows:

	2025	2024
	MCh$	MCh$
Foreign banks		
Foreign trade financing		
Bank of America, N.A.	238,925	124,057
HSBC Bank	208,465	245,469
JP Morgan Chase Bank, N.A.	168,329	—
Caixabank S.A.	147,091	201,802
Citibank N.A.	137,114	2,189
Zurcher Kantonalbank	108,803	90,386
The Bank of New York Mellon	85,533	240,008
Standard Chartered Bank (Hong Kong) Limited	63,261	—
Standard Chartered Bank	2,086	2,685
Commerzbank AG	839	1,417
Wells Fargo Bank	50	1,890
DZ Bank AG Deutsche	—	41,646
MUFG Bank, LTD	—	71
Borrowings and other obligations		
Wells Fargo Bank, N.A.	136,255	150,775
Citibank N.A. United Kingdom	—	986
Deutsche Bank Trust Company Americas	—	87
Subtotal foreign banks	1,296,751	1,103,468
Banco Central de Chile (the Central Bank of Chile)	—	—
Total	**1,296,751**	**1,103,468**




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(e) Debt financial instruments issued:

At the end of each year, the composition of debt financial instruments issued as follows:

	2025	2024
	MCh$	MCh$
Mortgage finance bonds		
Mortgage finance bonds for housing	521	849
Mortgage finance bonds for general purposes	—	1
Bonds		
Senior bonds	10,800,330	9,689,219
Mortgage bonds	—	—
Total	**10,800,851**	**9,690,069**

During the year ended December 31, 2025 Banco de Chile has placed bonds for Ch$2,742,341 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$819,195 and Ch$1,923,146 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Date of issuance	Maturity date
Wells Fargo Bank	USD	98,630	4.68	01/27/2025	05/02/2025
Wells Fargo Bank	USD	98,630	4.65	01/27/2025	08/01/2025
Wells Fargo Bank	USD	92,519	4.55	03/07/2025	04/07/2025
Wells Fargo Bank	USD	9,252	4.45	03/07/2025	09/05/2025
Wells Fargo Bank	USD	93,634	4.60	06/25/2025	10/01/2025
Wells Fargo Bank	USD	93,062	4.55	06/26/2025	11/03/2025
Wells Fargo Bank	USD	4,653	4.55	06/26/2025	07/31/2025
Wells Fargo Bank	USD	96,646	4.45	08/05/2025	12/08/2025
Wells Fargo Bank	USD	94,372	4.10	10/28/2025	02/06/2026
Wells Fargo Bank	USD	46,310	4.20	11/26/2025	12/29/2025
Wells Fargo Bank	USD	91,487	4.01	12/29/2025	04/02/2026
Total		**819,195**			

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BANCO DE CHILE AND SUBSIDIARIES

Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date
BCHIFC0721	UF	22,830	5	2.97	03/17/2025	01/01/2030
BCHIFC0721	UF	11,422	5	2.97	03/20/2025	01/01/2030
BCHIFC0721	UF	40,001	5	2.97	03/21/2025	01/01/2030
BCHIFC0721	UF	30,548	5	2.96	04/01/2025	01/01/2030
BCHIFO0721	UF	34,577	7	2.92	04/03/2025	01/01/2032
BCHIFH1221	UF	33,047	6	2.84	04/15/2025	12/01/2030
BCHIGG1121	UF	38,413	10	3.03	04/17/2025	05/01/2035
BCHIHD0424	UF	81,115	10	3.03	04/17/2025	10/01/2034
BCHIFH1221	UF	11,679	6	2.92	05/07/2025	12/01/2030
BCHIGG1121	UF	5,712	10	3.03	05/09/2025	05/01/2035
BCHIHN1223	UF	12,517	15	3.06	05/09/2025	12/01/2039
BCHIFA0222	UF	22,900	3	2.77	05/30/2025	08/01/2028
BCHIFH1221	UF	9,575	6	3.06	05/30/2025	12/01/2030
BCHIFH1221	UF	13,407	6	3.06	06/02/2025	12/01/2030
BCHIFH1221	UF	9,581	6	3.05	06/02/2025	12/01/2030
BCHIFH1221	UF	8,667	6	3.04	06/03/2025	12/01/2030
BCHIFH1221	UF	4,145	6	3.04	06/06/2025	12/01/2030
BCHIFH1221	UF	25,567	6	3.04	06/10/2025	12/01/2030
BCHIFO0721	UF	19,306	7	3.06	06/10/2025	01/01/2032
BCHIGG1121	UF	23,174	10	3.15	07/03/2025	05/01/2035
BCHICI0815	UF	19,989	8	3.14	07/09/2025	02/01/2033
BCHICG0815	UF	49,639	7	3.14	07/10/2025	08/01/2032
BCHICH1215	UF	15,721	8	3.14	07/10/2025	12/01/2032
BCHICI0815	UF	5,996	8	3.14	07/10/2025	02/01/2033
BCHIHW1223	UF	65,578	19	3.21	07/15/2025	06/01/2044
BCHIGB0322	UF	8,589	9	3.18	07/17/2025	09/01/2034
BCHIGB0322	UF	9,557	9	3.16	07/18/2025	09/01/2034
BCHIGB0322	UF	5,747	9	3.13	07/21/2025	09/01/2034
BCHIGB0322	UF	19,187	9	3.11	07/22/2025	09/01/2034
BCHIGG1121	UF	5,718	10	3.11	07/22/2025	05/01/2035
BCHIHW1223	UF	18,489	19	3.19	07/22/2025	06/01/2044
BCHIGG1121	UF	3,870	10	2.99	08/22/2025	05/01/2035
BCHIHN1223	UF	22,894	15	3.06	08/27/2025	12/01/2039
BCHIGG1121	UF	15,519	10	3.01	09/04/2025	05/01/2035
BCHIHW1223	UF	8,374	19	3.12	09/04/2025	06/01/2044
BCHIGA1121	UF	38,815	9	3.05	09/05/2025	05/01/2034
BCHIGD0721	UF	153,769	10	3.09	09/05/2025	01/01/2035
BCHIHI1223	UF	206,194	12	3.13	09/05/2025	06/01/2037
BCHIGA1121	UF	31,211	9	2.99	09/11/2025	05/01/2034
BCHIGA1121	UF	1,951	9	2.99	09/15/2025	05/01/2034




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Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date
BCHIHW1223	UF	23,076	19	3.12	09/15/2025	06/01/2044
BCHIHN1223	UF	41,978	14	3.03	09/16/2025	12/01/2039
BCHIFU0522	UF	64,527	7	2.91	09/17/2025	11/01/2032
BCHIGA1121	UF	21,475	9	2.99	09/17/2025	05/01/2034
BCHIFU0522	UF	31,288	7	2.91	09/22/2025	11/01/2032
BCHIGA1121	UF	5,862	9	2.98	09/22/2025	05/01/2034
BCHIHH1223	UF	87,021	11	3.08	09/22/2025	12/01/2036
BCHIHH1223	UF	66,367	11	3.07	09/23/2025	12/01/2036
BCHIFU0522	UF	5,873	7	2.90	09/25/2025	11/01/2032
BCHIGA1121	UF	25,525	9	2.99	10/28/2025	05/01/2034
BCHIHW1223	UF	6,410	19	3.03	10/28/2025	06/01/2044
BCHIHW1223	UF	12,850	19	3.02	10/30/2025	06/01/2044
BCHIFU0522	UF	15,573	7	2.89	11/06/2025	11/01/2032
Subtotal UF		1,572,815				
BONO CHF	CHF	115,739	6	1.1875	06/17/2025	07/15/2031
BONO JPY	JPY	65,260	5	1.635	06/18/2025	06/27/2030
BONO MXN	MXN	50,998	5	TIIE (28 days) + 1.05	07/09/2025	07/17/2030
BONO AUD	AUD	43,101	10	BBSW3M +1.28	10/22/2025	10/30/2035
BONO HKD	HKD	75,233	7	3.735	10/30/2025	11/12/2032
Subtotal other currencies		350,331				
Total		**1,923,146**				

During the year ended December 31, 2024, Banco de Chile has placed bonds of Ch$1,012,638 million, which corresponds to Short-Term Bonds and Long-Term Bonds of Ch$28,049 million and Ch$984,589 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Date of issuance	Maturity date
Wells Fargo Bank	USD	28,049	5.46	05-07-2024	08-07-2024
Total		**28,049**			

‹ 413 ›

BANCO DE CHILE AND SUBSIDIARIES

Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date
BCHIEZ1121	UF	107,462	4	3.72	01-15-2024	05-01-2028
BCHIEZ1121	UF	31,197	4	3.72	01-16-2024	05-01-2028
BCHICE1215	UF	21,998	7	3.20	01-31-2024	12-01-2031
BCHICH1215	UF	7,350	8	3.15	02-08-2024	12-01-2032
BCHIFA0222	UF	32,349	4	3.25	03-15-2024	08-01-2028
BCHIFA0222	UF	19,518	4	3.32	03-21-2024	08-01-2028
BCHIEY1021	UF	12,474	4	3.29	03-22-2024	04-01-2028
BCHIFA0222	UF	14,228	4	3.29	03-25-2024	08-01-2028
BCHIGG1121	UF	12,345	11	3.35	03-26-2024	05-01-2035
BCHIFA0222	UF	3,566	4	3.24	03-27-2024	08-01-2028
BCHIEY1021	UF	17,696	4	3.28	04-04-2024	04-01-2028
BCHIEX0122	UF	9,231	1	3.10	04-12-2024	07-01-2025
BCHIEX0122	UF	14,793	1	3.02	04-17-2024	07-01-2025
BCHIHX1223	UF	32,225	20	3.49	05-08-2024	12-01-2044
BCHIHX1223	UF	11,376	20	3.49	05-09-2024	12-01-2044
BCHIHX1223	UF	5,727	20	3.46	05-17-2024	12-01-2044
BCHIHX1223	UF	15,283	20	3.46	05-22-2024	12-01-2044
BCHIHX1223	UF	37,202	20	3.55	06-04-2024	12-01-2044
BCHIFO0721	UF	3,575	8	3.48	06-06-2024	01-01-2032
BCHIEY1021	UF	3,606	4	3.20	06-10-2024	04-01-2028
BCHIGG1121	UF	8,366	11	3.53	06-11-2024	05-01-2035
BCHIFB1021	UF	21,220	5	3.35	06-12-2024	04-01-2029
BCHIEY1021	UF	12,648	4	3.29	07-09-2024	04-01-2028
BCHIFB1021	UF	39,504	5	3.50	07-09-2024	04-01-2029
BCHIFB1021	UF	1,796	5	3.49	07-09-2024	04-01-2029
BCHIFB1021	UF	5,399	5	3.45	07-10-2024	04-01-2029
BCHIFC0721	UF	37,442	6	3.47	07-11-2024	01-01-2030
BCHIFC0721	UF	7,147	6	3.43	07-12-2024	01-01-2030
BCHIHX1223	UF	7,550	20	3.50	07-18-2024	12-01-2044
BCHIFB1021	UF	25,454	5	3.23	07-23-2024	04-01-2029
BCHIFA0222	UF	18,404	4	3.04	07-24-2024	08-01-2028
BCHIFO0721	UF	19,198	8	2.50	09-27-2024	01-01-2032
BCHIHX1223	UF	94,840	20	2.36	09-30-2024	12-01-2044
BCHIHP1223	UF	220,035	16	2.37	10-01-2024	12-01-2040
Subtotal		932,204				
BONO HKD	HKD	52,385	10	4.22	02-02-2024	02-09-2034
Subtotal other currencies		52,385				
Total		**984,589**				

:

〈 414 〉



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As of December 31, 2025 and 2024, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f) Other Financial Obligations:

At the end of each year, the detail of other financial obligations is as follows:

	2025	2024
	MCh$	MCh$
Other financial obligations in Chile	367,323	284,479
Other financial obligations with the public sector	—	—
Total	**367,323**	**284,479**

23. REGULATORY CAPITAL FINANCIAL INSTRUMENTS:

a) At the end of each year, this line item is composed of the following:

❮ 415 ❯

	2025	2024
	MCh$	MCh$
Subordinated bonds		
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,087,093	1,068,879
Bonds with no fixed term of maturity	—	—
Preferred shares	—	—
Total	**1,087,093**	**1,068,879**

b) Issuances of regulatory capital financial instruments in the year:

As of December 31, 2025 and 2024, no issues of regulatory capital financial instruments have been made.

BANCO DE CHILE AND SUBSIDIARIES

c) **Changes in regulatory capital financial instruments:**

	Subordinated bonds	Bonds with no fixed term of maturity	Preferred shares
	MCh$	MCh$	MCh$
Balance as of January 1, 2024	1,039,814	—	—
New issuances performed	—	—	—
Transaction costs	—	—	—
Amortization of transaction costs	—	—	—
Accrued interest	34,551	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,432)	—	—
Principal payments to the holder	(9,205)	—	—
Accrued UF indexation	45,151	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Repricing	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2024	**1,068,879**	**—**	**—**
Balance as of January 1, 2025	1,068,879	—	—
New issuances performed	—	—	—
Transaction costs	—	—	—
Amortization of transaction costs	—	—	—
Accrued interest	35,283	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(43,392)	—	—
Principal payments to the holder	(9,552)	—	—
Accrued UF indexation	35,875	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Repricing	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2025	**1,087,093**	**—**	**—**




d)   Below is the detail of the subordinated bonds due as of December 31, 2025 and December 31, 2024:

| December 2025 | | | | | |
Series	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance owed MCh$
C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,167
C1	UF	200,000	7.4	12/06/1999	01/01/2030	2,780
C1	UF	530,000	7.1	12/06/1999	01/01/2030	7,404
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,193
C1	UF	50,000	6.5	12/06/1999	01/01/2030	706
C1	UF	450,000	6.6	12/06/1999	01/01/2030	6,350
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	3,626
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	38,760
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	58,140
F	UF	759,000	4.5	11/28/2008	11/01/2033	30,367
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,642
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	167,899
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	40,653
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,853
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	166,840
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	96,242
G	UF	600,000	4.0	11/29/2011	11/01/2036	23,505
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,959
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,153
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,751
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,311
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	43,916
G	UF	300,000	2.7	11/29/2011	11/01/2036	13,175
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	59,884
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	79,235
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	85,004
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	62,751
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,827
Total subordinated bonds owed						**1,087,093**

BANCO DE CHILE AND SUBSIDIARIES

December 2024						
Series	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance owed MCh$
C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,761
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,178
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,472
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,797
C1	UF	50,000	6.5	12/06/1999	01/01/2030	809
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,283
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	10,335
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	37,358
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	56,037
F	UF	759,000	4.5	11/28/2008	11/01/2033	29,365
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,324
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	162,631
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	39,377
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,764
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	162,042
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	93,507
G	UF	600,000	4.0	11/29/2011	11/01/2036	22,697
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,891
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,046
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,149
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,097
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	42,768
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,831
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	58,330
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	77,836
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	83,509
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	61,667
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,018
Total subordinated bonds owed						**1,068,879**



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24. PROVISIONS FOR CONTINGENCIES:

(a)   At the end of each year, this line item is composed of the following:

	2025	2024
	MCh$	MCh$
Provisions for employee benefit obligations	140,153	151,633
Provisions for customer loyalty program and merit program obligations	37,806	40,621
Provisions for lawsuits and litigation	2,037	1,592
Provisions for operational risk	552	907
Provisions of a foreign bank branch for profit remittances to its parent company	—	—
Provisions for restructuring plans	—	—
Other provisions for other contingencies	—	—
Total	**180,548**	**194,753**

BANCO DE CHILE AND SUBSIDIARIES

(b) The following table shows the changes in provisions during the year 2025 and 2024:

	Provisions for employee benefit obligations	Provisions of a foreign bank branch for profit remittances to its parent company	Provisions for restructuring plans	
	MCh$	MCh$	MCh$	
Balances as of January 1, 2024	154,132	—	—	
Provisions established	118,002	—	—	
Provisions used	(120,501)	—	—	
Provisions released	—	—	—	
Balances as of December 31, 2024	**151,633**	**—**	**—**	
Provisions established	108,309	—	—	
Provisions used	(119,789)	—	—	
Provisions released	—	—	—	
Balances as of December 31, 2025	**140,153**	**—**	**—**	

〈 420 〉

(c) Provisions for employee benefit obligations:

	2025	2024
	MCh$	MCh$
Provision for short-term employee benefits	131,763	143,305
Provision for benefits to employees for contract termination	8,390	8,328
Provision for benefits to post-employment employees	—	—
Provision for long-term employee benefits	—	—
Provision for share-based employee benefits	—	—
Provision for obligations for defined contribution post-employment plans	—	—
Provision for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	**140,153**	**151,633**

(d) Provision of short-term employee benefits:

(i) Provision for performance bonuses:

	2025	2024
	MCh$	MCh$
Balances as of January 1	68,356	71,102
Net provisions established	53,873	54,087
Provisions used	(54,877)	(56,833)
Total	**67,352**	**68,356**



	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty program and merit program obligations	Provisions for operational risk	Other provisions for other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
	1,173	36,242	341	264	192,152
	1,038	4,379	836	—	124,255
	(482)	—	(157)	—	(121,140)
	(137)	—	(113)	(264)	(514)
	1,592	**40,621**	**907**	**—**	**194,753**
	657	—	426	—	109,392
	(108)	—	(695)	—	(120,592)
	(104)	(2,815)	(86)	—	(3,005)
	2,037	**37,806**	**552**	**—**	**180,548**

BANCO DE CHILE AND SUBSIDIARIES

(ii)   Accrued vacations:

	2025	2024
	MCh$	MCh$
Balances as of January 1	42,824	43,257
Net provisions established	8,322	8,433
Provisions used	(7,908)	(8,866)
Total	**43,238**	**42,824**

(iii) Provision for other benefits to personnel:

	2025	2024
	MCh$	MCh$
Balances as of January 1	32,125	30,096
Net provisions established	45,583	54,571
Provisions used	(56,535)	(52,542)
Total	**21,173**	**32,125**

(e)   Provision for benefits to employees for contract termination:

(i)   Changes in the provision for employee benefits for contract termination are detailed as follows:

	2025	2024
	MCh$	MCh$
Present value of the obligations at the beginning of the year	8,328	9,677
Increase in the provision	469	586
Payment of benefits	(469)	(1,820)
Effect of change in actuarial factors	62	(115)
Total	**8,390**	**8,328**

(ii)   Net benefits expenses:

	2025	2024
	MCh$	MCh$
Increase (decrease) in the provisions	21	137
Interest cost of benefits obligations	448	449
Effect of change in actuarial factors	62	(115)
Net benefit cost	**531**	**471**



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(iii) Factors used in the calculation of the provision:

The main assumptions used in the determination of staff severance indemnity payment obligations for the Bank's plan are shown below:

	December 31, 2025	December 31, 2024
	%	%
Discount rate	5.71	5.71
Salary increase rate	5.50	4.50
Probability of payment	99.99	99.99

The most recent actuarial valuation of the provision for staff severance indemnity payments was performed during the first quarter of 2025.

(f) (f) **Provision for share-based employee benefits:**

As of December 31, 2025 and December 31, 2024, the Bank and its subsidiaries do not have a share-based compensation plan.

25. PROVISION FOR DIVIDENDS:

‹ 423 ›

(a) **The detail of this line item is as follows:**

	2025	2024
	MCh$	MCh$
Provisions for dividends	605,955	597,228
Provisions for payment of interest on bonds with no fixed maturity term	—	—
Provision for reappreciation of bonds without a fixed term of maturity	—	—
Total	**605,955**	**597,228**

BANCO DE CHILE AND SUBSIDIARIES

(b) Changes at the end of each year are detailed as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity term	Provision for reappreciation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2024	611,949	—	—	611,949
Provisions established	597,228	—	—	597,228
Provisions used	(611,949)	—	—	(611,949)
Provisions released	—	—	—	—
Balances as of December 31, 2024	**597,228**	**—**	**—**	**597,228**
Provisions established	605,955	—	—	605,955
Provisions used	(597,228)	—	—	(597,228)
Provisions released	—	—	—	—
Balances as of December 31, 2025	**605,955**	**—**	**—**	**605,955**

‹ 424 ›

26. SPECIAL PROVISIONS FOR CREDIT RISK:

(a) At the end of each year, this item is composed as follows:

	2025	2024
	MCh$	MCh$
Additional loan provisions [(*)]	631,217	700,252
Provisions for credit risk for contingent loans [(**)]	84,513	67,537
Provisions for country risk for transactions with debtors with residence abroad	5,552	6,395
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions established by credit risk because of additional prudential requirements	—	—
Total	**721,282**	**774,184**

(*)   To address the impact of applying the standard provisioning model for consumer loans, additional provisions of Ch$69,035 million were released in January 2025.

(**)   Changes in provisions for credit risk for contingent loans are disclosed in Note 13 letter (f).



(b) Changes in provisions for special credit risk are detailed as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2024	700,252	61,227	7,668	769,147
Provisions established	—	4,883	—	4,883
Provisions used	—	—	—	—
Provisions released	—	—	(1,273)	(1,273)
Exchange differences	—	1,427	—	1,427
Balances as of December 31, 2024	**700,252**	**67,537**	**6,395**	**774,184**
Provisions established	—	18,858	—	18,858
Provisions used	—	—	—	—
Provisions released	(69,035)	—	(843)	(69,878)
Exchange differences	—	(1,882)	—	(1,882)
Balances as of December 31, 2025	**631,217**	**84,513**	**5,552**	**721,282**

27. OTHER LIABILITIES:

At the end of each year, this line item is composed of the following:

	2025	2024
	MCh$	MCh$
Accounts payable to third parties	435,717	425,733
Creditors for intermediation of financial instruments	417,372	193,171
Obligations for mortgage loans granted to be remitted to other banks and/or real estate companies	287,820	362,021
Cash guarantees received for derivative financial transactions	190,440	176,520
Liability for income from regular activities from contracts with customers	37,812	39,783
Agreed dividends payable	16,792	13,467
VAT liability	4,317	4,077
Outstanding transactions	1,858	1,532
Other cash guarantees received	573	483
Securities to be settled	—	3,633
Other liabilities	39,488	34,992
Total	**1,432,189**	**1,255,412**

BANCO DE CHILE AND SUBSIDIARIES

28. EQUITY:

(a) Capital:

(i) Authorized, subscribed and paid shares:

As of December 31, 2025, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2024), with no par value, subscribed and fully paid.

Name of the company or shareholders	As of December 31, 2025	
	Number of shares	Ownership %
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,298,295,922	5.245%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of State Street	4,368,739,111	4.325%
Banco Santander on behalf of foreign investors	3,959,115,077	3.919%
JP Morgan Chase Bank	2,719,097,108	2.692%
Banco de Chile on behalf of non-resident third parties	2,355,382,741	2.332%
Banco Santander Chile	1,926,817,275	1.907%
Ever Chile SPA	1,888,369,814	1.869%
Banco de Chile on behalf of Citibank New York	1,663,309,364	1.647%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,000,886,079	0.991%
Inversiones Avenida Borgoño Limitada	882,604,102	0.874%
BCI Corredores de Bolsa S.A.	779,379,823	0.772%
A.F.P Habitat S.A. for A Fund	758,929,122	0.751%
Santander Corredores de Bolsa Limitada	703,730,776	0.697%
A.F.P Cuprum S.A. for A Fund	635,579,418	0.629%
Banco de Chile on behalf of Citibank London	549,822,754	0.544%
Valores Security S.A. Corredores de Bolsa	527,069,658	0.522%
A.F.P Capital S.A. Pension Fund A	518,556,321	0.513%
Subtotal	83,372,546,758	82.534%
Other shareholders	17,644,534,356	17.466%
Total	**101,017,081,114**	**100.000%**




Name of the company or shareholders	As of December 31, 2024	
	Number of shares	Ownership %
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	6,125,765,969	6.064%
Banchile Corredores de Bolsa S.A.	5,123,539,720	5.072%
Banco Santander on behalf of foreign investors	5,080,833,862	5.030%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
JP Morgan Chase Bank	3,041,703,508	3.011%
Banco de Chile on behalf of non-resident third parties	2,666,777,747	2.640%
Banco Santander Chile	1,941,976,163	1.922%
Ever Chile SPA	1,888,369,814	1.869%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,042,343,304	1.032%
Banco de Chile on behalf of Citibank New York	1,038,850,995	1.028%
BCI Corredores de Bolsa S.A.	989,711,426	0.980%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
Santander Corredores de Bolsa Limitada	581,788,686	0.576%
A.F.P Habitat S.A. for A Fund	527,598,687	0.522%
Valores Security S.A. Corredores de Bolsa	516,192,449	0.511%
A.F.P Cuprum S.A. for A Fund	492,665,765	0.488%
Inversiones CDP SPA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	463,503,644	0.459%
Subtotal	85,574,668,223	84.713%
Other shareholders	15,442,412,891	15.287%
Total	**101,017,081,114**	**100.000%**

‹ 427 ›

(ii) Shares:

The following table shows the share movements from December 31, 2024 to December 31, 2025:

	Total ordinary shares
Total shares as of December 31, 2024	101,017,081,114
Total shares as of December 31, 2025	101,017,081,114

BANCO DE CHILE AND SUBSIDIARIES

(b) Approval and payment of dividends:

At the Bank's Ordinary Shareholders' Meeting held on March 27, 2025 the shareholders approved the distribution and payment of dividend No. 213 of Ch$9.85357420889 per share of the Banco de Chile, with debit to the net distributable income for the year 2024. Dividends paid in 2025 amounted to Ch$995,380 million.

At the Bank's Ordinary Shareholders' Meeting held on March 28, 2024 it was approved the distribution and payment of dividend No. 212 of Ch$8.07716286860 per share of the Banco de Chile, with debit to the net distributable income for the year 2023. Dividends paid in 2024 amounted to Ch$815,932 million.

(c) Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the related year, the adjustment of the amount of paid-in capital and reserves as a result of variations in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the year ended as of December 31, 2025 amounted to Ch$182,337 million (Ch$212,012 million as of December 31, 2024).

As indicated, as of December 31, 2025, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$1,009,925 million (Ch$995,380 million as of December 31, 2024). Consequently, the Bank recorded a provision for minimum dividends under "Provision for dividends" as of December 31 for Ch$605,955 million (Ch$597,228 million in December 2024), which reflects as a counterpart an equity reduction for the same amount.

< 428 >

(d) Earnings per share:

(i) Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary shareholders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the year.



SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(ii) Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to ordinary shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential ordinary shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of December 31, 2025 and 2024 were determined as follows:

	2025	2024
Basic earnings per share:		
Net income attributable to bank's shareholders (in millions of Chilean pesos)	1,192,262	1,207,392
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	11.80	11.95
Diluted earnings per share:		
Net income attributable to bank's shareholders (in millions of Chilean pesos)	1,192,262	1,207,392
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	11.80	11.95

As of December 31, 2025 and 2024, the Bank does not have instruments that generate dilutive effects.

BANCO DE CHILE AND SUBSIDIARIES

(e) Other comprehensive income:

The detail of and changes in accumulated other comprehensive income as of December 31, 2025 and 2024:

	Items that will not be reclassified in profit or loss				
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at FVTOCI	Income tax	Subtotal	
	MCh$	MCh$	MCh$	MCh$	
Opening balances as of January 1, 2024	(413)	9,668	(2,499)	6,756	
Other comprehensive income for the year	115	(212)	893	796	
Balances as of December 31, 2024	**(298)**	**9,456**	**(1,606)**	**7,552**	
Opening balances as of January 1, 2025	(298)	9,456	(1,606)	7,552	
Other comprehensive income for the year	(62)	(148)	(448)	(658)	
Balances as of December 31, 2025	**(360)**	**9,308**	**(2,054)**	**6,894**	


During 2025, a reclassification was made from comprehensive income to equity reserves as a result of the sale of equity instruments irrevocably designated at fair value for Ch$1,916 million.

(f) Retained earnings from previous years:

During 2025, the shareholders at the Ordinary Shareholders' Meeting of Banco de Chile agreed to deduct and retain from net income for 2024, an amount equivalent to the adjustment of the value of paid-in capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2023 and November 2024, of Ch$212,012 million.



	Items that can be reclassified in profit or loss					
	Fair value changes of financial assets at FVTOCI	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	9,142	9,401	(74)	(983)	17,486	24,242
	(4,664)	(21,798)	26	5,175	(21,261)	(20,465)
	4,478	**(12,397)**	**(48)**	**4,192**	**(3,775)**	**3,777**
	4,478	(12,397)	(48)	4,192	(3,775)	3,777
	8,806	(28,341)	(59)	6,716	(12,878)	(13,536)
	13,284	**(40,738)**	**(107)**	**10,908**	**(16,653)**	**(9,759)**

BANCO DE CHILE AND SUBSIDIARIES

29. CONTINGENCIES AND COMMITMENTS:

(a) The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1) Contingent loans:

	2025	2024
	MCh$	MCh$
Guarantees and sureties		
Guarantees and sureties in domestic currency	—	—
Guarantees and sureties in foreign currency	288,710	336,737
Letters of credit for goods circulation operations	449,759	442,216
Debt purchase commitments in local currency abroad	—	—
Transactions related to contingent events		
Transactions related to contingent events in domestic currency	2,563,484	2,544,288
Transactions related to contingent events in foreign currency	609,777	580,338
Undrawn credit lines with immediate termination		
Available balance of lines of credit and agreed overdraft in current account – commercial loans	1,764,560	1,642,163
Available balance of lines of credit on credit card – commercial loans	370,983	359,638
Available balance of lines of credit and agreed overdraft in current account – consumer loans	1,501,358	1,497,076
Available balance of lines of credit on credit card – consumer loans	7,816,881	7,626,423
Available balance of lines of credit and agreed overdraft in current account – loans to banks	—	—
Undrawn credit lines	—	—
Other commitments		
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable loan commitments	69,191	51,889
Other contingent loans	—	—
Total	**15,434,703**	**15,080,768**




SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(a.2) Responsibilities assumed to meet customer needs:

	2025	2024
	MCh$	MCh$
Transactions on behalf of third parties		
Collections	138,556	214,446
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,635,950	1,147,660
Subtotal	1,774,506	1,362,106
Securities custody		
Securities in custody by a banking subsidiary	9,719,621	7,443,549
Securities in custody by the bank	4,438,522	3,318,810
Securities in custody deposited in another entity	29,035,809	19,509,831
Securities issued by the bank	—	—
Subtotal	43,193,952	30,272,190
Total	**44,968,458**	**31,634,296**

(b) Lawsuits and legal proceedings:

(b.1) Normal judicial contingencies in the industry:
At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2025, the Bank maintain provisions for judicial contingencies amounting to Ch$2,037 million (Ch$1,592 million as of December 2024), which are part of the item "Provisions for contingencies" in the Statement of Financial Position.

The estimated end dates of the related legal contingencies are as follows:

	As of December 31, 2025					
	2026	2027	2028	2029	2030	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	596	1,441	—	—	—	2,037

(b.2) Contingencies for significant lawsuits:
As of December 31, 2025 and 2024, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

⟨ 433 ⟩

BANCO DE CHILE AND SUBSIDIARIES

(c) Guarantees granted by operations:

i.   In the subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,879,700 maturing January 8, 2026. The subsidiary engaged a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 722,700.

As of December 31, 2025 and 2024, the Bank has not guaranteed mutual funds.

ii.   In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and full compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 et seq of Law No. 18,045 on the Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures on April 22, 2026, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary's creditor representative.

 434

	2025	2024
	MCh$	MCh$
Guarantees:		
Shares received as collateral for simultaneous transactions:		
Santiago Securities Exchange, Stock Exchange	23,244	9,171
Electronic Chilean Securities Exchange, Stock Exchange	37,559	32,024
Fixed income securities delivered to guarantee CCLV system:		
Santiago Securities Exchange, Stock Exchange	9,840	7,843
Fixed income securities as collateral for the Santiago Stock Exchange	2,148	2,148
Shares delivered to guarantee equity lending and short-selling:		
Santiago Securities Exchange, Stock Exchange	—	4,744
Cash guarantees received for operations with derivatives	8,477	3,931
Cash guarantees for operations with derivatives	2	4,043
Equity securities received for operations with derivatives:		
Electronic Chilean Securities Exchange, Stock Exchange	—	101
Depósito Central de Valores S.A.	1,635	2,227
Total	**82,905**	**66,232**



SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary Banchile Corredores de Bolsa S.A maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,148 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2026, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 410,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2026.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$724,107.72 for equity operations.

A guarantee of UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Such guarantee corresponds to a non-endorsable fixed-term indexable bond in UF issued by Banco de Chile effective through January 27, 2026.

iii.   **In subsidiary Banchile Corredores de Seguros Ltda.:**

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2025 the entity maintains two insurance policies effective from April 15, 2025 to April 14, 2026 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

‹ 435 ›

The policies engaged are the following:

Matter insured	Amount insured (UF)
Errors and omissions liability policy	500
Civil liability policy	60,000

(d)   Through Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (currently the Financial Market Commission) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law. The company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance with the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank's legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

BANCO DE CHILE AND SUBSIDIARIES

30. INTEREST REVENUE AND EXPENSES:

(a) At the end of the year, the summary of interest is as follows:

	2025	2024
	MCh$	MCh$
Interest revenue	2,715,753	2,919,967
Interest expenses	(969,638)	(1,138,312)
Total net interest income	**1,746,115**	**1,781,655**

(b) The detail of interest revenue is as follows:

	2025	2024
	MCh$	MCh$
Financial assets at amortized cost:		
Rights by resale agreements and securities lending	5,295	4,601
Debt financial instruments	12,291	50,831
Loans to banks	38,172	73,707
Commercial loans	1,238,154	1,353,441
Residential mortgage loans	456,102	410,896
Consumer loans	825,117	819,026
Other financial instruments	45,884	71,561
Financial assets at fair value through other comprehensive income:		
Debt financial instruments	127,227	169,950
Other financial instruments	—	—
Income of accounting hedges on interest rate risk	(32,489)	(34,046)
Total	**2,715,753**	**2,919,967**

(b.1) At the end of the year, the stock of interest not recognized in income is as follows:

	2025	2024
	MCh$	MCh$
Commercial loans	36,420	38,326
Residential mortgage loans	9,131	6,513
Consumer loans	4,297	3,673
Total	**49,848**	**48,512**




SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(c)   The detail of interest expenses is as follows:

	2025	2024
	MCh$	MCh$
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	985	1,186
Time deposits and saving accounts	626,776	810,799
Obligations by repurchase agreements and securities lending	8,018	9,177
Borrowings from financial institutions	61,919	71,727
Debt financial instruments issued	286,327	260,203
Other financial obligations	—	—
Lease liabilities	2,112	2,381
Regulatory capital financial instruments	35,283	34,551
Income of accounting hedges of interest rate risk	(51,782)	(51,712)
Total	**969,638**	**1,138,312**

(d)   **As of December 31, 2025 and 2024, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.**

‹ 437 ›

	2025			2024		
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	314,924	361,804	676,728	186,951	266,878	453,829
Loss from cash flow accounting hedges	(347,413)	(310,022)	(657,435)	(220,997)	(215,166)	(436,163)
Net gain on hedge item adjustment	—	—	—	—	—	—
Total	**(32,489)**	**51,782**	**19,293**	**(34,046)**	**51,712**	**17,666**

BANCO DE CHILE AND SUBSIDIARIES

31. INFLATION INDEXATION REVENUE AND EXPENSE:

(a) At the end of the year, the summary of UF indexation is as follows:

	2025	2024
	MCh$	MCh$
Inflation indexation revenue	675,633	829,188
Inflation indexation expense	(369,864)	(469,992)
Total net inflation indexation income	**305,769**	**359,196**

(b) The composition of Inflation indexation revenue is as follows

	2025	2024
	MCh$	MCh$
Financial assets at amortized cost:		
Rights under repurchase agreements	—	—
Debt financial instruments	11,938	26,333
Loans to banks	—	—
Commercial loans	256,664	318,858
Residential mortgage loans	451,589	545,517
Consumer loans	927	1,322
Other financial instruments	2,387	3,453
Financial assets at fair value through other comprehensive income:		
Debt financial instruments	22,794	24,896
Other financial instruments	—	—
Income of accounting hedges of UF, AVI, CPI indexation risk	(70,666)	(91,191)
Total	**675,633**	**829,188**

(b.1) At the end of the year, the stock of UF indexation not recognized in profit or loss is detailed as follows:

	2025	2024
	MCh$	MCh$
Commercial loans	3,832	4,397
Residential mortgage loans	8,720	8,209
Consumer loans	4	10
Total	**12,556**	**12,616**




SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(c)   The composition of Inflation indexation expense is as follows:

	2025	2024
	MCh$	MCh$
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	16,346	19,956
Time deposits and saving accounts	55,934	81,947
Obligations by repurchase agreements and securities lending	—	—
Borrowings from financial institutions	—	—
Debt financial instruments issued	261,709	322,938
Other financial obligations	—	—
Regulatory capital financial instruments	35,875	45,151
Income of accounting hedges of UF, AVI, CPI indexation risk	—	—
Total	**369,864**	**469,992**

(d)   As of December 31, 2025 and 2024, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

〈 439 〉

	2025			2024		
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	6,766	—	6,766	3,087	—	3,087
Loss from cash flow accounting hedges	(77,432)	—	(77,432)	(94,278)	—	(94,278)
Net gain or loss on hedge items	—	—	—	—	—	—
Total	**(70,666)**	**—**	**(70,666)**	**(91,191)**	**—**	**(91,191)**

BANCO DE CHILE AND SUBSIDIARIES

32. FEE AND COMMISSION INCOME AND EXPENSE:

Fee and commission income and expense that are shown in the Consolidated Statement of Income for the year are composed of the following:

	2025	2024
	MCh$	MCh$
Fee and commission income and services rendered		
Commissions from card services	254,815	232,682
Remuneration from administration of mutual funds, investment funds or others	172,785	142,311
Account management fees	75,983	68,969
Commissions from collections, recoveries and payments	73,654	80,326
Commissions from guarantees and letters of credit	42,930	41,923
Brand use agreement	32,617	29,082
Insurance not related to the granting of credits to natural persons	25,753	25,303
Commissions from trading and securities management	25,560	19,653
Use of distribution channel	19,946	24,670
Commissions from loan prepayments	16,556	15,575
Insurance related to the granting of credits to natural persons	8,780	11,942
Insurance not related to the granting of credits to legal entities	7,055	5,144
Commissions from lines of credit and overdrafts on current account	4,894	4,978
Financial advisory services	2,549	2,688
Insurance related to the granting of credits to legal entities	2,145	2,007
Commissions from factoring operations services	1,307	1,313
Loan commissions with letters of credit	21	68
Other commission earned	23,360	24,288
Total	**790,710**	**732,922**
Fee and commission expense and services received		
Commissions from card transactions	(64,735)	(59,763)
Expenses due to obligations on loyalty programs and merits for cardholders	(35,472)	(39,518)
Interbank transactions	(28,350)	(39,471)
Commissions from use of card brands license	(9,165)	(8,529)
Commissions from securities transaction	(6,201)	(5,293)
Collections and payments	(4,010)	(4,120)
Other fees for services related to the credit card system and payment cards with funds provision as a means of payment	(288)	—
Other commissions from services received	(5,230)	(4,345)
Total	**(153,451)**	**(161,039)**
Total net	**637,259**	**571,883**

 440



33. NET FINANCIAL RESULT:

(a) The amount of net financial result shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2025 MCh$	2024 MCh$
Financial result from:		
Financial assets held for trading at fair value through profit or loss:		
Financial derivative contracts	2,904,785	3,646,894
Debt Financial Instruments	141,267	128,401
Other financial instruments	22,409	25,961
Financial liabilities held for trading at fair value through profit or loss:		
Financial derivative contracts	(2,960,429)	(3,698,606)
Other financial instruments	(569)	(349)
Subtotal	107,463	102,301
Non-trading financial assets mandatorily measured at fair value through profit or loss:		
Debt Financial Instruments	—	—
Other financial instruments	—	—
Financial assets designated as at fair value through profit or loss:		
Debt Financial Instruments	—	—
Other financial instruments	—	—
Financial liabilities designated as at fair value through profit or loss:		
Current accounts and other demand deposits and time deposits and savings accounts	—	—
Debt instruments issued	—	—
Others	—	—
Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:		
Financial assets at amortized cost	(1,703)	239
Financial assets at fair value through other comprehensive income	14,875	8,050
Financial liabilities at amortized cost	—	—
Regulatory capital financial instruments	—	—
Subtotal	13,172	8,289
Exchange, indexation and accounting hedging of foreign currency:		
Gain (loss) from foreign currency exchange	290,144	(29,561)
Gain (loss) from indexation for exchange rate	(15,870)	20,067
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	(118,578)	174,091
Subtotal	155,696	164,597
Reclassification of financial assets for changes to business models:		
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—
Changes in financial assets and liabilities:		
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	—	—
Financial liabilities at amortized cost	—	—
Lease liabilities	—	—
Regulatory capital financial instruments	—	—
Ineffective accounting hedges:		
Gain (loss) from ineffective cash flow accounting hedges	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—
Other type of accounting hedges:		
Hedges of other types of financial assets	—	—
Total	**276,331**	**275,187**

OPENING
REMARKS   CORPORATE
PROFILE   CORPORATE
GOVERNANCE   STRATEGY AND
BUSINESS MODEL   CUSTOMERS   PEOPLE

BANCO DE CHILE AND SUBSIDIARIES

(b) The detail of the income (expense) associated with the changes in allowances for credit losses on loans and contingent loans denominated in foreign currency, which is reflected in "Exchange, indexation and accounting hedging of foreign currency".

	2025	2024
	MCh$	MCh$
Loans to banks	68	(114)
Commercial loans	7,548	(10,208)
Residential mortgage loans	—	—
Consumer loans	225	(130)
Contingent loans	1,882	(1,427)
Total	**9,723**	**(11,879)**



34. INCOME FROM INVESTMENTS IN OTHER COMPANIES:

The income obtained from investments in companies detailed in Note 14 corresponds to the following:

	Shareholder	2025 MCh$	2024 MCh$
Income attributable to investments in other companies:			
Associates			
Transbank S.A.	Banco de Chile	5,942	2,575
Centro de Compensación Automatizado S.A.	Banco de Chile	2,007	1,875
Redbanc S.A.	Banco de Chile	1,279	663
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	549	483
Administrador Financiero de Transantiago S.A.	Banco de Chile	501	610
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	237	145
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	31	151
Subtotal Associates		10,546	6,502
Joint Ventures			
Servipag Ltda.	Banco de Chile	1,437	1,676
Artikos Chile S.A. [(*)]	Banco de Chile	—	552
Subtotal Joint Ventures		1,437	2,228
Subtotal		11,983	8,730
Minority Investments			
Holding Bursátil Regional S.A.	Banchile Corredores de Bolsa	315	242
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	142	134
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	16	18
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	1	3
Subtotal Minority Investments		474	397
Total		**12,457**	**9,127**
Income from disposal of shares in Companies:			
Joint Ventures			
Artikos Chile S.A. [(*)]	Banco de Chile	—	7,925
Total Investments in other companies		**12,457**	**17,052**

(*) In September 2024, it was agreed to accept the binding purchase offer presented by the Santiago Chamber of Commerce A.G. for 100% of the shares of Artikos Chile S.A. The sale was completed in December of the same year.

BANCO DE CHILE AND SUBSIDIARIES

35. INCOME (EXPENSE) FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS

The composition of the income (expense) of non-current assets and disposal groups not eligible as discontinued operations during the years 2025 and 2024 is as follows:

	2025	2024
	MCh$	MCh$
Net income from assets received in lieu of payment or awarded in judicial auction		
Gain (loss) on sale of assets received in lieu of payment or awarded in judicial auction	14,315	8,698
Other income from assets received in lieu of payment or awarded in judicial auction	201	57
Provisions for adjustments to net realizable value of assets received in lieu of payment or awarded in judicial auction	(2,688)	(1,939)
Write-off of assets received in lieu of payment or awarded in judicial auction	(18,689)	(14,942)
Expenses to maintain assets received in lieu of payment or awarded in judicial auction	(1,833)	(1,382)
Non-current assets held for sale		
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	6,685	938
Assets for recovery of assets transferred in financial lease operations	1,644	2,105
Other assets	—	—
Disposal groups held for sale	—	—
Total	**(365)**	**(6,465)**

36. OTHER OPERATING INCOME AND EXPENSES:

(a)   During the years 2025 and 2024, the Bank and its subsidiaries record other operating income, detailed as follows:

	2025	2024
	MCh$	MCh$
Expense recovery	26,688	26,179
Indexation of tax refunds from previous years	11,094	8,451
Income from investment property	6,976	7,147
Indexation of monthly tax provisional payments	2,765	9,771
Other income	954	229
Total	**48,477**	**51,777**


Banco de Chile

SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

b) During the years 2025 and 2024, the Bank and its subsidiaries present other operating expenses, according to the following:

	2025	2024
	MCh$	MCh$
Write-offs for operating risks	27,568	29,407
Expense in insurance premiums to cover operational risk events	6,634	6,275
Expenses for financial lease loan operations	4,240	6,976
Card administration	3,963	2,209
Legal expenses and lawsuits	1,884	2,847
Write-offs for commercial decisions	766	407
Provision for pending operations	514	(124)
Provisions for lawsuits and litigation	445	419
Expenses for write-offs of leased assets recoveries	398	195
Life insurance	320	343
Appraisal expense	307	256
Renegotiated loan insurance premium	192	235
(Release) expense on provisions for operational risk	(355)	558
Expense recovery from operational risk events	(13,554)	(14,314)
Other expenses	636	350
Total	**33,958**	**36,039**

‹ 445 ›

37. PERSONNEL EXPENSES:

The detail of the expense for employee benefit obligations during the years 2025 and 2024 is as follows:

	2025	2024
	MCh$	MCh$
Expenses for short-term employee benefits	534,059	528,466
Expenses for employee benefits due to termination of employment contract	24,133	42,125
Training expenses	3,437	3,440
Expenses for nursery and kindergarten	1,494	1,618
Other personnel expenses	7,232	6,898
Total	**570,355**	**582,547**

BANCO DE CHILE AND SUBSIDIARIES

38. ADMINISTRATIVE EXPENSES:

This line item is composed of the following:

	2025	2024
	MCh$	MCh$
General administrative expenses		
Information technology and communications	162,788	157,216
Maintenance and repair of property and equipment	52,338	51,606
External advisory services and professional services fees	11,662	11,252
Surveillance and securities transport services	10,854	11,651
External financial information and fraud prevention service	8,661	8,129
Office supplies	8,483	8,497
Legal and notary expenses	7,317	5,799
Energy, heating and other utilities	6,844	6,132
Expenses for short-term leases	4,856	3,658
External service of documentation custody	4,457	4,664
Other expenses for obligations under lease contracts	4,099	4,200
Postal box, mail, postage and home delivery services	4,080	6,325
Insurance premiums except to cover operational risk events	3,792	4,142
Representation and travel expenses	3,368	3,191
Donations	2,782	3,249
Card embossing service	2,168	2,084
Fees for other technical reports	1,053	1,063
Fees for review and audit of the financial statements by the external auditor	906	873
Expenses for leases of low value	540	549
Title classification fees	168	241
Fines applied by other agencies	58	132
Other general administrative expenses	9,903	9,393
Outsourced services		
Technological developments expenses, certification and technology testing	21,871	22,323
Data processing	11,703	11,133
External credit evaluation service	5,041	5,820
External collection service	3,551	4,841
External human resources administration services and supply of external personnel	1,947	1,820
Call Center service for sales, marketing, quality control customer service	766	1,695
External cleaning service, cafeteria, custody of files and documents, storage of furniture and equipment	319	473
Sales and distribution services for products	318	—
Other outsourced services	1,603	1,144
Board of Directors' expenses		
Board of Directors' remuneration	3,641	3,500
Other Board of directors' expenses	80	78
Advertising	42,466	33,948
Taxes, contribution payments and other legal charges		
Contribution to the banking regulator	14,788	15,248
Property taxes	5,428	6,020
Taxes other than income tax	3,007	2,803
Municipal patents	1,880	1,752
Other legal charges	47	52
Total	**429,633**	**416,696**




SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING



39. DEPRECIATION AND AMORTIZATION:

The amounts corresponding to debits to profit or loss for depreciation and amortization during the years 2025 and 2024, are detailed as follows:

	2025	2024
	MCh$	MCh$
Amortization of intangibles assets		
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	41,453	36,265
Depreciation of property and equipment		
Buildings and land	9,807	9,725
Other property and equipment	13,837	18,447
Depreciation and impairment of leased assets		
Buildings and land	28,607	28,672
Other property and equipment	—	—
Depreciation for improvements in leased real estate as right-to-use lease assets	1,049	1,135
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	357	357
Amortization of other assets per activity income asset	—	—
Total	**95,110**	**94,601**

‹ 447 ›

40. IMPAIRMENT OF NON-FINANCIAL ASSETS:

As of December 31, 2025 and 2024, the detail of the line item for impairment of non-financial assets is composed of the following:

	2025	2024
	MCh$	MCh$
Impairment of intangible assets	464	—
Impairment of property and equipment	265	1,121
Impairment of assets from revenue from contracts with customers	1,153	1,730
Total	**1,882**	**2,851**

BANCO DE CHILE AND SUBSIDIARIES

41. CREDIT LOSS EXPENSE:

(a) The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$
Expense of allowances established for credit risk	499,913	452,448
Expense (release) of special provisions for credit risk	(51,020)	3,610
Recovery of written-off loans	(71,383)	(65,313)
Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	4,412	1,009
Total	**381,922**	**391,754**

(b) Summary of the expense of allowances constituted for credit risk and expense for credit losses:

	Expense of allowances constituted in the year							
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Performing Portfolio Evaluation			Deductible guarantees Fogape Covid-19	
As of December 31, 2025	Individual	Group	Individual	Individual	Group	Subtotal		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks								
Allowances established	—	—	—	—	—	—	—	—
Allowances released	(151)	—	—	—	—	(151)	—	(151)
Subtotal	(151)	—	—	—	—	(151)	—	(151)
Commercial loans								
Allowances established	—	1,986	2,787	29,320	64,295	98,388	—	98,388
Allowances released	(8,969)	—	—	—	—	(8,969)	(1,689)	(10,658)
Subtotal	(8,969)	1,986	2,787	29,320	64,295	89,419	(1,689)	87,730
Residential mortgage loans								
Allowances established	—	270	—	—	11,720	11,990	—	11,990
Allowances released	—	—	—	—	—	—	—	—
Subtotal	—	270	—	—	11,720	11,990	—	11,990
Consumer loans								
Allowances established	—	60,312	—	—	340,032	400,344	—	400,344
Allowances released	—	—	—	—	—	—	—	—
Subtotal	—	60,312	—	—	340,032	400,344	—	400,344
Expense on (release) of provisions for credit risk	(9,120)	62,568	2,787	29,320	416,047	501,602	(1,689)	499,913
Recovery of written-off loans								
Loans to banks								—
Commercial loans								(18,127)
Residential mortgage loans								(7,981)
Consumer loans								(45,275)
Subtotal								(71,383)
Loan credit loss expenses								**428,530**




As of December 31, 2024	Expense of allowances constituted in the year							
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Performing Portfolio Evaluation			Deductible guarantees Fogape Covid-19	Total
	Individual	Group	Individual	Individual	Group	Subtotal		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks								
Allowances established	23	—	—	—	—	23	—	23
Allowances released	—	—	—	—	—	—	—	—
Subtotal	23	—	—	—	—	23	—	23
Commercial loans								
Allowances established	2,185	419	—	46,526	67,605	116,735	—	116,735
Allowances released	—	—	(5,007)	—	—	(5,007)	(5,970)	(10,977)
Subtotal	2,185	419	(5,007)	46,526	67,605	111,728	(5,970)	105,758
Residential mortgage loans								
Allowances established	—	—	—	—	10,266	10,266	—	10,266
Allowances released	—	(328)	—	—	—	(328)	—	(328)
Subtotal	—	(328)	—	—	10,266	9,938	—	9,938
Consumer loans								
Allowances established	—	—	—	—	351,670	351,670	—	351,670
Allowances released	—	(14,941)	—	—	—	(14,941)	—	(14,941)
Subtotal	—	(14,941)	—	—	351,670	336,729	—	336,729
Expense on (release) of provisions for credit risk	2,208	(14,850)	(5,007)	46,526	429,541	458,418	(5,970)	452,448
Recovery of written-off loans								
Loans to banks								—
Commercial loans								(19,752)
Residential mortgage loans								(6,941)
Consumer loans								(38,620)
Subtotal								(65,313)
Loan credit loss expenses								**387,135**

‹ 449 ›

BANCO DE CHILE AND SUBSIDIARIES

(c) Summary of expense for special provisions for credit risk:

	2025	2024
	MCh$	MCh$
Expenses on (release of) provisions for contingent loans:		
Loans to banks	—	—
Commercial loans	(10,147)	5,592
Consumer loans	29,005	(709)
Expenses from provisions for country risk for transactions with debtors with residence abroad	(843)	(1,273)
Expense of special provisions for loans abroad	—	—
Expenses of additional loan provisions:		
Commercial loans	(69,035)	—
Residential mortgage loans	—	—
Consumer loans	—	—
Expense of other special provisions established for credit risk	**(51,020)**	**3,610**

42. INCOME FROM DISCONTINUED OPERATIONS:

‹ 450 ›

As of December 31, 2025 and 2024, the Bank does not record income from discontinued operations.

43. RELATED PARTY DISCLOSURES:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

Accordingly, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such interest exceeds 5% of the shares, as well as persons who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. Companies in which the parties related by ownership or management of the Bank have a share which is of 5% or higher, or persons who have the position of director, general manager or equivalent are considered related parties.



SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(a) Assets and liabilities with related parties:

Type of current assets and liabilities with related parties As of December 31, 2025	Related Party Type				
	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Financial assets held for trading at fair value through profit or loss:					
Derivative financial instruments	—	231,036	—	—	231,036
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	20	—	—	20
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	33,856	—	—	33,856
Derivative financial instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:					
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans		189,539	1,928	10,553	202,020
Residential mortgage loans	—	—	15,440	62,685	78,125
Consumer Loans	—	—	1,756	10,639	12,395
Allowances established – loans		(1,562)	(61)	(438)	(2,061)
Other assets	17	285,355	8	95	285,475
Contingent loans	—	167,862	3,401	16,776	188,039
LIABILITIES					
Financial liabilities held for trading at fair value through profit or loss:					
Derivative financial instruments	—	303,280	—	—	303,280
Financial liabilities designated as at fair value through profit or loss					
Derivative financial instruments for hedging purposes	—	19,931	—	—	19,931
Financial liabilities at amortized cost:					
Current accounts and other demand deposits	300	168,799	2,281	6,105	177,485
Time deposits and saving accounts	45,379	132,812	3,181	17,594	198,966
Obligations by repurchase agreements and securities lending	—	750	—	—	750
Borrowings from financial institutions	—	137,114	—	—	137,114
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	7,036	—	—	7,036
Other liabilities	—	225,578	556	2	226,136

‹ 451 ›

BANCO DE CHILE AND SUBSIDIARIES

Type of current assets and liabilities with related parties As of December 31, 2024	Related Party Type				
	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Financial assets held for trading at fair value through profit or loss:					
Derivative financial instruments	—	273,492	—	—	273,492
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,388	—	—	5,388
Derivative financial instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:					
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	266,912	1,291	9,967	278,170
Residential mortgage loans	—	—	14,694	59,861	74,555
Consumer Loans	—	—	1,656	11,482	13,138
Allowances established – loans	—	(1,291)	(30)	(326)	(1,647)
Other assets	16	132,549	38	7	132,610
Contingent loans	—	159,749	3,822	17,761	181,332
LIABILITIES					
Financial liabilities held for trading at fair value through profit or loss:					
Derivative financial instruments	—	300,756	—	—	300,756
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative financial instruments for hedging purposes	—	3,137	—	—	3,137
Financial liabilities at amortized cost:					
Current accounts and other demand deposits	170	141,497	2,860	6,844	151,371
Time deposits and saving accounts	151,595	78,618	3,093	19,082	252,388
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	3,175	—	—	3,175
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	9,200	—	—	9,200
Other liabilities	—	140,479	532	5	141,016




SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(b) Income and expenses from related party transactions [*]:

As of December 31, 2025	Parent Entity MCh$	Other Legal Entity MCh$	Key Personnel of the Consolidated Bank MCh$	Other Related Parties MCh$	Total MCh$
Interest revenue	—	17,678	555	2,999	21,232
Inflation indexation revenue	—	1,989	621	2,448	5,058
Fee and commission income	219	90,950	53	63	91,285
Net financial result	—	(12,087)	—	—	(12,087)
Other income	—	—	—	—	—
Total income	**219**	**98,530**	**1,229**	**5,510**	**105,488**
Interest expense	7,558	4,761	154	849	13,322
Inflation indexation expense	—	—	3	6	9
Fee and commission expense	—	30,153	—	—	30,153
Expenses on loan losses (gains)	—	241	35	180	456
Personnel expenses	—	96	34,430	81,084	115,610
Administrative expenses	—	11,051	3,665	76	14,792
Other expenses	—	14	14	40	68
Total expenses	**7,558**	**46,316**	**38,301**	**82,235**	**174,410**

‹ 453 ›

As of December 31, 2024	Parent Entity MCh$	Other Legal Entity MCh$	Key Personnel of the Consolidated Bank MCh$	Other Related Parties MCh$	Total MCh$
Interest revenue	—	18,841	454	3,059	22,354
Inflation indexation revenue	—	1,819	605	2,905	5,329
Fee and commission income	146	92,827	43	71	93,087
Net financial result	—	35,318	—	—	35,318
Other income	—	—	—	—	—
Total income	**146**	**148,805**	**1,102**	**6,035**	**156,088**
Interest expense	8,420	7,166	249	1,351	17,186
Inflation indexation expense	—	—	—	—	—
Fee and commission expense	—	28,569	—	—	28,569
Expenses on loan losses (gains)	—	(1,233)	12	94	(1,127)
Personnel expenses	—	312	37,918	81,818	120,048
Administrative expenses	—	11,462	3,628	88	15,178
Other expenses	—	—	1	11	12
Total expenses	**8,420**	**46,276**	**41,808**	**83,362**	**179,866**

(*)   This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

BANCO DE CHILE AND SUBSIDIARIES

(c) **Transactions with related parties:** Individual transactions in the year with related parties that are legal entities, which do not correspond to the usual operations of the line of business performed with customers in general and when such individual transactions consider a transfer of resources, services or obligations higher than UF 2,000 are detailed below.

As of December 31, 2025

Company name	Nature of the relationship with the Bank	Transction description	
		Type of service	
Servipag Ltda.	Joint venture	Collection services	
		IT support services	
		Software development service	
		IT project services	
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Brokerage commission	
Manantial S.A.	Other related parties	General expenses	
Universidad Del Desarrollo	Other related parties	Advertising services	
Enex S.A.	Other related parties	Rent spaces for ATM	
		Advertising services	
Redbanc S.A.	Associates	Electronic transaction management services	
		IT project services	
		IT services	
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	
		Custodial services	
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	
Fundación Teleton	Other related parties	Advertising services	
		Donations	
Canal 13	Other related parties	Advertising services	
La Barra S.A.	Other related parties	Advertising services	
Bolsa Electrónica de Chile, Bolsa de Valores	Minority investments	Brokerage commission	
		Service of financial information	
Citibank N.A. United Kingdom	Other related parties	Service of financial information	
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	
Citigroup Global Markets INC	Other related parties	Brokerage commission	
DCV Registros S.A.	Other related parties	IT services	
Transbank S.A.	Associates	Card processing	
		Exchange commission	
Centro de Compensación Automatizado S.A.	Associates	Transfer services	
		Fraud prevention services	
		Collection services	
Artikos Chile S.A.	Other related parties	IT services	
		IT support services	
Citibank N.A.	Other related parties	Connectivity business commissions	
Desarrollos e Inversiones Internacionales SpA	Other related parties	Common area expenses	
Plaza Oeste SPA	Other related parties	Common area expenses	
		Financial lease agreements	
Plaza del Trébol SPA	Other related parties	Common area expenses	
		Finance lease contract	
Nuevos Desarrollos S.A.	Other related parties	Finance lease contract	
Plaza Vespucio SPA	Other related parties	Finance lease contract	
Plaza Tobalaba SPA	Other related parties	Finance lease contract	
Plaza La Serena SPA	Other related parties	Finance lease contract	
Inmobiliaria Mall Calama S.A.	Other related parties	Finance lease contract	




	Transction description		Transactions under equivalent conditions to those transactions conducted on an arm's length basis	Amount MCh$	Effect on Profit or loss		Effect on the statement of Financial position	
	Term	Renewal conditions			Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
	30 days	Contract	Yes	4,010	—	4,010	—	328
	30 days	Contract	Yes	296	—	296	—	—
	30 days	Contract	Yes	85	—	85	—	—
	30 days	Contract	Yes	94	—	94	—	—
	30 days	Contract	Yes	292	—	292	—	—
	30 days	Contract	Yes	329	—	329	—	—
	30 days	Contract	Yes	336	—	336	—	336
	30 days	Contract	Yes	2,257	—	2,257	—	570
	30 days	Contract	Yes	132	—	132	—	—
	30 days	Contract	Yes	19,080	—	19,080	—	1,609
	30 days	Contract	Yes	207	—	207	—	—
	30 days	Contract	Yes	190	—	190	—	—
	30 days	Contract	Yes	764	—	764	—	22
	30 days	Contract	Yes	1,178	—	1,178	—	—
	30 days	Contract	Yes	325	—	325	—	—
	30 days	Contract	Yes	943	—	943	—	91
	30 days	Contract	Yes	83	—	83	—	—
	30 days	Contract	Yes	577	—	577	—	268
	30 days	Contract	Yes	1,590	—	1,590	—	—
	30 days	Contract	Yes	131	—	131	—	—
	30 days	Contract	Yes	96	—	96	—	—
	30 days	Contract	Yes	189	—	189	—	7
	30 days	Contract	Yes	95	—	95	—	—
	30 days	Contract	Yes	106	—	106	—	—
	30 days	Contract	Yes	769	—	769	—	—
	30 days	Contract	Yes	369	—	369	—	50
	30 days	Contract	Yes	258	—	258	—	—
	30 days	Contract	Yes	631	—	631	—	110
	30 days	Contract	Yes	77,727	77,727	—	—	—
	30 days	Contract	Yes	2,850	—	2,850	—	255
	30 days	Contract	Yes	344	—	344	—	—
	30 days	Contract	Yes	147	—	147	—	—
	30 days	Contract	Yes	280	—	280	—	—
	30 days	Contract	Yes	236	—	236	—	—
	Quarterly	Contract	Yes	7,991	7,991	—	3,362	—
	30 days	Contract	Yes	101	—	101	—	13
	30 days	Contract	Yes	167	—	167	—	50
	30 days	Contract	Yes	250	—	250	—	592
	30 days	Contract	Yes	106	—	106	—	127
	30 days	Contract	Yes	256	—	256	—	19
	30 days	Contract	Yes	193	—	193	—	335
	30 days	Contract	Yes	133	—	133	—	32
	30 days	Contract	Yes	133	—	133	—	—
	30 days	Contract	Yes	257	—	257	—	385
	30 days	Contract	Yes	148	—	148	—	—

[Annual Report · Consolidated Financial Statements]

BANCO DE CHILE AND SUBSIDIARIES

As of December 31, 2024

Company name	Nature of the relationship with the Bank	Transction description	
		Type of service	
Ionix SPA	Other related parties	IT support services	
Servipag Ltda.	Joint venture	IT support services	
		Collection services	
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	
		Brokerage commission	
		IT support services	
Enex S.A.	Other related parties	Rent spaces for ATM	
Universidad del Desarrollo	Other related parties	Advertising service	
Universidad Adolfo Ibáñez	Other related parties	Training	
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	
		Service of financial information	
DCV Registros S.A.	Other related parties	IT services	
Redbanc S.A.	Associates	Electronic transaction management services	
		IT project services	
		Installation services	
		Fraud prevention services	
		IT services	
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	
		Custodial services	
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	
Manantial S.A.	Other related parties	General expenses	
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	
Citigroup Global Markets INC	Other related parties	Brokerage commission	
Transbank S.A.	Associates	Card processing	
		Project consultation	
		Fraud prevention services	
		Exchange commission	
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	
		Collection services	
		Transfer services	
Artikos Chile S.A.	Joint venture	IT support services	
		IT services	
Citibank N.A.	Other related parties	Connectivity business commissions	
Fundación Teletón	Other related parties	Advertising services	
		Donations	
Canal 13	Other related parties	Advertising service	
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	
Nuevos Desarrollos S.A.	Other related parties	Finance lease contract	
Plaza Vespucio SPA	Other related parties	Finance lease contract	
Plaza Oeste SPA	Other related parties	Finance lease contract	
Plaza del Trebol SPA	Other related parties	Finance lease contract	
Plaza Tobalaba SPA	Other related parties	Finance lease contract	
Plaza La Serena SPA	Other related parties	Finance lease contract	
Inmobiliaria Mall Calama S.A.	Other related parties	Finance lease contract	



	Transction description		Transactions under equivalent conditions to those transactions conducted on an arm's length basis	Amount MCh$	Effect on Profit or loss		Effect on the statement of Financial position	
	Term	Renewal conditions			Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
	30 days	Contract	Yes	141	—	141	—	—
	30 days	Contract	Yes	367	—	367	—	—
	30 days	Contract	Yes	4,235	—	4,235	—	387
	30 days	Contract	Yes	356	—	356	—	25
	30 days	Contract	Yes	423	—	423	—	—
	30 days	Contract	Yes	256	—	256	—	—
	30 days	Contract	Yes	1,740	—	1,740	—	498
	30 days	Contract	Yes	126	—	126	—	—
	30 days	Contract	Yes	272	—	272	—	—
	30 days	Contract	Yes	203	—	203	—	1
	30 days	Contract	Yes	117	—	117	—	—
	30 days	Contract	Yes	294	—	294	—	—
	30 days	Contract	Yes	17,658	—	17,658	—	1,707
	30 days	Contract	Yes	132	—	132	—	—
	30 days	Contract	Yes	81	—	81	—	—
	30 days	Contract	Yes	108	—	108	—	—
	30 days	Contract	Yes	442	—	442	—	—
	30 days	Contract	Yes	833	—	833	—	90
	30 days	Contract	Yes	1,357	—	1,357	—	—
	30 days	Contract	Yes	352	—	352	—	22
	30 days	Contract	Yes	379	—	379	—	—
	30 days	Contract	Yes	881	—	881	—	91
	30 days	Contract	Yes	529	—	529	—	—
	30 days	Contract	Yes	387	—	387	—	29
	30 days	Contract	Yes	498	—	498	—	97
	30 days	Contract	Yes	114	—	114	—	—
	30 days	Contract	Yes	87	—	87	—	—
	30 days	Contract	Yes	79,025	79,025	—	—	—
	30 days	Contract	Yes	657	—	657	—	333
	30 days	Contract	Yes	187	—	187	—	—
	30 days	Contract	Yes	2,803	—	2,803	—	—
	30 days	Contract	Yes	422	—	422	—	2
	30 days	Contract	Yes	465	—	465	—	—
	Quarterly	Contract	Yes	8,065	8,065	—	3,272	—
	30 days	Contract	Yes	449	—	449	—	121
	30 days	Contract	Yes	1,599	—	1,599	—	—
	30 days	Contract	Yes	202	—	202	—	73
	30 days	Contract	Yes	84	—	84	—	—
	30 days	Contract	Yes	180	—	180	—	496
	30 days	Contract	Yes	127	—	127	—	154
	30 days	Contract	Yes	254	—	254	—	810
	30 days	Contract	Yes	270	—	270	—	73
	30 days	Contract	Yes	135	—	135	—	113
	30 days	Contract	Yes	223	—	223	—	543
	30 days	Contract	Yes	141	—	141	—	137

[Annual Report · Consolidated Financial Statements]

BANCO DE CHILE AND SUBSIDIARIES

(d) Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2025 MCh$	2024 MCh$
Board of Directors:		
Payment of remuneration and allowances of the Board of Directors - Bank and its subsidiaries	3,641	3,500
Other Board of Directors' expenses	80	78
Key Personnel of the Management of the Bank and its Subsidiaries:		
Payment for short-term employee benefits	33,118	33,779
Payment for severance	1,312	4,139
Payment of benefits to employees for contract termination severance	—	—
Payment of long-term employee benefits	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	34,430	37,918
Total	**38,151**	**41,496**


(e) Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2025	2024
	No. of executives	
Board of Directors:		
Directors – Bank and its subsidiaries	17	17
Key Personnel of the Management of the Bank and its Subsidiaries:		
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division / Area Managers – Bank	74	74
Division / Area Managers – Subsidiaries	30	27
Subtotal	110	107
Total	**127**	**124**



44. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Division Manager. This function befalls to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)   Industry standard valuation.

      To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through *Black-Scholes-Merton*, according to the case.

      The input parameters for the valuation of fixed income instruments and options correspond to rates, prices and volatility levels for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

      In the case of the valuation of derivatives under a CSA (Credit Support Annex Discounting) agreement, the rates used to discount the flows correspond to the CSA Discounting methodology, where the discount factors used depend on the collateral agreement that exists with each counterparty.

‹ 459 ›

(ii) Quoted prices in active markets.

      The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Santiago Stock Exchange, Bloomberg, LVA and Risk America, etc.). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii) Valuation techniques.

      If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

      Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

(iv) Fair value adjustments.

      Part of the fair value process considers four adjustments to the market value, calculated based on the market parameters, including a liquidity adjustment, a *Bid/Offer* adjustment, an adjustment for derivative credit risk (CVA and DVA), and an adjustment for the funding of the derivative cash flows (FVA). Likewise, for certain fixed income instruments held in investment portfolios measured at fair value through other comprehensive income or at amortized cost, the portion of the fair value adjustment explained by impairment due to counterparty credit risk is determined.

BANCO DE CHILE AND SUBSIDIARIES

The calculation of the liquidity adjustment considers the size of the position in each factor, the liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the *Bid*, *Mid and Offer*, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument's market rate. Finally, the FVA adjustment for derivatives corresponds to a value adjustment that reflects the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals, or this one is imperfect.

Note that there is also the concept of COLVA for derivatives, which is a valuation adjustment if a derivative is valued using parameters other than those used in the CSA Discounting methodology. As Banco de Chile uses CSA Discounting as the valuation methodology, COLVA is already part of the derivative's Mark-to-Market (MTM), and no additional adjustment is required for this concept. However, the Bank measures COLVA for internal management purposes, relative to a SOFR Discounting scenario (scenario where all derivatives have USD SOFR collateral).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while *Bid/Offer* adjustments are made for trading instruments and financial instruments at fair value through other comprehensive income. Adjustments for CVA / DVA/FVA/COLVA are made only for derivatives. Also, credit risk impairment is computed only for fixed income instruments measured at fair value through other comprehensive income and fixed income instruments measured at amortized cost.


(v) Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control those the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports daily Profit and Loss ("P&L") and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

(vi) Judgmental analysis and information to Management.

Cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available, or it is not possible to infer prices or rates from it.



SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

(a) Hierarchy of instruments valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1: These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to *benchmarks*, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a *Benchmark*, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, Pesos-20, UF-02, UF-03, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30.

A *Benchmark* corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a *Benchmark*. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Santiago Stock Exchange and correspond to the standard methodology used in the market.

Level 2: They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a) Quoted prices for similar assets or liabilities in active markets.
b) Quoted prices for identical or similar assets or liabilities in markets that are not active.
c) Inputs data other than quoted prices that are observable for the asset or liability.
d) Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to *benchmarks*.

The technique used for derivative valuation depends on whether the instrument is impacted by volatility as a relevant market factor. Accordingly, for options, the Black-Scholes-Merton formula is applied, as it incorporates volatility, whereas for other derivatives, such as forwards and swaps, the discounted cash flow method is used.

‹ 461 ›

BANCO DE CHILE AND SUBSIDIARIES

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

If there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on a Base Yield (Central Bank Bonds) and issuer spread. The model is based on daily prices and risk/maturity similarities between Instruments.
Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on a Base Yield (Central Bank Bonds) and issuer spread. The model takes into consideration daily prices and risk/maturity similarities between instruments.
Time Deposits		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards		Forward Points, Inflation forecast and local swap rates are provided by market *brokers* that are widely used in the Chilean market. Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market. Zero Coupon rates are calculated by using the *bootstrapping* method over swap rates.
FX Options	*Black-Scholes Model*	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.




SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12

FINANCIAL
REPORTING

Level 3: These are financial instruments whose fair value is determined using unobservable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant unobservable inputs.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	As inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds		Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

BANCO DE CHILE AND SUBSIDIARIES

(b)   Level chart:

The following table shows the classification by levels, for financial instruments measured at fair value.

	Level 1		
	2025	**2024**	
	MCh$	MCh$	
FINANCIAL ASSETS			
Financial assets held for trading at fair value through profit or loss			
Financial derivative contracts:			
Forwards	—	—	
Swaps	—	—	
Call options	—	—	
Put options	—	—	
Futures	—	—	
Subtotal	—	—	
Debt financial instruments:			
From the Chilean Government and Central Bank	289,581	210,418	
Other debt financial instruments issued in Chile	—	—	
Financial debt instruments issued Abroad	—	—	
Subtotal	289,581	210,418	
Others	402,259	411,689	
Subtotal	691,840	622,107	
Financial assets at fair value through other comprehensive income			
Debt Financial Instruments: [1]			
From the Chilean Government and Central Bank	604,907	550,418	
Other debt financial instruments issued in Chile	—	—	
Financial debt instruments issued abroad	—	—	
Subtotal	604,907	550,418	
Financial Derivative contracts for hedging purposes			
Forwards	—	—	
Swaps	—	—	
Call options	—	—	
Put options	—	—	
Futures	—	—	
Subtotal	—	—	
Total	**1,296,747**	**1,172,525**	
FINANCIAL LIABILITIES			
Financial liabilities held for trading at fair value through profit or loss:			
Financial derivative contracts:			
Forwards	—	—	
Swaps	—	—	
Call options	—	—	
Put options	—	—	
Futures	—	—	
Subtotal	—	—	
Others	—	—	
Financial derivative contracts for hedging purposes			
Forwards	—	—	
Swaps	—	—	
Call options	—	—	
Put options	—	—	
Futures	—	—	
Subtotal	—	—	
Total	**—**	**—**	

‹ 464 ›

(1)   As of December 31, 2025, 100% of instruments of Level 3 are "Investment Grade" instruments. Also, 100% of total of these financial instruments correspond to domestic issuers.


Banco de Chile

	Level 2		Level 3		Total	
	2025 MCh$	2024 MCh$	2025 MCh$	2024 MCh$	2025 MCh$	2024 MCh$
	377,810	227,670	—	—	377,810	227,670
	1,488,810	2,070,481	—	—	1,488,810	2,070,481
	332	4,949	—	—	332	4,949
	2,515	253	—	—	2,515	253
	—	—	—	—	—	—
	1,869,467	2,303,353	—	—	1,869,467	2,303,353
	2,508,748	1,285,039	—	—	2,798,329	1,495,457
	263,104	206,675	14,250	11,273	277,354	217,948
	46,019	976	—	—	46,019	976
	2,817,871	1,492,690	14,250	11,273	3,121,702	1,714,381
	—	—	—	—	402,259	411,689
	4,687,338	3,796,043	14,250	11,273	5,393,428	4,429,423
	569,399	110,359	—	—	1,174,306	660,777
	2,285,253	1,303,708	53,673	71,922	2,338,926	1,375,630
	35,739	51,938	—	—	35,739	51,938
	2,890,391	1,466,005	53,673	71,922	3,548,971	2,088,345
	—	—	—	—	—	—
	29,714	73,959	—	—	29,714	73,959
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	29,714	73,959	—	—	29,714	73,959
	7,607,443	**5,336,007**	**67,923**	**83,195**	**8,972,113**	**6,591,727**
	456,184	241,632	—	—	456,184	241,632
	1,621,709	2,198,068	—	—	1,621,709	2,198,068
	870	4,151	—	—	870	4,151
	1,459	955	—	—	1,459	955
	—	—	—	—	—	—
	2,080,222	2,444,806	—	—	2,080,222	2,444,806
	512	990	—	—	512	990
	—	—	—	—	—	—
	297,817	141,040	—	—	297,817	141,040
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	297,817	141,040	—	—	297,817	141,040
	2,378,551	**2,586,836**	**—**	**—**	**2,378,551**	**2,586,836**

[Annual Report · Consolidated Financial Statements]

BANCO DE CHILE AND SUBSIDIARIES

(c) Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	December 2025							
	Balance as of January 1, 2025	Gain (Loss) Recognized in Income [1]	Gain (Loss) Recognized in Equity [2]	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss								
Debt financial instruments:								
Other debt financial instruments issued in Chile	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250
Subtotal	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250
Financial assets at fair value through other comprehensive Income								
Debt financial instruments:								
Other debt financial instruments issued in Chile	71,922	1,225	473	—	(44,801)	61,899	(37,045)	53,673
Subtotal	71,922	1,225	473	—	(44,801)	61,899	(37,045)	53,673
Total	**83,195**	**1,499**	**473**	**15,952**	**(50,499)**	**61,899**	**(44,596)**	**67,923**




	December 2024							
	Balance as of January 1, 2024	Gain (Loss) Recognized in Income [1]	Gain (Loss) Recognized in Equity [2]	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss								
Debt financial instruments:								
Other debt financial instruments issued in Chile	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Subtotal	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Financial assets at fair value through other comprehensive Income								
Debt financial instruments:								
Other debt financial instruments issued in Chile	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Subtotal	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Total	**122,846**	**1,995**	**1,682**	**83,887**	**(84,697)**	**18,226**	**(60,744)**	**83,195**

(1)   Recorded in income under line item "Net financial result".

(2)   Recorded in equity under the line item "Accumulated other comprehensive income".



BANCO DE CHILE AND SUBSIDIARIES

(d) Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2025		As of December 31, 2024	
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss				
Debt financial instruments:				
Other debt financial instruments issued in Chile	14,250	(15)	11,273	(255)
Subtotal	14,250	(15)	11,273	(255)
Financial assets at fair value through other comprehensive income				
Debt financial instruments:				
Other debt financial instruments issued in Chile	53,673	(1,652)	71,922	(2,320)
Subtotal	53,673	(1,652)	71,922	(2,320)
Total	**67,923**	**(1,667)**	**83,195**	**(2,575)**



With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. For financial assets in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers' quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid/offer adjustment that is provisioned for these instruments.

(e) Other assets and liabilities:

The following table summarizes the fair values of the Bank's main financial assets and liabilities that are not recorded at fair value in the Consolidated Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank's income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:



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	Book Value		Estimated Fair Value	
	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$
ASSETS				
Cash and deposits in banks	2,590,986	2,699,076	2,590,986	2,699,076
Transactions in the course of collection	414,419	372,456	414,419	372,456
Subtotal	3,005,405	3,071,532	3,005,405	3,071,532
Financial assets at amortized cost:				
Rights by resale agreements and securities lending	100,643	87,291	100,643	87,291
Debt financial instruments	460,937	944,074	435,196	892,550
Loans to Banks:				
Domestic banks	—	299,888	—	299,888
Central Bank of Chile	—	—	—	—
Foreign banks	399,123	366,927	397,340	366,245
Subtotal	960,703	1,698,180	933,179	1,645,974
Loans to customers, net:				
Commercial loans	19,137,460	19,724,933	18,835,985	19,561,279
Residential mortgage loans	13,874,507	13,180,186	13,957,541	13,000,178
Consumer loans	5,343,032	5,183,917	5,436,873	5,247,985
Subtotal	38,354,999	38,089,036	38,230,399	37,809,442
Total	**42,321,107**	**42,858,748**	**42,168,983**	**42,526,948**
LIABILITIES				
Transactions in the course of payment	564,172	283,605	564,172	283,605
Financial liabilities at amortized cost:				
Current accounts and other demand deposits	14,498,196	14,263,303	14,498,196	14,263,303
Time deposits and saving accounts	13,971,968	14,168,703	13,965,200	14,170,156
Obligations under repurchase agreements	286,915	109,794	286,915	109,794
Borrowings from financial institutions	1,296,751	1,103,468	1,278,009	1,071,097
Debt financial instruments issued:				
Mortgage finance bonds for residential purposes	521	849	578	946
Mortgage finance bonds for general purposes	—	1	—	1
Bonds	10,800,330	9,689,219	10,725,466	9,596,699
Other financial obligations	367,323	284,479	367,323	284,479
Subtotal	41,222,004	39,619,816	41,121,687	39,496,475
Regulatory capital financial instruments:				
Subordinate bonds	1,087,093	1,068,879	1,055,062	1,057,509
Total	**42,873,269**	**40,972,300**	**42,740,921**	**40,837,589**

‹ 469 ›

BANCO DE CHILE AND SUBSIDIARIES

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of several data sources such as yield curves, credit risk spreads, etc. In addition, due to the fact that some of these assets and liabilities are not traded on the market, regular reviews and analyzes are required to determine the suitability of the inputs and fair values determined.

(f) Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not measured at their fair value, as of December 31, 2025 and 2024:


470

	Level 1 Estimated fair value		
	2025 MCh$	2024 MCh$	
ASSETS			
Cash and deposits in banks	2,590,986	2,699,076	
Transactions in the course of collection	414,419	372,456	
Subtotal	3,005,405	3,071,532	
Financial assets at amortized cost:			
Rights by resale agreements and securities lending	100,643	87,291	
Debt financial instruments	435,196	892,550	
Loans to Banks:			
Domestic banks	—	299,888	
Central Bank of Chile	—	—	
Foreign banks	—	—	
Subtotal	535,839	1,279,729	
Loans to customers, net:			
Commercial loans	—	—	
Residential mortgage loans	—	—	
Consumer loans	—	—	
Subtotal	—	—	
Total	**3,541,244**	**4,351,261**	
LIABILITIES			
Transactions in the course of payment	564,172	283,605	
Financial liabilities at amortized cost:			
Current accounts and other demand deposits	14,498,196	14,263,303	
Time deposits and saving accounts	—	—	
Obligations by repurchase agreements and securities lending	286,915	109,794	
Borrowings from financial institutions	—	—	
Debt financial instruments issued:			
Mortgage finance bonds for residential purposes	—	—	
Mortgage finance bonds for general purposes	—	—	
Bonds	—	—	
Other financial obligations	—	—	
Subtotal	14,785,111	14,373,097	
Regulatory capital financial instruments:			
Subordinate bonds	—	—	
Total	**15,349,283**	**14,656,702**	



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471

	Level 2 Estimated fair value		Level 3 Estimated fair value		Total Estimated fair value	
	2025 MCh$	2024 MCh$	2025 MCh$	2024 MCh$	2025 MCh$	2024 MCh$
	—	—	—	—	2,590,986	2,699,076
	—	—	—	—	414,419	372,456
	—	—	—	—	3,005,405	3,071,532
	—	—	—	—	100,643	87,291
	—	—	—	—	435,196	892,550
	—	—	—	—	—	299,888
	—	—	—	—	—	—
	—	—	397,340	366,245	397,340	366,245
	—	—	397,340	366,245	933,179	1,645,974
	—	—	18,835,985	19,561,279	18,835,985	19,561,279
	—	—	13,957,541	13,000,178	13,957,541	13,000,178
	—	—	5,436,873	5,247,985	5,436,873	5,247,985
	—	—	38,230,399	37,809,442	38,230,399	37,809,442
	—	**—**	**38,627,739**	**38,175,687**	**42,168,983**	**42,526,948**
	—	—	—	—	564,172	283,605
	—	—	—	—	14,498,196	14,263,303
	—	—	13,965,200	14,170,156	13,965,200	14,170,156
	—	—	—	—	286,915	109,794
	—	—	1,278,009	1,071,097	1,278,009	1,071,097
	578	946	—	—	578	946
	—	1	—	—	—	1
	10,725,466	9,596,699	—	—	10,725,466	9,596,699
	—	—	367,323	284,479	367,323	284,479
	10,726,044	9,597,646	15,610,532	15,525,732	41,121,687	39,496,475
	—	—	1,055,062	1,057,509	1,055,062	1,057,509
	10,726,044	**9,597,646**	**16,665,594**	**16,583,241**	**42,740,921**	**40,837,589**

BANCO DE CHILE AND SUBSIDIARIES

The Bank determines the fair value of these assets and liabilities according to the following:

- Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:
- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Rights by resale agreements and securities lending	- Obligations by repurchase agreements and securities lending
- Loans to domestic banks (including the Central Bank of Chile)	

- Loans to Customers and Advances to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer pricing process. Upon determination of the present value, we deduct the related loan loss allowances to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

- Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

 472

- Mortgage finance bonds and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

- Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other financial liabilities: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer pricing process. Because we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.



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45. MATURITY ACCORDING TO THEIR REMAINING TERMS OF FINANCIAL ASSETS AND LIABILITIES:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2025 and 2024. As these are for trading and financial instruments at fair value through other comprehensive income they are included at their fair value:

BANCO DE CHILE AND SUBSIDIARIES

	December 2025			
Assets	On demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Cash and deposits in banks	2,590,986	—	—	—
Transactions in the course of collection	—	414,419	—	—
Financial assets held for trading at fair value through profit or loss:				
Derivative financial instruments	—	167,124	136,487	323,653
Debt financial instruments	—	3,121,702	—	—
Others	—	402,259	—	—
Financial assets at fair value through other comprehensive income	—	71,180	341,097	1,162,592
Derivative financial instruments for hedging purposes	—	—	—	—
Financial assets at amortized cost:				
Rights by resale agreements and securities lending	—	79,029	20,337	1,277
Debt financial instruments (*)	—	—	8,620	—
Loans to Banks (**)	—	186,241	8,838	204,713
Loans to customers, net (**)	—	5,567,445	2,215,757	7,141,898
Total financial assets	**2,590,986**	**10,009,399**	**2,731,136**	**8,834,133**

 474

	December 2025			
Liabilities	On demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Transactions in the course of payment	—	564,172	—	—
Financial liabilities held for trading at fair value through profit or loss:				
Derivative financial instruments	—	206,193	136,315	350,100
Others	—	203	309	—
Derivative financial instruments for hedging purposes	—	—	—	—
Financial liabilities at amortized cost:				
Current accounts and other demand deposits	14,498,196	—	—	—
Time deposits and saving accounts (***)	—	8,929,347	2,863,533	1,765,508
Obligations by repurchase agreements and securities lending	—	286,915	—	—
Borrowings from financial institutions	—	64,758	322,064	773,675
Debt financial instruments issued:				
Mortgage finance bonds	—	53	34	20
Bonds	—	85,903	412,740	1,120,727
Other financial obligations	—	367,323	—	—
Lease liabilities	—	2,217	4,435	16,917
Regulatory capital financial instruments	—	2,153	—	105,722
Total financial liabilities	**14,498,196**	**10,509,237**	**3,739,430**	**4,132,669**
Mismatch	**(11,907,210)**	**(499,838)**	**(1,008,294)**	**4,701,464**

(*)   These balances are presented without deduction of impairment, which amount to Ch$19 million.

(**) These balances are presented without deduction of their related allowances, which amount to Ch$836,971 million for loans to customers and Ch$669 million for loans to banks.

(***) Excludes term saving accounts, which amount to Ch$405,689 million.



	December 2025					
	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	2,590,986	—	—	—	—	2,590,986
	414,419	—	—	—	—	414,419
	627,264	398,808	386,942	456,453	1,242,203	1,869,467
	3,121,702	—	—	—	—	3,121,702
	402,259	—	—	—	—	402,259
	1,574,869	1,339,478	218,817	415,807	1,974,102	3,548,971
	—	9,670	—	20,044	29,714	29,714
	100,643	—	—	—	—	100,643
	8,620	133,217	319,119	—	452,336	460,956
	399,792	—	—	—	—	399,792
	14,925,100	7,033,442	4,612,946	12,620,482	24,266,870	39,191,970
	24,165,654	**8,914,615**	**5,537,824**	**13,512,786**	**27,965,225**	**52,130,879**

	December 2025					
	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	564,172	—	—	—	—	564,172
	692,608	546,890	381,826	458,898	1,387,614	2,080,222
	512	—	—	—	—	512
	—	4,363	53,287	240,167	297,817	297,817
	14,498,196	—	—	—	—	14,498,196
	13,558,388	6,467	793	631	7,891	13,566,279
	286,915	—	—	—	—	286,915
	1,160,497	136,254	—	—	136,254	1,296,751
	107	83	89	242	414	521
	1,619,370	2,516,201	1,715,429	4,949,330	9,180,960	10,800,330
	367,323	—	—	—	—	367,323
	23,569	32,855	10,827	7,092	50,774	74,343
	107,875	11,039	9,241	958,938	979,218	1,087,093
	32,879,532	**3,254,152**	**2,171,492**	**6,615,298**	**12,040,942**	**44,920,474**
	(8,713,878)	**5,660,463**	**3,366,332**	**6,897,488**	**15,924,283**	**7,210,405**

BANCO DE CHILE AND SUBSIDIARIES

	December 2024			
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months
Assets	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	2,699,076	—	—	—
Transactions in the course of collection	—	372,456	—	—
Financial assets held for trading at fair value through profit or loss:				
Derivative financial instruments	—	87,403	120,813	465,718
Debt financial instruments	—	1,714,381	—	—
Others	—	411,689	—	—
Financial assets at fair value through other comprehensive income	—	123,164	250,542	683,008
Derivative financial instruments for hedging purposes	—	—	—	4,783
Financial assets at amortized cost:				
Rights under repurchase agreements	—	55,295	31,242	754
Debt financial instruments (*)	—	—	16,833	—
Loans to Banks (**)	—	398,512	57,306	211,885
Loans to customers, net (**)	—	5,344,299	2,853,497	7,464,859
Total financial assets	**2,699,076**	**8,507,199**	**3,330,233**	**8,831,007**

	December 2024			
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months
Liabilities	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	283,605	—	—
Financial liabilities held for trading at fair value through profit or loss:				
Derivative financial instruments	—	80,209	103,327	450,350
Others	—	580	—	—
Derivative financial instruments for hedging purposes	—	—	—	10,741
Financial liabilities at amortized cost:				
Current accounts and other demand deposits	14,263,303	—	—	—
Time deposits and saving accounts (***)	—	9,029,159	2,636,427	2,073,931
Obligations by repurchase agreements and securities lending	—	109,214	65	515
Borrowings from financial institutions	—	7,945	161,196	783,552
Debt financial instruments issued:				
Mortgage finance bonds	—	138	140	161
Bonds	—	4,451	134,852	1,033,995
Other financial obligations	—	284,479	—	—
Lease liabilities	—	2,252	4,728	19,046
Regulatory capital financial instruments	—	1,815	—	112,095
Total financial liabilities	**14,263,303**	**9,803,847**	**3,040,735**	**4,484,386**
Mismatch	**(11,564,227)**	**(1,296,648)**	**289,498**	**4,346,621**

(*)   These balances are presented without deduction of impairment, which amount to Ch$35 million.

(**) These balances are presented without deduction of their related allowances, which amount to Ch$786,084 million for loans to customers and Ch$888 million for loans to banks.

(***) Excludes term saving accounts, which amount to Ch$374,593 million.



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	December 2024					
	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	2,699,076	—	—	—	—	2,699,076
	372,456	—	—	—	—	372,456
	673,934	540,872	405,243	683,304	1,629,419	2,303,353
	1,714,381	—	—	—	—	1,714,381
	411,689	—	—	—	—	411,689
	1,056,714	196,319	590,462	244,850	1,031,631	2,088,345
	4,783	25,936	15,741	27,499	69,176	73,959
	87,291	—	—	—	—	87,291
	16,833	477,895	131,070	318,311	927,276	944,109
	667,703	—	—	—	—	667,703
	15,662,655	6,849,850	4,175,945	12,186,670	23,212,465	38,875,120
	23,367,515	**8,090,872**	**5,318,461**	**13,460,634**	**26,869,967**	**50,237,482**

	December 2024					
	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	283,605	—	—	—	—	283,605
	633,886	674,660	475,577	660,683	1,810,920	2,444,806
	580	410	—	—	410	990
	10,741	241	28,906	101,152	130,299	141,040
	14,263,303	—	—	—	—	14,263,303
	13,739,517	53,594	452	547	54,593	13,794,110
	109,794	—	—	—	—	109,794
	952,693	150,775	—	—	150,775	1,103,468
	439	40	86	285	411	850
	1,173,298	2,577,932	2,043,457	3,894,532	8,515,921	9,689,219
	284,479	—	—	—	—	284,479
	26,026	36,552	18,746	10,105	65,403	91,429
	113,910	13,514	11,365	930,090	954,969	1,068,879
	31,592,271	**3,507,718**	**2,578,589**	**5,597,394**	**11,683,701**	**43,275,972**
	(8,224,756)	**4,583,154**	**2,739,872**	**7,863,240**	**15,186,266**	**6,961,510**

BANCO DE CHILE AND SUBSIDIARIES

46. FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY:

As of December 31, 2025	CLP MCh$	UF MCh$	FX Indexation MCh$	USD MCh$	
Assets					
Financial assets	24,174,985	22,931,512	187,136	3,762,611	
Non-financial assets	2,271,476	7,822	1,209	526,132	
Total assets	**26,446,461**	**22,939,334**	**188,345**	**4,288,743**	
Liabilities					
Financial liabilities	26,552,935	11,209,717	252	6,018,272	
Non-financial liabilities	2,392,309	303,470	1,687	274,452	
Total liabilities	**28,945,244**	**11,513,187**	**1,939**	**6,292,724**	
Mismatch of financial assets and liabilities [*]	**(2,377,950)**	**11,721,795**	**186,884**	**(2,255,661)**	

(*)   This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2024	CLP MCh$	UF MCh$	FX Indexation MCh$	USD MCh$	
Assets					
Financial assets	21,227,721	22,318,337	171,396	5,307,621	
Non-financial assets	2,153,271	49,318	11,699	429,341	
Total assets	**23,380,992**	**22,367,655**	**183,095**	**5,736,962**	
Liabilities					
Financial liabilities	25,758,304	10,716,291	176	5,624,828	
Non-financial liabilities	2,143,825	373,949	1,252	299,241	
Total liabilities	**27,902,129**	**11,090,240**	**1,428**	**5,924,069**	
Mismatch of financial assets and liabilities [*]	**(4,530,583)**	**11,602,046**	**171,220**	**(317,207)**	

(*)   This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

Banco de Chile



	COP	GBP	EUR	CHF	JPY	CNY	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	18,278	148,857	4,009	13,147	29,502	23,183	51,293,220
	—	21	955	68	—	—	—	2,807,683
	—	**18,299**	**149,812**	**4,077**	**13,147**	**29,502**	**23,183**	**54,100,903**
	—	6,079	129,357	262,499	232,405	18,817	895,830	45,326,163
	—	5	2,573	571	12	3	123	2,975,205
	—	**6,084**	**131,930**	**263,070**	**232,417**	**18,820**	**895,953**	**48,301,368**
	—	**12,199**	**19,500**	**(258,490)**	**(219,258)**	**10,685**	**(872,647)**	**5,967,057**

‹ 479 ›

	COP	GBP	EUR	CHF	JPY	CNY	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	35,762	280,162	62,903	18,750	5,462	22,361	49,450,475
	—	—	1,273	—	—	—	64	2,644,966
	—	**35,762**	**281,435**	**62,903**	**18,750**	**5,462**	**22,425**	**52,095,441**
	—	6,837	297,367	170,907	230,051	—	845,804	43,650,565
	—	26	3,375	2	34	—	171	2,821,875
	—	**6,863**	**300,742**	**170,909**	**230,085**	**—**	**845,975**	**46,472,440**
	—	**28,925**	**(17,205)**	**(108,004)**	**(211,301)**	**5,462**	**(823,443)**	**5,799,910**

BANCO DE CHILE AND SUBSIDIARIES

47. RISK MANAGEMENT AND REPORT:

(1) Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. The Overall risk management takes into consideration the different business segments to which the Bank, provides services, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to perform the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For such purposes, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of such risks, including the Bank and its subsidiaries.

(a) Risk Management Structure

Credit, Market and Operational Risk Management are at all levels within the Organization, with a Corporate Governance structure that recognizes the significance of the different risk areas that exist.

The Bank's Board of Directors as the maximum authority is responsible for establishing risk policies, the Risk Appetite Framework, and the guidelines for the measurement criteria and follow up of risks. Also, it approves the risk limits and contingency plans for each of the risks. Moreover, it approves the following policies: Credit risk policy, policy for complex products and services, operational risk policy, business continuation policy, outsourcing policy, market risk policy and liquidity risk policy. Likewise, it approves the provision models, Additional Allowances Policy and pronounces annually on the adequacy of allowances. Additionally, it approves the capital management policy for the monitoring, control, administration and the management of the Bank´s capital. Also, it confirms the strategies, functional structure and comprehensive management model of Operational Risk and guarantees the consistency of this model with the Bank's strategy and proper implementation of the model within the organization. Accordingly, it has approved the risk management policy of the model together with the development framework, validates and follows up on the models. Furthermore, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. Management is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with that agreed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors at the defined instances.

The Bank's Corporate Governance considers the active involvement of the Board, acting directly or through different committees made up of Directors and members of the Senior Management. It is regularly informed and becomes aware of the evolution of the different risk management areas, being involved through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee on Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank's capital management are reviewed.



In addition to the Directors' Committees, the Bank's Management has the Technical Committee for the Supervision of Internal Models, the Model Risk Management Committee and the Operational Risk Committee, which review to specific matters.

The sections below describe the different Board of Directors' and Management's committees mentioned above.

Risk Management is performed by the Corporate Risk Division, which by having highly experienced and specialized teams, together with a sound regulatory framework, allows for optimal and effective management of the matters it addresses.

The Corporate Risk Division contributes to providing effective governance to the Corporation's main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture, identifying potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, comprehensively contributing to capital management.

Likewise, it continually manages risk knowledge from a comprehensive approach, in order to contribute to the business anticipating threats that may damage the solvency and quality of the portfolio, promoting a unique risk culture towards the Corporation through training and permanent training.

Within this Division, the Bank's risk functions are integrated as follows, ensuring, at the same time, the correct segregation of duties and independence:

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- <u>Market Risk:</u> Is responsible for developing the function of measuring, limiting, controlling and reporting on market risk, along with defining valuation standards and managing the Bank's assets and liabilities. Moreover, this Management is responsible for taking care of the compliance of market risk management policies, liquidity management, investment in debt instruments approved by the Board of Directors and to communicate promptly the status of market risks in detail accordingly.

- <u>Wholesale Credit Risk Admission:</u> Is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring consistency, compliance and consistency of policies for credit risk both in the Bank and in its subsidiaries.

- <u>Retail Admission, Regulations and Risk Transformation:</u> Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

  The regulatory body manages credit risk, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments on a cross-cutting manner in the Bank. Likewise, it conducts reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

- <u>Special Asset Management:</u> Is responsible for the collection of loans from all of the Bank's customer segments, with differentiated management in accordance with the institutional policies.

  In addition, it is responsible for managing the sale of assets recovered by the Bank, arising from credit recovery processes.

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– Risk Management Monitoring, Reporting and Control: Is responsible for managing and reporting credit risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting issues that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to loan losses.

Likewise, it provides information to the different governance bodies and areas involved in the decision-making process and contributes to providing effective governance to the Corporate Risk Division projects, ensuring regulatory compliance and the proper performance of the projects. Themselves, as well as being responsible for the management control of the Corporate Risk Division.

- Risk Models: Is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are involved in the measurement and management of model risk performed by the Model Risk and Internal Control Management, and presented to the relevant government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

Additionally, this Area is responsible for managing the process of calculating allowances for credit risk, ensuring the correct performance of the processes and analysis of the results obtained.


– Model Risk and Internal Control: Is responsible for to managing the risks associated with models and processes, and for such purpose, is supported by the functions of model validation and monitoring, model risk management, and internal control.

It conducts an independent review, evaluating the quality of the data, modeling techniques, compliance with regulatory provisions, its implementation within the institution and existing documentation. It also tracks the performance of the models and monitors each stage of the life cycle of the models within its scope, with the final purpose of generating mechanisms that allow it to measure and manage the level of model risk to which the Bank is exposed.

Finally, it is responsible for conducting an independent assessment of the internal control environment. For this purpose it has procedures that use the COSO 2013 (Committee of Sponsoring Organizations of the Treadway Commission) framework as a reference, which comprises five components: control environment, risk assessment, control activities, information and communication, and monitoring. This is carried out within the context of complying with local and international regulatory requirements, through the Updated Compilation of Regulations issued by the Financial Market Commission and Section 404 of the Sarbanes-Oxley Act, respectively.

– Global Control: Address the operational risk environment and continuity of the business. This management is responsible for managing and supervising the application of policies, standards and procedures in each of the areas within the Bank and Subsidiaries. In relation to the area of Operational Risk, it is in charge for guaranteeing the identification and efficient management of operational risks and promoting a risk culture to prevent financial losses and improve the quality of processes, proposing continuous improvements to risk management, aligned with regulatory requirements of Basel III and business objectives.



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As part of the structure, the Business Continuity Management is responsible for the management, control, and administration of recovery strategies in contingency situations. In addition, it ensures the Bank's operational resilience by maintaining the crisis-management governance model, guaranteeing the continuity of critical services and operations, particularly those related to critical payment products and services. This model is strengthened through a comprehensive resilience framework that includes ongoing training programs, plan updates, and controlled testing to validate the effectiveness of the strategies against disruptive events that may impact the Bank, thereby reinforcing its capacity to respond safely and efficiently. Additionally, the structure includes the role and responsibilities of the Information Security Officer (ISO), who operates independently from the Cybersecurity Division. The ISO's function is to design and implement controls by monitoring the activities carried out by the organizational units responsible for information security, cybersecurity, and technology risk within the Bank and its subsidiaries.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank's business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

This Division consists of the Governance and Identity Management, the Cyber Defense Management and the Technological Risk and Cyber Intelligence Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements.

Bank's Board of Directors' and Management's Committees

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(i) Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the associated results, and the price and liquidity risks that will be generated. Certain of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank's subsidiaries are consistent with those of the Bank, and that these are reflected in its own policies and procedures.

(ii) Credit Committees

The credit approval process is performed mainly through several credit committees, which are composed of qualified professionals and with the sufficient powers to make the decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks, and the Corporate Risk Division participates independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to be approved and have different meeting periodicities.

Within the Bank's risk management structure, the maximum approval instance is the Director's Credit Committee. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the Bank's internal regulations require approval from this Committee, except for any special powers delegated by the Board of Directors to Management.

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(iii) Portfolio Risk Committee

Among other duties, the Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank's loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio allowances for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by the Board of directors. This committee also reviews and confirms the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously conducted by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv) Collection Committee

The purpose of the Collection Committee is fundamentally to ensure the ongoing and proper monitoring of credit collection activities. In particular, it focuses on reviewing the results and evolution of the amounts assigned to collection across the different delinquency stages of each product, as well as the productivity and recovery performance of the various banking segments.

(v) Senior Operational Risk Committee

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the Bank's transactions, to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This Committee has functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank's comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank's operational risk appetite framework; ensures compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures accordingly; ensure the long-term solvency of the Organization (business continuity plans, information security and cybersecurity, controls, among others), avoiding risk factors that may jeopardize the continuity of the Bank. To decide about new products and services, and to verify the consistency of the operational risk management policies, business continuation, information security and cyber security across the bank's subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to perform stress tests and scenario selection methodologies and evaluate the results, among others.

(vi) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank's capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF's principles are respected, and the bank's medium-term sustainability.

(vii) Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction and follow up of credit risk models for both regulatory and internal purposes; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee




for consideration, for final confirmation; For regulatory models, this Committee is limited to the review, leaving approval to the Portfolio Risk Committee and subsequently to the Board of Directors. It is also responsible for ensuring compliance with the model monitoring guidelines, which are also approved by the Board of Directors.

(viii) Model Risk Management Committee

Its main function is to establish and oversee the institution-wide model risk management framework. Among other responsibilities, this committee reviews and discusses the identification and assessment of model risks based on aggregated results, provides guidelines and verifies the consistency of policies with subsidiaries, ensures the updating of the institutional inventory of models and methodologies, reviews the status of observations and action plans, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(ix) Operational Risk Committee

The Committee has the powers to implement the necessary changes in the processes, controls, and IT systems that support the operations of Banco de Chile, with the aim of mitigating operational risks and ensuring that the various areas properly manage and control these risks. Among the Committee's main functions it is in charge of developing a Comprehensive Operational Risk Management Model, explicitly including Information Security, Business Continuity, and Suppliers; overseeing the implementation and/or updating of the regulatory framework related to policies and bylaws, development plans, and initiatives of the model, as well as its dissemination throughout the organization; promoting a culture of operational risk management at all levels of the Bank; reviewing the results of comprehensive risk assessments in operational risk; reviewing the Operational Risk Appetite Framework; ensuring compliance with the current regulatory framework related to operational risk; reviewing the Bank's exposure to operational risk and identifying the main operational risks to which it is exposed; becoming aware of major frauds, incidents, operational events, their root causes, impacts, and corrective actions, as well as operational risk assessments; proposing, agreeing on, and/or prioritizing strategies to mitigate major operational risks; ensuring the long-term solvency of the organization (including business continuity plans, information security, controls, among others), avoiding risk factors that could jeopardize the Bank's continuity; ensuring that Operational Risk policies are aligned with the Bank's objectives and strategies; reaching consensus on the development of new products and services; Becoming aware of the level of risk to which the Bank is exposed in its outsourced services, among other responsibilities.

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(b) Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with Management and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c) Measurement Methodology

Regarding Credit Risk, allowance levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio on a timely basis. For such purpose, the Bank has guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank's effective equity self-assessment process. The Board of Directors approves these guidelines, and the models developed.

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For the purposes of covering losses in the event of customers payment default, the Bank determines the level of allowances that must be established based on the following:

–   Individual evaluation: mainly applies to the Bank's portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, to establish the allowances in a timely and appropriate manner. The review of the portfolio risk classifications is performed permanently considering the financial position, payment behavior and the environment of each customer.

–   Group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are conducted on a monthly basis through statistical models that allow estimating the level of allowances necessary to cover the portfolio risk; for commercial, consumer and mortgage portfolios, these results are compared with the standard models provided by the regulator, with the resulting allowance being the largest between both methods. The consistency analysis of the models is conducted through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow the comparison of the actual losses to expected losses. In March 2024, the CMF issued the regulations that establish the Standardized Methodology for computing Allowances for Consumer Loans, whose provisions became effective beginning on accounting closing of January 2025.

To validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the adequacy of allowances for the total loan portfolio, verifying that the allowances established are adequate to cover the losses that could arise from credit operations granted. The result of this analysis is presented to the Board of Directors, which provides its view on the adequacy of the allowances in each year.

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Banco de Chile establishes additional allowances with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional allowances to be or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

In this context, in January 2025, the Bank released additional allowances because of the impact of the regulatory implementation of the standard consumer matrix.

The monitoring and control of risks are performed mainly based on limits established by the Board of Directors. These limits reflect the Bank's business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the industries selected.

The Bank develops its capital planning process on a comprehensive basis with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with that required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, that allows the Bank to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize



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in the normal course of its business. For such purpose, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of such Framework allowing it to constantly monitor the performance of different indicators and implement timely corrective actions, in the cases those are needed. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

(2) Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to inability or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation, and an appropriate balance of the risks assumed, through permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. It establishes the risk management framework for the different business segments to which it provides services, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

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The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether nationwide or regional, and that can generate an impact of this type, where they are executed. For the financing of projects, projects must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for providing services to large customers, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical and real estate developments that can generate an environmental impact.

During 2025, the Bank continues to identify risks associated with climate change, producing heat maps for the individual portfolio related to exposure to Physical Risks (at the level of geographic areas within the country) and Transition Risks (at the level of economic sectors). Likewise, within the framework of the regulatory provisions set out in General Standard NCG 519, the Bank is making progress in several areas in preparation for its upcoming entry into force.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments to which services are provided, recognizing the singularities of each one of them:

1. Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Accordingly, the Bank needs to analyze the generation of flows and solvency of the customer to meet its payment commitments and, when the characteristics of the operation merit it, must constitute adequate guarantees must be constituted that allow mitigating the risk assumed with the customer.

BANCO DE CHILE AND SUBSIDIARIES

2. Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential indications of impairment of customers, with respect to the original conditions, and also the possible business opportunities with those that present a better payments quality and behavior.

3. Develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4. Have a collection structure with timely, agile and effective processes that allow management to be performed in accordance with the different types of customers and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank's reputational definitions.

5. Maintain an efficient administration in the organization of teams, tools and availability of information that allow the Bank to have optimal credit risk management.

Based on these management principles, the Corporate Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to customers, maintaining the solid foundations that characterize the Bank's portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments to which the Bank provides services.


(a) Admission:

In the retail segments, admission management is performed mainly through a risk evaluation that uses scoring tools and credit attribution to approve each transaction. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the customer, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the Bank has proactive admission processes for a diverse portfolio of customers. These consist of mass evaluation of customers through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This results in having preapproved loan offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

Also, for the Wholesale segments, the management of admission is conducted through an individual analysis of the customers, also considering the relationship with the rest of the entities, if applicable. This analysis takes into consideration among other factors the capacity to generate cash, the financial position with an emphasis on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the Management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The aforementioned evaluation is supported by a rating model that allows higher uniformity in the analysis of the customer and its group.

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the transactions having certain tools designed to meet the needs of the specific characteristics of the businesses and their related risks.



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(b) Follow Up:

From granting a loan until its full extinction, it is necessary to have a follow up of the behavior and financial position of the debtor with an emphasis on its payment capacity, as the situation of the customer and associated risk change over time. Portfolio monitoring allows the Bank to act proactively if indications of overall impairment are noted or if the debtor's ability to meet its obligations is affected.

In the follow up function, methodologies and tools for the different segments in which the bank operates, have been developed, which allow proper management of its credit portfolio.

In the retail segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating significant information for the decision making process in different instances defined. In addition, special follow ups are generated according to the significant events in the environment.

In the wholesale segments, a permanent follow up is performed through management tools at individual level taking into consideration the business segments and economic sectors. Through this process the alarms are generated that guarantee the proper and timely recognition of the risk in the individual portfolio and the special conditions established in the admission stage are monitored , including financial covenants, coverage of certain guarantees and conditions imposed at the time of the approval.

Additionally, in the Admission area, simultaneous follow up tasks are perform that allow the Bank to monitor the evolution of the transactions from the beginning until recovery, with the purpose of making sure that the portfolio's risks are properly and timely, and proactively managing the cases posing higher risks.

(c) Recovery or collection:

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, customers with temporary cash flow problems are favored, debt normalization plans are proposed for viable customers, so that it is possible to maintain the relationship in the long term once their situation is regularized. The recovery of assets at risk is maximized and the necessary collection actions are conducted, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable customers with payment intentions, maintaining an adequate risk-return ratio, along with the incorporation of robust tools for differentiated collection management.

In the wholesale segments, when detecting customers that show indications of impairment or default of any type or condition, the commercial area to which the customers belongs, together with the Corporate Risk Division, establish action plans for their regularization. For cases of higher complexity where specialized management is required, the Special Asset Management, area is directly in charge of collection management, establishing action plans and negotiations based on the characteristics of each customer.

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(d)   Portfolio Concentration:

The maximum exposure to credit risk, by customer or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2025 and 2024, does not exceed 10% of the Bank's effective equity.

The tables below show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2025:




	Chile MCh$	United States MCh$	England MCh$	Brazil MCh$	Others MCh$	Total MCh$
Financial assets						
Cash and deposits in banks	2,256,651	279,035	7,971	8	47,321	2,590,986
Financial assets held for trading at fair value through profit or loss:						
Derivative financial instruments						
Forwards (*)	219,698	9,347	73,114	—	75,651	377,810
Swaps (**)	683,270	118,530	575,343	—	111,667	1,488,810
Call options	332	—	—	—	—	332
Put options	2,515	—	—	—	—	2,515
Futures	—	—	—	—	—	—
Subtotal	905,815	127,877	648,457	—	187,318	1,869,467
Debt financial instruments						
From the Chilean Government and Central Bank	2,798,329	—	—	—	—	2,798,329
Other debt financial instruments issued in Chile	277,354	—	—	—	—	277,354
Financial debt instruments issued Abroad	—	46,019	—	—	—	46,019
Subtotal	3,075,683	46,019	—	—	—	3,121,702
Other financial instruments						
Investments in mutual funds	400,222	—	—	—	—	400,222
Equity instruments	619	—	—	—	—	619
Others	616	802	—	—	—	1,418
Subtotal	401,457	802	—	—	—	402,259
Financial assets at fair value through other comprehensive income:						
Debt financial instruments						
From the Chilean Government and Central Bank	1,174,306	—	—	—	—	1,174,306
Other debt financial instruments issued in Chile	2,338,926	—	—	—	—	2,338,926
Financial debt instruments issued Abroad	—	35,739	—	—	—	35,739
Subtotal	3,513,232	35,739	—	—	—	3,548,971
Derivative financial instruments for hedging purposes						
Forwards	—	—	—	—	—	—
Swaps	—	7,130	22,584	—	—	29,714
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	7,130	22,584	—	—	29,714
Financial assets at amortized cost:						
Rights by resale agreements and securities lending	100,643	—	—	—	—	100,643
Debt financial instruments						
From the Chilean Government and Central Bank	460,956	—	—	—	—	460,956
Subtotal	460,956	—	—	—	—	460,956
Loans to banks						
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	—	—	—	—	—	—
Foreign Banks (***)	—	5,024	—	204,397	190,371	399,792
Subtotal	—	5,024	—	204,397	190,371	399,792
Loans to customers, net						
Commercial loans	19,469,504	—	—	—	39,851	19,509,355
Residential mortgage loans	13,916,618	—	—	—	—	13,916,618
Consumer loans	5,765,997	—	—	—	—	5,765,997
Subtotal	39,152,119	—	—	—	39,851	39,191,970

(*)   Others includes France of Ch$70,734 million, Switzerland of Ch$4,917million.

(**)   Others includes France of Ch$38,116 million, Spain of Ch$26,711 million and Canada of Ch$46,840 million.

(***)   Others includes China of Ch$122,586 million, South Korea of Ch$6,794, Peru of Ch$473 million, Netherlands of Ch$36,303 million, Singapore of Ch$21,658 million and India of Ch$2,557 million.

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BANCO DE CHILE AND SUBSIDIARIES

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	
	MCh$	MCh$	MCh$	MCh$	MCh$	
Cash and deposits in banks	1,347,525	—	—	1,243,461	—	
Financial assets held for trading at fair value through profit or loss:						
Derivative financial instruments						
Forwards	—	—	—	336,264	13,248	
Swaps	—	—	8	1,412,893	2,596	
Call options	—	—	—	58	204	
Put options	—	—	—	425	1,866	
Futures	—	—	—	—	—	
Subtotal	—	—	8	1,749,640	17,914	
Debt financial instruments						
From the Chilean Government and Central Bank	2,388,127	410,202	—	—	—	
Other debt financial instruments issued in Chile	—	—	—	277,354	—	
Financial debt instruments issued abroad	—	46,019	—	—	—	
Subtotal	2,388,127	456,221	—	277,354		
Other financial instruments						
Investments in mutual funds	—	—	—	400,222	—	
Equity instruments	—	—	—	619	—	
Others	—	—	—	1,418	—	
Subtotal	—	—	—	402,259	—	
Financial assets at fair value through other comprehensive income:						
Debt financial instruments						
From the Chilean Government and Central Bank	—	1,174,306	—	—	—	
Other debt financial instruments issued in Chile	—	—	—	2,254,319	6,658	
Financial debt instruments issued Abroad	—	—	—	35,739	—	
Subtotal	—	1,174,306	—	2,290,058	6,658	
Derivative financial instruments for hedging purposes						
Forwards	—	—	—	—	—	
Swaps	—	—	—	29,714	—	
Call options	—	—	—	—	—	
Put options	—	—	—	—	—	
Futures	—	—	—	—	—	
Subtotal	—	—	—	29,714		
Financial assets at amortized cost [*]**:**						
Rights by resale agreements and securities lending	—	—	—	98,266	—	
Debt financial instruments						
From the Chilean Government and Central Bank	—	460,956	—	—	—	
Subtotal	—	460,956	—	—	—	
Loans to banks						
Central Bank of Chile	—	—	—	—	—	
Domestic banks	—	—	—	—	—	
Foreign banks	—	—	—	399,792	—	
Subtotal	—	—	—	399,792	—	

(*)   Economic activity of Loans to customers disclosed in Note 13 letter (g).



	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Others MCh$	Total MCh$
	—	—	—	—	—	—	—	—	—	2,590,986
	6,864	1,297	586	1,437	—	8,506	5,667	3,941	—	377,810
	3,106	—	17,419	4,405	33	34,024	2,654	11,672	—	1,488,810
	13	—	—	57	—	—	—	—	—	332
	199	—	—	—	16	—	8	1	—	2,515
	—	—	—	—	—	—	—	—	—	—
	10,182	1,297	18,005	5,899	49	42,530	8,329	15,614	—	1,869,467
	—	—	—	—	—	—	—	—	—	2,798,329
	—	—	—	—	—	—	—	—	—	277,354
	—	—	—	—	—	—	—	—	—	46,019
	—	—	—	—	—	—	—	—	—	3,121,702
	—	—	—	—	—	—	—	—	—	400,222
	—	—	—	—	—	—	—	—	—	619
	—	—	—	—	—	—	—	—	—	1,418
	—	—	—	—	—	—	—	—	—	402,259
	—	—	—	—	—	—	—	—	—	1,174,306
	—	—	11,727	38,011	—	—	—	28,211	—	2,338,926
	—	—	—	—	—	—	—	—	—	35,739
	—	—	11,727	38,011	—	—	—	28,211	—	3,548,971
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	29,714
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	29,714
	—	—	—	—	—	—	—	2,377	—	100,643
	—	—	—	—	—	—	—	—	—	460,956
	—	—	—	—	—	—	—	—	—	460,956
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	399,792
	—	—	—	—	—	—	—	—	—	399,792

BANCO DE CHILE AND SUBSIDIARIES

The tables below show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2024:

	Chile MCh$	United States MCh$	
Financial assets			
Cash and deposits in banks	1,928,373	652,953	
Financial assets held for trading at fair value through profit or loss:			
Derivative financial instruments			
Forwards [*]	161,046	4,215	
Swaps [**]	927,824	57,428	
Call options	3,937	—	
Put options	250	—	
Futures	—	—	
Subtotal	1,093,057	61,643	
Debt financial instruments			
From the Chilean Government and Central Bank	1,495,457	—	
Other debt financial instruments issued in Chile	217,948	—	
Financial debt instruments issued Abroad	—	976	
Subtotal	1,713,405	976	
Other financial instruments			
Investments in mutual funds	408,121	—	
Equity instruments	1,039	—	
Others	1,930	599	
Subtotal	411,090	599	
Financial assets at fair value through other comprehensive income:			
Debt financial instruments			
From the Chilean Government and Central Bank	660,777	—	
Other debt financial instruments issued in Chile	1,375,630	—	
Financial debt instruments issued Abroad	—	51,938	
Subtotal	2,036,407	51,938	
Derivative financial instruments for hedging purposes			
Forwards	—	—	
Swaps	—	28,599	
Call options	—	—	
Put options	—	—	
Futures	—	—	
Subtotal	—	28,599	
Financial assets at amortized cost:			
Rights under repurchase agreements	87,291	—	
Debt financial instruments			
From the Chilean Government and Central Bank	944,109	—	
Subtotal	944,109	—	
Loans to banks			
Central Bank of Chile	—	—	
Domestic banks	300,042	—	
Foreign Banks [***]	—	—	
Subtotal	300,042	—	
Loans to customers, net			
Commercial loans	19,985,358	—	
Residential mortgage loans	13,218,586	—	
Consumer loans	5,551,306	—	
Subtotal	38,755,250	—	

(*)   Others includes France of Ch$28,892 million, Spain of Ch$2,313 million, Switzerland of Ch$765 million and Belgium of Ch$59 million.

(**)   Others includes France of Ch$43,194 million, Spain of Ch$31,437 million and Canada of Ch$92,761 million.

(***) Others includes China of Ch$32,260 million, Netherlands of Ch$26,931 million, Switzerland of Ch$24.665 million and Singapore of Ch$14,614 million.



	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$
	20,508	8	97,234	2,699,076
	30,380	—	32,029	227,670
	917,837	—	167,392	2,070,481
	1,012	—	—	4,949
	3	—	—	253
	—	—	—	—
	949,232	—	199,421	2,303,353
	—	—	—	1,495,457
	—	—	—	217,948
	—	—	—	976
	—	—	—	1,714,381
	—	—	—	408,121
	—	—	—	1,039
	—	—	—	2,529
	—	—	—	411,689
	—	—	—	660,777
	—	—	—	1,375,630
	—	—	—	51,938
	—	—	—	2,088,345
	—	—	—	—
	40,794	—	4,566	73,959
	—	—	—	—
	—	—	—	—
	—	—	—	—
	40,794	—	4,566	73,959
	—	—	—	87,291
	—	—	—	944,109
	—	—	—	944,109
	—	—	—	—
	—	—	—	300,042
	—	269,191	98,470	367,661
	—	269,191	98,470	667,703
	—	—	119,870	20,105,228
	—	—	—	13,218,586
	—	—	—	5,551,306
	—	—	119,870	38,875,120

BANCO DE CHILE AND SUBSIDIARIES

	Central Bank of Chile MCh$	Government MCh$	Retail (Individuals) MCh$	Financial Services MCh$	Trade MCh$	
Cash and deposits in banks	1,036,476	—	—	1,662,600	—	
Financial assets held for trading at fair value through profit or loss:						
Derivative financial instruments						
Forwards	—	—	—	199,429	3,890	
Swaps	—	—	—	1,972,003	1,079	
Call options	—	—	—	1,182	1,036	
Put options	—	—	—	90	137	
Futures	—	—	—	—	—	
Subtotal	—	—	—	2,172,704	6,142	
Debt financial instruments						
From the Chilean Government and Central Bank	1,217,317	278,140	—	—	—	
Other debt financial instruments issued in Chile	—	—	—	217,948	—	
Financial debt instruments issued Abroad	—	—	—	976	—	
Subtotal	1,217,317	278,140	—	218,924	—	
Other financial instruments						
Investments in mutual funds	—	—	—	408,121	—	
Equity instruments	—	—	—	1,039	—	
Others	—	—	—	2,529	—	
Subtotal	—	—	—	411,689	—	
Financial assets at fair value through other comprehensive income						
Debt financial instruments						
From the Chilean Government and Central Bank	—	660,777	—	—	—	
Other debt financial instruments issued in Chile	—	—	—	1,342,558	5,202	
Financial debt instruments issued Abroad	—	—	—	51,938	—	
Subtotal	—	660,777	—	1,394,496	5,202	
Derivative financial instruments for hedging purposes						
Forwards	—	—	—	—	—	
Swaps	—	—	—	73,959	—	
Call options	—	—	—	—	—	
Put options	—	—	—	—	—	
Futures	—	—	—	—	—	
Subtotal	—	—	—	73,959	—	
Financial assets at amortized cost [*]						
Rights by resale agreements and securities lending	—	—	—	82,505	—	
Debt financial instruments						
From the Chilean Government and Central Bank	—	944,109	—	—	—	
Subtotal	—	944,109	—	—	—	
Loans to banks						
Central Bank of Chile	—	—	—	—	—	
Domestic banks	—	—	—	300,042	—	
Foreign banks	—	—	—	367,661	—	
Subtotal	—	—	—	667,703	—	

[*]   The economic activity of loans to customers disclosed in Note 13 letter (g).



	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	2,699,076
	13,094	200	2,394	5,024	315	1,183	638	1,503	—	227,670
	7,970	—	13,947	23,613	1,756	37,459	7,758	4,896	—	2,070,481
	1,159	—	—	1,483	—	76	—	13	—	4,949
	26	—	—	—	—	—	—	—	—	253
	—	—	—	—	—	—	—	—	—	—
	22,249	200	16,341	30,120	2,071	38,718	8,396	6,412	—	2,303,353
	—	—	—	—	—	—	—	—	—	1,495,457
	—	—	—	—	—	—	—	—	—	217,948
	—	—	—	—	—	—	—	—	—	976
	—	—	—	—	—	—	—	—	—	1,714,381
	—	—	—	—	—	—	—	—	—	408,121
	—	—	—	—	—	—	—	—	—	1,039
	—	—	—	—	—	—	—	—	—	2,529
	—	—	—	—	—	—	—	—	—	411,689
	—	—	—	—	—	—	—	—	—	660,777
	—	—	11,315	11,503	—	5,052	—	—	—	1,375,630
	—	—	—	—	—	—	—	—	—	51,938
	—	—	11,315	11,503	—	5,052	—	—	—	2,088,345
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	73,959
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	73,959
	—	—	—	—	—	—	—	4,786	—	87,291
	—	—	—	—	—	—	—	—	—	944,109
	—	—	—	—	—	—	—	—	—	944,109
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	300,042
	—	—	—	—	—	—	—	—	—	367,661
	—	—	—	—	—	—	—	—	—	667,703

497

BANCO DE CHILE AND SUBSIDIARIES

(e) Collateral and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty's credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

- For commercial loans: Residential and non-residential real estate, liens and inventory.
- For retail loans: Mortgage loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable in accordance with both external standards and internal policies guidelines and parameters. The Bank has approximately 255,927 collateral constituted as of December 31, 2025 (248,807 in December 2024), the majority of which consist of real estate. The following table contains guarantees value:


‹ 498 ›

December 2025	Loans	Guarantee				
		Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to corporations	14,650,675	3,943,491	132,773	471,893	3,086	4,551,243
Loans to small businesses	4,858,680	3,465,683	15,860	10,592	—	3,492,135
Consumer Lending	5,765,997	367,490	439	2,361	—	370,290
Mortgage Lending	13,916,618	13,457,848	63	—	—	13,457,911
Total	**39,191,970**	**21,234,512**	**149,135**	**484,846**	**3,086**	**21,871,579**

December 2024	Loans	Guarantee				
		Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to corporations	15,278,242	3,985,392	137,504	559,132	1,345	4,683,373
Loans to small businesses	4,826,986	3,465,474	14,464	10,240	—	3,490,178
Consumer Lending	5,551,306	387,195	552	2,500	—	390,247
Mortgage Lending	13,218,586	12,711,594	120	—	—	12,711,714
Total	**38,875,120**	**20,549,655**	**152,640**	**571,872**	**1,345**	**21,275,512**

The Bank also uses mitigating tactics for credit risk on derivative transactions. Through date, the following mitigating tactics are used:

- Accelerating transactions and net payment using market values at the date of default of one of the parties.
- Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.
  Margins established with time deposits by customers who have FX forwards with the subsidiary Banchile Corredores de Bolsa S.A.



SUPPLIERS

LEGAL AND REGULATORY
COMPLIANCE

COMMITMENT
TO CHILE

MATERIAL OR
ESSENTIAL EVENTS

ADDITIONAL
INFORMATION

12
FINANCIAL
REPORTING

The value of the guarantees that the Bank holds related to the loans individually classified as impaired as of December 31, 2025 and 2024 amounted to Ch$190,093 million and Ch$183,021 million, respectively.

The value of the guarantees related to past due loans but no impaired as of December 31, 2025 and 2024 amounted to Ch$545,626 million and Ch$521,142 million respectively.

(f) Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank's approval and monitoring processes and is performed in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments for customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews focused on companies that are involved in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of allowances to cover the losses due to the possible non-recoverability of the loans granted.

The credit quality by asset class for Consolidated Statements of Financial Position line items, based on the Bank's credit rating system, is presented in Note 13 letter (d).

The detail of the past due but not impaired portfolio is as follows:

❮ 499 ❯

	Past due but not impaired[*]			
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$
December 2025	875,016	233,505	75,726	—
December 2024	837,159	207,787	62,454	—

(*)   These amounts include the past due portion and the remaining balance of loans in default.

(g) Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$24,625 million and Ch$32,929 million as of December 31, 2025 and 2024, respectively, the majority of which are properties. All of these assets are managed for sale.

(h) Renegotiated Assets:

The loans are presented as renegotiated in the statement of financial position correspond to those in which the related financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

BANCO DE CHILE AND SUBSIDIARIES

The table below provides the detail of the carrying amounts of loans with renegotiated terms by financial asset class:

Financial Assets	2025 MCh$	2024 MCh$
Loans to Banks		
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to customers, net		
Commercial loans	504,756	484,156
Residential mortgage loans	322,610	299,599
Consumer loans	365,996	369,183
Subtotal	1,193,362	1,152,938
Total renegotiated financial assets	**1,193,362**	**1,152,938**

(i)   Compliance with credit limits granted to related debtors:

‹ 500 ›

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	2025 MCh$	2024 MCh$
Total related debt	571,097	579,923
Consolidated Total or Regulatory Capital	7,115,175	6,955,292
Limit used %	8.03%	8.34%

(3)   Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to make the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Price Risk). For its proper management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to the review by the Market Risk Manager and approval by the Bank's Board of Directors, at least annually.

a)   Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.



SUPPLIERS

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COMPLIANCE

COMMITMENT
TO CHILE

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ESSENTIAL EVENTS

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INFORMATION

12

FINANCIAL
REPORTING

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Statement of Income). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with that is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Statement of Income whenever it believes that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank's inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report ("MAR") stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the significant currencies in the balance sheet, to face a cash need as a result of the transaction under business as usual conditions.

The use as of December within 2025 is shown below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$			MAR FCCY MUS$	
	1 - 30 days	1 - 90 days			1 - 30 days
Maximum	2,693	4,922	Maximum		1,613
Minimum	604	2,743	Minimum		(71)
Average	1,550	3,896	Average		718

The Bank also monitors the amount of assets denominated in local currency that is financed by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount to take precautions against not only Banco de Chile's event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2025 is illustrated below:

	Cross Currency Funding MUS$
Maximum	3,635
Minimum	604
Average	2,167

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

BANCO DE CHILE AND SUBSIDIARIES

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2025 are shown below:

	Funding Financial Counterparties / Assets	Deposits / Loans
Maximum	39%	65%
Minimum	36%	60%
Average	38%	62%

Additionally, certain market index, prices and monetary decisions made by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy requires the regular performance of stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, in accordance with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the Bank's liquidity risk appetite.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time because of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, "CMF") authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as on demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

Through the present date, the CMF establishes the following provisions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2025 are shown below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days
Maximum	0.21	0.20	0.28
Minimum	(0.14)	(0.23)	0.08
Average	0.01	(0.01)	0.21
Regulatory Limit	N/A	N/A	1.0

 502



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2025

The individual and consolidated term liquidity gap are presented below:

	Quarterly Statement of Individual Liquidity Position As of December 31, 2025 Contractual Basis Amounts in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	693,213	979,445	968,537	1,065,858
Cash flow payable (liabilities) and expenses	2,430,445	2,876,778	3,354,654	4,273,259
Liquidity Gap	**1,737,232**	**1,897,333**	**2,386,117**	**3,207,401**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	693,213	979,445	968,537	1,065,858
Cash flow payable (liabilities) and expenses	2,430,445	2,876,778	3,354,654	4,273,259
Liquidity Gap	**1,737,232**	**1,897,333**	**2,386,117**	**3,207,401**
Limits:				
One time capital			5,644,125	
AVAILABLE MARGIN (*)			**3,258,008**	

(*) In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,258,008,501,010.

	Quarterly Statement of Individual Liquidity Position As of December 31, 2025 Adjusted Basis Amounts in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,989,676	10,785,433	11,966,865	14,258,609
Cash flow payable (liabilities) and expenses	9,468,044	10,446,546	11,889,594	14,194,574
Liquidity Gap	**1,478,368**	**(338,887)**	**(77,271)**	**(64,035)**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	614,569	782,091	630,859	455,068
Cash flow payable (liabilities) and expenses	1,505,781	1,863,160	2,215,807	3,043,888
Liquidity Gap	**891,212**	**1,081,069**	**1,584,948**	**2,588,820**
Limits:				
One time capital			5,644,125	
AVAILABLE MARGIN (*)			**4,059,177**	

(*) In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$4,059,177,634,843.

503

BANCO DE CHILE AND SUBSIDIARIES

	Quarterly Statement of Consolidated Liquidity Position As of December 31, 2025 Contractual Basis Amounts in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	9,350,866	12,579,070	14,315,907	17,529,813
Cash flow payable (liabilities) and expenses	20,617,686	23,047,061	26,450,839	30,298,214
Liquidity Gap	**11,266,820**	**10,467,991**	**12,134,932**	**12,768,401**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	693,213	979,445	968,538	1,065,862
Cash flow payable (liabilities) and expenses	2,430,507	2,876,839	3,354,715	4,273,320
Liquidity Gap	**1,737,294**	**1,897,394**	**2,386,177**	**3,207,458**
Limits:				
One time capital			5,644,125	
AVAILABLE MARGIN [*]			**3,257,948**	

[*]   In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,257,948,417,020.

‹ 504 ›

	Quarterly Statement of Consolidated Liquidity Position As of December 31, 2025 Adjusted Basis Amounts in MCh$			
Consolidated Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	9,018,516	11,843,584	13,043,834	15,347,579
Cash flow payable (liabilities) and expenses	10,353,960	11,335,132	12,788,552	15,093,532
Liquidity Gap	**1,335,444**	**(508,452)**	**(255,282)**	**(254,047)**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	614,569	782,091	630,860	455,073
Cash flow payable (liabilities) and expenses	1,505,842	1,863,222	2,215,868	3,043,949
Liquidity Gap	**891,273**	**1,081,131**	**1,585,008**	**2,588,876**
Limits:				
One time capital			5,644,125	
AVAILABLE MARGIN [*]			**4,059,117**	

[*]   In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$4,059,117,550,856.



Liquid Assets Consolidated Balance Statement as of December 31, 2025, amounts in BCh$



Source: Financial Statements Banco de Chile as of December 31, 2025

‹ 505 ›

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio ("LCR") and Net Stable Financing Ratio ("NSFR"), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, whereas for the second the limit requirement is 0.9 times (90%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2025 are shown below:

	LCR	NSFR
Maximum	2.13	1.22
Minimum	1.82	1.17
Average	1.97	1.19
Regulatory Limit	1.00	0.9 [*]

(*)   By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

BANCO DE CHILE AND SUBSIDIARIES

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2025 and 2024, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025							
Transactions in the course of payment	564,172	—	—	—	—	—	564,172
Full delivery derivative transactions	490,271	369,130	724,294	1,153,074	1,027,445	1,247,938	5,012,152
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	14,498,196	—	—	—	—	—	14,498,196
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations by repurchase agreements and securities lending	287,110	—	—	—	—	—	287,110
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued (all currencies)	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Other financial obligations	367,323	—	—	—	—	—	367,323
Regulatory capital financial instruments (subordinated bonds)	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total (excluding non-delivery derivative transactions)	25,610,301	3,956,292	4,652,276	4,402,680	3,236,880	8,136,937	49,995,366
Non-delivery derivative transactions	479,836	675,990	775,896	1,529,409	1,014,770	2,214,460	6,690,361

 506

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024							
Transactions in the course of payment	283,605	—	—	—	—	—	283,605
Full delivery derivative transactions	728,329	328,138	972,304	1,202,183	861,833	1,490,511	5,583,298
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	14,263,303	—	—	—	—	—	14,263,303
Time deposits and saving accounts	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	109,280	66	527	—	—	—	109,873
Borrowings from financial institutions	22,207	159,438	921,823	—	—	—	1,103,468
Debt financial instruments issued (all currencies)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligations	284,479	—	—	—	—	—	284,479
Regulatory capital financial instruments (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total (excluding non-delivery derivative transactions)	25,146,017	3,316,457	5,259,826	4,335,196	3,279,754	7,116,478	48,453,728
Non-delivery derivative transactions	153,172	399,612	1,201,809	1,385,711	894,295	1,912,040	5,946,639



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(b) Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Banking Book (the Banking Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVTOCI) is considered, which is a sub-set of the Banking Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the Board of Directors and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level, and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2025 is shown below:

‹ 507 ›

	Value-at-Risk 99% one-day confidence level MCh$
Maximum	1,906
Minimum	516
Average	1,117

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate adjustment dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their related risks using the Earnings-at-Risk or EaR metric for short-term measurements and metrics such as Delta EVE sensitivities (Economic Value of Equity) and Delta EVE VaR for long-term measurements. Within these metrics, Prepayment Risk is considered, which corresponds to the customer's ability to pay, fully or partially, their debt before maturity. For such purposes, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

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BANCO DE CHILE AND SUBSIDIARIES

The use of EaR within the year 2025 is shown below:

	12- months Earnings-at-Risk 99% confidence level 3 months closing period MCh$
Maximum	228,919
Minimum	165,929
Average	203,729

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is prepared using guidelines provided by the Central Bank of Chile (hereinafter, "BCCh") and the CMF. The aforementioned methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report per its Spanish acronym), because of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified to evaluate potential corrective actions.

Finally, the Market Risk Management Policy of Banco de Chile required the performance of daily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVTOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank's price risk appetite framework.




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	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Assets as of December 31, 2025							
Cash and deposits in banks	2,574,653	—	—	—	—	—	2,574,653
Transactions in the course of collection	398,870	—	—	—	—	—	398,870
Financial assets at fair value through other comprehensive income:							
Debt financial instruments	122,687	364,977	1,694,489	1,037,150	177,600	151,991	3,548,894
Derivative financial instruments for hedging purposes	1,530	7,885	40,255	564,015	298,745	1,057,656	1,970,086
Financial assets at amortized cost:							
Rights by resale agreements and securities lending	57,023	—	—	—	—	—	57,023
Debt financial instruments	—	14,089	7,859	162,583	321,295	—	505,826
Loans to banks	186,284	8,892	208,407	—	—	—	403,583
Loans to customers, net	5,578,003	2,465,737	8,212,752	8,924,482	5,793,296	16,143,007	47,117,277
Total Assets	**8,919,050**	**2,861,580**	**10,163,762**	**10,688,230**	**6,590,936**	**17,352,654**	**56,576,212**

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Assets as of December 31, 2024							
Cash and deposits in banks	2,677,676	—	—	—	—	—	2,677,676
Transactions in the course of collection	382,677	—	—	—	—	—	382,677
Financial assets at fair value through other comprehensive income:							
Debt financial instruments	143,990	272,612	867,605	490,101	217,174	96,808	2,088,290
Derivative financial instruments for hedging purposes	747	8,544	311,890	442,555	337,594	893,516	1,994,846
Financial assets at amortized cost:							
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	25,951	11,478	500,385	159,001	306,586	1,003,401
Loans to banks	398,595	58,098	216,769	—	—	—	673,462
Loans to customers, net	5,417,405	3,126,005	8,684,037	8,875,282	5,369,386	15,070,223	46,542,338
Total Assets	**9,021,090**	**3,491,210**	**10,091,779**	**10,308,323**	**6,083,155**	**16,367,133**	**55,362,690**

BANCO DE CHILE AND SUBSIDIARIES

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025							
Transactions in the course of payment	571,023	—	—	—	—	—	571,023
Derivative financial instruments for hedging purposes	2,252	2,021	29,606	535,849	354,597	1,481,648	2,405,973
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	14,526,894	—	—	—	—	—	14,526,894
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations by repurchase agreements and securities lending	43,509	—	—	—	—	—	43,509
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued [*]	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Other financial obligation	363,649	—	—	—	—	—	363,649
Regulatory capital financial instruments (subordinated bonds)	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total liabilities	**24,910,556**	**3,589,183**	**3,957,588**	**3,785,455**	**2,564,032**	**8,370,647**	**47,177,461**

 510

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024							
Transactions in the course of payment	297,983	—	—	—	—	—	297,983
Derivative financial instruments for hedging purposes	1,588	2,755	303,336	381,790	343,096	1,133,338	2,165,903
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	14,287,507	—	—	—	—	—	14,287,507
Time deposits and saving accounts	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	9,984	—	—	—	—	—	9,984
Borrowings from financial institutions	21,222	159,438	921,822	—	—	—	1,102,482
Debt financial instruments issued [*]	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligation	284,479	—	—	—	—	—	284,479
Regulatory capital financial instruments (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total liabilities	**24,357,577**	**2,991,008**	**4,590,330**	**3,514,803**	**2,761,017**	**6,759,305**	**44,974,040**

(*)   Amounts shown here are different from those reported in the liabilities report, which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.



Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Banking Book and the FVTOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)   The financial crisis shows market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)   The financial crisis also shows that correlations between these fluctuations are materially different from those used in the VaR calculation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations with respect to the patterns observed under normal conditions.

(iii)   Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined through mathematical simulations of fluctuations in the values of market factors, and, estimating the changes of the economic and /or accounting value of the financial positions.

‹ 511 ›

To comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVTOCI portfolio. Because the Bank's portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivity by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVTOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. Because of the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations related to those that generate the most adverse impact in the aggregate level.

BANCO DE CHILE AND SUBSIDIARIES

	Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book					
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Lower than 1 year	8	89	126	60	34	(65)
Higher than 1 year	(13)	126	(24)	111	33	(23)

bps = basis points.

The worst impact on the Bank's Trading Book as of December 31, 2025, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book	
	MCh$
CLP Interest Rate	(13,347)
Derivatives	100
Debt instruments	(13,447)
CLF Interest Rate	(1,890)
Derivatives	(823)
Debt instruments	(1,067)
Interest rate US SOFR	(2,960)
SOFR/CAM interest rate spread	(1,247)
Total Interest rates	**(19,444)**
Banking spread	**—**
Total FX and FX Options	**(474)**
Total	**(19,918)**

The modeled scenario would generate losses in the Trading Book of Ch$19,918 million. Such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Banking Book as of December 31, 2025, which does not necessarily mean a net loss (gain) but a lower (higher) net income from funds generation (resulting in the generation of the net interest rate), is shown below:

Most Adverse Stress Scenario 12-Month Revenue Banking Book	
	MCh$
Impact by Base Interest Rate shocks	(262,853)
Impact due to Spread Shocks	(20,924)
Higher / (Lower) Net revenues	**(283,777)**

‹ 512 ›



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The impact on the FVTOCI portfolio is detailed in the tables below. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the variations below, correspond to the ones that generate the most adverse impact.

	Average Fluctuations of Market Factors for Maximum Stress Scenario FVTOCI Portfolio			
	CLP Bonds	CLF Bonds	USD Offshore SOFR Derivatives	Spread USD SOFR/CAM Derivatives
	(bps)	(bps)	(bps)	(bps)
Less than 1 year	151	232	(13)	(71)
Greater than 1 year	142	249	6	(30)

bps = basis points

The worst impact on the Bank's FVTOCI portfolio as of December 31, 2025, because of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVTOCI portfolio	
	MCh$
CLP Debt Instrument	(45,843)
CLF Debt Instrument	(80,393)
Interest rate US SOFR	11
Banking spread	(4,515)
Corporative spread	1,719
Total	**(129,021)**

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$129,021 million.

The main negative impact on the Trading Book would occur because of an increase in rates on debt instruments in CLP and CLF over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLP and CLF greater than 1 year. For its part, the lowest potential income in the next 12 months in the Banking Book would occur in a scenario of a sharp inflation rates and a limited fall in nominal interest rates.

〈 513 〉

BANCO DE CHILE AND SUBSIDIARIES

(4) Other Information related to Financial Risks:

Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair value		Contracts with a negative fair value with right to offset		Contracts with positive fair value with right to offset		Financial guarantee		Net fair value	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	1,899,181	2,377,312	(715,643)	(817,430)	(839,686)	(1,103,430)	(172,966)	(169,344)	170,886	287,108
Derivative financial liabilities	2,378,039	2,585,846	(715,643)	(817,430)	(839,686)	(1,103,430)	(456,594)	(334,897)	366,116	330,089


(5) Operational risk:

One of the Bank's objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent to all activities, products, and systems, and is is found in the entire organization, encompassing its strategic, business, and support processes. All Bank's employees are responsible, within their related areas of responsibility, for managing and controlling the operational risk inherent to their activities, as its materialization can generate direct or indirect financial losses.

To manage this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Corporate Risk Division manages this risk, by establishing of a Global Control Management. Likewise, the "Superior Committee for Operational Risk" and the "Committee for Operational Risk" supervise this.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment within the organization.



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These processes are implemented in the different areas of Operational Risk action, using several management and control tools.

Operational Risk Comprehensive Management Model


1. Identification and Assessment
Management Scope
Fraud Management
Process Evaluation
Control Testing
Event Management
Loss Base Management
Risk Profile and Appetite Framework
Generation of stress test models for operational risk
Supplier Management
Self-Assessment Matrix
Project Assessment
Control of Subsidiaries
Main Tools
Operational Risk Models
Scenario Analysis
Risk Indicators
Risk Appetite Framework
External Regulations
Internal Regulatory Framework
Data Analysis
Monitoring and tracking of Action Plans
2. Control and Mitigation
3. Monitoring and Reporting
4. Operational Risk Culture

The aforementioned processes correspond to:

1. **Identification and Evaluation:** At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies in an efficient and effective manner.

   The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows becoming aware of the operational risks in a timely manner.

2. **Control and Mitigation:** Determination of acceptable risk levels and mitigation actions to be applied in the event of deviation from these levels. This process aims to maintain risk at adequate levels.

   Banco de Chile will execute a set of control and mitigation tools in the different management areas which will allow it possible to alert deviations in the exposure to operational risk, where mitigation measures will be evaluated to resolve them.

3. **Monitoring and Reporting:** This process aims to guarantee the monitoring of the main risks and inform the different stakeholders.

   At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

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OPENING
REMARKS

CORPORATE
PROFILE

CORPORATE
GOVERNANCE

STRATEGY AND
BUSINESS MODEL

CUSTOMERS

PEOPLE

BANCO DE CHILE AND SUBSIDIARIES

4. **Operational Risk Culture:** The Overall Control Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business.

    Additionally, the comprehensive management of Operational Risk considers the following areas:

    –   Fraud Management
    –   Process Assessment
    –   Test of Controls
    –   Event Management
    –   Loss Base Management
    –   Risk Appetite Framework and Profile
    –   Execution of Stress Test Models for Operational Risk
    –   Supplier Management
    –   Management Self-Assessment Matrix
    –   Operational Risk Assessment for Projects
    –   Subsidiary Control

All areas mentioned above, together with the corresponding Regulatory Framework and governance structure, perform the overall management of Operational Risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

 516

The exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2025 and 2024 is detailed in the following table:

	December 2025			December 2024		
	Gross lost	Recoveries	Net loss	Gross lost	Recoveries	Net loss
Category	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	85	(1)	84	61	—	61
External fraud	26,754	(13,528)	13,226	26,185	(12,738)	13,447
Work and safety practices in the business premises	1,685	—	1,685	1,707	(17)	1,690
Customers, products and business practices	406	—	406	673	—	673
Damage to physical assets	543	(25)	518	1,170	(152)	1,018
Business interruption and system failures	569	(4)	565	2,451	(1,549)	902
Execution, delivery and process management	2,194	(161)	2,033	4,175	(24)	4,151
Total	**32,236**	**(13,719)**	**18,517**	**36,422**	**(14,480)**	**21,942**

Cybersecurity

The Identity Governance Management is responsible for developing, implementing, and improving the identity and access management strategy, protecting data while ensuring operational efficiency and regulatory compliance. It implements IAM technologies and collaborates with all areas of the Corporation, promoting automation and the continuous improvement of access controls.



The Cyber Defense Management is responsible for proactively protecting, monitoring, and eliminating threats and vulnerabilities through automated containment measures, and for managing incidents assertively and in a timely manner, with the objective of safeguarding the Corporation's information assets based on the prevailing threat landscape.

In addition, the Technology Risk and Cyber Intelligence Management aims to identify and manage technology, information security, and cybersecurity risks by identifying threats and vulnerabilities that may expose the Bank's infrastructure. This assessment allows for evaluating probability and potential impact, preventing attacks, and strengthening strategic decision-making through the management of cyber-intelligence requirements, including the formulation of hypotheses regarding possible attack vectors and malicious behavior.

Finally, the Cybersecurity Management and Subsidiary Control is responsible for managing the cybersecurity strategy, processes, policies, standards, and procedures through a comprehensive approach, supporting risk management as well as cybersecurity projects and budgeting. In its Subsidiary Control role, it maintains a communication channel with the Information Security Officer of each subsidiary to ensure adherence to cybersecurity guidelines, providing advice, support, training, and consulting as needed.

To ensure compliance with objectives related to customer service delivery, the bank has a Business Continuity Management, which, through its Policy and Standard, establishes guidelines to manage, control, and administer recovery strategies in contingency situations. It maintains the crisis governance model and ensures the continuity of critical services and operations related to the payment chain through a resilient, comprehensive model that includes plans and controlled tests to mitigate the impact of disruptive events that may affect the bank. Additionally, the role and responsibilities of the Information Security Officer (ISO) are defined, operating independently from the Cybersecurity Division. The ISO's function is to design and implement controls by monitoring the tasks performed by the organizational units responsible for information security, cybersecurity, and technology risk within the Bank and its subsidiaries.

‹ 517 ›

This is the reason why Business Continuity has available methodologies and controls that contribute to the application of the comprehensive model within the corporation, mainly represented in the following management areas:

– **Document Management:** It consists of conducting methodological processes for updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping up-to-date the strategy implemented in the Bank and in accordance with the guidelines of Business Continuity Management (BCM).

– **Business Continuity Tests:** It refers to annually scheduled contingency simulations that address the five risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity). These test, allow to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank's critical products and services.

– **Crisis Management:** Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups together with the main recovery strategies and structures defined in the BCM model. By doing this, it constantly strengthens the different areas necessary for preparation, execution and monitoring, that will allow the Bank to face crisis events.

– **Critical Supplier Management:** This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established directly related to the engaged services.

BANCO DE CHILE AND SUBSIDIARIES

– **Alternative Site Management:** It involves the ongoing management and monitoring of secondary physical locations for the Bank's critical units, with the aim of ensuring the continuity of operations in the event of a failure at the primary site. The objective is to safeguard and maintain the operational and technological capabilities of the alternate sites, reducing recovery times and ensuring effective activation whenever required.

– **Relations with subsidiaries and External Entities:** It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the overall management in accordance with the requirements of internal and external regulators.

– **Continuous Improvement:** Considers the application of processes, automation and the adaptation of resources used in the internal processes of the Business Continuity Model, with the objective of improving response in the delivery and analysis of information in contingencies, strengthening the BCM managed processes.

– **Training:** It includes the development and implementation of processes and training activities under different learning methodologies to strengthen and empower employees on the areas of the Business Continuity Model.

– **Cybersecurity Control:** Design and implement independent controls by monitoring the tasks performed by the organizational units responsible for the Bank's information security, cybersecurity and technology risk.

The management and unification of the described areas, together with the compliance with the implemented regulations and the structured governability, entail the Bank's Business Continuity Model.



48. INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY RATIOS:

Requirements and Capital Management:

The main objectives of the Bank's capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a sound credit classification and the generation of adequate capital headroom. During 2025, the Bank has met the required capital requirements and its internal adequacy objectives.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2025, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.



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Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its RWA or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, the requirements establish that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital buffer for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, effective beginning in May 2024. In the monetary policy meeting of November 2025, the Central Bank agreed to maintain the same level of 0.5% requirement for the capital buffer.

On January 16, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it made the decision to apply additional Pillar 2 capital requirements of 0.5% for Banco de Chile within an implementation period of four years. This charge must be constituted in a ratio of 25% beginning on June 30, 2024. Likewise, this requirement must be recognized at least 56.3% with basic capital proportionally to the minimum legal requirements. On January 17, 2025 the CMF communicated that, as a result of the supervisory process, it decided to maintain the additional capital requirement for Pillar 2 effective on that date for the equivalent to 0.13% of the RWA, which was fully constituted in June 2025. On January 16, 2026, as a result of the supervisory process, the CMF resolved and communicated the removal of the additional Pillar 2 requirement for Banco de Chile.

On April 1, 2025, the CMF reported the result of the annual review of the systemic importance rating for local banks, maintaining an additional basic capital charge of 1.25% of the RWA for Banco de Chile.

As of December 1, 2025, the phased implementation of requirements for systemic banks and the gradual adjustments to regulatory capital have been fully completed. From this date onward, the only remaining transitional measure relates to the continued recognition of subordinated bonds issued by banking subsidiaries as effective equity. Furthermore, as of December 1, 2024, the adoption process for the capital conservation buffer was finalized, reaching 2.5% of risk-weighted assets, a requirement fully met by Banco de Chile.

BANCO DE CHILE AND SUBSIDIARIES

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and effective equity components under Basel III	Note	Local and Overall consolidated December 31, 2025	Local and Overall consolidated December 31, 2024
Item No.	Item description		MCh$	MCh$
1	Total assets as per the statement of financial position		54,100,903	52,095,441
2	Non-consolidated investment in subsidiaries	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	2,069,627	2,544,175
4	Derivative credit equivalents	c	1,070,598	1,056,941
5	Contingent loans	d	3,110,749	3,104,187
6	Assets generated by the intermediation of financial instruments	e	—	—
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**		**56,212,623**	**53,712,394**
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	f	33,093,851	32,704,910
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	f	—	—
9	Market risk weighted assets (MRWA)	h	1,712,039	1,309,590
10	Operational risk weighted assets (ORWA)	g	4,112,856	4,339,979
11.a	**= (8.a/8.b+9+10) Risk-weighted assets (RWA)**		**38,918,746**	**38,354,479**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)**		**38,918,746**	**38,354,479**
12	Owner's equity		5,799,534	5,622,999
13	Non-controlling interest	i	1	2
14	Goodwill	j	—	—
15	Excess minority investments	k	—	—
16	**= (12+13-14-15) Core Tier 1 Capital (CET1)**		**5,799,535**	**5,623,001**
17	Additional deductions to core tier 1 capital, other than item 2	l	155,410	111,087
18	**= (16-17-2) Core Tier 1 Capital (CET1)**		**5,644,125**	**5,511,914**
19	Voluntary (additional) provisions located as additional Tier 1 capital (AT1)	m	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	m	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)		—	—
23	Discounts on AT1	l	—	—
24	**= (19+20+21+22-23) Additional Tier 1 Capital (AT1)**		**—**	**—**
25	**= (18+24) Tier 1 Capital**		**5,644,125**	**5,511,914**
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	n	413,673	408,811
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,057,377	1,034,567
28	**= (26+27) Equivalent tier 2 capital (T2)**		**1,471,050**	**1,443,378**
29	Discounts applied to T2	l	—	—
30	**= (28-29) Tier 2 capital (T2)**		**1,471,050**	**1,443,378**
31	**= (25+30) Effective equity**		**7,115,175**	**6,955,292**
32	**Additional basic capital required for the constitution of the conservation buffer**	**o**	**972,969**	**958,862**
33	**Additional basic capital required to set up the countercyclical buffer**	**p**	**194,594**	**191,772**
34	**Additional basic capital required for banks qualified as systemic**	**q**	**486,484**	**359,573**
35	**Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)**	**r**	**37,946**	**35,957**





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a)   Related to the value of the investment in subsidiaries that are not consolidated. Applies only in the local consolidation when the bank has subsidiaries abroad, fully deducting its value in assets and CET1.

b)   Related to the value of the asset items that are discounted from the regulatory capital, in accordance with the paragraph(a) of title N°3 of chapter 21-30 of the RAN.

c)   Relates to the credit equivalents of the derivative instruments, in accordance with the paragraph (b) of title N°3 of chapter 21-30 of the RAN.

d)   Related to the contingent exposure according to the paragraph c) of the title N°3 of chapter 21-30 of the RAN.

e)   Relates to the intermediation of financial instrument assets in the name of the bank on behalf of third parties that are consolidated as established in the paragraph d) of the title N°3 of chapter 21-30 of the RAN.

f)   Related to the estimated credit risk weighted assets according to the chapter 21-6 of RAN. If the bank does not have the authorization to apply internal methodologies, needs to inform the field 8.b as zero.

g)   Relates to market risk weighted assets according to the chapter 21-7 of the RAN.

h)   Relates the estimated operational risk weighted assets according to the chapter 21-8 of the RAN.

i)   Relates to the non-controlling interest, depending on the level of consolidation, up to 20% of the owners' assets.

j)   Assets that correspond to goodwill.

k)   Relates to the balances of investment assets in non-business support companies that do not participate in the consolidation, above 5% of the owners' equity.

l)   For CET1 and T2, banks must estimate the equivalent value for each tier of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the RAN and reported in this row. For AT1, discounts are applied directly, if any

m)   Provisions and subordinated bonds allocated to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN.

n)   Provisions and subordinated bonds allocated to the equivalent definition of tier 2 capital (T2), as established in Chapter 21-1 of the RAN.

o)   Relates to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.

p)   Relates to the additional basic capital (CET1) for the constitution of the countercyclical buffer, as established in Chapter 21-12 of the RAN.

q)   Relates to the additional basic capital (CET1) for banks qualified as systemic banks, as established in Chapter 21-11 of the RAN.

r)   Relates to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

BANCO DE CHILE AND SUBSIDIARIES

Capital Adequacy Ratios and Regulatory Compliance according to Basel III	Note	Local and Overall consolidated December 31, 2025 %	Local and Overall consolidated December 31, 2024 %
Item No. Item description (*)			
1 **Leverage Ratio (T1 I18/T1 I7)**		10,04%	10.26%
1.a Leverage Ratio that the bank must meet, considering the minimum requirements	a	3%	3%
2 **CET 1 Capital Ratio (T1 I18/T1 I11.b)**		14,50%	14.37%
2.a CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	5,82%	5.51%
2.b Capital buffer shortfall	b	—	—
3 **Tier 1 Capital Ratio (T1 I25/T1 I11.b)**		14,50%	14.37%
3.a Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	7,35%	7.03%
4 **Regulatory Capital Ratio (T1 I31/T1 I11.b)**		18,28%	18.13%
4.a Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	a	9,38%	9.06%
4.b Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	c	N/A	N/A
4.c Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	12,38%	12.06%
5 **Credit rating**	d	A	A
Regulatory compliance for Capital Adequacy			
6 **Additional provisions computed in Tier 2 capital (T2) in relation to CRWA (T1 I26/T1 I8.a)**	e	1,25%	1.25%
7 **Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital**	f	18,23%	18.40%
8 **Additional Tier 1 Capital (AT1) in relation to CET 1 Capital (T1 I24/T1 I18)**	g	—	—
9 **Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs ((T1 I19+T1 I20)/T1 I11.b)**	h	N/A	N/A

(*) T1 Ix: corresponds to item x of the previous table.

a) In the case of the leverage indicator, the requirement is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN.

In the case of core capital, the bank considers a charge of 4.5% of risk-weighted assets (RWA) plus the systemic charge and Pillar 2 requirements.

In Tier 1 capital, a value of 6% plus the systemic bank charge and Pillar 2 charge is considered the minimum requirement.

For effective equity, 8% of the RWA is considered, adding to this value the additional charges for systemic bank and Pillar 2.

The systemic bank and Pillar 2 requirements for Banco de Chile are equivalent to 1.25% and 0.13%, respectively. The transitional provisions require 100% of the capital charge per systemic bank (75% as of December 31, 2024) and 100% of the charge for Pillar 2 for Banco de Chile (25% as of December 31, 2024 equivalent to 0.125%) which is covered by 56.3% with basic capital.

b) The capital buffer deficit must be estimated according to the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends, as provided in the Chapter mentioned above.

In the case of effective equity, the requirement of 100% of the conservation buffer of 2.5% and a counter-cyclical capital charge are added to the value reported in note 4.a). of 0.5%.

c) It corresponds to the effective equity requirement in force by article 35 bis of the General Banking Law.

d) It corresponds to the solvency classification as established in article 61 of the general banking law.

e) Limit is equivalent to 1.25% when using standard methodology for determining CRWAs.

f) Limit is equivalent to 50% of the basic capital, considering the discounts applied to these instruments according to Chapter 21-1 of the RAN.

g) Additional Tier 1 capital cannot exceed 1/3 of core capital.

h) Additional provisions and subordinated bonds could be temporarily allocated until November 2023 to AT 1 for up to 1% of the RWA as of December 1, 2021. This value decreased annually by 0.5% in accordance with the transitional provisions of Chapter 21-2 of the RAN.



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49. SUBSEQUENT EVENTS:

(a) During the period 2026, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 8, 2026 (*)	20240002	HW	750,000	UF	06/01/2044	2.93%
January 12, 2026 (*)	20240002	HW	100,000	UF	06/01/2044	2.92%
January 14, 2026	11/2022	FU	500,000	UF	11/01/2032	2.81%
January 14, 2026	11/2022	GG	350,000	UF	05/01/2035	2.89%
January 14, 2026 (*)	20240002	HW	300,000	UF	06/01/2044	2.91%
January 15, 2026	11/2022	FU	500,000	UF	11/01/2032	2.78%
January 15, 2026 (*)	20240002	HH	400,000	UF	12/01/2036	2.87%
January 15, 2026 (*)	20240002	HW	50,000	UF	06/01/2044	2.89%

(*)   The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

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(b) On January 21, 2026, Banco de Chile reported that Mr. Francisco Pérez Mackenna submitted his resignation from the positions of Regular Director and Vice Chairman of Banco de Chile, effective January 31, 2026, which was accepted by the Board of Directors. Likewise, the Board agreed to appoint Mr. Óscar Hasbún Martínez as Regular Director, replacing Mr. Francisco Pérez Mackenna, effective February 1, 2026 and until the next Annual General Shareholders' Meeting. Finally, the Board agreed to appoint Regular Director Mr. Jean-Paul Luksic Fontbona as Vice Chairman of the Board, effective February 1, 2026.

(c) On January 29, 2026, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders' Meeting for March 26, 2026 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2025:

a)   Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2024 and November 2025, amounting to Ch$182,336,381,737 which will be added to retained earnings from previous periods.

b)   Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.99757030464 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 84.7% of the profits for the year ended December 31, 2025.

Additionally, in accordance with the Bank's Bylaws, and considering the amendment to Article Eight approved at the Extraordinary Shareholders' Meeting held on November 10, 2025, the election of the Board of Directors to take place at the upcoming Ordinary Shareholders' Meeting on March 26, 2026 will require the appointment of nine Principal Directors, as well as two Alternate Directors.

The Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2025 were approved by the Directors on January 29, 2026.

In Management's opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2025 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G.
General Accounting Manager

Eduardo Ebensperger O.
Chief Executive Officer



Project.

A look at Chile from above

This project presents Chile to the world to foster a sense of pride in our country. With photographs taken by a drone along Chile's 4,270 kilometers, from the driest desert to our continent's southernmost point, we share this pride and leave a historic legacy that will stand the test of time. Thanks to these efforts, we were recognized at the Cannes Lions International Festival of Creativity with an award that symbolizes our commitment.

Legal Name: Banco de Chile
Taxpayer ID Number: 97.004.000-5

Headquarters
Ahumada 251, Santiago, Chile
Phone: (56-2) 2637 1111
Fax: (56-2) 2637 3434
www.bancochile.cl
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Beijing Representation Office
606 West Tower, Twin Tower, B-12
Jianguomenwai Avenue,
Chaoyang District, Beijing
Phone: (86-10) 5879 4301
Fax: (86-10) 5109 6040
bro@bancochile.bj.cn

Investor Relations
Ahumada 251, Floor 1, Santiago, Chile
Phone: (56-2) 2653 2051
             (56-2) 2653 3554
ir@bancochile.cl

Shareholder Relations
Agustinas 975, Office 541, Santiago, Chile
Phone: (56-2) 2653 2980
             (56-2) 2653 2294
acciones@bancochile.cl

DCV Registros S.A.
Av. Los Conquistadores 1730,
Torre Nueva Santa María, Floor 24,
Providencia, Chile
Phone: (56-2) 2393 9003
atencionaccionistas@dcv.cl
www.dcv.cl

Design: www.marumazzini.cl
Photography: Alejandro Balart M. | Pedro Pablo Valverde G. | BBDO
Icons: Freepik
Printing: Fyrma Gráfica
Translation: Lingo Translations



Banco de Chile

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2025

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